   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 1995

                                                       REGISTRATION NO. 33-61969
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 PRE-EFFECTIVE

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            PHARMACIA & UPJOHN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                         2834                        98-0155411
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)      IDENTIFICATION NUMBER)

                            ------------------------


                 FLEMING WAY                            CORPORATION TRUST COMPANY
           CRAWLEY, SUSSEX RH10 2LZ                         1209 ORANGE STREET
                   ENGLAND                              WILMINGTON, DELAWARE 19801
              (44-129) 353-1133                               (302) 658-7581
 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE     (NAME, ADDRESS, INCLUDING ZIP CODE, AND
                    NUMBER,                                     TELEPHONE
INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL   NUMBER, INCLUDING AREA CODE, OF AGENT FOR
               EXECUTIVE OFFICES)                                SERVICE)


                            ------------------------

                                   COPIES TO:

               NEIL T. ANDERSON                           JOHN A. MARZULLI, JR.
             SULLIVAN & CROMWELL                           SHEARMAN & STERLING
               125 BROAD STREET                              199 BISHOPSGATE
           NEW YORK, NEW YORK 10004                          LONDON EC2M 3TY
                (212) 558-4000                                   ENGLAND
                                                            (44-171) 920-9000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and the conditions to consummation of the Merger and the Offer described herein have been satisfied or waived.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K


             FORM S-4 ITEM NUMBER AND HEADING                  LOCATION IN PROSPECTUS/
      ----------------------------------------------              PROXY STATEMENT/
                                                               U.S. OFFER TO PURCHASE
                                                      -----------------------------------------
A.    INFORMATION ABOUT THE COMBINATION
        1. Forepart of Registration Statement and
             Outside Front Cover Page of
             Prospectus.............................  Facing Page of Registration Statement;
                                                      Cross-Reference Sheet; Outside Front
                                                      Cover Pages of Prospectus
        2. Inside Front and Outside Back Cover Pages
             of Prospectus..........................  Available Information; Incorporation of
                                                      Certain Documents by Reference; Table of
                                                      Contents
        3. Risk Factors, Ratio of Earnings to Fixed
             Charges and Other Information..........  Summary; Risk Factors; Market Price and
                                                      Dividend Data
        4. Terms of the Combination.................  Summary; The Companies and the
                                                      Combination; The Combination; The
                                                      Combination Agreement; The Co-Promotion
                                                      Agreement; Tax Consequences of the Merger
                                                      and the Offer; Description of Capital
                                                      Stock and Charter Documents of the
                                                      Company; Certain Changes in Rights of
                                                      Stockholders Resulting from the
                                                      Combination
        5. Pro Forma Financial Information..........  Summary; Unaudited Condensed Pro Forma
                                                      Combined Financial Statements
        6. Material Contacts with the Company Being
             Acquired...............................  *
        7. Additional Information Required for
             Reoffering by Persons and Parties
             Deemed to be Underwriters..............  *
        8. Interests of Named Experts and Counsel...  *
        9. Disclosure of Commission Position on
             Indemnification for Securities Act
             Liabilities............................  *


B.    INFORMATION ABOUT THE REGISTRANT
       10. Information with Respect to S-2 or S-3
             Registrants............................  *
       11. Incorporation of Certain Information by
             Reference..............................  *
       12. Information with Respect to Registrants
             Other Than S-2 or S-3 Registrants......  *
       13. Incorporation of Certain Information by
             Reference..............................  *

---------------
* Omitted because not required, inapplicable or answer is in the negative.

                                                               LOCATION IN PROSPECTUS/
             FORM S-4 ITEM NUMBER AND HEADING                     PROXY STATEMENT/
      ----------------------------------------------           U.S. OFFER TO PURCHASE
                                                      -----------------------------------------
       14. Incorporation with Respect to Registrants
             Other Than S-2 or S-3 Registrants......  Summary; Risk Factors; The Companies and
                                                      the Combination; Description of the
                                                      Company; Unaudited Pro Forma Combined
                                                      Financial Statements; Description of
                                                      Capital Stock and Charter Documents of
                                                      the Company; Certain Changes in Rights of
                                                      Stockholders Resulting from the
                                                      Combination
C.    INFORMATION ABOUT THE COMPANY BEING ACQUIRED
       15. Information with Respect to S-3
             Companies..............................  Incorporation of Certain Documents by
                                                      Reference; Summary; Risk Factors;
                                                      Description of Upjohn; Upjohn Summary
                                                      Selected Financial Data; Upjohn
                                                      Management's Discussion and Analysis of
                                                      Financial Condition and Results of
                                                      Operations; Description of Pharmacia;
                                                      Pharmacia Selected Financial Data;
                                                      Pharmacia Management's Discussion and
                                                      Analysis of Financial Condition and
                                                      Results of Operations
       16. Information with Respect to S-2 or S-3
             Companies..............................  *
       17. Information with Respect to Companies
             Other Than S-2 or S-3 Companies........  *
D.    VOTING AND MANAGEMENT INFORMATION
       18. Information if Proxies, Consents or
             Authorizations are to be Solicited.....  Summary; Risk Factors; The Upjohn Special
                                                      Meeting; The Combination; The Combination
                                                      Agreement; Description of the Company;
                                                      Description of Upjohn; Description of
                                                      Capital Stock and Charter Documents of
                                                      the Company
       19. Information if Proxies, Consents or
             Authorizations are not to be Solicited
             or in an Exchange Offer................  Summary; Risk Factors; The U.S. Offer to
                                                      Purchase; The Combination; The
                                                      Combination Agreement; Description of the
                                                      Company; Description of Pharmacia;
                                                      Description of Capital Stock and Charter
                                                      Documents of the Company

---------------
* Omitted because not required, inapplicable or answer is in the negative.

                                EXPLANATORY NOTE


     The form of prospectus filed as part of this Registration Statement contains two sets of cover pages. The first set, with page numbers preceded by the letter "A", relates to the terms of the merger of Pharmacia & Upjohn Subsidiary, Inc. ("Merger Sub"), a Delaware corporation wholly owned by Pharmacia & Upjohn, Inc., a Delaware corporation (the "Company"), with and into The Upjohn Company, a Delaware corporation ("Upjohn"), as a result of which all of the outstanding shares of Common Stock, par value $1 per share, of Upjohn will be exchanged for shares of Common Stock, par value $.01 per share, of the Company (the "New Common Stock"), and each outstanding share of Series B Convertible Perpetual Preferred Stock of Upjohn will be exchanged for one share of Series A Convertible Perpetual Preferred Stock of the Company. The second set of cover pages, with page numbers preceded by the letter "B", relates to the terms of an offer by the Company to exchange for (i) each outstanding Class A Common Share, nominal value SEK 25 per share, of Pharmacia Aktiebolag, a corporation organized under the laws of the Kingdom of Sweden ("Pharmacia"), held by U.S. Persons (as defined herein), (ii) each outstanding Class B Common Share, nominal value SEK 25 per share, of Pharmacia held by U.S. Persons, and
(iii) each outstanding American Depositary Share representing one Pharmacia Class A Common Share, one share of New Common Stock. The Prospectus/Proxy Statement distributed to holders of Upjohn shares will contain the first set of cover pages. The Prospectus/U.S. Offer to Purchase distributed to holders of Pharmacia securities will contain the second set of cover pages.


     The securities registered hereby are not being registered for the purpose of distribution outside the United States.

                               THE UPJOHN COMPANY

                               7000 PORTAGE ROAD
                           KALAMAZOO, MICHIGAN 49001

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                         TO BE HELD ON OCTOBER 17, 1995


To Our Stockholders:


     Notice is hereby given that a Special Meeting of Stockholders of The Upjohn Company, a Delaware corporation ("Upjohn"), will be held at 10:00 a.m., local time, on Tuesday, October 17, 1995 at the Radisson Plaza Hotel, 100 West Michigan Avenue, Kalamazoo Michigan (the "Upjohn Special Meeting"), and at any adjournments or postponements thereof, for the following purposes:



     1. To adopt the Combination Agreement, dated as of August 20, 1995 (the "Combination Agreement"), among Upjohn, Pharmacia Aktiebolag, a Swedish corporation ("Pharmacia"), Pharmacia & Upjohn, Inc., a Delaware corporation 50% owned by each of Pharmacia and Upjohn (the "Company"), and Pharmacia & Upjohn Subsidiary, Inc., a Delaware corporation wholly owned by the Company ("Merger Sub"), pursuant to which Merger Sub will be merged with and into Upjohn (the "Merger"), as described in the attached Prospectus/Proxy Statement (the "Prospectus"). Pursuant to the Combination Agreement, upon the consummation of the Merger, (i) each outstanding share of Common Stock, par value $1 per share, of Upjohn will be converted into the right to receive 1.45 shares of Common Stock, par value $.01 per share, of the Company ("New Common Stock") and (ii) each outstanding share of Series B Convertible Perpetual Preferred Stock of Upjohn will be converted into the right to receive one share of Series A Convertible Perpetual Preferred Stock of the Company. As a result of the Merger, Upjohn will become a wholly owned subsidiary of the Company and the separate existence of Merger Sub will cease. The Combination Agreement also contemplates that the Company will commence an offer (the "Offer") to exchange for each outstanding Class A Common Share of Pharmacia, each outstanding Class B Common Share of Pharmacia and each outstanding American Depositary Share representing one Class A Common Share of Pharmacia, one share of New Common Stock or a Swedish Depository Share representing one share of New Common Stock. The Merger and the Offer are more fully described in the accompanying Prospectus. The Board of Directors of Upjohn unanimously recommends a vote FOR adoption of the Combination Agreement.

     2. To transact such other business as may properly be brought before the meeting or any adjournments or postponements thereof.


     Stockholders of record at the close of business on September 18, 1995 will be entitled to vote at the Upjohn Special Meeting and any adjournments or postponements thereof. Whether or not you plan to attend, please sign, date and return the enclosed proxy in the postage-paid envelope provided. The prompt return of your proxy will assist us in preparing for the Upjohn Special Meeting.


                                          BY ORDER OF THE
                                          BOARD OF DIRECTORS

                                          Kenneth M. Cyrus
                                          Secretary

Kalamazoo, Michigan

September 18, 1995


                             YOUR VOTE IS IMPORTANT

  WHETHER OR NOT YOU EXPECT TO ATTEND THE UPJOHN SPECIAL MEETING, PLEASE SIGN,
                   DATE AND RETURN THE ENCLOSED PROXY IN THE
                        POSTAGE-PAID ENVELOPE PROVIDED.

PROSPECTUS/PROXY STATEMENT


                                   PROSPECTUS

                            PHARMACIA & UPJOHN, INC.

                             SHARES OF COMMON STOCK
                                      AND

                                PROXY STATEMENT
                                      FOR
                        SPECIAL MEETING OF STOCKHOLDERS
                                       OF

                               THE UPJOHN COMPANY

                         TO BE HELD ON OCTOBER 17, 1995

                            ------------------------


    This Prospectus/Proxy Statement (the "Prospectus") is being furnished to stockholders of The Upjohn Company, a Delaware corporation ("Upjohn"), in connection with the solicitation of proxies by the Board of Directors of Upjohn for a Special Meeting of Stockholders of Upjohn to be held at 10:00 a.m., local time, on Tuesday, October 17, 1995 at the Radisson Plaza Hotel, 100 West Michigan Avenue, Kalamazoo, Michigan (the "Upjohn Special Meeting"), and at any adjournments or postponements thereof.



    At the Upjohn Special Meeting, the holders of the issued and outstanding shares of Common Stock, par value $1 per share, of Upjohn (the "Upjohn Common Stock") and the holders of the issued and outstanding shares of Series B Convertible Perpetual Preferred Stock, par value $1 per share, of Upjohn (the "Upjohn Preferred Stock"), voting together as one class, will be asked to adopt the Combination Agreement, dated as of August 20, 1995 (the "Combination Agreement"), among Upjohn, Pharmacia Aktiebolag, a corporation organized under the laws of the Kingdom of Sweden ("Pharmacia"), Pharmacia & Upjohn, Inc., a Delaware corporation 50% owned by each of Pharmacia and Upjohn (the "Company"), and Pharmacia & Upjohn Subsidiary, Inc., a Delaware corporation wholly owned by the Company ("Merger Sub"). Under the terms of the Combination Agreement, Merger Sub will be merged with and into Upjohn (the "Merger"). Pursuant to the Merger,
(i) each outstanding share of Upjohn Common Stock will be converted into the right to receive 1.45 shares (the "Exchange Ratio") of Common Stock, par value $.01 per share, of the Company (the "New Common Stock"), with the result that all of the outstanding shares of Upjohn Common Stock will be converted collectively into approximately 248,920,548 shares of New Common Stock, and (ii) each outstanding share of Upjohn Preferred Stock will be converted into the right to receive one share of Series A Convertible Perpetual Preferred Stock, par value $.01 per share, of the Company (the "New Preferred Stock"), with the result that all of the outstanding shares of Upjohn Preferred Stock will be converted collectively into approximately 7,263 shares of New Preferred Stock. See "The Merger." At the Upjohn Special Meeting, the stockholders of Upjohn will also be asked to consider and vote upon such other business as may properly be brought before the Upjohn Special Meeting or any adjournments or postponements thereof.


    THE BOARD OF DIRECTORS OF UPJOHN BELIEVES THAT THE TERMS OF THE COMBINATION AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, UPJOHN AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT UPJOHN STOCKHOLDERS VOTE FOR ADOPTION OF THE COMBINATION AGREEMENT.
                            ------------------------

    Upon consummation of the Merger, all shares of Upjohn Common Stock and Upjohn Preferred Stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any shares of Upjohn Common Stock or Upjohn Preferred Stock will cease to have any rights with respect thereto, except the right to receive the shares of New Common Stock or New Preferred Stock, as the case may be, to be issued in consideration therefor upon the surrender of such certificate, without interest. Fractional shares of New Common Stock will not be issuable in connection with the Merger. Holders of Upjohn Common Stock otherwise entitled to a fractional share will be paid the value of such fraction in cash, as described under "The Merger -- Fractional Shares."


    The Combination Agreement also contemplates that the Company will commence an offer (the "Offer") to exchange for each outstanding Class A Common Share of Pharmacia, each outstanding Class B Common Share of Pharmacia and each outstanding American Depositary Share representing one Class A Common Share of Pharmacia (collectively, the "Pharmacia Securities"), one share of New Common Stock or a Swedish Depositary Share representing one share of New Common Stock. See "The Combination Agreement -- The Offer." The consummation of each of the Offer and the Merger is conditioned upon the consummation of the other. As soon as practicable after the consummation of the Offer (assuming that the Company has acquired Pharmacia Securities representing more than 90 percent of the share capital of Pharmacia and voting rights exercisable at a general meeting of Pharmacia stockholders), the Company will commence a compulsory acquisition proceeding under Swedish law to acquire all of the outstanding Pharmacia Securities not acquired by the Company pursuant to the Offer (such compulsory acquisition, collectively with the Merger and the Offer, the "Transactions"). Upon consummation of the Transactions, Upjohn and Pharmacia will become wholly owned subsidiaries of the Company and the stockholders of Upjohn and Pharmacia will each hold approximately 50 percent of the equity of the Company, assuming full acceptance of the Offer by Pharmacia stockholders.

                            ------------------------
      FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, SEE "RISK FACTORS" FOLLOWING THE SUMMARY HEREIN.
                            ------------------------

THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
     SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
             OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                  CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

          This Prospectus and the accompanying form of proxy are first being mailed to stockholders on or about September 18, 1995.

                            ------------------------


                  THIS PROSPECTUS IS DATED SEPTEMBER 15, 1995.

PROSPECTUS/U.S. OFFER TO PURCHASE



                        U.S. OFFER TO EXCHANGE FOR EACH

         CLASS A COMMON SHARE, NOMINAL VALUE SEK 25 PER SHARE, AND EACH
              CLASS B COMMON SHARE, NOMINAL VALUE SEK 25 PER SHARE
                      BENEFICIALLY OWNED BY A U.S. PERSON
    AND EACH AMERICAN DEPOSITARY SHARE REPRESENTING ONE CLASS A COMMON SHARE
                                       OF

                             PHARMACIA AKTIEBOLAG,


              ONE SHARE OF COMMON STOCK, PAR VALUE $.01 PER SHARE

                                       OF
                            PHARMACIA & UPJOHN, INC.


    THE INITIAL EXPIRATION DATE FOR THE U.S. OFFER IS 12:00 NOON, NEW YORK CITY TIME, ON OCTOBER 20, 1995, AND WITHDRAWAL RIGHTS FOR THE U.S. OFFER WILL EXPIRE AT SUCH TIME, UNLESS THE U.S. OFFER IS EXTENDED. ANNOUNCEMENT OF THE RESULTS OF THE U.S. OFFER WILL BE MADE APPROXIMATELY TEN BUSINESS DAYS AFTER THE PRIOR EXPIRATION DATE. ALTHOUGH PHARMACIA SECURITIES MAY BE TENDERED DURING THE PERIOD OF CALCULATION OF THE RESULTS OF THE U.S. OFFER, WITHDRAWAL RIGHTS WILL NOT BE AVAILABLE DURING SUCH PERIOD OR DURING THE PERIOD, IF ANY, BY WHICH THE U.S. OFFER IS EXTENDED FOLLOWING THE ANNOUNCEMENT OF THE SATISFACTION OF ALL CONDITIONS TO THE U.S. OFFER NOT PREVIOUSLY ANNOUNCED TO HAVE BEEN SATISFIED OR WAIVED.


    THE OFFER IS CONDITIONED UPON (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF PHARMACIA SECURITIES REPRESENTING MORE THAN 90 PERCENT OF THE SHARE CAPITAL OF PHARMACIA AND VOTING RIGHTS EXERCISABLE AT A GENERAL MEETING OF PHARMACIA STOCKHOLDERS, (II) THE ADOPTION OF THE COMBINATION AGREEMENT BY THE REQUISITE AFFIRMATIVE VOTE OF THE STOCKHOLDERS OF THE UPJOHN COMPANY IN ACCORDANCE WITH THE DELAWARE GENERAL CORPORATION LAW AND THE RESTATED CERTIFICATE OF INCORPORATION OF THE UPJOHN COMPANY AND (III) THE SATISFACTION OF THE OTHER CONDITIONS TO THE COMBINATION CONTAINED IN ARTICLE IX OF THE COMBINATION AGREEMENT. SEE "THE U.S. OFFER TO PURCHASE -- INTRODUCTION" AND "-- SECTION 9" AND "THE COMBINATION
AGREEMENT -- CONDITIONS TO THE COMBINATION."


    THE BOARD OF DIRECTORS OF PHARMACIA HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, PHARMACIA AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER.

                            ------------------------

    Concurrent with the U.S. Offer, Pharmacia & Upjohn, Inc. will commence an offer outside the United States and Canada (the "Swedish Offer" and, together with the U.S. Offer, the "Offer"), for all Pharmacia shares held by persons that are not U.S. Persons on substantially the same terms and subject to the same conditions as the U.S. Offer, except that pursuant to the Swedish Offer, holders of Pharmacia Shares will receive, at their option, for each Pharmacia Share, either one Swedish Depositary Share, representing one share of Common Stock, par value $.01 per share (the "New Common Stock"), of Pharmacia & Upjohn, Inc., or one share of New Common Stock.

                            ------------------------
      FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, SEE "RISK FACTORS" FOLLOWING THE SUMMARY HEREIN.
                            ------------------------
THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
     SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
         OFFENSE.

                  THE DEALER MANAGERS FOR THE U.S. OFFER ARE:

MORGAN STANLEY & CO.                                        GOLDMAN, SACHS & CO.
          INCORPORATED


September 18, 1995

                                                         (Cover page, continued)



     The Offer is being made pursuant to the Combination Agreement, dated as of August 20, 1995 (the "Combination Agreement"), among Pharmacia Aktiebolag, a corporation organized under the laws of the Kingdom of Sweden ("Pharmacia"), The Upjohn Company, a Delaware corporation ("Upjohn"), Pharmacia & Upjohn, Inc., a Delaware corporation 50% owned by each of Pharmacia and Upjohn (the "Company"), and Pharmacia & Upjohn Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"). In addition to the Offer, pursuant to the Combination Agreement, assuming the satisfaction or waiver of the Combination Conditions, Merger Sub will be merged with and into Upjohn (the "Merger"), with Upjohn as the surviving corporation, and the separate corporate existence of Merger Sub will thereupon cease. As soon as practicable after the consummation of the Offer (assuming that the Company has acquired Pharmacia Securities representing more than 90 percent of the share capital of Pharmacia and voting rights exercisable at a general meeting of Pharmacia stockholders), the Company will commence a compulsory acquisition proceeding under Swedish law to acquire all of the issued and outstanding Pharmacia Securities not acquired by the Company pursuant to the Offer (such compulsory acquisition, collectively with the Offer and the Merger, the "Transactions"). Upon the consummation of the Transactions, Pharmacia and Upjohn will become wholly owned subsidiaries of the Company and the stockholders of Pharmacia and Upjohn will each hold approximately 50% of the equity of the Company, assuming full acceptance of the Offer by Pharmacia stockholders.


                                   IMPORTANT


     Any U.S. Person (as defined herein) desiring to tender all or any portion of such person's (i) Class A Common Shares, nominal value SEK 25 per share, of Pharmacia (the "Pharmacia Class A Common Shares") or (ii) Class B Common Shares, nominal value SEK 25 per share, of Pharmacia (the "Pharmacia Class B Common Shares" and, together with the Pharmacia Class A Common Shares, the "Pharmacia Shares"), or any holder desiring to tender all or any portion of such holder's American Depositary Shares ("ADSs," and together with the Pharmacia Shares, the "Pharmacia Securities"), each representing one Pharmacia Class A Common Share, should either (1) complete and sign the Offer Letter of Transmittal described herein (or a facsimile thereof) in accordance with the instructions thereto and mail or deliver it, together with any other required documents to the Depositary specified therein and, in the case of holders of ADSs only, certificate(s) evidencing tendered ADSs, or (2) request that a broker, dealer, commercial bank, trust or other nominee effect a transaction on such stockholder's behalf, or (3) in the case of ADSs only, tender such ADSs pursuant to the procedure for book-entry transfer set forth herein, together with an Agent's Message (as defined herein). ANY STOCKHOLDER WHOSE PHARMACIA SECURITIES ARE REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH PERSON IF SUCH STOCKHOLDER DESIRES TO TENDER SUCH PHARMACIA SECURITIES. See "The U.S. Offer To Purchase -- Section 2."



     Any stockholder who desires to tender ADSs and whose certificates evidencing such ADSs are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such ADSs by following the procedure for guaranteed delivery set forth herein. See "The U.S. Offer To Purchase -- Section 2."



     Questions or requests for assistance may be directed to the Information Agent or to the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Prospectus/U.S. Offer to Purchase (the "Prospectus"). Additional copies of this Prospectus, the Offer Letter of Transmittal and the Notice of Guaranteed Delivery enclosed herewith may also be obtained from the Information Agent or from brokers, dealers and commercial banks or trust companies.

                                                         (cover page, continued)


     The information set forth herein concerning the Company and Merger Sub has been furnished by the Company, which is (and until the consummation of the Combination described herein will be) 50% owned by each of Upjohn and Pharmacia. The information set forth or incorporated by reference herein concerning Pharmacia has been furnished by Pharmacia. The information set forth or incorporated by reference herein concerning Upjohn has been furnished by Upjohn. Pharmacia does not have independent knowledge of the matters set forth or incorporated by reference herein concerning Upjohn and its subsidiaries. Upjohn does not have independent knowledge of the matters set forth or incorporated by reference herein concerning Pharmacia and its subsidiaries.

     No person has been authorized to give any information or make any representation other than those set forth or incorporated by reference herein and, if given or made, such information or representation must not be relied upon as having been authorized by Upjohn, Pharmacia, the Company or Merger Sub. This Prospectus does not constitute an offer to or a solicitation of any person in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any exchange or sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Upjohn, Pharmacia, the Company or Merger Sub since the date as of which information is furnished or the date hereof.

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Available Information............................    8
Incorporation of Certain Documents by
  Reference......................................    9
Exchange Rates...................................   10
Summary..........................................   11
Risk Factors.....................................   28
  Nonrealization of Synergies....................   28
  Regulatory Approvals...........................   28
  Non-Tendering Stockholders.....................   28
  Interests of Management........................   28
  Certain Litigation.............................   29
  Anti-takeover Provisions.......................   29
  Exchange Rates.................................   29
  Governmental Regulation........................   30
  Product Liability..............................   30
Market Price and Dividend Data...................   31
  Market Prices..................................   31
  Dividends......................................   32
The Companies and the Combination................   34
  The Companies..................................   34
  The Combination and the Company................   34
  Industry Background............................   34
  Business.......................................   35
  Operations.....................................   35
The Upjohn Special Meeting.......................   37
  General........................................   37
  Matters to Be Considered at the Upjohn Special
    Meeting and Board of Directors'
    Recommendation...............................   37
  Voting at the Upjohn Special Meeting...........   37
  Proxies........................................   38
The Merger.......................................   39
  Reasons for the Merger and Upjohn Board
    Recommendation...............................   39
  Effect of the Merger...........................   39
  Conversion of Stock............................   39
  Fractional Shares..............................   40
  Exchange Procedures............................   40
  Effective Time; Conditions.....................   41
  Interests of Certain Persons in the
    Combination..................................   41
  Appraisal Rights...............................   42
  Certain U.S. Income Tax Consequences...........   43
The U.S. Offer to Purchase.......................   44
  Introduction...................................   44
  Section 1.  Terms of the U.S. Offer; Number of
              Shares; Expiration Date............   46
  Section 2.  Procedures for Tendering Pharmacia
              Securities.........................   48
  Section 3.  Withdrawal Rights..................   50
  Section 4.  Acceptance for Exchange; Delivery
              of New Common Stock................   51
  Section 5.  Certain U.S. Income Tax
              Consequences.......................   52
  Section 6.  Certain Information Concerning the
              Company............................   52
  Section 7.  Purpose of the Combination; Plans
              for Pharmacia......................   53
  Section 8.  Dividends and Distributions........   53
  Section 9.  Certain Conditions of the U.S.
              Offer..............................   53
  Section 10. Fees and Expenses..................   54

                                                  PAGE
                                                  ----
  Section 11. Miscellaneous......................   54
The Combination..................................   55
  Background of the Combination..................   55
  Reasons for the Combination; Boards'
    Recommendations..............................   56
  Fairness Opinions..............................   59
  Stock Exchange Listings........................   65
  Federal Securities Law Restrictions............   66
  Accounting Treatment...........................   66
The Combination Agreement........................   67
  The Merger.....................................   67
  The Offer......................................   68
  Conditions to the Combination..................   69
  Representations and Warranties.................   71
  Certain Covenants; Conduct of Business Prior to
    Consummation of the Transactions.............   71
  Competing Transactions.........................   73
  The Company Board of Directors and the Global
    Corporate Management Center..................   74
  Swedish Depositary Facility....................   74
  Employee Benefit Matters.......................   74
  Upjohn Rights Agreement........................   75
  Termination or Amendment of the Combination
    Agreement....................................   75
  Director and Officer Liability.................   79
The Co-Promotion Agreement.......................   80
Registration Rights Agreement....................   80
Tax Consequences of the Merger and the Offer.....   81
  United States Federal Income Tax
    Consequences.................................   81
  Swedish Tax Consequences.......................   82
Regulatory Matters...............................   83
  Antitrust......................................   83
  European Union.................................   83
  State Takeover Laws............................   84
  Federal Food, Drug, and Cosmetic Act, etc. ....   84
  Other Laws.....................................   85
Description of the Company.......................   86
  Business.......................................   86
  Dividend Policy................................   87
  Directors and Executive Officers...............   88
  Compensation of Directors and Executive
    Officers
    of the Company...............................   89
Unaudited Condensed Pro Forma Combined Financial
  Statements.....................................   90
Description of Upjohn............................   98
  General........................................   98
  Business Areas.................................   98
  Prescription Pharmaceuticals...................   99
  Consumer Products..............................  100
  Chemicals......................................  100
  Animal Health..................................  100
  Sales by Principal Countries...................  100
  Production.....................................  101
  Marketing and Distribution.....................  101
  Competition....................................  102
  Regulation.....................................  103
  Patents and Trademarks.........................  104

                                                  PAGE
                                                  ----
  Research and Development.......................  104
  Geographic Area Information....................  111
  Properties.....................................  111
  Employees......................................  112
  Environmental Matters..........................  112
  Product Liability Insurance....................  112
  Litigation.....................................  113
  Directors and Executive Officers...............  114
  Beneficial Ownership of Upjohn Common Stock....  117
  Certain Relationships and Related
    Transactions.................................  118
Upjohn Summary Selected Financial Data...........  119
Upjohn Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.....................................  120
  General........................................  120
  Six Months Ended June 30, 1995
    Compared to Six Months Ended June 30, 1994...  120
  1994 Compared to 1993..........................  124
  1993 Compared to 1992..........................  130
Description of Pharmacia.........................  135
  Overview.......................................  135
  Development....................................  135
  Acquisition of FICE............................  136
  BCP Demerger...................................  136
  Major Shareholders.............................  136
  Restructuring..................................  136
  Sales and Marketing............................  136
  Business Areas.................................  137
  Business Development Project -- Pharmacia
    Biosensor....................................  146
  Research and Development.......................  146
  Manufacturing and Production...................  151
  Competition....................................  151
  Industry Regulation and Other Legal Matters....  151
  Employees and Labor............................  155
  Property.......................................  155
  Legal Proceedings..............................  155
  Directors and Executive Officers...............  156
  Beneficial Ownership of Pharmacia Common
    Shares.......................................  159
Pharmacia Selected Financial Data................  161
Pharmacia Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.....................................  164
  General........................................  164
  Results of Continuing Operations...............  164

                                                  PAGE
                                                  ----
  Six Months Ended June 30, 1995 Compared to Six
    Months Ended June 30, 1994...................  165
  1994 Compared to 1993..........................  167
  1993 Compared to 1992..........................  170
  Liquidity, Capital Resources and Investments...  173
  Reconciliation to U.S. GAAP....................  174
  Impact of Currency Fluctuations and
    Inflation....................................  174
Description of Capital Stock and Charter
  Documents of the Company.......................  176
  Authorized Capital Stock.......................  176
  Common Stock...................................  176
  New Preferred Stock............................  177
  Other Series of Preferred Stock................  179
  Preemptive Rights..............................  179
  Transfer Agent and Registrar...................  179
Certain Changes in Rights of Stockholders
  Resulting from the Combination.................  180
  Changes in Rights of Upjohn Stockholders.......  180
  Size and Classification of Board of
    Directors....................................  180
  Meetings of Stockholders.......................  180
  Amendment of Charter Documents.................  181
  New Preferred Stock............................  181
  Changes in Rights of Pharmacia Stockholders....  181
  Size and Classification of the Board of
    Directors....................................  183
  Removal of Directors...........................  183
  Meetings of Stockholders.......................  183
  Stockholder Vote Required for Mergers or
    Consolidations...............................  184
  Business Combinations with Interested
    Stockholders.................................  184
  Dissenters' Rights.............................  185
  Dividends......................................  185
  Preemptive Rights..............................  186
  Amendment of Charter Documents.................  186
Validity of Shares...............................  187
Experts..........................................  187
Index to Financial Statements....................  F-1
Annex A -- Combination Agreement.................  A-1
Annex B -- Opinion of Goldman, Sachs & Co........  B-1
Annex C -- Opinion of Morgan Stanley & Co.
  Limited........................................  C-1
Annex D -- Excerpt from the Delaware General
  Corporation Law................................  D-1

                             INDEX OF DEFINED TERMS


Actions..............................                   29
ADS Bank.............................                   45
ADSs.................................              B-2, 17
AFC..................................                  128
Affiliates...........................                   20
Agent's Message......................                   48
AMP..................................                  103
ANDAs................................                  103
Antitrust Division...................                   83
APB 16...............................                   20
BCP..................................                  132
Biosensor............................                  142
Book-Entry Confirmation..............                   48
Book-Entry Transfer Facilities.......                   48
Book-Entry Transfer Facility.........                   48
business day.........................                   47
Canadian Person......................                   44
Change of Control....................                   78
CNS..................................                   99
Co-Promotion Agreement...............                   20
Combination..........................                   12
Combination Agreement................       F-75, A-1, B-2
Combination Conditions...............                   16
Commission...........................                    8
Commission Order.....................                   44
Companies Act........................                   17
Company..............................         A-1, B-2, 12
Company Board........................                   21
Company By-laws......................                   21
Company Certificate..................                   29
Compensation Committee...............                   42
Competing Transaction................                   73
Compulsory Acquisition...............                   17
Conversion Price.....................                  171
Dealer Managers......................                   45
Delaware Court.......................                   43
Depositary...........................                   45
DGCL.................................                   16
Directors............................                   21
Director Supermajority Vote..........                   21
EBIT.................................                   60
EBITDA...............................                   60
ECU..................................                  157
Effective Time.......................                   15
Eligible Institution.................                   49
Engagement Letter....................                   63
EPA..................................                  108
EPS..................................                   61
Exchange Act.........................                    8
Exchange Ratio.......................              A-1, 39
Expenses.............................                   77
Expiration Date......................                   18
FDA..................................                  103
FFDCA................................                   84
FICE.................................                   26
Final Expiration Date................                   18
Final Offer Period...................                   18
forvaltare...........................                  177
FTC..................................                   83
Genentech............................                  134
Goldman Sachs........................                   12
Group................................                 F-35
Guaranteed Delivery Procedures.......                   49
HRPI.................................                  122
HSR Act..............................                   19
IND..................................                  104
IRB..................................                  105
Information Agent....................                   45
Initial Expiration Date..............                   18
Initial Offer Period.................                   18
Interim Offer Period.................                   18
IOLs.................................                  136
IV...................................                  139
Kabi Pharmacia.......................                  131
KabiVitrum...........................                  131
Liquidation..........................                  171
LMWH.................................                  136
LSE..................................                   22
LTM..................................                   60
MAC..................................                  138
Medicinal Products Agency............                  146
Merger...............................             A-1, B-2
Merger Letter of Transmittal.........                   16
Merger Sub...........................       F-75, A-1, B-2
MSEK.................................                   10
Minimum Condition....................                   16
Montedison...........................                  132
Morgan Stanley.......................                   13
NASD.................................                   14
NASDAQ NMS...........................                    8
NCE..................................                  142
NDA..................................                  103
New Common Stock.....................             A-1, B-1
New Preferred Stock..................              A-1, 15
Noon Buying Rate.....................                   10
NYSE.................................                    8
Offer................................         A-1, B-1, 17
Offer Exchange Ratio.................                   45
Offer Letter of Transmittal..........                   48
Offer Period.........................                   46
Old Pharmacia........................                  131
Pharmacia............................             A-1, B-2
Pharmacia Articles...................                  175
Pharmacia Biosystems.................                  131
Pharmacia Board......................                   12
Pharmacia Class A Common Shares......              B-2, 17
Pharmacia Class B Common Shares......              B-2, 17
Pharmacia Securities.................         A-1, B-2, 17
Pharmacia Shares.....................              B-2, 17
PHS..................................                  103
Plan.................................                   13
Procordia............................                  131
Prospectus...........................             A-1, B-2
Provendor............................                  131
PRP..................................                  108
Recommendation.......................                   17
Record Date..........................                   13
Redemption Price.....................                  170
Registration Rights Agreement........                   20
Registration Statement...............                    8
Rights...............................                   17
Rights Agreement.....................                   17
Schedule 14D-1.......................                    8
Schedule 14D-9.......................                    8
SDSs.................................                   17
SEAQ International...................                    8
Securities Act.......................                    8
SEK..................................                   10
Selected Combinations................                   61
Selected Companies...................                   60
Severance Agreements.................                   16
Severance Arrangements...............                   16
SFAS 87..............................                 F-49
SFAS 106.............................                 F-36
SFAS 121.............................                  167
SNDA.................................                  105
SSE..................................                    8
State................................                 F-35
Stattum..............................                   18
Stock Options........................                   16
Stockholders.........................                   21
Stockholder Supermajority Vote.......                   21
Swedish Offer........................              B-1, 17
Swedish Sub..........................                   17
TPN..................................                  139
Transactions.........................         A-1, B-2, 12
Trustee..............................                   13
United States........................                   44
Upjohn...............................             A-1, B-2
Upjohn Board.........................                   12
Upjohn Certificates..................                   40
Upjohn Common Stock..................              A-1, 15

Upjohn Excess Shares.................                   40
Upjohn Preferred Stock...............              A-1, 15
Upjohn Share Equivalent..............                   61
Upjohn Special Meeting...............              A-1, 35
Upjohn Stockholder Approval
  Condition .........................                   16
U.S.$ or $...........................                   10
USDA.................................                  103
U.S. GAAP............................                    8
U.S. Holders.........................                   81
U.S. Offer...........................                   17
U.S. Person..........................                   44
Volvo................................                   17
Voting Stock.........................                   21

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-4 (together with all amendments, documents incorporated by reference and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") covering the New Common Stock. In addition, the Company, Upjohn and Pharmacia will file a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") with the Commission in connection with the U.S. Offer pursuant to Rule 14d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rules 14d-9 and 14e-2 under the Exchange Act, Pharmacia will file with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") furnishing certain information with respect to its position concerning the U.S. Offer.

     This Prospectus does not contain all the information set forth in the Registration Statement, the Schedule 14D-1 or the Schedule 14D-9, certain portions of which are omitted in accordance with the Rules and Regulations of the Commission. For further information pertaining to Upjohn, Pharmacia, the Company and Merger Sub, reference is made to the Registration Statement, the
Schedule 14D-1 and the Schedule 14D-9 and the exhibits thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, the Schedule 14D-1, the Schedule 14D-9 or such other document, each such statement being qualified in all respects by such reference.

     Upjohn and Pharmacia are subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, file reports and other information (and, in the case of Upjohn, proxy statements) with the Commission. Such reports, proxy statements and other information can be inspected and copies made at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048 (except that the Schedule 14D-1 and the Schedule 14D-9 will not be available at the regional offices of the Commission), and copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


     The Upjohn Common Stock is listed on the New York Stock Exchange (the "NYSE"), and such reports, proxy statements and other information concerning Upjohn are available for inspection at the offices of the NYSE at 20 Broad Street, New York, New York 10005. The Pharmacia Class A Common Shares and Pharmacia Class B Common Shares are listed on the Stockholm Stock Exchange (the "SSE") and quoted on Stock Exchange Automatic Quotation International ("SEAQ International"). The ADSs are quoted on the National Association of Securities Dealers Automated Quotations National Market System ("NASDAQ NMS"), and such reports and other information concerning Pharmacia are available for inspection at the offices of the NASDAQ NMS at 1735 K Street, Washington, D.C. 20006. Application will be made to list the shares of New Common Stock on the NYSE, and thereafter, information concerning the Company will be available for inspection at the offices of the NYSE.


     Following the consummation of the Combination, the Company will prepare annual reports which will be distributed to its stockholders. The Company's annual reports will contain financial information examined and reported upon, with opinions expressed, by the Company's auditors. The consolidated financial statements of the Company included in such annual reports will be presented in United States dollars and will be prepared in conformity with United States generally accepted accounting principles ("U.S. GAAP"). In addition, the consolidated financial statements of the Company will be translated into the Swedish language and into Swedish kronor.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by Upjohn (File No. 1-4147) and Pharmacia (File No. 0-24322) pursuant to the Exchange Act are incorporated by reference in this Prospectus:

     1. Upjohn's Annual Report on Form 10-K for the year ended December 31,
1994;

     2. The description of the Upjohn Rights contained in Upjohn's Registration Statement on Form 8-A filed with the Commission pursuant to Section 12(b) of the Exchange Act on June 26, 1986, as amended by an Amendment on Form 8 dated March 27, 1989 and an Amendment on Form 8-A/A dated August 21, 1995;

     3. Upjohn's Proxy Statement for the Annual Meeting of Stockholders held on April 18, 1995;

     4. Upjohn's Quarterly Report on Form 10-Q for the period ended March 31, 1995;

     5. Upjohn's Quarterly Report on Form 10-Q for the period ended June 30,
1995;

     6. Upjohn's Current Report on Form 8-K dated August 21, 1995;

     7. Pharmacia's Annual Report on Form 20-F for the year ended December 31, 1994; and

     8. Pharmacia's Reports on Form 6-K for the months of April 1995, May 1995 and August 1995.

     All documents and reports filed by Upjohn, Pharmacia or the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the date of the consummation of the Merger and the Offer described herein shall be deemed to be incorporated by reference in this Prospectus and thereby deemed to be part of this Prospectus from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     THIS PROSPECTUS INCORPORATES OTHER DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF UPJOHN OR PHARMACIA SECURITIES TO WHOM THIS PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, DIRECTED, IN THE CASE OF DOCUMENTS RELATING TO UPJOHN, TO THE UPJOHN COMPANY, 7000 PORTAGE ROAD, KALAMAZOO, MICHIGAN 49001, TELEPHONE:
(616) 323-4000, ATTENTION: SECRETARY OR, IN THE CASE OF DOCUMENTS RELATING TO PHARMACIA TO PHARMACIA AKTIEBOLAG, FROSUNDAVIKS ALLE 15, 171 97 STOCKHOLM, SWEDEN, TELEPHONE: (011-46-8) 624-5000, ATTENTION: SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS BY BENEFICIAL OWNERS OF UPJOHN SECURITIES SHOULD BE MADE BY OCTOBER 11, 1995 AND ANY REQUESTS BY BENEFICIAL OWNERS OF PHARMACIA SECURITIES SHOULD BE MADE BY OCTOBER 13, 1995.

                                 EXCHANGE RATES

     All currency amounts in this Prospectus are, unless otherwise indicated, expressed in U.S. dollars ("U.S. $" or "$"). This Prospectus contains translations of certain amounts in Swedish kronor ("SEK") into U.S. dollars. For convenience purposes only, unless otherwise indicated, translations of Swedish kronor into U.S. dollars have been calculated at the rate of $1.00 to SEK 7.290, which represents the noon buying rate in New York City for cable transfers in Swedish kronor as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 1995. These should not be construed as representations that the Swedish krona amounts actually represent such U.S. dollar amounts or that Swedish kronor could be converted into U.S. dollars at the rate indicated or at any other rate. The noon buying rate in New York City for cable transfers in Swedish kronor as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at the end of the five years ended December 31, 1994 and the six months ended June 30, 1995 and the average, the high and the low exchange rates for each of such five-year and six-month periods were as follows:

                                                                        DECEMBER 31,
                                           JUNE 30,    -----------------------------------------------
                                             1995       1994      1993      1992      1991      1990
                                           --------    -------   -------   -------   -------   -------
At end of period........................    7.2900      7.4295    8.3400    7.0790    5.5550    5.6335
Average for period*.....................    7.3561      7.6654    7.8778    5.8787    6.0456    5.9106
High for period.........................    7.5510      8.3840    8.4835    7.1150    6.6280    6.2850
Low for period..........................    7.1385      7.0640    7.1740    5.0885    5.4420    5.5345

---------------

* Represents the average of the Noon Buying Rates on the last business day of each full month during the relevant period.


     During the period from July 1, 1995 to September 14, 1995, the high and low Noon Buying Rates, respectively, were SEK 7.3600 and SEK 7.0480. On September 14, 1995, the Noon Buying Rate was U.S. $1.00 = SEK 7.1495. The closing spot rate for the Swedish krona in the United States on September 14, 1995, as reported by the Federal Reserve Bank of New York, was U.S. $1.00 = SEK 7.1450. The term "MSEK," as used herein, refers to one million Swedish kronor.

                                    SUMMARY

     The following is a summary only and is qualified by the detailed information appearing elsewhere in this Prospectus. Capitalized terms used herein are defined in this Summary or elsewhere in this Prospectus. See "Index of Defined Terms." This Summary is qualified in its entirety by reference to the full text of this Prospectus and the Annexes hereto and the documents incorporated herein by reference. Stockholders are urged to read this Prospectus in its entirety.

                                 THE COMPANIES

     All references to Upjohn, Pharmacia and the Company in this Prospectus shall, unless expressly indicated otherwise, be deemed to mean and include their respective predecessors and subsidiaries, including, in the case of the Company, Merger Sub.

The Upjohn Company.................    Upjohn is a Delaware corporation engaged
                                       in the research, development, manufacture and marketing of a broad line of pharmaceutical and allied healthcare products. The principal executive offices of Upjohn are located at 7000 Portage
                                       Road, Kalamazoo, Michigan 49001, and its main telephone number is (616) 323-4000.


Pharmacia Aktiebolag...............    Pharmacia is a corporation organized
                                       under the laws of the Kingdom of Sweden
                                       and is engaged in the research,
                                       development, manufacture and marketing of a broad line of pharmaceutical and allied healthcare products. The principal executive offices of Pharmacia are located at Frosundaviks Alle 15, 171 97
                                       Stockholm, Sweden, and its main telephone number is (011-46-8) 624-5000.



Pharmacia & Upjohn, Inc............    The Company is a newly organized Delaware
                                       corporation and has not heretofore
                                       conducted any business other than in
                                       connection with the Combination. Upon
                                       consummation of the Transactions, Upjohn, as a result of the Merger described herein, and Pharmacia, as a result of the consummation of the Offer and the Compulsory Acquisition described herein, each will become wholly owned subsidiaries of the Company and the stockholders of Upjohn and Pharmacia will each hold approximately 50 percent of the equity of the Company, assuming full acceptance of the Offer by Pharmacia stockholders. The Company's principal executive offices are currently located at Fleming Way, Crawley, Sussex RH10 2LZ,
                                       England, and its main telephone number is (011-44-129) 353-1133.


Pharmacia & Upjohn Subsidiary,
Inc................................    Merger Sub is a Delaware corporation
                                       wholly owned by the Company and has not
                                       heretofore conducted any business other
                                       than in connection with the Combination.
                                       Upon consummation of the Merger, Merger
                                       Sub will be merged with and into Upjohn
                                       and its separate corporate existence will thereupon cease. Merger Sub's executive offices are located at 7000 Portage Road, Kalamazoo, Michigan 49001, and its main telephone number is (616) 323-4000.

                                THE COMBINATION

GENERAL

     The Boards of Directors of each of Upjohn and Pharmacia (the "Upjohn Board" and the "Pharmacia Board," respectively) have unanimously approved the combination (the "Combination") of their respective pharmaceutical, over-the-counter, generics, animal health and other businesses under the ownership of Pharmacia & Upjohn, Inc., a newly organized Delaware corporation 50 percent owned by each of Upjohn and Pharmacia (the "Company"). The Combination will be accomplished through the Merger, whereby Upjohn will become a wholly owned subsidiary of the Company, and the consummation of the Offer and the Compulsory Acquisition (the Merger, the Offer and the Compulsory Acquisition, collectively, the "Transactions"), whereby Pharmacia will also become a wholly owned subsidiary of the Company. See "The Merger," "The U.S. Offer to Purchase," "The Combination Agreement" and the summary set forth below. Stockholders of Upjohn and Pharmacia will each hold approximately 50 percent of the equity of the Company after completion of the Transactions, assuming full acceptance of the Offer by Pharmacia stockholders. One half of the members of the Board of Directors of the Company will be nominated by Upjohn and the other half will be nominated by Pharmacia. The Company will be led by an integrated global corporate management group drawn from both companies and based in London. See "Description of the Company -- Directors and Executive Officers" and "The Combination Agreement -- the Company Board of Directors and Global Corporate Management Center."


     The Company would have had 1994 sales of nearly $7 billion (based on the combined sales of Upjohn and Pharmacia), with prescription pharmaceutical sales placing it among the top ten in the worldwide pharmaceutical industry. The Company will have a broad product portfolio with sales expected to exceed $500 million in six key therapeutic areas. Sales growth is expected to be led by 28 introductions from 1995 through 1998, consisting of 17 new products, eight existing products for new indications, and three existing products that will be introduced in the United States. The Company's research and development expenditures are expected initially to exceed $1 billion annually, which would make it one of the largest investors in new product research in the pharmaceutical industry. For additional information concerning the Company, see "Description of the Company" and the Financial Statements of the Company contained elsewhere herein. For additional information concerning Upjohn, see "Description of Upjohn" and the Upjohn Consolidated Financial Statements contained elsewhere herein. For additional information concerning Pharmacia, see "Description of Pharmacia" and the Pharmacia Consolidated Financial Statements contained elsewhere herein.


REASONS FOR THE COMBINATION; BOARDS' RECOMMENDATIONS

     Upjohn. The Upjohn Board believes that the terms of the Combination Agreement are fair to, and in the best interest of, Upjohn and its stockholders and unanimously recommends that the stockholders of Upjohn vote FOR adoption of the Combination Agreement.

     The Upjohn Board believes that the Combination offers the unique opportunity to combine two successful and financially sound companies to form the Company, which will have the financial strength, product base, critical mass in research and worldwide market reach to excel in the rapidly changing and increasingly competitive global pharmaceutical industry. The Upjohn Board considered the significant benefits associated with combining Upjohn's and Pharmacia's pharmaceutical businesses in light of the Upjohn Board's belief that the Combination represents an excellent fit of the two companies' respective strategic advantages in pharmaceutical research, crucial therapeutic areas and key geographic markets in North America, Europe and Japan. See "The
Merger -- Reasons for the Merger and Upjohn Board Recommendation."

     In arriving at its determination, the Upjohn Board considered a number of factors, including the opinion of Goldman, Sachs & Co. ("Goldman Sachs"), financial advisor to Upjohn, described herein. For a discussion of the factors considered by the Upjohn Board in reaching its decision, see "The
Combination -- Reasons for the Combination; Boards' Recommendations" and
"-- Fairness Opinions."

     Pharmacia. The Pharmacia Board has determined that the terms of the Offer are fair to, and in the best interests of, Pharmacia and its stockholders. Accordingly, the Pharmacia Board unanimously recommends that the Pharmacia stockholders ACCEPT the Offer.


     The Pharmacia Board believes that the Combination is founded on sound industrial logic and will inure to the benefit of the Pharmacia stockholders. In addition, the Pharmacia Board believes that the Combination offers the opportunity to create a combined company with greater financial resources and flexibility, competitive strengths and business opportunities than would be possible for Pharmacia alone. In this regard, the Pharmacia Board concluded that the combination of Upjohn and Pharmacia would increase significantly the two companies' diversity of product lines and technologies and their market franchises and geographic markets.


     In reaching its determination, the Pharmacia Board consulted with Pharmacia's management, as well as its legal counsel and its financial advisors, and considered a number of factors including the opinion of Morgan Stanley & Co. Limited ("Morgan Stanley"), financial advisors to Pharmacia, described herein. See "The Combination -- Reasons for the Combination; Boards' Recommendations" and "-- Fairness Opinions."

FAIRNESS OPINIONS


     Upjohn Financial Advisors. Goldman Sachs has delivered its written opinion, dated as of September 15, 1995, to the Upjohn Board that, as of September 15, 1995, the Exchange Ratio was fair to the Upjohn stockholders.


     Pharmacia Financial Advisors. Morgan Stanley has delivered its written opinion, dated August 20, 1995, to the Pharmacia Board to the effect that, as of the date of its opinion, the Offer Exchange Ratio was fair from a financial point of view to the holders of the Pharmacia Shares.

     THE FULL TEXT OF THE WRITTEN OPINIONS OF GOLDMAN SACHS AND MORGAN STANLEY, WHICH SET FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH SUCH OPINIONS, ARE ATTACHED HERETO AS ANNEXES B AND C TO THIS PROSPECTUS, RESPECTIVELY, AND SHOULD BE READ IN THEIR ENTIRETY. SEE "THE COMBINATION -- FAIRNESS OPINIONS."

                           THE UPJOHN SPECIAL MEETING


     The Upjohn Special Meeting will be held on Tuesday, October 17, 1995, at the Radisson Plaza Hotel, 100 West Michigan Avenue, Kalamazoo, Michigan, commencing at 10:00 a.m., local time, and at any adjournments or postponements thereof.


     At the Upjohn Special Meeting, the holders of the issued and outstanding shares of Upjohn Common Stock and the holders of the issued and outstanding shares of Upjohn Preferred Stock, voting together as one class, will be asked to adopt the Combination Agreement, pursuant to which Merger Sub will be merged with and into Upjohn and the holders of Upjohn Common Stock and Upjohn Preferred Stock will receive capital stock of the Company in accordance with the Combination Agreement, as described herein. The terms and conditions of the Merger are set forth in the Combination Agreement, a copy of which is attached as Annex A to this Prospectus and is incorporated herein by reference. At the Upjohn Special Meeting, the Upjohn stockholders will also be asked to consider and vote upon such other business as may properly be brought before the Upjohn Special Meeting or any adjournments or postponements thereof.


     The Upjohn Board has fixed the close of business on September 18, 1995 as the record date for determining stockholders entitled to vote at the Upjohn Special Meeting and at any adjournments or postponements thereof (the "Record Date"). At the close of business on September 14, 1995, there were 171,669,344 shares of Upjohn Common Stock outstanding and entitled to vote at the Upjohn Special Meeting which were held by approximately 44,919 holders of record, and 7,263 shares of Upjohn Preferred Stock outstanding and entitled to vote at the Upjohn Special Meeting. All of the outstanding shares of Upjohn Preferred Stock are held of record by the trustee of the Upjohn Employee Stock Ownership Trust (the "Trustee") under the Upjohn Employee Savings Plan (the "Plan"). Each holder of Upjohn Common Stock outstanding on the Record Date is entitled to one vote for each share so held, and the Trustee is entitled to

1,000 votes for each share of Upjohn Preferred Stock so held, which votes are exercisable at the Upjohn Special Meeting either in person or by a properly executed and delivered proxy. See "The Upjohn Special Meeting -- Voting at the Upjohn Special Meeting."


     The affirmative vote of a majority of the votes representing the outstanding shares of Upjohn Common Stock and Upjohn Preferred Stock, voting together as one class, is required to adopt the Combination Agreement. Directors and executive officers of Upjohn who, as of September 1, 1995 personally held or shared voting and/or dipositive power over 3,618,631 shares of Upjohn Common Stock, or approximately two percent of the Upjohn Common Stock then outstanding, have indicated that they intend to vote or direct the vote of all the outstanding shares of Upjohn Common Stock over which they have voting control in favor of the adoption of the Combination Agreement and that they will recommend a vote in favor of adoption of the Combination Agreement with respect to shares as to which they are fiduciaries. The Trustee has indicated that it intends to direct the vote of the shares of Preferred Stock held by the Plan either in favor of or against the adoption of the Combination Agreement, as directed by the beneficial owners thereof and, with respect to shares as to which no directions are given or which have not been allocated to participant accounts, either in favor of or against adoption of the Combination Agreement in the same proportion as shares as to which directions are given are voted. See "Description of Upjohn -- Beneficial Ownership of Upjohn Common Stock" and "The Upjohn Special Meeting -- Voting at the Upjohn Special Meeting."


     The presence in person or by proxy at the Upjohn Special Meeting of a majority of the number of votes entitled to be cast is necessary to constitute a quorum for the transaction of business. Abstentions will be counted as present for purposes of determining whether a quorum is present. With respect to the proposal to adopt the Combination Agreement, abstentions will have the same effect as a vote against such proposal. Under the rules of the National Association of Securities Dealers ("NASD") and the NYSE, brokers who hold shares in street name for customers will not have the authority to vote on the proposal to adopt the Combination Agreement unless they receive specific instructions from beneficial owners. While such a broker non-vote will be counted as present for purposes of a quorum, it will have the same effect as a vote against adoption of the Combination Agreement. See "The Upjohn Special Meeting -- Voting at the Upjohn Special Meeting."

PROXIES

     If a stockholder does not attend the Upjohn Special Meeting, such stockholder may vote by proxy. A form of proxy for voting stock at the Upjohn Special Meeting is enclosed herewith. All shares of Upjohn stock which are entitled to vote and are represented at the Upjohn Special Meeting by properly executed proxies received prior to or at the Upjohn Special Meeting, and not revoked, will be voted at such Meeting in accordance with the instructions indicated on such proxies. See "The Upjohn Special Meeting -- Proxies."

     IF NO INSTRUCTION IS SPECIFIED WITH RESPECT TO ADOPTION OF THE COMBINATION AGREEMENT, THE SHARES REPRESENTED BY AN EXECUTED PROXY WILL BE VOTED "FOR" THE ADOPTION OF THE COMBINATION AGREEMENT. IF ANY OTHER BUSINESS IS PROPERLY PRESENTED AT THE UPJOHN SPECIAL MEETING, THE PROXY WILL BE VOTED BY THE PROXY HOLDERS IN THEIR DISCRETION, TAKING INTO ACCOUNT ANY RECOMMENDATIONS OF MANAGEMENT OF UPJOHN.

     Any proxy given pursuant to this solicitation may be revoked by the person giving such proxy at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Upjohn, at or before the taking of the vote at the Upjohn Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Upjohn before the taking of the vote at the Upjohn Special Meeting or (iii) attending the Upjohn Special Meeting and voting in person (although attendance at the Upjohn Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to The Upjohn Company, 7000 Portage Road, Kalamazoo, Michigan 49001, Attention:
Secretary, or hand delivered to the Secretary of Upjohn, at or before the taking of the vote at the Upjohn Special Meeting. See "The Upjohn Special
Meeting -- Proxies."

     All expenses of this solicitation will be borne by Upjohn, provided that the costs of preparing and mailing the Prospectus will be borne equally by Upjohn and Pharmacia. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Upjohn in person or by telephone or other means of communication. Such directors, officers and employees will not be separately compensated, but they may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Upjohn has retained D.F. King & Co., Inc., at an estimated cost of $20,000 plus reimbursement of expenses, to assist in its solicitation of proxies from brokers, nominees, institutions and individuals. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and Upjohn will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. See "The Upjohn Special Meeting -- Proxies."


                                THE TRANSACTIONS

THE MERGER

     Effect of the Merger. Upon consummation of the Merger, Merger Sub will be merged with and into Upjohn, Upjohn will become a wholly owned subsidiary of the Company, and the separate corporate existence of Merger Sub will cease. Based upon the capitalization of Upjohn and Pharmacia as of August 20, 1995 and the number of shares of New Common Stock to be received by Upjohn and Pharmacia stockholders in connection with the Transactions, the stockholders of Upjohn immediately prior to the consummation of the Transactions will own approximately 50% of the outstanding equity of the Company immediately following consummation of the Transactions, assuming full acceptance of the Offer by Pharmacia stockholders. See "The Merger -- Effect of the Merger."


     Conversion of Stock. Upon consummation of the Merger, (i) each outstanding share of Common Stock, par value $1 per share, of Upjohn (the "Upjohn Common Stock") (other than shares owned by Upjohn as treasury stock and shares owned by Pharmacia or any subsidiary of Upjohn or Pharmacia, all of which will be cancelled) will be converted into the right to receive shares of New Common Stock, with the result that all of the outstanding shares of Upjohn Common Stock will be converted collectively into rights to receive approximately 248,920,548 shares of New Common Stock, (ii) each outstanding share of Series B Convertible Perpetual Preferred Stock, par value $1 per share, of Upjohn (the "Upjohn Preferred Stock") (other than shares, with respect to which the Trustee has exercised appraisal rights and shares owned by Upjohn as treasury stock, all of which will be cancelled) will be converted into the right to receive one share of Series A Convertible Perpetual Preferred Stock, par value $.01 per share, of the Company (the "New Preferred Stock") with the result that all of the outstanding shares of Upjohn Preferred Stock will be converted collectively into rights to receive approximately 7,263 shares of New Preferred Stock, and (iii) each outstanding share of Merger Sub common stock will be converted into the right to receive one share of common stock of Upjohn, as the surviving corporation. See "The Merger -- Conversion of Stock" and "The Combination Agreement -- The Merger." Upon consummation of the Merger, all shares of Upjohn Common Stock and Upjohn Preferred Stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any shares of Upjohn Common Stock or Upjohn Preferred Stock will cease to have any rights with respect thereto, except the right to receive the shares of New Common Stock or New Preferred Stock, as the case may be, and, if applicable, the cash in lieu of fractional shares of New Common Stock, to be issued in consideration therefor upon the surrender of such certificate, without interest. Fractional shares of New Common Stock will not be issuable in connection with the Merger. Holders of Upjohn Common Stock otherwise entitled to a fractional share will be paid the value of such fraction in cash, as described under "The Merger -- Fractional Shares" and "The Combination Agreement -- The Merger." The New Preferred Stock is identical to the Upjohn Preferred Stock in all material respects except for the conversion ratio, which has been adjusted in light of the Exchange Ratio.



     Effective Time. The Merger will become effective when a Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with the procedures set forth in sec. 103 of the DGCL or at such later time as is specified in the Certificate of Merger (the "Effective Time"). The Merger is conditioned upon, among other things, the satisfaction or, if permissible, waiver of (i) the condition that a number of Pharmacia Securities representing more than 90% of the share capital of Pharmacia and voting rights exercisable at a general meeting of stockholders of Pharmacia shall have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition"), (ii) the condition that the Combination Agreement shall have been adopted by the requisite affirmative vote of the stockholders of Upjohn in accordance with the DGCL and Upjohn's Restated Certificate of Incorporation and By-laws (the "Upjohn Stockholder Approval Condition") and (iii) the other conditions set forth in Article IX of the Combination Agreement (the conditions described in clauses (i), (ii) and (iii), collectively, the "Combination Conditions"). See "The Combination
Agreement -- Conditions to the Combination." The Effective Time is expected to occur promptly after the requisite stockholder approval has been obtained at the Upjohn Special Meeting and all other Combination Conditions have been satisfied or, if permissible, waived. See "The Merger -- Effective Time; Conditions."

     Exchange Procedures. Promptly after consummation of the Merger, the Exchange Agent will send to each holder of Upjohn Common Stock a form of letter of transmittal (a "Merger Letter of Transmittal"), and instructions for surrendering shares of Upjohn Common Stock for shares of New Common Stock. After surrender to the Company of certificates representing Upjohn Common Stock and Upjohn Preferred Stock accompanied by a duly executed Merger Letter of Transmittal, the Company will issue new certificates representing the number of shares of New Common Stock or New Preferred Stock, as the case may be, and, if applicable, cash in lieu of fractional shares of New Common Stock issued in the Merger. See "The Merger -- Exchange Procedures."

     Interests of Certain Persons in the Merger. In considering the recommendations of the Upjohn Board, stockholders of Upjohn should be aware that certain members of Upjohn's management and the Upjohn Board have certain interests in the Merger that are in addition to the interests of stockholders of Upjohn generally. The Merger will result in a change in control of Upjohn for purposes of certain severance agreements entered into by Upjohn with each of 20 executives of Upjohn (collectively, the "Severance Agreements") and for purposes of the Upjohn Severance Plan for Highly Paid Employees and the Upjohn Severance Plan for Other Employees (the "Severance Arrangements"). As a result, if any employee covered under either the Severance Agreements or the Severance Arrangements is terminated, or elects to terminate employment under certain circumstances, during the two-year period after the Effective Time, such employee will be entitled to certain enhanced severance benefits, which include the right to receive lump sum cash severance payments. Certain of such executives will enter into employment agreements with the Company which will supersede the Severance Agreements. In addition, at the Effective Time, in accordance with the terms of the Upjohn Stock Option Plan, all outstanding Upjohn stock options (the "Stock Options") will become fully exercisable (subject to certain limited exceptions) and will be converted into options to acquire, on the same terms and conditions as were applicable under such Stock Options, such number of shares of New Common Stock as the holder of such Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Stock Option in full immediately prior to the Effective Time at a price per share of New Common Stock equal to the per share Stock Option exercise price divided by the Exchange Ratio. The Merger may also result in the vesting of additional benefits for certain executives. See "Risk
Factors -- Interests of Management," "The Merger -- Interests of Certain Persons in the Combination" and "The Combination Agreement -- Director and Officer Liability."


     Appraisal Rights. Holders of Upjohn Common Stock who choose to dissent from the adoption of the Combination Agreement are not entitled to appraisal rights under the Delaware General Corporation Law (the "DGCL") in connection with the Merger. Under the DGCL, appraisal rights are available to the Plan in respect of any shares of Upjohn Preferred Stock not voted in favor of adoption of the Combination Agreement. See "The Merger -- Appraisal Rights."


     Effect of Merger on Rights of Upjohn Stockholders. As a result of the consummation of the Merger, holders of shares of Upjohn Common Stock will be entitled to receive shares of New Common Stock and holders of Upjohn Preferred Stock will be entitled to receive shares of New Preferred Stock. The rights of stockholders of Upjohn are governed by the laws of the State of Delaware and the Restated Certificate of Incorporation and By-laws of Upjohn. After the Effective Time, the rights of the holders of the New Common Stock and New Preferred Stock will continue to be governed by the laws of the State of Delaware but will be governed by the Restated Certificate of Incorporation and By-laws of the Company. For a summary of certain significant differences between the certificates of incorporation and By-laws of Upjohn and the Company, see "Certain Changes in Rights of Stockholders Resulting from the
Combination -- Changes in Rights of Upjohn Stockholders." See also "Description of Capital Stock and Charter Documents of the Company."


     Redemption of Rights. Upjohn will redeem, effective immediately prior to the Effective Time, all of the outstanding rights to purchase Series A Preferred Stock, par value $1 per share, of Upjohn (the "Rights") pursuant to the Rights Agreement, dated as of June 17, 1986, as amended (the "Rights Agreement"), between Upjohn and The Bank of New York, as Rights Agent, at a redemption price of $.05 per Right.

THE OFFER AND THE COMPULSORY ACQUISITION


     The Combination Agreement contemplates that the Company will commence an offer to exchange for each outstanding Class A Common Share, nominal value SEK 25 per share, of Pharmacia (collectively, the "Pharmacia Class A Common Shares"), each outstanding Class B Common Share, nominal value SEK 25 per share, of Pharmacia (collectively, the "Pharmacia Class B Common Shares" and, together with the Pharmacia Class A Common Shares, the "Pharmacia Shares"), and each outstanding American Depositary Share representing one Pharmacia Class A Common Share (collectively, the "ADSs," and, together with the Pharmacia Shares, the "Pharmacia Securities"), one share of New Common Stock or a Swedish Depositary Share representing one share of New Common Stock (collectively the "SDSs"). The Offer will be conducted in two parts: (i) the offer made hereby to purchase Pharmacia Shares that are beneficially owned by U.S. Persons and all outstanding ADSs (the "U.S. Offer"), and (ii) the offer made outside the United States (the "Swedish Offer" and, together with the U.S. Offer, the "Offer") to purchase all Pharmacia Shares that are not beneficially owned by U.S. Persons. The U.S. Offer and the Swedish Offer will be on the same terms and subject to the same conditions except that holders of Pharmacia Securities will receive shares of New Common Stock pursuant to the U.S. Offer, and holders of Pharmacia Shares will receive, at their option, either shares of New Common Stock or SDSs, pursuant to the Swedish Offer. The Swedish Offer will be made in accordance with the Recommendation Concerning Public Offers to Purchase Shares promulgated in 1988 by the Joint Committee of the Stockholm Chamber of Commerce and the Federation of Swedish Industries (the "Recommendation"), which is applicable to certain takeovers of Swedish companies. Notwithstanding the foregoing, arrangements have been made so that the U.S. Offer may also be accepted by Canadian Persons. See "The U.S. Offer to Purchase -- Introduction" and "The Combination Agreement -- The Offer."


     The consummation of the Offer is subject to the satisfaction or, if permissible, waiver of the Combination Conditions. See "The Combination Agreement -- Conditions to the Combination." The Combination Conditions may be waived, to the extent permissible, by the mutual consent of Pharmacia and Upjohn in whole at any time or in part from time to time.


     If, as a result of the Offer or otherwise, the Company acquires Pharmacia Securities representing more than 90 percent of the share capital of Pharmacia and voting rights exercisable at a general meeting of stockholders of Pharmacia, the Company (and each remaining stockholder of Pharmacia) will have the right under the Swedish Companies Act (the "Companies Act") to commence a process leading to a compulsory acquisition by a newly formed wholly owned subsidiary of the Company organized under the law of the Kingdom of Sweden ("Swedish Sub") for cash of any Pharmacia Securities not theretofore acquired at a price to be determined in accordance with the Companies Act, which may be higher or lower than the market value of the New Common Stock at the Effective Time (the "Compulsory Acquisition"). No assurance can be given that the Compulsory Acquisition will be consummated or, if consummated, as to the timing or price thereof, particularly since Pharmacia and Upjohn may cause the Minimum Condition to be waived. See "The U.S. Offer to Purchase -- Introduction" and "The Combination Agreement -- The Offer."


     Each Pharmacia Class A Common Share carries one vote and each Pharmacia Class B Common Share carries one tenth of a vote. AB Volvo, a corporation organized under the laws of the Kingdom of Sweden ("Volvo"), owns Pharmacia Shares constituting approximately 27.5% of the outstanding Pharmacia Shares and having approximately 27.8% of the voting power of the outstanding Pharmacia Shares, and the Ministry of

Commerce and Industry of the Kingdom of Sweden, through Forvaltningsaktiebolaget Stattum ("Stattum"), owns Pharmacia Shares constituting approximately 14.1% of the outstanding Pharmacia Shares and having approximately 11.8% of the voting power of the outstanding Pharmacia Shares. Volvo and Stattum have each indicated its intention to support the Transactions by tendering its Pharmacia Shares into the Offer.



     Upon the terms and subject to the conditions of the Offer, the Company will accept for exchange, and will exchange all Pharmacia Securities validly tendered during the Offer Period (as herein defined) and not withdrawn prior to the Expiration Date (as herein defined) in accordance with the procedures set forth in this Prospectus. The Offer Period will consist of two or three different periods: (i) the Initial Offer Period, (ii) the Interim Offer Period and (iii) if so determined by the Company, the Final Offer Period, as described below. The term "Initial Offer Period" shall mean the period from and including September 18, 1995 to and including the Initial Expiration Date. The term "Initial Expiration Date" shall mean 12:00 Noon, New York City time, on October 20, 1995, unless extended, in which event the term "Initial Expiration Date" shall mean the latest time and date at which the Initial Offer Period, as so extended, shall expire. The Initial Offer Period will terminate on the Initial Expiration Date unless it is determined during the 10 business day period immediately following the Initial Expiration Date that the Minimum Condition has not been satisfied (such 10 business day period, the "Interim Offer Period"), in which case the Offer will, subject to the terms and conditions of the Offer and effective as of the Initial Expiration Date, be extended. Following the satisfaction or, if permissible, waiver of the Combination Conditions, the Company may determine to have the Offer remain open during a period of approximately 15 days immediately following the determination of such satisfaction or waiver (such period, the "Final Offer Period" and such 15th day, the "Final Expiration Date"). NO ASSURANCE CAN BE GIVEN, HOWEVER, THAT THE COMPANY WILL SO DETERMINE AND THAT PHARMACIA STOCKHOLDERS WILL HAVE AN OPPORTUNITY TO TENDER THEIR PHARMACIA SECURITIES INTO THE OFFER AFTER THE END OF THE INTERIM OFFER PERIOD. The term "Expiration Date" will mean either (i) the end of the Interim Offer Period in the event the Company determines not to extend the Offer to the Final Expiration Date or, (ii) the Final Expiration Date, if the Company determines to so extend the Offer. HOLDERS OF PHARMACIA SECURITIES WILL NOT HAVE THE RIGHT TO WITHDRAW SUCH SECURITIES FROM THE OFFER DURING THE INTERIM OFFER PERIOD OR, IF APPLICABLE, THE FINAL OFFER PERIOD. SEE "THE U.S. OFFER TO PURCHASE -- SECTION 1."



     Subject to the applicable regulations of the Commission and the SSE, the Company reserves the right, in its sole discretion, at any time or from time to time, to (i) delay acceptance for exchange of and, regardless of whether any Pharmacia Securities have theretofore been accepted for exchange, delay delivery of shares of New Common Stock for any Pharmacia Securities tendered pending receipt of any governmental or other regulatory approvals or other actions specified in "Risk Factors -- Regulatory Approvals," (ii) terminate the Offer and not accept for exchange any Pharmacia Securities upon the occurrence of any of the events specified in the conditions set forth under "The U.S. Offer to Purchase -- Section 9" and "The Combination Agreement -- Conditions to the Combination" and/or (iii) waive, to the extent permissible, any condition, or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof. The Combination Agreement provides that the Company will not waive any of the Combination Conditions without the prior written consent of both Upjohn and Pharmacia, and will waive any of the Combination Conditions if so directed by Upjohn and Pharmacia. In addition, the Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offer Period for any reason, including the occurrence of any of the events specified in the conditions set forth under "The U.S. Offer to Purchase -- Section 9", by giving oral or written notice of such extension to the Depositary. It is the current intention of the Company that the U.S. Offer will be extended if the Swedish Offer is similarly extended.


     Holders of Pharmacia Securities do not have appraisal rights as a result of the U.S. Offer and will not be entitled to payments other than pursuant to the U.S. Offer and the Compulsory Acquisition.


     The Company has retained D.F. King & Co., Inc. to act as the Information Agent and Citibank, N.A. to act as Depositary in connection with the U.S. Offer. See "The U.S. Offer to Purchase -- Section 10."

CONDITIONS TO THE COMBINATION; TERMINATION

     The Combination Agreement contemplates that the Merger and the Offer will be consummated substantially contemporaneously. The parties' obligations to effect the Merger and consummate the Offer are subject to the satisfaction or, if permissible, waiver of the Combination Conditions. See "The Combination Agreement -- Conditions to the Combination." In addition, the Combination Agreement may be terminated, at any time prior to the Effective Time, by mutual consent of Upjohn and Pharmacia, or by either Upjohn or Pharmacia if (i) the Effective Time shall not have occurred on or before February 15, 1996 (or May 31, 1996, in the event such failure results from action by antitrust authorities); (ii) any order preventing any of the Transactions shall have been entered and shall have become final and nonappealable; (iii) the Combination Agreement shall fail to receive the requisite vote for adoption at the Upjohn Special Meeting or any adjournment or postponement thereof; (iv) the Offer shall expire without any shares of Pharmacia Securities having been accepted for payment; (v) the other party's Board of Directors (A) shall withdraw or adversely modify or change its recommendation of the Transactions or (B) shall recommend a Competing Transaction (as defined in the Combination Agreement);
(vi) a tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of the other party shall be commenced and such other party's Board of Directors shall fail to recommend against acceptance of such offer;
(vii) the other party shall breach any material representation, warranty, covenant or agreement as set forth in the Combination Agreement, or any of such other party's representations or warranties shall have become untrue, and in each case certain conditions of the Combination Agreement would not be satisfied; or (viii) such party's Board of Directors, following receipt of advice of independent legal counsel that failure to terminate the Combination Agreement would cause the Board of Directors to breach its fiduciary duties, shall have withdrawn, modified or changed its recommendation of its approval of the Transactions in a manner adverse to the Company or the other party and, on or prior to such date, any person shall have made a public announcement or otherwise communicated to such party and its stockholders with respect to a Competing Transaction. See "The Combination Agreement -- Conditions to the Combination" and "-- Termination or Amendment of the Combination Agreement."

     In certain circumstances, upon termination of the Combination Agreement, Upjohn or Pharmacia may be required to reimburse the other for certain Expenses (as defined herein) incurred by such party in connection with the Combination in an aggregate amount of up to $50 million. See "The Combination
Agreement -- Termination or Amendment of the Combination Agreement."

     The Combination Conditions include the condition that the applicable waiting periods (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act") and any other competition, merger control or similar law, including European Council Regulation No. 4064/89, shall have expired or been terminated. See "Regulatory
Matters -- Antitrust."

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     Upjohn Stockholders. Upjohn's stockholders will not recognize gain or loss upon the receipt of New Common Stock in exchange for Upjohn Common Stock, except in respect of cash received in lieu of fractional shares. For a further discussion of federal income tax consequences of the Merger, see "Tax Consequences of the Merger and the Offer -- United States Federal Income Tax Consequences -- Tax Consequences to Upjohn Stockholders."

     Pharmacia Stockholders. A U.S. Person that is a holder of Pharmacia Securities will not recognize gain or loss upon the receipt of New Common Stock pursuant to the U.S. Offer. For a further discussion of federal income tax consequences of the U.S. Offer, see "Tax Consequences of the Merger and the Offer -- United States Federal Income Consequences -- Tax Consequences to Pharmacia Stockholders."

     BECAUSE OF THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, EACH HOLDER IS URGED TO CONSULT SUCH HOLDER'S TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER, THE U.S. OFFER OR THE COMPULSORY ACQUISITION, INCLUDING THE EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX RULES AND THE EFFECT OF POSSIBLE CHANGES IN THE TAX LAWS.

     HOLDERS OF PHARMACIA SHARES WHO ARE CANADIAN PERSONS SHOULD CONSULT THEIR TAX ADVISOR WITH RESPECT TO THE CONSEQUENCES UNDER CANADIAN LAW IF SUCH HOLDER ACCEPTS THE U.S. OFFER.

ACCOUNTING TREATMENT


     The Combination is intended to qualify as a "pooling of interests" for accounting and financial reporting purposes. The Combination Conditions include the condition that Upjohn and Pharmacia receive letters from Coopers & Lybrand L.L.P., Upjohn's independent accountants, and KPMG Bohlins AB, one of Pharmacia's independent accountants (or another member of the KPMG group), stating that the Combination will qualify as a "pooling of interests" under applicable U.S. and Swedish accounting rules including, without limitation, applicable published rules and regulations of the SEC. See "The
Combination -- Accounting Treatment" and "The Combination
Agreement -- Conditions to the Combination."


RESALE OF NEW COMMON STOCK ISSUED IN THE COMBINATION; AFFILIATES


     Upon consummation of the Combination, the Company will have approximately 504 million shares of New Common Stock outstanding, assuming full acceptance of the Offer by Pharmacia stockholders, and 7,263 shares of New Preferred Stock outstanding. These shares will be freely transferable under the Securities Act, except for New Common Stock issued to any person deemed to be an affiliate of the Company for purposes of Rule 145 under the Securities Act at the Effective Time ("Affiliates"), except for New Common Stock issued in the Swedish Offer (which may not be sold in the United States during a 40 day restricted period following the Effective Time) and except for the shares of New Preferred Stock, which will be restricted securities for purposes of the Securities Act. Affiliates may not sell their shares of New Common Stock acquired in connection with the Combination except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. Volvo, which owns Pharmacia Shares representing approximately 27.5% of the share capital and 27.8% of the voting rights, and Stattum, which owns Pharmacia Shares representing approximately 14.1% of the share capital and 11.8% of the voting rights, may be deemed to be Affiliates of the Company for purposes of Rule 145. Pursuant to the Registration Rights Agreement, dated as of August 20, 1995, among the Company, Upjohn, Pharmacia and Volvo (the "Registration Rights Agreement"), Volvo has agreed that it will not sell, transfer, pledge, hypothecate, or otherwise dispose of any shares of New Common Stock received by it in the Offer in violation of the Securities Act and until after such time as consolidated financial statements reflecting at least 30 days of combined operations have been published by the Company, except as permitted by Staff Accounting Bulletin No. 76 issued by the Commission.



     Pursuant to the Registration Rights Agreement, Volvo will have certain registration rights with respect to the shares of New Common Stock. The timing of any sales or other dispositions by Volvo will depend on market and other conditions, and could occur relatively soon after the Effective Time. Pharmacia, Upjohn and the Company have indicated their willingness to enter into an agreement substantially similar to the Registration Rights Agreement with Stattum.


CERTAIN LITIGATION

     Certain litigation in connection with the Transactions has been commenced by several purported Upjohn stockholders. See "Risk Factors -- Certain Litigation."

                             CO-PROMOTION AGREEMENT

     Simultaneously with the execution of the Combination Agreement, Upjohn and Pharmacia entered into a Co-Promotion Agreement, dated as of August 20, 1995 (the "Co-Promotion Agreement"), which will be implemented upon the completion of initial product promotion plans for the co-promotion of the products covered by the Co-Promotion Agreement. Under the Co-Promotion Agreement, Upjohn will have the right to co-promote Pharmacia's Fragmin, Estring and Mycobutin products in the United States and Canada. Upon a change of control of either Upjohn or Pharmacia, either party may terminate the Co-Promotion Agreement. See "The Co-Promotion Agreement."

                                  THE COMPANY

GENERAL


     Stockholders of Upjohn and Pharmacia will each hold approximately 50 percent of the equity of the Company after consummation of the Transactions, assuming full acceptance of the Offer by Pharmacia stockholders.



     Pursuant to the Combination Agreement, the Board of Directors of the Company (the "Company Board") at the Effective Time will include 16 persons, eight of whom will be nominated by Upjohn and eight of whom will be nominated by Pharmacia. The form of the By-laws of the Company which has been filed as an Exhibit to the Registration Statement (the "Company By-laws") provide that until 2001 one half of the directors of the Company (the "Directors") shall be citizens of the United States or Canada and one half shall be nationals of Sweden or other European Union member states.



     The Combination Agreement provides that from and after the Effective Time, Mr. Jan Ekberg, currently President and Chief Executive Officer of Pharmacia, will serve as the Chairman of the Company Board and Dr. John L. Zabriskie, currently Chairman of the Board and Chief Executive Officer of Upjohn, will serve as President and Chief Executive Officer of the Company. The Company By-laws provide that until 2001 the Chairman of the Company Board and the President and Chief Executive Officer of the Company may not both be citizens of the United States or Canada or nationals of Sweden or other European Union member states and, unless otherwise approved by 80% of all of the Directors (a "Director Supermajority Vote") or 66 2/3% of the then outstanding shares of capital shares of the Company entitled to vote on matters submitted to Shareholders (the "Voting Stock" and a "Stockholder Supermajority Vote"), may not be the same person. The Company will be led by an integrated global corporate management group drawn from both Upjohn and Pharmacia and based in London, with operational headquarters in Kalamazoo, Michigan, Stockholm/Uppsala, Sweden and Milan, Italy. See "Description of the Company."


DIVIDENDS AND VOTING RIGHTS OF THE COMPANY'S STOCKHOLDERS

     It is expected that immediately following the Effective Time, there will be outstanding approximately 504 million shares of New Common Stock and approximately 7,263 shares of New Preferred Stock. See Note 3 to the Unaudited Condensed Pro Forma Combined Financial Statements of the Company contained elsewhere herein.


     The first quarterly dividend of the Company for the quarter ending December 31, 1995 is expected to be $0.27 per share of New Common Stock, indicating an annual dividend of $1.08 per share. Thereafter, it is expected to be the policy of the Company Board that the aggregate dividends declared on the shares of New Common Stock in each year will range between 40% to 50% of the consolidated net income of the Company (as calculated under U.S. GAAP) in such year. However, the declaration and payment of future dividends will depend upon the income, financial condition and capital and cash requirements of the Company, restrictions on dividends under applicable laws governing the Company and other factors. Accordingly, there can be no assurance that dividends will be paid in the future nor any assurance as to the amount thereof. See "Description of Capital Stock and Charter Documents of the Company."



     Each share of New Common Stock (including shares of New Common Stock represented by SDSs) will be entitled to one vote per share on all matters submitted to a vote of the Company's stockholders (the "Stockholders"). Each share of New Preferred Stock will be entitled to vote on all matters submitted to a vote of the Stockholders, voting together with the holders of New Common Stock as one class. Each share of New Preferred Stock will be entitled to a number of votes equal to the number of shares of New Common Stock into which such share of New Preferred Stock could be converted on the record date for determining the Stockholders entitled to vote. See "Description of the Company -- Dividend Policy."

LISTING


     Application will be made to list the New Common Stock on the NYSE and the SDSs on the SSE. The Company expects that the New Common Stock will be quoted on SEAQ International. In addition, the Company has agreed to use its reasonable best efforts to secure a listing of the New Common Stock on the London Stock Exchange (the "LSE") following the Effective Time.


RISK FACTORS

     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, SEE "RISK FACTORS" FOLLOWING THIS SUMMARY.

                               MARKET PRICE DATA


     The last sale price of Upjohn Common Stock as reported on the New York Stock Exchange Composite Tape on (i) August 18, 1995, the last full trading day prior to Upjohn and Pharmacia's public announcement of the execution of the Combination Agreement, was $39.625 per share and (ii) September 14, 1995, the last full trading day prior to the date of this Prospectus, was $44.375 per share. The last sale prices of the Pharmacia Shares on the SSE were SEK 181.00 per Pharmacia Class A Common Share and SEK 180.50 per Pharmacia Class B Common Share at the close of business on August 18, 1995 and SEK 204 per Pharmacia Class A Common Share and SEK 202 per Pharmacia Class B Common Share at the close of business on September 14, 1995. The last sale price of the Pharmacia ADSs as quoted on NASDAQ was $25.38 per ADS on August 18, 1995 and $28.875 per ADS on September 14, 1995.


     HOLDERS OF SHARES OF UPJOHN COMMON STOCK AND PHARMACIA SECURITIES ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR SUCH SECURITIES.

                                    SUMMARY
               UNAUDITED PRO FORMA FINANCIAL DATA OF THE COMPANY

     The following selected unaudited pro forma financial data illustrate the estimated effects of the proposed Combination. The pro forma balance sheet data are based on the unaudited June 30, 1995 balance sheets of both Upjohn and Pharmacia and assume the Combination occurred on that date. The pro forma income statement data are based on the income statements of Upjohn and Pharmacia for the years ended December 31, 1994, 1993 and 1992 and the six month periods ended June 30, 1995 and 1994 and assume the Combination occurred at January 1, 1992. The selected unaudited pro forma financial data should be read in conjunction with the Unaudited Condensed Pro Forma Combined Financial Statements of the Company and accompanying Notes, together with the historical financial statements including notes thereto, and other financial information of Upjohn and Pharmacia included elsewhere in this Prospectus.


     The Unaudited Condensed Pro Forma Combined Financial Statements of the Company have been prepared in accordance with U.S. GAAP, under which the Combination has been accounted for using "pooling of interests" accounting principles. A condition, in order to account for the merger as a "pooling of interests" under U.S. GAAP is that there must at a minimum be an exchange of at least 90% of the outstanding common stock of each Upjohn and Pharmacia. U.S. GAAP differs in certain significant respects from Swedish GAAP.



     The Unaudited Condensed Pro Forma Combined Financial Statements of the Company do not give effect to certain restructuring and rationalization costs expected to be incurred following the Combination. The Company's management is considering the nature and extent of the charges to be so incurred. Such costs presently cannot be reasonably predicted in a manner sufficient to quantify the amount and timing of such charges under applicable U.S. GAAP. Upon final determination, a substantial charge or charges will be recorded during 1995 and/or 1996 and reflected in the Company's statement of earnings as a non-recurring charge or charges to operations in accordance with U.S. GAAP. The actual payments to implement the restructuring and rationalization are expected to be made over a two to three year period. In addition, although the Company expects to realize substantial benefits from the Combination and the restructuring and rationalization, no effect has been given in the Unaudited Condensed Pro Forma Combined Financial Statements of the Company to any such benefits.


     THE SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA OF THE COMPANY DOES NOT PURPORT TO REPRESENT WHAT THE FINANCIAL POSITION OR RESULTS OF OPERATIONS OF THE COMPANY, UPJOHN OR PHARMACIA WOULD ACTUALLY HAVE BEEN IF THE COMBINATION HAD IN FACT OCCURRED ON THE DATES INDICATED OR TO PROJECT THE FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD.

           SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA OF THE COMPANY

                                  (U.S. GAAP)
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                           SIX MONTHS           YEAR ENDED DECEMBER
                                        AS OF AND FOR         ENDED         ----------------------------
                                        JUNE 30, 1995     JUNE 30, 1994      1994       1993       1992
                                        -------------     -------------     ------     ------     ------
STATEMENT OF EARNINGS DATA:
Operating revenue.....................     $ 3,547           $ 3,397        $6,823     $6,561     $5,938
Earnings from continuing operations...         460               429           833        561        704
Earnings from continuing operations
  per share...........................         .90               .84          1.62       1.08       1.36
Dividends per common share............          --                --            --         --         --
BALANCE SHEET DATA AT JUNE 30, 1995:
Total assets..........................      11,137                --            --         --         --
Long-term debt........................         601                --            --         --         --
Total shareholders' equity............       5,894                --            --         --         --

                                                             PHARMACIA                          UPJOHN
                                             PHARMACIA       EQUIVALENT        UPJOHN         EQUIVALENT
                                             HISTORICAL     PRO FORMA(1)     HISTORICAL      PRO FORMA(1)
                                             ----------     ------------     -----------     ------------
CERTAIN COMPARATIVE PER SHARE DATA
  INFORMATION:
Book value per common share at June 30,
  1995.....................................    $13.53          $11.70          $ 14.63          $16.97
Book value per common share at December 31,
  1994.....................................     12.83              --            13.76              --
Market value per common share and ADS at
  August 18, 1995:
  Common Share.............................     24.83              --            39.63              --
  ADS......................................     25.38              --               --              --
Primary earnings from continuing operations
  per share for the six months ended June
  30, 1995.................................       .75             .90             1.51            1.31
Primary earnings from continuing operations
  per share for the six months ended June
  30, 1994.................................       .74             .84             1.36            1.22
Primary earnings from continuing operations
  per share for the year ended December 31,
  1994.....................................      1.36            1.62             2.75            2.35
Primary earnings from continuing operations
  per share for the year ended December 31,
  1993.....................................       .65            1.08             2.20            1.57
Primary earnings from continuing operations
  per share for the year ended December 31,
  1992.....................................       .70            1.36             2.92            1.97
Dividends per common share for the six
  months ended June 30, 1995...............        --(2)           --              .74              --
Dividends per common share for the six
  months ended June 30, 1994...............        --(2)           --              .74              --
Dividends per common share for the year
  ended December 31, 1994..................       .34              --             1.48              --
Dividends per common share for the year
  ended December 31, 1993..................       .28              --             1.48              --
Dividends per common share for the year
  ended December 31, 1992..................       .49              --             1.42              --

---------------
(1) Pharmacia's pro forma equivalent per share information assumes an exchange rate of 1 share of New Common Stock for each Pharmacia Share. Upjohn's pro forma equivalent per share information assumes an exchange rate of 1.45 shares of New Common Stock for each share of Upjohn Common Stock.

(2) Pharmacia's dividends are paid annually after stockholder approval at the Annual General Meeting.

                        SUMMARY SELECTED FINANCIAL DATA

UPJOHN SUMMARY SELECTED FINANCIAL DATA


     The summary selected financial data for each of the five years ended December 31, 1994 have been derived from the audited consolidated financial statements of Upjohn and the Notes thereto. The summary financial data for the six months ended June 30, 1995 and 1994 are unaudited. The following data should be read in conjunction with "Upjohn Management's Discussion and Analysis of Financial Condition and Results of Operations" and Upjohn's Consolidated Financial Statements and Notes thereto included elsewhere herein and are qualified in their entirety by reference to the Consolidated Financial Statements and such Notes.


                               SIX MONTHS ENDED
                                   JUNE 30,                        YEAR ENDED DECEMBER 31,
                             ---------------------   ----------------------------------------------------
                               1995         1994       1994       1993       1992       1991       1990
                             --------     --------   --------   --------   --------   --------   --------
                                                             (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Operating revenue..........  $1,717.6     $1,643.9   $3,344.5   $3,380.5   $3,284.7   $3,057.9   $2,675.3
Earnings from continuing
  operations before
  cumulative effect of
  accounting changes(a)....     267.5        242.0      489.1      396.4      527.0      521.5      435.9
Earnings per share from
  continuing operations
  before cumulative effect
  of accounting
  changes(a)...............      1.51         1.36       2.75       2.20       2.92       2.87       2.36
Dividends declared per
  share....................       .74          .74       1.48       1.48       1.42       1.26       1.04

                                                                        AT DECEMBER 31,
                                                      ----------------------------------------------------
                                   AT JUNE 30, 1995     1994       1993       1992       1991       1990
                                   ----------------   --------   --------   --------   --------   --------
                                                                         (IN MILLIONS)
BALANCE SHEET DATA:
Total assets.....................      $5,243.6       $5,162.5   $4,811.9   $4,513.1   $4,053.9   $3,578.8
Long-term debt...................         515.0          521.0      526.8      402.9      295.5      274.6
Total shareholders' equity.......       2,502.4        2,382.6    2,085.6    2,015.5    2,005.2    1,779.6

---------------

(a) Refer to Note D to the Upjohn Consolidated Financial Statements relating to January 1, 1993 accounting changes resulting in a net charge of $18.9, or $.11 per share, and to January 1, 1992 accounting changes resulting in a net charge of $222.9, or $1.26 per share.

PHARMACIA SUMMARY SELECTED FINANCIAL DATA


     The summary selected financial data for each of the four years ended December 31, 1994 are derived from the audited consolidated Financial Statements of Pharmacia and the Notes thereto. The summary selected financial data for the six months ended June 30, 1995 and 1994 are derived from the unaudited consolidated financial statements of Pharmacia. The following data should be read in conjunction with "Pharmacia Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Pharmacia Consolidated Financial Statements and the Notes thereto contained elsewhere herein and are qualified in their entirety by reference to the Pharmacia Consolidated Financial Statements and such Notes. The following summary selected financial data treat the branded consumer products operations, which were demerged effective July 1, 1993, as discontinued operations for all periods presented. Results of Farmitalia Carlo Erba S.r.1. ("FICE") are included in the Pharmacia Consolidated Financial Statements from May 1, 1993, the effective date of its acquisition by Pharmacia.


     Pharmacia prepares its consolidated financial statements in accordance with Swedish GAAP, which differ in certain significant respects from U.S. GAAP. See
Note 25 to the Pharmacia Consolidated Financial Statements for a description of the significant differences between Swedish GAAP and U.S. GAAP affecting Pharmacia's consolidated net income and stockholders' equity.

                                              SIX MONTHS ENDED
                                                  JUNE 30,                     YEAR ENDED DECEMBER 31,
                                           -----------------------   --------------------------------------------
                                                    1995     1994     1994      1994    1993(1)    1992     1991
                                                   ------   ------   -------   ------   -------   ------   ------
                                                   (SEK)    (SEK)    ($)(2)    (SEK)     (SEK)    (SEK)    (SEK)
                                           1995
                                           -----
                                           ($)(2)                        (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
AMOUNTS IN ACCORDANCE WITH SWEDISH GAAP:
Sales....................................  1,821   13,272   13,679    3,628    26,450   24,708    15,448   13,652
Operating income from continuing
  operations.............................    354    2,578    2,760      740     5,398    3,327     2,153    1,680
Financial income and expenses, net.......     16      120      (96)     (10)      (76)      (6 )     391        7
Income from continuing operations before
  income taxes and minority interests....    370    2,698    2,664      730     5,322    3,321     2,544    1,687
Income taxes on continuing operations....   (133)    (970)  (1,083)    (280)   (2,041)  (1,148 )    (961)    (293)
Minority interests.......................     --       --       (1)      --        (2)      (5 )      16       (1)
Net income from continuing operations....    237    1,728    1,580      450     3,279    2,168     1,599    1,393
Net income from continuing operations per
  Share/ADS..............................    .93     6.78     6.23     1.77     12.92     8.55      6.31     5.49
AMOUNTS IN ACCORDANCE WITH U.S. GAAP:
Net income from continuing operations....    194    1,411    1,475      364     2,656    1,281     1,029      492
Net income from continuing operations per
  Share/ADS..............................    .76     5.54     5.82     1.44     10.47     5.05      4.06     1.94

                                                 AS OF JUNE 30,                  AS OF DECEMBER 31,
                                               ------------------   --------------------------------------------
                                                            1995    1994(2)    1994    1993(1)
                                                           ------   -------   ------   -------
                                               1995        (SEK)    ($)(2)    (SEK)     (SEK)
                                               -----
                                               ($)(2)                                             1992
                                                                                                 ------
                                                                                                 (SEK)
                                                                                                           1991
                                                                                                          ------
                                                                         (IN MILLIONS)                    (SEK)
BALANCE SHEET DATA
AMOUNTS IN ACCORDANCE WITH SWEDISH GAAP:
Liquid assets................................    700        5,104      549     4,004    3,099     7,934    5,352
Total current assets.........................  2,285       16,656    2,089    15,227   14,492    15,157   10,897
Total fixed assets...........................  2,361       17,214    2,370    17,278   19,083     6,772    5,872
Net assets of discontinued operations(3).....     --           --       --        --       --     9,533    8,480
Total assets.................................  4,646       33,870    4,459    32,505   33,575    31,462   25,249
Total current liabilities....................  1,352        9,859    1,227     8,942   13,266     7,301    4,036
Long-term borrowings.........................     85          621      161     1,174    1,235       428      437
Stockholders' equity.........................  2,660       19,394    2,487    18,132   15,697    20,609   18,195
AMOUNTS IN ACCORDANCE WITH U.S. GAAP:
Stockholders' equity.........................  3,448       25,136    3,317    24,181   22,420    31,002       --

                                                                            YEAR ENDED DECEMBER 31,
                                                                 ----------------------------------------------
                                                                 1994(2)    1994     1993(1)    1992      1991
                                                SIX MONTHS       ------    ------    ------    ------    ------
                                                   ENDED
                                               JUNE 30, 1995     ($)(2)    (SEK)     (SEK)     (SEK)     (SEK)
                                             -----------------
                                             ($)(2)     (SEK)
                                                                          (IN MILLIONS, EXCEPT % AND EMPLOYEES)
OTHER DATA
AMOUNTS IN ACCORDANCE WITH SWEDISH GAAP:
Capital expenditures......................   100           729      218     1,591     2,975     1,089     1,086
Net cash flow from operating activities...    --            --      595     4,340     4,105     3,281     2,250
Research and development expenses(4)......    --            --      516     3,758     3,131     2,064     1,826
Research and development expenses as a
  percent of sales........................    --            --     14.2%     14.2%     12.7%     13.4%     13.4%
Number of employees (average)(5)..........    --        17,809       --    18,622    17,843    13,540    13,120


---------------

(1) The results of FICE are included in the consolidated income statement of Pharmacia from May 1, 1993, and FICE balance sheet information is included in Pharmacia's balance sheet as of December 31, 1993. For a discussion of the FICE acquisition and its impact on Pharmacia, see "Pharmacia Management's Discussion and Analysis of Financial Condition and Results of Operations."



(2) Solely for the convenience of the reader, the financial information as of and for the six months ended June 30, 1995 and as of and for the year ended December 31, 1994 have been translated using the June 30, 1995 Noon Buying Rate of $1.00 = SEK 7.2900.


(3) Effective July 1, 1993, BCP was demerged, and its operations have been reflected as discontinued operations for all periods presented. See Note 8 of Notes to Consolidated Financial Statements.

(4) The research and development expenses provided have been calculated according to the criteria adopted by The Association of the Swedish Pharmaceutical Industry and The Swedish Central Bureau of Statistics, which differ from the method of calculation of research and development expenses for financial statement purposes under Swedish GAAP. See "Description of Pharmacia -- Research and Development" and Note 3 to Pharmacia Consolidated Financial Statements.


(5) Calculated as the total number of hours worked divided by the number of working hours constituting a full-time working year. See Note 28 to the Pharmacia Consolidated Financial Statements.

                                  RISK FACTORS


NONREALIZATION OF SYNERGIES


     The Combination involves the integration of two companies that have previously operated independently. No assurance can be given that the Company will not encounter difficulties in integrating the respective operations of Upjohn and Pharmacia or that the benefits expected from such integration will be realized. Any delays or unexpected costs incurred in connection with such integration could have a material adverse effect on the Company's business, operating results or financial condition. There can be no assurance that the Company will not experience the loss of key Upjohn or Pharmacia personnel. Among the factors considered by the Upjohn and Pharmacia Boards in connection with their respective approval of the Combination Agreement were the opportunities for economies of scale and operating efficiencies that could result from the Combination. Although the Company expects to achieve significant annual savings in operating costs as a result of the Combination, no assurance can be given that these savings will be realized. See "The Companies and the Combination -- Operations."

     In addition, although work has begun on the development of detailed plans for achieving the Combination and obtaining operating synergies, such plans have not been finalized.

REGULATORY APPROVALS

     Consummation of the Combination is conditioned upon the receipt of all material governmental authorizations, consents, orders and approvals, including the expiration or termination of the applicable waiting periods (and any extension thereof) under the HSR Act and any other competition, merger control or similar law, including EC Council Regulation 4064/89, subject to the waiver, if permissible, of such conditions in accordance with the terms of the Combination Agreement. Upjohn and Pharmacia intend to pursue vigorously all required regulatory approvals. No assurance can be given, however, that such approvals will be obtained, or, if they are obtained, that they will be obtained in a timely manner. See "The Combination Agreement -- Conditions to the Combination" and "Regulatory Matters."


NON-TENDERING STOCKHOLDERS


     No assurance can be given that the Compulsory Acquisition will be consummated or, if consummated, that it will be consummated in a timely manner. Pharmacia and Upjohn have reserved the right to cause the Company to waive the Minimum Condition. If the Minimum Condition is not satisfied but waived, then upon expiration of the Offer, the Company may not hold sufficient Pharmacia Securities to enable it to cause the commencement of the Compulsory Acquisition. In such event, the Company may seek to purchase additional Pharmacia Securities in the open market or otherwise. Under the Recommendation, during the nine-month period following the termination of the Offer, such purchases may not be at prices exceeding the cash value of the Offer. No assurance can be given that if the Company decides to make such additional purchases of Pharmacia Securities the Company will acquire sufficient additional Pharmacia Securities to enable it to cause the Compulsory Acquisition to be commenced. Prior to completion of the Compulsory Acquisition, all Pharmacia Securities not acquired by the Company pursuant to the Offer would remain outstanding and, depending on the number thereof, the liquidity and market value thereof could be adversely affected. See "Market Price and Dividend Data."

INTERESTS OF MANAGEMENT

     Certain members of Upjohn's and Pharmacia's management and their respective Boards, including individuals who will be Directors and executive officers of the Company, have certain interests in the Combination that are in addition to the interests of Upjohn and Pharmacia stockholders generally. The Combination will give rise to certain entitlements and benefits with respect to certain Upjohn severance and employment agreements. In addition, all outstanding Upjohn stock options will, subject to certain limited conditions, become fully exercisable. See "The Merger -- Interests of Certain Persons in the Combination." Information concerning certain matters relating to the employment and compensation of the directors and executive officers of Upjohn is contained in Upjohn's Annual Report on Form 10-K for the year ended December 31, 1994 and is incorporated herein by reference. Information concerning certain matters relating to the employment and compensation of directors and executive officers of Pharmacia is contained in Pharmacia's Annual Report on Form 20-F for the year ended December 31, 1994 and is incorporated herein by reference. See "Available Information." For a discussion of certain provisions of the Combination Agreement relating to the indemnification of directors and officers of Upjohn and Pharmacia, see "The Combination Agreement -- Director and Officer Liability."

CERTAIN LITIGATION


     Six class action complaints have been filed by purported Upjohn stockholders in the Court of Chancery of New Castle County, Delaware, against Upjohn and its Board of Directors (the "Actions"). Generally, the Actions allege that the Upjohn Board breached its fiduciary duties to Upjohn stockholders by entering into the Combination Agreement on terms purportedly unfair to Upjohn stockholders and by not soliciting potential bidders to make offers for the acquisition of Upjohn at prices higher than the consideration represented by the Exchange Ratio. The Actions seek, among other things, a court order preliminarily and permanently enjoining the Combination. The plaintiffs in the Actions also seek unspecified damages, costs and disbursements (including reasonable attorneys' and experts' fees). Upjohn believes that each of the Actions is without merit and intends to contest them vigorously.


ANTI-TAKEOVER PROVISIONS


     The form of the Restated Certificate of Incorporation of the Company, which has been filed as an Exhibit to the Registration Statement (the "Company Certificate"), and the Company By-laws contain provisions that could prevent or delay an acquisition of the Company by means of a tender offer, a proxy contest or otherwise. Such provisions also may adversely affect prevailing market prices for the New Common Stock. These provisions, among other things: (i) classify the Company Board into three classes of directors, each of which will serve for different three-year periods; (ii) provide that any business combination with a person who holds at least 15% of the stock of the Company requires (y) a Stockholder Supermajority Vote unless it is approved by a majority of the Directors who were Directors before such person acquired 15% of the stock of the Company and (z) that such person must satisfy certain "fair price" provisions as set forth in the Company Certificate; (iii) provide that the Company Board may designate the terms of any new series of preferred stock of the Company; (iv) provide that any Stockholder who wishes to propose any business or to nominate a person or persons for the election as Director at any annual meeting may only do so if advance notice is given to the Secretary of the Company; (v) provide that no Stockholder action may be effected by written consent; (vi) provide that any newly created directorship (resulting from any increase in the number of the Directors or otherwise) will be filled by the affirmative vote of the remaining Directors; (vii) provide that only the Chairman of the Company Board, the President and Chief Executive Officer of the Company or a majority of the Directors may call special meetings of the Stockholders; and (viii) limit the ability of the Stockholders to amend or repeal certain provisions of the Company Certificate and the Company By-laws, except with a Stockholder Supermajority Vote and/or with a Director Supermajority Vote. In addition, the Company is subject to Section 203 of the DGCL, which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who, together with their affiliates and associates, own 15% or more of the Company's outstanding capital stock). See "Description of Capital Stock and Charter Documents of the Company." The Company may in the future adopt a stockholder rights plan pursuant to which the holders of New Common Stock would be issued rights to acquire, in certain circumstances, shares of convertible preferred stock of the Company. Such rights might, if issued, have certain anti-takeover effects.


EXCHANGE RATES

     Fluctuations in the relative value of the Swedish krona and the U.S. dollar may be significant to the Company and the Stockholders because, among other things, they affect the translation of the results of the

Swedish krona-based operations into U.S. dollars for purposes of the consolidated financial statements of the Company and the translation of the results of the U.S. dollar-based operations into Swedish kronor. In addition, significant portions of both Upjohn's and Pharmacia's revenues and earnings are subject to the effects of currency fluctuations outside of the United States and Sweden. The Company may implement currency hedging strategies to help offset the effects of these fluctuations. See "Upjohn Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Pharmacia Management's Discussion and Analysis of Financial Condition and Results of Operations."

     For information concerning the translation of amounts in Swedish kronor into U.S. dollars and amounts in U.S. dollars into Swedish kronor, see "Exchange Rates."

GOVERNMENTAL REGULATION


     The Company will be subject to strict controls on the manufacture, labelling, distribution and marketing of its products. Of particular importance is the requirement to obtain regulatory approval for a pharmaceutical product from a country's national regulatory authority before such product may be marketed in a particular country and to maintain such approval for as long as a product is marketed. The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval even though the relevant product has been approved in another country. Regulatory authorities also have administrative powers that include product recalls, seizure of products and other sanctions. See "Description of Upjohn -- Regulation"; "Description of Pharmacia -- Industry Regulation and Other Legal Matters."


PRODUCT LIABILITY


     Product liability is a significant commercial risk for the Company. Substantial damage awards have been made in certain jurisdictions, such as the United States, against certain pharmaceutical companies in past years based upon claims for injuries allegedly caused by the use of their products. A substantial product liability claim that is not covered by insurance could have a material adverse effect on the Company's operating results or financial condition. The Company intends to obtain insurance at levels and on terms generally consistent with the product liability insurance currently maintained by each of Upjohn and Pharmacia. No assurances can be given, however, as to the Company's ability to obtain adequate coverage at acceptable premium levels. See "Description of Upjohn -- Product Liability Insurance" and "Description of
Pharmacia -- Competition" and, "-- Industry Regulation and Other Legal Matters."

                         MARKET PRICE AND DIVIDEND DATA


     As of September 14, 1995, there were 44,919 holders of record of Upjohn Common Stock. As of August 31, 1995, there were approximately 341,832 holders of record of Pharmacia Class A Common Shares, 25,707 holders of record of Pharmacia Class B Common Shares and 37,530 holders that held Pharmacia Shares as nominees and, as of September 14, 1995, there were approximately 78 holders of record of Pharmacia ADSs.


     The market prices for, and dividends paid on, the Upjohn Common Stock and the Pharmacia Securities shown below are the market prices and dividends paid for each security without adjustments to give effect to the Combination. Such market prices and amounts of dividends paid are not indicative of the market value of the Company.

MARKET PRICES


  The Company



     The Company is a newly formed Company with no operating history and no securities of the Company have previously been publicly traded and, consequently there has been no trading activity with regard to the New Common Stock or the SDSs. Application will be made to list the shares of New Common Stock on the NYSE and the SDSs on the SSE.


  Upjohn

     The Upjohn Common Stock is listed on the NYSE. Its ticker symbol is UPJ. The table below sets forth, for the calendar quarters indicated, the high and low sale prices of the Upjohn Common Stock as reported on the New York Stock Exchange Composite Tape.


                                                                                COMMON STOCK
                                                                             ------------------
                                                                              HIGH        LOW
                                                                             -------    -------
                                                                               ($ PER SHARE)
1993
First Quarter..............................................................   32.625     26.000
Second Quarter.............................................................   31.250     27.750
Third Quarter..............................................................   29.625     25.625
Fourth Quarter.............................................................   35.000     28.000
1994
First Quarter..............................................................   30.500     26.250
Second Quarter.............................................................   33.625     25.750
Third Quarter..............................................................   37.125     28.625
Fourth Quarter.............................................................   35.250     29.375
1995
First Quarter..............................................................   38.125     30.125
Second Quarter.............................................................   38.875     34.375
Third Quarter (through September 14, 1995).................................   45.625     35.875



     The last sale price of Upjohn Common Stock as reported on the New York Stock Exchange Composite Tape on (i) August 18, 1995, the last full trading day prior to Upjohn and Pharmacia's public announcement of the execution of the Combination Agreement, was $39.625 per share and (ii) September 14, 1995, the last full trading day prior to the date of this Prospectus, was $44.375 per share. HOLDERS OF SHARES OF UPJOHN COMMON STOCK AND PHARMACIA SECURITIES ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE UPJOHN COMMON STOCK.


  Pharmacia

     Pharmacia's share capital consists of the Pharmacia Class A Common Shares and the Pharmacia Class B Common Shares. The Pharmacia Class A Common Shares and the Pharmacia Class B Common Shares confer equal rights of participation in Pharmacia's assets and profits, but each Pharmacia Class A Common

Share confers one vote per share while each Pharmacia Class B Common Share confers one-tenth of one vote per share.

     The principal market for trading in the Pharmacia Shares is the SSE, on which the Pharmacia Shares have been traded since 1987. The Pharmacia Shares are also quoted on SEAQ International. Since June 1994, the ADSs have been quoted on NASDAQ. The ADSs are also quoted on SEAQ International.

     The table below sets forth, for the periods indicated, the high and low closing sale prices for the Pharmacia Class A Common Shares and the Pharmacia Class B Common Shares as stated in the Official List of the SSE and the ADSs on NASDAQ. The Official List reflects price and volume information for trades completed by members on the SSE during the day as well as for inter-dealer trades completed off the SSE and certain inter-dealer trades completed during trading on the previous business day.

     Share prices for periods subsequent to November 11, 1993 reflect the demerger of BCP by Pharmacia's predecessor, by way of a special dividend. Share prices for earlier periods are therefore not comparable. See "Description of Pharmacia -- Development."


                                                 A SHARES           B SHARES             ADSS
                                              --------------     --------------     ---------------
                                              HIGH       LOW     HIGH       LOW     HIGH       LOW
                                              ----       ---     ----       ---     ----       ----
                                                                    (SEK PER        ($ PER ADS)(1)
                                                 (SEK PER            SHARE)
                                                  SHARE)
1993
First Quarter...............................  204        165     201        163       --         --
Second Quarter..............................  207        164     210        162       --         --
Third Quarter...............................  225        178     224        177       --         --
                                              ----
Fourth Quarter (to November 11).............  235        210     235        202       --         --
                                              ----
Fourth Quarter (from November 12)...........  151        125     151        125       --         --
1994
First Quarter...............................  155        108     155        109       --         --
Second Quarter..............................  134        109     135        110     15 1/2(2)  14 7/8(2)
Third Quarter...............................  139        113     138        112     18 3/4     14 3/8
Fourth Quarter..............................  137 1/2    113     135        113     19 1/8       15
1995
First Quarter...............................  140 1/2    119     140        118 1/2 18 7/8     16 1/4
Second Quarter..............................  165        128 1/2 165        129     22 5/8     17 1/2
Third Quarter (through September 14,
  1995).....................................  210        158     208        157     29 7/8       22


---------------
(1) Each ADS represents one Pharmacia Class A Common Share.

(2) June 17, 1994 through June 30, 1994.


     The last sales prices of the Pharmacia Shares on the SSE at the close of business on (i) August 18, 1995, the last full trading day prior to Upjohn and Pharmacia's public announcement of the execution of the Combination Agreement, were SEK 181.00 per Pharmacia Class A Common Share and SEK 180.50 per Pharmacia Class B Common Share and (ii) September 14, 1995, the last full trading day prior to the date of this Prospectus, were SEK 204 per Pharmacia Class A Common Share and SEK 202 per Pharmacia Class B Common Share. The last sale prices of the Pharmacia ADSs as quoted on NASDAQ were $25.38 per ADS on August 18, 1995 and $28.875 on September 14, 1995. HOLDERS OF SHARES OF UPJOHN COMMON STOCK AND PHARMACIA SECURITIES ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE PHARMACIA SECURITIES.


DIVIDENDS

  The Company


     The Company has no operating history and, consequently, has paid no dividends to stockholders. For information with respect to the Company's expected dividend policy see "Description of the Company -- Dividend Policy."

  Upjohn

     Upjohn has paid cash dividends on the Common Stock every year since 1958. Dividends are declared quarterly. The following table sets forth quarterly dividends in respect of the Upjohn Common Stock declared and paid in each of the past five years.

                   DIVIDENDS PER SHARE OF UPJOHN COMMON STOCK

                                                   FIRST      SECOND       THIRD      FOURTH
                                                  QUARTER     QUARTER     QUARTER     QUARTER     TOTAL
                                                  -------     -------     -------     -------     -----
1990............................................   $ .25       $ .25       $ .25       $ .29      $1.04
1991............................................     .29         .29         .34         .34       1.26
1992............................................     .34         .34         .37         .37       1.42
1993............................................     .37         .37         .37         .37       1.48
1994............................................     .37         .37         .37         .37       1.48
1995............................................     .37         .37


     The Upjohn Board declared a $.37 per share dividend on June 20, 1995, which was paid on August 1, 1995, to stockholders of record on July 11, 1995.


  Pharmacia

     The following table sets forth dividends in respect of Pharmacia Shares for the periods indicated. Dividends are declared annually and are subject to the approval of Pharmacia stockholders.


                           YEAR ENDED DECEMBER 31                             SEK      U.S.$(1)
----------------------------------------------------------------------------  ----     --------
     1990...................................................................  2.85        .47
     1991...................................................................  3.15        .54
     1992...................................................................  3.55        .49
SIX MONTHS ENDED
     June 30, 1993..........................................................    --(2)      --(2)
     December 31, 1993......................................................  2.20(3)     .28(3)
YEAR ENDED DECEMBER 31
     1994...................................................................  2.60        .34


---------------
(1) U.S. dollar figures are translated at the Noon Buying Rate at the relevant dividend payment date.


(2) On November 10, 1993, the stockholders of Pharmacia's predecessor approved a dividend of one BCP share in respect of each Pharmacia Share.



(3) The amount of this cash dividend reflected the Pharmacia Board's consideration of several factors including Pharmacia's financial condition and results of operations over a full twelve-month period and is viewed by the Pharmacia Board as representing a dividend in respect of a full year.

                       THE COMPANIES AND THE COMBINATION

THE COMPANIES


     Upjohn is engaged primarily in the research, development, production and sale of prescription pharmaceuticals and is among the preeminent drug manufacturers in the United States. Upjohn manufactures and markets a broad line of prescription drugs, primarily central nervous system agents, nonsteroidal anti-inflammatory and analgesic agents, antibiotics, steroids, contraceptives, oral antidiabetes agents, female and reproductive health products and a hair growth product. Upjohn also manufactures for distribution to the general public certain nonprescription drugs and manufactures and sells various animal health products and pharmaceutical chemicals. In 1994, Upjohn's net sales were $3,275 million and its operating income was $599 million.



     Pharmacia is an international health care company which engages in the research, development, manufacture and sale of pharmaceutical and other related health care products, and is among the preeminent pharmaceutical companies in Europe. Pharmacia operates primarily in the therapeutic areas of oncology, growth deficiencies, cataract surgery, antithrombosis, inflammatory bowel diseases/rheumatoid arthritis, gynecology, immunology and central nervous system disorders. Pharmacia is also engaged in the hospital care, consumer pharmaceuticals, diagnostics and biotech businesses. In 1994, Pharmacia's net sales were MSEK 26,450 and its operating income was MSEK 4,352 (calculated under U.S. GAAP).


THE COMBINATION AND THE COMPANY

     The Upjohn and Pharmacia Boards have unanimously approved the Combination. The Combination will be accomplished through the Merger, as a result of which Upjohn will become a wholly owned subsidiary of the Company, and the consummation of the Offer and the Compulsory Acquisition, as a result of which Pharmacia will also become a wholly owned subsidiary of the Company. See "The Merger," "The U.S. Offer To Purchase" and "The Combination Agreement." Stockholders of Upjohn and Pharmacia will each hold approximately 50 percent of the equity of the Company after consummation of the Transactions, assuming full acceptance of the Offer by Pharmacia stockholders. One half of the initial members of the Company Board will be nominated by Upjohn and the other half will be nominated by Pharmacia. The Combination Agreement provides that Mr. Jan Ekberg, currently President and Chief Executive Officer of Pharmacia, will be the Chairman of the Board of Directors of the Company and that Dr. John L. Zabriskie, currently Chairman of the Board of Directors and Chief Executive Officer of Upjohn, will be President and Chief Executive Officer of the Company. The Company will be led by an integrated global corporate management group drawn from both Upjohn and Pharmacia and based in London, with operational headquarters in Kalamazoo, Michigan, Stockholm/Uppsala, Sweden and Milan, Italy. See "Description of the Company."

INDUSTRY BACKGROUND


     The world market for pharmaceuticals and health care products is concentrated in the United States, Japan and Western Europe. Global sales of pharmaceuticals increased steadily during the 1980s due to a combination of factors, including an ageing population and the introduction of a number of significant innovative products providing enhanced therapeutic benefits. While the demand for pharmaceutical products remains strong in the 1990s, regulatory pressures and pricing constraints have intensified as governmental and private health care providers strive to control the rapid growth in health care expenditure. It is becoming increasingly common that physicians, drug stores, hospitals and insurance companies form professional purchasing organizations. Consequently, pharmaceuticals are increasingly chosen according to the therapeutic value in economic terms. Hence pharmaceuticals that shorten hospital stay and reduce treatment costs are preferred. Therefore it is essential for pharmaceutical companies to develop new improved and more efficient products that increase the total value both for buyers and patients. The Company believes that these developments have also led to more intense competition in the pharmaceutical industry worldwide. Innovation, high-quality research and development, rapid product introduction and cost efficiency are likely to be key factors for the pharmaceutical industry in the future. Management believes that, as a result of the Combination, the Company will be well-positioned to compete in this environment.

BUSINESS

     Based on combined 1994 sales, the Company's prescription pharmaceutical business would have ranked among the top ten in the worldwide industry.


     In addition, based on combined 1994 results, the Company would have had 36% of its sales in the United States, compared with approximately 34% of the worldwide pharmaceutical market, ranking among the top 15 pharmaceutical companies in the United States market, 45% of its sales in Europe, compared with approximately 28% of the worldwide pharmaceutical market, ranking among the top five pharmaceutical companies in the European market, and 9% of its sales in Japan, compared with approximately 21% of the worldwide pharmaceutical market, ranking among the top 20 pharmaceutical companies in the Japanese market, and among the top three non-Japanese pharmaceutical companies. The Company will also actively participate in the developing markets of the Pacific Rim, Eastern Europe and Latin America. The Company's initial annual research and development expenditures are expected to exceed $1 billion. The Company's research and development activities will be focused on medically important therapeutic areas, including diseases of the central nervous system, oncology, critical care medicine, infectious diseases, female and reproductive health, nutritional deficiencies, metabolic diseases, ophthalmology, urology and inflammatory disorders, and will be conducted principally in the Company's three operational headquarters in Kalazamoo, Michigan, Stockholm/Uppsala, Sweden and Milan, Italy.



     The Company expects to benefit from the complementary research and development strengths of Upjohn and Pharmacia and from extensions of existing products into new formulations and indication areas. These synergies are expected to result in 28 introductions from 1995 through 1998 and deeper penetrations of existing markets. Of those 28 introductions, 17 will be of new products, eight will be of existing products for new indications and three will be of existing products in the United States. The Company expects to have 24 products in early phase clinical testing, including agents in oncology, diseases of the central nervous system, infectious diseases, asthma, urinary incontinence and vascular disease that have shown positive results in earlier testing.


     The Company is also expected to have one of the world's strongest biotechnology capabilities with more than 1,000 scientists experienced in the recombinant and monoclonal technologies of molecular biology. The Company expects this biotechnology expertise to enhance its strength in other core areas such as oncology, in which the Company is expected to be a world research leader. The Company's strengths in molecular biology will also strengthen the Company's efforts in critical care medicine and inflammatory disorders. For additional information concerning the Company, see "Description of Upjohn" and the Financial Statements of Upjohn contained elsewhere herein, and "Description of Pharmacia" and the Financial Statements of Pharmacia contained elsewhere herein.

     The Company intends to pursue a strategy aimed at prolonging the relatively short patent life of pharmaceutical products resulting from their long development time. The Company expects to employ a number of measures including upgrading certain products to create new patented products (as Pharmacia did with its Adriamycin/Farmorubicin product), and converting certain suitable patented products to "over the counter" products (a strategy being pursued by Upjohn with respect to its hair growth product Rogaine). There can be no assurances, however, that the Company will be successful in implementing these or similar strategies.

OPERATIONS

     Following consummation of the Combination, the Company intends to combine and consolidate the respective research and development, manufacturing, sales, marketing and administrative operations of Upjohn, Pharmacia and their respective subsidiaries.


     Although no assurance can be given, the Company expects to achieve operating cost synergies in excess of $500 million (pre-tax) annually through the consolidation of overlapping activities. These expected savings are in addition to cost savings to be realized pursuant to plans previously announced by Upjohn and Pharmacia with respect to the rationalization of production facilities. Although no assurance can be given, management estimates that in excess of 85% of the synergies will be realized by the end of 1996 with full year effect in 1997. Cost reductions will come from both companies and will be spread throughout the geographic regions in which the Company will conduct business. It is currently anticipated that the total workforce reduction of the Company will involve over 4,000 positions.


     Through the combination of the sales and marketing organizations of Upjohn and Pharmacia, the Company expects to be in a position to maximize sales of existing and new products in the U.S., Europe and Japan. Although no assurances can be given, the Company expects to achieve operating margins in excess of 25% by 1998.

     The extent to which cost savings and revenue growth will be achieved is dependent upon various factors beyond the Company's control, including the regulatory environment, economic conditions and unanticipated changes in business conditions. Therefore, no assurance can be given with respect to the ultimate level of cost savings or revenue growth to be realized, or that such savings and growth will be realized within the timeframes currently anticipated.


     The Company also anticipates that in connection with the Combination it will incur restructuring charges of approximately $500 million through 2000, with approximately $200 million incurred in 1995. No assurance can be given, however, as to the timing of the incurrence of such charges or that additional unexpected costs will not be incurred.

                           THE UPJOHN SPECIAL MEETING

GENERAL


     This Prospectus is being furnished to holders of Upjohn Common Stock and Upjohn Preferred Stock by the Upjohn Board in connection with the solicitation of proxies by the Upjohn Board for use at the Upjohn Special Meeting of Stockholders of Upjohn to be held at 10:00 a.m., local time, on Tuesday, October 17, 1995 at the Radisson Plaza Hotel, 100 West Michigan Avenue, Kalamazoo, Michigan, and at any adjournments or postponements thereof. This Prospectus and the accompanying form of proxy are first being mailed to Upjohn stockholders on or about September 18, 1995.



     PHARMACIA STOCKHOLDERS ARE NEITHER BEING ASKED TO VOTE, NOR WILL THEY BE PERMITTED TO VOTE, AT THE UPJOHN SPECIAL MEETING. HOLDERS OF PHARMACIA SECURITIES WILL PARTICIPATE IN THE COMBINATION PURSUANT TO THE OFFER. SEE "THE U.S. OFFER TO PURCHASE."


MATTERS TO BE CONSIDERED AT THE UPJOHN SPECIAL MEETING AND BOARD OF DIRECTORS' RECOMMENDATION

     At the Upjohn Special Meeting, holders of Upjohn Common Stock and Upjohn Preferred Stock will consider and vote upon (i) a proposal to adopt the Combination Agreement and (ii) such other business as may properly be brought before the Upjohn Special Meeting or any adjournments or postponements thereof. THE UPJOHN BOARD BELIEVES THAT THE TERMS OF THE COMBINATION AGREEMENT ARE FAIR TO, AND IN THE BEST INTEREST OF, UPJOHN AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT UPJOHN STOCKHOLDERS VOTE FOR ADOPTION OF THE COMBINATION AGREEMENT.

VOTING AT THE UPJOHN SPECIAL MEETING


     The Upjohn Board has fixed the close of business on September 18, 1995 as the record date for determining stockholders entitled to vote at the Upjohn Special Meeting (the "Record Date"). At the close of business on September 14, 1995, there were 171,669,344 shares of Upjohn Common Stock outstanding and entitled to vote at the Upjohn Special Meeting and held by approximately 44,919 holders of record, and 7,263 shares of Upjohn Preferred Stock outstanding and entitled to vote at the Upjohn Special Meeting. All of the outstanding shares of Upjohn Preferred Stock are held of record by the Plan, the Trustee of which has indicated that it intends to vote such shares either in favor of or against the adoption of the Combination Agreement as directed by the underlying beneficial owners and, with respect to shares as to which no directions are given or which have not been allocated to participant accounts either in favor of or against adoption of the Combination Agreement in the same proportions as shares as to which directions are given are voted. Each holder of Upjohn Common Stock outstanding on the Record Date is entitled to one vote for each share so held, and the Trustee is entitled to 1,000 votes for each share of Upjohn Preferred Stock so held, which votes are exercisable in person or by properly executed and delivered proxy at the Upjohn Special Meeting. A quorum will be deemed present at the Upjohn Special Meeting if the holders of at least a majority of the aggregate number of shares of Upjohn Common Stock and Upjohn Preferred Stock outstanding on the Record Date and entitled to vote at the Upjohn Special Meeting are represented at the Upjohn Special Meeting in person or by a properly executed and delivered proxy.



     The affirmative vote of a majority of the votes representing the outstanding shares of Upjohn Common Stock and Upjohn Preferred Stock (voting together as one class) is required to adopt the Combination Agreement. Directors and executive officers of Upjohn who, as of September 1, 1995, personally held or shared voting and/or dispositive power over 3,618,631 shares of Upjohn Common Stock, or approximately two percent of the Common Stock then outstanding, have indicated that they intend to vote or direct the vote of all the outstanding shares of Upjohn Common Stock over which they have voting control in favor of the adoption of the Combination Agreement and that they will recommend a vote for adoption with respect to shares as to which they are fiduciaries.

     The presence in person or by proxy at the Upjohn Special Meeting of a majority of the number of votes entitled to be cast is necessary to constitute a quorum for the transaction of business. Abstentions will be counted as present for purposes of determining whether a quorum is present. With respect to the proposal to adopt the Combination Agreement, abstentions will have the same effect as a vote against such proposal. Under the rules of the NASD and the NYSE, brokers who hold shares in street name for customers will not have the authority to vote on the proposal to adopt the Combination Agreement unless they receive specific instructions from beneficial owners. As a broker non-vote will be counted as present for purposes of determining the existence of a quorum, it will have the same effect as a vote against adoption of the Combination Agreement.

PROXIES

     If a stockholder does not attend the Upjohn Special Meeting, such stockholder may vote by proxy. A form of proxy for voting stock at the Upjohn Special Meeting is enclosed. All shares of Upjohn stock which are entitled to vote and are represented at the Upjohn Special Meeting by properly executed proxies received prior to or at the Upjohn Special Meeting, and not revoked, will be voted at the Upjohn Special Meeting in accordance with the instructions indicated on such proxies.

     IF NO INSTRUCTION IS SPECIFIED WITH RESPECT TO ADOPTION OF THE COMBINATION AGREEMENT, THE SHARES REPRESENTED BY AN EXECUTED PROXY WILL BE VOTED "FOR" THE ADOPTION OF THE COMBINATION AGREEMENT. IF ANY OTHER BUSINESS IS PROPERLY PRESENTED AT THE UPJOHN SPECIAL MEETING, THE PROXY WILL BE VOTED BY THE PROXY HOLDERS IN THEIR DISCRETION, TAKING INTO ACCOUNT ANY RECOMMENDATIONS OF MANAGEMENT OF UPJOHN.

     Any proxy given pursuant to this solicitation may be revoked by the person giving such proxy at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Upjohn, at or before the taking of the vote at the Upjohn Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Upjohn before the taking of the vote at the Upjohn Special Meeting or (iii) attending the Upjohn Special Meeting and voting in person (although attendance at the Upjohn Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to the Upjohn Company, 7000 Portage Road, Kalamazoo, Michigan 49001, Attention:
Secretary, or hand delivered to the Secretary of Upjohn, at or before the taking of the vote at the Upjohn Special Meeting.


     All expenses of this solicitation will be borne by Upjohn provided that the costs of preparing and mailing this Prospectus will be borne equally by Upjohn and Pharmacia. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Upjohn in person or by telephone or other means of communication. Such directors, officers and employees will not be separately compensated, but they may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. The Company has retained D.F. King & Co., Inc., at an estimated cost of $20,000 plus reimbursement of expenses, to assist in its solicitation of proxies from brokers, nominees, institutions and individuals. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and the Company will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.


  UPJOHN STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY
                                     CARDS.

                                   THE MERGER

     The following is a summary of the terms of the proposed Merger. This description is qualified in its entirety by reference to the terms of the Combination Agreement, a copy of which is attached as Annex A hereto and which is incorporated herein by reference.

REASONS FOR THE MERGER AND UPJOHN BOARD RECOMMENDATION

     THE UPJOHN BOARD BELIEVES THAT THE TERMS OF THE COMBINATION AGREEMENT ARE FAIR TO, AND IN THE BEST INTEREST OF, UPJOHN AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE UPJOHN STOCKHOLDERS VOTE FOR ADOPTION OF THE COMBINATION AGREEMENT.

     The Upjohn Board believes that the Merger offers the unique opportunity to combine two already successful and financially sound companies to form the Company, which will have the financial strength, product base, critical mass in research and worldwide market reach to excel in the rapidly changing and increasingly competitive global pharmaceutical industry. The Upjohn Board considered the significant benefits associated with combining Upjohn's and Pharmacia's pharmaceutical businesses in light of the Upjohn Board's belief that the Combination represents an excellent fit of the two companies' respective strategic advantages in pharmaceutical research, crucial therapeutic areas and key geographic markets in North America, Europe and Japan.

     In arriving at its determination, the Upjohn Board considered a number of factors, including the opinion of Goldman Sachs, financial advisor to Upjohn, described herein. See "The Combination -- Reasons for the Combination; Boards' Recommendations" and " -- Fairness Opinions."

EFFECT OF THE MERGER

     Upon consummation of the Merger, Merger Sub will be merged with and into Upjohn, Upjohn will become a wholly owned subsidiary of the Company, and the separate corporate existence of Merger Sub will cease.

CONVERSION OF STOCK


     Upon consummation of the Merger, (i) each outstanding share of Upjohn Common Stock (other than shares owned by Upjohn as treasury stock and shares owned by Pharmacia or by any subsidiary of Upjohn or Pharmacia, all of which will be cancelled) will be converted into the right to receive 1.45 shares of New Common Stock (the "Exchange Ratio") with the result that all of the outstanding shares of Upjohn Common Stock will be converted collectively into approximately 248.9 million shares of New Common Stock, (ii) each outstanding share of Upjohn Preferred Stock (other than dissenting shares and shares owned by Upjohn as treasury stock, all of which will be cancelled) will be converted into the right to receive one share of New Preferred Stock, with the result that all of the outstanding shares of Upjohn Preferred Stock will be converted collectively into the right to receive approximately 7,263 shares of New Preferred Stock and (iii) each outstanding share of Merger Sub common stock will be converted into the right to receive one share of common stock of Upjohn as the surviving corporation. Upon consummation of the Merger, all shares of Upjohn Common Stock and Upjohn Preferred Stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any shares of Upjohn Common Stock or Upjohn Preferred Stock will cease to have any rights with respect thereto, except the right to receive the shares of New Common Stock or New Preferred Stock, as the case may be, and, if applicable, cash in lieu of fractional shares of New Common Stock to be issued in consideration therefor upon the surrender of such certificate, without interest. Fractional shares of New Common Stock will not be issuable in connection with the Merger. Holders of Upjohn Common Stock otherwise entitled to a fractional share will be paid the value of such fraction in cash, as described below under "Fractional Shares." All shares of New Common Stock owned by Pharmacia and Upjohn immediately prior to the Combination will be cancelled immediately upon consummation of the Combination. The New Preferred Stock is identical to the Upjohn

Preferred Stock in all respects except for the conversion ratio, which has been adjusted in light of the Exchange Ratio.

FRACTIONAL SHARES

     No fractional shares will be issued upon the surrender for exchange of the certificates representing Upjohn Common Stock, and any fractional share interest held after the Merger will not entitle such owner to vote or to any other rights of a stockholder of the Company. The holders of such fractional share interests will be paid an amount in cash representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of the aggregate of the fractions of shares of New Common Stock attributable to such holders' fractional share interests (the "Upjohn Excess Shares"). Until the net proceeds of the sales of the Upjohn Excess Shares are distributed to the holders of the fractional share interests, the Exchange Agent will hold such proceeds in trust on behalf of the holders of such fractional share interests. Such proceeds (without interest) will be paid in lieu of fractional shares to the holders of the fractional share interests as soon as practicable after the Exchange Agent determines the portion of the proceeds to which each such holder is entitled.

EXCHANGE PROCEDURES


     From and after the Effective Time, (i) certificates representing shares of Upjohn Common Stock (the "Upjohn Certificates") will be deemed to represent solely the right to receive 1.45 shares of New Common Stock for each share of Upjohn Common Stock evidenced by such Upjohn Certificates and (ii) certificates representing shares of Upjohn Preferred Stock will be deemed to represent solely the right to receive one share of New Preferred Stock for each share of Upjohn Preferred Stock evidenced by such certificates.


     Promptly after the Effective Time, the Company will send or will cause the Exchange Agent to send a form of Merger Letter of Transmittal to each holder of record of Upjohn Common Stock at the Effective Time, advising such holder of the procedures for surrendering to the Exchange Agent any Upjohn Certificate for exchange. If payment is to be made to a person other than the person in whose name an Upjohn Certificate is registered, it will be a condition of such exchange that the Upjohn Certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment either pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a person other than the registered holder or establish to the satisfaction of the Exchange Agent that such tax either has been paid or is not payable.

     Each holder of Upjohn Common Stock, upon surrender to the Exchange Agent of one or more Upjohn Certificates for cancellation, together with a properly executed Merger Letter of Transmittal, will be entitled to receive certificates evidencing the number of full shares of New Common Stock to be issued in respect of the number of such shares of Upjohn Common Stock, and cash in lieu of fractional shares pursuant to the terms of the Combination Agreement, together with any dividends or other distributions to which such stockholder is entitled. No dividends or other distributions, if any, payable to holders of New Common Stock will be paid to the holders of any Upjohn Certificates until such Upjohn Certificates are surrendered. Upon surrender of such Upjohn Certificates, all dividends and distributions which shall have become payable with respect to the New Common Stock in respect of a record date after the Effective Time will be paid (without interest) to the holder of record of the full shares of New Common Stock issued in exchange for the shares of Upjohn Common Stock represented by such Upjohn Certificates.

     After the Effective Time, there will be no further transfers of Upjohn Common Stock on the stock transfer books of Upjohn. If an Upjohn Certificate is presented for transfer, it will be marked cancelled and a certificate representing the appropriate number of full shares of New Common Stock will be exchanged therefor, together with cash in lieu of fractional shares and any dividends and distributions payable with respect to such shares of New Common Stock.

     The Company will not be liable to any holder of Upjohn Common Stock for any securities delivered to a public official pursuant to applicable abandoned property laws. From and after three years following the Effective Time (or such earlier date immediately prior to such time as the securities would otherwise escheat to become property of any government entity) the Company will no longer have any obligation to issue shares of New Common Stock in respect of which no Upjohn Certificate has been surrendered and to the extent permitted by law the Company will not be liable to any holder of Upjohn Common Stock in respect thereof.

     As promptly as practicable after the Effective Time, Upjohn will cause the Plan to surrender to the Company all certificates representing shares of Upjohn Preferred Stock in exchange for certificates representing shares of New Preferred Stock, together with any dividends or other distributions to which the Plan is entitled.

     UPJOHN STOCKHOLDERS SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED A FORM OF MERGER TRANSMITTAL LETTER. UPJOHN STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

EFFECTIVE TIME; CONDITIONS


     The Merger will become effective when a Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with the procedures set forth in sec.103 of the DGCL, or at such later time as is specified in the Certificate of Merger (the "Effective Time"). The Merger is conditioned upon, among other things, the satisfaction or, if permissible, waiver of the Combination Conditions. The Effective Time is expected to occur promptly after the requisite stockholder approval has been obtained at the Upjohn Special Meeting and all other Combination Conditions have been satisfied or, if permissible, waived. See "The Combination Agreement -- Termination or Amendment of the Combination Agreement."


INTERESTS OF CERTAIN PERSONS IN THE COMBINATION

     In considering the recommendations of the Upjohn Board, stockholders should be aware that certain members of management and of the Upjohn Board have certain interests in the Merger that are in addition to the interests of stockholders generally.

  Severance Agreements

     Upjohn maintains Severance Agreements with 20 officers, including each of its executive officers. It is expected that for most of such executive officers the Severance Agreements will be superseded by employment and severance agreements with the Company, which will be similar to the existing Severance Agreements. In the event the Severance Agreements are not superseded, the Merger would result in a change in control under such agreements. Upon a termination of the executive's employment by Upjohn without cause or a termination by the executive for "good reason" (including a material adverse change in duties, responsibilities, status, titles or offices; a reduction in base salary or failure to continue employee benefit programs; a relocation of employment; or more burdensome travel requirements) within the two-year period following a change in control, the executive would receive pursuant to his or her Severance Agreement (i) a lump sum cash amount equal to 2.5 times (A) the executive's highest annual rate of base salary during the 12 months prior to employment termination and (B) the highest amount earned pursuant to any Upjohn annual bonus plan during the three-year period immediately preceding the year of the change in control and (ii) continued welfare plan insurance coverage for up to 30 months. If all of the Severance Agreements remained in effect and the executive officers were terminated following a change in control, the executive officers would receive aggregate payments equal to approximately $25.4 million, plus any amounts required to reimburse the executives on an after-tax basis for applicable excise taxes under Section 4999 of the Code.

  Stock Options and Other Awards

     The Merger will result in all outstanding Stock Options under the Upjohn 1992 Stock Option Plan becoming fully exercisable (other than Stock Options held by officers subject to Section 16 of the Exchange Act) and being converted into options to acquire, under the same terms and conditions as were applicable under such Stock Options, such number of shares of New Common Stock as the holder of such Stock Options would have been entitled to receive pursuant to the Merger had such holder exercised such Stock Options in full immediately prior to the Effective Time, at a price per share of New Common Stock equal to the per share Stock Option exercise price divided by the Exchange Ratio. Unexercisable Stock Options held by officers of Upjohn subject to Section 16 of the Exchange Act will be converted into options for New Common Stock, but will not become exercisable as a result of the Merger unless the employment of such officer terminates other than for cause prior to the Stock Option otherwise becoming exercisable. The Upjohn 1992 Stock Option Plan has been amended to eliminate the automatic Stock Option cash-out provision upon the Merger. The Incentive and Compensation Committee of the Upjohn Board (the "Compensation Committee") has taken action to provide that each outstanding Stock Option as of the Merger shall, upon the holder's termination of employment, remain exercisable until the earlier of the maximum five- or three-year period from such termination permitted by the Stock Option grant or the expiration of the Stock Option's original term.


     Certain executive officers of Upjohn hold restricted shares of Upjohn Common Stock, the restrictions upon which will lapse as a result of the Merger. See "Description of Upjohn -- Beneficial Ownership of Upjohn Common Stock."

     Upjohn's Incentive Compensation Plan of 1992 has been amended to eliminate the automatic payment of deferred awards upon the Merger. The Compensation Committee has taken action to provide that upon the Merger all outstanding deferred awards will be vested and nonforfeitable.

     In the event the employment of an executive officer is terminated during the calendar year following the Merger, such executive officer would receive a pro rata annual bonus for such year. In the event employment is terminated without cause within two years following the Merger, performance share awards held by such executive shall remain outstanding.

  Employee Benefits


     The Upjohn Retirement Plan has been amended to eliminate automatic vesting of benefits upon the Merger. Participants will vest in their benefits in the event of a termination of employment (without cause) during the two-year period following the Merger.


     The Upjohn Employee Savings Plan has been amended to eliminate automatic vesting of account balances upon the Merger. Participants will vest in their account balances in the event of a termination of employment (without cause) during the two-year period following the Merger.

APPRAISAL RIGHTS

     Holders of Upjohn Common Stock are not entitled to dissenters' appraisal rights under the DGCL in connection with the Merger.

     If the Merger is effected, the Trustee, as the sole holder of record of the Upjohn Preferred Stock, will be entitled to have the "fair value" of the shares of Upjohn Preferred Stock not voted in favor of adoption of the Combination Agreement judicially determined as of the Effective Time (exclusive of any element of value arising from the consummation or expected consummation of the Merger) and paid to the Trustee by Upjohn following the Merger, assuming that the Trustee complies with, and perfects the statutory appraisal rights under,
Section 262 of the DGCL. The following is a brief summary of Section 262, setting forth the procedures for dissenting from the Merger and demanding such statutory appraisal rights. This discussion is qualified in its entirety by reference to the text of Section 262, which is hereby incorporated by reference in this Prospectus and is attached hereto as Annex D.

     In order to exercise appraisal rights, the Trustee must satisfy all the following conditions: First, it must file a written demand for appraisal with Upjohn within 20 days after the date of mailing of a notice from Upjohn to the effect that the Effective Date has occurred or will occur and that appraisal rights are available (which notice shall be mailed by Upjohn either before the Effective Date or within 10 days thereafter). It is currently anticipated that the Merger will be consummated in or around November 1995. This Prospectus is being mailed to the Trustee as the sole holder of record of Upjohn Preferred Stock to satisfy such notice requirements of Section 262. As a result, to exercise appraisal rights the Trustee must file a written demand with Upjohn within 20 days after the mailing of this Prospectus.

     Second, the Trustee must not have voted to approve the Combination Agreement with respect to those shares for which it will be demanding appraisal rights.

     Finally, the Trustee must execute (or have executed on its behalf) a demand for appraisal. The Trustee, as the sole holder of record of Upjohn Preferred Stock, may exercise its rights of appraisal with respect to the shares of stock so held for all or less than all of the shares of Upjohn Preferred Stock not voted in favor of the Combination Agreement. If appraisal rights are to be exercised as to less than all such shares, the written demand must set forth the number of shares of Upjohn Preferred Stock covered by such demand. If the Trustee fails to state the number of shares of Upjohn Preferred Stock as to which it is demanding appraisal rights, then the demand will be presumed to cover all such shares of Upjohn Preferred Stock.

     If the Trustee elects to exercise its appraisal rights, it should mail or deliver its written demand to The Upjohn Company, 7000 Portage Road, Kalamazoo, Michigan 49001, Attention: Secretary. The written demand for appraisal should specify the Trustee's full name and mailing address, the number of shares of Upjohn Preferred Stock owned and that the Trustee is thereby demanding appraisal of its shares of Upjohn Preferred Stock. A proxy or vote against the adoption of the Combination Agreement will not by itself constitute such a demand.

     Within 120 days after the Effective Time of the Merger, either Upjohn or the Trustee, if it has complied with the required conditions of Section 262, may file a petition in the Delaware Court of Chancery (the "Delaware Court") demanding a determination of the fair value of the shares of Upjohn Preferred Stock. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court will determine if the Trustee is entitled to appraisal rights and will appraise the shares of Upjohn Preferred Stock as to which appraisal rights were exercised, determining the fair value of such shares together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court is authorized to take into account all relevant factors.

     The cost of the appraisal proceeding may be determined by the Delaware Court and assessed against the parties as the Delaware Court deems equitable in the circumstances.

     If the Trustee demands appraisal in compliance with Section 262, it will not, after the Effective Time of the Merger, be entitled to vote for any purpose the shares of Upjohn Preferred Stock subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions, if any, payable at a date prior to the Effective Time.

     At any time within 60 days after the Effective Time of the Merger, the Trustee will have the right to withdraw its demand for appraisal and to accept the terms offered in the Merger. After this period, the Trustee may withdraw its demand for appraisal only with the written consent of Upjohn. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time of the Merger, the Trustee's rights to appraisal shall cease. The Company has no obligation to file such a petition. No petition timely filed in the Delaware Court demanding appraisal will be dismissed as to any stockholder, however, without approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

CERTAIN U.S. INCOME TAX CONSEQUENCES

     See "Tax Consequences of the Merger and the Offer -- United States Federal Income Tax Consequences -- Tax Consequences to Upjohn Stockholders," for a summary of the United States federal income tax consequences of the Merger.

                           THE U.S. OFFER TO PURCHASE

INTRODUCTION


     UPJOHN STOCKHOLDERS ARE NEITHER BEING ASKED TO, NOR WILL THEY BE PERMITTED TO, TENDER THEIR UPJOHN SHARES INTO THE OFFER. UPJOHN STOCKHOLDERS WILL PARTICIPATE IN THE COMBINATION PURSUANT TO THE MERGER. SEE "THE MERGER."


  General


     The Combination Agreement contemplates that the Company shall commence an offer to exchange for each outstanding Pharmacia Class A Common Share, each outstanding Pharmacia Class B Common Share and each outstanding ADS, one share of New Common Stock or one SDS. Such offer will be conducted in two parts, the U.S. Offer and the Swedish Offer. The U.S. Offer and the Swedish Offer will be on substantially the same terms and subject to the same conditions except that holders of Pharmacia Shares that are U.S. Persons will receive shares of New Common Stock pursuant to the U.S. Offer and holders of Pharmacia Shares that are not U.S. Persons will receive, at their option, either shares of New Common Stock or SDSs pursuant to the Swedish Offer. The U.S. Offer and the Swedish Offer are collectively referred to herein as the "Offer." The Swedish Offer will be made in accordance with the Recommendation. The Swedish Offer is not being made directly or indirectly in, or by use of the mails of, or by any means or instrumentality (including, without limitation, the mail, facsimile transmission, telex or telephone) of interstate or foreign commerce in, or any facilities of a national securities exchange of, the United States.



     ON AUGUST 20, 1995, THE BOARD OF DIRECTORS OF PHARMACIA DETERMINED, BY UNANIMOUS VOTE, THAT THE OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, PHARMACIA AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER.


     Under United States federal securities laws, Pharmacia is required to send its securityholders a statement setting forth its position with respect to the U.S. Offer, and file with the Commission a Schedule 14D-9 including such statement, within ten business days after the commencement of the U.S. Offer. Pharmacia filed its Schedule 14D-9 concurrently with the filing of the Schedule 14D-1 of the Company, Pharmacia and Upjohn. The Schedule 14D-9 contains the Pharmacia Board's unanimous recommendation that holders of Pharmacia Securities ACCEPT the Offer.


     The U.S. Offer is being made to holders of ADSs and to U.S. Persons who hold beneficially or of record Pharmacia Shares. Arrangements have been made so that the U.S. Offer may also be accepted by Canadian Persons. In connection with tenders of Pharmacia Securities, each holder tendering such securities into the U.S. Offer will be required to certify that such holder is either a U.S. Person or a Canadian Person. As used herein, the term "U.S. Person" has the meaning set forth in Regulation S promulgated under the Securities Act; the term "United States" means the United States of America including each of the 50 states and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction; and the term "Canadian Person" means any individual, corporation, partnership, trust or other entity resident in Canada, or any corporation, partnership, trust or other entity organized under or governed by the laws of Canada or any political subdivision thereof.



     In order to facilitate the making of the U.S. Offer, the Commission has issued an order (the "Commission Order") granting the Company certain relief with respect to certain of the Commission's rules pertaining to tender and exchange offers in the United States under the Exchange Act, particularly with respect to announcements of extensions and results of acceptances of tender and exchange offers, withdrawal rights and the timing of exchange for, or return of, tendered securities, as described herein.



     U.S. Offer. The Company hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the related Offer Letter of Transmittal, to exchange for (i) each outstanding Pharmacia Class A Common Share that is owned of record or beneficially by U.S. Persons, one share of New Common

Stock, (ii) each outstanding Pharmacia Class B Common Share that is owned of record or beneficially by U.S. Person, one share of New Common Stock, and (iii) each outstanding ADS, whether or not held by U.S. Persons, one share of New Common Stock (the "Offer Exchange Ratio").


     Conditions. The Offer is conditioned upon the satisfaction or, if permissible, waiver of the Combination Conditions. See Section 9 below.

     Compulsory Acquisition. As described in Section 8 below, the Offer is part of a plan for the Company to acquire the entire equity interest in Pharmacia. If, as a result of the Offer or otherwise, the Company acquires Pharmacia Securities representing more than 90 percent of the share capital of Pharmacia and voting rights of Pharmacia exercisable at a general meeting of stockholders of Pharmacia, the Company intends to contribute all of the Pharmacia Securities acquired in the Offer to Swedish Sub. Swedish Sub (and each remaining stockholder of Pharmacia) would have the right under Sections 31 through 35 of Chapter 14 of the Companies Act to commence a process leading to the Compulsory Acquisition. If this level is obtained by the Company as a result of the Offer or otherwise, the Company intends to cause Swedish Sub to exercise its right to effect the Compulsory Acquisition, unless the parties mutually agree that there is a more effective method of achieving the objectives of the Compulsory Acquisition (in which case such method will be used). The Compulsory Acquisition initiated by Swedish Sub will relate to all Pharmacia Securities.


     Absent an agreement between Swedish Sub and all remaining holders of Pharmacia Securities as to the price to be paid in the Compulsory Acquisition, the price will be set by an arbitration tribunal convened under, and subject to, the Companies Act. The tribunal will determine the price based on an evaluation of the Company. Under Sections 31 through 35 of Chapter 14 of the Companies Act, if an owner holding more than 90 percent of the share capital and voting rights in a company has acquired the majority of such share capital through a tender offer, there is a requirement that the compulsory acquisition price be the same as the value of the consideration paid in its offer for such share capital, unless there are special reasons for a different price. Where the consideration is shares, the tribunal typically determines the value of the bidder's shares in order to determine the price in the Compulsory Acquisition. No assurance can be given that the price to be paid for Pharmacia Securities in the Compulsory Acquisition would be equal to the value of the New Common Stock as of the Effective Time.


     After the arbitration tribunal has been constituted and if it confirms that Swedish Sub has the right to effect the Compulsory Acquisition, Swedish Sub will have the right to terminate the equity rights of the holders of Pharmacia Securities (other than Swedish Sub) upon posting appropriate security for payments to be made in connection with the Compulsory Acquisition. Interest is set by the tribunal, payable on the price finally determined, typically from the date of commencement of the Compulsory Acquisition process to the date of payment. The Company presently intends to cause Swedish Sub to post security and terminate equity rights pursuant to a Compulsory Acquisition as soon as reasonably practicable after it is legally permitted to do so. While no assurance can be given as to the interval of time between the commencement of the Compulsory Acquisition process and the posting of security, in other transactions this interval has typically ranged from four to eight months. Payment will be made after the tribunal has determined the price and may be withheld until any appeals from the decision of the tribunal have been resolved.


     Fees of Tendering Securityholders. Tendering stockholders of Pharmacia will not be obligated to pay brokerage fees or commissions. The Company will bear all charges and expenses of Morgan Stanley and Goldman Sachs, which are acting as dealer managers for the U.S. Offer on behalf of the Company (the "Dealer Managers"). The Company will bear all charges and expenses of Citibank, N.A. (the "Depositary") and D.F. King & Co., Inc., which is acting as information agent in the United States on behalf of the Company in connection with the U.S. Offer (the "Information Agent").



     ADS Facility. Citibank, N.A., which currently acts as the depositary bank for the ADSs (in such capacity, the "ADS Bank"), has advised the Company that, as of September 14, 1995, there were 12,773,234 ADSs outstanding, held of record by 78 ADS holders. Pharmacia has instructed the ADS Bank that from and after September 18, 1995, it should only deliver ADSs against deposits of Pharmacia Class A Common Shares by persons who certify to the ADS Bank in proper form that, among other things, they are either U.S. Persons or Canadian Persons. Requests for appropriate forms may be directed to the ADS Bank at Citibank, N.A., at 111 Wall Street, 5th Floor, ADR Department, telephone 1-800-422-2066.

     Canadian Holders. The New Common Stock has not been qualified for distribution under provincial securities laws in Canada. However, such laws provide exemptions in certain circumstances from normally applicable registration and prospectus requirements where securities as in the current instance are issued in connection with a takeover bid. Exemptions from otherwise applicable takeover bid requirements may be available either because offers are made to a limited number of persons in respect of a minimum number of shares and are prepared in accordance with the rules of the Commission or because of other exemptions available under the applicable securities laws of the various Canadian provinces. Holders of Pharmacia Securities that are Canadian Persons may tender their Pharmacia Securities into the U.S. Offer on the same basis as U.S. Persons, and, if they so desire, should complete the Offer Letter of Transmittal to do so. Exchanges of Pharmacia Securities for shares of New Common Stock with holders of Pharmacia Securities that are Canadian Persons will be made on the same basis as such exchanges with U.S. Persons. HOLDERS OF PHARMACIA SECURITIES THAT ARE CANADIAN PERSONS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE ON THE CANADIAN TAX IMPLICATIONS OF THE U.S. OFFER.

     Other. The New Common Stock that the Company hereby offers to exchange for Pharmacia Securities pursuant to this Prospectus has been registered under the Securities Act, and is described in detail, together with financial and other information concerning the Company, elsewhere in this Prospectus, which is included in the Registration Statement. Application will be made to list the New Common Stock on the NYSE, and the SDSs on the SSE, and the Company expects that New Common Stock will be quoted on SEAQ International. In addition, the Company will use its reasonable best efforts to secure a listing of the New Common Stock on the LSE.

     For additional information concerning the Company, see Section 6 below.

     THIS PROSPECTUS AND THE RELATED OFFER LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO ACCEPTING THE U.S. OFFER.


SECTION 1.  TERMS OF THE U.S. OFFER; NUMBER OF SHARES; EXPIRATION DATE



     General. Upon the terms and subject to the conditions set forth in the U.S. Offer, as may be amended or supplemented from time to time, the Company will, in connection with the U.S. Offer, accept for exchange, and exchange all outstanding Pharmacia Securities subject to the U.S. Offer that are validly tendered during the Offer Period and not withdrawn prior to the Expiration Date in accordance with the procedures set forth in Section 3 below. The term "Offer Period" shall mean the Initial Offer Period, the Interim Offer Period and, if applicable, the Final Offer Period. The term "Initial Expiration Date" shall mean 12:00 noon, New York City time on October 20, 1995, unless and until the Company extends the Initial Offer Period upon the termination of the Interim Offer Period or otherwise in accordance with the terms and conditions of the U.S. Offer, in which case the Initial Expiration Date shall mean the latest time and date at which the Initial Offer Period, as so extended, shall expire. During the Interim Offer Period, the Offer will continue to be extended to holders of Pharmacia Securities but withdrawal rights will not be available. If, at the end of the Interim Offer Period, it has been determined that the Minimum Condition has been satisfied or will be waived in accordance with the Combination Agreement, then, subject to the applicable regulations of the Commission and the SSE, the Company may determine to extend the Offer to the Final Expiration Date. If, at the end of the Interim Offer Period, the Minimum Condition is determined not to be satisfied, and the Company determines not to waive such condition, the Initial Offer Period will be extended in accordance with the terms and conditions of the U.S. Offer effective as of the last scheduled Initial Expiration Date, and the Initial Offer Period will expire on the next scheduled Initial Expiration Date. In the event that any of the Combination Conditions other than the Minimum Condition has not been satisfied or waived by the end of the Initial Offer Period, subject to the terms and conditions of the U.S. Offer, the U.S. Offer would be extended pending the satisfaction of, or a determination to waive any such condition and, during any such extension, withdrawal rights would be available to holders of Pharmacia Securities.

     NO ASSURANCE CAN BE GIVEN THAT THE COMPANY WILL EXTEND THE OFFER TO THE FINAL EXPIRATION DATE AND THAT PHARMACIA STOCKHOLDERS WILL HAVE AN OPPORTUNITY TO TENDER THEIR PHARMACIA SECURITIES INTO THE OFFER AFTER THE END OF THE INTERIM OFFER PERIOD.

     HOLDERS OF PHARMACIA SECURITIES WILL NOT HAVE THE RIGHT TO WITHDRAW THEIR PHARMACIA SECURITIES FROM THE OFFER DURING THE INTERIM OFFER PERIOD OR, IF APPLICABLE, THE FINAL OFFER PERIOD.

     The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offer Period for the U.S. Offer for any reason, including the occurrence of any of the events specified in the conditions set forth in Section 9 below, by giving oral or written notice of such extension to the Depositary. It is the current intention of the Company that the U.S. Offer will be extended if the Swedish Offer is similarly extended.

     Subject to the applicable rules and regulations of the Commission and the SSE, the Company also reserves the right, in its sole discretion, at any time, to (i) delay acceptance for exchange of and, regardless of whether any Pharmacia Securities have theretofore been accepted for exchange, delay delivery of shares of New Common Stock for any Pharmacia Securities tendered into the U.S. Offer pending receipt of any governmental or other regulatory approvals or other actions specified in "Risk Factors -- Regulatory Approvals," (ii) terminate the U.S. Offer and not accept for exchange any Pharmacia Securities upon the occurrence of any of the events specified in the conditions set forth in Section 9 below, and (iii) waive (to the extent permissible) any condition described in
Section 9 below, or otherwise amend the U.S. Offer in any respect, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof. Pharmacia and Upjohn may jointly cause the Company to take certain actions, including waiving any of the Combination Conditions. The Company has agreed to take all such actions if so directed.

     Without limiting the manner in which the Company may choose to make any public announcement, whether in connection with an extension, delay, termination, amendment or waiver of any of the terms of the U.S. Offer, and except as provided by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service. If such press release relates to an extension of the U.S. Offer, the Company shall issue such press release no later than 9:00 a.m. on the next business day after the scheduled termination of the U.S. Offer. For purposes of the U.S. Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     Other. The U.S. Offer is conditioned upon the satisfaction or, if permissible, waiver of the Combination Conditions. See Section 9 below.


     The Company will not accept for exchange any Pharmacia Securities tendered into the U.S. Offer and Swedish Offer during the Offer Period unless all Pharmacia Securities validly tendered into the U.S. Offer and Swedish Offer and not withdrawn prior to the Expiration Date are accepted for exchange.


     The Depositary has provided the Company with a list of record holders of ADSs for the purpose of disseminating the U.S. Offer to holders of ADSs. Pharmacia has arranged for the Company to obtain a list of holders of record of other Pharmacia Shares that have registered addresses in the United States or Canada and who are believed by Pharmacia to be U.S. Persons or Canadian Persons, as well as the names of foreign nominees that are believed to be holding ADSs or Pharmacia Shares on behalf of U.S. Persons or Canadian Persons. This Prospectus, the Offer Letter of Transmittal and other related materials will be mailed by the Company to such record holders and will be furnished by the Company to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on such lists for subsequent transmittal to beneficial owners of Pharmacia Securities, or who otherwise indicate to the Company that they are holding Pharmacia Securities for the benefit of U.S. Persons or Canadian Persons.

SECTION 2. PROCEDURES FOR TENDERING PHARMACIA SECURITIES


     General. In order for a holder of Pharmacia Securities to validly tender Pharmacia Securities pursuant to the U.S. Offer, an offer letter of transmittal (the "Offer Letter of Transmittal") or facsimile copy thereof, properly completed and duly executed, together with any other required documents to the Depositary specified therein and, in the case of holders of ADSs only, certificates evidencing tendered ADSs, must be received by the Depositary at one of its addresses set forth on the back cover of this Prospectus prior to the Expiration Date. In order for a holder of ADSs to validly tender such ADSs either (a) the Offer Letter of Transmittal and other required documents, as described in the preceding sentence, must be delivered as described in the preceding sentence or (b) in the case of holders of ADSs tendering their ADSs pursuant to a book-entry transfer, an Agent's Message (as defined below) and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Prospectus, and either certificates representing such ADSs must be received by the Depositary at one of such addresses or be delivered pursuant to the procedures for book-entry transfer set forth below and a confirmation thereof must be received by the Depositary, in each case prior to the Expiration Date or (c) such holder must comply with the Guaranteed Delivery Procedures (as defined below).



     ANY STOCKHOLDER WHOSE PHARMACIA SECURITIES ARE REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH PERSON IF SUCH STOCKHOLDER DESIRES TO TENDER SUCH PHARMACIA SECURITIES.


     In order to accept the U.S. Offer, a holder of Pharmacia Shares will need to certify that such holder is either a U.S. Person or a Canadian Person, or is holding such Pharmacia Shares on behalf of a U.S. Person or Canadian Person. Holders of ADSs do not need to make such certification in order to accept the U.S. Offer.


     THE METHOD OF DELIVERY OF CERTIFICATES REPRESENTING ADSS AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY (AS DEFINED BELOW), IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.



     If certificates for ADSs are forwarded separately to the Depositary, a properly completed and duly executed Offer Letter of Transmittal (or a facsimile copy thereof) must accompany each such delivery.


     Book-Entry Transfer. THE FOLLOWING PROCEDURES ARE AVAILABLE ONLY TO HOLDERS OF ADSS, AND ARE NOT AVAILABLE TO HOLDERS OF PHARMACIA SHARES. The Depositary will establish accounts with respect to the ADSs at The Depository Trust Company, the Midwest Securities Trust Company and the Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") for purposes of the U.S. Offer, within two business days after the date of this Prospectus. Any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make book-entry deliveries of ADSs by causing such Book-Entry Transfer Facility to transfer such ADSs into the Depositary's account at such Book-Entry Transfer Facility in accordance with that Book-Entry Transfer Facility's procedure for such transfer. Although delivery of ADSs may be effected through book-entry transfer at the Book-Entry Transfer Facilities, the Offer Letter of Transmittal (or facsimile copy thereof), properly completed and duly executed, together with any required signature guarantees and any other required documents and an Agent's Message, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Prospectus prior to the Expiration Date, or the tendering stockholder must comply with the Guaranteed Delivery Procedures described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     The confirmation of a book-entry transfer of ADSs into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering ADSs that such participant has received and agrees to be bound by the terms of the Offer Letter of Transmittal and that the Company may enforce such agreement against the participant.


     Signature Guarantees. No signature guarantee is required on Offer Letters of Transmittal if Pharmacia Securities are tendered (a) by a registered holder of Pharmacia Securities that has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Offer Letter of Transmittal or (b) for the account of financial institutions (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the New York Stock Exchange Medallion Program (an "Eligible Institution"). In all other cases, all signatures on the Offer Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Offer Letter of Transmittal. If the certificates for ADSs are registered in the name of a person other than the signer of the Offer Letter of Transmittal, or if exchange is to be made with, or if the certificates for New Common Stock to be issued pursuant to the U.S. Offer are to be issued to, or if the certificates for ADSs not accepted for exchange or not tendered are to be returned to, a person other than the registered owner(s) of ADSs so surrendered, then the certificates for ADSs so tendered must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear on the certificates for ADSs, with the signature(s) on such certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Offer Letter of Transmittal.



     Guaranteed Delivery. THE FOLLOWING PROCEDURES ARE AVAILABLE ONLY TO HOLDERS OF ADSS AND ARE NOT AVAILABLE TO HOLDERS OF PHARMACIA SHARES. If a holder of ADSs desires to tender ADSs pursuant to the U.S. Offer and such holder's certificates are not immediately available, or the procedures for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such ADSs may nevertheless be tendered, provided all the following conditions are satisfied (the "Guaranteed Delivery Procedures"):


          (a) such tender is made by or through an Eligible Institution;

          (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company is received by the Depositary, as provided below, prior to the Expiration Date; and


          (c) the certificates for all tendered ADSs (or, in the case of book-entry transfer of any ADSs into the Depositary's account at a Book-Entry Transfer Facility, an Agent's Message and timely Book-Entry Confirmation as described above), in proper form for transfer, in each case, together with an Offer Letter of Transmittal (or facsimile copy thereof) properly completed and duly executed, with any required signature guarantees and any other documents required by the Offer Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.


     The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.


     Notwithstanding any other provision hereof, delivery of the New Common Stock accepted for exchange pursuant to the U.S. Offer will in all cases be made only after timely receipt by the Depositary of certificates evidencing such ADSs (or timely Book-Entry Confirmation with respect to such ADSs), and an Offer Letter of Transmittal (or facsimile copy thereof) properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message and any other required documents.


     The valid tender of Pharmacia Securities pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the U.S. Offer.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Pharmacia Securities will be determined by the Company with respect to the

U.S. Offer, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders determined by it not to be in proper form, or the acceptance for exchange of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in the tender of any Pharmacia Securities. No tender of Pharmacia Securities will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Company, the Depositary, the Information Agent, the Dealer Managers or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The interpretation by the Company of the terms and conditions of the U.S. Offer (which includes the Offer Letter of Transmittal and the instructions thereto) will be final and binding.


     If the Offer Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Depositary, proper evidence satisfactory to the Depositary of their authority to so act must be submitted.


     Other Requirements. By executing the Offer Letter of Transmittal, a tendering stockholder will irrevocably appoint designees of the Company as such stockholder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Offer Letter of Transmittal, to the full extent of such stockholder's rights with respect to Pharmacia Securities tendered by such stockholder and accepted for exchange by the Company in respect of the U.S. Offer and with respect to any and all other Pharmacia Securities or other securities issued or issuable in respect of such Pharmacia Securities on or after the date hereof. All such proxies shall be considered coupled with an interest in the tendered Pharmacia Securities. Such appointment will be effective when, and only to the extent that, the Company accepts such Pharmacia Securities for exchange pursuant to the U.S. Offer. Upon such acceptance for exchange, all prior proxies given by such stockholder will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The designees of the Company will be empowered to exercise all voting and other rights of such stockholder as the Company, in its sole discretion, may deem proper at any annual or special meeting of Pharmacia's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Company reserves the right to require that, in order for Pharmacia Securities to be deemed validly tendered, immediately upon their exchange for such New Common Stock, the Company must be able to exercise full voting rights with respect to such Pharmacia Securities.


     The acceptance of Pharmacia Securities by the Company pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions applicable to the U.S. Offer.


SECTION 3. WITHDRAWAL RIGHTS


     The Company acknowledges that Rule 14d-7 under the Exchange Act provides that stockholders of a company that is the subject of an exchange offer who have tendered their shares of such company's stock have the right to withdraw such tendered shares at any time during the pendency of the exchange offer. However, pursuant to the Commission Order, the Commissioner has granted the Company certain relief from the provisions of Rule 14d-7. Tenders of Pharmacia Securities in the U.S. Offer are irrevocable, except as otherwise provided in this section. During the Initial Offer Period, Pharmacia Securities tendered pursuant to the U.S. Offer may be withdrawn pursuant to the procedures set forth below at any time during the Initial Offer Period (or any extension thereof). HOLDERS OF PHARMACIA SECURITIES WILL NOT HAVE WITHDRAWAL RIGHTS DURING ANY INTERIM OFFER PERIOD OR, IF APPLICABLE, THE FINAL OFFER PERIOD.


     To be effective, a written notice of withdrawal or a telegraphic or facsimile transmission thereof must be timely received by the Depositary at one of its addresses set forth on the back cover of this Prospectus and must specify the name of the person having tendered Pharmacia Securities to be withdrawn, the number and type of Pharmacia Securities to be withdrawn and (if certificates have been tendered) the name of the registered holder of Pharmacia Securities, if different from the name of the person who tendered Pharmacia

Securities. If certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Pharmacia Securities, the identification numbers shown on such certificates must be submitted and, unless Pharmacia Securities evidenced by such certificates have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If ADSs have been delivered pursuant to the procedures for book-entry transfer set forth in Section 2 above any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Pharmacia Securities and otherwise comply with such Book-Entry Transfer Facility's procedures.

     Withdrawals of tendered Pharmacia Securities may not be rescinded, and any Pharmacia Securities properly withdrawn will thereafter be deemed not validly tendered for the purposes of the U.S. Offer. However, withdrawn Pharmacia Securities withdrawn during the Initial Offer Period may be re-tendered by following one of the procedures described in Section 2 above at any time during the Offer Period.

     All questions as to the validity (including time of receipt) of notices of withdrawal with respect to the U.S. Offer will be determined by the Company in its sole discretion, whose determination will be final and binding. None of the Company, the Depositary, the Dealer Managers, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

SECTION 4. ACCEPTANCE FOR EXCHANGE; DELIVERY OF NEW COMMON STOCK

     Upon the terms and subject to the conditions of the U.S. Offer (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for exchange, and will exchange, as promptly as practicable after the Expiration Date, all Pharmacia Securities validly tendered into the U.S. Offer prior to the Expiration Date and not withdrawn in accordance with the procedures set forth in Section 3 above. Subject to applicable rules of the Commission, the Company expressly reserves the right to delay acceptance for exchange of, or delivery of any consideration for, Pharmacia Securities tendered into the U.S. Offer pending receipt of any governmental or other regulatory approvals, orders or actions specified in "Risk Factors -- Regulatory Approvals."


     In all cases, exchange for Pharmacia Securities accepted for exchange pursuant to the U.S. Offer will be made only after timely receipt by the Depositary of an Offer Letter of Transmittal (or facsimile copy thereof) properly completed and duly executed (together with any required signature guarantees or, in the case of a book-entry transfer of ADSs, an Agent's Message) and any other documents required by the Offer Letter of Transmittal and, in the case of ADSs, certificates evidencing such ADSs (or a timely Book-Entry Confirmation with respect to such ADSs).


     For purposes of the U.S. Offer, the Company will be deemed to have accepted for exchange, and thereby acquired, Pharmacia Securities validly tendered to it pursuant to the U.S. Offer and not withdrawn as, if and when the Company gives oral or written notice to the Depositary of its acceptance for exchange of such Pharmacia Securities tendered pursuant to the U.S. Offer.


     In accordance with customary Swedish practice regarding determining the level of acceptances of the Swedish Offers, it is anticipated that the Company will be unable to announce the level of acceptances of the U.S. Offer until the end of the Interim Offer Period, ten business days after the end of the Initial Offer Period or any extension thereof. The Company acknowledges that Rule 14e-1(c) under the Exchange Act provides that an offeror must pay the consideration offered or return the securities deposited by, or on behalf of, securityholders promptly after the termination or withdrawal of an offer. However, pursuant to the Commission Order, the Commission has granted the Company certain relief from the provisions of Rule 14e-1(c). If, after determination of the results of the Offer following the end of the Interim Offer Period, it is determined that the Minimum Condition has not been satisfied and will not be waived, and the Company determines to withdraw the Offer, all tendered securities will be returned promptly thereafter to the holders thereof. In accordance with the customary practice for tender and exchange offers in Sweden, in the event the Offer is consummated, the certificates for shares of New Common Stock to be delivered to holders of Pharmacia Securities pursuant to the terms of the Offer will, however, not be made available to tendering stockholders whose Pharmacia Securities have been accepted for exchange until approximately one week after the Expiration Date. Accordingly, if the Offer is not extended following the expiration of the Interim Offer Period, which will expire on or around November 3, 1995 (the tenth business day after the Initial Expiration
Date), the Company expects to make such certificates available to tendering stockholders on or around November 8, 1995. In the event that the Offer is extended, such certificates are expected to be made available approximately one week after the Expiration Date, as so extended. Delivery of the certificates for shares of New Common Stock due to tendering stockholders will be made by deposit with the Depositary of such certificates, and the date of such delivery shall be the date such certificates are deemed to have been made available to tendering stockholders for purposes of the U.S. Offer. The Depositary will act as agent for tendering stockholders for the purpose of receiving the certificates for New Common Stock from the Company and transmitting the same to tendering stockholders.



     The Company acknowledges that Rule 14e-1(d) under the Exchange Act provides that an extension must be accompanied by a public announcement, which shall include disclosure of the approximate number of securities deposited to date, issued by 9:00 a.m., Eastern time, on the next business day after the scheduled expiration date of the Offer. However, pursuant to the Commission Order, the Commission has granted the Company certain relief from the provisions of Rule 14e-1(d). In accordance with the customary practice in Sweden with respect to determining the level of acceptances in a Swedish exchange offer, it is anticipated the Company will not announce the level of acceptances of the U.S. Offer until approximately ten business days after the end of the Initial Offer Period as the same may be extended.



     If the Initial Offer Period is extended, the extension will be deemed to have commenced as of the previous Initial Expiration Date and, accordingly, shall include the Interim Offer Period. Consequently, Pharmacia Securities tendered during an Interim Offer Period ending with an announcement of an extension of the Offer will be deemed to be validly tendered and, subject to the terms and conditions of the U.S. Offer, accepted for exchange. During any extension, all Pharmacia Securities previously tendered and not withdrawn will remain subject to the U.S. Offer into which such Pharmacia Securities were originally tendered, subject to the available rights of a tendering stockholder to withdraw such holder's Pharmacia Securities. See Section 3 above.


     If the Company is delayed in its acceptance for exchange of, or issuance of New Common Stock in exchange for, Pharmacia Securities or is unable to accept for exchange, or issue New Common Stock in exchange for, Pharmacia Securities pursuant to the U.S. Offer for any reason, then, without prejudice to the rights of the Company with respect to the U.S. Offer under this Prospectus (but subject to compliance with applicable rules of the Commission), the Depositary may nevertheless, on behalf of the Company, retain tendered Pharmacia Securities, subject to withdrawal rights as described in Section 3 above. Under no circumstances will interest be paid, nor will any additional New Common Stock be issued, by the Company, regardless of any delay in making such exchange.


     If any tendered Pharmacia Securities are not accepted for exchange or exchanged for any reason, in the case of ADSs, the certificates evidencing any such ADSs will be returned, without expense to the tendering stockholder (or, in the case of ADSs delivered by book-entry transfer of such ADSs into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 2 above, will be credited to an account maintained at the appropriate Book-Entry Transfer Facility), as promptly as practicable after the Expiration Date or termination of the U.S. Offer.



SECTION 5. CERTAIN U.S. INCOME TAX CONSEQUENCES


     See "Tax Consequences of the Merger and the Offer -- United States Federal Income Tax Consequences -- Tax Consequences to Pharmacia Stockholders" for a summary of the United States federal income tax consequences to Pharmacia stockholders that are U.S. Persons.

SECTION 6. CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company does not own of record any Pharmacia Securities and, except as otherwise stated in this Prospectus (i) there have not been any contacts, transactions or negotiations between the Company, any of its subsidiaries or, to the best knowledge of the Company, any of the directors or executive officers of Upjohn, Pharmacia or the Company, on the one hand, and Pharmacia or any of its directors, officers or affiliates, on the other, concerning a merger, consolidation, or acquisition; a tender offer or other acquisition of securities; an election of directors; or a sale or other transfer of a material amount of assets, (ii) there are no current or proposed material contracts, arrangements, understandings or relationships between the Company, its controlling persons or subsidiaries or, to the best knowledge of any of the persons listed in Schedule A or B hereto, on the one hand, and Pharmacia or any of its controlling persons, subsidiaries, executive officers, or directors, on the other, and (iii) neither the Company nor, to the best knowledge of the Company, any of the persons listed in Schedule A or B hereto has any contract, arrangement, understanding or relationship with any person with respect to any Pharmacia Securities. See "Description of the Company -- Directors and Executive Officers," "Description of Upjohn -- Directors and Executive Officers" and "Description of Pharmacia -- Directors and Executive Officers."


SECTION 7. PURPOSE OF THE COMBINATION; PLANS FOR PHARMACIA

     Holders of Pharmacia Securities do not have appraisal rights as a result of the U.S. Offer and will not be entitled to payments other than pursuant to the U.S. Offer and the Compulsory Acquisition. See "Summary -- The Offer and the Compulsory Acquisition."

     If for any reason the Compulsory Acquisition is not consummated, the Company will evaluate its other alternatives. Such alternatives could include purchasing additional Pharmacia Securities in the open market, in privately negotiated transactions, in another tender or exchange offer or otherwise, or taking no further action to acquire Pharmacia Securities. During the nine-month period following termination of the Offer, under the Recommendation any such additional purchases by the Company may not exceed the cash value of the Offer but thereafter could be at prices greater or less than, or equal to, the price to be paid for Pharmacia Securities in the U.S. Offer or the Swedish Offer, and could be for cash or other consideration.

     Rule 13e-3 under the Exchange Act applies to certain "going private" transactions and requires, among other things, that certain financial information concerning Pharmacia and certain information relating to the fairness of a proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation or such transaction. Rule 13e-3 may, under certain circumstances, apply to the Compulsory Acquisition or another business combination following the purchase of Pharmacia Securities pursuant to the Offer in which the Company seeks to acquire the remaining Pharmacia Securities not held by it. The Company believes that Rule 13e-3 will not apply to its participation in the Offer or to the Compulsory Acquisition.

SECTION 8. DIVIDENDS AND DISTRIBUTIONS

     If, on or after the date hereof, Pharmacia should split, combine or otherwise change any Pharmacia Securities or its capitalization, or disclose that it has taken any such action, then, without prejudice to the rights of the Company under Section 9 below, the Company may make such adjustments to the purchase price (or portion thereof), Offer Exchange Ratio and other terms of the U.S. Offer as it deems appropriate to reflect such split, combination or other change.

SECTION 9. CERTAIN CONDITIONS OF THE U.S. OFFER

     Notwithstanding any other term of the U.S. Offer, the Company shall not be required to accept for exchange or, subject to the procedures described in
Section 4 above, to issue the shares of New Common Stock in exchange for, any Pharmacia Securities tendered pursuant to the U.S. Offer, and may terminate or amend the U.S. Offer or postpone the acceptance of, or exchange for, Pharmacia Securities tendered pursuant thereto, unless the Combination Conditions shall have been satisfied or, if permissible, waived. The Combination Agreement provides that the Company will not waive any of the Combination Conditions without the prior written consent of both Upjohn and Pharmacia, and will waive any of the Combination Conditions if so directed by Upjohn and Pharmacia. See "The Combination Agreement -- Conditions to the Combination."

SECTION 10. FEES AND EXPENSES


     Morgan Stanley and Goldman Sachs are acting as dealer managers in the United States in connection with the U.S. Offer. Morgan Stanley is acting as financial advisor to Pharmacia with respect to the Combination. Goldman Sachs is acting as financial advisor to Upjohn with respect to the Combination. Neither Morgan Stanley nor Goldman Sachs will be paid any additional compensation in connection with services rendered as dealer managers. See "The
Combination -- Fairness Opinion."



     The Company has retained D.F. King & Co., Inc. to act as the Information Agent and Citibank, N.A. to act as Depositary in connection with the U.S. Offer. The Information Agent may contact stockholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, banks, trust companies and other nominee securityholders to forward the materials for the U.S. Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the United States federal securities laws.


     The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Managers and the Information Agent) for soliciting tenders of Pharmacia Securities pursuant to the U.S. Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customer mailing and handling expenses incurred by them in forwarding offering material of the Company to their clients.

SECTION 11. MISCELLANEOUS

     The U.S. Offer is not being made to (nor will tenders of Pharmacia Securities be accepted from or on behalf of) holders of Pharmacia Securities in any jurisdiction in which the making of the U.S. Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the U.S. Offer to be made by a licensed broker or dealer, the U.S. Offer is being made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

                                THE COMBINATION

BACKGROUND OF THE COMBINATION

     Over the past several years, Upjohn has explored a variety of strategies designed to position it for the next decade and beyond. Senior management has sought to build upon the strength of Upjohn's ethical pharmaceutical, over-the-counter and animal health businesses. In addition, Upjohn has sought to strengthen its position in its therapeutics businesses through licensing arrangements with other pharmaceutical companies, and has entered into a number of such arrangements. Upjohn also considered the possibility of a major joint venture with, acquisition of, or merger with, another pharmaceutical company to build upon Upjohn's resources and enable Upjohn to compete more effectively in the worldwide ethical pharmaceutical, over-the-counter and animal health markets. The Upjohn Board actively participated in the consideration of these strategic alternatives.


     Pharmacia's strategy has been to maintain and develop leading positions on a global basis in selected pharmaceutical and other health care market segments. In particular, Pharmacia has aimed to build upon its current strengths in selected medical areas with clearly defined patient groups, in which purchasing decisions are made by a relatively limited number of specialist doctors and hospital purchasing groups. Pharmacia has also aimed to maintain a significant presence in certain OTC segments where it seeks to develop health care products with strong brand names. With respect to research and development, Pharmacia has directed its efforts to develop new pharmaceuticals and other health care products offering high therapeutic benefits in areas in which Pharmacia believes it has the ability to establish a leading global position. Pharmacia has also sought to expand the markets for its existing products by identifying new indications as well as by expanding their international market penetration. Pharmacia recognized that, except in the oncology and ophthalmics areas, it lacked the critical mass necessary to distribute effectively in the United States its newly developed products. In order to distribute such products in the United States and to pursue its general business strategy, Pharmacia has considered possible strategic alliances or acquisitions and pursued opportunities to expand its research and development activities in the United States. Pharmacia retained external consultants as advisors in connection with its examination of strategic alliances and other investment opportunities.



     The Combination arose out of discussions between Upjohn and Pharmacia which began in March 1995 with respect to alternative forms of strategic collaboration. Following exploratory discussions of such alternatives, in April 1995, Upjohn and Pharmacia came to believe that a combination of the two companies would be the most desirable business opportunity and began discussions regarding such a combination.



     On May 4, 1995, Upjohn and Pharmacia executed, as is customary, a Confidentiality Agreement providing for the exchange of confidential, proprietary information between Upjohn and Pharmacia for the purpose of evaluating the proposed Combination. Dr. John L. Zabriskie, Chairman and Chief Executive Officer of Upjohn, and Mr. Jan Ekberg, President and Chief Executive Officer of Pharmacia, met on April 25, 1995 and met with the senior management of both companies on June 8 and 9, 1995, at which time they agreed there was a basis for further discussions concerning the proposed Combination. On May 10, 1995 the Pharmacia Board met to discuss Pharmacia's U.S. strategy and was informed that the management had initiated a discussion with a U.S. party concerning a broad strategic collaboration also outside the U.S. On June 14 and 15, 1995, the Pharmacia Board met and discussed the global strategy of Pharmacia and was informed in more detail as to the ongoing discussions with Upjohn and strategic analyses made with regard to the proposed Combination. On June 19, 1995, the Upjohn Board met and was informed as to the status of the discussions with Pharmacia.


     In late June 1995, the parties' counsel and financial advisors commenced detailed discussions regarding the possible terms of the Combination, including structuring and documentation issues. The Pharmacia Board met on June 30, 1995 and was informed as to the status of the discussions and provided with additional details of the proposed Combination. On July 17, 1995, the Upjohn Board met and was advised of the status of the discussions. Senior management of Upjohn and Pharmacia met during the weeks of July 24 and July 31 to discuss various matters relating to the proposed combination and the development of a business plan for the combined companies going forward.

     Following initial contacts in June, in July 1995, certain directors and senior management of Pharmacia met with representatives of Volvo and Stattum to discuss the proposed combination and to solicit the views of Volvo and Stattum with respect thereto. Subsequent to that meeting, Volvo retained J.P. Morgan & Co. as its financial advisor in connection with its consideration of the proposed Combination. From time to time during the course of the negotiations, the proposed combination was discussed among J.P. Morgan & Co., Morgan Stanley and Goldman Sachs. Each of Volvo and Stattum has indicated its intention to support the Combination by tendering its Pharmacia Shares into the Offer.


     The parties' counsel and financial advisors continued their discussions throughout August 1995. Senior management of Upjohn and Pharmacia met during the week of August 7, 1995 to discuss various matters concerning the Combination and the Combination Agreement. During the week of August 14, 1995, senior management continued to discuss the terms of the Combination and the Combination Agreement by telephone.


     A special meeting of the Upjohn Board was held on August 12, 1995 to discuss the progress of the negotiations. At that meeting, Upjohn's senior management and counsel and financial advisor made detailed presentations to the Upjohn Board. Another special meeting of the Upjohn Board was held on August 19, 1995 to consider the Combination and the related agreements. At that meeting, Upjohn's senior management and counsel and financial advisors again made detailed presentations to the Upjohn Board concerning all aspects of the Combination. Following such presentations, the Upjohn Board unanimously approved the Combination Agreement and the related agreements and voted unanimously to recommend that holders of Upjohn Common Stock and Upjohn Preferred Stock vote FOR adoption of the Combination Agreement.



     Meetings of the Pharmacia Board were held on August 12 and 17, 1995 to discuss the progress of the negotiations with Upjohn. In addition, on August 17, 1995, the Pharmacia Board authorized its President and Chief Executive Officer to negotiate and enter into the Co-Promotion Agreement. A special meeting of the Pharmacia Board was held on August 20, 1995 to consider the Combination and the related agreements, at which the Pharmacia Board unanimously approved the Combination Agreement and the related agreements, which had been reviewed in detail with Pharmacia's management and the Pharmacia Board at various meetings over the course of the negotiations, and voted unanimously to recommend that holders of Pharmacia Securities ACCEPT the Offer.


     On August 17, 1995, the Company and Merger Sub were incorporated in Delaware for the purpose of facilitating the Combination. Pharmacia and Upjohn each subscribed to 500 shares of New Common Stock, and the Company subscribed to 100 shares of the common stock, par value $.01 per share, of Merger Sub.

     On August 20, 1995, the board of directors of the Company, by unanimous written consent, authorized the execution, delivery and performance of the Combination Agreement and the related agreements and, as sole stockholder of Merger Sub, adopted the Combination Agreement. On August 20, 1995, the board of directors of Merger Sub, by unanimous written consent, authorized the execution, delivery and performance of the Combination Agreement.

REASONS FOR THE COMBINATION; BOARDS' RECOMMENDATIONS

  Upjohn

     The Upjohn Board believes that the terms of the Combination Agreement are fair to, and in the best interests of, Upjohn and its stockholders and unanimously recommends that the stockholders of Upjohn vote FOR adoption of the Combination Agreement.

     The Upjohn Board believes that the Merger offers the unique opportunity to combine two already successful and financially sound companies to form the Company, a company with the financial strength, product base, critical mass in research and worldwide market reach to excel in the rapidly changing and increasingly competitive global pharmaceutical industry. The Upjohn Board considered the significant benefits associated with combining Upjohn's and Pharmacia's pharmaceutical businesses in light of the Board's belief that the Combination represents an excellent fit of the two companies' respective strategic advantages in pharmaceutical research, crucial therapeutic areas and key geographic markets in North America, Europe and Japan.

     In arriving at its determination, the Upjohn Board considered a number of factors, including the opinion of Goldman Sachs, financial advisor to Upjohn, described herein. See "-- Fairness Opinions." In addition, the Upjohn Board considered a number of factors, including, without limitation, the following:

          1. The Upjohn Board's view that in the future large companies will be better able to compete in the pharmaceutical industry and that the Company will have the efficiencies of scale necessary to provide it with the research, product development and marketing resources that are likely to be critical to growth and success in the pharmaceutical industry.

          2. The Upjohn Board's view that Upjohn's and Pharmacia's respective cash flows and relatively low debt ratios will provide the Company with the ability to pursue strategic acquisitions and invest in the development of existing and new businesses, technologies and research programs.

          3. The significant operating cost savings and revenue synergies that the Company expects to achieve through the consolidation of Upjohn's and Pharmacia's respective research and development programs and the integration of overlapping manufacturing, distribution, sales and administrative operations.


          4. The Upjohn management's projections concerning the probable financial performance and condition, business operations and prospects of Upjohn as a separate entity and the Company on a pro forma combined basis.


          5. The Upjohn Board's belief that Pharmacia's businesses are complementary to those of Upjohn in terms of geographic strength and therapeutic area concentration.

          6. The opportunity the Combination will afford the Company to maximize sales of existing and new products in the U.S., Europe and Japan, through the combination of the sales and marketing organizations of Upjohn and Pharmacia.


          7. The Upjohn Board's view that the Combination will enable the Company to achieve greater leadership in certain core pharmaceutical segments such as oncology, diseases of the central nervous system, infectious diseases, asthma, urinary incontinence and vascular disease, through the expected launch of up to 28 product introductions from 1995 through 1998 consisting of 17 new products, eight existing products for new indications, and three existing products that will be introduced in the United States.


          8. The fact that the stockholders of Upjohn will hold approximately 50% of the equity in the Company, assuming full acceptance of the Offer by Pharmacia stockholders.

          9. The role that Upjohn's management is expected to play in the management of the Company and the Board's assessment of the experience and skill of Upjohn's and Pharmacia's respective management teams.

          10. The Upjohn Board's expectation that the Combination will be accounted for as a "pooling of interests" for financial reporting purposes and will be a tax free transaction to Upjohn's stockholders.

          11. The Upjohn Board's assessment of Upjohn's strategic alternatives to the Combination, including remaining an independent company, conducting acquisitions, entering into joint ventures and merging or consolidating with a party or parties other than Pharmacia.


          12. The presentation of Upjohn's financial advisor, Goldman Sachs, and the delivery of its oral opinion, subsequently confirmed in writing, that, as of August 19, 1995, the Exchange Ratio was fair to the Upjohn stockholders.


          13. The fact that no gain or loss will be recognized by Upjohn, the Company or the Merger Sub for United States federal income tax purposes.

          14. The fact that one-half of the Board of Directors of the Company will be comprised of citizens of the United States or Canada and one-half of the Board of Directors of the Company will be comprised of nationals of Sweden or other European Union member states.


     The Upjohn Board did not quantify or attempt to assign relative weights to the specific factors considered in reaching its determination.

  Pharmacia

     The Pharmacia Board has determined that the terms of the Offer are fair to, and in the best interests of, Pharmacia and its stockholders. Accordingly, the Pharmacia Board unanimously recommends that the Pharmacia securityholders ACCEPT the Offer.


     The Pharmacia Board believes that the Combination is founded on sound industrial logic and will inure to the benefit of the Pharmacia stockholders. In addition, the Pharmacia Board believes that the Combination offers the opportunity to create a substantial company with greater financial resources and flexibility, competitive strengths and business opportunities than would be possible for Pharmacia alone. In that regard, the Pharmacia Board concluded that the Combination would increase significantly the two companies' diversity of product lines and technologies and their market franchises and geographic markets.


     In reaching its determination, the Pharmacia Board consulted with Pharmacia's management, as well as its legal and financial advisors, and considered a number of factors, including, without limitation, the following:

     1. Pharmacia's need to strengthen its global position, particularly in the United States market, and to establish a presence in the United States within the field of research and development.


     2. The consolidation taking place among pharmaceutical companies and the belief that a large company will be better able to compete in the pharmaceutical industry, having the efficiencies of scale necessary to provide it with the research, product development and marketing resources that are critical to growth and success in the pharmaceutical industry.



     3. Management's assessment of possible strategic alternatives for Pharmacia.


     4. Information concerning the financial performance and condition, business operations and prospects of each of Upjohn and Pharmacia as separate entities and on a pro forma combined basis.


     5. Its belief that Upjohn's businesses provide an excellent geographic and product fit with Pharmacia's businesses, especially for the U.S. market.


     6. The ability the Combination will afford Pharmacia to utilize the core technologies and knowledge of the Company, for example, in the fields of biotechnology and advanced chemistry, to develop more rapidly cost-effective pharmaceutical compounds.

     7. The opportunity the Combination will afford the Company to achieve improved positions in certain core pharmaceutical segments such as oncology, metabolic diseases, critical care, neurological diseases and infectious diseases.

     8. Its belief that the Combination offers to Pharmacia a unique opportunity to create a combined company with greater financial resources and flexibility, competitive strengths and business opportunities than would be possible for Pharmacia alone, and to fulfill its strategic objectives of global reach, competitive strength and improved distribution capability for Pharmacia's products.

     9. The potential significant synergies that the Combination will achieve through consolidation and integration of research and development programs and certain manufacturing, distribution, sales, marketing and administrative operations and functions of Pharmacia and Upjohn.

     10. The fact that Upjohn and Pharmacia each have capable management teams that have established track records, and that by combining the expertise of Upjohn's and Pharmacia's managements, the Company should be better able to compete in the pharmaceutical industry than each of Upjohn and Pharmacia alone and to take advantage of the opportunities that the Combination may create.

     11. The role that Pharmacia's experienced and proven management will play in the overall management and development of the Company.


     12. The fact that the board of directors of the Company will be equally composed of Swedish/European and United States/Canadian individuals, and that the Company will maintain a substantial connection with Sweden (including having the annual general meeting of stockholders of the Company in Stockholm in alternate years and having the SDSs listed on the SSE).


     13. The fact that the Pharmacia stockholders will have approximately a 50% (assuming full acceptance of the Offer by Pharmacia stockholders) equity interest in a global pharmaceutical and healthcare company and will be able to benefit from the significant synergies expected to result from the Combination.

     14. The expectation that the Offer will not result in an immediate tax charge to the stockholders of Pharmacia under Swedish and United States tax laws.

     15. The expectation that the Combination will be accounted for under applicable United States accounting rules and the applicable Commission accounting standards as a "pooling of interests" for financial reporting purposes.

     16. The likelihood of consummation of the Combination, including the terms and conditions of the Combination Agreement, and the limited conditions to the consummation of the Combination.

     17. The written opinion of Morgan Stanley dated August 20, 1995 that, as of the date of such opinion, as set forth in such opinion, the Offer Exchange Ratio was fair from a financial point of view to the holders of the Pharmacia Shares.

     In view of the wide variety of factors considered in connection with its evaluation of the proposed Combination, the Pharmacia Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

FAIRNESS OPINIONS

  Upjohn Financial Advisor


     On August 19, 1995, Goldman Sachs delivered its oral opinion to the Upjohn Board that, as of the date of such opinion, the Exchange Ratio was fair to the Upjohn stockholders. Goldman Sachs subsequently confirmed such oral opinion by delivery of its written opinion by delivery of its written opinion, dated as of September 15, 1995.



     THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS, DATED AS OF SEPTEMBER 15, 1995, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS ANNEX B TO THIS PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. UPJOHN STOCKHOLDERS SHOULD READ SUCH OPINION IN ITS ENTIRETY. GOLDMAN SACHS' OPINION IS DIRECTED ONLY TO THE EXCHANGE RATIO AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF UPJOHN AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE UPJOHN SPECIAL MEETING. THE SUMMARY OF THE OPINION OF GOLDMAN SACHS SET FORTH IN THIS PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.


     In connection with its opinion, Goldman Sachs reviewed, among other things,
(i) the Combination Agreement; (ii) the Co-Promotion Agreement; (iii) the Annual Reports to Stockholders and Annual Reports on Form 10-K or Form 20-F, as applicable, of Upjohn and Pharmacia for, respectively, the five years ended December 31, 1994 and the year ended December 31, 1994; (iv) certain interim reports to stockholders of Upjohn and Pharmacia and, in the case of Upjohn, Quarterly Reports on Form 10-Q; (v) certain other communications from Upjohn and Pharmacia to their respective stockholders; (vi) the Prospectus dated June 16, 1994 related to Pharmacia's public offering of Class A Common Shares and ADSs; and (vii) certain internal financial analyses and forecasts for Upjohn and Pharmacia prepared by their respective managements and certain financial analyses and forecasts for the combined operations of Upjohn and Pharmacia prepared by their respective managements and provided to Goldman Sachs by Upjohn. Goldman Sachs also held discussions with members of the senior management of Upjohn and Pharmacia regarding the past and current business operations, financial condition and future prospects of their respective companies and of the combined operations of Upjohn and Pharmacia. In addition, Goldman Sachs reviewed the reported price and trading activity for the Upjohn Common Stock and the Pharmacia Securities, compared certain financial and stock market information for Upjohn and Pharmacia with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the pharmaceutical industry specifically and in other industries generally and performed such other studies and analyses as it considered appropriate.


     Goldman Sachs relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it for purposes of its opinion. Goldman Sachs also relied upon the managements of Upjohn and Pharmacia as to the reasonableness and achievability of the financial and operating forecasts (and the assumptions and bases therefore) provided to Goldman Sachs by Upjohn, and with Upjohn's consent Goldman Sachs assumed that such forecasts, including, without limitation, projected cost savings and operating synergies resulting from the Combination, reflect the best currently available estimates and judgments of such respective managements and that such projections and forecasts will be realized in the amounts and time periods contemplated thereby. Goldman Sachs assumed with Upjohn's consent that the Combination will be accounted for as a "pooling of interests" transaction under generally accepted accounting principles. In addition, Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities of Upjohn or Pharmacia or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal.



     The following is a summary of certain of the financial analyses used by Goldman Sachs in connection with providing its oral opinion to Upjohn's Board of Directors on August 19, 1995. In connection with the written opinion of Goldman Sachs attached hereto as Annex B, Goldman Sachs confirmed the appropriateness of their reliance on the analyses used to render the oral opinion rendered on August 19, 1995 by performing procedures to update certain of such analyses and by reviewing the assumptions on which such analyses were based and the factors considered in connection therewith.


     Historical Stock Trading Analysis. Goldman Sachs examined the history of the trading prices for the Upjohn Common Stock and the ADSs in relation to each other for the past year. Goldman Sachs' analysis also showed that during the thirty trading days prior to August 18, 1995, the Upjohn Common Stock traded at a price as high as 1.59 times and as low as 1.57 times the then current ADS price.

     Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information relating to Upjohn to corresponding financial information, ratios and public market multiples for six publicly traded corporations in the United States and 11 publicly traded companies in Europe: American Home Products Corporation, Astra AB, Bayer AG, Bristol-Myers Squibb Company, Ciba-Geigy AG, Eli Lilly & Company, Glaxo Wellcome plc, Merck & Company, Inc., Pfizer, Inc., Pharmacia AB, Roche Holding AG, Sandoz AG, Sanofi SA, SmithKline Beecham plc, Synthelabo SA, Schering-Plough Corporation and Zeneca Group plc (the "Selected Companies"). The Selected Companies were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered similar to Upjohn. Goldman Sachs calculated and compared various financial multiples and ratios. The multiples of Upjohn were calculated using a price of $39 5/8 per share of Upjohn Common Stock, the closing price of the Upjohn Common Stock on the NYSE on August 18, 1995. The multiples and ratios for Upjohn and each of the Selected Companies were based on the most recent publicly available information. With respect to the Selected Companies, Goldman Sachs considered Total Entity Value (i.e., market value of common equity plus preferred equity and book value of debt less cash and marketable securities) as a multiple of the latest twelve months ("LTM") sales, as a multiple of LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") and as a multiple of LTM earnings before interest and taxes ("EBIT"). Goldman Sachs' analyses of the Selected Companies indicated entity multiples of LTM sales, which ranged from 0.6x to 4.9x, LTM EBITDA, which ranged from 4.1x to 13.8x, and LTM EBIT, which ranged from 8.4x to 16.9x, compared to entity multiples of 2.1x, 8.2x and 10.5x, respectively, for Upjohn. Goldman Sachs also considered for the Selected Companies estimated calendar year 1995 and 1996 price/earnings multiples, which ranged from 11.3x to 19.5x for estimated calendar year 1995 and 9.8x to 16.8x for estimated calendar year 1996 compared to 14.9x and 14.6x, respectively, for Upjohn.

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

     Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis using Upjohn's management's projections. Operating cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations and taxes. Goldman Sachs aggregated (x) the present value of the projected operating cash flows over the five year period from 1996 through 2000 with (y) the present value of the range of terminal values described below. Goldman Sachs calculated Upjohn's terminal values in the year 2000 based on multiples ranging from 11x to 15x projected 2001 net income. These terminal values as well as the projected cash flows for the years 1996 through 2000 were then discounted to present value using discount rates from 11% to 15%. The various ranges for discount rates and terminal value multiples were chosen to reflect judgments regarding theoretical analyses of cost of capital and future growth rates. Based upon the foregoing discounted cash flow analysis, the net present value per share of Upjohn Common Stock ranged from $44.87 to $67.14.

     Goldman Sachs also performed a discounted cash flow analysis with respect to the New Common Stock to be received by Upjohn stockholders (based on the Exchange Ratio of 1.45 shares of New Common Stock for each share of Upjohn Common Stock) using Upjohn's and Pharmacia's managements' projections and assuming the achievement of projected cost and revenue synergies.

     Goldman Sachs, in applying a discounted cash flow analysis to the management projections (including the synergies described above) for Upjohn and Pharmacia, used the same multiples of terminal values and discount rates that were used for the discounted cash flow analysis that was applied to Upjohn's management's projections. Based upon the foregoing discounted cash flow analysis, the net present value of the 1.45 shares of New Common Stock (the "Upjohn Share Equivalent") to be received by Upjohn stockholders in exchange for each share of Upjohn Common Stock ranged from $57.57 to $86.24.

     Selected Combination Analysis. Goldman Sachs analyzed certain information relating to eight selected transactions in the pharmaceutical industry since 1989, consisting of Marion-Merrell Dow Inc./Hoechst AG, Wellcome plc/Glaxo plc, American Cyanamid Company/American Home Products Corporation, Sterling Winthrop/Sanofi SA, Syntex Corporation/Roche Holding AG, Rorer Group Inc./Rhone-Poulenc SA, SmithKline Beckman Corporation/Beecham Group and Squibb Corporation/Bristol-Myers Company (the "Selected Combinations"). Such analysis indicated that for the Selected Combinations (i) Total Entity Value as a multiple of LTM sales ranged from 1.8x to 4.4x, and (ii) Total Entity Value as a multiple of LTM EBIT ranged from 10.2x to 23.4x. The analysis also indicated equity consideration as a multiple of LTM net income ranged from 15.8x to 38.7x. No company or transaction used in the above analyses as a comparison is identical to Upjohn, Pharmacia or the Combination. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

     Pro Forma Merger Analysis. Goldman Sachs prepared pro forma analyses of the financial impact of the Combination using the Exchange Ratio. Using earnings estimates for Upjohn and Pharmacia prepared by their respective managements as well as publicly available research analysts' earnings estimates for the years 1995, 1996, 1997 and 1998 and assuming projected cost and revenue synergies were achieved, Goldman Sachs compared the earnings per share ("EPS") of Upjohn Common Stock, on a standalone basis, to the earnings per Upjohn Share Equivalent on a pro forma basis. Based on such analyses, the proposed transaction would be accretive to Upjohn's stockholders on an EPS basis in the years 1996, 1997 and 1998.

     Contribution Analysis. Goldman Sachs reviewed certain historical and estimated future operating and financial information (including, among other things, sales, pharmaceutical sales, EBIT, net income, research and development expenditures, market capitalization, total book value, tangible book value, cash (net of debt) and total assets) for Upjohn, Pharmacia and the pro forma combined company based on Upjohn's and Pharmacia's managements' forecasts for each of Upjohn, Pharmacia and the Company for the years 1995 and 1996. Goldman Sachs' analysis of the relative income statement contributions of Upjohn and Pharmacia to the Company on a pro forma basis did not take into account any of the synergies that may be realized following the Combination. The foregoing analysis indicated that in 1995 Upjohn would have contributed 47.8% to combined sales, 47.5% to combined pharmaceutical sales, 48.9% to combined EBIT, 54.3% to

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

combined research and development and 53.4% to combined net income. The analysis described above also indicated that in 1996 Upjohn would have contributed 46.9% to combined sales, 45.3% to combined pharmaceutical sales, 49.2% to combined EBIT, 53.4% to combined research and development and 52.2% to combined net income.

     Stockholder Value Impact Analysis. Goldman Sachs also prepared an illustrative analysis of the potential impact of the Combination on Upjohn stockholder value. Based on 1996 earnings estimates (of both Upjohn's and Pharmacia's managements and of the most recent publicly available research analysts' estimates) and price/earnings multiples ranging from 13.4x to 15.0x, Goldman Sachs calculated the implied values per share of Upjohn Common Stock and New Common Stock. Goldman Sachs' analysis indicated an implied market price per share of Upjohn's Common Stock under (i) Upjohn's management's view which ranged from $40.65 to $45.45 and (ii) the analysts' view which ranged from $36.63 to $40.95. The analyses of Goldman Sachs with respect to the New Common Stock indicated implied market prices per Upjohn Share Equivalent under both Upjohn's management's and the analysts' views which ranged from $43.47 to $48.60. Goldman Sachs also analyzed the implied market price of the New Common Stock based upon full realization in 1996 of the projected value at maturity of projected cost synergies plus projected 1996 revenue synergies. This analysis indicated implied market prices per Upjohn Share Equivalent under both management's and the analysts' views which ranged from $51.52 to $57.60.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is identical to Upjohn or Pharmacia or the Combination. The analyses were prepared exclusively for purposes of Goldman Sachs' rendering its opinion to the Upjohn Board as to the fairness of the Exchange Ratio and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Upjohn, Pharmacia, the Company, Merger Sub, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.


     As noted in "The Merger -- Reasons for the Merger and Upjohn Board Recommendation," Goldman Sachs' opinion to the Upjohn Board was only one of many factors taken into consideration by the Upjohn Board in making its determination to approve the Combination Agreement. The foregoing summary does not purport to be a complete description of the presentation by Goldman Sachs to the Upjohn Board and is qualified by reference to the written opinion of Goldman Sachs set forth in Annex B hereto.


     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Upjohn selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Combination. Goldman Sachs has provided certain investment banking services to Pharmacia from time to time, including acting as a managing underwriter of a public offering of Pharmacia Class A Common Shares and ADSs in June, 1994.

     Goldman Sachs provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or options on securities of Upjohn and/or Pharmacia for its own account and for the account of customers. Prior to Goldman Sachs' retention by Upjohn, Goldman Sachs had accumulated a long position of 145,683 shares of Upjohn Common Stock, a short position of 84,803 shares of Upjohn Common Stock and a short position of 750 OTC call option contracts on shares of Upjohn Common Stock as well as a short position of 17,700 Pharmacia Class A Common Shares, a long position of 52,200 ADSs and a short position of 10,000 ADSs.

     Pursuant to the terms of an engagement letter (the "Engagement Letter") dated August 14, 1995, Upjohn is obligated to pay Goldman Sachs $5,300,000 for acting as financial advisor in connection with the proposed Combination, including rendering the fairness opinion described above. Pursuant to the terms of the Engagement Letter, if the Combination is consummated, Upjohn will be required to pay Goldman Sachs an additional $10,200,000. Whether or not the proposed Combination is consummated, Upjohn has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify Goldman Sachs and certain related persons against certain liabilities relating to or arising out of its engagement, including certain liabilities under the Federal securities laws.


     Pharmacia Financial Advisor: Pharmacia retained Morgan Stanley to act as its financial advisor in connection with the Combination. Morgan Stanley was selected by Pharmacia to act as Pharmacia's financial advisor based on Morgan Stanley's qualifications, expertise and reputation, as well as Morgan Stanley's investment banking relationship and familiarity with Pharmacia. The Offer Exchange Ratio was determined as a result of negotiations between Pharmacia and Upjohn and was not determined or recommended by Morgan Stanley.



     Morgan Stanley rendered to the Pharmacia Board at its meeting on August 20, 1995 its oral opinion, subsequently confirmed in writing, that, based upon and subject to the various considerations set forth in the opinion, as of the date of its opinion, the Offer Exchange Ratio was fair from a financial point of view to holders of the Pharmacia Shares.



     THE FULL TEXT OF THE OPINION OF MORGAN STANLEY DATED AUGUST 20, 1995, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX C TO THIS PROSPECTUS. PHARMACIA STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. MORGAN STANLEY'S OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE OFFER EXCHANGE RATIO TO THE HOLDERS OF PHARMACIA SECURITIES FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF PHARMACIA AS TO HOW SUCH STOCKHOLDER SHOULD RESPOND TO THE OFFER. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.


     In rendering its opinion, Morgan Stanley, among other things: (i) analyzed certain publicly available financial statements and other information of Pharmacia and Upjohn; (ii) analyzed certain internal financial statements and other financial and operating data, including certain financial projections, concerning Pharmacia and Upjohn prepared by the managements of Pharmacia and Upjohn, respectively, and discussed certain of this data with senior executives of Pharmacia and Upjohn; (iii) reviewed the reported prices and trading activity for the Pharmacia Securities and the Upjohn Common Stock; (iv) compared the financial performance of Pharmacia and Upjohn and the prices and trading activity of the Pharmacia Securities and Upjohn Common Stock with that of certain other comparable publicly traded companies and their securities; (v) reviewed and discussed with the senior management of Pharmacia its assessment of the strategic rationale for the transaction and the perceived benefits of the transaction to the holders of Pharmacia Securities, based on senior management's estimates of the potential cost savings and other synergies likely to be achieved by the Company if the Combination is consummated (as set out in the Joint Business Plan) and its assessment of the prospects for, and risks associated with, Upjohn's products and research and development portfolio; (vi) reviewed the likely impact of the Combination on the future earnings per share for Pharmacia stockholders, based on the forecast financial performance of Pharmacia and Upjohn set out in (ii) above and the cost savings and other synergies discussed in (v) above; (vii) participated in certain discussions and negotiations among representatives of Pharmacia and Upjohn and their advisors;
(viii) reviewed the Combination Agreement, the Registration Statement, including this Prospectus and certain related documents including the proposed Company Certificate and Company By-laws; and (ix) conducted such other analysis as Morgan Stanley deemed appropriate.

     Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by it for purposes of rendering its opinion. With regard to the financial forecasts, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates of the future financial performance of Pharmacia and Upjohn. Morgan Stanley assumed and relied upon the accuracy of advice received from Enskilda with regard to certain Swedish aspects of the

Merger, including but not limited to, the structuring of the SDS program and certain Swedish capital markets and regulatory issues. Morgan Stanley also assumed and relied upon the accuracy and completeness of the advice and opinions of: (a) KPMG Bohlins AB and Mannheimer Swartling that the Combination will satisfy the deferral provisions of Section 27 para 4 of the Swedish State Income Tax Law and will therefore not result in any immediate taxation of the Swedish holders of Pharmacia Shares; and (b) KPMG Bohlins AB (or another member of the KPMG group) that the Combination will qualify as a "pooling of interests" transaction for financial reporting purposes.


     Morgan Stanley noted that the Combination Agreement and other documents relating to the Combination included, among other things, certain provisions designed to create a balance of control in the Company. Morgan Stanley also noted that, as a result of the Offer Exchange Ratio, the stockholders of Pharmacia and Upjohn will receive an essentially equal ownership share in the Company, and that, accordingly, the Offer Exchange Ratio does not reflect a change of control premium to either Pharmacia or Upjohn stockholders.


     Morgan Stanley did not make any independent evaluation or appraisal of the assets or liabilities of Pharmacia or Upjohn, nor was it furnished with any such appraisals. Morgan Stanley's opinion stated that it is necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of the date of such, opinion.



     The following is a brief summary of certain of the financial analyses performed by Morgan Stanley in connection with the preparation of its opinion letter and reviewed with the Pharmacia management and/or Pharmacia Board at various meetings over the course of its assignment:


     Stock Price Performance: As part of its analysis, Morgan Stanley reviewed the recent stock market performances of Pharmacia and Upjohn and compared the performance of each with the other. Morgan Stanley also compared the stock price performance of each of Pharmacia and Upjohn with the respective selected companies referred to below.

     Pharmacia Selected Companies Analysis: Morgan Stanley also compared certain publicly-available financial information of Pharmacia with a group of several publicly traded companies in the pharmaceutical industry, including, but not limited to, Astra AB, Hafslund Nycomed AS, Novo Nordisk A/S, Schering AG, Synthelabo SA, Zeneca Group PLC and Rhone Poulenc Rorer Inc. Such financial information included, among other things, market valuation, market value as a multiple of earnings, and aggregate value as a multiple of revenue.

     Upjohn Selected Companies Analysis: Morgan Stanley also compared certain publicly-available financial information of Upjohn with a group of several publicly traded companies in the pharmaceutical industry, including, but not limited to, Eli Lilly and Company, Schering-Plough Corporation, Pfizer Inc, Rhone Poulenc Rorer Inc, Merck & Co., Inc and Warner-Lambert Company. Such financial information included, among other things, market valuation, market value as a multiple of earnings, and aggregate value as a multiple of revenue.


     Contribution Analysis: Morgan Stanley analysed Pharmacia's contribution to the Company if the Combination were to be consummated. This analysis included:
(i) Market Value Contribution: Morgan Stanley compared the market values of each of Pharmacia and Upjohn. Such analysis showed that during the period of discussions between Pharmacia and Upjohn, Pharmacia's contribution to combined market value ranged from approximately 42.6% to 49.7%, based on the number of primary shares outstanding for each company. As part of this analysis, Morgan Stanley analysed the capital structures of both Pharmacia and Upjohn, including the Upjohn employee stock options and the Upjohn Preferred Stock; (ii) Income Statement Contribution: Such analysis was based on financial data provided by the managements of Pharmacia and Upjohn. The analysis showed (inter alia) that, for 1996, with Pharmacia data stated on a Swedish GAAP basis, Pharmacia would contribute approximately 52.6%, 51.7% and 49.3% of the revenues, EBIT (earnings before interest and taxes) and net income of the combined company respectively (excluding the impact of any share repurchase program). After adjusting the Pharmacia data for U.S. GAAP, such analysis showed that, for 1996, Pharmacia would contribute 47.0% of the net income of the combined company (excluding the impact of any share repurchase program); (iii) Discounted Cash Flow Analysis:


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

Morgan Stanley conducted a discounted cash flow analysis for each of Pharmacia and Upjohn, based on financial data provided by the managements of Pharmacia and Upjohn. Such analysis assumed terminal value multiples ranging from 7 to 9 times EBIT, perpetual growth rates ranging from 4% to 6%, and discount rates of 13% to 17%. The analysis showed that, assuming mid-point terminal value EBIT multiples and discount rates for each company, Pharmacia would contribute approximately 48.6% of the combined discounted cash flow value.

     Pro Forma Analysis of the Combination: Morgan Stanley analyzed certain pro forma effects of the Combination on the earnings and capitalization of the Company. These analyses were based on certain forecasts provided by Pharmacia's senior management regarding the financial performance of Pharmacia and certain forecasts prepared by Upjohn's senior management regarding the financial performance of Upjohn, as well as mean analyst estimates for both companies. Based on such analysis, and after taking into account certain cost savings and other synergies that Pharmacia management considered the Company could achieve if the Combination were consummated, but before certain non-recurring costs, Morgan Stanley observed that the Combination would result in accretion to estimated earnings per share for Pharmacia stockholders for the fiscal years ending December 31, 1996, 1997 and 1998. Morgan Stanley also analyzed the net present value of the cost savings and other synergies that Pharmacia management considered the Company could achieve if the Combination were consummated. Morgan Stanley observed that, after taking into account certain non-recurring charges, the after-tax net present value of a 50% share in such synergies ranged from approximately $5.35 to approximately $6.38 per Pharmacia Share.


     The summary of the Morgan Stanley analyses set forth above does not purport to be a complete description of the work performed by Morgan Stanley and presented to the management and/or the Pharmacia Board at various meetings over the course of its assignment. Morgan Stanley believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, or of the above summary, could create an incomplete view of the process underlying the analyses performed by Morgan Stanley in connection with the preparation of its opinion letter. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Pharmacia or Upjohn. The analyses performed by Morgan Stanley are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.


     Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Morgan Stanley makes a market in both Pharmacia Securities and Upjohn Common Stock and may continue to provide investment banking services to the Company in the future. In the course of its market-making and other trading activities, Morgan Stanley may, from time to time, have a long or short position in, and buy and sell, securities of Pharmacia and Upjohn. Morgan Stanley and its affiliates provide financial advisory and financing services to Pharmacia, Upjohn and Volvo and have received customary fees in connection with these services.

     If the Merger is successfully consummated, Pharmacia will pay Morgan Stanley a transaction fee of $17,700,000. Pharmacia has agreed to reimburse Morgan Stanley for its out-of-pocket expenses and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley, or any of its affiliates against certain liabilities, including liabilities under federal securities laws, and expenses, related to Morgan Stanley's engagement.

STOCK EXCHANGE LISTINGS


     The Company expects to apply for listing of the New Common Stock on the NYSE and the LSE and the SDSs on the SSE. The Company also expects that the New Common Stock will be quoted on SEAQ International immediately following the Effective Time. In addition, the Company has agreed to use its reasonable best efforts to secure a listing of the New Common Stock on the LSE following the Effective Time.

It is a condition to the Combination that the shares of New Common Stock and the SDSs issuable in the Merger and the Offer be approved for listing on the NYSE and the SSE, respectively, upon official notice of issuance.

     If the Combination is consummated, Upjohn Common Stock and the Pharmacia Shares will cease to be listed on the NYSE and the SSE, respectively, and the ADSs will cease to be designated as NASDAQ NMS securities. In such event, Upjohn intends to apply to the SEC for the deregistration of the Upjohn Common Stock, and Pharmacia intends to apply to the SEC for the deregistration of the ADSs.

FEDERAL SECURITIES LAW RESTRICTIONS


     Upon consummation of the Combination, the Company will have approximately 504 million shares of New Common Stock outstanding, assuming full acceptance of the Offer by Pharmacia stockholders, and 7,263 shares of New Preferred Stock outstanding. These shares will be freely transferable under the Securities Act, except for New Common Stock issued to any person deemed to be an affiliate of the Company for purposes of Rule 145 under the Securities Act at the Effective Time ("Affiliates"), except for New Common Stock issued in the Swedish Offer (which may not be sold in the United States during a 40-day restricted period following the Effective Time) and except for the shares of New Preferred Stock, which will be restricted securities for purposes of the Securities Act. Affiliates may not sell their shares of New Common Stock acquired in connection with the Combination except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. Volvo, which owns Pharmacia Shares representing approximately 27.5% of the share capital and 27.8% of the voting rights, and Stattum, which owns Pharmacia Shares representing approximately 14.1% of the share capital and 11.8% of the voting rights, may be deemed to be Affiliates for purposes of Rule
145. Pursuant to the Registration Rights Agreement, Volvo has agreed that it will not sell, transfer, pledge, hypothecate, or otherwise dispose of any shares of New Common Stock received by it in the Offer in violation of the Securities Act and until after such time as consolidated financial statements reflecting at least 30 days of combined operations have been published by the Company, except as permitted by Staff Accounting Bulletin No. 76 issued by the staff of the Commission.


     Pursuant to the Registration Rights Agreement, Volvo will have certain registration rights with respect to the shares of New Common Stock. The timing of any sales or other dispositions by Volvo will depend on market and other conditions, and could occur relatively soon after the Effective Time. See "The Registration Rights Agreement." It is expected that Stattum will enter into an agreement substantially similar to the Registration Rights Agreement.

ACCOUNTING TREATMENT


     The Combination is expected to qualify as a "pooling of interests" under U.S. GAAP and applicable Commission accounting rules. Accordingly, the assets and liabilities of Upjohn and Pharmacia will be carried forward to the Company at their historical recorded bases. Results of operations of the Company will include the results of both Upjohn and Pharmacia for the entire fiscal year in which the Combination occurred. The reported balance sheet amounts and results of operations of the separate corporations for prior periods will be combined, reclassified and conformed, as appropriate, to reflect the combined balance sheets and statements of results of operations for the Company. It is a condition to the consummation of the Offer and the Merger that the Company and Pharmacia each receive from each of KPMG Bohlins AB one of Pharmacia's independent accountants, (or another member of the the KPMG Group), and Coopers & Lybrand L.L.P., Upjohn's independent accountants, a letter to the effect that the respective independent accountants concur with the conclusions of Upjohn's and Pharmacia's managements that the transaction contemplated herein, if consummated as planned, will qualify for "pooling of interests" accounting treatment under applicable U.S. and Swedish accounting rules including, without limitation, applicable published rules and regulations of the SEC. See "Unaudited Pro Forma Combined Financial Statements."

                           THE COMBINATION AGREEMENT

     The following description of certain terms of the Combination Agreement is only a summary and does not purport to be complete. This discussion is qualified in its entirety by reference to the complete text of the Combination Agreement which is attached to this Prospectus as Annex A and is incorporated by reference herein. Capitalized terms used in this section and not otherwise defined in this Prospectus shall have the meanings ascribed to them in the Combination Agreement.

THE MERGER

  Effective Time of the Merger

     The Combination Agreement provides that, provided that the Combination Agreement has not been terminated in accordance with its terms, as promptly as practicable after the satisfaction or, if permissible, waiver of the Combination Conditions (or such other date as may be agreed to in writing by Pharmacia and Upjohn), and substantially contemporaneously with the Company's acquisition of Pharmacia Securities pursuant to the Offer, the parties will cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with Section 251 of, the DGCL.

  Effects of the Merger

     The Combination Agreement provides that, at the Effective Time, Merger Sub will be merged with and into Upjohn. As a result of the Merger, (i) the separate corporate existence of Merger Sub will cease and Upjohn will be the surviving corporation after the Merger, (ii) the Certificate of Incorporation of Upjohn will be amended and restated in its entirety to read as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, and (iii) the By-laws of Merger Sub, as in effect immediately prior to the Effective Time, will become the By-laws of Upjohn. The directors of Merger Sub at the Effective Time will, from and after the Effective Time, become the directors of Upjohn, and the officers of Upjohn at the Effective Time will, from and after the Effective Time, continue to be the officers of Upjohn.

  Consideration to be Received in the Merger

     The Combination Agreement provides that, at the Effective Time, by virtue of the Merger and without any action on the part of Upjohn, Merger Sub, the Company or the holders of any shares of Upjohn Common Stock or Upjohn Preferred
Stock: (a) each share of Upjohn Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Upjohn Common Stock described in clause (c) below) will be converted, subject to Section 2.02(e) of the Combination Agreement, into the right to receive 1.45 shares of New Common Stock; (b) each share of Upjohn Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Upjohn Preferred Stock described in clause (c) below) will be converted into the right to receive one share of New Preferred Stock; (c) each share of Upjohn Stock held in the treasury of Upjohn and each share of Upjohn Stock owned by Pharmacia or any direct or indirect wholly owned subsidiary of Pharmacia or of Upjohn will be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto; and (d) each issued and outstanding share of Merger Sub common stock will be converted into one validly issued, fully paid and non-assessable share of common stock of Upjohn, as the surviving corporation.

     As promptly as practicable after the Effective Time, the Company will cause the Exchange Agent to mail to each registered holder of an Upjohn Common Stock certificate (y) a Merger Letter of Transmittal and (z) instructions for use in effecting the surrender of such Upjohn certificates in exchange for a certificate representing shares of New Common Stock and cash in lieu of any fractional shares. No certificates or scrip representing fractional shares of New Common Stock will be issued upon the surrender for exchange of such certificates, and such fractional share interests will not entitle the owner thereof to voting or any other rights of a stockholder of the Company. Each holder of a fractional share interest will be paid an amount in cash representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent on

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

behalf of all such holders of the aggregate of the fractions of shares of New Common Stock that would otherwise be issued to such holders.

  Treatment of Upjohn Stock Options and Deferred Awards

     The Combination Agreement provides that, prior to the Effective Time, Upjohn will effect such amendments or take such other actions under the Upjohn Stock Option Plans (as defined in the Combination Agreement) as are necessary to render inapplicable the provisions, if any, contained in such plans that provide for the payment of cash by Upjohn in respect of the cancellation of Upjohn Options (as defined in the Combination Agreement) resulting from the execution of the Combination Agreement and the consummation of the Combination, and the Company and Upjohn will take all such action as may be necessary to cause each unexpired and unexercised Upjohn Option under the Upjohn Stock Option Plans, or otherwise granted by Upjohn other than pursuant to any Upjohn Stock Option Plan, to be assumed by the Company at the Effective Time on terms and conditions generally set forth below. All shares of Upjohn Common Stock credited to participants in the Upjohn Incentive Programs (as defined in the Combination Agreement) pursuant to a Deferred or Basic Portion of an Award (as defined in the Upjohn Incentive Programs) will be converted into the number of credited shares of New Common Stock (including fractional shares) obtained by multiplying the credited shares of Upjohn Common Stock by the Exchange Ratio.

     At the Effective Time, each Upjohn Option, whether vested or unvested, will be automatically converted into an option to purchase a number of shares of New Common Stock equal to the number of shares of Upjohn Common Stock that could have been purchased immediately prior to the Effective Time (assuming full vesting) under such Upjohn Option multiplied by the Exchange Ratio (rounded up or down to the nearest whole number of shares of New Common Stock) at a price per share of New Common Stock equal to the per share option exercise price specified in such Upjohn Option divided by the Exchange Ratio (rounded up or down to the nearest whole cent). Except as otherwise provided in the Combination Agreement, each such Substitute Option will provide the option holder with rights and benefits that are no less favorable to him or her than were provided under the corresponding Upjohn Option.

  Appraisal Rights

     The Combination Agreement provides that shares of Upjohn Preferred Stock that are outstanding immediately prior to the Effective Time and that have not been voted in favor of adoption of the Combination Agreement will not be converted into or represent the right to receive shares of New Preferred Stock if the Trustee has properly demanded appraisal therefor in accordance with
Section 262 of the DGCL.

THE OFFER

     The Combination Agreement states that, provided that the Combination Agreement has not been terminated in accordance with its terms, the Company will commence the Offer on or as soon as practicable after the Registration Statement Effective Date (as defined in the Combination Agreement) and otherwise in accordance with applicable laws. Pursuant to the Offer, (i) the Company will offer to exchange for each Pharmacia Share one share of New Common Stock or one SDS and (ii) the Company will offer for each ADS one share of New Common Stock.


     The initial expiration date of the Offer will be the date that is 20 Business Days from the Offer Commencement Date (as defined in the Combination Agreement) and, provided that the Combination Agreement has not been terminated, will be extended by the Company from time to time thereafter until such time as all of the Combination Conditions have been satisfied; provided, however, that after the satisfaction of the Upjohn Stockholder Approval Condition (as defined in the Combination Agreement), with the consent of Pharmacia and Upjohn, the Company may permit the Offer to expire at the next scheduled expiration date. Subject only to the satisfaction or, if permissible, waiver of the Combination Conditions, the Company will accept for exchange and will exchange all Pharmacia Securities validly tendered and not withdrawn pursuant to the terms of the Offer at the earliest practicable time following the Expiration Date.


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

     Promptly after the Effective Time, the Company will designate such number of individuals, rounded up to the next whole number, on the Pharmacia Board as will give the Company representation on the Pharmacia Board equal to the product of the total number of non-union directors on the Pharmacia Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Pharmacia Shares beneficially owned by the Company following the Effective Time bears to the total number of Pharmacia Shares then outstanding, whom Pharmacia will, subject to compliance with applicable Laws and promptly following the Effective Time and from time to time thereafter, cause to be elected as directors of Pharmacia.

  Compulsory Acquisition

     The Combination Agreement provides that, as soon as practicable after the Effective Time, the Company will, unless the parties mutually agree that there is a more effective method of achieving the objectives of the Compulsory Acquisition (in which case such method will be used), contribute all of the Pharmacia Securities owned by it to Swedish Sub in exchange for all of the capital stock of Swedish Sub, and will cause Swedish Sub to take all actions necessary and proper under the Companies Act to commence a process leading to the Compulsory Acquisition. The Company will, in connection therewith, cause Swedish Sub to act to obtain advance title to such shares of Pharmacia Securities upon deposit of appropriate collateral with the statutory arbitrators, and the Company will transfer to Swedish Sub cash or other property sufficient to make such deposit.

     In the event of consummation of the Offer following the waiver of the Minimum Condition, the Company will, as promptly as practicable following the Effective Time, conduct such other offers (including, without limitation, pursuant to open market purchases) as are necessary to obtain, when aggregated with the number of shares and voting power of Pharmacia Securities already owned by it, more than 90% of the number of shares and voting power of then outstanding Pharmacia Securities. Thereafter, the Company will take the actions described in the preceding paragraph.

CONDITIONS TO THE COMBINATION

     The Combination Agreement provides that the obligations of Pharmacia, Upjohn, the Company and Merger Sub to consummate the Transactions, or to permit the consummation of the Transactions, are subject to the satisfaction or, if permitted by applicable law, waiver of the following conditions: (a) the Registration Statement shall have been declared effective by the Commission under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceeding for that purpose shall have been initiated by the Commission; (b) the Prospectus shall have been approved by the SSE and no stop order suspending the effectiveness of the Prospectus shall have been issued by the SSE and no proceeding for that purpose shall have been initiated by the SSE; (c) the Combination Agreement shall have been adopted by the requisite affirmative vote of the stockholders of Upjohn in accordance with the DGCL and Upjohn's Restated Certificate of Incorporation and By-laws; (d) no court of competent jurisdiction shall have issued or entered any Order which is then in effect and has the effect of making any of the Transactions illegal or otherwise prohibiting their consummation; (e) any waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act and any other competition, merger control or similar law, including Council Regulation (EEC) No. 4064/89, shall have expired or been terminated; (f) all consents, approvals and authorizations legally required to be obtained to consummate the Combination shall have been obtained from all Governmental Entities, except where the failure to obtain any such consents, approvals and authorizations would not result in a change in or effect on the business of Upjohn or Pharmacia that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of Upjohn, Pharmacia and their respective subsidiaries, taken as a whole; (g) each of KPMG Bohlins AB (or another member of the KPMG Group) and Coopers & Lybrand, L.L.P. will have issued an opinion addressed to Pharmacia and Upjohn, that each of the Merger and the Offer and Compulsory Acquisition will qualify as "a pooling of interests" under applicable U.S. and Swedish accounting rules including, without limitation, applicable Commission accounting standards; (h) there shall have been

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

received, each in form and substance reasonably satisfactory to Pharmacia and Upjohn, evidence that (1) Upjohn shall have amended the Upjohn Stock Option Plans or taken such other actions as are necessary to render inapplicable the provisions, if any, contained in such plans that provide for the payment of cash by Upjohn in respect of the cancellation of Stock Options resulting from the execution of the Combination Agreement and the consummation of the Transactions and to provide in lieu thereof that each unexpired and unexercised Stock Option under the Upjohn Stock Option Plans or otherwise granted by Upjohn other than pursuant to any Upjohn Stock Option Plan shall be assumed by the Company at the Effective Time on the terms and conditions set forth in Section 2.04(b) of the Combination Agreement, (2) Upjohn shall have amended the Plan to provide that the execution of the Combination Agreement and the consummation of the Transactions will not constitute a "change of control" (as defined in Section 16 of such Plan) resulting in automatic vesting under the Plan and (3) all consents necessary or desirable to preserve for the Company any right or benefit under each note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation listed in Section 4.05(a) of the Upjohn Disclosure Schedule shall have been obtained, except in the case of clause (3), where the failure to obtain any such consents would not result in a change in or effect of the business of Upjohn that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of Upjohn and its subsidiaries taken as a whole; (i) (1) Sullivan & Cromwell shall have issued its opinion, addressed to the Company, Upjohn and Pharmacia, based upon customary representations of Upjohn and the Company, and, if required, Pharmacia, and customary assumptions, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Upjohn, the Company and Merger Sub will be a party to the reorganization within the meaning of Section 368(b) of the Code, and/or that the Merger (in conjunction with the acquisition of Pharmacia Shares pursuant to the Offer) will be treated as a transfer of property described in Section 351(a) of the Code, such opinion to be dated on or about the date that is two business days prior to the date this Prospectus is first mailed to stockholders of Upjohn and Pharmacia, which opinion shall not have been withdrawn or modified in any material respect; (2) Shearman & Sterling shall have issued its opinion addressed to the Company, Pharmacia and Upjohn, based upon customary representations of Pharmacia, the Company and Upjohn, and customary assumptions, to the effect that the Offer (in conjunction with the acquisition of shares of Upjohn stock pursuant to the Merger) will be treated for federal income tax purposes as a transfer of property described in Section 351(a) of the Code, such opinion to be dated on or about the date that is two business days prior to the date this Prospectus is first mailed to stockholders of Upjohn and Pharmacia, which opinion shall not have been withdrawn in any material respect; and (3) Mannheimer Swartling and KPMG Bohlins AB shall have issued their opinion addressed to the Company, Upjohn and Pharmacia, based upon representations of Pharmacia and assumptions concerning, among other things, the actions of holders of Pharmacia Shares, to the effect that, under the income tax laws of Sweden, none of the Company, Pharmacia or the Pharmacia stockholders will recognize taxable income or gain as a result of the Offer; (j) the shares of New Common Stock to be issued pursuant to the Merger and the Offer shall have been authorized for listing on the NYSE, subject to official notice of issuance, and the SDSs representing the New Common Stock shall have been authorized for listing on the SSE; and (k) a number of Pharmacia Securities representing more than 90% of the number of shares and voting power of then outstanding Pharmacia Securities shall have been validly tendered and not withdrawn prior to the expiration of the Offer.

     The obligations of Upjohn to consummate the Combination, or to permit the consummation of the Combination, are subject to the satisfaction or, if permitted by applicable law, waiver of the following further conditions: (a) each of the representations and warranties of Pharmacia contained in the Combination Agreement shall be true and correct as of the Effective Time as though made on and as of the Effective Time, except where any such failure or failures to be so true and correct, in the aggregate, would not have a Pharmacia Material Adverse Effect (as defined in the Combination Agreement), and except that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date, except where any such failure or failures to be so true and correct, in the aggregate, would not have a Pharmacia Material Adverse Effect, and Upjohn shall have received a certificate of the Chairman, President or Chief Financial Officer of Pharmacia to such effect; and (b) Pharmacia shall have performed or

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

complied in all material respects with all agreements and covenants required by the Combination Agreement to be performed or complied with by it on or prior to the Effective Time and Upjohn shall have received a certificate of the Chairman, President or Chief Financial Officer of Pharmacia to that effect.

     The obligations of Pharmacia to consummate the Combination, or to permit the consummation of the Combination, are subject to the satisfaction or, if permitted by applicable law, waiver of the following further conditions: (a) each of the representations and warranties of Upjohn contained in the Combination Agreement shall be true and correct as of the Expiration Date, as though made on and as of the Expiration Date, except where any such failure or failures to be so true and correct, in the aggregate, would not have an Upjohn Material Adverse Effect (as defined in the Combination Agreement), and except that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date, except where any such failure or failures to be so true and correct, in the aggregate, would not have an Upjohn Material Adverse Effect, and Pharmacia shall have received a certificate of the Chairman, President or Chief Financial Officer of Upjohn to such effect; and (b) Upjohn shall have performed or complied in all material respects with all agreements and covenants required by the Combination Agreement to be performed or complied with by it on or prior to the Effective Time, and Pharmacia shall have received a certificate of the Chairman, President or Chief Financial Officer of Upjohn to that effect.

REPRESENTATIONS AND WARRANTIES

     The Combination Agreement contains various representations and warranties of Upjohn, Pharmacia, the Company and Merger Sub relating to (i) each of their respective organizations and similar corporate matters, (ii) each of their capitalizations, (iii) authorization, execution, delivery, performance and enforceability of the Combination Agreement, and (iv) the absence of conflicts, violations and defaults under their respective organizational documents and certain other agreements and documents. In addition, the Combination Agreement contains various representations and warranties of Upjohn and Pharmacia relating to, among other things, (i) permits and compliance with laws, (ii) the documents and reports filed by them with the Commission and the SSE and the accuracy of the information contained therein, (iii) the absence of certain changes or events, (iv) employee benefit plans and labor matters, (v) certain accounting and tax matters, (vi) material contracts and debt instruments, (vii) litigation,
(viii) environmental matters, (ix) intellectual property, (x) taxes, (xi) the opinions of the parties' respective financial advisors and (xii) brokers.

CERTAIN COVENANTS; CONDUCT OF BUSINESS PRIOR TO CONSUMMATION OF THE TRANSACTIONS

     Upjohn has agreed that, prior to the Effective Time, except as otherwise contemplated by the Combination Agreement or unless Pharmacia has otherwise agreed in writing, which agreement will not be unreasonably withheld or delayed,
(1) the businesses of Upjohn and the Upjohn Subsidiaries shall be conducted only in, and Upjohn and the Upjohn Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice and (2) Upjohn shall use its reasonable best efforts to keep available the services of such of the current officers, significant employees and consultants of Upjohn and the Upjohn Subsidiaries and to preserve the current relationships of Upjohn and the Upjohn Subsidiaries with such of the customers, suppliers and other persons with which Upjohn or any Upjohn Subsidiary has significant business relations as Upjohn deems reasonably necessary in order to preserve substantially intact its business organization. Except as contemplated by the Combination Agreement, the Upjohn Board will not (unless required by applicable laws or stock exchange regulations) cause or permit Upjohn or any Upjohn Subsidiary to, and will neither cause nor permit any of Upjohn's affiliates (over which it exercises control), or any of their officers, directors, employees and agents to, prior to the Effective Time, directly or indirectly, do, or agree to do, any of the following, without the prior written consent of Pharmacia, which consent will not be unreasonably withheld or delayed: (a) amend or otherwise change its Restated Certificate of Incorporation or By-laws or equivalent organizational documents; (b) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, (i) any shares of capital stock of Upjohn or any Upjohn Subsidiary of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest

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

(including, without limitation, any phantom interest), of Upjohn or any Upjohn Subsidiary (except for the issuance of (A) a maximum of 10,867,250 shares of Upjohn Common Stock issuable pursuant to the Upjohn Stock Options outstanding on the date of the Combination Agreement and the issuance, in the ordinary course of business and consistent with past practice, of the Upjohn Stock Options to purchase a maximum of 1,771,299 shares of Upjohn Common Stock pursuant to the Upjohn Stock Option Plans in effect on the date of the Combination Agreement and the shares of Upjohn Common Stock issuable pursuant to such Upjohn Options, in accordance with the terms of the Upjohn Stock Option Plan; (B) a maximum of 650,000 shares of Upjohn Series A Preferred Stock pursuant to the Rights Agreement; (C) a maximum of 7,322,020 shares of Upjohn Common Stock issuable upon conversion of the Upjohn Preferred Stock; (D) subject to Section 7.01(f) of the Combination Agreement, any securities required by virtue of (x) the Upjohn Incentive Programs and (y) the Upjohn Deferred Compensation Plan for Directors; and (E) a maximum of 6,653,523 rights to purchase shares of Upjohn Preferred Stock issuable in connection with issuances of Upjohn Common Stock made in accordance with this paragraph or (ii) any property or assets of Upjohn or any Upjohn Subsidiary, except in the ordinary course of business and in a manner consistent with past practice; (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than (i) any regular quarterly dividend declared and paid in accordance with past practice and not in excess of $.37 per share of Upjohn Common Stock for any quarter ending prior to September 30, 1995, (ii) a quarterly dividend not in excess of $.39 per share of Upjohn Common Stock for the quarter ending December 31, 1995 and any subsequent quarter and (iii) regular quarterly cash dividends not in excess of $629.69 per share of Upjohn Preferred Stock; (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;
(e)(i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization, person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice and any other acquisitions for consideration that are not, in the aggregate, in excess of $250,000,000; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, except for indebtedness for borrowed money incurred in the ordinary course of business and consistent with past practice or incurred to refinance outstanding indebtedness for borrowed money existing on the date of the Combination Agreement or other indebtedness for borrowed money with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $200,000,000; (iii) terminate, cancel, request or agree to any material change in any Upjohn Material Contract (as defined in the Combination Agreement) or enter into any contract or agreement material to the business, results of operations or financial condition of Upjohn and the Upjohn Subsidiaries taken as a whole, in either case other than in the ordinary course of business, consistent with past practice; (iv) make or authorize any capital expenditure, other than capital expenditures that are not, in the aggregate, in excess of $350,000,000 for Upjohn and the Upjohn Subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this clause (e); (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of Upjohn or any Upjohn Subsidiary who are not officers of Upjohn, or grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of Upjohn or any Upjohn Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except as contemplated by the Combination Agreement or to the extent required by applicable Law or the terms of a collective bargaining agreement; (g) take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practice; (h) waive, release, assign, settle or compromise any material claims or litigation; (i) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability; or (j) authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing.

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

     Pharmacia has agreed to comply with substantially similar limitations with regard to the conduct of its business prior to the Effective Time.

COMPETING TRANSACTIONS

     Pursuant to the Combination Agreement, each of Upjohn, Pharmacia, the Company and Merger Sub has agreed that it will not, directly or indirectly, and will instruct its officers, directors, employees, subsidiaries, agents or advisors or other representatives (including, without limitation, any investment banker, attorney or accountant retained by it), not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any other action knowingly to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of such party or any of its subsidiaries, or any investment banker, financial advisor, attorney, accountant or other representative retained by such party or any of such party's subsidiaries, to take any such action. Each party to the Combination Agreement will notify the other party promptly if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Competing Transaction is made. Each party to the Combination Agreement immediately will cease and cause to be terminated all existing discussions or negotiations with any parties conducted prior to August 20, 1995 with respect to a Competing Transaction and promptly request that all confidential information furnished on behalf of such party be returned. Each party to the Combination Agreement agrees not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.

     Notwithstanding the foregoing, the board of directors of each party may cause such party to furnish information to, and may participate in discussions or negotiations with, any person that, unsolicited by such party, has submitted a written proposal to such board of directors relating to a Competing Transaction, in each case to the extent that the board of directors of such party determines in good faith that the failure to do so would cause the board of directors of such party to breach its fiduciary duties to such party or its stockholders under applicable laws after receipt of advice to such effect from independent legal counsel (who may be such party's regularly engaged independent legal counsel) and any such furnishing of information and participation in discussions or negotiations will not constitute a breach of the Combination Agreement by such party; provided, however, that any party furnishing such information, or participating in such discussions or negotiations, will notify the other promptly of such action and will, in any such notice, indicate the identity of the person making such written proposal and, in reasonable detail, the terms and conditions of such written proposal.

     Notwithstanding the foregoing, the provisions of the Combination Agreement relating to Competing Transaction will apply to directors of Pharmacia and Upjohn solely in their capacity as directors of Pharmacia and Upjohn, respectively, and no actions taken by such directors in their capacity as officers or directors of any other person shall be deemed to be a violation of such provisions of the Combination Agreement.

     The Combination Agreement defines a "Competing Transaction" to mean any of the following involving Pharmacia or Upjohn, as the case may be (other than the Combination contemplated by the Combination Agreement): (i) a merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange transfer or other disposition of 25% or more of the assets of such party and its subsidiaries, taken as a whole; or
(iii) a tender offer or exchange offer for, or any other acquisition of, 10% or more of the outstanding voting securities of such party.

     The Combination Agreement provides that the Confidentiality Agreement executed by Upjohn and Pharmacia on May 4, 1995 survives the execution of the Combination Agreement. Pursuant to the Confidentiality Agreement, each party agreed not to disclose information given to it by the other party except in certain circumstances.

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

THE COMPANY BOARD OF DIRECTORS AND THE GLOBAL CORPORATE MANAGEMENT CENTER

     The Combination Agreement provides that, immediately prior to the Effective Time, the Company will, and Pharmacia and Upjohn will cause the Company to, take action to (i) cause the full Board of Directors of the Company at the Effective Time to consist of (A) eight persons who are currently directors of Pharmacia and are mutually agreeable to Pharmacia and Upjohn and (B) eight persons who are currently directors of Upjohn and are mutually agreeable to Pharmacia and Upjohn and (ii) cause to be confirmed as (w) Chairman of the Company, Jan Ekberg, (x) President and Chief Executive Officer of the Company, John L. Zabriskie, (y) Executive Vice President of the Company, Goran Ando, and (z) Executive Vice President of the Company, Robert C. Salisbury. Pharmacia and Upjohn will designate the persons who will be the directors of the Company at the Effective Time no later than the Registration Statement Effective Date.

     The Combination Agreement provides that at the Effective Time, Pharmacia and Upjohn will cause the Company to have an Executive Management Committee consisting of the Chairman, the President and Chief Executive Officer and the Executive Vice Presidents of the Company referred to above. The President and Chief Executive Officer will be the chairman of the Executive Management Committee. The purpose of the Executive Management Committee will be to enhance communication, coordination, and effective shared decision making among the senior executives of the Company, and the members of such committee shall meet from time to time to consult with each other on key issues relating to the business of the Company. The Executive Management Committee will be dissolved at such time as the Board of Directors of the Company determines that the synergies expected to be obtained as a result of the Combination have been substantially realized.

     As soon as practicable after the Effective Time, but in no event later than six months after the Effective Time, the Company will establish its global corporate management group in or proximate to London. The officers of the Company will cause those certain persons as shall be agreed to by Pharmacia and Upjohn prior to the date of the Combination Agreement to have their principal place of business established in the United Kingdom.

     SWEDISH DEPOSITARY FACILITY

     The Combination Agreement provides that as soon as practicable after the date of the Combination Agreement, the Company will use its reasonable best efforts to cause a commercial bank to operate a depositary facility in Sweden for the New Common Stock. The Company will pay all fees of such commercial bank relating to the establishment and operation of such depositary facility, including, without limitation, any fees payable in connection with the trading of the SDSs and the distribution of dividends.


     EMPLOYEE BENEFIT MATTERS


     Pharmacia, Upjohn and the Company each agree to the following with respect to the compensation and benefits programs of Pharmacia, Upjohn and the Company:

          (i) except as contemplated by the Combination Agreement or Annex A to the Combination Agreement, for a period of 18 months following the Effective Time, Pharmacia and Upjohn will each maintain employee benefit plans and arrangements which in the aggregate will provide a similar level of benefits to active and retired employees of the respective companies to those provided under the respective companies' employee benefit plans and arrangements as in effect immediately prior to the Effective Time; provided, however, that changes may be made to such employee benefit plans and arrangements to the extent necessary to comply with applicable law. From and after the Effective Time, the Company will honor, and will cause Upjohn or Pharmacia, as the case may be, to honor in accordance

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

     with their terms, all existing employment and severance agreements and severance plans which apply to current or former employees or directors of Upjohn or Pharmacia. The Company will honor all outstanding awards under the Upjohn Incentive Programs.

          (ii) To the extent that service is relevant for purposes of eligibility, participation, vesting or benefit accrual under any employee benefit plan, program or arrangement established or maintained by the Company, Pharmacia or Upjohn, employees of Pharmacia and Upjohn will be credited for service accrued or deemed accrued prior to the Effective Time with Pharmacia or Upjohn, as the case may be, provided, however, that such crediting of service does not result in the duplication of benefits or an unintended windfall with respect to the accrual of benefits.

          (iii) Effective as of the Effective Time, the Plan will be amended to permit employees of Pharmacia who are United States citizens or are regularly employed in the United States or its territories or possessions to participate therein.

          (iv) The Company, Pharmacia and Upjohn will undertake a review to determine whether it is desirable for the Company to establish one or more employee stock ownership plans or equivalent arrangements for non-U.S. employees, which will be structured after taking into account local laws and practices as well as tax and other relevant considerations, in which Pharmacia and Upjohn employees at locations outside the United States will be eligible to participate.

          (v) Effective as of the Effective Time, the Company will adopt an equity-based management incentive plan or equivalent arrangement in which key employees of Pharmacia and Upjohn will be eligible to participate on an equivalent basis. Such Equity Plan will provide for the granting of stock options and/or other equity-based awards, and it is anticipated that stock options under such Equity Plan will be granted to participating key employees after the Effective Time in accordance with past practice of Upjohn.

          (vi) Effective as of the Effective Time, the Company will adopt an annual incentive compensation plan in which key employees of Pharmacia and Upjohn will be eligible to participate on an equivalent basis.

UPJOHN RIGHTS AGREEMENT

     Upjohn has represented that it has taken all necessary action to amend the Rights Agreement so that neither the execution of the Combination Agreement nor the consummation of the Merger will (a) cause the Rights issued pursuant to the Rights Agreement to become exercisable, (b) cause Volvo, Stattum, Pharmacia, the Company or Merger Sub to become an Acquiring Person (as such term is defined in the Rights Agreement) or (c) give rise to a Distribution Date or a Triggering Event (as each term is defined in the Rights Agreement).

     Upjohn has also covenanted to take all necessary action, prior to the Effective Time, (i) to redeem, for $.05 per Right, all of the outstanding Rights, effective immediately prior to the Effective Time, and (ii) to ensure that after such redemption (A) none of Upjohn, the Company or Merger Sub shall have any obligations under the Rights or the Rights Agreement and (B) none of the holders of the Rights shall have any rights under the Rights or the Rights Agreement.

TERMINATION OR AMENDMENT OF THE COMBINATION AGREEMENT

     The Combination Agreement provides that it may be terminated and the Merger and the Offer may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Combination Agreement, as follows:

          (a) by mutual written consent duly authorized by the Boards of Directors of each of Pharmacia and Upjohn;

          (b) by either Pharmacia or Upjohn, if the Effective Time shall not have occurred on or before February 15, 1996; provided, however, that (i) the right to terminate the Combination Agreement under this paragraph (b) shall not be available to the party whose failure to fulfill any obligation under the Combination Agreement shall have been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; (ii) if the applicable federal antitrust authority shall seek an Order with respect to the legality of the Combination under applicable antitrust Laws, the Combination Agreement may be extended prior to the termination thereof by written notice of either Pharmacia or Upjohn to the other to the date that is 30 days following the date on which a ruling with respect to such an Order is entered by a trial court or administrative body; and (iii) if such Order shall have been entered which had the effect of enjoining the consummation of the Combination and any party thereto shall have commenced an appeal thereof, the Combination Agreement may be extended prior to the termination thereof by written notice of either Pharmacia or Upjohn to the other to the date which is 30 days following the issuance of a decision by the applicable appeals court with respect to such an appeal; provided, further, that, notwithstanding anything to the contrary in this paragraph (b), in no event shall the Combination Agreement be extended beyond May 31, 1996;

          (c) by either Pharmacia or Upjohn, if any Order preventing the consummation of the Merger or the Offer or Compulsory Acquisition shall have been entered by any court of competent jurisdiction and shall have become final and nonappealable;

          (d) by Pharmacia, if (i) the Upjohn Board withdraws, modifies or changes its recommendation of the Combination Agreement in a manner adverse to the Company or Pharmacia or shall have resolved to do so, (ii) the Upjohn Board shall have recommended to the stockholders of Upjohn a Competing Transaction or shall have resolved to do so, or (iii) a tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of Upjohn is commenced, and the Upjohn Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

          (e) by Upjohn, if (i) the Board of Directors of Pharmacia withdraws, modifies or changes its recommendation of the Offer in a manner adverse to the Company or Upjohn or shall have resolved to do so, (ii) the Pharmacia Board shall have recommended to the stockholders of Pharmacia a Competing Transaction or shall have resolved to do so, or (iii) a tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of Pharmacia is commenced (other than the Offer), and the Pharmacia Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

          (f) by Pharmacia or Upjohn, (i) if the Combination Agreement shall fail to receive the requisite vote for adoption at the Upjohn Special Meeting or any adjournment or postponement thereof, or (ii) the Offer expires without any Pharmacia Securities having been accepted for payment;

          (g) by Pharmacia, upon a breach of any material representation, warranty, covenant or agreement on the part of Upjohn set forth in the Combination Agreement, or if any representation or warranty of Upjohn shall have become untrue, in either case such that the conditions set forth in
     Section 9.03 of the Combination Agreement would not be satisfied; provided, however, that, if such breach is curable by Upjohn through the exercise of its best efforts and for so long as Upjohn continues to exercise such best efforts, Pharmacia may not terminate the Combination Agreement under this paragraph (g);

          (h) by Upjohn, upon a breach of any material representation, warranty, covenant or agreement on the part of Pharmacia set forth in the Combination Agreement, or if any representation or warranty of Pharmacia shall have become untrue, in either case such that the conditions set forth in Section
     9.02 of the Combination Agreement would not be satisfied; provided, however, that, if such breach is curable by Pharmacia through the exercise of its best efforts and for so long as Pharmacia continues to exercise such best efforts, Upjohn may not terminate the Combination Agreement under this paragraph (h);

          (i) by Pharmacia, if the Pharmacia Board shall, following receipt of advice of independent legal counsel (who may be Pharmacia's regularly engaged independent legal counsel) that failure to so terminate would cause the Pharmacia Board to breach its fiduciary duties under applicable Laws, have withdrawn, modified or changed its recommendation of the approval of the Offer in a manner adverse to the Company or Upjohn and, on or prior to such date, any person (other than the Company or Upjohn) shall have made a public announcement or otherwise communicated to Pharmacia and its stockholders with respect to a Competing Transaction; provided, however, that Pharmacia may not terminate the Combination Agreement pursuant to this paragraph (i) until three business days have elapsed following delivery to Upjohn of written notice of such determination of Pharmacia (which written notice will inform Upjohn of the material terms and conditions of the Competing Transaction); provided, further, however, that such termination under this paragraph (i) shall not be effective until Pharmacia has made payment to Upjohn of the amounts required to be paid pursuant to Section 10.05(c) of the Combination Agreement; or

          (j) by Upjohn, if the Upjohn Board shall, following receipt of advice of independent legal counsel (who may be Upjohn's regularly engaged independent legal counsel) that failure to so terminate would cause the Upjohn Board to breach its fiduciary duties under applicable laws, have withdrawn, modified or changed its recommendation of the adoption of the Combination Agreement in a manner adverse to the Company or Pharmacia and, on or prior to such date, any person (other than the Company or Pharmacia) shall have made a public announcement or otherwise communicated to Upjohn and its stockholders with respect to a Competing Transaction; provided, however, that Upjohn may not terminate the Combination Agreement pursuant to this paragraph (j) until three business days have elapsed following delivery to Pharmacia of written notice of such determination of Upjohn (which written notice will inform Pharmacia of the material terms and conditions of the Competing Transaction); provided further, however, that such termination under this paragraph (j) shall not be effective until Upjohn has made payment to Pharmacia of the amounts required to be paid pursuant to Section 10.05(b) of the Combination Agreement.

     In the event of termination of the Combination Agreement, the Combination Agreement will become void, there will be no liability under the Combination Agreement on the part of Pharmacia, Upjohn, the Company or Merger Sub or any of their respective officers or directors, and all rights and obligations of each party thereto will cease, subject to the remedies of the parties set forth below; provided, however, that no party will be relieved from liability for the willful breach of any of its respective representations and warranties or the breach of any of its respective covenants or agreements set forth in the Combination Agreement.

     Except as set forth below, all Expenses (as defined below) incurred in connection with the Combination Agreement and the Transactions will be paid by the party incurring such Expenses, whether or not the Merger or the Offer is consummated, except that Pharmacia and Upjohn each will pay one-half of all Expenses relating to printing, filing and mailing this Prospectus and all Commission and other regulatory filing fees incurred in connection with the Registration Statement and the Disclosure Documents. "Expenses" as used in the Combination Agreement consist of all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party to the Combination Agreement and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Combination Agreement; the preparation, printing, filing and mailing of this Prospectus, the solicitation of stockholder approvals and all other matters related to the closing of the Transactions.

     Upjohn has agreed that, if (A) Upjohn terminates the Combination Agreement pursuant to paragraph (j) set forth above, (B) (y) Pharmacia terminates the Combination Agreement pursuant to paragraph (d) set forth above and (z) at the time of such termination, any person shall have made a public announcement or otherwise communicated to Upjohn and its stockholders with respect to a Competing Transaction with respect to Upjohn, or (C) (i) Pharmacia terminates the Combination Agreement pursuant to paragraph (f)(i) set forth above due to the failure of the Upjohn Stockholder Approval Condition, (ii) at the time of such failure, any person shall have made a public announcement or otherwise communicated to Upjohn and its stockholders with respect to a Competing Transaction with respect to Upjohn and (iii) within 12 months thereafter, such Competing Transaction shall be consummated, in each case resulting in a Change of Control (as defined below) of Upjohn, then promptly after such termination, or (in the case of clause (C)) promptly after the consummation of such Competing Transaction, Upjohn shall reimburse Pharmacia for all of its Expenses (upon receipt of reasonable documentation in respect thereof) up to an aggregate amount of $50,000,000.

     Pharmacia has agreed that, if (A) Pharmacia shall terminate the Combination Agreement pursuant to paragraph (i) set forth above, (B) (y) Upjohn shall terminate the Combination Agreement pursuant to paragraph (e) set forth above and (z) at the time of such termination, any person shall have made a public announcement or otherwise communicated to Pharmacia and its stockholders with respect to a Competing Transaction with respect to Pharmacia or (C) (i) Upjohn shall terminate the Combination Agreement pursuant to paragraph (f)(ii) set forth above due to the fact that the Offer has expired without any Pharmacia Securities having been accepted for payment, (ii) at the time of such failure, any person shall have made a public announcement or otherwise communicated to Pharmacia and its stockholders with respect to a Competing Transaction with respect to Pharmacia and (iii) within 12 months thereafter, such Competing Transaction shall be consummated, in each case resulting in a Change of Control (as defined below) of Pharmacia, then promptly after such termination, or (in the case of clause (C)) promptly after the consummation of such Competing Transaction, Pharmacia shall reimburse Upjohn for all its Expenses (upon receipt of reasonable documentation in respect thereof) up to an aggregate amount of $50,000,000.

     The Combination Agreement defines a "Change of Control" with respect to any particular person to mean the occurrence of any of the following events with respect to such person: (i) there shall be consummated (A) any merger, consolidation or combination involving such person in which such person is not the continuing or surviving corporation, or pursuant to which shares of such person's voting stock would be converted in whole or in part into cash, other securities or other property, other than a merger, consolidation or combination involving such person in which the holders of such person's voting stock immediately prior to the merger, consolidation or combination have substantially the same proportionate ownership of voting stock of the surviving corporation immediately after the merger, consolidation or combination or (B) any sale, lease, exchange or transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of such person, or (ii) any person, other than such person or a subsidiary thereof or any employee benefit plan sponsored by such person or a subsidiary thereof or a corporation owned, directly or indirectly, by the stockholders of such person in substantially the same proportions in their ownership of stock of such person, shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of such person representing 50% or more of the combined voting power of then outstanding securities ordinarily (and apart from rights accruing in special circumstances) having the right to vote in the election of directors, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise.

     Each of Pharmacia and Upjohn has agreed that the payments described above shall be the sole and exclusive remedies of the parties upon a termination of the Combination Agreement pursuant to paragraph (d), (e), (f), (i) or (j) set forth above, as the case may be, and such remedies will be limited to the payments stipulated above, regardless of the circumstances giving rise to such termination; provided, however, that nothing in the Combination Agreement will relieve any party from liability for the willful breach of any of its respective representations and warranties or the breach of any of its respective covenants or agreements set forth in the Combination Agreement.

     In the event that Pharmacia or Upjohn, as the case may be, fails to pay any Expenses when due, the amount of any such Expenses will be increased to include the costs and expenses actually incurred or accrued by the other (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of the Expenses provisions of the Combination Agreement, together with interest on such unpaid Expenses, commencing on the date that such Expenses became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank's Prime Rate plus 1.00%.

     The Combination Agreement may be amended by the parties thereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the adoption of the Combination Agreement by the stockholders of Upjohn, no amendment may be made that would reduce the amount or change the type of consideration into which each share of Upjohn Stock will be converted upon consummation of the Merger. The Combination Agreement may not be amended except by an instrument in writing signed by the parties thereto.

     At any time prior to the Effective Time, any party to the Combination Agreement may (a) extend the time for the performance of any obligation or other act of any other party thereto, (b) waive any inaccuracy in the representations and warranties contained therein or in any document delivered pursuant thereto, and (c) waive compliance with any agreement or condition contained therein; provided, however, that the Company and Merger Sub (x) will waive any of the Combination Conditions if so directed by Pharmacia and Upjohn, jointly, and (y) may not waive any Combination Condition without the prior written consent of each of Upjohn and Pharmacia. Any waiver of a Combination Condition, or any determination that such Combination Condition has been satisfied, will be effective only if made in writing by each of Upjohn and Pharmacia and, unless otherwise specified in such writing, will thereafter operate as a waiver (or satisfaction) of such Combination Condition for any and all purposes of the Combination Agreement. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

DIRECTOR AND OFFICER LIABILITY

     The Combination Agreement provides that for a period of six years after the Effective Time, the Company will cause to be maintained in effect the current directors' and officers' liability insurance policies maintained by Upjohn and Pharmacia (provided that the Company may, and in the event of the cancellation or termination of such policies, the Company will substitute therefor policies reasonably satisfactory to the indemnified parties of at least the same coverage containing terms and conditions which are no less advantageous) with respect to claims arising from facts or events that occurred prior to the Effective Time.

     The Combination Agreement provides that from and after the Effective Time, the Company agrees that it will indemnify and hold harmless each present and former director and officer of Upjohn or Pharmacia, determined as of the Effective Time, against any Costs (as defined in the Combination Agreement) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Upjohn or Pharmacia would have been permitted under Delaware or Swedish law, as the case may be, and their charter documents (each as in effect on the date of the Combination Agreement) to indemnify such indemnified parties (and the Company will also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that such indemnified party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such indemnified party is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under Delaware or Swedish law and Upjohn's or Pharmacia's charter documents will be made by independent counsel selected by the Company.

     To the extent the foregoing provision does not serve to indemnify and hold harmless an Indemnified Party (as defined in the Combination Agreement), for a period of six years after the date of the Combination Agreement, the Combination Agreement provides that the Company will, subject to the terms set forth in the Combination Agreement, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and the Company will also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification), each Indemnified Party against any Costs incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the Transactions; provided, however, that the Company will not be required to indemnify any Indemnified Party if it is determined that the Indemnified Party acted in bad faith and not in a manner such Indemnified Party believed to be in or not opposed to the best interests of Upjohn or Pharmacia, as the case may be.

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

                           THE CO-PROMOTION AGREEMENT


     The following description of certain terms of the Co-Promotion Agreement is only a summary and does not purport to be complete. This discussion is qualified in its entirety by reference to the complete text of the Co-Promotion Agreement which is incorporated in this Prospectus by reference to Upjohn's Current Report on Form 8-K, dated August 21, 1995.


     Upjohn and Pharmacia have entered into the Co-Promotion Agreement, pursuant to which Upjohn will co-promote Pharmacia's Fragmin, Estring and Mycobutin products in the United States and Canada commencing on the date of the completion of the initial product promotion plan, and terminating, in the case of each product, on the later of December 31, 2000 and the date five years after the commencement of co-promotion activities with respect to such product. Upon a Change of Control (as defined in the Co-Promotion Agreement) of either Upjohn or Pharmacia, either party may terminate the agreement.

     The Co-Promotion Agreement is not conditioned upon the consummation of the Combination. The Co-Promotion Agreement provides that Pharmacia shall pay to Upjohn an amount equal to such fraction of 25% of the aggregate net sales of the products as the amount of Upjohn's promotional efforts under the Co-Promotion Agreement bears to the aggregate amount of such efforts expended by both parties, provided that Upjohn will be allocated at least 60% of the promotional efforts under the Co-Promotion Agreement and, accordingly, will receive not less than 15% of the aggregate net sales of the products. Such promotional efforts are to be measured by the aggregate time spent on co-promotional activities by each party's U.S. and Canadian salesforce. Neither party shall be entitled to any other compensation with respect to the co-promotion of the products other than as explicitly provided in the Co-Promotion Agreement.


                         REGISTRATION RIGHTS AGREEMENT



     The following description of certain terms of the Registration Rights Agreement is only a summary and does not purport to be complete. This discussion is qualified in its entirety by reference to the complete text of the Registration Rights Agreement which is an exhibit to the Registration Statement and is incorporated by reference herein. Capitalized terms used in this section and not otherwise defined in this Prospectus have the meanings ascribed to them in the Registration Rights Agreement.



     Pursuant to the Registration Rights Agreement, at any time following the date on which Volvo first receives New Common Stock in connection with the Offer, to and including the date on which the Company shall have obtained a written opinion of legal counsel reasonably satisfactory to Volvo and addressed to the Company and Volvo to the effect that the New Common Stock held by Volvo may be publicly offered for sale in the United States by Volvo without restriction as to manner of sale and amount of securities sold and without registration under the Securities Act, Volvo shall have the right on five occasions to require the Company to file a registration statement under the Securities Act in respect of all or a portion of the New Common Stock obtained by Volvo in connection with the Offer. As promptly as practicable, but in no event later than 30 days after the Company receives a written request from Volvo demanding that the Company so register the number of New Common Stock specified in such request, which number shall not be less than 7,500,000, the Company shall file with the Commission and thereafter use its reasonable best efforts to cause to be declared effective a registration statement providing for the registration of such number of the New Common Stock as Volvo shall have demanded be registered. In addition, if the Company shall file a registration statement with respect to New Common Stock, Volvo will be entitled to cause the Company to register securities obtained by Volvo in connection with the Offer under such registration statement. Certain of the rights of Volvo under the Registration Rights Agreement are assignable to third parties with the consent of the Company (which may not be unreasonably withheld). Pharmacia, Upjohn and the Company have indicated their willingness to enter into a registration rights agreement substantially similar to the Registration Rights Agreement with Stattum.


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

                  TAX CONSEQUENCES OF THE MERGER AND THE OFFER

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of the material United States federal income tax consequences of the Merger and the Offer and is not intended to be a complete discussion of all potential tax effects that might be relevant to the Merger or the Offer. Such discussion deals only with citizens or residents of the United States or domestic corporations that hold shares of Upjohn Common Stock or Pharmacia Securities ("U.S. Holders"), except that the discussion below of tax consequences to Pharmacia stockholders also is directed to Canadian Persons who accept the U.S. Offer. This summary assumes that the shares of Upjohn Common Stock, or the Pharmacia Securities, as the case may be, have been held as capital assets. The summary may not be applicable to certain classes of taxpayers, including, without limitation, the holder of Upjohn Preferred Stock, insurance companies, tax-exempt organizations, financial institutions, securities dealers, broker-dealers, foreign persons, persons who hold shares of Upjohn Common Stock or Pharmacia Securities as part of a straddle or conversion transaction, and persons who acquired shares of Upjohn Common Stock or Pharmacia Securities pursuant to an exercise of employee stock options or rights or otherwise as compensation. Moreover, the state, local, foreign and estate tax consequences to Upjohn and Pharmacia stockholders are not discussed.

     This summary is based on laws, regulations, rulings, practice and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) by legislation, administrative action or judicial decision. No ruling has been or will be requested from the Internal Revenue Service on any tax matter relating to the consequences of the Merger or the Offer. EACH STOCKHOLDER OF UPJOHN AND PHARMACIA IS URGED TO CONSULT WITH SUCH STOCKHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE COMBINATION DESCRIBED HEREIN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

  Tax Consequences to Upjohn Stockholders

     In the opinion of Sullivan & Cromwell, special counsel to Upjohn, the following is a discussion of the material United States federal income tax consequences of the Merger to Upjohn stockholders. This opinion is based, among other things, on customary representations of the parties and customary assumptions.

     In the opinion of Sullivan & Cromwell, no gain or loss will be recognized by Upjohn, the Company or Merger Sub for United States federal income tax purposes as a result of the Merger. A U.S. Holder of Upjohn Common Stock who, pursuant to the Merger, exchanges such U.S. Holder's Upjohn Common Stock solely for New Common Stock will not recognize gain or loss for United States federal income tax purposes. The basis of shares of New Common Stock received in the Merger by U.S. Holders of Upjohn Common Stock (including the basis of any fractional share interest in New Common Stock) will be the same as the basis of the shares of Upjohn Common Stock surrendered in exchange therefor. The holding period of the shares of New Common Stock received by each U.S. Holder of Upjohn Common Stock will include the holding period of the Upjohn Common Stock surrendered in exchange therefor.


     No fractional shares of New Common Stock will be issued pursuant to the Merger. A U.S. Holder of Upjohn Common Stock who, pursuant to the Merger, receives cash in lieu of a fractional share of New Common Stock will be treated as having received such cash in exchange for such fractional share interest. Provided that the fractional share interest would have constituted a capital asset in the hands of such U.S. Holder, the holder should in general recognize capital gain or loss on such deemed redemption in an amount equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share of New Common Stock.


     The distribution of cash to Upjohn stockholders before the Merger in redemption of the outstanding Rights issued pursuant to the Rights Agreement will be a dividend taxed as ordinary income.

  Tax Consequences to Pharmacia Stockholders

     In the opinion of Shearman & Sterling, counsel to Pharmacia, the following is a discussion of the material United States federal income tax consequences of the Offer to Pharmacia stockholders that are U.S. Holders or Canadian Persons that accept the U.S. Offer. This opinion is based, among other things, on customary representations of the parties and customary assumptions.

     In the opinion of Shearman & Sterling, no gain or loss will be recognized by Pharmacia or the Company for United States federal income tax purposes as a result of the Offer. A Pharmacia stockholder who holds Pharmacia Securities and who, pursuant to the Offer, exchanges such Pharmacia Securities for New Common Stock will not recognize gain or loss for United States federal income tax purposes. The basis of shares of New Common Stock received in the Offer by such a holder of Pharmacia Securities will be the same as the basis of the Pharmacia Securities surrendered in exchange therefor. The holding period of the shares of New Common Stock received by such holder of Pharmacia Securities will include the holding period of the Pharmacia Securities exchanged therefor.

SWEDISH TAX CONSEQUENCES

  Tax Consequences to Pharmacia Stockholders

     A non-Swedish stockholder, other than an individual, is liable to tax in Sweden on the exchange of Pharmacia Securities only if the stockholder maintains a permanent establishment in Sweden and the holding of the Pharmacia Securities is effectively connected with such permanent establishment. The taxable capital gain, if any, will correspond to the difference between the acquisition cost for tax purposes and the market value of the shares in the Company immediately after the exchange. The tax rate is 28 per cent. If, on the other hand, a capital loss is realized such loss is deductible against the income of the permanent establishment. However, if the Pharmacia Securities were held as capital assets, the loss may be deducted only against capital gains on other shares or similar instruments. Such a loss can be carried forward until a qualifying capital gain arises.

     Individuals who are not resident in Sweden for tax purposes may generally be taxed on the exchange of Pharmacia Securities only if the person at any time during the ten calendar years immediately preceding the year when the exchange takes place (in this case, 1985 - 1994) has maintained his habitual abode or been resident or lived permanently in Sweden. Furthermore, such liability to tax would arise only if an applicable income tax treaty permits Sweden to levy tax or if no tax treaty is applicable. The treaty between Sweden and the U.S. does not contain such permission. Accordingly, an individual who is resident in the United States cannot be taxed in Sweden on the exchange of Pharmacia Securities.

     The tax treaty between Sweden and Canada gives Sweden the right to tax an individual who is resident in Canada and who has been a resident of Sweden at any time during the six years immediately preceding the exchange of the Pharmacia Securities. The taxable capital gain, if any, will correspond to the difference between the acquisition cost for tax purposes and the market value of the shares in the Company immediately after the exchange. The tax rate is 30%. If, on the other hand, a capital loss is realized, such loss is fully deductible against capital gains on shares or similar securities which are listed on a stock exchange and which are taxable in Sweden. If gains that are available derive from non-listed shares or similar securities, the deductible loss is reduced to 70%. Any remaining loss cannot be carried over to a later year.

     BECAUSE OF THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, EACH HOLDER IS URGED TO CONSULT SUCH HOLDER'S TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO SUCH HOLDER OF THE U.S. OFFER OR THE COMPULSORY ACQUISITION, INCLUDING THE EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX RULES AND THE EFFECT OF POSSIBLE CHANGES IN THE TAX LAWS.

     HOLDERS OF PHARMACIA SECURITIES WHO ARE CANADIAN PERSONS SHOULD CONSULT THEIR TAX ADVISOR WITH RESPECT TO THE CONSEQUENCES UNDER CANADIAN LAW IF SUCH HOLDER ACCEPTS THE U.S. OFFER.

                               REGULATORY MATTERS

     Consummation of the Combination is conditioned upon the receipt of all material governmental authorizations, consents, orders and approvals, subject to waiver of such condition, if permissible, in accordance with the terms of the Combination Agreement. Upjohn and Pharmacia intend to pursue vigorously all required regulatory approvals. However, there can be no assurance that such approvals will, in fact, be obtained, or, if obtained, as to the timing of their receipt. See "Risk Factors -- Regulatory Approvals" and "The Combination Agreement -- Conditions to the Combination."

ANTITRUST


     Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Combination may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. On August 31, 1995, Upjohn and Pharmacia filed notification and report forms under the HSR Act with the FTC and the Antitrust Division. The required waiting period under the HSR Act will expire on September 30, 1995, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. At any time before or after consummation of the Combination, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Combination or seeking divestiture of substantial assets of Upjohn or Pharmacia. At any time before or after the Effective Time of the Merger, and notwithstanding that the HSR Act waiting period has expired, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Combination or seeking divestiture of assets of Upjohn or Pharmacia or any of their respective businesses. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.


     The FTC and the Antitrust Division frequently scrutinize the legality under U.S. antitrust laws of transactions such as the Combination. At any time before or after the Combination, the FTC or the Antitrust Division could take such action under U.S. antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Combination prior to consummation, or seeking appropriate equitable relief, including divestiture of assets of Upjohn, Pharmacia or their affiliates. Private parties and state attorneys general may also bring legal action under U.S. and State antitrust laws under certain circumstances. On the basis of knowledge and information as to the businesses in which Upjohn, Pharmacia and their affiliates are engaged, Upjohn and Pharmacia believe that consummation of the Combination will not violate U.S. or State antitrust laws. Nevertheless, there can be no assurance that a challenge to the Combination on antitrust grounds will not be made or of the result if such a challenge is made.

     Based on information available to them, Upjohn and Pharmacia believe that the Combination can be effected in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, Upjohn and Pharmacia would prevail or would not be required to accept certain conditions possibly including certain divestitures in order to consummate the Combination.

EUROPEAN UNION

     Upjohn and Pharmacia each conduct business in member states of the European Community. EC Council Regulation 4064/89 requires that certain acquisitions involving parties with aggregate worldwide sales and individual European Community sales exceeding certain thresholds must be notified to and approved by the European Commission. The proposed Combination is subject to the requirements of EC Council Regulation 4064/89.

     The European Commission must review a notifiable proposed acquisition to determine whether it is compatible with the common market. An acquisition which does not create or strengthen a dominant position as a result of which effective competition would be significantly impeded in the common market or in a substantial part of the common market is considered to be compatible with the common market. Where the European Commission finds that such proposed acquisition raises serious doubts as to its compatibility with the common market, the European Commission may, within one month following notification, initiate proceedings to investigate the proposed acquisition. If it does initiate proceedings, the European Commission must make a final determination as to whether or not the proposed acquisition is compatible with the common market no later than four months after the initiation of proceedings. Upjohn and Pharmacia notified the European Commission of the Transactions by filing Form CO with the European Commission on August 28, 1995.

     If the European Commission's approval of the Combination is subject to compliance with certain conditions, there can be no assurance that the Company, Upjohn or Pharmacia will be able to satisfy or comply with such conditions or be able to cause their respective subsidiaries to satisfy or comply with any such conditions or that compliance or noncompliance will not have adverse consequences for the Company after consummation of the Combination. The Company, Upjohn and Pharmacia believe that the proposed Combination is compatible with the common market under EC Council Regulation 4064/89. Nevertheless, there can be no assurance that a challenge to the proposed Combination on the grounds that the proposed Combination is not compatible with the common market will not be made or, if a challenge is made, what the result will be. The Company's obligation to consummate the Combination is conditioned on the expiration or termination of the period of suspension under EC Council Regulation 4064/89.

STATE TAKEOVER LAWS

     A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     Upjohn and Pharmacia, directly or through subsidiaries, conduct business in a number of states throughout the United States, some of which have enacted takeover laws. The Company does not know whether any of these laws will, by their terms, apply to the Combination and has not complied with any such laws. Should any person seek to apply any state takeover law to the Combination, the Company will take such action as then appears desirable, which may include contesting the validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover laws applies to the Combination and it is not determined by an appropriate court that such act or acts do not apply or are invalid as applied to the Combination, then the Company might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Company might be unable to consummate or be delayed in consummating the Combination. In such case, the Company may not be obligated to accept for exchange any Pharmacia Securities deposited under the Offer.

FEDERAL FOOD, DRUG, AND COSMETIC ACT, ETC.


     The Company understands that each of Upjohn and Pharmacia is subject to the United States Federal Food, Drug, and Cosmetic Act (the "FFDCA") as well as the regulations of other federal and state agencies. Pursuant to regulations promulgated under the FFDCA, changes in individual ownership, corporate or partnership structure, location or drug-handling activity must be submitted within five days of such changes to the FFDCA by Form FD-2656 (Registration of Drug Establishment) as an amendment to the Registration of Drug Establishment currently on file with the FFDCA. The Company, Upjohn and Pharmacia intend to cooperate in complying with the applicable requirements of the FFDCA. The Company also understands that Upjohn's and Pharmacia's businesses may be subject to similar regulation by the laws of foreign jurisdictions in which Upjohn and Pharmacia operate and the Company plans to take all such action as is desirable or necessary as described in "Other Laws" below.


OTHER LAWS

     Upjohn and Pharmacia conduct operations in a number of countries where regulatory filings or approvals may be required or advisable in connection with the consummation of the Combination. The companies are currently in the process of reviewing whether other filings or approvals may be required or desirable in other countries which may be material to the Company and its subsidiaries. It is recognized that certain of such filings may not be completed and certain of such approvals (which are not as a matter of practice required to be obtained prior to effectiveness of a merger transaction) may not be obtained prior to the Effective Time.

                           DESCRIPTION OF THE COMPANY

     The Company was recently incorporated as a corporation under the laws of the State of Delaware for the purpose of facilitating the Combination. The Company has not conducted any activities other than in connection with its organization and in connection with the Combination. After the consummation of the Transactions, Upjohn and Pharmacia will be, directly or indirectly, wholly owned subsidiaries of the Company, which will have its global corporate management center in London, England. As of the Effective Time, the stockholders of Upjohn immediately prior to the Effective Time and the stockholders of Pharmacia immediately prior to the Effective Time will each own approximately 50 percent of the voting stock of the Company, assuming full acceptance of the Offer by Pharmacia stockholders. The Company's fiscal year will end on December 31.

     Following consummation of the Combination, the Company intends to combine and consolidate the respective research and development, manufacturing, sales, marketing and administrative operations of Upjohn, Pharmacia and their respective subsidiaries. While management of the Company believes that the Combination will create a combined entity with the resources to compete more effectively on a worldwide basis, the Company will continue to be subject to the competitive factors described under "Description of Upjohn" and "Description of Pharmacia -- Competition."

     Management of the Company will review the operations of Upjohn and Pharmacia and, upon completion of such review, will develop plans or proposals regarding, among other things, the integration or combination of the research and development efforts, production facilities and other operations of Upjohn and Pharmacia.

BUSINESS


     The Company would have had 1994 sales of nearly $7 billion (based upon the combined sales of Pharmacia and Upjohn), with prescription pharmaceutical sales placing it among the top ten in the worldwide pharmaceutical industry. In addition, based on combined 1994 results, the Company would have had 36% of its sales in the United States, compared with approximately 34% of the worldwide pharmaceutical market, ranking among the top 15 pharmaceutical companies in the United States market, 45% of its sales in Europe, compared with approximately 28% of the worldwide pharmaceutical market, ranking among the top five pharmaceutical companies in the European market, and 9% of its sales in Japan, compared with 21% of the worldwide pharmaceutical market, ranging among the top 20 pharmaceutical companies in the Japanese market, and among the top three non-Japanese pharmaceutical companies. The Company will also actively participate in the developing markets of the Pacific Rim, Eastern Europe and Latin America. The Company will have a broad product portfolio with sales expected to exceed $500 million in six key therapeutic areas.


     The Company's initial annual research and development expenditures are expected to exceed $1 billion. The Company's research and development activities will be focused on medically important therapeutic areas, including diseases of the central nervous system, oncology, critical care medicine, infectious diseases, female and reproductive health, nutritional deficiencies, metabolic diseases, ophthalmology, urology and inflammatory disorders, and will be conducted principally in the Company's three operational headquarters in Kalazamoo, Michigan, Stockholm/Uppsala, Sweden and Milan, Italy.


     The Company expects to benefit from the complementary research and development strengths of Upjohn and Pharmacia and from extensions of existing products into new formulations and indication areas. These synergies are expected to result in 28 introductions from 1995 through 1998 consisting of 17 new products, eight existing products for new indications, and three existing products that will be introduced in the United States as set forth in the table below and deeper penetration of existing markets.

    NEW CHEMICAL ENTITIES              NEW INDICATIONS                  UNITED STATES
-----------------------------   -----------------------------   -----------------------------
Zinecard -- Cardio protectant   Genotropin -- Adult growth      Genotropin -- Short Stature
Caverject -- Erectile               hormone deficiency            Fragmin -- Prevention of
  dysfunction                     Rogaine OTC -- Male pattern     deep
Freedox -- subarchnoid              baldness                        vein thrombosis
  hemorrhage                      Rogaine 5% -- Male pattern      Estring -- Local hormone
Camptosar -- Solid tumors           baldness                        replacement
Remisar -- Bladder cancer         Colestic OTC --
Latanoprost -- Glaucoma           Hyperlipidemia
Cabergoline -- Parkinson's
  Disease                         Cyclo-Provera -- Contraceptive
Pramipexole -- Parkinson's        Fragmin -- Unstable angina
  Disease                         Freedox -- Head injury
Reboxetine -- Depression          Latanoprost (comb.) --
rFVIII -- Hemophilia                Glaucoma
SnET2 -- Cancer
Eltanolone -- Anesthesia
Rescriptor -- AIDS
Hemopure -- Blood substitute
Tolterodine -- Urinary
  Incontinence
Triptorelin -- Prostate
  Cancer
Luvox -- Obsessive Compulsive
  Disorder



     The Company expects to have 24 products in early phase clinical testing, including agents in oncology, diseases of the central nervous system, infectious diseases, asthma, urinary incontinence and vascular disease that have shown positive results in earlier testing.


     The Company is also expected to have one of the world's strongest biotechnology capabilities with more than 1,000 scientists experienced in the recombinant and monoclonal technologies of molecular biology. The Company expects this biotechnology expertise to enhance its strength in other core areas such as oncology, in which the Company is expected to be a world research leader. The Company's strengths in molecular biology will also strengthen the Company's efforts in critical care medicine and inflammatory disorders. For additional information concerning the Company, see "Description of Upjohn" and the Financial Statements of Upjohn contained elsewhere herein, and "Description of Pharmacia" and the Financial Statements of Pharmacia contained elsewhere herein. The Company intends to pursue a strategy aimed at prolonging the relatively short patent life of pharmaceutical products resulting from their long development time. The Company expects to employ a number of measures, including upgrading certain products to create new patented products (as Pharmacia did with respect to its Adriamycin/Farmorubicin product), and converting certain suitable patented products to "over the counter" products (a strategy being pursued by Upjohn with respect to its hair growth product Rogaine). There can be no assurances, however, that the Company will be successful in implementing these or similar strategies.

     As of the Effective Time, the Company will have approximately 34,500 employees.

DIVIDEND POLICY


     The first dividend of the Company for the quarter ending December 31, 1995 is expected to be $0.27 per share of New Common Stock, indicating an annual dividend of $1.08 per share. Thereafter, it is expected to be the policy of the Company Board that the aggregate dividends declared on the shares of New Common Stock in each year will range between 40% to 50% of the consolidated net income of the Company (as calculated under U.S. GAAP) in such year. However, the declaration and payment of future dividends will depend upon the income, financial condition and capital and cash requirements of the Company, restrictions on dividends under applicable laws governing the Company and other factors. Accordingly, there can be no assurance that dividends will be paid in the future nor any assurance as to the amount thereof.

DIRECTORS AND EXECUTIVE OFFICERS


     The following persons, as of the Effective Time, will be the Directors and/or Officers:



                              NAME                                   POSITION
        ------------------------------------------------   -----------------------------
        Jan Ekberg......................................   Chairman and Director
        John L. Zabriskie...............................   President and Chief Executive
                                                           Officer and Director
        Goran Ando......................................   Executive Vice President
        Robert C. Salisbury.............................   Executive Vice President
        Richard H. Brown................................   Director
        Frank C. Carlucci...............................   Director
        Gustaf Douglas..................................   Director
        M. Kathryn Eickhoff.............................   Director
        Daryl F. Grisham................................   Director
        Soren Gyll......................................   Director
        William E. La Mothe.............................   Director
        Goran Linden....................................   Director
        Berthold Lindquist..............................   Director
        Olof Lund.......................................   Director
        William D. Mulholland...........................   Director
        William U. Parfet...............................   Director
        Ulla Reinius....................................   Director
        Bengt Samuelsson................................   Director



     For certain biographical information concerning the foregoing Directors and Officers, see "Description of Upjohn -- Directors and Executive Officers" and "Description of Pharmacia -- Directors and Executive Officers."



     There are no family relationships among any current Director or Officer and any other current Director or Officer of the Company.



     Additional Officers will be appointed and announced at a later date. Half of such additional Officers are expected to be selected from the current management of Upjohn, and half of such additional Officers are expected to be selected from the current management of Pharmacia. For biographical information concerning such Officers, see "Description of Upjohn -- Directors and Executive Officers" and "Description of Pharmacia -- Directors and Executive Officers."



     Prior to the Effective Time, Mats Pettersson will serve as Chairman of the Company Board and Executive Vice President of the Company, Robert C. Salisbury will serve as President and Chief Executive Officer and as a Director of the Company, Mats Lidgard will serve as Executive Vice President and Treasurer and as a Director of the Company and Kenneth M. Cyrus will serve as Executive Vice President and Secretary and as a Director of the Company. Such individuals will be the only Directors and Officers of the Company prior to the Effective Time. For certain biographical information concerning Messrs. Pettersson and Lidgard, see "Description of Pharmacia -- Directors and Executive Officers." For certain biographical information concerning Messrs. Salisbury and Cyrus, see "Description of Upjohn -- Directors and Executive Officers."

     The Company By-laws require a board comprised of not less than eight nor more than 16 members, which number may be increased or decreased within such range by the Company Board. Until the annual meeting of Stockholders at which Directors are elected in 2001, (i) the Chairman of the Company Board and the President and Chief Executive Officer may not both be citizens of the United States or Canada or nationals of Sweden or other European Union member states and (ii) one-half of the Directors shall be citizens of the United States or Canada and one-half shall be nationals of Sweden or other European Union member states. In addition, the Chairman of the Company Board and the President and Chief Executive Officer may not be the same person unless otherwise approved by a Supermajority Director Vote or a Supermajority Stockholder Vote. As of the Effective Time, the Company will have 16 Directors. As permitted under the DGCL, the Company Board is classified into three classes which are to be as nearly equal as possible. Directors in each class serve for a term of three years, with the exception that members of the first class will initially be elected for a term of one year after which members of such class will then be elected for a term of three years, and members of the second class will initially be elected for a term of two years, after which members of such class will then be elected for a term of three years. Elections are staggered such that one class is elected each year.


     For information concerning the beneficial ownership of Upjohn Common Stock by Upjohn directors and executive officers, see "Description of Upjohn -- Beneficial Ownership of Upjohn Common Stock." For information concerning the beneficial ownership of Pharmacia Shares by Pharmacia directors and executive officers, see "Description of Pharmacia -- Directors and Executive Officers and Beneficial Ownership of Pharmacia Common Shares."

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The Directors and executive officers of the Company will receive no compensation from the Company prior to the Effective Time. Certain of the Directors and executive officers of the Company are presently directors and/or executive officers of Upjohn and Pharmacia and are entitled to compensation and certain other employment benefits from Upjohn and Pharmacia, respectively. See "Risk Factors -- Interests of Management" for a discussion of certain interests of the directors and executive officers of Upjohn and Pharmacia in the Combination. Information concerning certain matters relating to the employment and compensation of the directors and executive officers of Upjohn is contained in Upjohn's Annual Report on Form 10-K for the year ended December 31, 1994 and is incorporated herein by reference. Information concerning certain matters relating to the employment and compensation of the directors and executive officers of Pharmacia is contained in Pharmacia's Annual Report on Form 20-F for the year ended December 31, 1994 and is incorporated herein by reference. See "Available Information."

     Employment and Severance Agreements

     It is presently expected that after the Effective Time the officers of the Company will enter into employment and severance agreements with the Company and/or, in certain cases, the subsidiaries of the Company. Such severance agreements are expected to contain, in the case of the executive Directors and officers of the Company who are currently officers of Upjohn, substantially similar provisions to their current agreements (see "Description of Upjohn -- Directors and Executive Officers"). In the case of the Company officers who are currently Pharmacia officers, it is expected that they will enter into agreements comparable to those to which the Upjohn officers will enter into, but no decisions as to specific terms have been made. The remuneration of the officers of the Company may be varied following the Combination but will be determined by a compensation committee consisting of non-executive directors of the Company and will be based upon the level of responsibility of such officers.

     The Company's Executive Compensation Plans

     The Combination Agreement provides that effective as of the Effective Time the Company shall adopt, for key employees of Pharmacia and Upjohn, an equity-based management incentive plan or equivalent arrangement providing for stock options and other equity-based awards, and an annual incentive compensation plan.

          UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS


     The following unaudited condensed pro forma combined balance sheet as of June 30, 1995, and the unaudited condensed pro forma combined statements of earnings for the years ended December 31, 1994, 1993 and 1992 and the six-month periods ended June 30, 1995 and 1994 have been prepared to illustrate the estimated effects of the proposed combination of Pharmacia and Upjohn in accordance with U.S. GAAP under the "pooling of interests" method of accounting. A condition in order to account for the merger as a "pooling of interests" under U.S. GAAP is that there must at a minimum be an exchange of at least 90% of the outstanding common stock of each of Upjohn and Pharmacia. The Combination will occur through the formation of the Company which will issue an assumed 503,722,558 shares of New Common Stock and an assumed 7,263 shares of New Preferred Stock, which will be exchanged for all of the outstanding Pharmacia Securities and shares of Upjohn Common Stock and Upjohn Preferred Stock. The Unaudited Condensed Pro Forma Combined Balance Sheet as of June 30, 1995 was prepared as if the Combination was consummated at June 30, 1995. The Unaudited Condensed Pro Forma Combined Statements of Earnings for the years ended December 31, 1994, 1993 and 1992 and the six-month periods ended June 30, 1995 and 1994 were prepared as if the Combination was consummated as of January 1, 1992. The unaudited condensed pro forma combined financial statements are based on the historical consolidated financial statements of Pharmacia and Upjohn giving effect to the Combination under the assumptions and adjustments outlined in the accompanying Notes to Unaudited Condensed Pro Forma Combined Financial Statements.



     The unaudited condensed pro forma combined financial statements have been prepared in accordance with U.S. GAAP. The financial statements of Pharmacia have been converted from Swedish GAAP to U.S. GAAP and translated into U.S. dollars for purposes of this presentation (see Note 1 of the Notes to unaudited condensed pro forma combined financial statements.) Swedish GAAP differs in certain significant respects from U.S. GAAP. A reconciliation of net income and shareholders' equity of Pharmacia from Swedish GAAP to U.S. GAAP is presented in
Note 25 to the Consolidated Financial Statements of Pharmacia contained elsewhere herein.



     The unaudited condensed pro forma combined financial statements do not give effect to certain restructuring and rationalization costs expected to be incurred following the Combination. The management of the Company presently is considering the nature and extent of the charges to be so incurred. Such costs presently cannot be reasonably predicted in a manner sufficient to quantify the amount and timing of such charges under U.S. GAAP. Upon final determination, a substantial charge or charges will be recorded during 1995 and/or 1996 and be reflected in the Company's statement of earnings as a non-recurring charge or charges to operations in accordance with U.S. GAAP. The actual payments to implement the restructuring and rationalization are expected to be made over a two to three year period. In addition, although the Company expects to realize cost reductions from the Combination and the restructuring and rationalization, no effect has been given in the Company's unaudited condensed pro forma combined financial statements to any such benefits.


     The unaudited condensed pro forma combined financial statements are provided for illustrative purposes only and do not purport to represent what the financial position or results of operations of the Company would actually have been if the Combination had in fact occurred on the dates indicated or to project the financial position or results of operations for any future date or period. The unaudited pro forma combined financial statements should be read in conjunction with the notes thereto and the consolidated financial statements of Pharmacia and Upjohn and the related notes thereto contained elsewhere herein.

     The Combination Agreement provides that each outstanding Pharmacia Class A Common Share, Pharmacia Class B Common Share and ADS representing one Pharmacia Class A Common Share will be exchanged for one share of New Common Stock or SDS, each outstanding share of Upjohn Common Stock will be exchanged for 1.45 shares of New Common Stock and each outstanding share of Upjohn Preferred Stock will be exchanged for one share of New Preferred Stock. The precise number of outstanding shares cannot be determined until the Effective Date. For purposes of the unaudited condensed pro forma financial statements, the actual number of shares of capital stock of Pharmacia and Upjohn issued and outstanding at June 30, 1995 has been used to calculate the issuance of shares of New Common Stock and New Preferred Stock pursuant to the Offer and the Merger.

                            PHARMACIA & UPJOHN, INC.

              UNAUDITED CONDENSED PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1995


                                                HISTORICAL
                                       ----------------------------               PRO FORMA
                                                                        -----------------------------
                                       PHARMACIA(1)       UPJOHN        ADJUSTMENTS        COMBINED
                                       ------------     -----------     -----------       -----------
                                                       (DOLLAR AMOUNTS IN THOUSANDS)
Current assets:
  Cash and cash equivalents..........  $    198,141     $   303,914      $ (69,000)(2)    $   433,055
  Short-term investments.............       900,929         328,443                         1,229,372
  Trade accounts receivable (net)....       913,046         671,767                         1,584,813
  Inventories........................       500,379         502,172                         1,002,551
  Deferred income taxes and other....       286,541         335,584                           622,125
                                        -----------     -----------      ---------        -----------
     Total current assets............     2,799,036       2,141,880        (69,000)         4,871,916
                                        -----------     -----------      ---------        -----------
  Investments........................       127,367         598,254                           725,621
  Property, plant and equipment, at
     cost............................     2,359,380       3,203,532                         5,562,912
  Less allowance for depreciation....    (1,035,456)     (1,351,189)                       (2,386,645)
                                        -----------     -----------                       -----------
  Net property, plant and
     equipment.......................     1,323,924       1,852,343                         3,176,267
                                        -----------     -----------                       -----------
  Other noncurrent assets............       119,656         426,390                           546,046
  Intangibles, (net).................     1,592,702         224,719                         1,817,421
                                        -----------     -----------      ---------        -----------
     Total assets....................  $  5,962,685     $ 5,243,586      $ (69,000)       $11,137,271
                                        ===========     ===========      =========        ===========
Current liabilities:
  Accounts payable, accrued
     liabilities and dividends
     payable.........................  $    732,392     $   297,119                       $ 1,029,511
  Short-term borrowings, including
     current maturities of long-term
     debt............................       700,034          60,285                           760,319
  Income taxes payable...............       180,103         226,702                           406,805
  Other..............................       179,140         494,967                           674,107
                                        -----------     -----------                       -----------
     Total current liabilities.......     1,791,669       1,079,073                         2,870,742
                                        -----------     -----------                       -----------
Long-term debt.......................        85,508         515,005                           600,513
Guaranteed of ESOP debt..............                       267,200                           267,200
Postretirement benefit cost..........        15,040         374,607                           389,647
Deferred income taxes and other
  noncurrent liabilities.............       609,401         505,322                         1,114,723
Shareholders' equity:
  Preferred stock....................            --         292,719      $(292,719)(3d)       292,719
                                                                           292,719(3d)
  Common stock.......................       880,413         190,590       (880,413)(3a)         5,038
                                                                             2,558(3a)
                                                                          (190,590)(3b)
                                                                             2,480(3b)
  Capital in excess of par value,
     statutory reserves and other....     1,755,034          97,291        877,855(3a)      2,222,451
                                                                           188,110(3b)
                                                                          (695,839)(3c)
  Retained earnings..................       825,620       2,891,048        (69,000)(2)      3,647,668
  ESOP deferred compensation and note
     receivable from ESOP Trust......            --        (273,430)                         (273,430)
  Treasury stock, at cost............            --        (695,839)       695,839(3c)
                                        -----------     -----------      ---------        -----------
     Total shareholders' equity......     3,461,067       2,502,379        (69,000)         5,894,446
                                        -----------     -----------      ---------        -----------
     Total liabilities and
       shareholders' equity..........  $  5,962,685     $ 5,243,586      $ (69,000)       $11,137,271
                                        ===========     ===========      =========        ===========


               The accompanying notes are an integral part of the unaudited condensed pro forma combined financial statements.

                            PHARMACIA & UPJOHN, INC.

          UNAUDITED CONDENSED PRO FORMA COMBINED STATEMENT OF EARNINGS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1995


                                                                HISTORICAL
                                                        ---------------------------     PRO FORMA
                                                        PHARMACIA(1)       UPJOHN        COMBINED
                                                        ------------     ----------     ----------
                                                              (DOLLAR AMOUNTS IN THOUSANDS,
                                                                EXCEPT PER SHARE AMOUNTS)
Operating revenue:
  Net sales...........................................   $1,808,125      $1,643,446     $3,451,571
  Other revenue.......................................       21,117          74,123         95,240
                                                         ----------      ----------     ----------
          Total.......................................    1,829,242       1,717,569      3,546,811
                                                         ----------      ----------     ----------
Operating costs and expenses:
  Cost of products sold...............................      525,735         446,828        972,563
  Research and development............................      289,324         290,809        580,133
  Marketing and administrative........................      681,085         628,153      1,309,238
  Restructuring, rationalization and merger related
     costs............................................       11,853              --         11,853
                                                         ----------      ----------     ----------
          Total.......................................    1,507,997       1,365,790      2,873,787
                                                         ----------      ----------     ----------
Operating income......................................      321,245         351,779        673,024
                                                         ----------      ----------     ----------
  Interest income.....................................       57,900          40,690         98,590
  Interest expense....................................      (32,015)        (12,988)       (45,003)
  Foreign exchange....................................      (23,160)         (1,147)       (24,307)
  Other, (net)........................................           --          (1,557)        (1,557)
                                                         ----------      ----------     ----------
Earnings from continuing operations before income
  taxes...............................................      323,970         376,777        700,747
                                                         ----------      ----------     ----------
Provision for income taxes............................      131,740         109,300        241,040
                                                         ----------      ----------     ----------
Earnings from continuing operations...................      192,230         267,477        459,707
                                                         ----------      ----------     ----------
Dividends on preferred stock (net of tax).............           --           6,186          6,186
                                                         ----------      ----------     ----------
Earnings from continuing operations available for
  common shareholders.................................   $  192,230      $  261,291     $  453,521
                                                         ==========      ==========     ==========
Primary earnings from continuing operations per common
  share...............................................                                  $     0.90(4)
                                                                                        ==========
Fully diluted earnings from continuing operations per
  common share........................................                                  $     0.88(4)
                                                                                        ==========
Weighted average equivalent shares used in primary per
  share calculation...................................                                     506,277(4)
                                                                                        ==========
Weighted average equivalent shares used in fully
  diluted per share calculation.......................                                     519,694(4)
                                                                                        ==========


               The accompanying notes are an integral part of the unaudited condensed pro forma combined financial statements.

                            PHARMACIA & UPJOHN, INC.

          UNAUDITED CONDENSED PRO FORMA COMBINED STATEMENT OF EARNINGS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1994


                                                                HISTORICAL
                                                        ---------------------------     PRO FORMA
                                                        PHARMACIA(1)       UPJOHN        COMBINED
                                                        ------------     ----------     ----------
                                                              (DOLLAR AMOUNTS IN THOUSANDS,
                                                                EXCEPT PER SHARE AMOUNTS)
Operating revenue:
  Net sales...........................................   $1,730,358      $1,619,350     $3,349,708
  Other revenue.......................................       23,276          24,507         47,783
                                                         ----------      ----------     ----------
          Total.......................................    1,753,634       1,643,857      3,397,491
                                                         ----------      ----------     ----------
Operating costs and expenses:
  Cost of products sold...............................      507,002         420,558        927,560
  Research and development............................      233,995         303,091        537,086
  Marketing and administrative........................      692,472         617,982      1,310,454
                                                         ----------      ----------     ----------
          Total.......................................    1,433,469       1,341,631      2,775,100
                                                         ----------      ----------     ----------
Operating income......................................      320,165         302,226        622,391
                                                         ----------      ----------     ----------
  Interest income.....................................       45,286          27,356         72,642
  Interest expense....................................      (46,045)        (12,671)       (58,716)
  Foreign exchange....................................        4,933          (2,079)         2,854
  Other (net).........................................         (126)           (374)          (500)
                                                         ----------      ----------     ----------
Earnings from continuing operations before income
  taxes...............................................      324,213         314,458        638,671
                                                         ----------      ----------     ----------
Provision for income taxes............................      137,629          72,500        210,129
                                                         ----------      ----------     ----------
Earnings from continuing operations...................      186,584         241,958        428,542
                                                         ----------      ----------     ----------
Dividends on preferred stock (net of tax).............           --           6,126          6,126
                                                         ----------      ----------     ----------
Earnings from continuing operations available for
  common shareholders.................................   $  186,584      $  235,832     $  422,416
                                                         ==========      ==========     ==========
Primary earnings from continuing operations per common
  share...............................................                                  $     0.84(4)
                                                                                        ==========
Fully diluted earnings from continuing operations per
  common share........................................                                  $     0.82(4)
                                                                                        ==========
Weighted average equivalent shares used in primary per
  share calculation...................................                                     505,360(4)
                                                                                        ==========
Weighted average equivalent shares used in fully
  diluted per share calculation.......................                                     518,197(4)
                                                                                        ==========


               The accompanying notes are an integral part of the unaudited condensed pro forma combined financial statements.

                            PHARMACIA & UPJOHN, INC.

          UNAUDITED CONDENSED PRO FORMA COMBINED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                HISTORICAL
                                                        ---------------------------     PRO FORMA
                                                        PHARMACIA(1)       UPJOHN        COMBINED
                                                        ------------     ----------     ----------
                                                              (DOLLAR AMOUNTS IN THOUSANDS,
                                                                 EXCEPT PER SHARE AMOUNTS
Operating revenue:
  Net sales...........................................   $3,429,364      $3,274,996     $6,704,360
  Other revenue.......................................       48,880          69,542        118,422
                                                         ----------      ----------     ----------
          Total.......................................    3,478,244       3,344,538      6,822,782
                                                         ----------      ----------     ----------
Operating costs and expenses:
  Cost of products sold...............................    1,046,702         843,152      1,889,854
  Research and development............................      490,081         607,187      1,097,268
  Marketing and administrative........................    1,357,367       1,294,752      2,652,119
  Restructuring, rationalization and merger related
     costs............................................       19,837          --             19,837
                                                         ----------      ----------     ----------
          Total.......................................    2,913,987       2,745,091      5,659,078
                                                         ----------      ----------     ----------
Operating income......................................      564,257         599,447      1,163,704
                                                         ----------      ----------     ----------
  Interest income.....................................       97,630          59,624        157,254
  Interest expense....................................      (87,517)        (24,600)      (112,117)
  Foreign exchange....................................       23,208          (1,087)        22,121
  Other, (net)........................................       30,210          10,104         40,314
                                                         ----------      ----------     ----------
Earnings from continuing operations before income
  taxes...............................................      627,788         643,488      1,271,276
                                                         ----------      ----------     ----------
Provision for income taxes............................      283,425         154,400        437,825
                                                         ----------      ----------     ----------
Earnings from continuing operations...................      344,363         489,088        833,451
                                                         ----------      ----------     ----------
Dividends on preferred stock (net of tax).............           --          12,291         12,291
                                                         ----------      ----------     ----------
Earnings from continuing operations available for
  common shareholders.................................   $  344,363      $  476,797     $  821,160
                                                         ==========      ==========     ==========
Primary earnings from continuing operations per common
  share...............................................                                  $     1.62(4)
                                                                                        ==========
Fully diluted earnings from continuing operations per
  common share........................................                                  $     1.60(4)
                                                                                        ==========
Weighted average equivalent shares used in primary per
  share calculation...................................                                     505,432(4)
                                                                                        ==========
Weighted average equivalent shares used in fully
  diluted per share calculation.......................                                     518,363(4)
                                                                                        ==========


               The accompanying notes are an integral part of the unaudited condensed pro forma combined financial statements.

                            PHARMACIA & UPJOHN, INC.

          UNAUDITED CONDENSED PRO FORMA COMBINED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                HISTORICAL
                                                        ---------------------------     PRO FORMA
                                                        PHARMACIA(1)       UPJOHN        COMBINED
                                                        ------------     ----------     ----------
                                                              (DOLLAR AMOUNTS IN THOUSANDS,
                                                                EXCEPT PER SHARE AMOUNTS)
Operating revenue:
  Net sales...........................................   $3,167,530      $3,339,957     $6,507,487
  Other revenue.......................................       12,692          40,579         53,271
                                                         ----------      ----------     ----------
          Total.......................................    3,180,222       3,380,536      6,560,758
                                                         ----------      ----------     ----------
Operating costs and expenses:
  Cost of products sold...............................    1,038,665         783,590      1,822,255
  Research and development............................      481,591         612,490      1,094,081
  Marketing and administrative........................    1,330,111       1,316,138      2,646,249
  Restructuring, rationalization and merger related
     costs............................................       59,869         208,789        268,658
                                                         ----------      ----------     ----------
          Total.......................................    2,910,236       2,921,007      5,831,243
                                                         ----------      ----------     ----------
Operating income......................................      269,986         459,529        729,515
                                                         ----------      ----------     ----------
  Interest income.....................................      176,529          50,789        227,318
  Interest expense....................................     (151,018)        (31,496)      (182,514)
  Foreign exchange....................................        2,308          (4,556)        (2,248)
  Other (net).........................................         (641)          6,306          5,665
                                                         ----------      ----------     ----------
Earnings from continuing operations before income
  taxes...............................................      297,164         480,572        777,736
                                                         ----------      ----------     ----------
Provision for income taxes............................      132,942          84,201        217,143
                                                         ----------      ----------     ----------
Earnings from continuing operations...................      164,222         396,371        560,593
                                                         ----------      ----------     ----------
Dividends on preferred stock (net of tax).............      --               12,125         12,125
                                                         ----------      ----------     ----------
Earnings from continuing operations available for
  common shareholders.................................   $  164,222      $  384,246     $  548,468
                                                         ==========      ==========     ==========
Primary earnings from continuing operations per common
  share...............................................                                  $     1.08(4)
                                                                                        ==========
Fully diluted earnings from continuing operations per
  common share........................................                                  $     1.07(4)
                                                                                        ==========
Weighted average equivalent shares used in primary per
  share calculation...................................                                     506,414(4)
                                                                                        ==========
Weighted average equivalent shares used in fully
  diluted per share calculation.......................                                     519,256(4)
                                                                                        ==========


               The accompanying notes are an integral part of the unaudited condensed pro forma combined financial statements.

                            PHARMACIA & UPJOHN, INC.

          UNAUDITED CONDENSED PRO FORMA COMBINED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1992


                                                                HISTORICAL
                                                        ---------------------------     PRO FORMA
                                                        PHARMACIA(1)       UPJOHN        COMBINED
                                                        ------------     ----------     ----------
                                                              (DOLLAR AMOUNTS IN THOUSANDS,
                                                                EXCEPT PER SHARE AMOUNTS)
Operating revenue:
  Net sales...........................................   $2,653,657      $3,256,188     $5,909,845
  Other revenue.......................................           --          28,560     $   28,560
                                                         ----------      ----------     ----------
          Total.......................................    2,653,657       3,284,748      5,938,405
                                                         ----------      ----------     ----------
Operating costs and expenses:
  Cost of products sold...............................      868,863         754,483      1,623,346
  Research and development............................      344,367         553,297        897,664
  Marketing and administrative........................    1,142,560       1,292,204      2,434,764
  Restructuring, rationalization and merger related
     costs............................................       24,221          22,055         46,276
                                                         ----------      ----------     ----------
          Total.......................................    2,380,011       2,622,039      5,002,050
                                                         ----------      ----------     ----------
Operating income......................................      273,646         662,709        936,355
                                                         ----------      ----------     ----------
  Interest income.....................................      197,547          50,054        247,601
  Interest expense....................................     (104,270)        (31,253)      (135,523)
  Foreign exchange....................................      (95,166)         (3,397)       (98,563)
  Other (net).........................................        2,748          (5,223)        (2,475)
                                                         ----------      ----------     ----------
Earnings from continuing operations before income
  taxes...............................................      274,505         672,890        947,395
                                                         ----------      ----------     ----------
Provision for income taxes............................       97,743         145,900        243,643
                                                         ----------      ----------     ----------
Earnings from continuing operations...................      176,762         526,990        703,752
                                                         ----------      ----------     ----------
Dividends on preferred stock (net of tax).............           --          12,084         12,084
                                                         ----------      ----------     ----------
Earnings from continuing operations available for
  common shareholders.................................   $  176,762      $  514,906     $  691,668
                                                         ==========      ==========     ==========
Primary earnings from continuing operations per common
  share...............................................                                  $     1.36(4)
                                                                                        ==========
Fully diluted earnings from continuing operations per
  common share........................................                                  $     1.34(4)
                                                                                        ==========
Weighted average equivalent shares used in primary per
  share calculation...................................                                     508,565(4)
                                                                                        ==========
Weighted average equivalent shares used in fully
  diluted per share calculation.......................                                     521,446(4)
                                                                                        ==========


               The accompanying notes are an integral part of the unaudited condensed pro forma combined financial statements.

                            PHARMACIA & UPJOHN, INC.
      NOTES TO UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS

              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The unaudited condensed pro forma combined financial statements have been prepared to reflect the Combination of Pharmacia and Upjohn through the formation of the Company which will issue an assumed 503,722,558 shares of New Common Stock and an assumed 7,263 shares of New Preferred Stock, which will be exchanged for all of the outstanding Pharmacia Securities and shares of Upjohn Common Stock and the Upjohn Preferred Stock. The Combination is accounted for under the pooling-of-interests method of accounting in accordance with U.S. GAAP.

     (1) The historical Pharmacia consolidated financial statements included elsewhere herein have been prepared in accordance with Swedish GAAP and denominated in Swedish kronor with a reconciliation of net income and stockholders' equity to U.S. GAAP included in the Notes to the consolidated financial statements. See "Note 25 to the Consolidated Financial Statements of Pharmacia." The Pharmacia historical financial information included in these unaudited condensed pro forma combined financial statements has been presented in accordance with U.S. GAAP and translated into U.S. dollars at a rate of $1 = SEK 7.2625 as of June 30, 1995 and using the weighted average rates of exchange for the six-month periods ended June 30, 1995 and 1994, and for the years ended December 31, 1994, 1993 and 1992 of $1 = SEK 7.3402, 7.9053, 7.7128, 7.8004 and
5.8214, respectively.

     (2) To record estimated expenses associated with the Combination, which include, without limitation, fees and expenses of investment bankers, legal counsel, accountants and consultants incurred by Pharmacia and Upjohn in connection with or related to the authorization, preparation, negotiation and execution of the Combination Agreement and the preparation, printing, filing and mailing of this Prospectus including solicitation of stockholder approvals and all other matters related to closing the Transactions.

     (3) To record the issuance of shares of New Common Stock, and 7,263 shares of New Preferred Stock in exchange for the outstanding Pharmacia Securities, the outstanding shares of Upjohn Common Stock (at an exchange ratio of 1.45 to 1) as set forth below, and 7,263 outstanding shares of Upjohn Preferred Stock.

                                                                   PHARMACIA       UPJOHN
                                                                  ------------  ------------
    Pharmacia Class A Common Shares outstanding
      (par value SEK 25)........................................   164,724,715       --
    Pharmacia Class B Common Shares outstanding
      (par value SEK 25)........................................    91,027,398       --
    Upjohn Common Stock outstanding (par value $1.00)...........       --        171,014,100
                                                                   -----------   -----------
                                                                   255,752,113   171,014,100
    Exchange ratio to New Common Stock
      (par value $.01)..........................................          1.00          1.45
                                                                   -----------   -----------
                                                                   255,752,113   247,970,445
                                                                   ===========   ===========
    New Common Stock to be issued...............................   503,722,558
                                                                   ===========

     (3a) Record issuance of New Common Stock to Pharmacia stockholders.

     (3b) Record issuance of New Common Stock to Upjohn stockholders.

     (3c) Record cancelation of Upjohn treasury stock pursuant to the Combination Agreement.

     (3d) Record exchange of Upjohn's Preferred Stock for New Preferred Stock (an exchange ratio of 1:1) pursuant to the Combination Agreement.

     (4) Primary earnings from continuing operations per share are computed by dividing earnings from continuing operations available to holders of New Common Stock by the weighted average of common shares outstanding based on the share exchange ratio (including common share equivalents, principally stock options). Fully diluted earnings from continuing operations per share have been computed assuming that all of the convertible preferred stock and convertible debenture loans are converted into common shares.

                             DESCRIPTION OF UPJOHN

GENERAL


     Upjohn was founded in 1886 by Dr. W.E. Upjohn as a sole proprietorship and incorporated under the laws of the State of Michigan in 1909. In 1958, just prior to its initial public offering of securities and its listing on the New York Stock Exchange, Upjohn was reorganized and incorporated under the laws of the State of Delaware. Its principal executive offices are in Kalamazoo, Michigan. Upjohn operates in a single industry segment, Pharmaceutical Products, which includes prescription and nonprescription products for both humans and animals. Information concerning Upjohn's historical business is contained in Upjohn's Annual Report on Form 10-K for the year ended December 31, 1994 which is incorporated herein by reference.


     Upjohn historically has engaged primarily in the research, development, production and sale of prescription pharmaceuticals, and it continues to be among the preeminent drug manufacturers in the United States. Upjohn manufactures and markets a broad line of prescription drugs, primarily central nervous system agents, nonsteroidal anti-inflammatory and analgesic agents, antibiotics, steroids, contraceptives, oral antidiabetes agents, female and reproductive health products and a hair growth product. These are principally products which were developed or invented in its laboratories or for which licenses to make, use and sell such products have been obtained from others.

     Upjohn also manufactures for distribution to the general public certain nonprescription drugs and manufactures pharmaceutical chemicals and intermediates for use in its own products and for bulk sales. In addition, Upjohn researches, develops, manufactures and markets pharmaceutical and vaccine products for both food and companion animals for sale to veterinarians, feed manufacturers and livestock producers.

     Upjohn's most important pharmaceutical products, many of which it sells under other trademarks in foreign markets or as generic products, are discussed below, together with a summary indication of their principal uses and applications. Except where specifically noted, none of these products are subject to significant patent protection or market exclusivity.

BUSINESS AREAS

     Upjohn currently defines its operations in four business areas:
Prescription Pharmaceuticals, Consumer Products, Chemicals and Animal Health. The following table, which has been derived from Upjohn's Consolidated Financial Statements contained elsewhere in this Prospectus, provides a year-to-year comparison of Upjohn's consolidated net sales by major pharmaceutical product group for each of the last three fiscal years(1):

                                                                YEAR ENDED DECEMBER 31,
                                                           ----------------------------------
                                                             1994         1993         1992
                                                           --------     --------     --------
                                                                 (DOLLARS IN MILLIONS)
    Central nervous system...............................  $  455.3     $  749.7     $  783.3
    Steroids, anti-inflammatory and analgesic............     413.4        406.5        422.1
    Reproductive and women's health......................     511.1        362.5        292.6
    Critical care, transplant and cancer.................     412.1        383.1        344.3
    Infectious disease...................................     439.0        394.0        346.4
    Animal health........................................     336.2        332.6        320.7
    Other products and materials.........................     707.9        711.6        746.8
                                                           --------     --------     --------
         Consolidated net sales..........................  $3,275.0     $3,340.0     $3,256.2
                                                            =======      =======      =======

---------------
(1) 1993 and 1992 data have been conformed to current year product group classifications.

     For information regarding Upjohn's total sales, operating income, total assets, capital expenditures and depreciation and amortization, for each of the last three fiscal years, see the Upjohn Consolidated Financial Statements and the accompanying notes contained elsewhere in this Prospectus.

PRESCRIPTION PHARMACEUTICALS

     Upjohn researches, develops, manufactures and markets high-value human pharmaceutical products to health care providers worldwide.

  Principal Products


     Central Nervous System ("CNS") Disorder Products. Upjohn produces two major drugs for CNS disorders, XANAX and HALCION. XANAX Tablets, containing alprazolam, are used for symptomatic relief of anxiety with and without depressive symptoms and for the treatment of panic disorder. The U.S. compound patent for XANAX expired in late 1993, resulting in intense generic competition that caused a significant decline in sales of XANAX, which was partially offset by Upjohn's sales of generic alprazolam. The use patent for the panic disorder indication for XANAX expires in 2002. HALCION Tablets, containing triazolam, are a hypnotic agent for the treatment of insomnia. The U.S. compound patent on HALCION also expired in late 1993, resulting in generic competition that reduced sales of the product.


     Oral Antidiabetes Agents. Upjohn's major oral antidiabetes agents are MICRONASE Tablets, containing glyburide, and GLYNASE PresTab Tablets, also containing glyburide, for the treatment of non-insulin-dependent diabetes.

     Anti-Inflammatory Agents. Upjohn markets ANSAID Tablets, a nonsteroidal anti-inflammatory product containing flurbiprofen, for treatment of osteoarthritis and rheumatoid arthritis, and MOTRIN Tablets, a nonsteroidal anti-inflammatory product containing ibuprofen, used in the treatment of rheumatoid arthritis and osteoarthritis and as a general analgesic for mild to moderate pain, including dysmenorrhea.


     Antibiotic Products. Upjohn and its subsidiaries provide a broad line of antibiotic products including CLEOCIN and LINCOCIN products. CLEOCIN PHOSPHATE is an injectable form of clindamycin that is used in the treatment of certain life-threatening anaerobic infections. CLEOCIN T is a topical formulation for treatment of acne. CLEOCIN is used to treat bacterial vaginosis. LINCOCIN is used in the treatment of serious infections caused by many strains of gram-positive bacteria. Upjohn has exclusive U.S. marketing rights to VANTIN Tablets and Oral Suspension, an advanced cephalosporin antibiotic, under patents licensed from Sankyo Company, Ltd., which rights will become semi-exclusive in 1997. Upjohn also markets ZEFAZONE Sterile Powder, another cephalosporin antibiotic, under license from Sankyo.


     Steroid Hormone Products. Upjohn markets several steroid hormones having a variety of uses, including the treatment of allergic reactions, inflammation, asthma and certain hormone deficiencies. The most important synthetic hormone is PROVERA Tablets, which is a female sex hormone replacement agent. Upjohn produces various forms of chemical modifications of hormones, under the trademark MEDROL, which is used to treat a number of inflammatory and allergic conditions. SOLU-CORTEF Sterile Powder and SOLU-MEDROL Sterile Powder are injectable corticosteroid products. Upjohn also markets DEPO-PROVERA Contraceptive Injection, which will lose marketing exclusivity in the U.S. in late 1995, and OGEN Tablets and Vaginal Cream, an estrogen replacement product, licensed from Abbott Laboratories.

     Prostaglandin Products. Upjohn also markets certain prostaglandin products, including PROSTIN E2 Vaginal Suppository, which is generally used for pregnancy disorders, and PROSTIN VR PEDIATRIC Sterile Solution, for cardiovascular use. PREPIDIL Gel, used for cervical ripening, is protected by U.S. patents until 2003.

     Other Prescription Pharmaceuticals. Upjohn produces and sells ROGAINE Topical Solution, a 2% solution of minoxidil applied topically to restore hair growth in men with male pattern baldness and in women with androgenetic alopecia or hereditary hair loss. The product is also sold in numerous foreign countries. The United States patents covering ROGAINE expire in early 1996.

     Other prescription drugs include ATGAM Sterile Solution, an immunosuppressant product, COLESTID Granules, Flavored Granules and Tablets, a cholesterol-lowering agent, and CYTOSAR-U Sterile Powder, used for the treatment of leukemia. CAVERJECT Sterile Powder, a patient injection for home treatment of erectile dysfunction, is marketed in several foreign countries and has been approved for marketing in the United States where it will be introduced in September, 1995.

     Upjohn has formed Greenstone Healthcare Solutions to participate in the disease management business, providing services in prevention, screening, diagnosis, treatment, case management, education and outcome assessment.

CONSUMER PRODUCTS

     Upjohn develops, manufactures and markets safe, efficacious, nonprescription health care products to drug stores, food stores, and mass merchandisers in the United States.

  Principal Products

     Upjohn manufactures and distributes products which do not require a prescription, including MOTRIN IB Tablets, Caplets and Gelcaps, an analgesic; KAOPECTATE products, for diarrhea; CORTAID products, anti-inflammatory topical products; the family of UNICAP vitamin products; DRAMAMINE, anti-motion sickness medicines; and MYCITRACIN, an antibiotic ointment for treatment of minor skin infections and burns. Upjohn also holds a license from Hoechst-Roussel Pharmaceuticals Inc. for exclusive United States rights to the nonprescription laxative products DOXIDAN and SURFAK. Upjohn also has a U.S. marketing arrangement with McNeil Consumer Products Company whereby Upjohn will receive access to several ibuprofen-based and other products being developed by McNeil.

CHEMICALS

     Upjohn researches, develops, manufactures and markets bulk pharmaceutical chemicals and selected high-technology specialty (nonpharmaceutical) chemicals. In addition, Upjohn contract manufactures finished dosage forms.

ANIMAL HEALTH

     Upjohn researches, develops, manufactures and markets a broad range of pharmaceutical and vaccine products for both food and companion animals to meet the market needs of veterinarians, feed manufacturers and livestock producers. Upjohn ranks approximately tenth in the world in terms of market share of total Animal Health product sales. Approximately 55% of the total Animal Health product sales are in the United States.

  Principal Products

     Upjohn develops, manufactures and sells animal pharmaceutical products and animal feed additives, the sales of which fluctuate with changes in the agricultural economy. These products are sold worldwide to veterinarians, feed manufacturers, distributors and growers who choose Upjohn's products primarily because of their efficacy and suitability for particular uses, as well as price and quality. Major products include NAXCEL Sterile Powder, an antibiotic for bovine and swine respiratory disease and early chick mortality; LINCO-SPECTIN Soluble Powder and Premix, a combination lincomycin/spectinomycin antibiotic; LINCOMIX 20 and LINCOMIX 50 Feed Medication, which are feed-additive antibiotics; MGA Premix, which is a growth-promoting feed additive for feedlot heifers; various products for the treatment of mastitis, including PIRSUE; DELTA ALBAPLEX Tablets and LINCOCIN, which are small-animal antibiotics; and LUTALYSE Sterile Solution, which is used to synchronize breeding performance in mares and cattle. In addition, Upjohn sells a line of animal health vaccines through Oxford Veterinary Laboratories, Inc. (Bio-Vac Labs, Inc.).

SALES BY PRINCIPAL COUNTRIES


     Upjohn manufactures and sells many of the prescription pharmaceuticals described above in over 50 countries worldwide. In addition to the United States, Upjohn's principal markets are Western Europe, Japan, the Pacific Region, Latin America, the Middle East and Canada. Smaller markets are in Eastern Europe,

Russia, India, China and South America. In 1994, international human pharmaceutical sales reflected an increase of 12 percent over 1993. In addition, Upjohn's international business accounted for 44 percent of total sales in 1994, compared to 39 percent in 1993. Upjohn also received 199 international product registrations in certain markets that it expects to contribute to future sales growth. For a comparison of Upjohn's operations and sales by geographic area see "Geographic Area Information" below. Upjohn competes with a large number of other companies primarily on the basis of product differentiation and price. The most significant product areas for Upjohn's international sales are antibiotics, central nervous system agents and corticosteroids.


PRODUCTION


     Upjohn's main manufacturing building, which is located at Upjohn's Kalamazoo site, contains about 1,630,000 square feet. Other major buildings at the Kalamazoo site include a large fermentation plant where antibiotics and steroids are produced, a new complex used for production of fine chemicals, and buildings devoted to chemical and fermentation process development. In Europe, Upjohn conducts a complex manufacturing operation and distributes products and administratively supports its business units through its plant and offices in Belgium. This plant specializes in, among other things, sterile manufacturing, freeze drying, suspensions, solutions, syringes and high speed packaging. The plant also supplies products for use in the United States, Europe and through the world. Animal Health products are principally manufactured in Upjohn's pharmaceutical production units located in the United States, the United Kingdom and Belgium. Upjohn also has some minor contract manufacturing arrangements.


     In addition, Upjohn conducts substantial pharmaceutical manufacturing operations in Puerto Rico through a wholly owned subsidiary. Under current law, the earnings from this subsidiary will be partially exempt from both United States and Puerto Rico income taxes. The federal Omnibus Budget Reconciliation Act of 1993 will reduce in future years the amount of Puerto Rico tax benefits available under Section 936 of the Internal Revenue Code (ultimately reducing the benefit under the current law by 60 percent). If earnings from Upjohn's Puerto Rican subsidiary are repatriated in the form of a dividend to Upjohn, such earnings would be subject to a Puerto Rican withholding tax of up to 10% of the amount repatriated. Under the Puerto Rican tax exemption grant, certain credits are available to reduce Puerto Rican withholding taxes. See Notes E and H to the Consolidated Financial Statements of Upjohn contained elsewhere in this Prospectus for further information, including the effect on Upjohn's net earnings of the Puerto Rican tax exemption grant and the investment of earnings from Puerto Rican operations.

MARKETING AND DISTRIBUTION


     Upjohn has separate sales personnel for U.S. prescription drugs, U.S. nonprescription drugs, U.S. animal health products, foreign pharmaceuticals and foreign animal health products. Upjohn generally distributes its products to customers through its own distribution network, although in some foreign countries independent distributors are used. Upjohn's worldwide pharmaceutical sales force consists of approximately 4,000 people, 1,300 of which are located in the United States, 750 in Europe and 550 in Japan. In addition, sales agents are used in some foreign countries.



     The current U.S. prescription marketing organization is divided into four key areas: consumer-driven, outpatient, institutional and managed care. The consumer-driven group employs more than 200 sales representatives concentrating on patient-influenced products involving women's health, hair care and men's sexual health. This group emphasizes fee-for-service providers, direct-to-consumer advertising and professional patient communication materials. The outpatient business is conducted by approximately 900 representatives and focuses on office-based physicians and medications for treatment of CNS conditions, infectious diseases and metabolic and cardiovascular diseases. These products are usually covered by outpatient reimbursement systems and are distributed through usual outpatient retail channels. The institutional business, employing about 100 representatives, targets inpatient critical care facilities, marketing specialty products for CNS, trauma, cancer and organ transplantation. Prescription of these products is usually determined by the treatment protocol selected by the physician and is usually covered by patient reimbursement systems. The managed care business, which also covers governmental sales, utilizes approximately 75 account directors and representatives dealing directly with decision-makers at the provider level. This group offers cross-functional customized services incorporating non-pharmaceutical products, such as outcome data and educational programs, as well as Upjohn products, to enhance value. Marketing and sales activities are conducted by Upjohn personnel in all major markets. Similarly distribution activities are generally performed by Upjohn personnel. In some countries, however, this activity is fulfilled by agents.


     Delta West Pty. Limited, an Australian subsidiary of Upjohn, manufactures and distributes a broad line of generic products for hospital applications, with particular emphasis on injectable oncolytic products in plastic containers, primarily in Australia, New Zealand and Southeast Asia. Delta West is in the process of expanding its export efforts through the Asia-Pacific region and other markets. Delta West and Upjohn have formed a collaboration with Gensia Laboratories Inc. to develop and market Delta West and Gensia generic oncology and pain products in the United States.

     Geneva Pharmaceuticals, Inc., a subsidiary of CIBA-GEIGY Corporation, has certain rights to market generic versions of Upjohn's XANAX, HALCION, ANSAID, MICRONASE and CLEOCIN T products under an agreement with Upjohn. Upjohn also markets certain generic products through its subsidiary, Greenstone Ltd.

     Upjohn has an agreement with Biopure Corporation under which Upjohn will acquire sales and marketing rights to an hemoglobin-based oxygen carrier product developed for human or animal use by Biopure.

     Upjohn has joint marketing agreements with Burroughs Wellcome Co. to jointly market in the United States ZOVIRAX, a product for the treatment of genital herpes and shingles, which absent renewal will expire on December 31, 1995 and with Solvay S.A. to jointly market in the United States and certain European countries Solvay's LUVOX (fluvoxamine), a product for treatment of obsessive-compulsive disorder and depression (the product is approved for depression in Europe and Canada but not yet in the United States). Under the same agreement, Solvay S.A. jointly markets HALCION and XANAX in the United States and certain European countries.

COMPETITION

     The pharmaceutical industry is highly competitive. Upjohn's principal competitors consist of major international corporations with substantial resources. A drug may be subject to competition from alternative therapies during the period of patent protection and thereafter it will also be open to competition from generic products. The manufacturers of generic products typically do not bear the related research and development costs and consequently are able to offer generic products at considerably lower prices than the branded equivalents. A research-based pharmaceutical company will therefore normally seek to achieve a sufficiently high profit margin and sales volume during the period of patent protection to justify the original investment and to fund research for the future. There are, however, a number of factors which may enable products to remain profitable once patent protection has ceased. These include the establishment of a strong brand image with the prescriber or the consumer, supported by an active trademark registration and enforcement policy, and the development of a broader range of alternative formulations than the generic manufacturer typically supplies.

     As is the case for the pharmaceutical industry in general, the introduction of new products and processes by competitors may affect pricing levels or result in product replacement for existing products, and there can be no assurances that any of Upjohn's products may not become outmoded, notwithstanding patent or trademark protection. In addition, increasing governmental and other pressures towards the dispensing of generic products in substitution for brand-name drugs may increase competition for products no longer covered by patents.

     Over the last few years, the pharmaceutical industry has experienced increased vertical and horizontal consolidation, and the breadth of products offered and distribution capabilities of a company may become a competitive feature. Upjohn competes with other pharmaceutical companies in discovering or licensing new chemical entities useful in treating medical conditions. In addition, significant changes in marketing conditions are occurring in both the United States and foreign pharmaceutical markets, including decreased pricing flexibility, restrictions on promotional and marketing practices and the impact of managed care, particularly with respect to product selections and pricing concessions.

REGULATION

     Upjohn's products have for many years been subject to regulation by federal, state and foreign governments. Such regulation has generally been aimed at product safety and labeling. In the United States, most human and animal pharmaceutical products manufactured or sold by Upjohn are subject to regulation by the U.S. Food and Drug Administration ("FDA") as well as by other federal and state agencies. The FDA regulates the introduction of new drugs, advertising of prescription drug products, manufacturing, laboratory and clinical practices, labeling, packaging and record-keeping with respect to drug products. The FDA also reviews the safety and effectiveness of marketed drugs and may require withdrawal of products from the market and modification of labeling claims where necessary. In addition, the manufacturing, marketing and use of Animal Health products are closely regulated in all major markets including the Department of Agriculture ("USDA") which regulates Animal Health products within the United States.

     Government approval of new drugs under the federal Food, Drug and Cosmetic Act requires substantial evidence of safety and efficacy. As a result of this requirement, as interpreted by the FDA, the length of time and the laboratory and clinical information required for approval of a New Drug Application ("NDA") is considerable.

     The FDA has adopted streamlined procedures for the approval of duplicate drugs (drugs containing the same active ingredient as the originator's product), including Abbreviated New Drug Applications ("ANDAs"). Approval of ANDAs may not be made effective prior to expiration of valid patents. The FDA has established a similar expedited approval process for antibiotics. The availability of the ANDA and expedited antibiotic approval processes has reduced the time period and expense required to obtain FDA approval of some competing products and has facilitated generic competition.

     At the state level, so-called "generic substitution" legislation permits the dispensing pharmacist to substitute a different manufacturer's version of a drug for the one prescribed. In a number of states, such substitution is mandatory unless precluded by the prescribing physician.

     Interest in the FDA approval mechanism for duplicate or generic drugs and "generic substitution" by pharmacists has been increased by limits on government reimbursement of drug costs in health and welfare programs (Medicare and Medicaid).

     Pharmaceutical manufacturers are required to provide rebates to state governments for prescriptions covered by Medicaid. Rebates for single-source and innovator multiple-source drugs are approximately 15 percent of the average manufacturer price ("AMP") for each drug or the AMP minus the best price a company offered to any given purchaser (excluding certain federal customers), whichever was greater. Approximately 8% of Upjohn's pharmaceutical business involves Medicaid. In November 1992, ceiling prices were placed on products sold to the Department of Defense, the Veterans Administration and the Public Health Service ("PHS"). In addition, manufacturers are required to sell products to PHS grantees at the net Medicaid price (AMP minus the Medicaid rebate). The issue of further price controls on sales of prescription drugs continues to be considered in Congress and various states, and additional federal or state legislation to limit prices of prescription drugs is possible.

     It is difficult to predict the ultimate effect of streamlined approval of duplicate or generic drugs, "generic substitution," the Medicaid reimbursement and rebate programs and possible price limitations. However, Upjohn believes that its development of patented and exclusively licensed products may moderate the impact of programs and legislation focusing mainly on products available from multiple suppliers.

     Similar product regulatory laws are found in most other countries in which Upjohn manufactures or sells its products. There, too, the thrust of governmental inquiry and action has been primarily toward reducing the prices of prescription drugs.

     Upjohn is subject to administrative action by the various regulatory agencies. Such actions may include product recalls, seizures of products and other civil and criminal actions.

PATENTS AND TRADEMARKS

     Upjohn considers that the overall protection from its United States and foreign patents and trademarks and from licenses under patents belonging to others is of material value. However, it is believed that no single patent or license is of material importance in relation to the business as a whole. Rights under patents and know-how are both given and taken. In 1994, Upjohn recorded income for use of know-how and patents totaling approximately $6.4 million and expenses totaling approximately $39.9 million.

RESEARCH AND DEVELOPMENT


     Total research and development expenditures have increased almost every year for more than a decade, amounting to $553.3 million in 1992, $612.5 million in 1993 and $607.2 million in 1994. In 1994, this amount represented 18.5% of total sales, one of the highest rates in the industry.



     The focus of Upjohn's research is on the innovative science necessary to develop novel NCEs of exceptional therapeutic and business potential and to develop replacement products and product extensions that will protect and expand markets created by the NCEs. Upjohn focuses on developing unique compounds in selected therapeutic areas, including critical care, cardiovascular diseases, cancer and infectious diseases (including AIDS), central nervous system diseases, metabolic disorders, virology and inflammation biology. Specific Upjohn strategies include:



     - effective global management of research and development activities to provide maximum flexibility and efficient use of limited resources;



     - an emphasis on novel NCEs that address unmet medical needs;



     - planning for multiple formulations, indications and dosing regimens; and



     - reduction of development time in order to maximize the period of market exclusivity.



     Upjohn concentrates its resources on fewer than 20 key projects in discovery, compared to 70 five years ago, resulting in reduced development time and quicker product registration.



     New products introduced in the U.S. since 1992 accounted for approximately 25 percent of U.S. human prescription pharmaceutical sales during 1994.



     To take advantage of the global revolution in biomedical sciences, Upjohn combines in-house programs with aggressive licensing activity and collaborations to leverage opportunities and expertise around the world. During 1994, Upjohn entered into 153 technology transfer agreements, one of which, with Incyte Pharmaceuticals, provides Upjohn with access to important DNA sequencing and analysis technology to find new targets for therapeutic intervention.



     Upjohn's global network for R&D consists principally of the Kalamazoo, Michigan site, Upjohn Laboratories-Europe, centered in Crawley, U.K., and Puurs, Belgium, and Upjohn Pharmaceuticals Limited (UPL) in Tokyo and Tsukuba, Japan. Preclinical and clinical studies are conducted simultaneously at different locations to speed development activities.



  United States Requirements for Clinical Testing of New Drugs



     The steps required before a new drug may be marketed in the United States include: (a) preclinical laboratory and animal tests to assess the potential safety and efficacy of the compound; (b) the submission to the FDA of an application for an Investigational New Drug exemption ("IND"), before human clinical trials may commence; (c) well-controlled human clinical trials to establish the safety and efficacy of the drug;

(d) the submission of an NDA to the FDA; and (e) the FDA approval of the NDA and product labeling prior to any commercial sale or shipment of the drug.



     Human clinical trials are typically conducted in three phases (Phase I, II and III) and are subject to specific protocols for each phase that must be submitted in advance to the FDA. Even if the study is successfully completed with the desired outcome, the FDA may still require further proof of efficacy or safety. Also, each clinical study must be conducted under the auspices of a qualified, independent Institutional Review Board ("IRB") at the institution at which the study will be conducted. The three phases of clinical trials generally are conducted sequentially, but may overlap substantially. In Phase I, the initial introduction of the drug into human subjects, trials are conducted with a small number of patients to test for safety, side effects, dosage tolerance, metabolism and clinical pharmacology. Phase I testing for an indication typically takes at least one year to complete. Phase II involves well-controlled tests in a larger but still limited patient population to determine the efficacy of the drug for specific indications, to determine optimal dosage, and to identify possible side effects and safety risks. Phase II testing for an indication typically takes from one and one-half to two and one-half years to complete. In certain circumstances involving cancer and other life-threatening diseases, the FDA has approved the marketing of new drugs based upon Phase II trials in patients who have failed to respond to conventional therapy. When an agent is found to be effective in Phase II evaluations, expanded Phase III trials are undertaken to evaluate the overall risks and benefits of the drug in relationship to the treated disease in light of other available therapies. Phase III trials are large-scale, multi-center, trials which are designed to provide enough data for statistical proof of efficacy and safety to satisfy FDA requirements. Phase III studies for an indication generally take from two and one-half to five years to complete. FDA may suspend clinical trials at any time if it determines that the patients are exposed to a significant health risk. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully with respect to any of the Company's compounds under development.



     The results of the preclinical studies and human clinical trials are submitted to the FDA in the form of an NDA for approval of the drug. The NDA includes information pertaining to the chemistry, formulation, activity and manufacture of the drug and each component of the final product, as well as details relating to the sponsoring company. Submission of an NDA does not assure FDA approval for marketing. The NDA application review process takes more than two years on average to complete, although review of treatments for cancer and other life-threatening diseases may be accelerated and generally average less than two years. However, the process may take substantially longer if the FDA has questions or concerns about a product. In general, the FDA requires at least two adequate and well-controlled human clinical studies demonstrating efficacy with sufficient levels of statistical assurance. However, additional clinical data may be requested by FDA. The FDA also may request additional information, such as long-term toxicity studies or other studies relating to product safety. Notwithstanding the submission of such data, the FDA ultimately may decide that the application does not satisfy its regulatory criteria for approval and reject the NDA or modify the scope of the claims requested. Also, the FDA may require additional clinical tests following NDA approval to confirm product safety and efficacy (Phase IV clinical tests). Finally, after marketing commences, the FDA may require modification of product labeling or may withdraw approval of the NDA based upon reported safety or efficacy experience with the product.



  Clinical Status of Upjohn R&D Compounds in the United States



     In the United States, Upjohn currently has 23 compounds in preclinical development, four compounds in Phase I, seven compounds in Phase II, eight compounds, new indications or major line extensions in Phase III, and six compounds, new indications or major line extensions for which an NDA or a supplement to a current NDA ("SNDA") has been filed. While it cannot be predicted which, if any, of Upjohn's R&D compounds will ultimately be approved by the FDA for marketing in the United States, industry averages indicate that the probability of ultimate FDA approval is 23% for Phase I, 31% for Phase II, 64% for Phase III and 74% where an NDA or SNDA has been filed. Upjohn's historical experience is similar to industry averages. Since 1992, Upjohn has received FDA approval for nine NDAs and over 50 SNDAs.

     The following chart describes Upjohn's most important compounds in Phase I or later development.



               PRODUCT                       PRINCIPAL INDICATION                  CLINICAL STATUS
  ----------------------------------  ----------------------------------  ----------------------------------
  REMISAR Tablets (bropirimine)       Bladder cancer                      Phase III -- U.S./Europe
                                                                          Phase II -- Japan
  CPT-II                              Colorectal, lung and cervical       Phase II/III
    (irinotecan)*                     cancers
  TOMOSAR                             Breast cancer and lymphoma          Phase II
    (menogaril)
  Adozelesin                          Solid tumors and leukemia           Phase II -- U.S.
                                                                          Phase II -- Japan
  Carzelesin and Bizelesin            Solid tumors and leukemia           Phase I
  CORVERT                             Atrial arrhythmias (irregular       NDA filed 10/94
    (ibutilide fumarate IV)           heartbeat)
  FREEDOX IV Solution                 Subarachnoid hemorrhage             Phase III -- U.S./Europe
    (tirilazad mesylate)              Head injury                         Phase III -- U.S./Canada
                                      Spinal cord injury                  Phase III -- U.S./Europe
  HEMOPURE Sterile Solution*          Blood supplement                    Phase II (Revised formulation in
                                                                          pre- clinical)
  Lomerizine*                         Migraines                           NDA filed in Japan
  Triptorelin*                        Prostate cancer and endometriosis   NDA to be filed in 1996 based on
                                                                          existing data and additional
                                                                          bioequivalence data
  Pramipexole dihydrochloride*        Parkinson's Disease                 Phase III
                                      Schizophrenia                       Phase II
                                      Depression                          Phase II
  ROGAINE 5% Topical Solution         Androgenetic alopecia               Phase III
  RESCRIPTOR Tablets (delaverdine     AIDS and HIV seropositive           Phase III
    mesylate)
  Atevirdine mesylate                 AIDS and HIV seropositive           Phase II/III
  CLEOCIN Vaginal Ovule               Bacterial vaginosis                 Phase III
  U-100592 and U-100766               Antibiotic treatment of             Phase I
    (oxazolidinones)                  gram-positive bacterial
                                      infections.
  CYCLO-PROVERA Sterile Aqueous       Contraception                       Filing strategy is dependent on
    Suspension*                                                           review of existing data


---------------

* Products licensed from other companies.

               PRODUCT                     THERAPEUTIC MARKET SIZE                     COMMENTS
  ----------------------------------  ----------------------------------  ----------------------------------
  REMISAR Tablets (bropirimine)       U.S. -- 50,000 patients; Japan and  Oral oncolytic and immunomodulator
                                      Europe -- 70,000 patients           being developed for worldwide
                                                                          markets. Being co-developed with
                                                                          Yakult Honsha in Japan.
  CPT-II                              U.S. -- 80,000 patients             Novel, potent single agent therapy
    (irinotecan)*                                                         licensed from Yakult Honsha;
                                                                          initial development for colorectal
                                                                          cancer.
  TOMOSAR                             Japan -- 50,000 patients            Being developed for the Japanese
    (menogaril)                                                           market only.
  Adozelesin                          Will depend on types of cancers     Novel, potent single agent.
                                      targeted for development.
  Carzelesin and Bizelesin            Will depend on types of cancers     Novel, potent single agents.
                                      targeted for development.
  CORVERT                             U.S. -- 1.5 million patients        Class III antiarrhythmic being
    (ibutilide fumarate IV)                                               developed initially for the U.S.
                                                                          market.
  FREEDOX IV Solution                 Total patients worldwide over 1     U.S. NDA for severe SAH postponed
    (tirilazad mesylate)              million (200,000 patients for       pending higher dosage studies.
                                      subarachnoid hemorrhage)
  HEMOPURE Sterile Solution*          New market                          Hemoglobin-based oxygen carrier
                                                                          licensed from and being
                                                                          co-developed with Biopure for U.S.
                                                                          market.
  Lomerizine*                         Japanese market about $6 million    Licensed from Kanebo, Ltd. for
                                                                          Japanese market only.
  Triptorelin*                        U.S. prescription market over $600  Licensed from Debiopharm for U.S.
                                      million                             market; already approved in
                                                                          Europe.
  Pramipexole dihydrochloride*        Worldwide Parkinson's disease       Stimulates D3 neuron receptors in
                                      market approximately $1 billion,    the brain. Joint development and
                                      schizophrenia and depression        worldwide marketing with
                                      affect millions of people           Boehringer Ingelheim as licensor.
  ROGAINE 5% Topical Solution         U.S. market:                        More concentrated formulation than
                                      20 million women                    currently marketed product; U.S.
                                      30 million men                      use patent expires 2/96.
  RESCRIPTOR Tablets (delaverdine     Total HIV infected people -- 17     Non-nucleoside reverse
    mesylate)                         million; AIDS -- 2.6 million        transcriptase inhibitor.
                                      people
  Atevirdine mesylate                 Total HIV infected people -- 17     Non-nucleoside reverse
                                      million; AIDS -- 2.6 million        transcriptase inhibitor.
                                      people
  CLEOCIN Vaginal Ovule               U.S. prescription market -- $30     Suppository formulation. Global
                                      million                             filing strategy.
  U-100592 and U-100766               Worldwide antibiotic market -- $26  New class of antibiotics with
    (oxazolidinones)                  billion                             novel mechanism of action; global
                                                                          development and filing strategy.
  CYCLO-PROVERA Sterile Aqueous       Worldwide contraceptive market --   Injectable monthly contraceptive
    Suspension*                       $2.2 billion                        licensed from Path/Concept.


---------------

* Products licensed from other companies.

     The following section describes the most important product candidates under development by Upjohn.



  Freedox (tirilazad mesylate)



     Freedox is a parenteral multimechanistic antioxidant that limits ischemia and trauma-induced lipid peroxidation in animal models. Applications for severe subarachnoid hemorrhage (SAH) indications have been filed in 33 countries with 6 approvals received for the indication in males at a dose of 6 mg/kg/day. Several other European countries are actively reviewing the file and meetings are scheduled to answer any outstanding questions. The Phase II/III SAH studies demonstrated a gender difference in efficacy at the top dose tested (6 mg/kg/day). It has been shown that pre-menopausal women and patients on anticonvulsants, particularly phenytoin, have a faster rate of metabolism and thus are likely to need more drug to demonstrate efficacy. Accordingly, two Phase III trials are ongoing (one in Europe and one in the U.S.) to evaluate efficacy of 15 mg/kg/day in women. The European trial is approximately 55% enrolled and the U.S. has an enrollment of about 15%. There have been no safety problems evident. A U.S. safety study using higher doses in males is also being conducted.



     A U.S. head injury trial using Freedox was stopped prematurely after 98% enrollment in December 1994. Recent analysis of data from the trial indicated that the safety concern that stopped the trial was related to an imbalance in the patient treatment groups (fewer than expected deaths in the control group) and did not indicate general safety concerns for Freedox. The data will be reported soon to investigators and regulatory agencies. Preliminary analysis indicates that the U.S. study did not demonstrate overall statistically significant efficacy for head injury in the targeted sub-groups. The data are still being evaluated as to efficacy with other sub-populations. A final report on the U.S. trial should be released by year-end. A second head injury study using Freedox is being conducted in Europe and should be reported by year-end. Results of the U.S. and European head injury studies will be considered collectively. Depending on the study results, a decision will be made whether to seek approval in the U.S. or Europe on the basis of the current studies, conduct one or more additional clinical studies or abandon head injury as a possible indication in the U.S. and/or Europe.



     Multi-year clinical studies for the stroke indication are continuing utilizing higher doses of Freedox. A study for spinal cord injury sponsored by the National Institute of Health (NIH) will have enrollment completed soon.



     The U.S. patent for Freedox expires in 2009. There is minimal competition for Freedox other than nimodipine for SAH in U.S. and Europe and azagiel in Japan. Other single mechanistic approach compounds under evaluation include AT-877 (an intracellular calcium channel blocker), AVS (an oxygen-free radical scavenger), DR-3305 (an anti-oxygen agent), and OP 2507 (a PGI2 analog for SAH).



  Pramipexole



     Pramipexole has preferential D3 receptor agonist activity and is under development for Parkinson's Disease, depression and schizophrenia. The compound was licensed from, and is being co-developed with, Boehringer-Ingelheim, with plans for worldwide co-marketing. A pre-NDA meeting with the FDA was held on August 15, 1995 to discuss the Parkinson's Disease indication. Upjohn expects to file an NDA by year-end. The NDA will include three North American studies, which produced good results at well-tolerated doses for both early and late stage Parkinson's Disease. Improvement was seen in scores of mentation, behavior and mood, as well as in motor evaluations. The European filing will be dependent on finalization of a European early disease study (enrollment completed) as well as a bromocriptine comparator trial. Plans are for a centralized EU application by late 1996 for Parkinson's Disease. The pramipexole compound patent expires in 2005 in Europe and Japan, and in 2006 in the U.S. The competition for Parkinson's Disease drugs includes L-dopa, cabergoline, bromocriptine, pergolide, lisuride and ropinirole. Phase II studies for depression and schizophrenia are expected to be completed in 1996. If activity is demonstrated, Phase III programs would then be initiated.

  CAMPTOSAR(R) -- CPT-11 (irinotecan hydrochloride)



     Irinotecan, an injectable DNA topisomerase-I inhibitor pro-drug licensed from Yakult Honsha, is in Phase II testing in the U.S. for refractory colorectal cancer. Clinical data shows a positive dose-dependent response rate. A clinical pre-NDA meeting has been scheduled with the FDA in October to share the data Upjohn plans to submit under an accelerated approval process. If the FDA meeting is positive, an NDA for refractory colorectal cancer will be filed with Phase II data before year-end. The drug has already been approved in Japan and France, although reports in the Japanese press have implicated irinotecan in several fatalities, perhaps from adverse drug interactions.



     In the U.S. and Latin America, Phase II cervical and small cell lung cancer studies have also been conducted. The Phase II non-small cell lung study is closed, and Phase III planning has begun for colorectal and non-small cell lung trials. Also, Phase I studies for oral CPT-11 are underway to determine the maximal tolerated dose.



     The potential competition for irinotecan includes 5-Fluorouracil (5-FU), Floxuridine (FUDR), topotecan, GL-147211, 9-amino camptothecin and DX-8951.



  Corvert (ibutilide fumarate)



     Corvert is a parenteral Class III antiarrhythmic for the treatment of atrial flutter and fibrillation. The NDA was submitted October 31, 1994 and a Cardiovascular Advisory Board meeting will be held on October 19-20, 1995 to discuss the drug. The international dossier will be available in November 1995 in which the favorable results of a Sotalol comparator trial will be added to the NDA packet.



     Clinical data showed that Corvert was approximately 40% effective in cardioversion to sinus rhythm, and when administered in one or two 1 mg doses intravenously, Corvert can be used in patients with depressed cardiac function with equally good results. Clinical data demonstrated relatively few side effects and a low incidence (2-4%) of proarrhythmic events.



     The U.S. patent issued October 13, 1992, and there is patent protection in Europe, Japan and Mexico. The competition is amiodarone (p.o. & IV), Sotalol (p.o.) and Bretyllium, along with many Class I antiarrhythmics.



  REMISAR(R) Tablets



     REMISAR (bropirimine) is an oral oncolytic and immunomodulator targeted for treatment of bladder cancer in situ. Development is in late stage Phase III. The U.S. patent was issued in 1995. Primary competition is from the current intravesicular products.



  Oxazolidinones



     The oxazolidinones are antibiotics that have a novel mechanism of action: inhibition of mRNA translation. Two agents are in Phase I testing (oral and IV multiple day dosing) for evaluation of safety and human pharmacokinetics. In vitro studies show them to be effective against gram-positive bacteria, including antibiotic-resistant strains of staphylococci, streptococci and enterococci. Adequate plasma levels have been obtained in normal healthy volunteers with both agents and the selection of which one to move into Phase II testing will be made before year-end. There have been no unexpected side effects with either agent. International patent protection is afforded until 2013. A patent application is pending in the U.S. Known competition includes the existing products Braxin and Synercid.



  HEMOPURE



     The original HEMOPURE(R) and a revised formulation are biologics under development with Biopure Corporation as potential human blood supplements providing tissue oxygenation. HEMOPURE could become an alternative to human blood transfusions. There are currently no competitive products, although several companies, including Somatogen, Baxter Healthcare, Delta Biotechnology, Quest Biotechnology and North-field Labs, are working on hemoglobin-based products. A U.S. compound patent was issued in 1992, and a process patent was issued in 1994.



  Adozelesin



     Adozelesin is a novel, extremely potent cancer agent targeted for treatment of leukemia and solid tumors. Phase II studies are underway in Japan in collaboration with Yakult Honsha. Early clinical results indicate activity in acute myeloid leukemia, with severe, prolonged myelosuppression. The compound appears to have minimal route and schedule dependence. The U.S. patent was issued in 1990. Principal competition is ADRIAMYCIN, cisplatin, 5-FU and duocarmycins (KW-2189).



  Rescriptor Tablets (delaverdine mesylate)



     Delaverdine mesylate, a non-nucleoside reverse transcriptase inhibitor for the treatment of AIDS and HIV seropositive/asymptomatic patients, is currently in Phase III development. The U.S. compound patent was filed in December 1990. Following an August 1995 meeting with U.S. and Canadian regulatory authorities, it was recommended that Upjohn format the surrogate marker data from two large U.S./Canadian trials and provide these data for accelerated regulatory review. The exact analysis plan is currently under review at FDA. If the data demonstrate a significant change in CD4 counts and a decrease in viral burden, an NDA would be submitted to FDA in early 1996.



     Competition in this area would include the nucleosides (AZT, ddI and ddC), and the non-nucleotides (nevirapine and loviride both of which are in Phase III development). Alternative therapies include several potential protease inhibitors in Phase II/III development by Upjohn and other major pharmaceutical companies. Delaverdine would be used in combination with one or more of the above classes of anti-HIV agents. Reported side effects are primarily rashes, unlike the nucleosides, which have significant limitations due to toxicity.

GEOGRAPHIC AREA INFORMATION

     The table below shows Upjohn's operations by geographic area. All sales are shown by the originating area. United States exports to third-party customers are less than 10 percent. Sales to affiliates between geographic areas are priced to reflect consideration of economic circumstances and the regulations of countries in which the transferring entities are located. These transfers, which are primarily human-use products from the United States, are eliminated in consolidation. Upjohn's international businesses are subject in varying degrees to a number of risks inherent in carrying on business in certain countries outside the United States, including possible nationalization, expropriation, price controls, political instability, varying controls on the repatriation of earnings and other restrictive government actions. In addition, currency fluctuations take place from time to time, which can have either a favorable or unfavorable effect on operating income. Upjohn does not regard these factors as a deterrent to further expansion of its international operations. However, Upjohn closely reviews its methods of operations, particularly in developing countries, and adopts strategies responsive to changing economic and political conditions.

                                                                 YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                            1994           1993           1992
                                                         ----------     ----------     ----------
                                                                  (DOLLARS IN MILLIONS)
SALES TO UNAFFILIATED CUSTOMERS (INCLUDES EXPORTS):
United States..........................................  $1,948,215     $2,150,778     $2,092,131
Europe.................................................     638,733        571,112        597,984
Japan and Pacific......................................     425,790        394,741        353,919
Other foreign..........................................     262,258        223,326        212,154
INTERAREA SALES TO AFFILIATES FROM:
United States..........................................     400,761        354,528        356,297
Europe.................................................     119,254        117,142        110,590
Japan and Pacific......................................       2,245          2,559          1,201
Other foreign..........................................      12,715         10,627         10,205
Eliminations...........................................    (534,975)      (484,856)      (478,293)
                                                         ----------     ----------     ----------
     Total.............................................  $3,274,996     $3,339,957     $3,256,188
                                                          =========      =========      =========
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
  AND MINORITY EQUITY:
United States..........................................  $  533,096     $  497,718     $  624,595
Europe.................................................      43,705        (38,842)        10,757
Japan and Pacific......................................      22,666         24,065          5,478
Other foreign..........................................      43,829         (2,904)        31,073
                                                         ----------     ----------     ----------
     Total.............................................  $  643,296     $  480,037     $  671,903
                                                          =========      =========      =========
IDENTIFIABLE ASSETS, DECEMBER 31:
United States..........................................  $3,867,905     $3,387,980     $3,085,793
Europe.................................................     650,193        570,723        617,199
Japan and Pacific......................................     485,049        427,395        380,592
Other foreign..........................................     159,314        147,479        150,357
Discontinued Operations (net)..........................          --        278,344        279,158
                                                         ----------     ----------     ----------
     Total.............................................  $5,162,461     $4,811,921     $4,513,099
                                                          =========      =========      =========

PROPERTIES

     Upjohn owns its main pharmaceutical plants and general offices, which consist of a group of buildings containing approximately 5,000,000 square feet of floor space, all of which were constructed since 1948 and are considered adequate for Upjohn's present needs, on about 500 acres of a 2,200 acre tract located six miles southeast of Kalamazoo, Michigan. The Henrietta Street complex, owned by Upjohn and consisting of approximately 33 acres, includes a group of buildings aggregating about 2,500,000 square feet that houses Upjohn's research laboratories and offices. Pharmaceutical fermentation, production, warehouse and office facilities, containing approximately 510,000 square feet, are located on a 259 acre site owned by Upjohn near Arecibo, Puerto Rico. Upjohn also owns or leases distribution warehouses in several major cities in the United States. Upjohn owns a 2,140 acre farm complex northeast of Kalamazoo, which includes the principal offices of Upjohn's animal health business, including veterinary research facilities, with offices, laboratory and farm buildings aggregating about 410,000 square feet. Upjohn also has animal health products production and research facilities in several locations in the United States and in foreign countries. In Europe, Upjohn owns 48.7 acres of land in Puurs, Belgium, 27.7 acres of which are developed and are the site of Upjohn's manufacturing and office facilities and 21 acres of which remain available for future utilization. The main building on this site has a total of 444,000 square feet, 185,700 of which are dedicated to manufacturing and the remainder of which is used for offices, utilities and maintenance and miscellaneous support functions.


EMPLOYEES

     Upjohn had a total of approximately 16,400 regular employees on July 31, 1995, 8,800 of which were employed in the United States and Puerto Rico while the remaining 7,600 regular employees were located outside of the United States and Puerto Rico.

     Upjohn believes that it has good relations with its employees. Employees at several non-U.S. locations are represented either by freely elected unions or by legally mandated workers' councils or similar organizations.

ENVIRONMENTAL MATTERS


     Significant capital and operating expenses will be incurred to address environmental remediation in connection with the phase-out of industrial chemical operations at Upjohn's North Haven, Connecticut plant, improving controls on air emissions at the Kalamazoo manufacturing facility, addressing environmental issues at other Company facilities and certain Superfund and similar third-party waste disposal sites. Since several capital projects are undertaken for both environmental control and other business purposes, such as production process improvements, it is difficult to estimate the specific capital expenditures for environmental control. However, including all such multi-purpose capital projects as environmental expenditures, it is estimated that capital expenditures for environmental protection for 1995 and 1996 will be approximately $35 million and $25 million, respectively. Operating expenses in 1994 for compliance with environmental protection laws and regulations are estimated to have been approximately $50 million. Such operating expenses in 1995 are estimated to be approximately $60 million. Cash payments charged to environmental reserves in 1994 totaled $10 million and are expected to be approximately $15 million in 1995.



     Upjohn has been identified as a potentially responsible party ("PRP") at a number of third-party waste sites, including, the West KL Avenue Landfill located in Kalamazoo County, Michigan which is on the United States Environmental Protection Agency's ("EPA") National Priorities List. In September 1991, Upjohn and three local governmental units agreed to a consent decree with the EPA for the West KL site, which has been approved by the United States Department of Justice and entered by a federal court, to undertake necessary remedial action. The costs of remediation are currently estimated to be $40 million, of which other viable parties are expected to contribute more than one-half of the total cost.


     Negotiations with environmental agencies continue in connection with remediation of an abandoned sludge pile and other areas at the site of Upjohn's discontinued industrial chemical operations in North Haven, Connecticut. Upjohn is in the process of evaluating other existing environmental conditions at the North Haven, Connecticut facility with the intention of addressing concerns that may be determined appropriate.

PRODUCT LIABILITY INSURANCE

     Upjohn monitors the safety of its products following their launch in the market by the collation of details of adverse reactions to the products. Notwithstanding these and other measures, product liability is a significant commercial risk for Upjohn and other pharmaceutical companies. Certain pharmaceutical companies in past years have had to make very substantial settlements of claims in respect of injuries alleged to have been caused by the use of their products. There is an increasing readiness, particularly in the U.S., for patients or their families, where treatment has allegedly caused injury or death, to seek redress through litigation or other means against one or all of the medical practitioner, hospital and drug manufacturer.

     The market for product liability insurance contracted significantly in the mid-1980s as a result of the increased incidence and cost of claims. Upjohn, in common with other companies in the pharmaceutical and other industries, therefore was not able for a time to purchase the same amount of insurance coverage as in previous years and had to pay greatly increased premiums. However, in more recent years, these conditions have improved and Upjohn has obtained what it believes to be a satisfactory level of coverage, though still at substantially higher premium costs than in the early 1980s and with substantial deductibles and retainage.

LITIGATION

     Various suits and claims arising in the ordinary course of business, primarily for personal injury and property damage alleged to have been caused by the use of Upjohn's products, are pending against Upjohn and its subsidiaries.

     Upjohn is a defendant in approximately 100 product liability lawsuits involving its benzodiazepine product, HALCION, some of which seek punitive damages based on alleged deficiencies in the product approval process and compliance with regulations. In addition, Upjohn is a defendant in over 100 lawsuits in Australia involving DEPO-MEDROL.

     The U.S. Food and Drug Administration, with the assistance of the United States Attorney's Office in Grand Rapids, Michigan, is conducting a review of the FDA's prior inspection report on HALCION, including an assessment of the conclusions of the report, the approval of the drug, related FDA processes and procedures and the violation of any laws. Upjohn cannot predict the outcome of this review.


     A shareholder derivative complaint alleges a pattern of misconduct by Upjohn and names certain current and former officers and directors as defendants. The suit alleges that the defendants purposely concealed or minimized reports of side effects related to HALCION, which allegedly caused damage and loss to Upjohn as a company, improper election of directors, payment of excessive incentive compensation and stock option bonuses to the named defendants. Upjohn does not believe that there is merit to the claims and will defend the suit.


     In addition to actions involving the West KL Avenue Landfill discussed above under "Environmental Matters," Upjohn is involved in several administrative and judicial proceedings relating to environmental concerns, including actions brought by the U.S. EPA and state environmental agencies for cleanup at approximately 40 "Superfund" or similar sites. Upjohn's estimate of the ultimate cost to be incurred in connection with these environmental situations could change due to uncertainties at many sites with respect to potential cleanup remedies, the estimated cost of cleanup and Upjohn's ultimate share of a site's cost.

     Upjohn discharges certain cooling water, storm water runoff, and non-process wastewater from its production facility in Kalamazoo County, Michigan, to nearby surface waters. While no formal enforcement action has been taken to date, the State of Michigan has asserted that some of the Upjohn discharges may have been in violation of applicable law and regulation. The State has indicated an intent to seek enforcement through an administrative order with fines and penalties in excess of $100,000.

     Upjohn is a party along with at least 30 other defendants (both manufacturers and wholesalers) in several federal civil antitrust lawsuits some of which have been or are in the process of being consolidated and transferred to the Federal District Court for the Northern District of Illinois for purposes of discovery. These suits, brought by state pharmacies and chains, generally allege unlawful conspiracy, price discrimination and price fixing and, in some cases unfair competition, and specifically allege that Upjohn and the other named defendants violated: (1) the Robinson-Patman Act by giving substantial discounts to hospitals, nursing homes, mail-order pharmacies and HMOs without according the same discounts to retail drugstores, and (2) Section 1 of the Sherman Antitrust Act by entering into illegal vertical combination with other manufacturers and wholesalers to restrict certain discounts and rebates so they benefitted only favored customers. The

Federal District Court for the Northern District of Illinois has certified a class consisting of retail pharmacies, and the same court has pending before it a suit with approximately 2,500 named retail pharmacies. The suits seek treble damages and an injunction prohibiting the alleged illegal practices. In addition, similar actions have been brought in Alabama, California, Colorado, Minnesota, New York, Washington and Wisconsin state courts. The California State court has recently certified a class of consumers seeking damages resulting from the same alleged conspiracy by the defendant pharmaceutical companies.


     Based on information currently available and Upjohn's experience with lawsuits of the nature of those currently filed or anticipated to be filed which have resulted from business activities to date, the amounts accrued for product and environmental liabilities arising from the litigation and proceedings referred to above are considered to be adequate. Although Upjohn cannot predict the outcome of individual lawsuits, the ultimate liability should not have a material effect on its consolidated financial position; and unless there is a significant deviation from the historical pattern of resolution of such issues, the ultimate liability should not have a material adverse effect on Upjohn's results of operations or liquidity.

     For further information concerning litigation and environmental matters, see Notes J and K to the Consolidated Financial Statements of Upjohn contained elsewhere in this Prospectus.

DIRECTORS AND EXECUTIVE OFFICERS

     The following individuals are the directors of Upjohn:

     Frank C. Carlucci, age 64, Chairman, The Carlyle Group, a merchant bank in Washington, D.C. Mr. Carlucci was vice chairman of The Carlyle Group from 1989 to 1993. He served as U.S. Secretary of Defense from 1987 to 1989. Mr. Carlucci is currently on the board of directors of Ashland Oil, Inc.; Bell Atlantic Corporation; Connecticut Mutual Life Insurance Company; General Dynamics Corporation; Kaman Corporation; Neurogen Corporation; Northern Telecom Limited; The Quaker Oats Company; SunResorts, Ltd., N.V.; Texas Biotechnological Corporation and Westinghouse Electric Corporation; and serves on the board of trustees for the nonprofit Rand Corporation. Mr. Carlucci has served as a Director of The Upjohn Company since 1990 and is a member of the Audit; Compensation and Incentive; Finance; and Nominating Committees of the Board.

     William D. Mulholland, age 69, former Chairman of the Board and Chief Executive Officer of the Bank of Montreal. Mr. Mulholland is currently a director of the Bank of Montreal and Canadian Pacific Ltd. He is a trustee of Queen's University and a member of the Advisory Committee on Canadian Studies at the School of Advanced International Studies, Johns Hopkins University. Mr. Mulholland has received honorary Doctor of Laws degrees from Memorial University and Queen's University. He has served as a Director of Upjohn since 1977 and is Chairman of the Executive; and Compensation and Incentive Committees and a member of the Finance; and Nominating Committees of the Board.

     John L. Zabriskie, Ph.D., age 56, Chairman of the Board and Chief Executive Officer of Upjohn. Prior to joining Upjohn in 1994, Dr. Zabriskie had spent his entire career with Merck & Co., Inc. During his last five years with Merck, he held several officer positions in sales, marketing, public affairs and manufacturing, serving most recently as executive vice president of Merck & Co., Inc., and president, Merck Manufacturing Division. He is active in the debate over U.S. health care reform as a member of the Healthcare Leadership Council and a past member of the Jackson Hole Group for Healthcare Reform. He is also active in the Pharmaceutical Research and Manufacturers Association of America. Dr. Zabriskie has served on the boards of Penjerdel Corporation; Pennsylvania Biotechnology Association; the National Pharmaceutical Council, Inc.; Morristown Memorial Hospital and Wells College. He is currently a director of First of America Bank Corporation, Kellogg Company and Southwest Michigan Healthcare Coalition. He began serving as a Director of Upjohn in January 1994 and is a member of the Executive and Finance Committees of the Board.

     M. Kathryn Eickhoff, age 55, President, Eickhoff Economics Incorporated, economic consultants. Ms. Eickhoff is the former associate director for Economic Policy, United States Office of Management and Budget. She serves as a director of AT&T; National Westminster Bancorp. Inc. and Tenneco Inc. Ms. Eickhoff is a member of several business organizations including The Conference of Business Economists;

The Economic Club of New York and the National Association of Business Economists. She served as a Director of Upjohn from 1982 to 1985 and returned as a Director in 1987. She is Chairman of the Finance Committee and a member of the Audit; Executive; and Nominating Committees of the Board.

     Daryl F. Grisham, age 68, President and Chief Executive Officer, Parker House Sausage Company. Mr. Grisham joined Parker House Sausage Company in 1954. He has been a director of that company since 1961 and was promoted to his current position in 1969. Mr. Grisham is a former director for G.D. Searle and Company and Illinois Bell Telephone Co. He serves as a director of Harris Bankcorp, Inc.; Lincoln Park Zoological Society; Rehabilitation Institute of Chicago and the Lyric Opera of Chicago. He also serves as a trustee for the Chicago Museum of Science & Industry and Northwestern University. He has served as a Director of Upjohn since 1989. He is Chairman of the Social Responsibility Committee and is a member of the Compensation and Incentive; Executive and Nominating Committees of the Board.

     Lawrence C. Hoff, age 66, former President and Chief Operating Officer of Upjohn. Mr. Hoff has long been active in major industry and educational associations including having served as a director, American Diabetes Association, Inc.; trustee, Borgess Medical Center; director, Council on Family Health; chairman, Pharmaceutical Research and Manufacturers of America; member, U.S. Chamber of Commerce, International Policy Committee. He holds an honorary Doctor of Science in Pharmacy degree from Massachusetts College of Pharmacy and Allied Health Sciences, and is currently a director of Alpha Beta Technology, Inc.; Curative Technologies, Inc. and Medimmune, Inc. He has served as a Director of Upjohn since 1973 and is a member of the Audit and the Social Responsibility Committees of the Board.

     Jerry R. Mitchell, M.D., Ph.D., age 54, Vice Chairman of the Board and President, Upjohn Laboratories. Previously, Dr. Mitchell had been Executive Vice President and President, Upjohn Laboratories (1991-92); and Senior Vice President and President, Upjohn Laboratories (1990). Prior to joining Upjohn, Dr. Mitchell was a professor of internal medicine and the director of the Center for Experimental Therapeutics, Baylor College of Medicine and Affiliated Hospitals. During his distinguished career, Dr. Mitchell has served on many national advisory boards and committees and has received numerous honors and scientific awards. He has published two books and has written hundreds of manuscripts and abstracts. Dr. Mitchell has been a Director of Upjohn since 1991.

     William U. Parfet, age 48, President and Chief Executive Officer of Richard-Allan Medical Industries, Inc., a manufacturer of surgical equipment and medical supplies. Prior to joining Richard-Allan in October 1993, Mr. Parfet had been Vice Chairman of the Board of Upjohn, and was President (1991-93) and Executive Vice President (1989-91) before that. Mr. Parfet serves on various boards of directors, including Bissell, Inc., CMS Energy Corporation, the Financial Accounting Foundation, Flint Ink Corporation, Old Kent Financial Corporation, Stryker Corporation and Universal Foods, Inc. He has served as a Director of Upjohn since 1985 and is a member of the Finance and the Social Responsibility Committees of the Board.

     Richard H. Brown, age 48, President and Chief Executive Officer of H&R Block Inc. Prior to joining H&R Block in August, 1995, Mr. Brown was Vice Chairman of Ameritech Corp., a telecommunications company. Mr. Brown was elected Ameritech vice chairman in January 1993. He joined Illinois Bell as president and chief executive officer in 1990 and, prior to that, he was executive vice president of United Telecom and U.S. Sprint. He is a member of the Economic Club of Chicago, a trustee, Rush Presbyterian-St. Luke's Medical Center, Vice Chairman of the board of trustees of Ohio University Foundation and serves actively in many non-profit organizations in Illinois. Mr. Brown also serves on a number of other boards. He has served as a Director of Upjohn since September 1993 and is a member of the Compensation and Incentive; the Nominating; and the Social Responsibility Committees of the Board.

     Geraldine A. Kenney-Wallace, age 52, Past-President and Vice-Chancellor of McMaster University, Ontario, Canada, and currently Senior Fellow, Faculty of Management, University of Toronto. Dr. Kenney-Wallace is a member of the board of directors of the Bank of Montreal, DMR Inc., General Motors (Canada) and Northern Telecom Ltd. She serves on the advisory board of the Canadian Foundation for AIDS Research, the Manning Foundation, the Canada-Japan Forum, the Canadian National Roundtable on the Environment and the Economy and the Singapore National Science and Technology Boards. During her scientific career in lasers, ultra-fast phenomena and optoelectronics, Dr. Kenney-Wallace has received numerous honors and scientific awards. She has served as a Director of Upjohn since 1993 and is a member of the Audit; the Finance; and the Social Responsibility Committees of the Board.

     William E. LaMothe, age 68, former Chairman of the Board and Chief Executive Officer of Kellogg Company, a food company. Mr. LaMothe is a former director of the Food and Drug Law Institute, Kimberly Clark Corporation, Unisys Corporation and the Western Michigan University Foundation. He is currently a director of Allstate Insurance Companies, Kellogg Company and Sears Roebuck and Company; and he is a member of the board and a trustee for the W. K. Kellogg Foundation Trust. Mr. LaMothe serves on the board of The Battle Creek Community Foundation. He has served as a Director of Upjohn since 1986 and is a member of the Audit; the Compensation and Incentive; the Executive; and the Nominating Committees of the Board.

     Ley S. Smith, age 61, President and Chief Operating Officer of Upjohn. Mr. Smith was elected President and Chief Operating Officer in 1993; he became Vice Chairman of the Board in 1991; and was elected Executive Vice President in January 1989. Mr. Smith also served as Acting Chief Executive Officer of Upjohn from April 1993 until January 1994. He is currently a member of the Borgess Medical Center Board of Trustees and board member for the Biopure Corporation. Mr. Smith is active in a wide variety of business, community, and medical- and pharmaceutical-related activities, including the Pharmaceutical Research and Manufacturers of America; the Virginia Neurological Institute; the Health, Welfare and Retirement Income Task Force of the Business Roundtable; and the Greater Kalamazoo United Way. He has served as a Director of Upjohn since 1989.

     Antonio M. Gotto, Jr., M.D., age 59, Chairman of the Department of Medicine at Baylor College of Medicine. Dr. Gotto was appointed to the Board of Directors of Upjohn in November 1994. He is Distinguished Service Professor and Chairman of the Department of Internal Medicine at Baylor College of Medicine. He holds the J.S. Abercrombie Chair of Atherosclerosis Research and the Bob and Vivian Smith Chair in Internal Medicine. He is Chief of the Internal Medicine Service at The Methodist Hospital and Ben Taub County Hospital in Houston, Texas. He is director of the Medtronic Corporation. He is a former member of: the National Academy of Sciences -- Institute of Medicine; the National Heart, Lung, and Blood Advisory Council for the National Institutes of Health; and the National Diabetes Advisory Board. He has served as National President of the American Heart Association. He is currently President of the International Atherosclerosis Society, Co-Chairman of the U.S.-Russian and U.S.-Italian Cardiovascular Workgroups and Secretary of the Texas and district Rhodes Scholar Selection Committee. He has received many awards, honorary degrees and recognition by foreign governments. He is a member of the Audit and the Social Responsibility Committees of the Board.

     The Board of Directors is composed of three classes of members. One class of directors is elected each year to hold office for a three-year term and until successors of such class are duly elected and qualified. At each annual meeting of the stockholders, directors of the class whose term then expires shall be elected for a full term of three years to succeed the directors of such class, so that the term of office of the directors of one class shall expire in each year. Upjohn's Restated Certificate of Incorporation provides that retiring Directors are eligible for reappointment at the annual meeting at which they retire.

     Certain directors and officers of Upjohn are, and as of the Effective Time will be, directors and/or executive officers of the Company. See "Description of the Company -- Directors and Executive Officers." For a discussion of certain matters relating to the employment and compensation of the directors and executive officers of the Company, see "Description of the Company -- Compensation of Directors and Executive Officers of the Company." See also "Risk Factors -- Interests of Management."

     In addition to Mr. Zabriskie, Mr. Smith and Mr. Mitchell, the following individuals are Upjohn's executive officers:

     Kenneth M. Cyrus, age 56, Executive Vice President, Secretary and General Counsel since 1994. Formerly Senior Vice President, Secretary and General Counsel from 1991 to 1994, and prior thereto Vice President, Secretary and General Counsel from 1988 to 1991.

     Donald R. Parfet, age 42, Executive Vice President since 1995. Formerly Executive Vice President for Administration from 1991 to 1995, and prior thereto Senior Vice President for Administration from 1989 to 1991.

     Robert C. Salisbury, age 51, Executive Vice President and Chief Financial Officer since 1994. Formerly Senior Vice President for Finance and Chief Financial Officer from 1991 to 1994, and prior thereto Vice President for Finance and Chief Financial Officer from 1989 to 1991.

     Jack J. Jackson, age 49, Senior Vice President for U.S. and Canadian Pharmaceutical Operations since 1994. Formerly Vice President for Western Hemisphere Pharmaceutical Operations from 1992 to 1994, prior thereto Vice President for North American Pharmaceutical Operations from 1991 to 1992, and prior thereto Vice President for U.S. Pharmaceutical Sales from 1989 to 1991.

     Fernando A. Leal, age 53, Senior Vice President for Strategic Planning and Business Development since 1995. Formerly Senior Vice President for International and Pharmaceutical Operations from 1994 to 1995, and prior thereto, Senior Vice President for Japan, Pacific and European Operations from 1993 to 1994, Vice President for Pacific and Latin American Pharmaceutical Operations from 1992 to 1993 and Vice President for Japan/Pacific/Latin America from 1989 to 1992.

     Carlos A. Salvagni, age 59, Senior Vice President for Technical Operations since 1994. Formerly Senior Vice President for Worldwide Manufacturing and Engineering from 1993 to 1994, and prior thereto Vice President for Worldwide Manufacturing from 1990 to 1993.

BENEFICIAL OWNERSHIP OF UPJOHN COMMON STOCK

     Under regulations of the Commission, persons who have power to vote or dispose of Upjohn's shares, either alone or jointly with others, are deemed to be beneficial owners of such shares. Because the voting or dispositive power of certain shares listed in the following table is shared, the same securities in such cases are listed opposite more than one name in the table. The total number of shares of Upjohn Common Stock listed below for directors and executive officers as a group eliminates such duplication.

     Pursuant to Schedule 13G filed with the Securities and Exchange Commission by State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, as Trustee of the Plan and The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, California 90071, respectively, Upjohn believes that State Street Bank and Trust Company is the beneficial owner of 7.4% of Upjohn's outstanding Common Stock, and The Capital Group Companies, Inc. exercised investment discretion, but not voting power over 6.6% of Upjohn's outstanding Common Stock owned by various institutional investors, each as of December 31, 1994.

     Set forth in the following table are the beneficial holdings as of September 1, 1995 of all directors, the five most highly compensated executive officers and all directors and executive officers as a group.


                                                     SHARES OF COMMON STOCK BENEFICIALLY OWNED(1)
                                             -------------------------------------------------------------
                                              SOLE VOTING         SHARED VOTING          OPTIONS
                                                AND/OR               AND/OR            EXERCISABLE
                                              DISPOSITIVE          DISPOSITIVE          WITHIN 60    % OF
                                                 POWER                POWER               DAYS       CLASS
                                             -------------       ---------------       -----------   -----
Richard H. Brown(2)........................        2,238(3)           --                   --         *
Frank C. Carlucci..........................        8,203(3)           --                   --         *
M. Kathryn Eickhoff........................        1,500              --                   --         *
Antonio M. Gotto...........................          810(3)           --                   --         *
Daryl F. Grisham...........................        9,216(3)           --                   --         *
Lawrence C. Hoff(2)........................       39,122              --                   --         *
Geraldine A. Kenney-Wallace................        1,384(3)           --                   --         *
William E. LaMothe(2)......................       12,544(3)           --                   --         *
Jerry R. Mitchell..........................        9,155(4)           --                   147,654    *
William D. Mulholland......................        3,007              --                   --         *
Donald R. Parfet(2)........................      542,357(4)         1,388,911(5)(6)        160,350   1.1
William U. Parfet..........................      501,892(4)         1,260,750(6)           151,176   1.0
Robert C. Salisbury........................       18,152(4)           --                   130,372    *
Ley S. Smith(2)............................       14,705(4)           --                   214,914    *
John L. Zabriskie(2).......................       36,163              --                   250,000    *
Directors and Executive Officers
  as a Group (19 persons)(2)...............    1,251,720(3)(4)      2,366,911(5)(6)      1,455,791   2.8


---------------

 * Less Than 1%.



(1) Excludes the following share units which were awarded under the Company's Incentive Compensation Plans but payment of which is deferred: L. C. Hoff, 4,176; J. R. Mitchell, 6,242; D. R. Parfet, 4,742; W. U. Parfet, 548; R. C.
    Salisbury, 10,037; L. S. Smith, 9,045; J. L. Zabriskie, 4,831; and directors and executive officers as a group, 72,283.



(2) Excludes 350 shares held by the spouse of R. H. Brown; 10,000 shares held by the spouse of L. C. Hoff; 770 shares held by the spouse of W. E. LaMothe; 13,219 shares held by the spouse of D. R. Parfet; 2,200 shares held by the spouse of L. S. Smith; 100 shares held by the spouse of J. L. Zabriskie; and 26,639 shares held by the spouses of directors and executive officers as a group.



(3) Includes the following number of shares representing deferred directors' fees payable in stock which are held in trust with respect to which the individual has sole voting power: R. H. Brown, 1,919; F. C. Carlucci, 7,703;
    A. M. Gotto, 810; D. F. Grisham, 9,116; G. A. Kenney-Wallace, 1,134; and W.
    E. LaMothe, 10,344.



(4) Includes the following number of shares or share equivalents credited under The Upjohn Employee Savings Plan with respect to which the individual has sole voting power: J. R. Mitchell, 809; D. R. Parfet, 2,727; W. U. Parfet, 4,249; R. C. Salisbury, 4,212; L. S. Smith, 1,710; J. L. Zabriskie, 63; and directors and executive officers as a group, 25,306.



(5) Includes shares over which D. R. Parfet has sole or shared voting or dispositive power as a member of the Board of Trustees of The W. E. Upjohn Unemployment Trustee Corporation, a non-profit corporation which supports research on economic and social problems related to unemployment.



(6) Includes shares held in trust over which voting and/or dispositive power is shared in his capacity as trustee under various trusts.



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     Donald R. Parfet, Executive Vice President, and William U. Parfet, Director, are brothers.

                     UPJOHN SUMMARY SELECTED FINANCIAL DATA

     The summary selected financial data for the five years ended December 31, 1994 have been derived from the audited consolidated financial statements of Upjohn and Notes thereto. The summary financial data for the six months ended June 30, 1995 and 1994 is unaudited. The following data should be read in conjunction with "Upjohn Management's Discussion and Analysis of Financial Condition and Results of Operations" and Upjohn's Consolidated Financial Statements and Notes thereto included elsewhere herein and are qualified in their entirety by reference to the Consolidated Financial Statements and such Notes.

                                     SIX MONTHS ENDED
                                         JUNE 30,                          YEAR ENDED DECEMBER 31,
                                   --------------------    --------------------------------------------------------
                                     1995        1994        1994        1993        1992        1991        1990
                                   --------    --------    --------    --------    --------    --------    --------
                                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Operating revenue................  $1,717.6    $1,643.9    $3,344.5    $3,380.5    $3,284.7    $3,057.9    $2,675.3
Earnings from continuing
  operations before cumulative
  effect of accounting
  changes(a).....................     267.5       242.0       489.1       396.4       527.0       521.5       435.9
Earnings per share from
  continuing operations before
  cumulative effect of accounting
  changes(a).....................      1.51        1.36        2.75        2.20        2.92        2.87        2.36
Dividends declared per share.....       .74         .74        1.48        1.48        1.42        1.26        1.04

                                                                               AT DECEMBER 31,
                                                           --------------------------------------------------------
                                     AT JUNE 30, 1995        1994        1993        1992        1991        1990
                                   --------------------    --------    --------    --------    --------    --------
                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Total Assets.....................              $5,243.6    $5,162.5    $4,811.9    $4,513.1    $4,053.9    $3,578.8
Long-term debt...................                 515.0       521.0       526.8       402.9       295.5       274.6
Total Shareholders' Equity.......               2,502.4     2,382.6     2,085.6     2,015.5     2,005.2     1,779.6

---------------
(a) Refer to Note D to Upjohn's Consolidated Financial Statements relating to January 1, 1993 accounting changes resulting in a net charge of $18.9 or $.11 per share and to January 1, 1992 accounting changes resulting in a net charge of $222.9 or $1.26 per share.

                  UPJOHN MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     When comparing year-to-year earnings, accounting changes and restructuring charges recorded in each of the prior two years should be considered. In 1993, Upjohn made two accounting changes: the adoption of calendar-year reporting for subsidiaries formerly reporting on a fiscal year and the adoption of Statement of Financial Accounting Standards (SFAS) No. 112 relating to postemployment benefits. The cumulative effect of these changes reduced 1993 net earnings by $18.9 million ($.11 per share). In 1992, Upjohn adopted SFAS No. 106 relating to postretirement benefit costs other than pensions and SFAS No. 109 relating to accounting for income taxes. The cumulative effect of these accounting changes reduced net earnings by $222.9 million ($1.26 per share) (see Note D to Upjohn's Consolidated Financial Statements contained elsewhere herein).

SIX MONTHS ENDED JUNE 30, 1995 COMPARED TO SIX MONTHS ENDED JUNE 30, 1994

  Overview of Consolidated Results

                                                                         SIX MONTHS ENDED JUNE
                                                                                  30,
                                                                        -----------------------
                                                                          1995           1994
                                                                        --------       --------
                                                                         (DOLLARS IN MILLIONS,
                                                                        EXCEPT PER SHARE DATA)
Total revenue.........................................................  $1,717.6       $1,643.9
Operating income......................................................     351.8          302.2
Earnings from continuing operations before income taxes and
  minority interests..................................................     376.8          314.5
Earnings from continuing operations...................................     267.5          242.0
Net earnings..........................................................     267.5          254.8
Earnings per common share:
  -- Primary..........................................................  $   1.51       $   1.36
  -- Fully diluted....................................................  $   1.46       $   1.32

     All sales data and financial statement results for the six months ended June 30, 1994 have been restated to reflect the sale of the Asgrow Seed Company as a discontinued operation.

     Second-quarter 1995 international sales were up 18 percent to $422 million from $357 million in the second quarter of 1994. International sales represented 51 percent of the consolidated total as compared to 44 percent one year earlier. Domestic sales of $413 million declined 11 percent from $462 million for the same comparative periods. Total consolidated sales for the second quarter were $835 million, up from $819 million in the second quarter of 1994 as the result of a three percent increase in price, a four percent increase from foreign exchange, offset by a five percent decline in volume. For the six months ended June 30, 1995, international sales of $822 million were up 21 percent from $678 million while domestic sales of $821 million were down 13 percent from $941 million. International sales represented slightly over 50% of the consolidated total for the 1995 year-to-date period.

     Total revenue for the first six months of 1995 benefited from the first quarter 1995 sale of Upjohn's rights under a product co-marketing agreement. This sale added $26 million (15 cents per share) to net earnings for the six months ended June 30, 1995. This agreement increased earnings per share by 2 cents and 3 cents, respectively, in the second quarter and first six months of 1994.

     An increase in the effective tax rate reduced primary earnings per share by 5 cents and 13 cents for the second quarter and first six months of 1995, respectively. Also affecting year-to-year comparison, the discontinued Asgrow Seed Company contributed $2 million (1 cent per share) and $13 million (7 cents per share) to net earnings in the second quarter and first six months of 1994, respectively.

  Product Sales

     The table below provides a year-to-year comparison of consolidated net sales by major pharmaceutical product group:

                                                                      SIX MONTHS ENDED JUNE
                                                                               30,
                                                                      ---------------------
                                                                        1995         1994
                                                                      --------     --------
                                                                      (DOLLARS IN MILLIONS)
    Central nervous system..........................................  $  214.7     $  225.2
    Steroids and anti-inflammatory and analgesic....................     174.1        208.1
    Reproductive and women's health.................................     267.2        244.7
    Critical care, transplant and cancer............................     232.4        198.1
    Infectious disease..............................................     260.2        215.7
    Animal health...................................................     171.4        153.5
    Other products and materials....................................     323.4        374.1
                                                                      --------     --------
    Consolidated net sales..........................................  $1,643.4     $1,619.4
                                                                       =======      =======

     The second quarter 1995 worldwide decline in sales of central nervous system agents was the net result of continuing international sales growth recorded for both XANAX/alprazolam, the anti-anxiety agent, and HALCION/triazolam, the sleep-inducing agent, being offset by ongoing generic competition against XANAX in the U.S. The second quarter 1995 U.S. sales decline in XANAX was significantly less in both dollars and as a percent of prior year sales than that experienced during either the second quarter of 1994 or the first quarter of 1995.

     A significant decline in the U.S. sales of ANSAID (flurbiprofen), resulting from generic competition first encountered in late 1994, led to the overall decline in the steroid, anti-inflammatory and analgesic product group for both the second quarter and first six months of 1995. MOTRIN IB, the over-the-counter nonsteroidal analgesic agent, also recorded significant sales declines for both measurement periods in 1995. These declines have been attributed to efforts to reduce inventories and to intense competition resulting from increased promotional activity by competitors within this market segment. Strong sales increases of specialty and commodity steroids in Europe mitigated the decline in this product group for the quarter.

     Good U.S. sales performance in the second quarter of 1995 by DEPO-PROVERA, the injectable contraceptive, continued to lead the growth in the reproductive and women's health products group. A U.S. Food and Drug Administration moratorium protecting the exclusivity of DEPO-PROVERA expires in October 1995. This performance was partially offset by the continuing decline in the sales of OGEN, the estrogen replacement therapy, that has been subject to generic substitution.

     The sales increases in the critical care, transplant and cancer products group was led by foreign sales of SOLUMEDROL, the injectable steroid, and other MEDROL products. Strong international sales growth in the DALACIN (CLEOCIN in the U.S.) family of antibiotic products led the growth in the infectious disease products category while sales of VANTIN, the broad-spectrum oral antibiotic, were down slightly in the U.S.

     The second quarter increase in sales of animal health products was led by Lincomycin and Spectinomycin antibiotic products in international markets. International sales also benefitted from the performance of the antibiotic EXCENEL (NAXCEL in U.S. markets). U.S. sales of NAXCEL increased primarily due to a favorable comparison to the prior year second quarter.

     Continuing generic competition for MICRONASE Tablets (glyburide), the oral anti-diabetes agent that lost U.S. market exclusivity in the second quarter of 1994, resulted in the decline in sales of other products and materials for both the second quarter and first six months of 1995. GLYNASE PresTab, the oral anti-diabetes agent, continued to record good growth. U.S. FDA moratoriums on the approval of Abbreviated New Drug Applications (ANDAs) protecting the exclusivity for GLYNASE expired at the end of March, 1995.

  Costs and Expenses

     Consolidated operating expenses, stated as a percent of net sales, were as follows:

                                                                             SIX MONTHS
                                                                                ENDED
                                                                              JUNE 30,
                                                                           ---------------
                                                                           1995       1994
                                                                           ----       ----
    Cost of products sold..............................................    27.2%      26.0%
    Research and development...........................................    17.7       18.7
    Marketing and administrative.......................................    38.2       38.2
    Operating income...................................................    21.4       18.7

     Cost of products sold as a percent of sales was slightly below prior-year levels for the quarter but was up for the year-to-date period as the result of a change in product and geographic mix. These rates are higher than in prior years because Upjohn's generic and other products carry lower gross margins than the products that have recently lost patent protection. Also, as noted above, a higher percentage of total sales were realized in international markets. Upjohn's product line generally carries lower gross margins in international markets. For the second quarter of 1995, this measure benefited from the effects of foreign exchange.

     Expenditures for research and development were down somewhat both in dollars and as a percent of sales for the second quarter and first six months of 1995. This is the result of a favorable comparison due to the timing of certain expenditures related to major clinical trials. It is expected that, in dollars, research and development expenditures for the current year will approximate those incurred for the full year 1994.

     The increase in marketing and administrative expense, as a percent of second quarter sales is primarily the result of additional marketing investments required in the emerging international markets of Central Europe, Latin America and the Asian and Pacific region. These factors offset the significant dollar savings realized in the U.S. from expense controls and from the 1993 restructuring. For the year-to-date, this measure was flat as a percent of sales because first quarter savings in the U.S. had exceeded the expense growth in international markets.

     The increase in operating income as a percent of sales for the current year-to-date is the direct result of the revenue realized from the sale of rights under the product co-marketing agreement discussed above. Excluding revenue and expenses related to this agreement, operating income would have been
18.8 percent of sales, up from 18.2 percent for the prior year-to-date period.

  Nonoperating Income and Expense

     Net interest income increased in 1995, due largely to investment of the proceeds from the sale of the discontinued Asgrow Seed Company. Second quarter and the six months of 1994 minority equity in earnings (losses) of $1.9 million and ($218,000), respectively, have been reclassified to "All other, net" for consistency with the current year presentation. These measures for the equivalent periods in 1995 were immaterial.

  Income Taxes

     The estimated annual effective tax rate for 1995 is 29 percent, compared to 24 percent in 1994 (the effective rate for the first six months of 1994 was 23 percent after the restatement to reflect the exclusion of Asgrow Seed Company). The higher rate for 1995 resulted from changes in the U.S. tax law, which significantly reduced tax benefits from operations in Puerto Rico.

  Financial Condition

     The following ratios are presented as indicators of financial condition and performance:

                                                                     JUNE 30,     DECEMBER 31,
                                                                       1995           1994
                                                                     --------     ------------
    Working capital (in millions)..................................   $1,063         $1,011
    Current ratio..................................................     1.98           1.90
    Debt to total capitalization...................................     25.2%          26.0%
    Return on average equity -- continuing operations..............     21.9%          21.9%

     The increase in working capital at June 30, 1995, with a corresponding improvement in the current ratio, resulted from increased inventories at the end of the second quarter consisting of higher quantities of products facing U.S. generic competition on the basis of price and substitution. In international markets, inventory levels were up as the result of exchange fluctuations. Accounts receivable are also up due to the effects of exchange, primarily in Europe and Japan, as well as due to a change to self-distribution in Japan. The proceeds from the sale of the Asgrow Seed Company also contributed to the relatively high level of working capital. A common stock repurchase program that will utilize approximately $300 million is currently in the process of implementation. The ratio of debt to total capitalization benefits from the increase in total shareholders equity. The return on average equity-continuing operations includes the benefit from and sale of the Upjohn's rights under the co-marketing agreement noted above.

     Cash from operations in the first six months of 1995 of $253 million decreased from $311 million due to the increases in inventories and accounts receivables noted above. The current year measure was reduced by approximately $24 million in spending against restructuring reserves established in 1993 compared to $49 million in the first six months of 1994. There is not expected to be significant cash spending related to restructuring for the remainder of the year. Cash expenditures for the acquisition of property, plant and equipment has declined from the prior year. Cash required for the purchase of treasury stock is up for the first six months of 1995.

  Other Items

     In early July 1995, the U.S. FDA approved CAVERJECT Sterile Power (alprostadil for injection) for the diagnosis and treatment of erectile dysfunction. CAVERJECT had already been approved for sale in 25 countries around the world.

     All company operations continue to be subject to increased environmental regulation and legislation, as well as more stringent cleanup requirements and legal actions (see Notes E and F to Upjohn's Consolidated Financial Statements).

     Upjohn is unable to predict what effect these matters or any pending or future legislation, regulations, or government actions may have on its business.

1994 COMPARED TO 1993

  Overview of Consolidated Results

                                                                       YEAR ENDED DECEMBER
                                                                               31,
                                                                      ---------------------
                                                                        1994         1993
                                                                      --------     --------
                                                                      (DOLLARS IN MILLIONS,
                                                                        EXCEPT PER-SHARE
                                                                              DATA)
    Total revenue...................................................  $3,344.5     $3,380.5
    Operating income................................................     599.4        459.5
    Earnings from continuing operations before income taxes and
      minority equity...............................................     643.3        480.0
    Earnings from continuing operations.............................     489.1        396.4
    Net earnings....................................................     490.8        392.4
    Net earnings per common share:
      -- Primary....................................................  $   2.76     $   2.18
      -- Fully diluted..............................................  $   2.68     $   2.13

     In 1993, Upjohn recorded restructuring charges that reduced operating income by approximately $209 million (approximately $155 million, or $.89 per share after tax), primarily associated with a worldwide work-force reduction, the write-down of certain assets and the reduction of excess manufacturing capacity.

     Several actions were taken to increase Upjohn's focus on its core pharmaceutical business, including the 1994 divestitures of the Asgrow Seed Company and Upjohn's interest in a chicken-breeding joint venture and the 1993 divestiture of Asgrow Florida Company. Both the sales of the Asgrow Seed Company and Asgrow Florida Company have been reported as discontinued operations. Accordingly, certain prior-period financial data have been restated to reflect only the continuing operations of Upjohn (see Note B to Upjohn's Consolidated Financial Statements contained elsewhere herein).

     With the sale of the three agricultural segment operations identified above, Upjohn has elected to report its business operations as a single industry segment -- Pharmaceutical Products. This industry designation more accurately reflects the ongoing operations of Upjohn. Prior-year data presented in this review also reflect the single Pharmaceutical Products industry segment.

  Product Sales

     The table below provides a year-to-year comparison of consolidated net sales by major pharmaceutical product group(1):

                                                                       YEAR ENDED DECEMBER
                                                                               31,
                                                                      ---------------------
                                                                        1994         1993
                                                                      --------     --------
                                                                      (DOLLARS IN MILLIONS)
    Central nervous system..........................................  $  455.3     $  749.7
    Steroids, anti-inflammatory and analgesic.......................     413.4        406.5
    Reproductive and women's health.................................     511.1        362.5
    Critical care, transplant and cancer............................     412.1        383.1
    Infectious disease..............................................     439.0        394.0
    Animal health...................................................     336.2        332.6
    Other products and materials....................................     707.9        711.6
                                                                      --------     --------
         Consolidated net sales.....................................  $3,275.0     $3,340.0
                                                                      ========     ========

---------------
(1) Prior year data has been conformed to current year product group classifications.

     Consolidated domestic sales of pharmaceutical products in 1994 decreased 10 percent to $1,847 million from $2,046 million in 1993. Domestic sales in 1994 were 56 percent of total consolidated sales, down from 61 percent in 1993. International sales in 1994 were $1,428 million, up 10 percent from $1,294 million in 1993. Consolidated sales for 1994 were down as the result of a 3 percent decline in price, offset in part by a 1 percent benefit from foreign exchange. Volume was unchanged.

     The current year decline in worldwide sales of central nervous system agents was the result of intense generic competition against XANAX, the anti-anxiety agent, which lost U.S. patent protection in October 1993. The U.S. decline in sales of XANAX was offset somewhat by sales of Upjohn's generic anti-anxiety agent alprazolam. In international markets, XANAX continued to record good growth. Sales of HALCION Tablets (triazolam), the sleep inducing agents, were also down in the U.S. largely due to the loss of U.S. patent protection in October 1993. Sales of HALCION in international markets were up in 1994, reversing the trend of decline encountered over the past few years. The decline in sales of central nervous system agents is expected to continue in 1995.

     The 1994 growth in the steroid, anti-inflammatory and analgesic product group was led by MOTRIN IB, the over-the-counter nonsteroidal analgesic agent, which continued to perform well in a very competitive market. This performance resulted in part from a 1993 agreement that provided access to new-product technology and product-line extensions. This and other product sales gains offset the decline in U.S. sales of ANSAID Tablets (flubiprofen), which resulted from generic competition encountered in late 1994. U.S. patent protection for ANSAID expired in February 1993.

     Sales of reproductive and women's health products recorded strong growth benefiting from the addition of OGEN, the estrogen replacement therapy acquired in late 1993. Sales of DEPO-PROVERA, the injectable contraceptive, continued to record strong increases in both U.S. and international markets. Combined worldwide sales of PROVERA Products (medroxyprogesterone), the progestational agents, were up for the year in spite of a moderate decline in the U.S. due to increasing generic competition. CAVERJECT, for erectile dysfunction, was approved for sale in 12 countries in 1994 and also contributed to sales.

     International sales of SOLU-MEDROL, the injectable steroid, and other MEDROL products led the growth in the critical care, transplant and cancer product group. Sales of ATGAM, the immunosuppressant, were up slightly for the year. In 1994, Upjohn completed a series of agreements with Yakult Honsha Co. Ltd. for the rights to develop and market the anti-cancer compound irinotecan for several indications in the U.S., Canada, and Latin America. Clinical development of this compound is currently in process.

     VANTIN, the broad-spectrum oral antibiotic sold primarily in the U.S., led the growth in the infectious disease product group. Sales of CLEOCIN (DALACIN in international markets), the family of antibiotic products, demonstrated good growth in international markets but declined in the U.S. Sales of CLEOCIN T Products (clindamycin topical) were down for the year due to U.S. generic competition.

     In the animal health product group, PIRSUE, introduced late in 1993 for the treatment of mastitis, and LUTALYSE, the fertility-control agent, both provided 1994 sales growth. Sales of MGA, the feed additive, were flat. Sales of NAXCEL (EXCENEL in international markets), the antibiotic, were up in international markets and down slightly in the U.S. due to a lower-than-average cattle population. Sales of lincomycin and companion animal products were down in 1994.

     In the other products and materials category, GLYNASE PresTab, the oral anti-diabetes agent, continued to record good growth in the U.S. Sales of MICRONASE Tablets (glyburide), the oral anti-diabetes agents, were down significantly from 1993 levels as a result of the loss of U.S. market exclusivity in the second quarter of 1994. While Upjohn will continue to sell its generic glyburide to minimize the effect of third-party generic competition, it is anticipated that combined sales of MICRONASE and glyburide will decline in 1995. Sales of ROGAINE, the treatment for hair loss, were up for the year. The consumer products CORTAID, the anti-itch medication; DOXIDAN and SURFAK, the treatments for constipation; and DRAMAMINE, the treatment for motion sickness, all demonstrated good growth, while sales of KAOPECTATE, the treatment for diarrhea, were down for the year.

  Other Operating Revenue

     Operating income for 1994 benefited from marketing alliance agreements with Burroughs-Wellcome Co. for the promotion of their product ZOVIRAX, and with Hoechst-Roussel Pharmaceuticals Inc. ("HRPI") to market and detail their product ALTACE. The agreement with Burroughs-Wellcome expires at the end of 1995. An agreement has been reached with HRPI to sell Upjohn's rights relating to ALTACE effective January 1, 1995.

  Costs and Expenses

     Consolidated operating expenses, stated as a percent of sales, were as follows:

                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                             -------------
                                                                             1994     1993
                                                                             ----     ----
    Cost of product sold...................................................  25.7%    23.5%
    Research and development...............................................  18.5     18.3
    Marketing and administrative...........................................  39.5     39.4
    Restructuring..........................................................            6.3
    Operating income.......................................................  18.3     13.8

     The rise in 1994 cost of products sold compared to 1993 is the result of a change in product mix, which is primarily due to U.S. generic competition encountered with the major products identified previously. Compared to the products that lost patent protection, Upjohn's generic equivalents and other products have lower gross margins. The decline is also due to a higher percentage of total worldwide pharmaceutical product sales in international markets where Upjohn's products generally carry lower gross margins.

     Expenditures for research and development in 1994 were up slightly as a percent of sales from 1993 due primarily to the timing of expenses related to large clinical programs. Both 1994 and 1993 research and development expenditures were significantly higher than in 1992 due to the continuing costs associated with accelerated development of FREEDOX IV Solution (tirilazad mesylate) and other compounds.

     In December 1994, further enrollment in the North American clinical trial of FREEDOX for severe to moderate head injury was suspended pending further analysis of an unexplained difference in mortality rates. At the time of suspension, enrollment in this trial was 98 percent complete. The results were unexpected because a fully-enrolled study in Europe showed no signs of the effects encountered in the North American trial. Upjohn will continue to medically evaluate patients in both the North American and European trials for six months following treatment. The data from both trials will be analyzed to assess the therapeutic benefit of FREEDOX in the treatment of severe to moderate head injury and to determine the reason for the difference in mortality encountered in the North American trial. Analysis of the results of other clinical trials of FREEDOX for subarachnoid hemorrhage, spinal cord injury and stroke has not identified any safety concerns and these trials will continue.

     Marketing and administrative expense as a percent of sales in 1994 was comparable to 1993. Savings from the 1993 and 1992 restructuring realized in this expense category were offset by increases in other costs related to various marketing programs and by other expenses. A portion of the increased costs in 1994 resulted from new-product marketing expenses related to LUVOX, the treatment for obsessive-compulsive disorder, which will be sold in the U.S. LUVOX is a product of Solvay Pharmaceuticals Inc. Unfavorable foreign exchange comparisons in certain international markets also added to this expense category in 1994.

     The restructuring plan announced in October 1993 was in the process of being implemented during 1994. At the beginning of 1994, approximately 400 employees had left Upjohn under the 1993 restructuring, while at the end of 1994 that number had increased to approximately 1,100 (see Note C to Upjohn's Consolidated Financial Statements contained elsewhere herein). Certain elements of the 1993 plan are still in the process of implementation. All aspects of the 1992 plan had been implemented by the end of 1993. The gross combined benefit to 1995 earnings from the 1992 and 1993 restructuring is expected to be approximately $120 million.

The benefit is expected to increase moderately after 1995 when all aspects of the 1993 restructuring plan are fully implemented.


     Earnings before taxes and minority equity from Upjohn's operations in Europe of $44 million were up significantly in 1994 from a loss of $39 million in 1993. This improvement is the result of increased sales volume, a net favorable effect from exchange and savings from expense reductions. The 1993 European measure was depressed largely due to unfavorable exchange and the costs of restructuring. Sales increased in Japan largely as the result of favorable exchange, which was partially offset by continuing price erosion in that market. Restructuring did not have a significant adverse effect on earnings in Japan and the Pacific geographic area in 1993. In other international markets, increases in sales volume, which were offset somewhat by exchange, and expense savings led to the significant increase in earnings before taxes from 1993 levels. The costs of restructuring reduced earnings in other international markets in 1993 (see Note U to Upjohn's Consolidated Financial Statements contained elsewhere herein).


  Nonoperating Income and Expense

     The favorable interest income to interest expense relationships have increased in both 1993 and 1994. Nonoperating income in 1994 also benefited from the favorable resolution of a coverage dispute with an insurance carrier and the gain on the sale of a joint venture. The 1993 measure includes a nonoperating gain on the sale of a cough/cold medicine trademark.

  Income Taxes

     The effective tax rate for 1994 was 24 percent, compared to 17.5 percent in 1993. When the tax benefits related to restructuring are excluded, the 1993 rate would have been 22 percent. The increase in 1994 is the result of a higher proportion of earnings from international operations, which are taxed at relatively higher rates, and a lower proportion of total earnings from operations in Puerto Rico. The major products encountering U.S. generic competition are manufactured in Puerto Rico.

     The Omnibus Budget Reconciliation Act of 1993 will have a significant impact on Upjohn's net earnings beginning in 1995. The Act ultimately reduces tax benefits from operations in Puerto Rico under Section 936 of the Internal Revenue Code by 60 percent. The change had little effect on the tax rate for 1994.

  Financial Condition

     The following ratios are presented as indicators of financial condition and performance:

                                                                         AT DECEMBER 31,
                                                                       -------------------
                                                                         1994        1993
                                                                       --------     ------
    Working capital (millions).......................................  $1,011.0     $678.0
    Current ratio....................................................       1.9        1.7
    Debt to total capitalization.....................................      26.0%      28.1%
    Return on average equity -- continuing operations before
      accounting changes.............................................      21.9%      19.3%

     The significant increase in working capital and the corresponding improvement in the current ratio were largely the result of the year-end 1994 receipt of the proceeds from the sale of the Asgrow Seed Company which were temporarily invested in cash equivalents. Also contributing to the improvement in these measures was the increase in short-term investments, which were classified on the balance sheet as other current assets. Upjohn recently announced a common stock repurchase program, to be completed in 1995, which will utilize approximately $300 million. The working capital increase and improvement in the current ratio realized at the end of 1993 was because the proceeds of medium-term notes had been used during that year to reduce outstanding commercial paper.

     The 1994 ratio of debt to total capitalization benefited from the increase in total shareholders' equity when compared to a consistent level of year-to-year total borrowing. The 1994 improvement in return on average equity before accounting changes was due to the favorable earnings comparison.

     Net earnings in 1993 were reduced by the after-tax expense associated with restructuring, totaling $154.6 million. Excluding the cost of the restructuring, return on average equity would have been 27.5 percent in 1993.

     Net cash provided by operations was $710 million in 1994 compared to $780 million in 1993. Significant adjustments were made to 1993 cash provided by net earnings to reflect the non-cash effects of restructuring charges. Spending against the related restructuring reserves reduced the 1994 measure by $72 million. This spending was primarily the result of the reduction in personnel and is expected to be less than $35 million in 1995. Nonoperating uses of cash in 1994 included purchase of investments; the addition of property, plant and equipment; the payment of dividends to shareholders; and the purchase of treasury stock. The largest source of cash from nonoperating activities was realized from the sale of the Asgrow Seed Company.

     In 1993, proceeds of a $200 million 5.875% debt issue under a 1993 shelf registration were utilized to redeem $200 million of 8% notes that were called at par on July 1, 1993. Medium-term borrowing at the end of 1994 was unchanged from 1993 at $466 million. Upjohn had $134 million available for future borrowing under the 1993 and 1991 shelf registrations at the end of 1994 (see
Note I to Upjohn's Consolidated Financial Statements contained elsewhere herein).

     Upjohn utilizes derivative financial instruments in conjunction with its foreign currency risk management programs. These programs employ over-the-counter forward exchange contracts and purchased foreign currency options to hedge existing net transaction exposures and certain existing obligations in several subsidiary locations. These exposures arise both from intercompany and third-party transactions. Foreign currency options are occasionally utilized to hedge anticipated transactions. Risk of loss in the hedging of anticipated transactions is minimized through the exclusive use of purchased foreign currency options.

     The hedging activities seek to protect operating results and cash flows from the potential adverse effects of foreign currency fluctuations. This is done by offsetting the gains or losses on the underlying exposures with losses and gains on the instruments utilized to create the hedge. Upjohn does not utilize derivative financial instruments for trading purposes.

     Upjohn is obligated to make contributions to certain employee benefit programs and may elect to continue funding one other program. Upjohn's cash flow requirements under the Employee Stock Ownership Plan will begin to accelerate in 1996 from current levels (see Notes I and P to Upjohn's Consolidated Financial Statements contained elsewhere herein), and there will be a minimum contribution required for the U.S. pension plan of approximately $25 million. In both 1993 and 1994, Upjohn has made contributions to a Voluntary Employee Benefit Association to partially prefund postretirement benefit obligations. Future contributions are discretionary.

     As indicated in Note J to Upjohn's Consolidated Financial Statements contained elsewhere herein, Upjohn has committed to making a series of investments in a company that intends to manufacture a hemoglobin-based oxygen carrier.

     Upjohn's future cash provided by operations and borrowing capacity is expected to cover normal cash flow needs and planned capital additions for the foreseeable future, despite the adverse effects of the expiration of patents and other product protection discussed below.

  Patent Expirations

     A U.S. Food and Drug Administration (FDA) moratorium on the approval of Abbreviated New Drug Applications (ANDAs) for products containing glyburide, the generic name for MICRONASE, expired in May 1994. Patent protection of ANSAID, CLEOCIN T, XANAX and HALCION expired in 1993. No significant patent protection remains on PROVERA. Upjohn began marketing generic equivalents for most of these products in 1993 and 1994. U.S. sales of these six products, including that of the generic equivalents, declined from $1,068 million in 1993 to $672 million in 1994. While it is anticipated that sales of these products will continue to decrease over the next several years, the decline is expected to be lower than that experienced in 1994.

     FDA moratoriums on the approval of ANDAs protect exclusivity for GLYNASE until March 1995 and for DEPO-PROVERA until November 1995. U.S. patent protection for ROGAINE will expire in February 1996.

     Sales growth of other existing products, the acquisition and development of new products, the marketing of generic equivalents and efforts to control costs and enhance revenues are expected to offset much of the effects of the loss of patent and ANDA protection. Therefore, the combined earnings impact of the patent expirations, offset by these strategies and actions, are not expected to be as severe in 1995 as in 1994. Earnings in years subsequent to 1995 depend on the success of new products and the strategies noted above.

  Other Items

     Upjohn is subject to extensive environmental legislation and regulation. Environmental compliance costs, including capital expenditures related to future production, have been increasing each year. Additional environmental expenditures are expected in the near future at the Kalamazoo, Michigan, production site in connection with groundwater remediation and improved control of surface water discharges. Other projects related to the prevention, mitigation and elimination of environmental effects are being planned and implemented at other facilities worldwide.


     Upjohn is involved in several administrative and judicial proceedings relating to environmental matters, including actions brought by the U.S. Environmental Protection Agency and state environmental agencies for cleanup at approximately 40 "Superfund" or similar sites, including the West KL Avenue Landfill in Kalamazoo County, Michigan. Upjohn's estimate of the ultimate cost to be incurred in connection with these sites could change due to the potential existence of joint and several liability, possible recovery from other potentially responsible parties, the cleanup standards to be required and the technologies to be employed. An accrual has been recorded, but added costs could be incurred in connection with the various remedial actions. Although the outcome of these matters cannot be predicted with certainty, Upjohn does not believe that the ultimate liability will have a material effect on its consolidated financial position; and unless there is a significant deviation from the historical pattern of the resolution of such issues, Upjohn does not believe that the ultimate liability will have a material adverse effect on Upjohn's results of operations or liquidity.


     Studies are in process toward a final remediation plan for the site of Upjohn's discontinued industrial chemical operations in North Haven, Conn. Zoning violations issues related to a sludge pile located on the site have been resolved with the town. The final plan of remediation of the pile will be worked out among Upjohn, the Connecticut Department of Environmental Protection and the U.S. EPA with input from the public. Upjohn cannot at the present time predict the final resolution of the sludge pile issue and has not established any reserves for the cost of offsite disposal. Upjohn believes that it has established sufficient reserves to cover the anticipated costs of remedial activities that Upjohn expects may be ultimately required.

1993 COMPARED TO 1992

  Overview of Consolidated Results

                                                                       YEAR ENDED DECEMBER
                                                                               31,
                                                                      ---------------------
                                                                        1993         1992
                                                                      --------     --------
                                                                      (DOLLARS IN MILLIONS)
    Net sales.......................................................  $3,340.0     $3,256.2
    Operating income................................................     459.5        662.7
    Earnings from continuing operations before income taxes and
      minority equity(1)............................................     480.0        671.9
    Earnings from continuing operations(1)..........................     396.4        527.0

---------------
(1) Before accounting changes.

     Upjohn made an accounting change and adopted three new accounting pronouncements that should be considered when comparing year-to-year earnings results. In the first quarter of 1993, the pharmaceutical and agricultural subsidiaries that formerly reported on a November 30 fiscal year adopted calendar-year reporting. The cumulative effect of this accounting change reduced 1993 net earnings by $7.8 million ($.04 per share). As of the first quarter of 1993, Upjohn adopted Statement of Financial Accounting Standards (SFAS) No. 112 relating to postemployment benefits. Adoption of this statement reduced 1993 net earnings by $11.1 million ($.07 per share). In 1992, Upjohn adopted SFAS No. 106 which relates to postretirement benefit costs other than pensions and SFAS No. 109 relating to accounting for income taxes. The cumulative effect of these accounting changes reduced net earnings by $223 million ($1.26 per share).

     In the third quarter of 1993, Upjohn recorded restructuring charges of $209 million ($155 million, or $.89 per share after tax) associated with a worldwide work-force reduction of approximately eight percent, the elimination or reduction of excess manufacturing capacity in 14 plants and the write-down of certain intangible and fixed assets. In 1992, restructuring charges of $22 million ($13.4 million, or $.08 per share after tax) were made to reflect the cost of a special voluntary early retirement program elected by approximately 500 employees in the U.S. and Puerto Rico and other staff reductions in non-U.S. locations.

     Certain prior-period data have been restated to reflect the sale of Asgrow Florida Company, which was completed in the fourth quarter of 1993 and is reported as a discontinued operation. More information concerning this and the items above is included in the Notes to the Upjohn Consolidated Financial Statements contained elsewhere herein.

     Growth in consolidated net sales for the year resulted from increases of two percent in U.S. and non-U.S. sales to $2.2 billion and $1.4 billion, respectively. The percentage of U.S. to consolidated sales was unchanged in 1993 from 1992 at 61 percent. Human health care sales represented 83 percent of the consolidated total in both 1992 and 1993. Consolidated sales growth for the year resulted from a three percent increase in volume, partially offset by a one percent adverse effect from foreign exchange. There was no net change in price.

     The following summarizes consolidated costs and operating income as a percent of sales:

                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                             -------------
                                                                             1993     1992
                                                                             ----     ----
    Cost of product sold...................................................   24%      23%
    Research and development...............................................   18       17
    Marketing and administrative...........................................   39       40
    Restructuring..........................................................    6        1
    Operating income.......................................................   14       20

     Cost of products sold in 1993 was unchanged as a percent of sales from the prior year because non-U.S. and agricultural product mix improved, offsetting the adverse effects of pharmaceutical generic competition in the U.S. in the fourth quarter of 1993. This measure remained unchanged in 1993 when compared to 1992. The significant increase in research and development costs in 1993 resulted primarily from accelerated development efforts associated with Freedox IV Solution (tirilazad mesylate) for several indications and other accelerated development efforts. Reductions realized during 1993 in marketing and administration expense were largely offset by an unusual third-quarter charge to increase provisions for certain liabilities.

  Human Health Care


     Sales. Sales of human health care products by major product group for 1993 and 1992 are provided in the table below.



                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                 ------------------
                                                                  1993       1992
                                                                 -------    -------
                                                                    (DOLLARS IN
                                                                 MILLIONS)
            Central nervous system agents......................  $   750    $   783
            Steroids, anti-inflammatory and analgesic agents...      941        895
            Antibiotics........................................      423        370
            Other products and materials.......................      893        887
                                                                 -------    -------
                      Total....................................  $ 3,007    $ 2,935
                                                                  ======     ======


     In 1993, the worldwide increase in sales of human health care products resulted from a three percent increase in volume, partially offset by a one percent adverse effect from foreign exchange. There was no net change in price. U.S. sales grew one percent while non-U.S. sales grew four percent.


     U.S. patents on Xanax and Halcion expired in October 1993. Upjohn began selling generic versions of branded Xanax and Halcion tablets late in the third quarter of 1993. Combined sales of Xanax and generic alprazolam, the anti-anxiety agents, were down due to generic competition arising in the U.S. during the fourth quarter. In non-U.S. locations, Xanax continued to record good sales growth. Combined worldwide sales of Halcion and Upjohn's generic triazolam, the sleep-inducing agents, were down from 1992 due primarily to a decline in non-U.S. sales.


     Sales growth for all products was led by Depo-Provera, the injectable contraceptive introduced in the U.S. for this indication in the first quarter of 1993. Solu-Medrol, the injectable steroid, and other Medrol products sold primarily in non-U.S. markets contributed to growth in the steroid, anti-inflammatory and analgesic product group. Combined sales of Provera and generic medroxyprogesterone, the progestational agents, recorded growth in both the U.S. and non-U.S. Markets. Motrin IB, the over-the-counter nonsteroidal analgesic agent, experienced good U.S. sales growth, while sales of Ansaid, the nonsteroidal anti-inflammatory agent, continued to decline in 1993 due to competition from other companies' branded products. The U.S. patent on Ansaid expired in February 1993.

     Sales growth of antibiotics was led by Vantin, the broad-spectrum oral antibiotic introduced to the U.S. market late in the third quarter of 1992. The family of Dalacin products (clindamycin) sold in non-U.S. markets also provided growth in this product class.

     Glynase, the oral and antidiabetes agent sold primarily in the U.S., led growth in the other products category, while sales of Micronase declined somewhat for the year. Atgam, the immunosuppressant, continued to record excellent growth on a worldwide basis, while sales of Rogaine, the treatment for hair loss, were down significantly for the year.

     Operating Profit. Operating profit in the human health care segment of $493 million declined 25 percent from $657 million in 1992 as a result of the restructuring and the unusual charge recorded in the third quarter of 1993. These costs reduced operating profit in this segment by $213 million for the year. Restructuring charges in 1992 reduced segment operating profit by $20 million.

     Geographic area operating profits in Europe declined significantly from 1992 but were partially offset by increases in Japan and the Pacific region. The declines in the European region were directly related to decreased sales of Halcion and increases in the provision for uncollectible accounts in both years. In 1993, price erosion in Japan tempered the increase in that geographic area. The net effect of unfavorable exchange rates in these markets also reduced 1993 segment operating profits.

     Cost of products sold rose at a rate in excess of sales due to a change in product mix. Compared to the products that lost patent protection in 1993, Upjohn's generic equivalents and other remaining products have lower gross margins. Declining sales of Halcion in non-U.S. markets were replaced by sales of lower-margin products. Segment research and development expenditures continued to increase at a rate well in excess of sales. The accelerated testing of Freedox IV Solution; alprostadil, the treatment for erectile dysfunction; CNS products and anti-AIDS compounds have driven the increase in this expense. Segment marketing and administrative costs also increased for the year. Expense savings were more than offset by the recognition of the unusual charge recorded in this expense category increasing these costs slightly as a percent of sales.

     Various marketing agreements entered into in recent years continued to contribute to total revenue, including the agreement with Hoechst-Roussel Pharmaceutical, Inc., under which Upjohn is jointly marketing Altace, a treatment for hypertension.

  Agricultural

     Sales. Agricultural segment sales declined two percent in 1993 compared to increases of six percent in 1992. The sales decline resulted from a one percent increase in volume offset by a three percent decline due to foreign exchange. There was no significant change in price. Non-U.S. sales declined seven percent while domestic sales increased three percent.


     Worldwide animal health sales grew four percent in 1993. Good growth in the U.S. was offset by declines in non-U.S. markets, resulting primarily from foreign exchange. U.S. animal health sales growth was led by Naxcel/Excenel, the antibiotic, which also realized growth in non-U.S. markets. Sales of lincomycin-based products declined both in the U.S. and non-U.S. markets. Lutalyse, the fertility control agent, achieved good worldwide sales growth while MGA, the feed additive, provided good growth in the U.S.



     Worldwide sales of vegetable and agronomic seeds declined seven percent from 1992. Vegetable seed sales were down somewhat in the U.S. and off significantly in non-U.S. markets. Early vegetable seed shipments to certain U.S. customers in 1992 reduced sales recorded in 1993 while lower sales were recorded in certain European markets due to exchange comparisons and volume reductions. Sales of agronomic (field crop) seed were also down for the year in both U.S. and non-U.S. markets. Sales in December 1993 benefited from accelerated shipments to dealers that were intended to increase the availability of seed to farmers early in the sales season. The U.S. agronomic sales decline resulted partially from sales price declines related to the change from an agent to a dealer basis and from unusually high product returns associated with the 1993 flooding in the mid-western U.S. Non-U.S. agronomic sales declined, in spite of strong contributions from corn sales in Mexico, due to the loss of soybean subsidies in Europe.


     In December 1993, Upjohn sold Asgrow Florida Company ("AFC") to Terra Industries, Inc. The sale includes the agricultural chemical business and certain assets of AFC. The vegetable and agronomic seed sales activities of AFC will be continued by Upjohn's Asgrow Seed subsidiary. The sale has been accounted for as a discontinued operation; this review reflects the results of continuing operations only.

     Animal health sales increased to 55 percent of segment sales in 1993, up from 52 percent in 1992. Non-U.S. sales decreased to 42 percent of the segment total, down from 44 percent in 1992.

     Operating Profit. Agricultural segment operating profit decreased 12 percent for the year to $56 million, down from $64 million in 1992. Operating profit benefited in both 1993 and 1992 from marketing and administrative expense controls. In 1993, the decline in this expense category was also due to the change from an agent to dealer basis for agronomic products. Gross margins improved for the segment primarily due to an improvement in product mix. Research and development expense grew as a percent of sales over 1992. Restructuring costs reduced operating profit in 1993, while costs associated with restructuring and operating charges related to SFAS No. 106 had a negative effect on 1992 segment operating profit.

  Corporate and Interest

     In 1993, corporate and interest increased to $59 million as compared to $24 million in 1992 primarily as the result of charges associated with the current year restructuring. In 1991, Upjohn incurred a significant charge related to the funding of a vehicle to administer Upjohn's charitable contributions and accruals to increase environmental reserves. No such charges were required in either 1992 or 1993, while recovery of amounts related to a joint venture benefited 1992.

     The favorable comparison of interest income over interest expense continued in 1993; however, the net interest earned in 1993 was down slightly from the prior year primarily due to lower interest rates on investments.

  Income Taxes

     The annual effective tax rate for 1993 was 18.1 percent, compared to 22 percent in 1992. Excluding the tax benefits related to the restructuring charges and other unusual items (including adjustments of deferred tax amounts due to the new tax law), the effective tax rate for 1993 would have been 22 percent, unchanged from the prior year. The lower 1992 rate resulted primarily from a lesser proportion of non-U.S. earnings taxed at relatively higher rates.

     SFAS No. 109 was adopted effective January 1, 1992. The cumulative effect of this accounting change was favorable adjustment to 1992 net earnings of $13 million, resulting primarily from adjusting deferred tax balances to reflect current tax rates.

  Financial Condition

     The following ratios are presented as indicators of financial condition and performance:

                                                                          AT DECEMBER 31,
                                                                         -----------------
                                                                          1993       1992
                                                                         ------     ------
    Working capital (millions).........................................  $887.0     $756.0
    Current ratio......................................................     1.8        1.7
    Debt to total capitalization.......................................    28.3%      30.4%
    Return on average equity -- continuing operations before accounting
      changes..........................................................    19.6%      27.1%

     Working capital increased at the end of 1993, with a corresponding improvement in the current ratio, because medium-term notes were used to reduce outstanding commercial paper borrowing. Overall, Upjohn increased total borrowing under two shelf registrations from $138 million at the end of 1992 to $466 million at the end of 1993, using medium-term notes and one discrete issue. Proceeds of the April 1993 discrete issue of $200 million 5.875% notes were used to redeem the $200 million 8% notes that were called at par on July 1, 1993. At the end of 1993, Upjohn had $134 million available for future borrowing under the 1993 and 1991 shelf registrations (see Notes to Upjohn's Consolidated Financial Statements contained elsewhere herein).

     In 1993, the ratio of debt to total capitalization decreased from the prior year-end to 28.3% due to a reduction in total combined short-term and long-term debt. Costs of restructuring and the cumulative effect of accounting changes reduced shareholders' equity. The restructuring and accounting changes also had the effect of reducing the return on average equity below prior levels.

     Net cash provided by operations of $780 million in 1993 compared to $597 million in 1992. The current year increase was primarily due to increased net earnings and reduced accounts receivable when compared to the prior year. Significant adjustments were made to cash provided by net earnings to reflect the non-cash effects of the 1993 restructuring charges and the 1992 cumulative effect of account changes. Funds generated by 1993 operations were supplemented by increased issuance of long-term debt. Cash was used primarily for the purchase of fixed assets, reduction of commercial paper and refinancing an issue of long-term debt that had required the payment of higher rates of interest. Investments in 1992 included the acquisition of

Sanorania OHG and Delta West Limited. Other significant uses of cash included payment of dividends and the purchase of treasury stock.

  Patent Expirations


     U.S. patent protection expired on several major products during 1993, including Ansaid (February), Cleocin T (July), Xanax (October) and Halcion (October). The patent on Micronase expired in 1992; however, an FDA moratorium on the approval of Abbreviated New Drug Applications for products containing glyburide, the generic name for Micronase, continued until May 1994. No significant patent protection remains on Provera.



     The combined U.S. sales for these six products were approximately $1,100 million in each of the years 1991 through 1993. Most of these products carried a higher profit margin than other products sold by Upjohn and contributed a higher proportion of net earnings than their respective contributions to consolidated sales.

                            DESCRIPTION OF PHARMACIA

OVERVIEW

     Pharmacia is an international health care company which engages in the research, development, manufacture and sale of pharmaceutical and other related health care products. Following the 1993 acquisition of FICE, Pharmacia became one of the 20 largest pharmaceutical companies in the world. In 1994, Pharmacia's sales were MSEK 26,450, of which 92.4% were generated from customers outside Sweden. In 1994, operating income from continuing operations was MSEK 5,398. Information concerning Pharmacia's historical business is contained in Pharmacia's annual report on Form 20-F for the year ended December 31, 1994, which is incorporated herein by reference.

     Pharmacia has established and maintained leading positions in the markets for many of its largest selling products. Many of these products are concentrated in medical areas with clearly defined patient groups, in which purchasing decisions are made by a relatively limited number of specialist doctors and hospital purchasing groups to whom Pharmacia markets with focused sales teams. Pharmacia also sells other pharmaceutical and health care products to general practitioners and in the OTC market.


     In August 1994, Pharmacia reorganized its organizational structure by consolidating and thereby reducing its number of business areas from ten to seven. Pharmacia also has one business development project. The three new business areas and their 1994 sales are: Biopharmaceuticals (MSEK 4,031), which operates in therapeutic areas of growth deficiencies, antithrombosis, plasma products and biotechnology research; Pharmaceuticals Uppsala (MSEK 4,173), which operates in therapeutic areas of cataract surgery, inflammatory bowel diseases/rheumatoid arthritis ("IBD/RA"), gynecology and local products sold in the Nordic countries; and Pharmaceuticals Milan (MSEK 8,101), which operates in therapeutic areas of oncology, immunology, central nervous system and products sold mainly in Italy, France and Spain. The remaining four business areas (which are unchanged) and their 1994 sales are: Hospital Care (MSEK 2,904), Consumer Pharma (MSEK 1,722), Diagnostics (MSEK 1,669) and Pharmacia Biotech (MSEK 2,818), and the business development project is Pharmacia Biosensor (MSEK 155). In 1994, Pharmacia sold Deltec, formerly a business area, to Smiths Industries plc for aggregate consideration of $150 million (approximately MSEK 1,111).


     Pharmacia's 10 largest selling products or product groups in 1994 were Genotropin (a human growth hormone produced by recombinant DNA technology), Healon (a viscoelastic substance used in cataract surgery), Farmorubicin (a cytostatic used primarily to treat solid tumors and lymphoma), in vitro allergy diagnostics (laboratory systems for detecting allergies by means of a blood sample), Adriamycin (a cytostatic used primarily to treat solid tumors, leukemia and lymphoma), Fragmin (a low molecular weight heparin), Sermion (a product used to treat cognitive and behavioral disorders related to senile dementia), Nicorette (a line of smoking cessation products), Intralipid (a fat emulsion for parenteral nutrient delivery) and Salazopyrin (a treatment for inflammatory bowel diseases and rheumatoid arthritis). These 10 products represented 44% of Pharmacia's 1994 sales.

DEVELOPMENT

     Pharmacia's predecessor was Procordia AB ("Procordia"), originally a state holding company for a variety of businesses, which was granted a listing on the SSE in 1987. By 1989, Procordia's businesses had become increasingly directed toward health care and branded consumer products. Procordia's 1990 merger with the pharmaceutical company then known as Pharmacia AB ("Old Pharmacia") and the food company Provendor AB ("Provendor") significantly increased its size in terms of sales. Kabi Pharmacia AB ("Kabi Pharmacia"), a subsidiary of Procordia, was formed through the merger of Procordia's KabiVitrum AB ("KabiVitrum") and the pharmaceutical business of Old Pharmacia. The remaining part of Old Pharmacia formed Pharmacia Biosystems AB ("Pharmacia Biosystems"), which included primarily Pharmacia's current Diagnostics and Pharmacia Biotech and former Deltec business areas and the Pharmacia Biosensor business development project. As a result of the 1990 merger, the ownership interest of the Swedish State in Procordia was reduced and Volvo acquired a significant ownership interest in Procordia.

ACQUISITION OF FICE

     Following a number of smaller acquisitions of pharmaceutical businesses by Kabi Pharmacia, in 1993 Pharmacia acquired the majority of the pharmaceutical businesses of Erbamont N.V. included in Farmitalia Carlo Erba S.r.1. of Italy, Erbamont Inc. of the United States and their respective subsidiaries from Montedison S.p.A. ("Montedison") for approximately MSEK 6,800 in cash. The pharmaceutical businesses acquired from Montedison are referred to herein as "FICE". Pharmacia also agreed to make supplemental payments based on sales for specified periods of certain products. In 1992, its last full financial year prior to being acquired, FICE had total revenues of Lit. 1,511,449 million (MSEK 7,008).

     FICE brought to Pharmacia leading positions in certain products, in particular in the oncology area, with strong geographic positioning in southern Europe, Latin America, the Far East and, in oncology, in the United States. FICE also contributed research and development expertise in synthetic chemistry which was complementary to Pharmacia's existing expertise, and certain central nervous system products and local product lines in Italy and Spain.

BCP DEMERGER

     In June 1993, Procordia's two principal owners, Volvo and Stattum announced their agreement to seek the separation of Procordia's operations into two parts: a pharmaceuticals and biotechnology group and a branded consumer products group. The assets and liabilities associated with the branded consumer products operations of Procordia were transferred to BCP Branded Consumer Products AB ("BCP"), a wholly owned subsidiary of Procordia. In November 1993, Procordia demerged its entire interest in BCP with effect from July 1, 1993 by distributing to Pharmacia's stockholders one BCP share in respect of each Procordia share. At the same time, Procordia changed its name to Pharmacia AB.

MAJOR SHAREHOLDERS

     In connection with the 1993 BCP demerger, Stattum and Volvo agreed to exchange all of Stattum's shares in BCP for A Shares and B Shares of Pharmacia held by Volvo, thereby increasing Stattum's ownership in Pharmacia to 57.6% of the voting rights and 46.1% of the share capital and reducing Volvo's ownership interest in Pharmacia to 27.8% of the voting rights and 27.5% of the share capital. In June 1994, Stattum reduced its shareholding in Pharmacia to 11.8% of the voting rights and 14.1% of the share capital through an offering of 79.5 million A Shares. See "-- Beneficial Ownership of Pharmacia Common Shares."

RESTRUCTURING

     Since the FICE acquisition, Pharmacia has introduced a restructuring plan to consolidate operations, which includes a reduction of the combined sales forces, consolidation of marketing companies, the rationalization of production facilities (including the closure of certain plants), the reduction in number of personnel in central management and the concentration of the combined research and development resources on fewer projects in a smaller number of key areas. The consolidation of the marketing companies was substantially completed during the first quarter of 1994.

     In addition to the FICE integration program, Pharmacia commenced an extensive program to consolidate production facilities throughout Pharmacia. As part of this program, Pharmacia expects to reduce substantially the number of manufacturing facilities by consolidating the manufacture of the same product or product lines in one or a limited number of centers. Pharmacia has reduced the number of facilities from 52 at the end of 1991 to 43 as of May 1995. Pharmacia is currently evaluating its consolidation efforts in connection with the Combination.

SALES AND MARKETING

     Pharmacia's products are sold in over 100 countries worldwide. Pharmacia markets its products through its own marketing companies in approximately 40 countries to specialist doctors and hospital purchasing groups, as well as to general practitioners and directly to consumers. Pharmacia currently employs approximately 3,300 sales representatives, of whom 1,240 market pharmaceutical products to hospitals and specialist doctors, 1,760 market pharmaceutical products to general practitioners and 300 market technical products, essentially for Pharmacia Biotech and Pharmacia Biosensor, to industry and academia. Approximately 2,100 representatives operate in Europe, 300 in the United States, 200 in Japan and 700 in the rest of the world. In certain countries, sales of selected products are made through local distributors and licensees. As part of its ongoing commitment to its customers, Pharmacia periodically organizes educational programs to provide specialist doctors with information on the most recent product innovations and scientific advances.

     Pharmacia's marketing companies are organized by geographical markets to meet the requirements of the markets in which they operate. As part of its August 1994 change in organizational structure, existing marketing companies were grouped together into three marketing regions: Europe, North and South America and Asia-Pacific.

     As part of its restructuring program after the acquisition of FICE, Pharmacia management undertook a rationalization of marketing entities, in which it consolidated FICE's marketing resources into Pharmacia's marketing companies. This aspect of the restructuring was substantially completed by the end of 1993. In addition, it is anticipated that Pharmacia's marketing companies will be further reorganized in connection with the Combination. Pharmacia believes that the acquisition of FICE has helped it to consolidate its presence in European markets. In the two single largest pharmaceutical markets, the United States and Japan, as well as in emerging markets in the Far East and elsewhere, Pharmacia intends to expand its distribution capabilities, both for existing and potential new products. In Japan, Pharmacia also intends to maintain its licensee relationships.

     Set forth below for the periods shown is an analysis of Pharmacia's sales attributable to each of the principal geographical areas where Pharmacia's products are sold.

                                                                  YEAR ENDED DECEMBER 31,
                                                               -----------------------------
                                                                1994      1993(1)      1992
                                                               ------     -------     ------
                                                                          (MSEK)
    GEOGRAPHICAL AREAS
    North America
      United States..........................................   3,693      3,632       2,593
      Rest of North America..................................     630        530         178
    Japan....................................................   4,178      3,695       1,689
    Italy....................................................   3,046      2,883       1,203
    Sweden...................................................   1,998      2,056       2,047
    Rest of Europe...........................................  10,677      9,953       6,774
    Rest of World............................................   2,228      1,959         964
                                                                -----      -----
         Total...............................................  26,450     24,708      15,448
                                                                =====      =====

---------------
(1) From May 1, 1993, sales attributable to FICE are included in the figures.

BUSINESS AREAS

  General

     Pharmacia currently is organized into seven business areas and one business development project. The business areas are Biopharmaceuticals, Pharmaceuticals Uppsala, Pharmaceuticals Milan, Hospital Care, Consumer Pharma, Diagnostics and Pharmacia Biotech, and the business development project is Pharmacia Biosensor. In 1994, Pharmacia sold Deltec (formerly a business area) to Smiths Industries plc for aggregate consideration of $150 million (approximately MSEK 1,111).

     Set forth below for the periods shown are sales, which include license revenues, for each of Pharmacia's business areas. Sales attributable to FICE are included in the figures from May 1, 1993. FICE's sales in 1993 were primarily in the Pharmaceuticals Milan and Consumer Pharma business areas. Sales for 1992 and 1993 have not been restated for Pharmacia's current organizational structure.

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1994       1993       1992
                                                               ------     ------     ------
                                                                          (MSEK)
    BUSINESS AREA
    Biopharmaceuticals(1)....................................   4,031       --         --
    Pharmaceuticals Uppsala(2)...............................   4,173       --         --
    Pharmaceuticals Milan(3).................................   8,101       --         --
    Peptide Hormones(4)......................................    --        2,611      2,148
    Ophthalmics(5)...........................................    --        2,217      1,665
    Oncology Immunology(6)...................................    --        2,797        314
    Therapeutics(7)..........................................    --        6,128      2,529
    Hospital Care............................................   2,904      2,692      2,222
    Plasma Products(8).......................................    --          497        441
    Consumer Pharma..........................................   1,722      1,588      1,142
    Diagnostics..............................................   1,669      1,697      1,414
    Pharmacia Biotech........................................   2,818      2,702      1,917
    Other(9).................................................   1,032      1,779      1,656
                                                                -----      -----     ------
         Total...............................................  26,450     24,708     15,448
                                                                =====      =====     ======

---------------
(1) Includes the former Peptide Hormones and Plasma Products business areas and the Antithrombosis and Cardiovascular therapeutic areas (each formerly included in Therapeutics business area).

(2) Includes the former Ophthalmics business area, the IBD/RA and Urology/Gynecology therapeutic areas (each formerly included in Therapeutics business area) and several of therapeutic drugs sold in the Nordic countries.

(3) Includes the former Oncology Immunology business area, the CNS therapeutic area (formerly included in Therapeutics business area) and other local products.

(4) Included in Biopharmaceuticals in 1994.

(5) Included in Pharmaceuticals Uppsala in 1994.

(6) Included in Pharmaceuticals Milan in 1994.

(7) Products from the former Therapeutics business area are included in either the Biopharmaceuticals, Pharmaceuticals Uppsala or Pharmaceuticals Milan business area in 1994.

(8) Included in Biopharmaceuticals in 1994.

(9) Includes Deltec, Pharmacia Biosensor and certain activities outside Pharmacia's main business areas.

  Biopharmaceuticals


     Peptide Hormones. Pharmacia's products in the area of growth hormones and growth factors are prepared by means of recombinant DNA technology. Essentially all of Pharmacia's sales in this area consist of sales of Genotropin, a recombinant human growth hormone identical to the body's own hormone. Genotropin was developed by Pharmacia after initial molecular biological development by Genentech, Inc. ("Genentech"). Genotropin had sales of MSEK 2,565 in 1994. Genotropin, which promotes longitudinal bone growth, is used for the treatment of children of short stature whose condition is due to insufficient growth hormone secretion or to Turner's syndrome, an inherited chromosomal defect in girls. Pharmacia has received its first approvals to use Genotropin to treat adults who have growth hormone deficiency in New Zealand, Austria and the Czech Republic and children who suffer from short stature due to chronic renal insufficiency in several smaller markets. In November 1994, the European Union's expert committee for pharmaceutical matters recommended that European Union members approve Genotropin for treatment of adults with growth-hormone deficiency. Following this, Pharmacia received approvals from authorities in Sweden, Denmark, Germany, France, the Netherlands and Italy for this indication. Pharmacia is the only company to date to have been granted regulatory approval for the adult growth hormone deficiency indication. A deficiency of growth hormone in adults may cause serious physical and mental disorders, including brittleness of bones, excessive fat and too little muscle, a higher incidence of cardiovascular disease and depression.

     Genotropin is marketed by Pharmacia in Europe, Australia and southeast Asia, and through independent distributors in Japan and most other markets outside the United States and Canada, to a small, highly specialized group of pediatric and adult endocrinologists and selected pediatricians. Pharmacia estimates that it has over half of the market (in terms of sales) for human growth hormones outside the United States and Canada. Genotropin competes with a number of synthetic growth hormones. Pharmacia's principal competitors in the Peptide Hormone product area are Novo Nordisk A/S, Eli Lilly & Co. and Ares-Sereno A.S.

     Pharmacia seeks to maintain Genotropin's market share for existing indications by providing customer service and product support through programs designed to aid endocrinologists and selected pediatricians in the diagnosis, treatment and monitoring of patients with the indicated condition. Pharmacia has established centers for growth and metabolic research and training based on close cooperation with clinics and universities in Sweden, the United Kingdom, Australia, Germany and France. Pharmacia also continues to develop new devices to simplify the administration of Genotropin, which requires children to have daily injections during the growth years. For example, Pharmacia has developed three injection devices, KabiPen, KabiQuick and KabiVial, incorporating a dual-chamber ampoule as a mixing device, which makes Genotropin easier to administer. These devices have been introduced in all of Pharmacia's major markets.

     Pursuant to an agreement between Pharmacia and Genentech, Genentech has exclusive marketing rights for its comparable growth hormone product in the United States and Canada, while Pharmacia has exclusive marketing rights for Genotropin in the rest of the world. From November 1995, Pharmacia will be able to market its growth hormone products in the United States and Canada. During 1995 and 1996, Genentech will, in addition to its marketing rights in the United States and Canada, obtain on a country-by-country basis the right to market its growth hormone products worldwide. Pharmacia does not believe that the expiration of the exclusive marketing period will have a material negative impact on its sales of Genotropin.

     Although Pharmacia has some process patents relating to Genotropin, in many jurisdictions an endogenous hormone cannot be patented and several competitors have developed recombinant growth hormone products, which are available in most markets.

     The market for existing indications for Genotropin is expected to expand at a slower rate in the future because a high proportion of children afflicted by growth hormone insufficiency or Turner's syndrome already receive growth hormone treatment and certain of such children are discontinuing treatment as they reach adulthood. In addition, competition has increased. Pharmacia believes, however, that it can increase the size of the market for Genotropin through its use in new indications, such as treating adults with growth hormone deficiency.

     Plasma Products. Pharmacia manufactures pharmaceuticals from blood plasma for use in three main areas: the treatment of hemophilia, immunology (primarily as protection against infection) and intensive care. Pharmacia's plasma products business area had sales of MSEK 503 in 1994. Pharmacia's principal plasma products market is Sweden, but other major markets include Germany and the Middle Eastern countries. Pharmacia's principal competition in plasma products is Rhone-Poulenc Rorer Inc.

     Pharmacia's largest selling plasma product is ATenativ (Antithrombin in Sweden), which is used for preventing blood clots and treating coagulation disturbances. Other plasma products include Octonativ-M, a coagulation factor VIII product used for treating hemophilia A, and Albumin, which is used as a plasma expander in intensive care.

     Antithrombosis. In the antithrombosis area, Pharmacia focuses on products for the prevention and treatment of thrombosis (blood clots) and acute myocardial infarction. Fragmin, Pharmacia's principal cardiovascular product, had 1994 sales of MSEK 763. Fragmin is a low molecular weight heparin

("LMWH") for the prevention of thrombosis in connection with surgery, during hemodialysis (the removal of waste substances by circulating blood through a dialyzer that functions as an artificial kidney) and in the treatment of acute deep vein thrombosis. Fragmin is currently marketed by Pharmacia's own sales force in Europe, primarily to orthopedic surgeons, general surgeons and internists. In Japan, Fragmin is marketed by a licensee for use during hemodialysis. Patents on Fragmin expire beginning in 1998. Fragmin competes with several other LMWHs. Fragmin competes with cardiovascular products manufactured by Elf Sanofi S.A. and Rhone-Poulenc Rorer Inc.

     Pharmacia is currently seeking to increase the number of countries where Fragmin is approved for sale. Currently, the largest markets for Fragmin are France, Japan, Germany and the Nordic countries. In December 1994, the FDA approved Fragmin for use as a prophylaxis against thrombosis in abdominal surgery. A month earlier, Pharmacia received approval in Canada for the use of Fragmin as a prophylaxis against thrombosis, in the treatment of deep vein thrombosis and in renal dialysis. In Sweden, Fragmin was approved for the treatment of deep vein thrombosis given in one injection per day. Pharmacia is also currently developing new ways to administer Fragmin and is researching other indications for its use.

     Pharmacia also produces and sells Kabikinase (streptokinase), a thrombolytic agent, for the treatment of acute myocardial infarction as well as deep vein thrombosis and massive pulmonary embolism. Kabikinase is marketed in Europe and the United States, primarily to cardiologists and internists. Kabikinase has no patent protection and competes with other products and therapies, some of which have larger market shares despite substantially higher prices.

  Pharmaceuticals Uppsala

     Ophthalmics. Pharmacia develops, produces and markets viscoelastic products (products made with a viscous substance which protects the eye during surgery) and intraocular lenses ("IOLs") for use in ophthalmic surgery.

     Healon, Pharmacia's principal ophthalmics product, is a viscoelastic substance which includes sodium hyaluronate and is used primarily in cataract surgery to facilitate the implantation of plastic IOLs without injuring the sensitive cells lining the cornea and functions as a soft surgical instrument. Pharmacia markets Healon directly to ophthalmologists in Europe, the United States and Japan and through independent distributors in certain other countries. Pharmacia believes that Healon is the global market leader of viscoelastic products used in ophthalmic surgery. Healon had 1994 sales of MSEK 1,591.

     The global market (outside the United States) for viscoelastic products has grown primarily because of an increase in the number of cataract operations, particularly in the Far East. This increase is due in part to the development of an ophthalmic surgical technique that requires larger quantities of viscoelastic agents than earlier techniques. Pharmacia is currently assisting in educating and training ophthalmologists in this surgical technique.

     Because of the absence of observed side effects and Healon's similarity to the fluid actually found in the human eye, Pharmacia believes that Healon is the highest quality product in its market. Healon is patented in the United States only until 1996, but, because of the close relationships developed over a number of years between Pharmacia and users of Healon, Pharmacia does not expect that the loss of patent protection will have a material adverse effect on Healon sales. Healon's U.S. and Japanese market shares have been negatively affected due to greater U.S. and Japanese competition principally from Alcon Laboratories Inc., Seikagu S.A. and Shiseido.

     Pharmacia has introduced Healon GV in a number of markets. Healon GV is a sodium hyaluronate with greater viscosity than Healon, which allows Healon GV to be used in performing advanced surgical procedures to correct cataracts.

     Pharmacia also produces IOLs made of PMMA (polymethylmethacrylate), which are surgically implanted in the eye to replace the natural lens when it becomes cloudy and partly opaque because of cataracts. The customer groups for Healon and IOLs are the same. Competition in the IOL market is intense, causing pressure on prices and a slight decline in Pharmacia's sales volume and market share. Pharmacia has acquired Iovision Inc., a U.S. company that develops, manufactures and markets soft, foldable IOLs for use in cataract surgery. Pharmacia believes Iovision's products complement its existing line of Cee On lenses and strengthen Pharmacia's position in this market. Pharmacia continues to seek to acquire new products in this field.

     Inflammatory Bowel Diseases/Rheumatoid Arthritis. Within the autoimmunity field, Pharmacia focuses on treatments for IBD, including ulcerative colitis, Crohn's disease, and rheumatoid arthritis.

     Salazopyrin (sulfasalazin), including Salazopyrin EN-tabs, is Pharmacia's principal product in this field and in 1994 had sales of MSEK 643. Salazopyrin, introduced in 1941, is widely used in the treatment of IBD, and Pharmacia believes that it has approximately 50% of the served IBD market. Salazopyrin is marketed by Pharmacia in Europe and the United States and through independent distributors in Japan and over 30 other countries, primarily to gastroenterologists and colo-rectal surgeons. Salazopyrin has had no patent protection since the 1960s and is subject to competition from other products and therapies, as well as to some generic competition.

     In 1985, Pharmacia introduced Salazopyrin in the form of Salazopyrin EN-tabs for the treatment of rheumatoid arthritis. Salazopyrin EN-tabs are marketed by Pharmacia in Europe, primarily to rheumatologists. Pharmacia has applied for approval to market Salazopyrin EN-tabs in Japan and the United States.

     The development by Pharmacia of Dipentum, another product for the treatment of persons with IBD, with fewer observed side effects than Salazopyrin, was based on experience gained from Salazopyrin. Dipentum was launched in 1988. It is currently marketed by Pharmacia in the United States (only for maintenance treatment of remission in patients intolerant to sulfasalazin) and Europe and through independent distributors in five other countries. Although Dipentum has patent protection in the countries in which it is marketed, it competes with other products.


     Pharmacia's principal IBD competitors are Procter & Gamble Co., Solvay S.A. and Dr. Falk Pharma GmbH.


     Urology/Gynecology. In the second half of 1993, Pharmacia introduced Estring, a product designed to reduce estrogen deficiency in women through low dose substitution. The product is currently marketed to gynecologists in Sweden, Finland and Denmark, and in the United Kingdom. Estring, a local hormone replacement therapy for post-menopausal women, is a soft intravaginal plastic ring that secretes a low dose of natural estrogen over a period of three months. The product competes with ointments which are intended for local daily application. Pharmacia has submitted applications to have Estring approved throughout Europe as well as in the United States, Canada and Australia. An application is being prepared in Japan as well. To market Estring in Europe, Pharmacia and Leiras, the pharmaceutical affiliate of Huhtamaki Oy, a Finnish pharmaceuticals and confectionery group, formed a jointly-owned marketing company in connection with which Pharmacia has acquired a 10.9% stake in Huhtamaki. In addition to Estring, the new company will market Leiras' new contraceptive product Levonova/Mirena.

     In the area of bleeding control, Pharmacia has marketed Cyklokapron, primarily in Europe, for over 25 years for the treatment of menorrhagia (abnormally excessive menstruation).

     Pharmacia's products for urinary incontinence are Dridase/Ditropan (inlicensed) and Cetiprin Novum, and it has an additional new compound in the area of urinary incontinence, tolterodine, in Phase III clinical trials. See "-- Research and Development."


     Nordic Pharmaceuticals: Circulation/Pain/Generics. Pharmacia has a number of products aimed at the outpatient prescription market primarily in the Nordic area that are focused on hypertension, angina pectoris (strain of the heart muscle resulting from decreased blood supply) and pain control. The largest selling products in 1994 were Cardizem for the treatment of hypertension and angina pectoris and Dolcontin/Contalgin/MS Contin for controlling chronic pain, each of which is inlicensed. Other products in the area of circulatory diseases are Monoket OD and Sorbangil for antianginal therapy. In 1994, sales of the Nordic Pharmaceuticals product range amounted to MSEK 723.

  Pharmaceuticals Milan

     Oncology/Immunology. Pharmacia is one of the world's leading producers of anticancer drugs. Its most important products in the oncology area are Farmorubicin with 1994 sales of MSEK 1,466, and Adriamycin with 1994 sales of MSEK 1,076. Each of these products is used in the treatment of breast cancer as well as other solid tumors and both are among the world's most frequently prescribed anticancer drugs.

     Adriamycin was Pharmacia's first anthracycline preparation. The related patent expired in 1990. Subsequent research efforts to reduce the toxicity and increase the efficacy of Adriamycin led to the development of Farmorubicin, a second generation anthracycline antibiotic used primarily to treat solid tumors (primarily breast and bladder cancer) and lymphomas. Pharmacia sells Farmorubicin in Europe, Canada, Central and South America and Japan. Farmorubicin is sold primarily to oncologists. Although a number of product patents relating to Farmorubicin expire in the mid-to-late 1990s, patents on the best-selling formulation of Farmorubicin do not expire until after the year 2000. Farmorubicin's principal competitors are products manufactured by Bristol-Myers Squibb Company, Zeneca Group plc and Schering-Plough Corporation.


     Pharmacia also produces Zavedos/idamycin (idarubicin), an anthracycline used to treat acute leukemia that can be administered both intravenously and orally, as well as Estracyt, which is used for the treatment of advanced prostate cancer. Idarubicin is sold by Pharmacia in the United States and Europe. Based on clinical tests to date, Pharmacia believes that Zavedos is superior to standard therapy in extending the survival of certain patients who suffer from acute myeloblastic leukemia. Although a number of product patents relating to Zavedos expire in the mid-to-late 1990s, patents on what Pharmacia believes to be its most valuable commercial formulations of Zavedos do not expire until 2002. Estracyt is marketed by Pharmacia in the United States and Europe, primarily to urologists and oncologists. Estracyt has no patent protection and is subject to competition from other products and therapies. Following approval in May 1995, Zinecard was launched in the United States and Canada. Zinecard is a new preparation for reducing cardiac side-effects in women with metastatic breast cancer who are undergoing treatment with doxorubicin (Adriamycin).


     In 1993, Pharmacia launched a new product, Mycobutin, for the prevention of Mycobacterium Avium Complex ("MAC"), a fatal bacterial infection that is one of the most common causes of death for HIV-positive individuals and people with full-blown AIDS. Pharmacia is currently selling the product in the United States, Canada, Italy, the United Kingdom, France, Germany, Spain and Australia, among others. Mycobutin is marketed to specialists in infectious diseases and to internists. The relevant patent rights in the United States have recently been extended until 1999. Such patent rights expire in Europe in 2001. Pharmacia believes that, to date, Mycobutin is the only approved therapy for the prevention of MAC in the world. In certain markets, including Italy, France and the United Kingdom, Mycobutin has also been approved for use in the treatment for tuberculosis.


     Central Nervous System Disorders. Sermion, Pharmacia's principal product for treating central nervous system disorders, was launched in the 1960s and had reported sales of MSEK 803 in 1994. Sermion is used primarily to treat cognitive and behavioral disorders related to senile dementia.


     Sermion has no patent protection and competes with peripheral vasodilators and nootropics. Generally, Sermion is marketed by Pharmacia to neurologists, internists, geriatricians and general practitioners worldwide. In east Asia (including Japan), Argentina and France, Sermion is marketed by independent distributors. Pharmacia currently does not sell Sermion in North America, Australia, New Zealand and certain European countries.

     Pharmacia recently launched Dostinex (cabergoline) as a lactation inhibitor (to stop the secretion of breast milk). Dostinex was launched in the United Kingdom, Australia, Italy, Germany and Belgium, and expects to complete European introductions in 1995.

     Pharmacia's principal competitors in the CNS product area are Sandoz Ltd., Schwabe GmbH & Co., American Home Products Company and Hoechst AG.

     Pharmacia has two compounds in the CNS area, cabergoline and reboxetine, that are currently in phase III clinical studies. Pharmacia has submitted an application for cabergoline in Europe, and it is in phase III clinical studies in the United States and Japan. See "-- Research and Development."



     Local Products. Sales in this product area amounted to MSEK 3,035, of which more than 60% is attributable to Italy and Spain. Local products are also sold in France, Germany and Mexico. Local lines comprise products for treatment in the areas of infectious diseases, cardiovascular diseases, antibiotics and diabetes, including Ardine/Zimox (antibiotics) and Ibustrine (cardiovascular diseases). This product area had a 2% decrease in total sales during 1994 due to the elimination of Italian reimbursement programs. See
"-- Competition -- Pricing."


  Hospital Care

     Pharmacia's Hospital Care products consist primarily of Total Parenteral Nutrition ("TPN") products, which supply the daily requirements of nutrients directly into the bloodstream of patients who are unable to eat or drink, or unable to digest food properly, and intravenous ("IV") solutions and systems for fluid therapy. Pharmacia also develops and manufactures fat-emulsion based products for use in anesthesia and has recently launched a family of inhalation anesthetics in Europe.

     Nutrition. The Nutrition therapeutic area comprises a number of products for intravenous nutrition, including products that meet the body's nutritional needs for fat, amino acid solutions, vitamins and trace elements.

     Pharmacia believes that it is a leading company in the world market for TPN products. Pharmacia's largest selling TPN product is the fat emulsion Intralipid, launched in 1962. Intralipid had 1994 sales of MSEK 675. Intralipid is marketed by Pharmacia in Europe and through independent distributors in the United States, Japan, and other countries to surgeons and anesthesiologists. The product is available in over 100 countries worldwide. Intralipid competes with a variety of products, including those manufactured by Braun Melsungen AG, Clintec, The Green Cross Corporation and Abbott Laboratories.

     Intralipid has no patent protection and competes with a limited number of other fat emulsions in all its major markets. Although sales of Intralipid in recent years have not shown significant growth, the compound is increasingly being used in mixed products and as a vehicle for delivery of third-party products, and proprietary emulsion technology is planned to be used for delivery of certain Pharmacia products under development, such as Eltanolone, which is currently in phase III clinical trials. See "-- Research and Development."

     The TPN market in western Europe and the United States is relatively mature, with limited growth potential and increasing price competition, although the fat emulsion sector of the market is growing slightly. Pharmacia is seeking to increase its market share by developing new convenience products and systems for the delivery of its nutritional products. In 1991, Pharmacia acquired from IMED the European sales rights to its infusion pumps. Hospital care continues to sell Deltec's ambulatory pumps and access devices in certain European countries.

     Anesthesia. The Anesthesia therapeutic area primarily develops, manufactures and markets fat-soluble anesthetic preparations for intravenous use. In 1991, Pharmacia entered into a marketing agreement with Ohmeda (formerly Anaquest), a division of BOC Healthcare, which granted Pharmacia the European marketing rights to Ohmeda's inhalation anesthetic compound, Suprane. Pharmacia began marketing Suprane in Sweden and the United Kingdom during 1993. Suprane has also been registered and is currently marketed in several additional countries. Ohmeda acquired the corresponding option to market in North America Pharmacia's anesthetic compound, Eltanolone. During 1994, Pharmacia has been granted the European marketing rights to isoflurane and enflurane, two additional inhalation anesthetic compounds produced by Ohmeda.

  Consumer Pharma

     Pharmacia's Consumer Pharma business area comprises Nicorette and various non-prescription drugs with strong positions in certain local markets. Pharmacia's Consumer Pharma business area had sales of MSEK 1,722 in 1994, of which Nicorette represented MSEK 802. Pharmacia develops, manufactures and markets pharmaceuticals under the brand names Nicorette and Nicotrol for smokers who seek a medical product to aid in smoking cessation. Pharmacia's Nicorette chewing gum and transdermal patch administer nicotine to the body through slow-release formulations in order to alleviate withdrawal symptoms. The first Nicorette product, Nicorette chewing gum, was introduced in 1978. Pharmacia management believes that Pharmacia's share of the market for smoking cessation products is approximately 40%.

     Nicorette is marketed by Pharmacia in Europe (except in Spain) and Australia and through independent distributors in the United States, Canada and Spain. Nicorette chewing gum was recently launched in Japan, and the marketing of Nicorette nasal spray is in its introductory phase in seven countries, including Sweden.

     Regulatory approval has been obtained throughout Europe (except France) to market Nicorette as a non-prescription drug. Substantial sales increases have occurred in all countries where OTC status has been obtained. Pharmacia has applied for OTC status in the United States.

     Although Pharmacia's U.S. patent covering nicotine polacrilex, the active ingredient in Nicorette chewing gum, expired in August 1992, Nicorette chewing gum is likely to be protected from generic competition in the United States until 1999 due to additional regulatory exclusivity provided by U.S. legislation. In other countries, Pharmacia has no patent protection for Nicorette chewing gum; however, the Nicorette transdermal patch is patented in selected jurisdictions.

     Pharmacia introduced the Nicorette transdermal patch in the United States (under the name Nicotrol) and in Sweden in August 1992 and in several other European countries, including the United Kingdom, during 1993.

     Pharmacia's products compete in Europe and North America, mainly with transdermal nicotine patches marketed by other pharmaceutical companies. In 1993, the nicotine patch market in the United States suffered from declining demand. Pharmacia is continually seeking to develop novel ways of administering nicotine for smoking cessation. Pharmacia believes this multi-product strategy gives it a marketing advantage over its competitors in the smoking cessation field. Pharmacia's smoking cessation products compete with products sold by Ciba-Geigy primarily.

     Pharmacia also manufactures a range of non-prescription drugs, vitamins, minerals and dietary supplements which are sold to the OTC market primarily in the Nordic area and Italy. Pharmacia's largest OTC products, other than Nicorette, are the laxative Microlax and Treo, a pain-reliever. Pharmacia is the leader in the Swedish non-prescription pharmaceutical market. In the Swedish non-prescription analgesic (pain-relieving agent) market, Pharmacia has other strong brands such as Magnecyl and Ipren. Pharmacia also produces, for sale primarily in Italy, the Carlo Erba OTC product line which consists largely of skin-care products and cough and cold medicines.

  Diagnostics

     Pharmacia is the world leader in the area of in vitro allergy diagnostics with more than 70% of the world market. The diagnostics business area had 1994 sales of MSEK 1,669. Pharmacia's main allergy diagnostic product, the Pharmacia CAP System, was introduced in 1989. It is a highly automated laboratory system that enables testing from patient blood samples for allergenic sensitivity to nearly 500 substances. Pharmacia believes that no competitor in the allergy diagnostic business possesses a product that can test allergenic sensitivity to as many different substances. Pharmacia markets the Pharmacia CAP System to diagnostic laboratories worldwide. Patents on the Pharmacia CAP System expire in 2003. The Pharmacia CAP System competes with products manufactured by Elf Sanofi S.A., Ciba-Geigy Ltd. and Diagnostic Products Corp.

     Pharmacia's largest market for allergy diagnostics is Japan, while sales in the United States are relatively low because of the relatively high incidence of more traditional in vivo (skin prick) diagnostic testing by medical professionals in the United States.

     Pharmacia has recently introduced diagnostic products in the fields of asthma monitoring and alcohol-related diseases in Europe. The Pharmacia CAP System, ECP FEIA, is intended primarily for follow-up monitoring of patients suffering from asthma. The CDTect alcohol indicator utilizes a blood specimen to measure changes in the transferrin molecule, which allows the detection of high regular alcohol intake over an extended period of time. Pharmacia is continuing research and development to establish even more effective testing methods.

  Pharmacia Biotech

     Pharmacia Biotech is one of the world's leading suppliers of biotechnology equipment. Pharmacia Biotech is operated as a separate, self-contained business within Pharmacia. It develops, manufactures and sells systems, reagents and chemicals for pharmaceutical and biotechnology companies and for life science research in the public and private sectors. The business area's traditional products are for use in laboratory-scale chromatography and electrophoresis, two key separation technologies for biomolecules. Pharmacia Biotech also produces reagents, chemicals and systems used by researchers to perform experiments in the areas of molecular and cell biology, and media and systems devoted to large-scale purification of substances prepared by biotechnological methods in the pharmaceutical industry. Pharmacia Biotech's business objective is to satisfy the needs of biotech supply customers by providing them with value-added, knowledge-based products and services for the development and commercialization of applications in the biotechnology field. Pharmacia Biotech had sales of MSEK 2,818 in 1994.

     Pharmacia Biotech's systems and instruments are manufactured primarily in Sweden, although limited manufacturing is also conducted in the United Kingdom. Chemical products are manufactured mainly in Sweden and the United States, with an additional site in Denmark. As part of Pharmacia's ongoing restructuring program, Pharmacia Biotech's products are all shipped from a single warehouse in Sweden and all local warehouses in Europe have been closed.

     Pharmacia Biotech sells its products to the biopharmaceutical and biotechnology industries, universities and other publicly funded research centers through dedicated marketing entities in North America, Europe, Japan, Brazil, India, Hong Kong, Korea and Australia. Sales are made directly to end users. The biggest market for Pharmacia Biotech's products is Europe, followed by the United States and Japan. Most of Pharmacia Biotech's competitors are based in the United States. In addition to its sales to third parties, Pharmacia Biotech also provides products to support Pharmacia's pharmaceutical research and development efforts.

     In recent years, the market for biotechnology research instruments and other products has been adversely affected by budgeting constraints in universities and publicly funded research centers, resulting in increasing competition and price pressure.

     As part of its strategy to compete on technological advancements, Pharmacia Biotech purchased, in July 1992, the assets of Dynochrom A/S, a Norwegian company specializing in the development of polymer-based products for use in chromatography for the biotechnology industry. In February 1995, Pharmacia Biotech acquired Hoefer Scientific Instruments, a California company, strengthening Pharmacia Biotech's market position in electrophoresis.

     Products produced and sold by Pharmacia Biotech include FPLC, a market-leading system for preparative purification of biomolecules, ALF Express for automatic sequencing of genes, the Hi-Trap and RESOURCE product ranges of media and pre-packed columns for chromatography and the STREAMLINE, Fast-Flow and SOURCE product ranges of media for process-scale lab purification. Pharmacia Biotech's leading molecular reagent products are being converted to Pharmacia's patented "Ready-To-Go" products, which obviate the need for refrigerated storage and shipping generally required for molecular reagent products and thereby simplifies usage, as well as distribution and storage by the customer.

     Pharmacia continues to examine from time to time opportunities to further its strategic objectives and international presence in connection with its biotechnology business.


BUSINESS DEVELOPMENT PROJECT -- PHARMACIA BIOSENSOR

     Pharmacia Biosensor ("Biosensor") develops, manufactures and markets systems for the analysis and characterization of complex biological substances, such as monoclonal antibodies. These systems link biology, optics, physics and electronics for research applications within academic institutions and the pharmaceutical and biotechnology industries. Biosensor technology allows the researcher to measure in real time the speed and strength of interactions between biomolecules; for example, between antibodies and antigens or between receptors and ligands.


     Biosensor's most important markets are Europe, the United States and Japan. Biosensor has not been designated a business area because it is still at an early stage of development. Pharmacia Biosensor had a positive operating result for the first time in 1994.


     With its launch of BIAcore in late 1990, Biosensor was the first company with a commercial product in the new technological area of affinity biosensors. To date, over 300 systems have been sold, primarily in Europe, the United States and Japan. The largest single application is found within the biopharmaceutical industry in rational drug design. Biosensor's products and technology have potential additional applications in the health care, veterinary and food and agricultural areas. Biosensor introduced BIAlite in 1993, a manual instrument system designed to provide greater access to Biosensor technology to academic research institutions.

     In September 1994, Biosensor launched BIAcore 2000, which is a fully automatic instrument intended for use by customers who demand higher sensitivity and capacity than that provided by BIAcore.


     Pharmacia continues to examine from time to time opportunities to further its strategic objectives and international presence in connection with its biosensor business.


RESEARCH AND DEVELOPMENT


     Pharmacia aims to direct its research and development effort to develop new innovative pharmaceuticals and other health care products offering high therapeutic benefits in a number of therapeutic areas in which Pharmacia believes it has the ability to establish a leading global position. Pharmacia also seeks to expand the markets for its existing products by identifying new indications and administrative forms as well as by expanding their international market penetration. Pharmacia concentrates its research and development resources on selected areas both where it has inhouse expertise and where there are identified substantial unmet medical needs. Pharmacia intends to devote between 12% and 15% of its annual sales to research and development.


     Of Pharmacia's research and development resources, approximately 43% currently are allocated to new chemical entity ("NCE") research and development (advancing compounds from the drug candidate stage to clinical phase III), approximately 20% for product support and process development, approximately 20% for the development of new applications for existing products and approximately 17% in discovery research.

     Pharmacia currently employs approximately 3,300 persons involved in research and development, most of whom are in Sweden and Italy. Set forth below are Pharmacia's annual research and development expenses and such expenses as a percentage of revenues for the periods shown.

                                                                   YEAR ENDED DECEMBER 31,
                                                                  -------------------------
                                                                  1994      1993      1992
                                                                  -----     -----     -----
    Research and development expenses, MSEK.....................  3,758     3,131     2,064
    Research and development expenses as a percentage of
      revenues..................................................   14.2%     12.7%     13.4%

     The research and development expenses provided above have been calculated according to the criteria adopted by The Association of the Swedish Pharmaceutical Industry and The Swedish Central Bureau of Statistics. Costs include direct costs for research and development, depreciation on and interest expense for equipment used in research and development, patent costs and a portion of general and administrative costs.

Pharmacia's 1992, 1993 and 1994 research and development expenses, calculated in accordance with Swedish GAAP, were MSEK 1,859, MSEK 2,812 and MSEK 3,488, respectively. See Note 3 of Notes to Consolidated Financial Statements of Pharmacia.


     Primary responsibility for implementing Pharmacia's research and development priorities rests within the business areas, while corporate sets strategies and directions. However, where it is advantageous to concentrate expertise in a particular discipline or disciplines and impracticable to maintain and support a separate staff for each business area, specialized resources are aggregated and provided as needed to the business areas. Pharmacia has established a small number of research and development committees chaired by Pharmacia's senior research and development management to prioritize the allocation of resources and to monitor and review projects in different stages of development, in line with overall policies set by Pharmacia's senior management. Pharmacia has developed many of its products from its own research as well as in close collaboration with university researchers and seeks to develop innovative, cost-effective new products as well as new indications and improvements on existing products.



     Pharmacia's continuing concentration of its research and development efforts on selected strategic treatment areas has allowed it to supply greater funding for individual projects within those areas. Pharmacia's current focus on NCE research includes the regulation of cell growth and neuropharmacology. In studying the regulation of cell growth, Pharmacia's researchers are particularly interested in examining uncontrolled growth (which is of importance in oncology immunology) and inadequate growth and catabolic states (which involve the breakdown of muscle and fat). Additional NCE research is being conducted in the areas of anesthesia, eye diseases (including glaucoma) and atherosclerosis as well as in the other areas described below. Pharmacia is also researching new indications for existing products in several areas, including blood clotting and bleeding, pharmaceuticals for intravenous administration (primarily nutrient solutions and plasma products), cataract surgery, allergy diagnostics and smoking cessation.



     The research and development process has historically taken from 10 to 15 years from discovery to initial product launch and is conducted in various stages. During each stage of development, there is a substantial risk that the desired objectives will not be achievable and that the product will therefore have to be abandoned or the objectives modified. During the "preclinical" stage, generally the first two to four years, research scientists search for the active substance in the laboratory and perform pharmacology and toxicology studies of effects in various animals. Before testing in humans, an application for the compound must be filed and processed by the requisite regulatory authorities, which may take up to one year or longer. Testing in humans is performed in different clinical phases to assure the safety and efficacy of the new compound. In clinical phase I, studies to establish the tolerance, absorption, distribution, metabolism and excretion of the compound are performed on healthy human subjects. Clinical phase II studies are performed on a limited number of patients and clinical phase III comparative studies are performed on a larger number of patients in order to establish efficacy and safety. Together, phases I, II and III typically take from three to five years to complete. Thereafter, an application containing all data for the proposed drug is sent to regulatory authorities for approval, which may take an additional one to two years. Further clinical trials, called phase IV trials, are generally carried out after product launch to continue to monitor the efficacy and safety of a new drug.



     Pharmacia's NCE portfolio comprises a number of original compounds at various stages of development. At present, Pharmacia has 9 projects in phase III clinical trials (of which two relate to inlicensing agreements), five projects involving NCE compounds in phase II clinical trials and a number of projects in phase I and at the preclinical research stage. Launch for the majority of these products can be expected 1996-2000. There can be no assurance that any of Pharmacia's NCE research and development projects will survive the development process and ultimately obtain the requisite regulatory approvals. Pharmacia would expect to launch most of those compounds that survive the development and regulatory process during 1996-2000. In addition, research undertaken by other pharmaceutical companies may at any time lead to the launch of competing or improved therapies. The table below sets forth in summary form Pharmacia's current principal

NCE research and development projects in phase II and III clinical trials in order of expected new drug application.


            COMPOUND (THERAPEUTIC AREA)                       INDICATION           CLINICAL PHASE
----------------------------------------------------  ---------------------------  --------------
Latanoprost (Ophthalmic Diseases)                     Glaucoma                     III submitted
Cabergoline (CNS)                                     Parkinson's disease          III submitted
Reboxetine (CNS)                                      Depression                   III
Recombinant factor VIII (Bleeding/Bleeding            Hemophilia                   III
  Disorders)
Structured lipids (Nutrition)                         Parenteral nutrition         III
Eltanolone (Anesthesia)                               Anesthesia                   III
Tolterodine (Urology/Gynecology)                      Urinary incontinence         III
Linomide (Oncology)                                   Leukemia                     III
Efabetic (inlicensed) (Diabetes)                      Neuropathy                   III
SnET2 (inlicensed) (Oncology)                         Skin cancer                  III
Exemestane (Oncology)                                 Breast cancer                II/III
Thymocronan (Infection)                               Hepatitis C/HIV              II
Linomide (Multiple Sclerosis)                         Multiple sclerosis           II
9-Aminocamptothecin (Oncology)                        Solid tumors                 II
FA31A (Autoimmunity)                                  Rheumatoid arthritis         II
GLIO (Nutrition)                                      Chemotherapy and radiation   II
                                                      protection
CT-emulsion                                           Imaging enhancer             II



     The following discussion of certain of Pharmacia's original compounds currently in phase II or phase III clinical trials is organized according to therapeutic area and not by business area. In addition, applications have been filed seeking approvals for new indications, formulations or markets for a number of other existing products.



     Ophthalmic Diseases. Pharmacia's compound Latanoprost is in development for the possible treatment of glaucoma, the largest indication in ophthalmology. Latanoprost reduces intraocular pressure by means of a new mechanism of action. Pharmacia has finalized phase III clinical trials for Latanoprost and has submitted an application for registration in Europe and the U.S. and expects to submit an application in Japan during late 1995. A line extension program is ongoing. The development program for latanoprost will be further expanded with combination therapy and new formulations. Pharmacia is also pursuing several projects relating to cataract surgery and state-of-the-art soft intraocular lenses are being launched in Europe during the autumn of 1995.



     Central Nervous System Disorders. In the CNS area, Pharmacia has two potential products in late stage clinical development: cabergoline and reboxetine.



     Cabergoline is a new potent and long-lasting dopamine agonist recently launched in most European countries for the treatment of hyperprolactinemia. The compound is also in late development worldwide as a potential treatment for Parkinson's Disease, a relatively frequent and progressively disabling illness of the advanced age, where Cabergoline may be particularly useful for its longer duration of action and more convenient administration compared with other similar drugs. A registration dossier has been filed in major European countries and phase III studies are in progress in the United States and Japan (for filing projected in 1996/97). Continued studies with Cabergoline aim at documenting the product as a first line treatment for Parkinson's disease, especially for patients with early onset of disease.



     Reboxetine is an antidepressant agent which has a different side effect profile compared with other drugs due to a different mechanism of action. Clinical phase III studies have been completed in Europe where applications are expected to be submitted in the first quarter of 1996.

     Oncology. This area represents a major research commitment for Pharmacia with discovery and development efforts directed and focused to finding effective treatments for various forms of tumors, particularly those which respond poorly, or are resistant, to currently available therapy.



     This research is conducted primarily in Nerviano/Milan, Italy and in new laboratories in Lund, Sweden, designed and equipped specifically for discovery research in tumor biology and immunotherapy. The research programs cover chemotherapy, hormone therapy, immunotherapy of cancer as well as novel approaches and mechanisms of antitumor action which are being pursued mainly in discovery phase. Pharmacia's compound Exemestane is a hormonal anticancer agent that is being tested as a potential treatment for advanced breast cancer. Phase III studies are being activated in Europe and the US, and phase II clinical trials are in progress in Japan.



     Linomide is an oral immunomodulator which is currently being tested, in phase III studies, against a form of leukemia. An interim analysis of the studies is presently ongoing. In preclinical investigations and early phase II clinical studies, promising activity data have been observed, suggesting that Linomide may be effective in certain autoimmune diseases, with encouraging early phase II clinical studies in Multiple Sclerosis, now being expanded.



     9-Aminocamptothecin with a novel mechanism of action is being tested in phase II clinical trials for the treatment of solid tumors (i.e. colon cancer, lung cancer, etc.) in cooperation with the US National Cancer Institute under a CRADA (Contract Research and Development Agreement).



     Pharmacia had been in phase II studies with Tallimustine in solid tumors which, however, revealed limited drug activity. The development of this compound continues and is now focused to evaluate the potential in acute leukemias.



     Estramustine L-alanine has been suspended from clinical trials.



     Zinecard, the first drug with demonstrated activity in the reduction of anthracycline induced cardiac toxicity, has been recently approved and launched in the US and Canada as an adjunct to patients treated with Adriamycin for advanced breast cancer.



     In addition, Pharmacia is actively pursuing new indications for the anthracycline drugs Epirubicin (in solid tumors) and Idarubicin (in hematologic malignancies). Idarubicin is the first anthracycline effective when administered orally and is already approved and marketed, in some European countries, for a convenient oral use in capsule form.



     Bleeding/Bleeding Disorders.  Pharmacia's recombinant factor VIII (r-VIII
SQ), currently in phase III clinical trials, is being developed as a substitute for plasma derived factor VIII for prophylaxis and treatment of hemophilia A patients. r-VIII SQ is a unique B-domain deleted molecule with potentially less immunogenic activities and which can be formulated without addition of human albumin. The high potency of the product may make it possible to supply administration kits for home treatment.



     Antithrombosis. Fragmin, a low molecular weight heparin used mainly for prevention and treatment of deep venous thrombosis, has recently been approved in the US for prevention of deep venous thrombosis in patients undergoing abdominal surgery. An application for an extension of this indication has been submitted to the FDA and applications for further indications are in preparation.



     In a large clinical study presented recently, Fragmin was also shown to be effective in patients with unstable angina pectoris or small myocardial infarctions. The number of patients who had a new myocardial infarction or who died was less than half in the group treated with Fragmin compared to the group that did not receive this treatment (placebo group).



     Nutrition. A research project centered on structured triglycerides is in progress in the research area nutrition. The product Structolipid is produced semisynthetically and has been patented for its unique composition. It contains medium-long fatty acids which can be administered to the patient safely and reliably. A wide range of modern IV nutrition compounds is currently under development. The first amino acid solution containing glutamin (Glamin) is in the process of launch in Europe. These products will provide critically ill patients with new, more specific therapies putting them on the road to rapid recovery.



     Therapeutic nutrition is a growing area where nutritional substrates with directed action in specific conditions can be developed. GLIO provides glutamine in a stable form with high bioavailability and appears to have beneficial effect on gut and immune function in conjunction with chemo and/or radiation therapy.



     Anesthesia. The anesthesia research is currently concentrated on a new intravenous general anesthetic, Eltanolone, which is in the last phase before approval for registration and launching. Eltanolone is a steroid hormone that exerts hypnotic action without hormonal effects. It offers advantages over competing products, among other things milder effects on the circulatory system and absence of pain at the injection site.



     Since 1992 Pharmacia has the European marketing rights for Suprane, developed by BOC for application in anesthesia.



     Urology/Gynecology. A new chemical entity, tolterodine, is in phase III clinical testing for urinary urge and mixed incontinence. The compound has great selectivity for the receptors in the urinary bladder, indicating a favorable side effect profile, and is the first described antimuscarinic agent with bladder selective effect. Estring is a new delivery system for the local treatment of symptoms of urogenital estrogen deficiency. It is a vaginal ring with an inner core containing estradiol. Launches have taken place in the Scandinavian countries and the UK. The registration file was submitted in the US in 1994.



     Autoimmunity. FA31A is a substance at present entering phase II studies for treatment of rheumatoid arthritis. It represents a new generation of disease modifying agents, a group of drugs with substantially increased usage in autoimmune disorders as rheumatoid arthritis.



     Growth/Growth Disorders. Research and development in the area of growth and growth factors is concentrated on a broader spectrum of indications for Genotropin including use in adults as hormone replacement therapy (for which approval has already been received in the major European countries, New Zealand and China), and for uremia and osteoporosis. In addition, Pharmacia is researching the further development of convenience products to administer Genotropin.



     Pharmacia also developed a new compound, recombinant IGF-I (Insulin-like Growth Factor), for the treatment of patients not responding to Genotropin. Pharmacia is also engaging in research to discover other areas where IGF-I may have therapeutic effect (i.e., diabetes).



     In addition, metabolic disturbances that may be treated by growth hormones are being researched and long-term research is focused on the mode of action of growth factors and their receptors.



     Infection. Thymoctonan, currently in phase II clinical trials, is an immunomodulator based on a synthetic octapeptide. The compound is currently under investigation for the treatment of chronic hepatitis and, as a second indication, will also be tested in HIV positive patients.



     Pharmacia is also pursuing new indications for the antimycobacterial agent Mycobutin, the first drug approved for the prevention of certain opportunistic infections in AIDS patients.



     Emulsion Technology. Pharmacia has extensive experience in the area of fat emulsions for IV administration and has developed special expertise in the formulation and processing of drugs in emulsions. Pharmacia continues to focus on the development of fat emulsions for IV administration in the field of nutrition as well as in anesthesia.



     Extensive collaboration is ongoing with pharmaceutical companies to provide material and technological support for their preclinical and clinical studies and full scale manufacturing of the products.



     A new application of this technology is imaging. The CT-emulsion is developed as a liver specific diagnostic for the imaging of cancer.

MANUFACTURING AND PRODUCTION


     Pharmacia produces its products mainly in Sweden, Italy, Spain, Germany, the United States and China, and approximately 80% of production costs are incurred in Sweden and Italy, although a lower proportion of such costs are incurred in kronor and lira. Since 1991, Pharmacia has decreased its number of manufacturing facilities from 52 to 43, as six were closed, four were used by divested businesses and one plant was acquired. This decrease in manufacturing facilities resulted in a significant reduction in employee positions, although certain of these employees were reemployed in other areas of Pharmacia.

     Despite this reduction in facilities, Pharmacia continues to have excess manufacturing capacity in certain of its product areas, primarily as a result of acquisitions made in recent years. In addition to the FICE integration program, Pharmacia commenced an extensive program to consolidate production facilities throughout Pharmacia. Pharmacia expects to reduce substantially the number of manufacturing facilities by consolidating the manufacture of the same product or product lines in one or a limited number of centers. As part of this restructuring program, Pharmacia is in the process of reducing its tablet manufacturing facilities from three to one.

     Pharmacia purchases a variety of raw materials for use in its manufacturing processes. When available, Pharmacia has a policy of maintaining multiple sources of supply for materials. Pharmacia obtains its supplies of raw materials from a number of countries. Pharmacia has not experienced any difficulty in obtaining a sufficient supply of raw materials in recent years and believes that it will be able to obtain them in sufficient quantities in the future. However, the price of its raw materials may vary from year to year.

COMPETITION

     Pharmacia is subject to competition from alternative therapies or products of other major international research-based pharmaceutical companies and research-based biotechnology companies, a number of which have financial, research and development and marketing resources equal to or greater than those of Pharmacia. In addition, Pharmacia also competes in certain markets with manufacturers of generic products who typically do not incur significant research and development costs and consequently offer generic products at prices considerably lower than those prevailing when patent protection is available. The increased influence of managed care groups and the consolidation within the pharmaceutical market has resulted in research based pharmaceutical companies facing increased competition in terms of price, generic substitution and access to customers.

     Pharmacia's competitive position depends in part upon its ability to develop innovative, cost-effective new products, as well as new indications for, and improvements in, existing products. Its competitive position also depends upon, among other things, its ability to compete on the basis of price as well as to maintain a reputation for quality, efficacy and cost-effectiveness with the specialist doctors and hospital purchasing groups to which its products are targeted, as well as with the wider group of customers which includes pharmacies, wholesalers, hospitals and insurers.

     In addition, Pharmacia's ability to maintain long-standing and interactive relationships with specialist doctors and its ability to attract and retain qualified scientific and other personnel, develop and implement production and marketing plans, obtain and maintain patent protection for selected products in its significant markets and secure adequate capital resources are also important competitive factors.

INDUSTRY REGULATION AND OTHER LEGAL MATTERS

  Product Regulation

     Like other pharmaceutical companies, Pharmacia is subject to strict controls on the manufacture, labelling, distribution and marketing of its products. Further controls exist on the non-clinical and clinical development of pharmaceutical products. Of particular importance is the requirement to obtain and maintain regulatory approval for a pharmaceutical product from a country's national regulatory authority before such product may be marketed in a particular country.

     The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval even though the relevant product has been approved in another country. Regulatory authorities also have administrative powers that include product recalls, seizure of products and other sanctions.

     The United States, Europe, Japan, Australia and Canada have very high standards for technical appraisal and consequently, in most cases, a lengthy approval process. The time taken to obtain approval varies by country, but generally takes from six months to four years from the date of application, depending upon the quality of the data produced, the degree of control exercised by the regulatory authority, the efficiency of its review procedure and the nature of the product. The trend in recent years has been towards lengthening regulatory reviews, greater regulation and higher standards with higher levels of standardization among jurisdictions.

     In Europe, the European Agency for the Evaluation of Medicinal Products (the "Medicinal Products Agency") was created in July 1993 and opened on January 1, 1995. Based in London, the Medicinal Products Agency will give opinions on medicinal products by using two new procedures, a centralized community procedure and a decentralized procedure, the latter being based on the principle of mutual recognition of assessments.

  Pricing

     In addition to the normal competitive forces that affect the level of prices, a further constraint exists in the form of price controls in most countries in which Pharmacia sells its products. These controls arise either by law or because the government or other health care providers in a particular jurisdiction are the principal purchasers of the product or reimburse purchasers for the cost of the product. Price control mechanisms operate differently from jurisdiction to jurisdiction and can result in large price differentials between markets, which may be aggravated by currency fluctuations. These price differentials are exploited by traders (parallel importers) who purchase branded products in lower-priced markets for resale in higher-priced markets.

     Europe. The German government controls the price of many multisource products by providing full reimbursement only for these products at or below a reference price which tends to be set near the price of the generic product. In 1993, Germany introduced a second phase in the reference price system and now offers a class price for a product in a specified therapy class, irrespective of patent protection. Germany's health care reform in 1989 and changes in the organization of the health care sector in 1993 continue to have a great effect on the pharmaceutical industry in that country. The Netherlands and Sweden have adopted the German system and similar or other systems to reduce prices. Such systems are also being introduced in France, Italy, and Spain.

     In Italy, 1994 was a year of upheaval for the pharmaceutical industry. The efforts of health care authorities to reduce the cost of pharmaceuticals continued against a backdrop of a radical restructuring of the system of subsidies and the introduction of new pricing regulations. The system of subsidization of pharmaceuticals that took effect in January 1994 classified all drugs into three categories, each carrying a 0 percent, 50 percent or 100 percent discount. The number of drugs for which the patient must bear the entire cost rose substantially. Sales of these products fell to significantly lower levels than in previous years. A new pricing system was also adopted in Italy in August 1994, resulting in prices for a number of products being among the lowest in Europe. At the beginning of 1995, a further price reduction was implemented for all products with decreased reimbursement levels.

     In addition, in late 1993, the Italian Treasury Ministry challenged the method used by the pharmaceutical industry in Italy for calculating the sales price to state-operated hospitals. The Treasury Ministry claims that all Italian drug manufacturers have been overcharging hospitals for the past ten years. No formal claims for refunds have been filed to date by the government of Italy, nor has the law governing price calculation of drugs sold to the hospitals been changed or modified. Pharmacia believes that it has calculated prices properly and plans to defend its position vigorously.

     In France in 1994, government authorities took additional measures to hold back health care costs. Reimbursement levels were lowered, an overall reduction was made in the number of prescriptions issued and further pressure was applied to an already highly competitive hospital sector. In Spain, health authorities effected a price agreement, in effect resulting in average price cuts of three percent. The elimination of discounts also limited the rate of increase.

     In the EU, parallel importing is made easier by the fact that price levels for particular products vary widely from country to country, while the Treaty of Rome provides for freedom of movement of goods, enabling importers to take advantage of price differentials by moving products from lower-priced to higher-priced member states.

     United States. In the United States, the world's largest pharmaceutical market, political pressure to reduce pharmaceutical prices has increased. In 1990, federal legislation was enacted that requires drug manufacturers to pay prescribed rebates to the states on certain drugs to enable them to be eligible for reimbursement under Medicaid, a federally funded health care program. Several states have since enacted similar legislation in respect of state entitlement programs (i.e., requiring rebates in exchange for eligibility for reimbursement by such programs). Also, although the Clinton Administration's proposed set of legislative and regulatory reforms was rejected, other reforms may be proposed which could impose additional pricing, profitability or other restrictions on companies operating in the U.S. pharmaceutical industry. Although Pharmacia cannot predict whether any reform proposals will be adopted or the effects such proposals will have on its business, the adoption of such proposals may have a significant adverse effect on participants in the pharmaceutical industry generally.


     Japan. In Japan, drug prices are reviewed by the Ministry of Health every two years, and the 1994 review generally led to modest price reductions. The extent of individual drug price reductions relates to the level of discount at which that drug is currently being sold in the Japanese market. Innovative products are usually discounted less than other products. With regards to sales in Japan of Fragmin, Pharmacia's eighth largest selling product in 1994, were negatively affected by changes in the Japanese reimbursement system which substantially limited the scope for reimbursement of Fragmin in dialysis.


     Partially offsetting these negative price trends in the case of research-based pharmaceutical companies with their own research and development capabilities is that public authorities and health care providers have generally allowed a high price on innovative pharmaceuticals, whereas the prices of older products have fallen in real money terms.

  Intellectual Property

     Pharmacia attaches great importance to patents, trademarks, copyrights and product designs in order to protect its investment in research and development, manufacturing and marketing. Pharmacia's policy is to seek the widest possible protection for significant product developments in its major markets. Pharmacia also actively seeks patent protection, where practicable, for new processes, formulations and uses in respect of existing and new products.

     A number of Pharmacia's more important products, including Salazopyrin and Intralipid, have not been covered by patents for many years. While Pharmacia considers that, in the aggregate, its patents are important to the operation of its business, it does not consider any one of its patents or any related group of them to be of such importance that expiration thereof will materially affect business.

     In most developed countries, patent coverage is available for new active ingredients and related formulations, as well as for their uses and processes for their manufacture. Most of Pharmacia's patents and patent applications are for such coverage. Pharmacia monitors competitor activity and vigorously enforces or defends its patent rights against infringement.

     To compensate for the prolonged development time and regulatory delays associated with obtaining pharmaceutical patents, restoration or extension of the term of pharmaceutical patents has now been made possible by legislation in several countries. Extension of the normal patent term for pharmaceutical products by up to five years has been available in the United States and Japan for some years. A similar system was introduced throughout the European Union in 1993 and in Sweden in 1994. Wherever appropriate, Pharmacia will seek to take advantage of legislation to prolong the patent protection of its products.

     Pharmacia also seeks to register trademarks extensively as a means of protecting the brand names of its products, which brand names become more important once the corresponding patents have expired. Pharmacia protects its trademarks vigorously against infringements. In addition, Pharmacia seeks registered design protection where appropriate. Among the most important registered trademarks held by Pharmacia in various countries are the following, some of which may not be registered in all jurisdictions:

-Adriamycin            -Gammonativ                 -Nutritwin
-Adriblastina          -Genomix                    -Octonativ-M
-Ansatipine            -Genotropin/Genotonorm      -Oxigard
-ALF                   -Healon                     -Pharmacia CAP System
-ATenativ              -Healonid                   -Ready-To-Go
-Auto CAP              -Idamycin                   -RESOURCE
-Azulfidine            -Igef                       -Rinil
-Bafucin               -ImmunoCAP                  -RoboCAP
-BIAcore               -Intralipid                 -Salazopyrin
-BIAlite               -Ipren                      -Sermion
-CDTect                -Kabikinase                 -SMART
-Cetiprin              -KabiMix                    -Somatonorm
-Cyklokapron           -KabiPen                    -Sorbangil
-Diazemuls             -KabiQuick                  -SOURCE
-Dipentum              -KabiVial                   -Spherex
-Dostinex              -Linomide                   -STREAMLINE
-Emcyt                 -Magnecyl                   -To Life
-Estracyt              -MasterCAP                  -Travello
-Estradurin            -Mycobutin                  -Treo
-Estring/Oestring      -Nanotiv                    -Vamin
-Farmorubicin          -Nicorette                  -Vitrimix
-Fragmin               -Nicotrol                   -Zavedos

  Environmental Regulation

     Pharmacia is subject to an increasing number of environment-related laws and regulations, some of which are stringent, particularly in the United States and Europe where its main production facilities and operations are located.

     Pharmacia continues to invest in plants and equipment to enable it to comply with its obligations under environmental laws and regulations and will continue to incur costs in future years in complying with environmental laws and regulations. Pharmacia cannot reasonably estimate the cost of future compliance or remedial work or further investment necessitated by environmental laws and regulations or by accidental leaks or spills or other causes of contamination, including those occurring prior to the introduction of such laws and regulations or prior to or subsequent to the property in question being owned or occupied by Pharmacia. The level of such costs will be dependent upon, among other things, the nature and extent of current and future environmental laws and regulations, the timing and nature of required remedial work, the extent of contamination, if any, the technology available to meet the required standards, the determination of Pharmacia's liabilities in proportion to those of other parties and the extent to which costs are recoverable from insurance and third parties. Based on internal environmental reviews and the level of costs incurred to date, Pharmacia believes that such costs will not be likely to have a material adverse effect on Pharmacia's financial position.

  Product Liability

     Product liability is a significant commercial risk for Pharmacia. Substantial damage awards have been made in certain jurisdictions, such as the United States, against certain pharmaceutical companies in past years based upon claims for injuries allegedly caused by the use of their products. With increasing frequency, particularly in the United States, patients or their families seek redress through litigation, or other means, against medical practitioners, hospitals and drug manufacturers where treatment has allegedly caused injury or death. Pharmacia believes, based on its past experience, that the level and scope of its insurance coverage are appropriate, although there can be no assurance that such insurance will provide adequate cover against all potential claims.

EMPLOYEES AND LABOR

     Set forth below for the periods shown are certain employee data with respect to Pharmacia's employees.

                                                                         YEAR ENDED DECEMBER 31,
                                                  SIX MONTHS ENDED     ----------------------------
                                                   JUNE 30, 1995        1994       1993       1992
                                                  ----------------     ------     ------     ------
Average number of employees(1)..................       17,809          18,622     17,843     13,540
Average number of employees in Sweden(1)........        6,007           6,415      6,361      6,103

---------------
(1) See Note 28 of Notes to Consolidated Financial Statements of Pharmacia.

     The majority of Pharmacia's labor force in Sweden and approximately one-third of Pharmacia's employees in Italy are unionized. The principal unions to which employees belong are, in Sweden, the Swedish Industrial Union, the Swedish Factory Workers' Union, the Swedish Metal Workers' Union, the Swedish Foremen and Supervisors' Association and the Swedish Confederation of Professionals' Association and, in Italy, CGIL (Confederazione Generale Italiana Del Lavoro), CISL (Confederazione Italiana Sindicato Dei Lavoratori) and UIL (Unione Italiana Del Lavoro).

     In Italy and Sweden, wages and general working conditions are generally the subject of centrally negotiated collective bargaining agreements. Within the limits established by these agreements, Pharmacia negotiates directly with the unions representing the employees. Pharmacia considers its labor relations to be good and has not experienced any major strike or other significant labor dispute for many years.

     Under Italian as well as Swedish law, Pharmacia is required to negotiate with the unions representing its employees concerning important changes in operations and working and employment conditions. Although these negotiations may from time to time affect the timing with which certain management decisions are made and carried out, Pharmacia's experience is that such negotiations contribute to good labor relations.

PROPERTY

     Pharmacia's principal executive offices are located in Stockholm, Sweden. Its various businesses operate through a number of offices, research laboratories and production facilities. Pharmacia's Uppsala facilities, which previously had been leased, were purchased by Pharmacia during 1993. Other important Pharmacia facilities include those located in Stockholm and Helsingborg in Sweden and Milan, Italy. Pharmacia believes its properties to be adequately maintained and suitable for their intended use and its production facilities to have a capacity adequate for its current needs.

LEGAL PROCEEDINGS

     Pharmacia experiences a number of legal proceedings incidental to the normal conduct of its businesses. Pharmacia does not believe that liabilities related to such proceedings are likely to be, in the aggregate, material to the financial condition of Pharmacia. In addition, Pharmacia is not aware of any other pending material legal proceeding.

DIRECTORS AND EXECUTIVE OFFICERS

     Certain information regarding the current Directors and Executive Officers of Pharmacia is set out below.

  DIRECTORS


     Soren Gyll, age 54, Chairman of the Board. Mr. Gyll was appointed to the Pharmacia Board in 1984 and has been Chairman of Pharmacia since 1992. He has previously served as Pharmacia's President and Chief Executive Officer. Mr. Gyll is President and Chief Executive Officer of AB Volvo. He is a member of the boards of directors of AB Catena, AB Custos, Svensk Interkontinental Lufttrafik, AB Volvo, the Federation of Swedish Industries and the Swedish Employers' Confederation. Mr. Gyll is also a member of the Royal Swedish Academy of Engineering Sciences, the Central Board of the Association of Swedish Engineering Industries and the board of Swedish Engineering Employers' Association. Mr. Gyll owns 6,000 Pharmacia Class A Common Shares.


     Olof Lund, age 64, Vice Chairman of the Pharmacia Board. Mr. Lund was appointed to the Pharmacia Board in 1992. He is the President and Chief Executive Officer of Celsius AB. He is also the Chairman of AssiDoman AB. Mr. Lund is also a member of the boards of directors of the Federation of Swedish Industries and the Swedish Pension Guarantee Mutual Insurance Company
(FPG)/Labor Market Insurance (AMF). Mr. Lund owns 280 Pharmacia Class A Common Shares and 95 Pharmacia Class B Common Shares.

     Jan Ekberg, age 59, President and Chief Executive Officer. Mr. Ekberg was appointed to the Pharmacia Board in 1992. He has been the President and Chief Executive Officer of Pharmacia since 1992. From 1990 to 1992, Mr. Ekberg served as President of Kabi Pharmacia. He is also Chairman of Pharmacia Biotech AB and Pharmacia Biosensor AB. From 1986 to 1990, Mr. Ekberg served as President of KabiVitrum and, from 1987 to 1990, he served as Executive Vice President of Procordia. He is a member of the boards of directors of Oy Partek AB, AB Volvo Personvagnar AB, Nobelpharma AB and the Federation of Swedish Industries. He is a member of the Royal Swedish Academy of Engineering Sciences and the Supervisory Board of Huhtamaki. Mr. Ekberg owns 3,490 Pharmacia Class A Common Shares and 1,060 Pharmacia Class B Common Shares.


     Kurth Augustson, age 51, Director. Mr. Augustson was appointed to the Pharmacia Board in 1993. He is a member of the boards of directors of Skandia and Dansk Tyggegummi Fabrik A/S (Stimorol) and was formerly President and Chief Executive Officer of Freia Marabou AS and Procordia Food and Beverages. Mr. Augustson owns 2,000 Pharmacia Class B Common Shares.



     Gustaf Douglas, M.B.A. Harvard, age 57, Director. Mr. Douglas was appointed to the Pharmacia Board in 1992. He is the Chairman and principal owner of Investment AB Latour. He is Vice Chairman of Securitas AB and Sveriges Television AB and a member of the boards of directors of Assa Abloy AB, Hagstromer & Qviberg, Munksjo and Stiftelsen Svenska Dagbladet. Mr. Douglas owns 250 Pharmacia Class A Common Shares and, through Investment AB Latour, owns 120,000 Pharmacia Class A Common Shares and 40,000 Pharmacia Class B Common Shares.



     Gustav von Hertzen, Honorary Industrial Councillor, Ph.D. (Hon.), age 65, Director. Mr. von Hertzen was appointed to the Pharmacia Board in 1989. He is also a member of the boards of directors of Instrumentarium Oy and Lithells AB. Mr. von Hertzen is also Chairman of HUCS Institute and a member of the Supervisory Board of the Aamulehti Group. Mr. von Hertzen formerly was an officer of Helsinki Selance Park Ltd. He is a member of the Royal Swedish Academy of Engineering. Mr. von Hertzen owns 250 Pharmacia Class A Common Shares.



     Goran Linden, age 51, Director. Mr. Linden was appointed to the Pharmacia Board at the Annual General Meeting held on June 1, 1994. He is the President and Chief Executive Officer of AB Fortos. He is Chairman of Partena AB, Retriva AB, Procordia Fastigheter AB and Swedish Match AB. He is also a board member of Alfred Berg Holding AB, Cultor AB, Lithells AB and Monark Stiga AB. Mr. Linden owns 240 Pharmacia Class A Common Shares and 60 Pharmacia Class B Common Shares.

     Berthold Lindqvist, age 57, Director. Mr. Lindqvist was appointed to the Pharmacia Board at the Annual General Meeting held on June 1, 1994. He is President and Chief Executive Officer of Gambro AB. He is also a board member of Gambro AB, Besam AB, PLM AB, Volvo Lastvagnar AB, Inductus AB and Securitas AB. Mr. Lindqvist owns 250 Pharmacia Class B Common Shares.

     Ulla Reinius, M.B.A., age 57, Director. Ms. Reinius was appointed to the Pharmacia Board in 1992. She is the President of Finansfakta AB. She is also a member of the boards of directors of Uppsala University/Division of Capital and Property Administration and the Swedish Association for Share Promotion. Ms. Reinius owns 250 Pharmacia Class A Common Shares.

     Bengt Samuelsson, M.D., age 61, Professor of Medical and Physiological Chemistry, Director. Dr. Samuelsson was appointed to the Pharmacia Board in 1990. He was the Nobel laureate in Physiology of Medicine in 1982. He is the Chairman of The Nobel Foundation. He is also a member of the boards of directors of Svenska Handelsbanken and the Liposome Company, Princeton, N.J. Dr. Samuelsson is a member of the Royal Swedish Academy of Sciences, the American Academy of Arts and Sciences, the Association of American Physicians, Academie des Sciences, Paris, the U.S. National Academy of Sciences and the Royal Society, London.

     (++)Ake Hammarstrom, age 60, Director. Mr. Hammarstrom was originally appointed to the Pharmacia Board as a Deputy Board member representing Company employees affiliated with the Federation of Salaried Employees in Industry and Services (PTK) in 1991. He is an Officer of the local of the Swedish Union of Clerical and Technical Employees in Industry (SIF) at Pharmacia Biotech.

     Joseph Jenadri, age 45, Director. Mr. Jenadri was originally appointed to the Pharmacia Board as a Deputy Board member representing Company employees affiliated with the Swedish Trade Union Confederation (LO) in 1990. Mr. Jenadri is also Shop Steward for the trade-union local at Pharmacia Stockholm and the employee representative of Pharmacia employees affiliated with LO.

     Ingela Sander, age 45, Director. Ms. Sander was originally appointed to the Pharmacia Board as a Deputy Board member representing Company employees affiliated with the Federation of Salaried Employees in Industry and Services
(PTK) in 1993. She is also Shop Steward for the local of the Swedish Union of Clerical and Technical Employees in Industry (SIF) at Pharmacia Stockholm. Ms. Sander owns 474 Pharmacia Class A Common Shares and 26 Pharmacia Class B Common Shares.

     Lennart G. Persson, age 48, Deputy Director. Mr. Persson was appointed to the Pharmacia Board as a Deputy Board member representing Company employees affiliated with the Federation of Salaried Employees in Industry and Services
(PTK) in 1993. Mr. Persson owns 280 Pharmacia Class B Common Shares.

     Britta Kaul, age 52, Deputy Director. Ms. Kaul was appointed to the Pharmacia Board as a Deputy Board member representing Company employees affiliated with the Federation of Salaried Employees in Industry and Services
(PTK) in 1993. Ms. Kaul owns 1,734 Pharmacia Class A Common Shares.

     Roland Hakansson, age 50, Deputy Director. Mr. Hakansson was appointed to the Pharmacia Board as a Deputy Board member representing Company employees affiliated with the Swedish Trade Union Confederation (LO) in 1993. Mr. Hakansson owns 30 Pharmacia Class A Common Shares.

  EXECUTIVE OFFICERS

     In addition to Mr. Ekberg, the following currently are the executive officers of Pharmacia:

     Goran A. Ando, M.D., age 46, Executive Vice President and Deputy Chief Executive Officer. Dr. Ando joined Pharmacia in February 1995 from Glaxo Holdings p.l.c. He is responsible for Corporate Research and Development, Operations, Strategies, Business Development, Quality and Environmental/Risk Management. Dr. Ando owns 1,000 Pharmacia Class A Common Shares.

     Jan Blomberg, age 56, Executive Vice President, Chief Financial Officer. Mr. Blomberg is Head of Corporate Financial Management (Finance, Accounting & Taxes, Business Control, Information Technology and Legal). Since 1985 Mr. Blomberg has served as Executive Vice President and Chief Financial Officer of

Pharmacia. Mr. Blomberg owns 815 Pharmacia Class A Common Shares and 60 Pharmacia Class B Common Shares.

     Lars Lindegren, age 58, Executive Vice President. Mr. Lindegren serves as President of Business Area Pharmaceuticals Milan. Between 1989 and 1993 Mr. Lindegren served as President of Business Area Hospital Care. Mr. Lindegren owns 250 Pharmacia Class A Common Shares.

     Gilles Pajot, age 46, Executive Vice President. Mr. Pajot serves as President of Market Area Europe. From 1974 to 1990 Mr. Pajot was employed by Pharmacia France S.A., from 1979 as President. From 1991 to 1992 he served as President of Pharmacia Biosystems. From 1992 to 1993, Mr. Pajot served as Executive Vice President of Kabi Pharmacia. Mr. Pajot owns 250 Pharmacia Class A Common Shares.

     Lamberto Andreotti, age 45, Group Vice President. Mr. Andreotti serves as President of Market Area Americas and Market Company Italy. Mr. Andreotti joined Pharmacia upon its acquisition of FICE, where from 1990 to 1993 he served as Vice President Italian Activities and Corporate Operations, then Chief Executive Officer of Farmitalia Carlo Erba S.r.1. Since 1993 he has served as Group Vice President of Pharmacia. Mr. Andreotti owns 250 Pharmacia Class A Common Shares.


     Hakan Astrom, age 48, Group Vice President. Mr. Astrom is Head of Corporate Strategic Planning. From 1988 to 1990 Mr. Astrom was Executive Vice President of KabiVitrum. From 1990 to 1992 he served as Vice President of Kabi Pharmacia and President of Kabi Pharmacia Biopharma. From 1992 to 1993 Mr. Astrom served as President and Chief Executive Officer of Kabi Pharmacia. Since 1993 he has served as Group Vice President of Pharmacia. Mr. Astrom owns 492 Pharmacia Class A Common Shares.


     Peter Benson, age 40, Group Vice President. Mr. Benson serves as President of Business Area Hospital Care. He has been employed by Pharmacia since 1988.


     Hans Carlson, age 44, Senior Vice President, Human Resources & Management Development. Mr. Carlson was employed by Kabi Pharmacia and its predecessors from 1977 to 1982 and has been employed by Pharmacia since 1986. From 1990 to 1992 Mr. Carlson served as Senior Vice President Human Resources of Kabi Pharmacia. Since 1993 he has served as Senior Vice President Human Resources and Management Development of Pharmacia. Mr. Carlson owns 490 Pharmacia Class A Common Shares and 60 Pharmacia Class B Common Shares.



     Arne Forsell, age 53, President, Pharmacia Biotech AB. Mr. Forsell joined Pharmacia in 1990 as President of Pharmacia LKB Biotechnology and in 1991 was appointed Executive Vice President of Pharmacia Biosystems AB. Since 1992, he has served as President of Pharmacia Biotech AB, and as Chairman of Pharmacia Biotech Inc. Mr. Forsell owns 250 Pharmacia Class B Common Shares.



     Anders Harfstrand, MD, age 39, Senior Vice President. Dr. Harfstrand is Head of Corporate Communications and Investor Relations. He has been employed by Pharmacia since 1988. Dr. Harfstrand owns 250 Pharmacia Class A Common Shares.



     Lars Ingelmark, age 46, Group Vice President. Mr. Ingelmark serves as President of Market Area Asia-Pacific. From 1987 to 1990 Mr. Ingelmark was employed by KabiVitrum serving as Executive Vice President. From 1990 to 1993 he was employed by Kabi Pharmacia, first serving as Managing Director of Nordic Pharmaceutical AB, and later as Executive Vice President of Kabi Pharmacia. Since 1993 Mr. Ingelmark has served as Group Vice President of Pharmacia. Mr. Ingelmark owns 490 Pharmacia Class A Common Shares and 60 Pharmacia Class B Common Shares.


     Jorgen Johnsson, age 47, Group Vice President. Mr. Johnsson serves as President of Business Area Consumer Pharma. He has been employed by Pharmacia since 1986. Mr. Johnsson owns 99 Pharmacia Class A Common Shares.


     Mats Lidgard, age 40, General Counsel. He is Head of Legal Affairs (including legal, patents and trademarks) and serves as Secretary to the Board and the Corporate Management Group. He has been employed by Pharmacia since 1984. Mr. Lidgard owns 790 Pharmacia Class A Common Shares and 60 Pharmacia Class B Common Shares.

     Goran Pettersson, age 50, Group Vice President. Mr. Pettersson serves as President of Business Area Pharmaceuticals Uppsala. He has been employed by Pharmacia since 1987 when he joined KabiVitrum as Market Company President in the U.K. Since 1991, Mr. Pettersson has served as President for various business areas. Mr. Pettersson owns 250 Pharmacia Class A Common Shares.


     Mats Pettersson, age 49, Group Vice President. Mr. Pettersson is Head of Corporate Business Development. He started, after a career as an independent auditor, as Vice President in the French subsidiary and served as Chief Financial Officer of Kabi from 1981 to 1988. During 1988-1992 he was Head of Business Development in Europe and has been in his present position since 1993. Mr. Pettersson owns 350 Pharmacia Class A Common Shares and 500 Pharmacia Class B Common Shares.


     Toni Weitzberg, age 44, Group Vice President. Mr. Weitzberg serves as President of Business Area Biopharmaceuticals. He has been employed by Pharmacia since 1983. Mr. Weitzberg owns 250 Pharmacia Class A Common Shares.

     Jan Wurtz, age 48, Group Vice President. Mr. Wurtz serves as President of Business Area Diagnostics. He has been employed by Pharmacia since 1987. Mr. Wurtz owns 100 Pharmacia Class B Common Shares.


BENEFICIAL OWNERSHIP OF PHARMACIA COMMON SHARES


     The Shares of Pharmacia currently are divided into two classes, A Shares and B Shares. Each A Share confers one vote per share and each B Share confers one-tenth of one vote per share.


     The following table sets forth information as of September 8, 1995, with respect to all stockholders known by Pharmacia to be owners of more than 3% of Pharmacia Securities and the total amount of Pharmacia's share capital owned as of August 18, 1995, by all directors and officers as a group.



                                        NUMBER OF              PERCENTAGE                      PERCENTAGE
                                      SHARES OWNED              OF CLASS        PERCENTAGE      OF TOTAL
      IDENTITY OR PERSON        -------------------------     -------------      OF TOTAL        VOTING
           OR GROUP                 A              B           A        B        CAPITAL         RIGHTS
------------------------------  ----------     ----------     ----     ----     ----------     ----------
Stattum.......................  18,779,017     16,987,265     11.4%    19.1%       14.1%          11.8%
Volvo.........................  45,902,847     23,862,919     27.9%    26.8%       27.5%          27.8%
SPP (Swedish Pension Fund)....   2,623,683      6,346,972        *        *         3.5%           1.9%
LK AP Fund (Swedish Pension
  Fund).......................   3,365,324      4,886,462        *        *         3.2%           2.2%
Directors and officers (as a
  group)......................     139,024         44,861        *        *           *              *


---------------
* Less than 0.1%

     The number of Pharmacia Shares currently owned by Stattum and Volvo, respectively, and the division of such Shares between Pharmacia Class A Common Shares and Pharmacia Class B Common Shares, as set forth above, followed a series of agreements between the two stockholders after Volvo acquired a significant ownership interest in Procordia, Pharmacia's predecessor, in connection with the 1990 merger of Procordia, Old Pharmacia and Provendor. Since 1991, at least three of the directors of Pharmacia elected by its stockholders have been nominated by AB Volvo and four of these directors have been nominated by Stattum.

     In connection with the BCP demerger, Stattum and Volvo agreed to exchange all of Stattum's shares in BCP for 25,452,701 Pharmacia Class A Common Shares and 4,882,254 Pharmacia Class B Common Shares held by Volvo, thereby increasing Stattum's ownership interest in Pharmacia to 57.6% of the voting rights and 46.1% of the share capital and reducing Volvo's ownership interest in Pharmacia to 27.8% of the voting rights and 27.5% of the share capital.

     Stattum reduced its shareholding in Pharmacia to 11.8% of the voting rights and 14.1% of the share capital following its June 1994 public offering of Pharmacia's Securities.


     In connection with the Swedish State's Offer in May 1994 of shares in Pharmacia, Volvo undertook not to sell before December 31, 1995, any of its shares or any other securities that are convertible into or exchangeable for, or otherwise represent a right to acquire, shares without the prior written consent of

Enskilda, Goldman Sachs International and S.G Warburg Securities Ltd, such consent not to be unreasonably withheld. In addition, the Swedish State agreed that it will not, without the prior written consent of Enskilda, Goldman Sachs International and S.G Warburg Securities Ltd, before July 1, 1996, offer, sell, contract to sell or otherwise dispose of any shares or any other securities that are substantially similar to or that are convertible into or exchangeable for, or otherwise represent a right to acquire, shares or securities that are substantially similar to the shares, other than Pharmacia Class A Common Shares offered in May 1994.



     Enskilda, Goldman Sachs International and S.G Warburg Securities Ltd have indicated that they will give their written consent for Volvo and Stattum to accept the Offer.

                       PHARMACIA SELECTED FINANCIAL DATA

     The following selected financial data have been derived from Pharmacia's Consolidated Financial Statements. The data should be read in conjunction with "Pharmacia Management's Discussion and Analysis of Financial Condition and Results of Operations" and Pharmacia's Consolidated Financial Statements and Notes thereto included elsewhere herein and are qualified in their entirety by reference to the Consolidated Financial Statements and such Notes. The following selected financial data treat the branded consumer products operations, BCP, which were demerged effective July 1, 1993, as discontinued operations for all periods presented. Results of FICE are included in the Consolidated Financial Statements of Pharmacia from May 1, 1993, the effective date of its acquisition by Pharmacia. The Consolidated Financial Statements have been prepared in accordance with Swedish GAAP, which differ in certain significant respects from U.S. GAAP. See Note 25 to the Pharmacia Consolidated Financial Statements contained elsewhere herein for a description of the significant differences between Swedish GAAP and U.S. GAAP affecting Pharmacia's consolidated net income and stockholders' equity.

                                           SIX MONTHS ENDED
                                               JUNE 30,
                                       -------------------------
                                                 1995      1994
                                                ------    ------
                                       1995     (SEK)     (SEK)                YEAR ENDED DECEMBER 31,
                                       -----                        ---------------------------------------------
                                                                    1994
                                       ($)(2)                       -----
                                                                    ($)(2)    1994
                                                                             ------
                                                                             (SEK)     1993(1)
                                                                                       ------
                                                                                       (SEK)      1992
                                                                                                 ------
                                                                                                 (SEK)      1991
                                                                                                           ------
                                                                                                           (SEK)
                                                          (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
AMOUNTS IN ACCORDANCE WITH SWEDISH
  GAAP:
Sales................................  1,821    13,272    13,679    3,628    26,450    24,708    15,448    13,652
Operating income from continuing
  operations.........................    354     2,578     2,760      740     5,398     3,327     2,153     1,680
Financial income and expenses, net...     16       120       (96)     (10)      (76)       (6)      391         7
Income from continuing operations
  before income taxes and minority
  interests..........................    370     2,698     2,664      730     5,322     3,321     2,544     1,687
Income taxes on continuing
  operations.........................   (133)     (970)   (1,083)    (280)   (2,041)   (1,148)     (961)     (293)
Minority interests...................     --        --        (1)      --        (2)       (5)       16        (1)
Net income from continuing
  operations.........................    237     1,728     1,580      450     3,279     2,168     1,599     1,393
Net income from continuing operations
  per Share/ADS......................    .93      6.78      6.23     1.77     12.92      8.55      6.31      5.49
AMOUNTS IN ACCORDANCE WITH U.S. GAAP:
Net income from continuing
  operations.........................    194     1,411     1,475      364     2,656     1,281     1,029       492
Net income from continuing operations
  per Share/ADS......................    .76      5.54      5.82     1.44     10.47      5.05      4.06      1.94

                                             AS OF JUNE 30,                    AS OF DECEMBER 31,
                                          --------------------    ---------------------------------------------
                                                         1995     1994      1994     1993(1)    1992      1991
                                                        ------    -----    ------    ------    ------    ------
                                          1995          (SEK)     ($)(2)   (SEK)     (SEK)     (SEK)     (SEK)
                                          -----
                                          ($)(2)(IN MILLIONS, EXCEPT PERCENTAGES AND NUMBER OF EMPLOYEES)
BALANCE SHEET DATA
AMOUNTS IN ACCORDANCE WITH SWEDISH GAAP:
Liquid assets...........................    700          5,104      549     4,004     3,099     7,934     5,352
Total current assets....................  2,285         16,656    2,089    15,227    14,492    15,157    10,897
Total fixed assets......................  2,361         17,214    2,370    17,278    19,083     6,772     5,872
Net assets of discontinued
  operations(3).........................     --             --       --        --        --     9,533     8,480
Total assets............................  4,646         33,870    4,459    32,505    33,575    31,462    25,249
Total current liabilities...............  1,352          9,859    1,227     8,942    13,266     7,301     4,036
Long-term borrowings....................     85            621      161     1,174     1,235       428       437
Stockholders' equity....................  2,660         19,394    2,487    18,132    15,697    20,609    18,195
AMOUNTS IN ACCORDANCE WITH U.S. GAAP:
Stockholders' equity....................  3,448         25,136    3,317    24,181    22,420    31,002        --
OTHER DATA
AMOUNTS IN ACCORDANCE WITH SWEDISH GAAP:
Capital expenditures....................    100            729      218     1,591     2,975     1,089     1,086
Net cash flow from operating
  activities............................     --             --      595     4,340     4,105     3,281     2,250
Research and development expenses(4)....     --             --      516     3,758     3,131     2,064     1,826
Research and development expenses as a
  percent of sales......................     --             --    14.2%     14.2%     12.7%     13.4%     13.4%
Number of employees (average)(5)........     --         17,809     --      18,622    17,843    13,540    13,120

---------------
NOTES TO SELECTED FINANCIAL DATA
(1) The results of FICE are included in the consolidated income statement of Pharmacia from May 1, 1993, and FICE balance sheet information is included in Pharmacia's balance sheet as of December 31, 1993. For a discussion of the FICE acquisition and its impact on Pharmacia, see "Pharmacia Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Solely for convenience of the reader, the 1995 and 1994 financial information as of and for the six months ended June 30, 1995 and as of and for the year ended December 31, 1994 has been translated using the June 30, 1995 Noon Buying Rate of $1.00 = SEK 7.2900.

(3) Effective July 1, 1993, BCP was demerged, and its operations have been reflected as discontinued operations for all periods presented. See Note 8 of Notes to Consolidated Financial Statements of Pharmacia. It is not practicable to present financial data other than sales and operating income separately from continuing operations for 1990.

(4) The research and development expenses provided have been calculated according to the criteria adopted by The Association of the Swedish Pharmaceutical Industry and The Swedish Central Bureau of Statistics, which differ from the method of calculation of research and development expenses for financial statement purposes under Swedish GAAP. See "Description of Pharmacia -- Research and Development" and Note 3 of Notes to Consolidated Financial Statements of Pharmacia.

(5) Calculated as the total number of hours worked divided by the number of working hours constituting a full-time working year. See Note 28 of Notes to Consolidated Financial Statements of Pharmacia.

KEY RATIOS                                     95Q2     94Q2     1994     1993     1992     1991
--------------------------------------------  ------   ------   ------   ------   ------   ------
Equity to assets, %.........................    57.3%    50.4%    55.8%    46.8%   50.6%    58.0%
Interest-bearing liabilities/stockholders'
  equity, %.................................    24.0%    40.0%    24.6%    49.5%   21.0%    13.8%
Times interest earned.......................    13.8      8.7      9.8      3.8      4.6      3.3
Operating margin............................    19.4%    20.2%    20.4%    13.5%   13.9%    12.3%
Return on average capital employed, %.......    22.3%    21.3%    23.2%    15.7%   13.6%    10.8%
Return on average stockholders' equity, %...    19.0%    18.7%    19.4%    13.8%    8.2%     8.1%
PER-SHARE DATA
Stockholders' equity, SEK...................      76       66       71       62       81       72
Dividend, SEK...............................      --       --     2.60     2.20     3.55     3.15
Yield, %....................................      --       --      2.2      1.7      1.8      1.6
Cash flow, SEK..............................      --       --     17.1     16.2     12.9      8.9
Average number of shares, thousands.........  254,702  253,640  253,645  253,375  253,562  253,562



DEFINITIONS



EQUITY TO ASSETS RATIO


Reported stockholders' equity and minority interests, in relation to total assets.



INTEREST-BEARING LIABILITIES/STOCKHOLDERS' EQUITY.


Interest-bearing liabilities, divided by stockholders equity.



TIMES INTEREST EARNED


Income before interest expense, divided by interest expense.



RETURN ON AVERAGE CAPITAL EMPLOYED


Operating income plus financial income, in relation to average total capital less noninterest-bearing operating liabilities. Average capital is the mean of opening capital and closing capital. 1993 is calculated on the average of June closing capital and December closing capital. June closing 1994 the capital employed is calculated on the average opening balance capital 1994 and June closing capital 1994.



RETURN ON AVERAGE STOCKHOLDERS' EQUITY


Net income for the year after tax in relation to average stockholders' equity 1993 is calculated on closing stockholders equity.



OPERATING MARGIN


Operating income from continuing operations divided by sales.



PER-SHARE DATA



STOCKHOLDERS' EQUITY


Reported stockholders' equity divided by the number of shares at the close of the accounting period.



YIELD


Dividend divided by the market value at the close of the accounting period.



CASH FLOW


Total cash flow from continuing operations for the accounting period divided by the average number of shares.

               PHARMACIA MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     In June 1993, Procordia's two principal owners, Volvo and the Swedish state, announced their agreement to seek the separation of Procordia's operations into two parts: a pharmaceuticals and biotechnology group and a branded consumer products group. The assets and liabilities associated with the branded consumer products operations of Procordia were transferred to BCP. In November 1993, Procordia demerged its entire interest in BCP with effect from July 1, 1993 by distributing to Pharmacia's stockholders one BCP share in respect of each Procordia share. At the same time, Procordia changed its name to Pharmacia AB. To reflect the BCP demerger, BCP's operations have been reflected as discontinued operations in Pharmacia's financial statements for all periods discussed below. See Note 8 of Notes to Consolidated Financial Statements of Pharmacia.

     In 1993, Pharmacia acquired almost all of FICE for approximately MSEK 6,800 in cash. Pharmacia also agreed to make supplemental payments based on sales for specified periods of certain products. See "Description of Pharmacia -- Acquisition of FICE." Pharmacia's financial results reflect the financial results of FICE from May 1, 1993.

RESULTS OF CONTINUING OPERATIONS

     Pharmacia's operating results are affected by a number of factors, in particular the performance of existing and new products and product extensions, competition from other products and the regulatory environment. Pharmacia's results have also been affected by restructuring measures undertaken by Pharmacia in recent years relating to the integration of the FICE operations and the consolidation of production facilities.


     In addition to the effects of the FICE acquisition, Pharmacia's 1993 results have, as more fully discussed below, been particularly influenced by the depreciation of the kronor relative to a number of currencies after the November 1992 decision by the Swedish government to discontinue pegging the kronor to the European Currency Unit ("ECU") and permit the kronor to float relative to other currencies. The subsequent depreciation of the kronor has had a positive effect on Pharmacia's sales denominated in foreign currencies when translated into kronor. Conversely, a relative strengthening of the kronor would have a negative effect on such sales. See "-- Impact of Currency Fluctuations and Inflation." In 1994, Pharmacia's results were not materially affected by currency fluctuations.


     Another important factor affecting results has been the pressure to contain health care expenditures in a number of countries, including several of Pharmacia's largest markets, as governments and other bodies increasingly seek to control health care costs. See "Description of Pharmacia -- Competition -- Pricing."

     Although the results of FICE are not included in Pharmacia's financial statements before May 1, 1993, the sales information provided below for individual products acquired by Pharmacia as part of the FICE acquisition is based on the pro forma combined sales of FICE and Pharmacia for 1993, for the particular product, as if FICE had been acquired on January 1, 1993 and on FICE's historical sales results for 1992 and the first quarter of 1993 for such product. Lira-denominated sales have been translated into kronor using average exchange rates of SEK 4.9555 = Lit. 1,000 in 1993 and SEK 4.7409 = Lit. 1,000 in 1992. Because future sales of such products will be affected by a number of factors, including those described above, such information is provided for comparative purposes only and may not be indicative of future sales trends.

     In 1994 and the six month period ended June 30, 1995, Pharmacia's ten largest selling products or product groups generated 44% and 48%, respectively, of sales. Set forth below for the periods shown are reported and pro forma sales for each of the 10 largest selling products or product groups of Pharmacia in 1992 and 1993 and reported sales for 1994 and the six month period ended June 30, 1995. Pro forma sales include sales of the relevant FICE products prior to Pharmacia's acquisition of FICE. Except as indicated, all product sales figures under "-- 1993 Compared to 1992" below are stated on a pro forma basis.

                                                SIX MONTHS                REPORTED                 PRO FORMA
                                                  ENDED                  YEAR ENDED               YEAR ENDED
                                                 JUNE 30,               DECEMBER 31,             DECEMBER 31,
                                             ----------------    --------------------------    -----------------
                                              1995      1994      1994     1993(1)    1992     1993(3)   1992(2)
                                             ------    ------    ------    ------    ------    ------    -------
                                                                           (MSEK)                   (MSEK)
PRODUCT (BUSINESS AREA)
Genotropin (Biopharmaceuticals)............   1,411     1,317     2,565     2,611     2,148     2,611     2,148
Healon (Pharmaceuticals Uppsala)...........     806       797     1,591     1,667     1,238     1,667     1,238
Farmorubicin (Pharmaceuticals Milan)(4)....     780       747     1,466       883        --     1,346       970
Allergy Diagnostic Products
  (Diagnostics)............................     883       705     1,341     1,270       920     1,270       920
Adriamycin (Pharmaceuticals Milan)(4)......     514       551     1,076       714        --     1,038       860
Sermion (Pharmaceuticals Milan)(4).........     438       417       803       610        --       850       692
Nicorette (Consumer Pharma)................     431       390       802       811       681       811       681
Fragmin (Biopharmaceuticals)...............     387       454       763       860       553       860       553
Intralipid (Hospital Care).................     349       338       675       687       560       687       560
Salazopyrin (Pharmaceuticals Uppsala)......     355       298       643       610       494       610       494
                                             ------    ------    ------    ------     -----
                                              6,354     6,014    11,725    10,723     6,594    11,750     9,116
Other products.............................   6,918     7,665    14,725    13,985     8,854    15,665
                                             ------    ------    ------    ------     -----
Total......................................  13,272    13,679    26,450    24,708    15,448    27,415
                                             ======    ======    ======    ======     =====

---------------
(1) Sales attributable to FICE products are included from May 1, 1993.

(2) Reflects sales figures for Pharmacia's ten largest selling products or product lines on a pro forma basis, derived from the consolidated financial statements of Pharmacia or FICE, as appropriate, for 1992.

(3) Reflects sales figures from the pro forma combined results of Pharmacia and FICE for 1993.

(4) Product acquired as part of FICE.

SIX MONTHS ENDED JUNE 30, 1995 COMPARED TO SIX MONTHS ENDED JUNE 30, 1994

  Sales

     Pharmacia's reported sales decreased from MSEK 13,679 to MSEK 13,272 for the first half of 1995. Excluding divested business with MSEK 775 of sales in the first half of 1994 sales increased by 3% for the first half of 1995. Divested businesses included primarily Deltec and products in the Pharmaceuticals Milan Business Area. Deltec was sold in July 1994.

     Pharmacia's 10 largest selling products generated 48% of sales during the six months ended June 30, 1995 compared to 44% in the six months ended June 30, 1994. This change was primarily due to the divesting of products.

     Genotropin sales increased by 7% (+3% price/volume and +4% currency). The current market for pediatric treatment has levelled out although some markets, including Germany, the Far East and Latin America are still growing.

     Sales of in vitro allergy diagnostic testing products increased by 25% to MSEK 883 (price/volume +19%, currency +6%). The greatest increases were in Japan, Germany and Sweden. Japan, due to an extreme pollen season, increased by 55%.

     Sales of Healon, a viscoelastic substance used primarily in cataract surgery, increased from MSEK 797 to MSEK 806 primarily due to the currency effect (price/volume -1%, currency +2%). A volume decrease in the US was partially offset by a volume increase in Japan.

     Combined sales of Farmorubicin and Adriamycin, cytostatic agents for use in cancer treatment, were on a level consistent with the same period a year ago. Sales of Farmorubicin were up 4% (price/volume +3%, currency +1%) over the previous year. Sales of Adriamycin fell by 7% (price/volume -4%, currency -3%) as a result of lower sales in the United States due to increased competition.

     Sales of Sermion, an agent used to treat disturbances in connection with senile dementia, amounted to MSEK 438, an increase of 5% (price/volume +3%, currency +2%). This was mainly due to favorable growth in volume in Germany and Italy.

     Sales of Nicorette, the Company's line of smoking cessation products, were MSEK 431, an increase of 11% (price/volume +8%, currency +3%). Sales increased in France, the U.K. and the United States while sales in Germany decreased.

     Sales of Fragmin, an agent used primarily for the prevention and treatment of thrombosis and during hemodialysis, increased by 3% in markets other than Japan. Overall it fell by 15% to MSEK 387. In Japan, sales decreased significantly due to limitations on subsidies for renal dialysis treatment imposed by Japanese authorities in Spring 1994.

     Sales of Intralipid, a fat emulsion for intravenous nutrient delivery, amounted to MSEK 349, an increase of 3%, mainly due to increased sales in Sweden and France.

     Sales of Salazopyrin, including Salazopyrin EN-tabs, a preparation used to treat certain autoimmune diseases, increased by 19% to MSEK 355 (price/volume +16%, currency +3%). Strong sales were reported in Japan, Germany and in the U.K.

     Excluding sales of the ten largest selling products or product groups and divested product lines, reported sales in the first six months of 1995 were on the same level as 1994.

  Operating Expenses

     Operating expenses decreased in the first six months of 1995 to MSEK 9,780 from MSEK 10,137 in the first six months of 1994, a decline of 4%. Pharmacia's cost of goods sold, which was MSEK 3,580 in the first six months of 1995 and MSEK 3,740 in the first six months of 1994, represented 27% of sales for both six month periods.

     Selling and administrative expenses were MSEK 4,268 in the first six months of 1995 and MSEK 4,691 in the first six months of 1994. As a percentage of sales, selling and administrative expenses decreased from 34.3% in the first six months of 1994 to 32.2% in the first six months of 1995. The decrease was due primarily to the effects of rationalization of marketing activities following the FICE acquisition in combination with the divestiture of Deltec, which had a higher percentage of costs compared to Pharmacia.

     Research and development expenses, calculated in accordance with Swedish GAAP increased to MSEK 1,932 in the first six months of 1995 from MSEK 1,706 in the first six months of 1994. As a percentage of sales, research and development expenses thereby increased from 12.5% to 14.6%. The increase reflects primarily Pharmacia's intensified focus on a number of clinical stage III products.

     Depreciation and amortization for the first six months of 1995 was MSEK 965, essentially the same level as during the first six months of 1994.

  Operating Income from Continuing Operations

     Pharmacia's operating income from continuing operations in the first six months of 1995 was MSEK 2,578 compared to MSEK 2,760 for the first six months of 1994. Operating income from continuing operations for the first six months of 1995 has been impacted by a loss of MSEK 13 from associated companies compared to a loss of MSEK 1 for the first six months of 1994 and by income from non-recurring items of MSEK 64 for the first six months of 1995 compared to MSEK 184 during the first six months of 1994.

  Financial Income and Expense, Net

     Net financial income for the six months ended June 1995 was MSEK 120 compared to net financial expense of MSEK 96 for the first six months of 1994. The change from a net expense position to a net income position is from the proceeds of the sale of Deltec in July 1994 and favorable cash flow from operations.

  Net Income

     Pharmacia recorded net income of MSEK 1,728 in the first six months of 1995 after income taxes of MSEK 970 representing a tax rate of 36% as compared to net income of MSEK 1,580 and an effective tax rate of 41% for the corresponding period of 1994. Pharmacia's effective tax rate is higher than the Swedish statutory rate of 28% due mainly to nondeductible amortization of goodwill and the higher statutory tax rate in Italy of 53% where Pharmacia derives a substantial portion of its net income.

  Liquidity, Capital Resources and Investments


     Capital expenditure on property, plant and equipment for the first six months of 1995 was MSEK 729. This represents an increase of MSEK 101 from the first six months of 1994. In 1995, Pharmacia began construction of a production plant in Uppsala, Sweden. The total cost of the plant is expected to be MSEK 800 and it is scheduled to be completed in 1997. In addition, Pharmacia has begun an expansion of a research laboratory in Lund, Sweden.


     Liquid assets in the form of cash and bank deposits and short-term investments in interest-bearing securities at June 30, 1995 were MSEK 5,104 compared with MSEK 4,004 at December 31, 1994.

     Interest-bearing debt increased by MSEK 417 exclusive of the convertible debenture loan of MSEK 217 which was converted into 2,099,792 Class B shares during the first six months of 1995. The increase in short term debt is due to the increased utilization of the commercial paper programs that were established in 1994. The Company has available two U.S. $500 million commercial paper programs established in the U.S. and Europe of which MSEK 1,174 was utilized at June 30, 1995 compared to MSEK 639 at December 31, 1994. The programs are rated A-1 by Standard & Poor's and P-1 by Moody's. In addition, Pharmacia established a stand-by revolving credit facility with an international bank syndicate with a five-year term in an amount of U.S. $500 million, none of which was utilized at June 30, 1995.

     Pharmacia currently expects to meet its foreseeable cash requirements through internal cash generation from operations, existing liquidity and existing credit lines.

1994 COMPARED TO 1993

  Sales

     Pharmacia reported sales of MSEK 26,450 in 1994, an increase of 7% over 1993 reported sales of MSEK 24,708. The increase was primarily due to the inclusion of FICE's results for the full year. Sales to customers outside of Sweden, which are generally invoiced in currencies other than the kronor, represented 92.4% of Pharmacia's reported sales in 1994, which is unchanged from 1993.

     Pro Forma sales, as adjusted for product lines divested in 1993 and 1994, grew by 1%. Currency effects on 1994 sales were insignificant. Divested product lines, amounting to approximately 4% of 1993 sales, consisted primarily of the Deltec business area sold in June 1994 and certain smaller product lines.

     Sales of Genotropin, a human growth hormone produced by recombinant DNA technology, decreased by 2% to MSEK 2,565 from MSEK 2,611 in 1993. The decrease was primarily due to decreased unit volumes in Spain and Australia due principally to cost containment measures in those countries and lower sales to distributors in Japan which had built up inventories in 1993 in anticipation of new injection devices. However, the United Kingdom and Germany showed continued unit volume growth.

     Sales of Healon, a viscoelastic substance used primarily in cataract surgery, decreased by MSEK 76 or 5% to MSEK 1,591 from MSEK 1,667 in 1993. Sales unit volume increases in Japan, Germany, Italy and the United Kingdom did not offset unit volume decreases and unfavorable price developments in the United States, where there is an ongoing decline in the number of cataract operations performed and competition is intensifying. Sales of Healon were also adversely affected by two competing products, Provisc and Opelead, whose manufacturers primarily compete in the United States and Japan, respectively.

     Sales of Farmorubicin and Adriamycin, cytostatic agents for use in cancer treatment that were acquired by Pharmacia as part of FICE, increased by 9% and 4%, respectively, to MSEK 1,466 and 1,076, from pro

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

forma MSEK 1,346 and 1,038, respectively, in 1993, due principally to sales volume growth for Farmorubicin in Japan and for Adriamycin in the United States. Usage of both products increased as doctors became increasingly able to limit the products' side effects by using them in combination with other drugs. Farmorubicin is a second generation cytostatic which is generally replacing Adriamycin, a first generation cytostatic, in the larger markets for oncology pharmaceuticals.

     Sales of in vitro allergy diagnostic testing products continued to grow with sales totalling MSEK 1,341 in 1994, or 6% higher than total sales of MSEK 1,270 in 1993. Continued volume growth in Japan and Germany offset decreased volume sales in Italy, France, Spain and the United States. Sales growth of in vitro allergy diagnostic products partially depends on pollen levels, as high pollen counts increase demand for allergy testing and therefore allergy testing products.

     Sales of Sermion, an agent used to treat disturbances in connection with senile dementia, amounted to MSEK 803, a decrease from pro forma 1993 sales of MSEK 850 or 6%. This decrease is primarily due to changes in the reimbursement system in Italy, where reimbursements were eliminated, partially offset by increased sales volumes in Germany and Japan.

     Sales of Nicorette, Pharmacia's line of smoking cessation products, were MSEK 802, a 1% decrease compared with 1993 sales of MSEK 811. The decline is attributable to lower unit sales in the United Kingdom than in 1993 when the Nicorette patch was launched there. This decline was partially offset by increased sales in Germany and the launch of the product in Japan during the second half of 1994.

     Sales of Fragmin, an agent used primarily for the prevention of thrombosis in connection with surgery and during hemodialysis (the removal of waste substances by circulating blood through an artificial kidney), decreased by 11% to MSEK 763 compared to MSEK 860 in 1993. This decrease was due to the decision by the Japanese health authorities to limit subsidies for renal dialysis treatment. As a result, only patients who run a high risk of bleeding are treated with Fragmin, substantially reducing market demand in Japan.

     Sales of Intralipid (including related mixed products), a fat emulsion for intravenous nutrient delivery, amounted to MSEK 675 in 1994, almost unchanged from 1993 sales of MSEK 687.

     Sales of Salazopyrin, including Salazopyrin EN-tabs, a preparation used to treat IBD, and, to an increasing degree, rheumatoid arthritis, were MSEK 643 in 1994, an increase of 5% compared to 1993 sales of MSEK 610. Strong sales were reported in Germany, Sweden and the United Kingdom. Generic competition in the United States partially offset this increase.

     Excluding sales of the ten largest selling products or product groups and Pharmacia Biotech, reported sales in 1994 decreased to MSEK 11,907 from pro forma sales of MSEK 12,963 in 1993. This decrease was entirely due to divested products and product lines. Sales excluding the top ten selling products and Pharmacia Biotech consists of products primarily in the Biopharmaceuticals, Pharmaceuticals Uppsala and Consumer Pharma business areas, and local products, many of which have been available for a number of years. For such products, growth is dependent primarily upon changes in the local markets in which they are sold. In addition to its mature product portfolio, sales of newer products that are not among Pharmacia's ten largest selling products are included in the sales figures discussed in this paragraph. These new products include Mycobutin, which is sold primarily in the United States and France and is the only approved therapy for the prevention of Mycobacterium Avium Complex, a common cause of death in HIV-positive individuals, and Estring, an intravaginal ring designed for local hormone replacement therapy for post-menopausal women. These products were both launched in 1993.

     Pharmacia Biotech's sales were MSEK 2,818 in 1994, an increase of 4% over 1993 sales. This increase was primarily due to growth in the process media product area in Japan.

  Operating Expenses

     Operating expenses increased in 1994 to MSEK 19,951 from MSEK 19,190 in 1993. Pharmacia's cost of goods sold, which was MSEK 7,541 in 1994 and MSEK 7,656 in 1993, represented 29% of sales in 1994 compared to 31% in 1993. Pharmacia's cost of goods sold is dependent upon a number of external factors, including fluctuations in the exchange rates of currencies of countries in which Pharmacia's production facilities are located (principally the kronor and the lira), improvements in manufacturing technology and changes in the costs of raw materials. Most of Pharmacia's costs are denominated in either kronor or lira and the majority of its sales are denominated in currencies other than kronor and lira.

     Selling and administrative expenses were MSEK 8,922 in 1994 and MSEK 8,722 in 1993. As a percentage of sales, selling and administrative expenses decreased from 35.3% in 1993 to 33.7% in 1994. The decrease was due primarily to the effects of rationalization of marketing activities following the FICE acquisition and to continued restructuring of Pharmacia's operations, in combination with divestitures of products and product lines.

     Research and development expenses, calculated in accordance with Swedish GAAP, increased to MSEK 3,488 in 1994 from MSEK 2,812 in 1993. As a percentage of sales, research and development expenses increased from 11.4% in 1993 to 13.2% in 1994. See Note 3 of Notes to Consolidated Financial Statements of Pharmacia. The increase is partially due to including FICE for the full year 1994 compared to eight months in 1993. Historically, FICE reported higher research and development expenses as a percent of sales than Pharmacia. The increase also reflects Pharmacia's intensified focus on commencing Phase III clinical trials during 1994 for a number of potential products.

     Depreciation and amortization increased from MSEK 1,705 in 1993 to MSEK 1,914 in 1994 due primarily to the inclusion of a full year of amortization of goodwill from the FICE acquisition.

  Operating Income from Continuing Operations

     Pharmacia's operating income from continuing operations in 1994 was MSEK 5,398, an increase of MSEK 2,071 or 62% over the MSEK 3,327 recorded in 1993. Excluding significant non-recurring items, the increase in operating income was 20%. The improvement is primarily attributable to productivity improvements achieved through rationalization and restructuring after the acquisition of FICE. A gross margin increase of 2% of sales also contributed to the increase in operating income. Gains from non-recurring items were MSEK 820 in 1994 compared to non-recurring charges of MSEK 501 in 1993. The gain from non-recurring items relates mainly to the sales of Deltec and of distribution rights of the smoking cessation product Nicorette in the United States to McNeil Consumer Products Company. The 1993 non-recurring charges relate primarily to the early settlement of a lease obligation. See Note 4 of Notes to Consolidated Financial Statements of Pharmacia.

  Financial Income and Expense, Net

     Net financial expense was MSEK 6 in 1993 as compared to MSEK 76 in 1994. Interest income decreased from MSEK 1,214 in 1993 to MSEK 509 in 1994 due to a higher cash position during the first four months of 1993 prior to the FICE acquisition. Interest expense decreased from MSEK 1,196 in 1993 to MSEK 607 in 1994 as a result of reduced average debt levels in 1994.

  Net Income

     Pharmacia recorded net income of MSEK 3,279 in 1994, after income taxes of MSEK 2,041, representing an effective tax rate of 38%. Pharmacia's effective tax rate is higher than the Swedish statutory rate of 28% due mainly to the nondeductibility of the goodwill amortization expense from the FICE acquisition, a change in tax laws in Sweden that had the one-time effect of taxing in 1994 the prior reversal into income of the tax equalization reserve and the higher statutory tax rate of 52% in Italy, where Pharmacia derives a substantial portion of its net income. See "-- 1993 Compared to 1992 -- Taxes" and Note 7 of Notes to Consolidated Financial Statements of Pharmacia.

  Net Income per Share from Continuing Operations

     Net Income per share from continuing operations increased from SEK 8.55 in 1993 to SEK 12.92 due to the factors discussed above.

1993 COMPARED TO 1992

  Sales

     Pharmacia reported sales of MSEK 24,708 in 1993, an increase of 60% over 1992 reported sales of MSEK 15,448. Approximately two-thirds of the increase is due to the inclusion in the Pharmacia financial statements of the results of FICE beginning May 1, 1993 and the remaining one-third is due largely to the depreciation of the kronor. Sales to customers outside of Sweden, which are generally invoiced in currencies other than the kronor, represented 92% of Pharmacia's total reported sales in 1993, compared with 87% in 1992, the increase being attributable principally to the FICE acquisition. Although each of the Pharmacia business areas experienced increased sales in 1993, overall reported sales, excluding both the effects of currency fluctuations and the acquisition of FICE, did not change significantly from 1992 to 1993. Growth in the Japanese market, particularly for products in the Peptide Hormones, Ophthalmics, Diagnostics and Pharmacia Biotech business areas, as well as for Fragmin and Salazopyrin, was offset by decreased unit volume due to the general decline in the German pharmaceutical market in 1993 as well as decreased sales of Healon in the United States and the termination of certain products and product lines contributing approximately 3.6% of 1992 sales.

     As described above, Pharmacia's 1993 sales relative to 1992 have been significantly affected by the fluctuation in exchange rates. The following table sets forth the percentage change from 1992 to 1993 of pro forma sales for each of Pharmacia's ten largest products or product groups, on an overall basis and as adjusted to exclude the effect of fluctuations in exchange rates.

                                            PRO FORMA
                                       -------------------
                                           YEAR ENDED
                                          DECEMBER 31,
                                       -------------------     OVERALL     CURRENCY      PRICE/VOLUME
                                       1993(2)     1992(1)     CHANGE      EFFECT(3)        EFFECT
                                       -------     -------     -------     ---------     ------------
                                             (MSEK)              (%)          (%)            (%)
    Genotropin.......................    2,611      2,148         22           24             (2)
    Healon...........................    1,667      1,238         35           34              1
    Farmorubicin.....................    1,346        970         39           26             13
    Allergy Diagnostics..............    1,270        920         38           27             11
    Adriamycin.......................    1,038        860         21           24             (3)
    Fragmin..........................      860        553         56           33             23
    Sermion..........................      850        692         23           26             (3)
    Nicorette........................      811        681         19           11              8
    Intralipid.......................      687        560         23           15              8
    Salazopyrin......................      610        494         23           23             --
                                                                  --           --             --
                                       -------     -------
                                        11,750      9,116         29           25              4
                                       =======     ======      =====       =======       ==========

---------------
(1) Reflects sales figures from the consolidated financial statements of Pharmacia or FICE, as appropriate, for 1992.

(2) Reflects sales figures from the pro forma combined results of Pharmacia and FICE for 1993.

(3) Represents the percentage change from 1992 pro forma sales to 1993 pro forma sales where pro forma sales for both years are translated into kronor at average exchange rates for 1992.

     Sales of Genotropin increased by MSEK 463, or 22%, to MSEK 2,611 from MSEK 2,148 in 1992. Excluding the effect of currency fluctuations, sales of Genotropin decreased by approximately 2% from 1992 to 1993. Unit sales increased by 12% in Japan, Genotropin's single largest market, due to general growth in the overall market and the introduction in 1992 of KabiPen, a product which simplifies the administration of Genotropin. However, this increase and increased sales in Germany were slightly more than offset elsewhere, particularly by declines of unit volumes in Spain and Italy and by a price reduction and a slight volume decrease in Australia. In each of these latter three countries, governments had recently introduced cost containment measures and/or changes in reimbursement policies.

     Sales of Healon increased by MSEK 429, or 35%, to MSEK 1,667 in 1993 from MSEK 1,238 in 1992, primarily because of kronor depreciation. Excluding the effect of currency fluctuations, Healon sales increased approximately 1% from 1992 to 1993. Volume increases in Japan, Germany, Italy and the United Kingdom were offset by volume decreases in the United States, where the number of cataract operations is declining, in France, where competitive pressures increased, and in Spain, where government policies further limited reimbursement for certain health care products.

     Total sales of Farmorubicin and Adriamycin were MSEK 2,384 in 1993 and MSEK 1,830 in 1992. Excluding the effect of currency fluctuations, Farmorubicin and Adriamycin sales in the aggregate increased 5% from 1992 to 1993. Sales of Farmorubicin amounted to MSEK 1,346 in 1993, an increase of 13% over 1992 sales, excluding the effect of currency fluctuations. The increase was due primarily to increased volume, much of which resulted from health care providers switching from Adriamycin to Farmorubicin. Sales of Adriamycin amounted to MSEK 1,038, a decrease of 3% over 1992 sales, excluding the effect of currency fluctuations, as sales volumes in the aggregate declined in part because of increased sales of Farmorubicin. Sales volume of Adriamycin in its single largest market, the United States, decreased marginally, but the decrease was partially offset by small increases in its sales volumes in Canada and Germany.

     Sales of in vitro allergy diagnostic testing products showed continued growth, with sales totalling MSEK 1,270 in 1993, a 38% increase over 1992 sales. Excluding the effect of currency fluctuations, these products recorded sales growth of 11% from 1992 to 1993, due primarily to increased sales volumes, particularly in Japan, but also in Sweden, Norway and Spain.

     Sales of Fragmin increased to MSEK 860 in 1993, a 23% increase over 1992 sales, excluding the effect of currency fluctuations. The primary reason for the increase was unit volume growth in Japan, where Fragmin was launched in the autumn of 1992 for hemodialysis, and increased sales volume in the product's single largest market, France.

     Sales of Sermion were MSEK 850 for 1993, a 3% decrease compared to 1992 sales of the product by FICE, excluding the effect of currency fluctuations. Sales volume in Japan showed strong growth but this was offset by decreased sales in Italy, due to health authority measures to disallow reimbursement for certain indications, and in the German market, mainly due to uncertainty regarding new rules relating to prescriptions.

     Sales of Nicorette were MSEK 811 in 1993, an increase of 8% over 1992 sales, excluding the effect of currency fluctuations. This increase was due primarily to volume growth in Sweden, the United Kingdom, Denmark, France and Norway offset in part by decreased volume sales of the smoking cessation patch in the United States. The increase in sales volume has resulted from the broadening of the Nicorette product line to include the Nicorette patch in addition to Nicorette chewing gum. Pharmacia also reacquired the distribution rights for Nicorette in a number of European countries, which, to a certain extent, has enabled Pharmacia to increase and intensify its European marketing focus.

     Sales of Intralipid amounted to MSEK 687 in 1993, an increase of 8% over 1992 sales, excluding the effect of currency fluctuations. The increase was due primarily to increased sales volume in Europe of Vitrimix, a combination package containing Intralipid and Vamin. Vitrimix alleviates the need for the hospital to mix Intralipid with an amino acid mixture. Price decreases for Intralipid marginally offset volume growth. China, where Pharmacia has marketed Intralipid for a decade, is the largest single market for Intralipid and sales there continue to increase due to general improvements in the Chinese health care system.

     Sales of Salazopyrin, including Salazopyrin EN-tabs, were MSEK 610 in 1993 and essentially flat compared to 1992, excluding the effect of currency fluctuations. Volume growth in Japan was offset by very small volume decreases in Pharmacia's two largest markets for Salazopyrin, the United States and Germany.

     Excluding sales of the 10 largest selling products or product groups, which are described above, and Pharmacia Biotech, reported sales increased by 63% from MSEK 6,937 in 1992 to MSEK 11,283 in 1993, due primarily to the inclusion since May 1993 of the acquired FICE products, to kronor depreciation and to volume increases for certain Pharmacia products. Sales attributable to Deltec are also included in the above sales figures in each period. Sales for each period have been restated as Pharmacia reclassified certain products formerly included in sales figures for Intralipid.

     Pharmacia Biotech's sales were MSEK 2,702 in 1993, an increase of 8% over 1992 sales, excluding the effect of currency fluctuations, the growth being attributable primarily to an increase in sales volume of bulk/laboratory media and reagents.

  Operating Expenses

     Pharmacia's cost of goods sold, which was MSEK 7,656 in 1993 and MSEK 4,749 in 1992, represented 31% of total reported sales in each year. Most of Pharmacia's costs are denominated in either kronor or lira and the majority of its sales are denominated in currencies other than kronor and lira. Accordingly, given exchange rate fluctuations between 1992 and 1993, currency translation effects led to a slightly higher relative increase in sales than in cost of sales. However, the resulting improvement in operating margin was largely offset by increased cost of goods sold due to higher manufacturing costs in local currencies.

     Since 1991, Pharmacia has decreased its number of manufacturing facilities from 52 to 43 with a resulting significant reduction in employee positions, although certain of these employees were reemployed in other areas of Pharmacia.

     Selling and administrative expenses were MSEK 8,722 in 1993 and MSEK 5,550 in 1992. As a percentage of total reported sales, selling and administrative expenses fell from 35.9% in 1992 to 35.3% in 1993. The decrease was due primarily to the rationalization of marketing entities as a result of the FICE acquisition. Costs related to this rationalization were treated as a component of FICE's purchase price and did not affect Pharmacia's selling and administrative expenses in 1993.

     Research and development expenses increased to MSEK 2,812 in 1993 from MSEK 1,859 in 1992. As a percentage of sales, research and development expenses fell to 11.4% in 1993 from 12.0% in 1992, mainly as a result of greater concentration of Pharmacia's research and development efforts on fewer projects. The overall increase in research and development expenses is due mainly to the acquisition of FICE, but it also reflects Pharmacia's introduction of a number of potential products into Phase III clinical trials during the year.

  Operating Income from Continuing Operations

     Pharmacia's operating income from continuing operations in 1993 was MSEK 3,327, an increase of MSEK 1,174, or 55%, compared to MSEK 2,153 in 1992. The inclusion of FICE's operating income from May 1, 1993 through the end of the year accounted for slightly more than half the increase. Nearly all of the remaining increase is due to the effects of kronor depreciation. Pharmacia conducts a significant proportion of its manufacturing in Sweden and most of its sales are derived from customers outside Sweden. When the depreciation of the kronor against many other world currencies occurred beginning in November 1992, the kronor value of Pharmacia's sales in foreign currency increased, while its kronor-denominated expenses were unaffected, which had an overall positive effect on operating income in 1993. See "-- Impact of Currency Fluctuations and Inflation." Higher margins in the Japanese market also contributed to the growth in operating income. Operating income from continuing operations has also been affected by non-recurring items amounting to MSEK 501 in 1993 compared to MSEK 141 during 1992. Of the 1993 non-recurring items, MSEK 433 relates to an early payment in settlement of a lease obligation. See Note 22 of Notes to Consolidated Financial Statements of Pharmacia.

     Depreciation and amortization increased from MSEK 999 in 1992 to MSEK 1,705 in 1993 due to the inclusion of depreciation on FICE machinery and equipment and buildings as well as amortization of goodwill relating to the FICE acquisition. See Note 2 of Notes to Consolidated Financial Statements of Pharmacia.

  Financial Income and Expense, Net

     Net financial income decreased from MSEK 391 in 1992 to a net expense of MSEK 6 in 1993. The main reason for the decrease was the acquisition of FICE, which resulted in the inclusion of FICE net financial expense from May 1, 1993 as well as in financing costs on temporary short-term debt incurred to finance the acquisition, accrued from May 1, 1993, and the loss of interest on cash used in the acquisition. Pharmacia's average short-term debt during 1993 was MSEK 5,054, compared to MSEK 1,608 in 1992. Following the

FICE acquisition, Pharmacia's highest balance of short-term debt during 1993 was MSEK 7,932, and short-term loans increased from MSEK 2,265 at December 31, 1992 to MSEK 4,826 at December 31, 1993. Interest-earning liquid assets declined from MSEK 7,934 at year-end 1992 to MSEK 3,099 at year-end 1993.

  Taxes

     Income taxes on continuing operations increased from MSEK 961 in 1992 to MSEK 1,148 in 1993. Pharmacia's effective income tax rate from continuing operations was 38% in 1992 and 35% in 1993. The 1992 rate was adversely affected by income taxes charged to Pharmacia related to inter-company transactions with divested businesses, principally BCP, partially offset by timing differences for which deferred taxes were not previously provided. The 1993 effective rate was favorably affected by changes in Swedish tax laws enacted in 1993. Excluding the non-recurring nature of the changes in Swedish tax laws, the 1993 effective tax rate would have been approximately 50%. See Note 7 of Notes to Consolidated Financial Statements of Pharmacia.

  Net Income per Share from Continuing Operations

     Net Income per share from continuing operations increased from SEK 6.31 in 1992 to SEK 8.55 in 1993 due to the factors discussed above.

LIQUIDITY, CAPITAL RESOURCES AND INVESTMENTS

     Capital expenditure for property, plant and equipment in 1994 amounted to MSEK 1,591, compared with MSEK 2,975 in 1993 and MSEK 1,089 in 1992. Capital expenditure increased in 1993 primarily due to the payment of MSEK 1,494 for the repurchase of certain office and industrial properties previously leased. Pharmacia expects capital expenditures in 1995 to be at a somewhat higher level than in 1994. Pharmacia has decided to build a plant for production of intravenous nutrition solutions and fat emulsion-based products in Uppsala. The total investment will amount to nearly MSEK 800 and is expected to be completed in 1997. In addition, a decision was made to expand Pharmacia's cancer research laboratory in Lund, Sweden, at a cost of MSEK 220.

     The original 1993 accrual for restructuring and integration costs related to the acquisition of FICE was MSEK 1,200 which was recorded as additional purchase price under Swedish GAAP. These costs related to the planned reduction of approximately 1,100 marketing and administrative employee positions, the closing of certain duplicate facilities and other related integration costs. The original liability for these FICE restructuring charges was reduced by cash payments of MSEK 398 in 1993 and MSEK 536 in 1994 resulting in a remaining liability of MSEK 266 at December 31, 1994. The liability at December 31, 1994 relates primarily to leases and is expected to be utilized during 1995 and 1996.

     Net cash provided by operating activities during 1994 increased to MSEK 4,340, compared with MSEK 4,105 in 1993 and MSEK 3,281 in 1992 principally due to higher net income from continuing operations, before significant non-recurring items.

     Net cash flow from investing activities during 1994 amounted to MSEK 582 compared with net cash flow used in investing activities of MSEK 7,550 in 1993 and MSEK 911 in 1992. The 1994 increase was principally due to the sale of Deltec and product distribution rights in 1994, compared with the acquisition of FICE in 1993 (MSEK 6,674, net of cash acquired), the repurchase in 1993 of certain office and industrial properties previously leased (MSEK 1,494) and an MSEK 900 investment in 1993 in shares of Huhtamaki. The 1993 outflows were partially offset by a cash inflow of MSEK 3,253 which was received from BCP in 1993.

     Net cash flow used in financing activities amounted to MSEK 3,933 in 1994, compared with MSEK 1,424 in 1993 and net cash proceeds of MSEK 148 in 1992, due principally to repayment of short-term loans.

     Cash and bank deposits and short-term investments in interest-bearing securities amounted to MSEK 4,004 at December 31, 1994 compared to MSEK 3,099 at December 31, 1993. On December 31, 1994, Pharmacia had drawn down MSEK 1,453 in short-term loans. Pharmacia has two U.S.$500 million commercial paper programs established in the U.S. and Europe of which an aggregate MSEK 639 was utilized at December 31, 1994. The programs are rated A-1 by Standard & Poor's and P-1 by Moody's. In addition,

Pharmacia established a standby revolving credit facility with an international bank syndicate with a five year term in an amount of U.S.$500 million, none of which was utilized at December 31, 1994.

RECONCILIATION TO U.S. GAAP

     Pharmacia prepares its Consolidated Financial Statements in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. Under U.S. GAAP, net income from continuing operations for the six month periods ended June 30, 1995 and 1994 and for the years ended December 31, 1994, 1993 and 1992 were MSEK 1,411, MSEK 1475, MSEK 2,656, MSEK 1,281 and MSEK 1,029,
respectively, compared with MSEK 1,728, MSEK 1,580, MSEK 3,279, MSEK 2,168 and MSEK 1,599 under Swedish GAAP. Net income per share from continuing operations for the six month periods ended June 30, 1995 and 1994 and for the years ended December 31, 1994, 1993 and 1992 was SEK 5.54, SEK 5.82, SEK 10.47, SEK 5.05 and
SEK 4.06 under U.S. GAAP, respectively, compared with SEK 6.78, SEK 6.23, SEK 12.92, SEK 8.55 and SEK 6.31 under Swedish GAAP. Stockholders' equity at June 30, 1995 and at December 31, 1994, 1993 and 1992 under U.S. GAAP were MSEK 25,136, MSEK 24,181, MSEK 22,420 and MSEK 31,002, respectively, compared with MSEK 19,394, MSEK 18,132, MSEK 15,697 and MSEK 20,609 under Swedish GAAP.

     The differences between net income from continuing operations and stockholders' equity under U.S. GAAP and Swedish GAAP result primarily from differing accounting treatments for business combinations and goodwill, income taxes, investments and certain foreign exchange gains and losses. See Note 25 of Notes to Consolidated Financial Statements of Pharmacia for a reconciliation of net income from continuing operations and stockholders' equity in accordance with Swedish GAAP to net income from continuing operations and stockholders' equity in accordance with U.S. GAAP and for a discussion of the differences between U.S. GAAP and Swedish GAAP.

     In March 1995, the U.S. Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("SFAS 121"). SFAS No. 121 establishes accounting standards for the recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain intangibles to be disposed of. Pharmacia would be required to first comply with the requirements of SFAS No. 121 in its 1996 Consolidated Financial Statements. Pharmacia believes that FASB 121 would not have had a significant impact on the financial position and results of operations had FASB 121 been adopted in the 1994 financial statements.

IMPACT OF CURRENCY FLUCTUATIONS AND INFLATION

     Pharmacia has significant export sales from Sweden that are invoiced in currencies other than kronor and has a substantial amount of assets and liabilities denominated in currencies other than kronor. Markets outside of Sweden accounted for MSEK 24,452, or 92%, of Pharmacia's sales in 1994. Pharmacia also has many suppliers outside of Sweden from which it imports, among other things, various raw materials that may be invoiced in currencies other than kronor. Accordingly, Pharmacia's sales and operating income, expressed in kronor, may be affected by fluctuations in the exchange rates between the kronor and the denomination of the currencies in which Pharmacia invoices, is invoiced or has assets or liabilities.

     Prior to November 1992, the kronor was pegged to the ECU. On November 19, 1992, the Swedish Riksbank decided to discontinue pegging the kronor to the ECU and permitted the kronor to float against other currencies. By the end of 1992, the value of the kronor had fallen by approximately 15% against the ECU. Because of such depreciation in the value of the kronor relative to other currencies, Pharmacia's reported sales in kronor do not necessarily represent improved sales volumes or increasing prices in local currencies.

     Pharmacia continually assesses its currency risks and enters into currency exchange contracts in order to manage the impact of fluctuations in exchange rates on the value of Pharmacia's sales and purchases in foreign currencies and certain financial assets and liabilities (transaction exposure), as well as on its investment in foreign subsidiaries' net assets (translation exposure). At June 30, 1995, Pharmacia had contracts of MSEK 3,897 outstanding to cover future transaction exposure (of which MSEK 488 was to cover U.S. dollar exposure and MSEK 1,565 was to cover Japanese yen exposure). Pharmacia also had currency exchange contracts outstanding at June 30, 1995 of MSEK 6,038 to cover translation exposure and MSEK 5,266 to cover Company lending and net borrowings. The substantial majority of contracts that hedge future exposures are due in 1995. The corresponding amounts at December 31, 1994 were MSEK 3,970 of contracts to cover future transaction exposure, MSEK 5,986 to cover translation exposure and MSEK 6,985 to cover lending and net borrowing, respectively.


     Pharmacia defines its currency exposure per currency as the projected net exposure for the coming twelve months, and this reflects Pharmacia's level of activity in the respective territory. The effects of entering into forward currency exchange contracts are accounted for in the period the contract and the underlying (hedged) transaction is completed. At June 30, 1995, unrealized losses in forward currency exchange contracts in order to cover transaction exposure exceeded unrealized gains. Pharmacia hedges its net assets denominated in currencies other than kronor. At June 30, 1995, such hedging covered approximately 48% of Pharmacia's net asset value. Financing needs of Pharmacia's foreign subsidiaries are coordinated by currency to balance the currency risk and interest level for the group.

     The effects of inflation on Pharmacia's operations have not been significant in recent years.

                        DESCRIPTION OF CAPITAL STOCK AND
                        CHARTER DOCUMENTS OF THE COMPANY

     The summary of the terms of the capital stock of the Company set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of the Company Certificate and Company By-laws, which have been filed as Exhibits to the Registration Statement. The Company Certificate and the Company By-laws will be effective as of the Effective Time.

AUTHORIZED CAPITAL STOCK

     Under the Company Certificate, the total number of shares of all classes of stock that the Company has authority to issue is 1,600,000,000 shares, of which 1,500,000,000 will be shares of New Common Stock, and of which 100,000,000 will be shares of preferred stock of the Company, of which 7,500 will be designated New Preferred Stock.

     The additional shares of authorized stock available for issuance by the Company might be issued at such times and under such circumstances as to have a dilutive effect on earnings per share and on the equity ownership of the holders of New Common Stock. The ability of the Company Board to issue additional shares of stock could enhance the Company Board's ability to negotiate on behalf of the Stockholders in a takeover situation and also could be used by the Company Board to make a change in control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management.

COMMON STOCK

     Subject to any preferential rights of the New Preferred Stock or any other series of the Company's preferred stock, holders of shares of New Common Stock will be entitled to receive dividends on such stock out of the assets or funds of the Company legally available for the payment of dividends when, as and if authorized and declared by the Company Board and to share ratably in the assets of the Company legally available for distribution to the Stockholders in the event of its liquidation, dissolution or winding-up. The Company will not be able to pay any dividend or make any distribution of assets on shares of New Common Stock until dividends on shares of the New Preferred Stock and on any other series of the Company's preferred stock then outstanding with dividend or distribution rights senior to the New Common Stock have been paid.

     Holders of shares of New Common Stock will be entitled to one vote per share on all matters voted on generally by the Stockholders, including the election of Directors, and except as otherwise required by law or except as provided with respect to the New Preferred Stock or any other series of the Company's preferred stock, the holders of such shares will possess all voting power. See "-- New Preferred Stock -- Voting Rights." The Company Certificate does not provide for cumulative voting for the election of Directors.

     The shares of New Common Stock, when issued to holders of outstanding shares of Upjohn Common Stock or Pharmacia Class A Common Shares, Pharmacia Class B Common Shares or ADSs in connection with the Merger or the Offer, or when issued upon conversion of the New Preferred Stock, will be validly issued, fully paid and nonassessable.

     Holders of New Common Stock will have no preferences or preemptive, conversion or exchange rights.

NEW PREFERRED STOCK

  Designation and Amount

     The New Preferred Stock will have a par value of $.01 per share and a stated value and a liquidation preference of $40,300.00 per share, plus accrued and unpaid dividends. The authorized number of shares of New Preferred Stock will be 7,500. The terms of the New Preferred Stock are essentially the same as those of the Upjohn Preferred Stock issued to the Trustee of the Plan, except that the Conversion Ratio (as defined in the Company Certificate) has been changed to reflect the Exchange Ratio.

  Rank

     With respect to dividend rights and rights on liquidation, dissolution and winding-up, the New Preferred Stock will rank senior to all classes of stock of the Company except those classes of preferred stock expressly designated as ranking senior or on a parity with the New Preferred Stock.

  Dividends

     The holders of New Preferred Stock will be entitled to receive, when, as and if declared by the Company Board out of funds legally available therefor, cash dividends in an amount per share not to exceed $2,518.75 per annum, payable quarterly in arrears. No interest shall accrue on accumulated but unpaid dividends. Holders of shares of New Preferred Stock are not entitled to any other dividends.

  Redemption

     (a) Upon the giving of specified notice, on or after July 20, 1999, the Company, at its option, will be entitled to redeem any or all shares of New Preferred Stock, at a redemption price of $40,300.00 per share, plus an amount equal to all accrued and unpaid dividends thereon to and including the date of redemption (the "Redemption Price").

     (b) The Company must redeem all shares of New Preferred Stock at the following redemption prices in the event that the Plan is terminated or the Company Employee Stock Ownership Plan is terminated or eliminated from the Plan in accordance with the terms of the Plan, plus an amount equal to all accrued and unpaid dividends thereon to and including the date of redemption:

                         DURING THE TWELVE-MONTH
                        PERIOD BEGINNING JULY 20,                     PRICE PER SHARE
        ----------------------------------------------------------    ---------------
        1995......................................................      $41,307.500
        1996......................................................       41,055.625
        1997......................................................       40,803.750
        1998......................................................       40,551.875

In addition, the Company must redeem the New Preferred Stock at a Redemption Price of $40,300.00 per share plus accrued and unpaid dividends thereon to the date fixed for redemption if the following events occur: (i) when and to the extent necessary for such holder to make any payments of principal, interest or premium due and payable under the Note (as defined in the Company Certificate) from the Trustee to the Company or any indebtedness, expenses or costs incurred by the holder for the benefit of the Plan, or (ii) in the event that the Plan is not initially determined by the Internal Revenue Service to be qualified.

     (c) In lieu of paying the Redemption Price in cash, the Company may, at its sole option, make payment of the Redemption Price in shares of New Common Stock, or in a combination of New Common Stock and cash, with any such shares of New Common Stock to be valued at the Fair Market Value (as defined in the Company Certificate) of the New Common Stock on the date as of which the New Preferred Stock is to be redeemed.

  Conversion Rights

     The holders of shares of New Preferred Stock will have the right, at their option, to convert any or all of such shares into shares of New Common Stock initially at a conversion price (the "Conversion Price") equal to $27.79 per share of New Common Stock, with each share of New Preferred Stock being valued at $40,300 for such purpose. The Conversion Price will be subject to antidilution adjustments, as described in the next paragraph.

  Antidilution Provisions

     The number of shares of New Common Stock into which each share of New Preferred Stock will be convertible will be subject to certain antidilution adjustments upon the occurrence of certain events such as (i) payment of a dividend or distribution in respect of the New Common Stock in shares of New Common Stock, (ii) subdivision of the outstanding shares of New Common Stock,
(iii) combination of the outstanding shares of New Common Stock into a smaller number of shares, in each case whether by reclassification of shares, recapitalization of the Company or otherwise, (iv) issuance to holders of New Common Stock as a dividend or distribution of any right or warrant to purchase shares of New Common Stock at a purchase price per share less than the Fair Market Value of a share of New Common Stock on the date of issuance of such right or warrant, (v) issuance, sale or exchange of shares of New Common Stock (other than pursuant to any right or warrant to purchase or acquire shares of New Common Stock and other than pursuant to any employee or director incentive or benefit plan or arrangement of the Company or any subsidiary of the Company) for a consideration having a Fair Market Value, on the date of such issuance, less than the Fair Market Value of such shares on the date of issuance, sale or exchange, and (vi) the declaration of an Extraordinary Distribution (as defined in the Company Certificate) in respect of the New Common Stock.

  Voting Rights

     Each share of New Preferred Stock has voting rights equal to the number of shares of New Common Stock into which such New Preferred Stock could be converted on the record date for determining the stockholders entitled to vote, rounded to the nearest one one-hundredth of a vote, subject to adjustment to prevent dilution, voting together with the holders of shares of New Common Stock as one class.

     The vote of at least 66 2/3% of the outstanding New Preferred Stock, voting separately as a series, is required to adopt any alteration, amendment or repeal of any provision of the Company Certificate, if such amendment, alteration or repeal would alter or change the powers, preferences or special rights of the New Preferred Stock so as to affect them adversely.

  Liquidation Rights

     Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company (collectively, a "Liquidation"), the holders of New Preferred Stock will be entitled to receive liquidating distributions in the amount of $40,300 per share, plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for distribution, before any distribution or payment is made to holders of New Common Stock or on any other class of the Company stock ranking junior as to dividends or assets distributable upon liquidation to the holders of shares of New Preferred Stock. After the payment to the holders of the New Preferred Stock of the full preferential amounts described above, the holders of the New Preferred Stock will not be entitled to any further participation in any distribution or payment by the Company.

  Consolidation, Merger

     In the event the Company consummates any consolidation or merger or similar business combination, pursuant to which the outstanding shares of New Common Stock are exchanged solely for or changed, reclassified or converted solely into stock of any successor or resulting corporation that constitutes "qualifying employer securities" with respect to a holder of New Preferred Stock within the meaning of Section 409(1) of the Code and Section 407(d)(5) of Employee Retirement Income Security Act of 1979, as amended, or any successor provisions of law, the New Preferred Stock of such holder will be assumed by and will become preferred stock of such successor or resulting corporation, having in respect of such corporation the same powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions that the New Preferred Stock had immediately prior to such transaction.

     In the event the Company consummates any business combination of the type described in the preceding paragraph pursuant to which the outstanding shares of New Common Stock are exchanged for consideration that does not constitute "qualifying employer securities", the outstanding shares of New Preferred Stock shall be automatically converted into the number of shares of New Common Stock into which such shares of New Preferred Stock could have been converted at such time, subject, however, to the right of the holder of any such share of New Preferred Stock to elect instead to receive from the Company cash equal to the amount payable in respect of New Preferred Stock upon liquidation of the Company.

  Certain Potential Antitakeover Effects of the New Preferred Stock

     Although the issuance of shares of New Preferred Stock in connection with the Merger is not intended as an antitakeover device, it should be noted that such issuance, and the issuance of New Common Stock or other securities into which the New Preferred Stock is convertible or exchangeable, may have certain antitakeover effects. It may discourage or render more difficult a merger, tender offer or proxy contest involving the Company or deter a third party from seeking to acquire control of the Company.

     The shares of New Preferred Stock, when issued to the holders of the outstanding shares of Upjohn Preferred Stock in connection with the Merger, will be validly issued, fully paid and nonassessable.

OTHER SERIES OF PREFERRED STOCK

     The Company Board is authorized to issue shares of the Company's preferred stock, in one or more series, and to fix for each such series the designations and relative powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption, as are permitted by the DGCL. The Company Board could authorize the issuance of shares of preferred stock with terms and conditions which could discourage a takeover or other transaction that holders of some or a majority of shares of New Common Stock might believe to be in their best interests or in which such holders might receive a premium for their shares of stock over the then market price of such shares. Currently, the Company Certificate does not provide for any other series of the Company's preferred stock, other than the shares of New Preferred Stock.

PREEMPTIVE RIGHTS

     No holder of any shares of any class of stock of the Company will have any preemptive or preferential right to acquire or subscribe for any unissued shares of any class of stock or any authorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock.

TRANSFER AGENT AND REGISTRAR


     The principal transfer agent and registrar for New Common Stock will be Harris Trust and Savings Bank.

                   CERTAIN CHANGES IN RIGHTS OF STOCKHOLDERS
                         RESULTING FROM THE COMBINATION

CHANGES IN RIGHTS OF UPJOHN STOCKHOLDERS

     As a result of the Merger, holders of shares of Upjohn Common Stock will own shares of New Common Stock and holders of Upjohn Preferred Stock will own shares of New Preferred Stock. Both Upjohn and the Company are corporations incorporated under the laws of the State of Delaware. The DGCL is the statute which governs Delaware corporations. The following is a summary of certain significant differences between the rights of holders of shares of Upjohn Common Stock and Upjohn Preferred Stock and holders of shares of New Common Stock and New Preferred Stock. These differences arise from differences between Upjohn's Certificate of Incorporation and Upjohn By-laws and the Company Certificate and Company By-laws, the governing instruments of the two companies. See "Description of Capital Stock and Charter Documents of the Company." This discussion is not and does not purport to be complete or to identify all differences that may, under given fact situations, be material to stockholders. The summaries set forth herein are qualified in their entirety by reference to the forms of the Company Certificate and Company By-laws, which have been filed as Exhibits to the Registration Statement.

SIZE AND CLASSIFICATION OF BOARD OF DIRECTORS

  The Company


     The Company Certificate and Company By-laws provide that the Company Board shall be comprised of not less than eight nor more than 16 members, which number may be increased or decreased within such parameters by the Company Board. The Company By-laws provide that until the annual meeting of Stockholders at which Directors are elected in 2001, (i) the Chairman of the Company Board and the President and Chief Executive Officer of the Company may not both be citizens of the United States or Canada or nationals of Sweden or other European Union member states, and (ii) one-half of the Directors shall be citizens of the United States or Canada and one-half shall be nationals of Sweden or other European Union member states. The Company By-laws also provide that the Chairman of the Company Board and the President and Chief Executive Officer of the Company may not be the same person unless otherwise approved by a Director Supermajority Vote or a Stockholder Supermajority Vote. The Company By-laws provide that at least half of the Directors shall be independent directors as such term is used in Rule 303 of the rules of the NYSE. The Company will have, as of the Effective Time, 16 Directors. See "Description of the Company -- Directors and Executive Officers." As permitted under the DGCL, the Company Board is classified into three classes which are to be as nearly equal in number as is possible. Directors in each class will serve for a term of three years, with the exception that members of the first class will initially be elected for a term of one year after which members of such class will then be elected for a term of three years, and members of the second class will initially be elected for a term of two years, after which members of such class will then be elected for a term of three years. Elections are staggered such that one class is elected each year.


  Upjohn

     The Upjohn By-laws provide that the Upjohn Board shall consist of not fewer than three nor more than 16 directors, with the number fixed from time to time by resolution of the Upjohn Board. Upjohn currently has 13 Directors. The Upjohn Board is classified into three classes. The Upjohn Board may designate either the Chairman of the Board, Vice Chairman of the Board, or President as Chief Executive Officer.

MEETINGS OF STOCKHOLDERS

  The Company

     Under the Company By-laws, the 1996 annual meeting of Stockholders will be held in either Sweden or the United States and the location of the annual meetings held in each year thereafter will alternate between Sweden and the United States. Only business which has been brought before the meeting by or at the direction of the Company Board or by any Stockholder entitled to vote thereat who complies with the procedures set forth in Section 2.02 of the Company By-laws, including those with respect to advance notice, may be conducted at annual meetings. Under the Company By-laws, special meetings of Stockholders may be called only by the Chairman of the Board, the President and Chief Executive Officer or a majority of all of the Directors.

  Upjohn

     The Upjohn By-laws provide that the annual meeting of stockholders shall be held in the County of Kalamazoo, Michigan. Elections of directors and officers and any other proper business may be transacted at the annual meeting. Under Upjohn's Certificate of Incorporation, special meetings of the Upjohn stockholders may be called only by the Chairman of the Board, the Vice Chairman of the Board, the President, or a majority of the Upjohn Board.

AMENDMENT OF CHARTER DOCUMENTS

  The Company

     The Company Certificate requires that (A) resolutions to amend, alter, change or repeal (i) the name of the Corporation, or (ii) the provisions of the Company Certificate relating to certain Business Combinations(as defined in the Company Certificate) must be approved by a Director Supermajority Vote and a Stockholder Supermajority Vote; and (B) resolutions to amend, alter, change or repeal (i) the classification of the Company Board or (ii) the provision in the Company Certificate which requires a Director Supermajority Vote in order to amend provisions of the Company By-laws whose amendment, alteration or repeal requires a Director Supermajority Vote or a Stockholder Supermajority Vote must be approved by a Director Supermajority Vote.


     The Company By-laws may be amended or repealed or new By-laws adopted by approval of the record holders of a majority of the shares entitled to vote at any regular or special meeting of the Stockholders at which a quorum is present or by a majority of the Directors at a board meeting at which a quorum is present, except that (A) a Director Supermajority Vote is required to approve any amendment, alteration, change or repeal of the provisions of the Company By-laws relating to (i) the location of the global corporate management center of the Company or the Company's operational headquarters, (ii) the number, qualifications and terms of office of Directors, (iii) the qualifications of the Chairman of the Board and the duties and powers of the Chairman of the Board, and (iv) the composition and terms of committees of the Company Board, (v) certain arrangements relating to dividend payments, (vi) the maintenance of the Swedish Depositary Share program, and (vii) the requirement that communications to stockholders be made in both the English and Swedish languages; and (B) a Director Supermajority Vote is required to approve any amendment, alteration, change or repeal of the provisions of the Company By-laws relating to the location of the annual meetings of Stockholders unless the number of persons that are residents in or nationals of Sweden holding shares, whether directly or as SDSs, falls below 5% of the total number of persons holding Voting Stock or such persons cease to beneficially own at least 5% of the Voting Stock (including shares held by the Depositary), in which case such an amendment, alteration, change or repeal may be approved by the affirmative vote of a majority of the Directors or the affirmative vote of the holders of a majority of the Voting Stock.


  Upjohn

     Upjohn reserves the right to amend, alter, change or repeal its Certificate of Incorporation in accordance with the DGCL, provided, however, that the Upjohn stockholders may not amend, change, alter, or repeal, or make any provision inconsistent with, Articles Fifth (composition and structure of Board of Directors) or Seventh (voting requirements for Business Combination) of Upjohn's Certificate of Incorporation without the affirmative vote of the holders of a majority of Voting Stock, excluding any Related Person (as defined in Upjohn's Certificate of Incorporation) or approval by a majority of the Continuing Directors (as defined in Upjohn's Certificate of Incorporation).

     Upjohn's By-laws may be amended, repealed, or altered, in whole or in part, by a majority vote of the outstanding shares of voting stock of Upjohn, at any regular meeting of the stockholders or at any special meeting where such action has been announced in the call and notice of such meeting. The Upjohn Board may amend the Upjohn By-laws but may not repeal any By-laws adopted by the stockholders.

NEW PREFERRED STOCK

  The Company

     Conversion Rights. Under the Company Certificate, a holder of New Preferred Stock is entitled, at any time prior to the close of business on the date fixed for redemption of such shares, to cause any or all such shares to be converted into shares of New Common Stock, initially at a conversion price equal to $27.79 per share of New Common Stock, with each share of New Preferred Stock being valued at $40,300 for such purpose, which is subject to adjustment, provided, however, that in no event shall the conversion price be less than $1.00.

  Upjohn

     Under the Upjohn Certificate of Incorporation, the conversion price for conversion of shares of Upjohn Preferred Stock to shares of Upjohn Common Stock is initially $43.00. In all other respects the Upjohn Preferred Stock is substantially similar to the New Preferred Stock.

CHANGES IN RIGHTS OF PHARMACIA STOCKHOLDERS


     Upon consummation of the Offer, holders of Pharmacia Securities who tender such shares into the Offer will own shares of New Common Stock or SDSs, each representing one share of New Common Stock. Pharmacia is a corporation organized under the laws of the Kingdom of Sweden and the Company is a corporation incorporated under the laws of the State of Delaware. The DGCL is the statute which governs Delaware corporations and the Companies Act governs Swedish companies. The following is a summary of certain significant differences between the rights of holders of Pharmacia Securities and holders of New Common Stock. These differences arise from differences between the corporate laws of the Kingdom of Sweden and the State of Delaware as well as from differences between Pharmacia's Articles of Association ("Pharmacia Articles") and the Company Certificate and the Company By-laws, the governing instruments of the two companies. See "Description of Capital Stock and Charter Documents of the Company." This discussion is not and does not purport to be complete or to identify all differences that may, under given fact situations, be material to stockholders. The summaries set forth herein are qualified in their entirety by reference to the forms of Company Certificate and Company By-laws, which have been filed as Exhibits to the Registration Statement.

SIZE AND CLASSIFICATION OF THE BOARD OF DIRECTORS

  The Company


     The Company Certificate and Company By-laws provide that the Company Board shall be comprised of not less than eight nor more than 16 members, which number may be increased or decreased within such parameters by the Company Board. The Company By-laws provide that until the annual meeting of Stockholders at which Directors are elected in 2001, (i) the Chairman of the Board and the President and Chief Executive Officer may not both be citizens of the United States or Canada or nationals of Sweden or other European Union member states, and (ii) one-half of the Directors shall be citizens of the United States or Canada and one-half shall be nationals of Sweden or other European Union member states. The Company By-laws also provide that the Chairman of the Board and the President and Chief Executive Officer may not be the same person unless otherwise approved by a Director Supermajority Vote or a Stockholder Supermajority Vote. The Company By-laws provide that at least half of the Directors shall be independent directors as such term is used in Rule 303 of the rules of the NYSE. The Company will have, as of the Effective Time, 16 Directors. See "Description of the Company -- Directors and Executive Officers." As permitted under the DGCL, the Company Board is classified into three classes which are to be as nearly equal in number as is possible. Directors in each class will serve for a term of three years, with the exception that members of the first class will initially be elected for a term of one year after which members of such class will then be elected for a term of three years, and members of the second class will initially be elected for a term of two years, after which members of such class will then be elected for a term of three years. Elections are staggered such that one class is elected each year.


  Pharmacia


     The Pharmacia Articles provide that the Pharmacia Board shall consist of not fewer than eight and not more than 11 directors with not more than four deputy directors. Swedish law provides for the appointment of three additional directors (two directors if the company is active in only one industry) and three deputy directors by the unions representing the company's employees. Under Swedish law the managing director and at least half of the board members must be resident in a European Economic Area unless the Swedish government or an authority appointed by the government in a particular case grants an exception. The term of office of a director is one year, but a director may serve any number of consecutive terms. Pharmacia currently has 13 directors and three deputy directors. The directors and deputy directors (excluding those appointed by the unions) are elected at the Annual General Meeting of Pharmacia stockholders for a term expiring at the end of the next Annual General Meeting. The Chairman of the Pharmacia Board is appointed by stockholders at the Annual General Meeting.


REMOVAL OF DIRECTORS

  The Company

     The Company By-laws provide that a Director or Directors may be removed only for due cause, by the affirmative vote of the record holders of a majority of the Voting Stock. Vacancies of the Company Board may be filled by the affirmative vote of a majority of the remaining Directors.

  Pharmacia


     Under Swedish law directors may be removed from office by a general meeting of stockholders at any time, and vacancies in the Board, except when filled by a Deputy Director, may only be filled by stockholder resolution and except where statute or the Articles of Association prescribe otherwise.


MEETINGS OF STOCKHOLDERS

  The Company

     Under the Company By-laws, the 1996 annual meeting of Stockholders will be held in either Sweden or the United States and the location of the annual meetings held in each year thereafter will alternate between

Sweden and the United States. Only business which has been brought before the meeting by or at the direction of the Company Board or by any Stockholder entitled to vote thereat who complies with the procedures set forth in Section
2.02 of the Company By-laws, including those with respect to advance notice, may be conducted at annual meetings. Under the Company By-laws, a special meeting of the Stockholders may be called only by the Chairman of the Board, the President and the Chief Executive Officer or a majority of all of the Directors.

  Pharmacia

     Notice of a general meeting of stockholders is to be given not less than two nor more than four weeks prior to the meeting. In order to be entitled to attend and vote at a general meeting of stockholders, a stockholder must be registered in the register of stockholders on the tenth day prior to the date of the meeting. The Pharmacia Articles provide that a stockholder must give notice to Pharmacia of his or her intention to attend the meeting not later than the date specified in the notice convening the meeting (a date not being a Sunday, nor any other general holiday, Saturday, Midsummer Eve, Christmas Eve or New Year's Eve, and it must not be earlier than the fifth day preceding the meeting). A stockholder may attend and vote at the meeting in person or by proxy. A person designated on the register as a nominee ("forvaltare") is not entitled to vote at a general meeting; nor is a beneficial owner whose share is registered in the name of a nominee entitled to vote at a general meeting, unless the beneficial owner first arranges to have such owner's own name entered into the register of stockholders. The Pharmacia Articles permit each stockholder to cast the full number of votes represented by such stockholder's shares. A voting list of those present or represented is prepared at the general meeting.

STOCKHOLDER VOTE REQUIRED FOR MERGERS OR CONSOLIDATIONS

  The Company

     The DGCL requires that before a merger can be approved by the stockholders, a resolution approving the merger must be adopted by the corporation's board of directors. After approval by the board of directors, the merger agreement must be submitted to the stockholders for adoption. Pursuant to the DGCL, a merger must be approved by the affirmative vote of at least a majority of the outstanding shares entitled to vote thereon.

     Notwithstanding the foregoing, the Company Certificate provides that a Business Combination (as defined in the Company Certificate) with a person who holds at least 15% of the stock of the Company requires a Stockholder Supermajority Vote unless it is approved by a majority of the Directors who were Directors before such person acquired 15% of the stock of the Company and such person satisfies certain "fair price" provisions as set forth in the Company Certificate.

  Pharmacia


     Under the Companies Act, resolutions are normally passed by a simple majority of votes cast unless otherwise specified in Pharmacia's Articles. There are generally no quorum requirements. However, certain resolutions require special quorums and majorities, including a resolution to disapply shareholders' preemptive rights in connection with an issue of shares or to reduce share capital or to approve a merger, which requires a majority of at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at the meeting. However, if a resolution to reduce the share capital or to approve a merger alters the legal relationship between shares, the unanimous approval of the stockholders present at the meeting and representing at least 90% of all shares issued is normally required. The same approval is required in order to pass a resolution under which a public company is to merge with a private company and be dissolved.


BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

  The Company

     Section 203 of the DGCL prohibits a corporation which has securities traded on a national securities exchange, designated on the NASDAQ or held of record by more than 2,000 stockholders from engaging in certain business combinations, including a merger, sale of substantial assets, loan or substantial issuance of stock, with an interested stockholder, or an interested stockholder's affiliates or associates, for a three-year period beginning on the date the interested stockholder acquires 15% or more of the outstanding voting stock of the corporation. The restrictions on business combinations do not apply if (i) the board of directors gives prior approval to the transaction in which the 15% ownership level is exceeded, (ii) the interested stockholder acquires at one time 85% of the corporation's stock (excluding those shares owned by persons who are directors and also officers as well as employee stock plans in which employees do not have a confidential right to vote) or (iii) the business combination is approved by the board of directors and authorized at a meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock, excluding shares owned by the interested stockholder. Although a Delaware corporation may elect, pursuant to its certificate or by-laws, not to be governed by this provision, the Company Certificate and the Company By-laws contain no such election.

  Pharmacia

     The Companies Act does not have provisions similar to those outlined above with respect to business combinations with interested stockholders.

DISSENTERS' RIGHTS

  The Company

     Under the DGCL, dissenters' rights of appraisal are limited. Rights of appraisal are available to a stockholder of a corporation only in connection with certain mergers or consolidations involving such corporation, amendments to the certificate of incorporation of such corporation (if so provided in the certificate of incorporation) or sales of all or substantially all of the assets of such corporation. However, appraisal rights are not available under the DGCL if the corporation's stock is (prior to the applicable transaction) listed on a national securities exchange or designated on NASDAQ or held of record by more than 2,000 stockholders; provided that appraisal rights will be available if the merger or consolidation requires stockholders to exchange their stock for anything other than shares of the surviving corporation, shares of another corporation that will be listed on a national securities exchange, designated on NASDAQ or held of record by more than 2,000 stockholders, cash in lieu of fractional shares of any such corporation, or a combination of such shares and such cash.

  Pharmacia


     Under the Companies Act, when a person alone or together with one or more subsidiaries owns more than nine-tenths of all the share capital in a company and these shares represent more than 90% of the votes entitled to be cast at a meeting of stockholders, that person is entitled to purchase the remaining shares of such company. A person whose shares are subject to a right of purchase may require the 90% owner to purchase its shares. Absent an agreement regarding the price, an arbitral tribunal will determine a reasonable price, which, in the case of a compulsory acquisition following an offer to a substantial number of persons pursuant to which more than the majority of the outstanding shares were acquired by such owner (or its affiliate), will, as a general matter, be the same as the price paid in such offer.


DIVIDENDS

  The Company

     The Company By-laws provide that dividends may be declared at the discretion of the Company Board only out of any assets or funds of the Company legally available for the payment of dividends. The Company By-laws provide that dividends shall be paid to holders of the shares of stock of the Company in U.S. dollars and that the Company shall make such arrangements as are necessary or appropriate to ensure that all dividends payable to holders of SDSs are paid in Swedish kronor.

  Pharmacia

     Under the Companies Act, only a general meeting of stockholders may authorize the payment of dividends, which may not exceed the amount recommended by the Pharmacia Board (except to a limited extent in the event of a demand by holders of at least 10% of the total number of shares outstanding) and which may be paid only from funds available for dividends. Under Swedish law, no interim dividends may be paid in respect of a financial period as to which audited financial statements have not been adopted by the Annual General Meeting of stockholders. The normal practice in Sweden is for dividends to be paid only annually. Shares issued after the date when the Directors have decided on the recommendation generally do not entitle the holders thereof to the dividends in question. It is the current practice of Pharmacia's Board of Directors to decide upon their recommendations in respect of the next preceding fiscal year in March of each year, and the decision is made public at the same time. The recommendation of the Pharmacia Board is considered at Pharmacia's Annual General Meeting, which is usually held in May of the year following the year with respect to which the dividend is paid.

PREEMPTIVE RIGHTS

  The Company

     The Company Certificate and the Company By-laws do not provide for preemptive rights. In addition, the DCGL does not provide for preemptive rights unless specifically provided for in the certificate of incorporation of a corporation.

  Pharmacia

     Under Swedish law, stockholders must approve each issue of additional shares. Existing stockholders have preferential rights to subscribe for cash for issues of shares and debt instruments, convertible into shares in proportion to their stockholdings, unless the resolution for the issue itself or the company's articles of association provide otherwise. Under the Pharmacia Articles, a resolution to issue, approve or authorize the issuance of new shares, convertible debt instruments or debt instruments with a right (or option) to subscribe for new shares, the issuance of which is not subject to the preemptive rights of existing stockholders, requires the affirmative vote of two-thirds of the votes cast as well as two-thirds of all of the shares represented at the meeting.

     The Pharmacia Class A Common Shares rank pari passu with the Pharmacia Class B Common Shares as regards rights of participation in Pharmacia's assets and profits. However, it may be permissible in the case of a rights issue or a bonus issue for Pharmacia, subject to stockholder approval, to distinguish between the classes of Pharmacia's shares by issuing one class of shares by way of rights to holders of both Pharmacia Class A Common Shares and Pharmacia Class B Common Shares instead of issuing further Pharmacia Class A Common Shares to the holders of the Pharmacia Class A Common Shares and further Pharmacia Class B Common Shares to the holders of Pharmacia Class B Common Shares.

AMENDMENT OF CHARTER DOCUMENTS

  The Company

     The Company Certificate requires that (A) resolutions to amend, alter, change or repeal (i) the name of the Corporation, or (ii) the provisions of the Company Certificate relating to certain Business Combinations (as defined in the Company Certificate) must be approved by a Director Supermajority Vote and a Stockholder Supermajority Vote; and (B) resolutions to amend, alter, change or repeal (i) the classification of the Company Board or (ii) the provision in the Company Certificate which requires a Director Supermajority Vote in order to amend provisions of the Company By-laws whose amendment, alteration or repeal requires a Director Supermajority Vote or a Stockholder Supermajority Vote must be approved by a Director Supermajority Vote.

     The Company By-laws may be amended or repealed or new By-laws adopted by approval of the record holders of a majority of the shares entitled to vote at any regular or special meeting of the Stockholders at which a quorum is present or by a majority of the Directors at a board meeting at which a quorum is present, except that (A) a Director Supermajority Vote or Stockholder Supermajority Vote is required to approve any amendment, alteration, change or repeal of the provisions of the Company By-laws relating to (i) the location of the global corporate management center of the Company or the Company's regional headquarters, (ii) the number, qualifications and terms of office of Directors,
(iii) the qualifications of the Chairman of the Board and the duties and powers of the Chairman of the Board, (iv) the composition and terms of committees of the Company Board, (v) certain arrangements relating to dividend payments, (vi) the maintenance of the Swedish Depositary Share program, and (vii) the requirement that communications to stockholders be made in both the English and Swedish languages; and (B) a Director Supermajority Vote or Stockholder Supermajority Vote is required to approve any amendment, alteration, change or repeal of the provisions of the Company By-laws relating to the location of the annual meetings of Stockholders unless the number of persons that are residents in or nationals of Sweden holding shares, whether directly or as SDSs, falls below 5% of the total number of persons holding Voting Stock or such persons cease to beneficially own at least 5% of the Voting Stock (including shares held by the Depositary), in which case such an amendment, alteration, change or repeal may be approved by the affirmative vote of a majority of the Directors or the affirmative vote of the holders of a majority of the Voting Stock.


  Pharmacia

     The Companies Act provides that the affirmative vote of the holders of two-thirds of the votes cast as well as two-thirds of all shares represented at the meeting is required to amend provisions of a company's Articles of Association. Resolutions to amend the Pharmacia Articles which reduce any stockholder's rights to profits or assets, restrict the transferability of shares or alter the legal relationship between shares normally require the unanimous approval of the stockholders present at the meeting representing 90% of all issued shares; and a resolution to amend the Pharmacia Articles for the purpose of limiting the number of shares which a stockholder may vote at a general meeting or requiring the retention of a larger amount of the net profit than required by the Companies Act or amending the stockholder's rights in a liquidation or dissolution normally requires the approval of the stockholders representing two-thirds of the votes cast and 90% of the shares represented at the meeting.

                               VALIDITY OF SHARES

     The validity of the New Common Stock offered hereby will be passed upon by Sullivan & Cromwell and Shearman & Sterling, each of New York, New York.

                                    EXPERTS


     The Company's balance sheet, as of August 21, 1995 included in this Prospectus, has been included herein in reliance on the report of Coopers & Lybrand L.L.P. and KPMG Peat Marwick LLP, independent accountants, and upon the authority of those firms as experts in accounting and auditing. It is expected that either Coopers & Lybrand L.L.P. or KPMG Peat Marwick LLP will be appointed as the auditors of the Company.


     The consolidated balance sheets of Upjohn as of December 31, 1994 and 1993, and the consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1994, which have been included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the Upjohn unaudited interim financial information for the periods ended June 30, 1995 and 1994, included in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Upjohn quarterly report on Form 10-Q for the quarter ended June 30, 1995, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the Upjohn unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     The consolidated financial statements of Pharmacia as of December 31, 1994, 1993 and 1992, and for each of the years in the three year period ended December 31, 1994, have been included herein and in the Registration Statement in reliance upon the report of Hans Karlsson, KPMG Bohlins AB, member of KPMG International, and Goran Tidstrom, Ohrlings Coopers & Lybrand AB, member of Coopers & Lybrand International, joint independent accountants, appearing elsewhere herein, and upon the authority of such firms as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
UPJOHN
  Report of Coopers & Lybrand L.L.P. .................................................  F-2
  Consolidated Balance Sheets as of December 31, 1994 and 1993........................  F-3
  Consolidated Statements of Earnings for the years ended December 31, 1994, 1993 and 1992.........................................................................  F-4
  Consolidated Statements of Shareholders' Equity for the years ended December 31,
     1994, 1993 and 1992..............................................................  F-5
  Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1993 and 1992.........................................................................  F-6
  Notes to Consolidated Financial Statements..........................................  F-7
  Consolidated Balance Sheets as of June 30, 1995 (unaudited) and December 31, 1994...  F-25
  Consolidated Statements of Earnings for the six months ended June 30, 1995
     (unaudited) and 1994 (unaudited).................................................  F-26
  Condensed Consolidated Statements of Cash Flows for the six months ended June 30,
     1995 (unaudited) and 1994 (unaudited)............................................  F-27
  Notes to Consolidated Financial Statements..........................................  F-28
PHARMACIA
  Report of KPMG Bohlins AB and Ohrlings Reveko AB....................................  F-31
  Consolidated Income Statements for the years ended December 31, 1994, 1993 and
     1992.............................................................................  F-32
  Consolidated Balance Sheets as of December 31, 1994, 1993 and 1992..................  F-33
  Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1993 and 1992.........................................................................  F-34
  Notes to Consolidated Financial Statements for the years ended December 31, 1994,
     1993 and 1992....................................................................  F-35
  Consolidated Income Statements for the six months ended June 30, 1995 (unaudited)
     and June 30, 1994 (unaudited)....................................................  F-66
  Consolidated Balance Sheets as of June 30, 1995 (unaudited) and December 31, 1994...  F-67
  Notes to Consolidated Financial Statements -- Unaudited.............................  F-68
PHARMACIA & UPJOHN, INC.
  Report of Coopers & Lybrand L.L.P. and KPMG Peat Marwick LLP .......................  F-73
  Consolidated Balance Sheet as of August 21, 1995....................................  F-74
  Notes to Consolidated Balance Sheet.................................................  F-75

                               THE UPJOHN COMPANY

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Shareholders and Board of Directors
The Upjohn Company

     We have audited the consolidated balance sheets of The Upjohn Company and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years 1994, 1993 and 1992. These financial statements are the responsibility of The Upjohn Company management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above (pages F-3 to F-23) present fairly, in all material respects, the consolidated financial position of The Upjohn Company and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for the years 1994, 1993 and 1992, in conformity with generally accepted accounting principles.

     As discussed in Notes D and T to the consolidated financial statements, the company changed its practice of reporting certain majority-owned subsidiaries from a fiscal year ending November 30 to a calendar year ending December 31 and its method of accounting for postemployment benefits during 1993. As discussed in Note D, in 1992, the company changed its method of accounting for income taxes and other postretirement benefits.

/s/ COOPERS & LYBRAND L.L.P.

Chicago, Illinois
January 26, 1995

                                     UPJOHN

                          CONSOLIDATED BALANCE SHEETS

                                                                                    DECEMBER 31,
                                                                            -----------------------------
                                                                               1994              1993
                                                                            -----------       -----------
                                                                            (DOLLAR AMOUNTS IN THOUSANDS)
CURRENT ASSETS:
Cash and cash equivalents.................................................  $   502,346       $   281,132
Trade accounts receivable, less allowance of $36,088 (1993: $40,902)......      650,522           653,543
Inventories...............................................................      458,676           412,626
Deferred income taxes.....................................................      151,783           161,569
Other.....................................................................      367,111           162,746
                                                                            -----------       -----------
Total current assets......................................................    2,130,438         1,671,616
                                                                            -----------       -----------
Net assets of discontinued operations.....................................                        278,344
Investments...............................................................      647,092           634,431
PROPERTY, PLANT AND EQUIPMENT AT COST:
Land......................................................................       45,955            42,974
Buildings and leasehold improvements......................................    1,230,926         1,100,715
Equipment.................................................................    1,526,620         1,369,342
Construction in process...................................................      276,036           328,972
                                                                            -----------       -----------
                                                                              3,079,537         2,842,003
Less allowance for depreciation...........................................   (1,280,866)       (1,141,127)
                                                                            -----------       -----------
Net property, plant and equipment.........................................    1,798,671         1,700,876
Other noncurrent assets...................................................      586,260           526,654
                                                                            -----------       -----------
Total assets..............................................................  $ 5,162,461       $ 4,811,921
                                                                            ===========       ===========
CURRENT LIABILITIES:
Short-term debt, including current maturities of long-term debt...........  $    42,090       $    35,628
Accounts payable..........................................................      179,802           122,220
Compensation and vacations................................................      110,699            78,155
Dividends payable.........................................................       64,060            64,170
Income taxes payable......................................................      189,015           176,356
Other.....................................................................      533,274           516,594
                                                                            -----------       -----------
Total current liabilities.................................................    1,118,940           993,123
                                                                            -----------       -----------
Long-term debt............................................................      520,977           526,837
Guarantee of ESOP debt....................................................      274,800           275,000
Postretirement benefit cost...............................................      369,217           382,123
Other noncurrent liabilities..............................................      391,654           404,950
Deferred income taxes.....................................................       99,238            91,624
Minority equity in subsidiaries...........................................        5,017            52,614
SHAREHOLDERS' EQUITY:
Preferred stock, one dollar par value; authorized 12,000,000 shares, issued Series B convertible 7,322 shares at stated value (1993: 7,379
  shares).................................................................      295,079           297,387
Common stock, one dollar par value; authorized 600,000,000 shares, issued
  190,589,607 shares......................................................      190,590           190,590
Capital in excess of par value............................................       64,636            66,406
Retained earnings.........................................................    2,757,260         2,535,010
Note receivable from ESOP Trust (ESOT)....................................      (33,520)          (31,548)
ESOP deferred compensation................................................     (243,962)         (251,301)
Currency translation adjustments..........................................      (33,057)         (114,198)
Treasury stock at cost, 17,447,880 shares (1993: 17,157,689 shares).......     (614,408)         (606,696)
                                                                            -----------       -----------
Total shareholders' equity................................................    2,382,618         2,085,650
                                                                            -----------       -----------
Total liabilities and shareholders' equity................................  $ 5,162,461       $ 4,811,921
                                                                            ===========       ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                     UPJOHN

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                            1994           1993           1992
                                                         ----------     ----------     ----------
                                                              (DOLLAR AMOUNTS IN THOUSANDS,
                                                                  EXCEPT PER SHARE DATA)
OPERATING REVENUE:
Net sales..............................................  $3,274,996     $3,339,957     $3,256,188
Other revenue..........................................      69,542         40,579         28,560
                                                         ----------     ----------     ----------
                                                          3,344,538      3,380,536      3,284,748
                                                         ----------     ----------     ----------
OPERATING COSTS AND EXPENSES:
Cost of products sold..................................     843,152        783,590        754,483
Research and development...............................     607,187        612,490        553,297
Marketing and administrative...........................   1,294,752      1,316,138      1,292,204
Restructuring..........................................                    208,789         22,055
                                                         ----------     ----------     ----------
                                                          2,745,091      2,921,007      2,622,039
                                                         ----------     ----------     ----------
Operating income.......................................     599,447        459,529        662,709
Interest income........................................      59,624         50,789         50,054
Interest expense.......................................     (24,600)       (31,496)       (31,253)
Foreign exchange losses................................      (1,087)        (4,556)        (3,397)
All other, net.........................................       9,912          5,771         (6,210)
                                                         ----------     ----------     ----------
Earnings from continuing operations before income taxes
  and minority equity..................................     643,296        480,037        671,903
Provision for income taxes.............................     154,400         84,201        145,900
Minority equity in losses..............................        (192)          (535)          (987)
                                                         ----------     ----------     ----------
Earnings from continuing operations....................     489,088        396,371        526,990
DISCONTINUED OPERATIONS:
  Earnings from operations (net of tax)................       2,672         10,006         20,227
  (Loss) gain on disposal of discontinued operations
     (net of tax)......................................        (997)         4,926
                                                         ----------     ----------     ----------
Earnings before cumulative effect of accounting
  changes..............................................     490,763        411,303        547,217
Cumulative effect of accounting changes (net of tax)...                    (18,906)      (222,895)
                                                         ----------     ----------     ----------
Net earnings...........................................     490,763        392,397        324,322
Dividends on preferred stock (net of tax)..............      12,291         12,125         12,084
                                                         ----------     ----------     ----------
Net earnings on common stock...........................  $  478,472     $  380,272     $  312,238
                                                         ==========     ==========     ==========
EARNINGS PER COMMON SHARE:
  Primary
  -- Earnings from continuing operations before
     accounting changes................................  $     2.75     $     2.20     $     2.92
  -- Discontinued operations...........................         .01            .09            .12
  -- Cumulative effect of accounting changes...........                       (.11)         (1.26)
                                                         ----------     ----------     ----------
  -- Net earnings......................................  $     2.76     $     2.18     $     1.78
                                                         ==========     ==========     ==========
  Fully diluted
  -- Earnings from continuing operations before
     accounting changes................................  $     2.67     $     2.15     $     2.84
  -- Discontinued operations...........................         .01            .08            .11
  -- Cumulative effect of accounting changes...........                       (.10)         (1.21)
                                                         ----------     ----------     ----------
  -- Net earnings......................................  $     2.68     $     2.13     $     1.74
                                                         ==========     ==========     ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                                     UPJOHN

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                            1994           1993           1992
                                                         ----------     ----------     ----------
                                                              (DOLLAR AMOUNTS IN THOUSANDS)
PREFERRED STOCK:
Balance at beginning of year...........................  $  297,387     $  298,224     $  299,523
Redemptions and conversions............................      (2,308)          (837)        (1,299)
                                                         ----------     ----------     ----------
Balance at end of year.................................     295,079        297,387        298,224
                                                         ----------     ----------     ----------
COMMON STOCK:
Balance at beginning of year...........................     190,590        190,590        190,592
Stock option, incentive and dividend reinvestment
  plans................................................                                        (2)
                                                         ----------     ----------     ----------
Balance at end of year.................................     190,590        190,590        190,590
                                                         ----------     ----------     ----------
CAPITAL IN EXCESS OF PAR VALUE:
Balance at beginning of year...........................      66,406         66,668         68,400
Stock option, incentive and dividend reinvestment
  plans................................................      (1,770)          (262)        (1,732)
                                                         ----------     ----------     ----------
Balance at end of year.................................      64,636         66,406         66,668
                                                         ----------     ----------     ----------
RETAINED EARNINGS:
Balance at beginning of year...........................   2,535,010      2,412,028      2,348,318
Net earnings...........................................     490,763        392,397        324,322
Cash dividends declared................................    (256,222)      (257,290)      (248,528)
Dividends on preferred stock (net of tax)..............     (12,291)       (12,125)       (12,084)
                                                         ----------     ----------     ----------
Balance at end of year.................................   2,757,260      2,535,010      2,412,028
                                                         ----------     ----------     ----------
NOTE RECEIVABLE FROM ESOP TRUST (ESOT):
Balance at beginning of year...........................     (31,548)       (29,697)       (27,946)
Rollover of accumulated interest.......................      (1,972)        (1,851)        (1,751)
                                                         ----------     ----------     ----------
Balance at end of year.................................     (33,520)       (31,548)       (29,697)
                                                         ----------     ----------     ----------
ESOP DEFERRED COMPENSATION:
Balance at beginning of year...........................    (251,301)      (258,254)      (263,230)
ESOP expense recognized in excess of cash
  contributions........................................       7,339          6,953          4,976
                                                         ----------     ----------     ----------
Balance at end of year.................................    (243,962)      (251,301)      (258,254)
                                                         ----------     ----------     ----------
CURRENCY TRANSLATION ADJUSTMENTS:
Balance at beginning of year...........................    (114,198)       (89,145)       (57,323)
Translation adjustments................................      81,141        (25,053)       (31,823)
Income taxes...........................................                                         1
                                                         ----------     ----------     ----------
Balance at end of year.................................     (33,057)      (114,198)       (89,145)
                                                         ----------     ----------     ----------
TREASURY STOCK:
Balance at beginning of year...........................    (606,696)      (574,871)      (553,182)
Stock option, incentive and dividend reinvestment
  plans................................................      24,133         22,264         27,498
Purchases of treasury stock............................     (31,845)       (54,089)       (49,187)
                                                         ----------     ----------     ----------
Balance at end of year.................................    (614,408)      (606,696)      (574,871)
                                                         ----------     ----------     ----------
TOTAL SHAREHOLDERS' EQUITY.............................  $2,382,618     $2,085,650     $2,015,543
                                                         ==========     ==========     ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                                     UPJOHN

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                          -------------------------------------
                                                            1994          1993          1992
                                                          ---------     ---------     ---------
                                                              (DOLLAR AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATIONS:
  Net earnings..........................................  $ 490,763     $ 392,397     $ 324,322
  Adjustments to reconcile net earnings to net cash
     provided (required) by operations:
     Depreciation.......................................    163,370       162,559       152,596
     Amortization of intangibles........................     11,795        10,941        12,985
     Deferred income taxes..............................     23,179       (82,407)       23,001
     Restructuring......................................                  216,000        23,956
     Cumulative effect of accounting changes (net of
       tax).............................................                   18,906       222,895
     Other..............................................    (15,825)        4,609       (15,312)
  Changes in:
     Accounts receivable................................      6,263        31,167      (100,035)
     Inventory..........................................    (20,808)      (53,344)      (28,382)
     Payables and accruals..............................     63,176       (52,007)        9,779
     Income taxes payable...............................     11,417         1,279       (69,032)
     Other current and noncurrent assets................    (38,274)       36,613       (13,884)
     Other current and noncurrent liabilities...........     15,086        93,717        54,180
                                                          ---------     ---------     ---------
Net cash provided by operations.........................    710,142       780,430       597,069
                                                          ---------     ---------     ---------
CASH FLOWS PROVIDED (REQUIRED) BY INVESTMENT ACTIVITIES:
  Property, plant and equipment additions...............   (252,224)     (323,510)     (295,399)
  Proceeds from sale of property, plant and equipment...     28,188        17,732         5,956
  Proceeds from sale of investments.....................    282,608       184,154       226,824
  Purchase of investments...............................   (569,219)     (249,664)     (436,910)
  Proceeds from the sale of discontinued operations.....    307,843        31,000
  Other.................................................     (1,061)       (1,079)        3,187
                                                          ---------     ---------     ---------
Net cash required by investment activities..............   (203,865)     (341,367)     (496,342)
                                                          ---------     ---------     ---------
CASH FLOWS PROVIDED (REQUIRED) BY FINANCING ACTIVITIES:
  Proceeds from issuance of debt........................     14,946       340,166       121,867
  Repayment of debt.....................................    (45,924)     (215,720)      (16,247)
  Debt maturing in three months or less.................      4,475      (191,238)      133,333
  Dividends paid to shareholders........................   (263,661)     (265,337)     (252,028)
  Purchase of treasury stock............................    (31,845)      (54,089)      (49,187)
  Other.................................................     12,425         8,984        15,394
                                                          ---------     ---------     ---------
Net cash required by financing activities...............   (309,584)     (377,234)      (46,868)
Effect of exchange rate changes on cash.................     24,521        (9,592)       (2,464)
                                                          ---------     ---------     ---------
Net change in cash and cash equivalents.................    221,214        52,237        51,395
Cash and cash equivalents, beginning of year............    281,132       226,359       168,610
Net cash of discontinued operations.....................                    2,536         6,354
                                                          ---------     ---------     ---------
Cash and cash equivalents, end of year..................  $ 502,346     $ 281,132     $ 226,359
                                                          =========     =========     =========
CASH PAID DURING THE YEAR FOR:
  Interest (net of capitalized).........................  $  29,525     $  34,599     $  44,219
  Income taxes..........................................  $ 127,239     $ 154,984     $ 124,249

   The accompanying notes are an integral part of the consolidated financial statements.

                                     UPJOHN

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands, except per share data)

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. Effective January 1, 1993, the subsidiaries with fiscal years ended November 30 changed to a calendar-year basis (see Note D).

     FOREIGN EXCHANGE -- Results of operations for foreign subsidiaries, other than those located in highly inflationary countries, are translated using the average exchange rates during the period, while assets and liabilities are translated into U.S. dollars using current rates. Resulting translation adjustments are recorded as currency translation adjustments in shareholders' equity. For subsidiaries in highly inflationary countries, currency gains and losses resulting from translation and transactions are determined using a combination of current and historical rates and are reported directly in the earnings statement.

     INVENTORIES -- Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all domestic inventories and the first-in, first-out (FIFO) method, for foreign inventories.

     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are carried at cost. Depreciation is computed principally on the straight-line method for financial reporting, while accelerated methods are used for income tax purposes. Maintenance and repair costs are charged to earnings as incurred. Costs of renewals and improvements are capitalized. Upon retirement or other disposition of property, any gain or loss is included in earnings.

     INCOME TAXES -- In accordance with SFAS No. 109, the company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The company provides deferred income taxes on subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries.

     CASH EQUIVALENTS -- The company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

     STATEMENTS OF CASH FLOWS -- The company does not restate the Statements of Cash Flows for operations that have been discontinued.


     INVESTMENTS -- The company has investments in short- and long-term debt securities that have been classified under the provisions of SFAS No. 115 as held-to-maturity. Accordingly, these investments are measured at amortized cost, and temporary unrealized gains or losses are not recognized.


     DERIVATIVE FINANCIAL INSTRUMENTS -- Forward exchange contracts are used to hedge net transaction exposures and are marked-to-market with the resulting gains and losses recognized in earnings. Purchased foreign currency options are used to hedge anticipated transactions and realized and unrealized gains and losses are deferred and included as a component of the related transaction. The carrying values of derivative financial instruments are generally reported with other current assets or other current liabilities.

     OTHER -- Certain reclassifications have been made to conform prior years' data to the current presentation including certain deferred income tax balances.

B.  DISCONTINUED OPERATIONS

     In December 1994, the company sold its interests in the Asgrow Seed Company. The sale represents complete divestiture of all operations in the agronomic and vegetable seed businesses. A loss of $997, after provisions for tax, was realized on the sale, including accruals for certain retained liabilities.

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

     In December 1993, the company sold the assets of Asgrow Florida Company. The sale represented complete divestiture of the company's operations in the agricultural chemical business. The gain on the sale, amounting to $4,926 after provisions for tax, included accruals for certain retained liabilities.

     Operating results for the discontinued vegetable and agronomic seed and agricultural chemical operations were:

                                                              YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1994         1993         1992
                                                         --------     --------     --------
    Operating revenue:
      Agronomic and vegetable seeds..................    $221,393     $274,215     $295,718
      Agricultural chemicals.........................                   84,517       90,355
                                                         --------     --------     --------
              Total..................................    $221,393     $358,732     $386,073
                                                         ========     ========     ========
    Earnings before taxes and minority equity:
      Agronomic and vegetable seeds..................    $  5,498     $ 10,385     $ 24,804
      Agricultural chemicals.........................                    6,294        3,476
    Income taxes:
      Agronomic and vegetable seeds..................      (2,500)      (4,800)      (7,400)
      Agricultural chemicals.........................                   (2,400)        (700)
    Minority equity in earnings (losses):
      Agronomic and vegetable seeds..................         326         (527)         (47)
                                                         --------     --------     --------
    Earnings from operations.........................    $  2,672     $ 10,006     $ 20,227
                                                         ========     ========     ========
    Earnings per common share -- primary.............    $    .01     $    .09     $    .12
                                                         ========     ========     ========

C.  RESTRUCTURING

     The company incurred restructuring charges in both 1993 and 1992. In the third quarter of 1993, restructuring charges of $208,789 ($154,566 after tax) were recorded to reflect the costs associated with a worldwide work-force reduction of approximately 1,500 employees ($136,109); elimination or reduction of excess manufacturing capacity in 14 plants worldwide over the next several years ($31,631); the writedown of certain intangibles ($19,000); facilities and equipment ($17,095); and other ($4,954).

     As of December 31, 1994, approximately 1,100 employees have left the company under the 1993 restructuring program. Of the original accrual, approximately $30,885 remains as a current liability. There have been no adjustments to the liabilities originally accrued for work-force reduction.

     In 1992, net restructuring charges of $22,055 ($13,387 after tax) were incurred for a special voluntary early retirement program for employees in the U.S. and Puerto Rico and for staff reductions in various international locations. As of December 31, 1993, over 500 employees had terminated under the 1992 restructuring program and all amounts originally accrued have been paid to participants.

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

D.  ACCOUNTING CHANGES


     During 1993 and 1992, the company adopted three accounting statements and made one other accounting change. The effects of these changes on prior years were reported as the cumulative effect of accounting changes (net of tax). The changes were as follows:


                                                                   1993         1992
                                                                  -------     --------
        Change in subsidiary reporting year.....................  $ 7,791
        Adoption of: SFAS No. 112...............................   11,115
                      SFAS No. 106..............................              $235,677
                      SFAS No. 109..............................               (12,782)
                                                                  -------     --------
        Cumulative effect of accounting changes.................  $18,906     $222,895
                                                                  =======     ========


     Effective January 1, 1993, the company's subsidiaries that previously reported on a fiscal year ending November 30 changed their reporting period to a calendar-year basis. The change was made to accomplish more timely reporting and to increase operating and planning efficiency. The results of operations of these subsidiaries for the period December 1 through December 31, 1992 constituted the accounting change that reduced after-tax earnings per share by $.04. The cash flows of these subsidiaries for the thirteen-month period ended December 31, 1993 are reflected in the Consolidated Statements of Cash Flows.


     The company also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which pertains to benefits provided to former or inactive employees after employment but before retirement. This change became effective January 1, 1993. The cumulative effect of this change reduced after-tax earnings per share by $.07.

     Effective January 1, 1992, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual accounting for these benefits rather than cash-basis accounting. The cumulative effect of this change reduced after-tax earnings per share by $1.33 (see Note T).

     Also effective January 1, 1992, the company adopted SFAS No. 109, "Accounting for Income Taxes," which had the cumulative effect of increasing after-tax earnings per share by $.07 (see Note E).

E.  INCOME TAXES

     Earnings from continuing operations before income taxes and minority equity were as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1994         1993         1992
                                                         --------     --------     --------
    Domestic...........................................  $533,096     $497,718     $624,595
    Foreign............................................   110,200      (17,681)      47,308
                                                         --------     --------     --------
                                                         $643,296     $480,037     $671,903
                                                         ========     ========     ========

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

     Income taxes on continuing operations consisted of:

                                                              YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1994         1993         1992
                                                         --------     --------     --------
    Currently payable:
    Domestic...........................................  $ 92,500     $106,901     $ 70,100
    Foreign............................................    38,500       44,400       31,900
    State..............................................     5,500       15,400        9,100
                                                         --------     --------     --------
                                                          136,500      166,701      111,100
                                                         --------     --------     --------
    Deferred:
    Domestic...........................................       600      (49,600)      41,500
    Foreign............................................    15,400      (25,900)      (4,500)
    State..............................................     1,900       (7,000)      (2,200)
                                                         --------     --------     --------
                                                           17,900      (82,500)      34,800
                                                         --------     --------     --------
                                                         $154,400     $ 84,201     $145,900
                                                         ========     ========     ========

     Components of net deferred tax assets were as follows:

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1993
                                                                     --------     --------
    Taxed profit on intercompany transfers.........................  $ 32,628     $ 33,092
    Employee benefit plans.........................................    47,627       47,833
    Postretirement and postemployment benefits other than
      pensions.....................................................   148,685      154,031
    Environmental and product accruals.............................   105,034      105,889
    Restructuring..................................................    15,496       38,935
    Alternative minimum tax........................................    41,645       23,307
    All other......................................................    87,795       75,254
                                                                     --------     --------
    Total deferred tax assets (net of valuation allowances)........   478,910      478,341
                                                                     --------     --------
    Property, plant and equipment..................................   156,927      150,589
    Withholding taxes..............................................    73,189       69,689
    Pension plans..................................................    57,784       47,583
    All other......................................................    13,651       14,067
                                                                     --------     --------
    Total deferred tax liabilities.................................   301,551      281,928
                                                                     --------     --------
    Net deferred tax assets........................................  $177,359     $196,413
                                                                     ========     ========

     Deferred income taxes are included in the Consolidated Balance Sheets as follows:

                                                                        AT DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1993
                                                                     --------     --------
    Current assets.................................................  $151,783     $161,569
    Noncurrent assets..............................................   124,814      126,468
    Noncurrent liabilities.........................................   (99,238)     (91,624)
                                                                     --------     --------
    Net deferred tax assets........................................  $177,359     $196,413
                                                                     ========     ========

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

     Valuation allowances of $32,413 at December 31, 1994, and $28,239 at December 31, 1993, were provided for deferred tax assets which are not likely to be realized. They result primarily from the third-quarter 1993 restructuring and other deferred tax assets at foreign locations.

     Differences between the effective income tax rate and the U.S. statutory tax rate as a percentage of pretax income were as follows:

                                                                  1994      1993      1992
                                                                  -----     -----     -----
    Statutory tax rate..........................................   35.0%     35.0%     34.0%
    Benefit of tax exemptions in Puerto Rico....................  (13.1)    (22.5)    (11.4)
    Foreign earnings taxed at a different effective rate........    1.6       3.0      (1.3)
    All other, net..............................................    0.5       2.0       0.4
                                                                  -----     -----     -----
    Effective tax rate..........................................   24.0%     17.5%     21.7%
                                                                  =====     =====     =====

     The effective tax rate for 1993 was 22.0 percent, excluding the favorable tax effect resulting from the third-quarter restructuring charges and other unusual items.

     A manufacturing subsidiary operates in Puerto Rico under a tax exemption grant, expiring in 2009, which provides for partial exemption from Puerto Rico income and property taxes. The grant, together with Internal Revenue Code
Section 936, reduced income taxes by approximately $84,300 ($.49 per share) in 1994; $108,000 ($.62 per share) in 1993; and $76,400 ($.43 per share) in 1992.
Deferred withholding taxes have been provided on accumulated earnings in Puerto Rico. These taxes range from 3.5 percent to 10 percent and are payable when dividends are remitted.

     At December 31, 1994, undistributed earnings of foreign subsidiaries considered permanently invested, for which deferred income taxes have not been provided, were $377,352.

F.  EARNINGS PER COMMON SHARE

     Primary earnings per share are computed by dividing net earnings available to holders of common stock by the sum of the weighted average number of shares of common stock outstanding plus common share equivalents principally in the form of employee stock option awards. Fully diluted earnings per share have been computed assuming that all of the convertible preferred stock is converted into common shares. Under this assumption, the weighted average number of common shares outstanding is increased accordingly, and net earnings is reduced by the amount of an incremental Employee Stock Ownership Plan (ESOP) contribution. This incremental contribution is the net-of-tax difference between the income the ESOP would have received on the preferred stock and the assumed dividend yield to be earned on the common shares.

     The number of shares used for computing primary and fully diluted earnings per share was as follows (in thousands):

                                                             1994        1993        1992
                                                            -------     -------     -------
    Primary...............................................  173,646     174,372     175,864
    Fully diluted.........................................  181,111     181,775     183,285

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

G.  INVENTORIES

     Inventories are summarized as follows:

                                                                        AT DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1993
                                                                     --------     --------
    Estimated replacement cost (FIFO basis):
    Pharmaceutical and other finished products.....................  $216,165     $174,615
    Raw materials, supplies and work in process....................   382,501      369,071
                                                                     --------     --------
                                                                      598,666      543,686
    Less reduction to LIFO cost....................................  (139,990)    (131,060)
                                                                     --------     --------
    Inventories....................................................  $458,676     $412,626
                                                                     ========     ========

     Inventories valued on the LIFO method had an estimated replacement cost (FIFO basis) of $360,124 at December 31, 1994, and $310,906 at December 31, 1993.

H.  INVESTMENTS

     Short- and long-term investments in debt securities held-to-maturity, essentially all of which are held by a subsidiary operating in Puerto Rico, were as follows:

                                                                        AT DECEMBER 31,
                                                                      --------------------
                                                                        1994        1993
                                                                      --------     -------
    Obligations of the Commonwealth of Puerto Rico..................  $ 56,475     $ 7,500
    Bank certificates of deposit....................................   122,500      25,000
    Corporate commercial paper......................................    14,000
    Repurchase agreements...........................................    13,000
    Obligations of corporations.....................................    10,000
    Other...........................................................     1,650          17
                                                                      --------     -------
    Total short-term investments....................................  $217,625     $32,517
                                                                      ========     =======

     All short-term investments are reported on the Consolidated Balance Sheets as "other current assets"; and since maturities of these instruments are within one year, the carrying amount approximates fair value.

                                                               AT DECEMBER 31,
                                        --------------------------------------------------------------
                                                         1994                             1993
                                        ---------------------------------------   --------------------
                                        AMORTIZED      UNREALIZED        FAIR     AMORTIZED     FAIR
                                          COST      GAINS    LOSSES     VALUE       COST       VALUE
                                        ---------   ------   -------   --------   ---------   --------
Guaranteed by the U.S. Government.....  $ 328,777   $1,965   $21,750   $308,992   $ 308,750   $320,696
Obligations of the Commonwealth of
  Puerto Rico.........................     93,028       32     2,099     90,961      80,394     83,587
Obligations guaranteed by various
  banks:
  Notes and other securities..........     65,000       34     2,520     62,514      35,000     35,657
  Certificates of deposit.............    160,287      533     3,564    157,256     200,287    210,412
  Obligations of corporations.........                                               10,000     10,673
                                         --------   -------  -------   --------    --------   --------
Total long-term investments...........  $ 647,092   $2,564   $29,933   $619,723   $ 634,431   $661,025
                                         ========   =======  =======   ========    ========   ========

     The unrealized losses at December 31, 1994 are considered temporary, as all amounts are considered collectable upon maturity.

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)


     Scheduled maturities for the long-term securities held at December 31, 1994 were as follows:


                                                             AMORTIZED COST     FAIR VALUE
                                                             --------------     ----------
        Long-term securities mature in:
        One to five years..................................     $275,734         $ 269,965
        Six to ten years...................................      127,575           119,848
        After ten years....................................       10,858            10,122
                                                                --------          --------
                                                                 414,167           399,935
        Mortgage-backed securities.........................      232,925           219,788
                                                                --------          --------
        Total long-term investments........................     $647,092         $ 619,723
                                                                ========          ========

     There were no sales of or transfers from securities classified as held-to-maturity during the years ended December 31, 1994 or 1993.

I.  LINES OF CREDIT AND LONG-TERM DEBT

     The company completed a three-year revolving line of credit with six banks during the year to support commercial paper borrowings and other corporate purposes. All available domestic bank credit facilities at December 31, 1994, totaling $150,000, were unused. These lines of credit do not require compensating balances but are subject to various fees.


     Total credit facilities available to various foreign subsidiaries at December 31, 1994 were $137,477, of which $99,172 were unused. The facilities are subject to various fee and compensating balance arrangements.


     Long-term debt consisted of the following:

                                                                    AT DECEMBER 31,
                                                                 ---------------------
                                                                   1994         1993
                                                                 --------     --------
        7.5% Industrial Revenue Bonds due 2023.................  $ 40,000     $ 40,000
        5.35-7.95% Medium-Term Notes due 1997-1999.............   266,000      266,000
        5.875% Notes due 2000..................................   200,000      200,000
        Other..................................................    18,103       24,083
        Current maturities.....................................    (3,126)      (3,246)
                                                                 --------     --------
        Total long-term debt...................................  $520,977     $526,837
                                                                 ========     ========

     The Medium-Term Notes were issued under 1993 and 1991 shelf registrations filed with the Securities and Exchange Commission. Pursuant to these registrations, the company may from time to time issue notes with varying maturities, interest rates, and amounts up to an aggregate total of $400,000 ($100,000 under the 1993 registration and $300,000 under the 1991 registration). At December 31, 1994, $34,000 remained available for issuance under the 1991 registration and $100,000 under the 1993 registration.

     Annual aggregate maturities of long-term debt during the four years subsequent to 1995 are: 1996 -- $5,278; 1997 -- $29,579; 1998 -- $158,465; and
1999 -- $82,288.


     The company has guaranteed $275,000 of ESOP 9.79% notes due in 2004. Principal payments begin in 1995, at which time they will constitute compensation expense (see Note P). Annual aggregate maturities of guaranteed debt during the five years subsequent to 1994 are: 1995 -- $200; 1996 -- $7,600; 1997 -- $11,500; 1998 -- $16,000; and 1999 -- $22,000.

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

J.  COMMITMENTS AND OTHER CONTINGENT LIABILITIES

     Future minimum payments under noncancellable operating leases at December 31, 1994, approximately 70 percent real estate and 30 percent equipment, are:
1995 -- $29,520; 1996 -- $15,699; 1997 -- $6,053; 1998 -- $2,771;
1999 -- $1,653; and later years -- $13,245.


     Capital asset spending approved for construction and equipment but unexpended at December 31, 1994 was approximately $179,800.


     The company has committed to make a series of investments, as certain progress goals are met, in a company that intends to manufacture a hemoglobin-based oxygen carrier. These investments could aggregate $179,000 over a period of years. As of December 31, 1994, the company has invested approximately $70,000. Also, pursuant to the agreement, the company has committed to conduct clinical development.

     The Consolidated Balance Sheets also include accruals for estimated product and environmental liabilities. The latter includes exposures related to discontinued operations, including the industrial chemical facility at North Haven, Conn., and several "Superfund" sites (see Note K).

     Among the sites on the U.S. Environmental Protection Agency's (EPA) National Priorities List, in connection with which the company has been identified as a potentially responsible party, is the West KL Avenue Landfill located in Kalamazoo County, Mich. The company has assumed lead responsibility for remedial action. The costs of remediation may exceed a current estimate of approximately $40,000 (in current dollars), of which other viable settling parties are expected to contribute more than half. Necessary accruals have been made for the company's share of estimated costs. Portions of the company's payments could extend over the next 30 years.

K.  LITIGATION

     There are various legal proceedings against the company, including a substantial number of product liability suits claiming damages as a result of the use of the company's products including approximately 100 cases involving HALCION.

     A shareholder class action complaint against the company and certain of its officers and directors is pending in the Federal District Court for the Western District of Michigan claiming damages resulting from alleged misrepresentations and omissions of information by the company concerning HALCION. The court recently denied plaintif f 's motion to certify the action as a class action. Another action makes a derivative claim that certain directors breached their fiduciary duty by allegedly failing to prevent improper practices during the clinical testing of HALCION. Some portion of the liabilities and expenses associated with the foregoing product liability actions may be covered by insurance, although such matters are currently in litigation.

     Another pharmaceutical company has sued the company for patent infringement regarding the marketing of a nonprescription ibuprofen/pseudoephedrine combination product, seeking an injunction against further sales and treble damages.

     The company is also involved in several administrative and judicial proceedings relating to environmental matters, including actions brought by the U.S. EPA and state environmental agencies for cleanup at approximately 40 "Superfund" or comparable sites.

     The company's estimate of the ultimate cost to be incurred in connection with these environmental situations could change due to cleanup procedures to be employed, if any; the cost of cleanup; and the company's share of a site's cost.

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

     The company is a party, along with approximately 30 other defendant manufacturers and wholesalers, in numerous state and federal civil antitrust lawsuits brought by retail pharmacies. In the main, this series of actions seeks treble damages and injunctive relief based on allegations of price discrimination and price fixing with respect to the level of discounts and rebates provided to certain favored customers but denied to the plaintiffs. It is possible that additional cases making similar claims will be filed naming the company as a defendant. The federal cases have been consolidated by and transferred to the federal court for the Northern District of Illinois for pre-trial proceedings. Various defense motions to dismiss and for summary judgment have been denied. Discovery is in process.

     Based on information currently available and the company's experience with lawsuits of the nature of those currently filed or anticipated to be filed which have resulted from business activities to date, the amounts accrued for product and environmental liabilities arising from the litigation and proceedings referred to above are considered to be adequate. Although the company cannot predict the outcome of individual lawsuits, the ultimate liability should not have a material effect on consolidated financial position; and unless there is a significant deviation from the historical pattern of resolution of such issues, the ultimate liability should not have a material adverse effect on the company's results of operations or liquidity.

     Studies directed toward a determination of a final remediation plan for the site of the company's discontinued industrial chemical operations in North Haven, Conn. are in process. Issues related to removal of a sludge pile located on the site due to zoning violations have been resolved with the town. The final plan of remediation of the pile will be worked out among the company, the Connecticut Department of Environmental Protection, and the U.S. EPA with input from the public. The company cannot at the present time predict the final resolution of the sludge pile issue. Because the company believes in-place closure of the sludge pile is the most responsible course of action and the Connecticut Department of Environmental Protection and the U.S. EPA have earlier approved the company's plan for in-place closure of the sludge pile, which is substantially less expensive than removal, the company has not established any reserves for the cost of off-site disposal. The company believes that it has established sufficient reserves to cover the costs of other remedial activities that may be required.

L.  DERIVATIVE FINANCIAL INSTRUMENTS

     The company utilizes derivative financial instruments in conjunction with its foreign currency risk management programs and does not use such instruments for trading purposes. These programs include the creation of designated hedges of the net foreign currency transaction exposures of certain significant international subsidiary operations. There were no hedges of anticipated transactions at December 31, 1994.

     The company's program to hedge net foreign currency transaction exposures is designed to protect operating results and cash flows from potential adverse effects of foreign currency fluctuations related to intercompany and selected third-party transactions. The hedging activities seek to limit this risk by offsetting the gains and losses on the underlying exposures with losses and gains on the instruments utilized to create the hedge. This program utilizes over-the-counter forward exchange contracts with terms consistent with the underlying exposures. These contracts generally have maturities that do not exceed 12 months and require the company to exchange currencies at agreed-upon rates at maturity.

     At December 31, 1994, the notional amount of the company's outstanding foreign exchange forward contracts held related to the net transaction exposure hedging program was $171,318. Of these contracts, approximately 54 percent was denominated in European currencies, 8 percent denominated in Australian dollars, and 6 percent denominated in Japanese yen, all against the U.S. dollar; and 32 percent denominated in Japanese yen against various European currencies. Maturities on these contracts extend through November 1995.

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

     The counterparties to these contracts consist of a limited number of major international financial institutions. The company does not expect any losses from credit exposure due to review and control procedures established by corporate policy.

M.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values of the company's financial instruments were as follows:

                                                              AT DECEMBER 31,
                                              -----------------------------------------------
                                                      1994                      1993
                                              ---------------------     ---------------------
                                              CARRYING       FAIR       CARRYING       FAIR
                                               AMOUNT       VALUE        AMOUNT       VALUE
                                              --------     --------     --------     --------
    Financial assets:
      Short-term investments and current
         maturities of long-term
         investments........................  $217,625     $217,625     $ 32,517     $ 32,517
      Foreign exchange forward contracts....     1,095        1,095          162          162
      Long-term investments.................   647,092      619,723      634,431      661,025
    Financial liabilities:
      Short-term debt.......................    42,090       42,090       35,628       35,628
      Long-term debt........................   520,977      490,000      526,837      542,000
      Guaranteed debt.......................   274,800      293,000      275,000      333,000

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     CASH, CASH EQUIVALENTS AND ACCOUNTS RECEIVABLE -- The carrying value approximates fair value.

     SHORT-TERM INVESTMENTS AND CURRENT MATURITIES OF LONG-TERM
INVESTMENTS -- The carrying values of instruments maturing within one year are considered to approximate fair value because of the short maturities of those instruments. These instruments are reported with other current assets.

     FOREIGN EXCHANGE FORWARD CONTRACTS -- The fair value was estimated utilizing an externally developed software module which incorporates foreign exchange rates obtained from a quotation service. These contracts are reported with other current assets.

     LONG-TERM INVESTMENTS -- The fair value of long-term investments is based on estimates received from brokers, by reference to a quotation service, and by computations based on future cash flows that were applied individually to the instruments as applicable.

     SHORT-TERM DEBT AND ACCOUNTS PAYABLE -- The carrying value approximates fair value.

     LONG-TERM AND GUARANTEED DEBT -- The fair value was estimated by reference to the public exchange market for the traded long- and medium-term securities of the company. Estimates of fair value were utilized for other long-term debt.

N.  CONCENTRATIONS OF CREDIT RISK

     The company invests excess cash in deposits with major banks throughout the world and in high quality short-term liquid instruments. Such investments are made only in instruments issued or enhanced by high quality financial institutions (investment grade or better). Amounts invested in a single institution are limited to minimize risk. The company has not incurred losses related to these investments.

     The company sells a broad range of pharmaceutical products to a diverse group of customers operating throughout the world. In the U.S. and Japan, the company makes substantial sales to relatively few large

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

wholesale customers. Credit limits, ongoing credit evaluation, and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required.

O.  SHAREHOLDERS' EQUITY


     PREFERRED STOCK -- The Series B Convertible Perpetual Preferred Stock is held by The Upjohn Company Employee Stock Ownership Trust (ESOT). The per share stated value is $40,300, and the preferred stock ranks senior to the company's common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 1,000 shares of the company's common stock and has voting rights equal to 1,000 shares of common stock. The company may redeem the preferred stock at any time after July 20, 1999, or upon termination of the ESOP at a minimum price of $40,300 per share. Dividends, at the rate of 6.25 percent, are cumulative, paid quarterly and charged against retained earnings.


     COMMON STOCK -- The number of common shares outstanding at December 31 was:
1994 -- 173,141,727; 1993 -- 173,431,918; and 1992 -- 174,580,928. The number of treasury shares acquired, net of shares issued for stock option, dividend reinvestment, and employee benefit plans was: 1994 -- 290,191;
1993 -- 1,149,010; and 1992 -- 632,213.

     On a per-share basis, dividends were declared on common stock at the rate of $1.48 in both 1994 and 1993 and $1.42 in 1992. Dividends payable were $64,060 and $64,170 at December 31, 1994 and 1993, respectively.

     NOTE RECEIVABLE FROM ESOT -- The note matures on February 1, 2005; bears interest at 6.25 percent; and may be repaid, in whole or in part, at any time. Accrued interest at the end of any calendar year shall be added to the note principal.

     ESOP DEFERRED COMPENSATION -- Upon recognition of the company's guarantee of the debt of the ESOT, an offsetting charge was made to shareholders' equity referred to as "ESOP deferred compensation." To the extent the company recognizes expense more rapidly than the corresponding cash contributions are made, this balance will be reduced. The balance will also diminish to the extent the company's ESOT debt guarantee commitment is reduced beginning in 1995 (see Notes I and P).

P.  EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

     The ESOP is a funding vehicle for the Upjohn Employee Savings Plan that covers substantially all U.S. employees. As the ESOT makes debt principal and interest payments, a proportionate amount of preferred stock is released for allocation to plan participants. The preferred shares are allocated to participants' accounts based upon their respective savings plan contributions and the dividends earned on their previously allocated preferred shares. As of December 31, 1994, 974.8 preferred shares had been released and allocated; 280.8 shares were released but unallocated; and 6,066.4 shares remained unreleased, of which 73.4 shares are committed to be released.

     Under the agreement whereby the company has guaranteed the $275,000 of third-party debt of the ESOT, the company is obligated to contribute sufficient cash annually to the ESOT to enable it to make required principal and interest payments. The company satisfies this annual cash flow requirement through payment of dividends on all preferred shares outstanding plus cash contributions. The company has fully and unconditionally guaranteed the ESOT's payment obligations whether at maturity, upon redemption, upon declaration of acceleration, or otherwise. The holders of the debt securities have no recourse against the assets of the ESOT except in the event that the ESOT defaults on payments due and the company also fails to make such payments. In that event, the holders may have recourse against unallocated funds held by the ESOT. At December 31, 1994, assets of the ESOT consisted primarily of $295,079 of Upjohn Company Series B Convertible Perpetual Preferred Stock.

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

     Company expense is determined pursuant to the consensus position of the Emerging Issues Task Force (Issue No. 89-8). A portion of future debt principal payments is attributed to each year of the plan based on the number of shares allocated during the period. This accelerated principal amount is combined with debt interest and factored by 80 percent. From this formula-driven amount, the company deducts interest earned on the note receivable from the ESOT and dividends paid on all preferred stock held by the ESOT to arrive at net ESOP expense.

     Key measures of the ESOP were:

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1994        1993        1992
                                                            -------     -------     -------
    Interest expense of ESOT..............................  $28,895     $28,779     $28,669
    Dividend income of ESOT...............................   18,489      18,606      18,686
    Company contribution to ESOT..........................    8,001       7,870       7,511
    Company ESOP expense (net)............................   13,368      12,344      11,972

Q.  EMPLOYEE STOCK OPTIONS

     Employee stock options have a 10-year duration and are exercisable after one year of employment following the grant date. At December 31, 1994, 808 current and former employees held options for 9,860,994 shares, of which 8,090,464 were exercisable. Options for 3,502,184 shares, 5,343,311 shares and 7,270,754 shares were available for future grants at December 31, 1994, 1993 and 1992, respectively.

     Under the plan, upon the stock-for-stock exercise of any nonqualified or incentive stock options granted in 1991 or thereafter, an active employee will receive a new, nonqualified "reloaded" stock option at then-current market price for the number of shares surrendered to exercise an option. The "reloaded" stock option will have an exercise term equal to the time remaining of the original exercised option. Officers subject to SEC Section 16(b) have a four-year period before their shares become exercisable, while other participants have a six-month waiting period.

     Changes in outstanding options were as follows:

                                                                 OPTION PRICE       NUMBER
                                                                   Per SHARE       OF SHARES
                                                                ---------------    ---------
    Balance outstanding, January 1, 1992......................  $  7.88 - 46.13    5,863,407
    Granted...................................................    30.00 - 45.19    1,901,929
    Exercised.................................................     7.88 - 46.13     (319,237)
    Canceled..................................................    30.88 - 45.19     (287,938)
                                                                ---------------    ---------
    Balance outstanding, December 31, 1992....................  $  8.92 - 46.13    7,158,161
    Granted...................................................    28.19 - 32.25    2,127,443
    Exercised.................................................     8.92 - 31.75      (48,221)
    Canceled..................................................     9.44 - 46.13     (486,955)
                                                                ---------------    ---------
    Balance outstanding, December 31, 1993....................  $  9.44 - 46.13    8,750,428
    Granted...................................................    28.63 - 35.94    1,927,721
    Exercised.................................................     9.44 - 35.13     (275,693)
    Canceled..................................................     9.44 - 46.13     (541,462)
                                                                ---------------    ---------
    Balance outstanding, December 31, 1994....................  $ 12.33 - 46.13    9,860,994
                                                                ===============    =========

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

R.  SHAREHOLDER RIGHTS PLAN

     Pursuant to the company's shareholder rights plan, each share of the company's common stock includes one-third of a right. Each full right, which becomes exercisable 10 days after a shareholder has acquired 20 percent or more or commenced a tender offer for 30 percent or more of the company's stock, will entitle the holder to purchase stock at an exercise price of $400 having a market value of $800. In lieu of cash payment, the company has the option to exchange common stock for the rights. The rights are redeemable for $.05 per right during a period up to 30 days after 20 percent or more of the company's stock has been acquired. The rights will expire on June 26, 1996, unless redeemed earlier by the company.

S.  RETIREMENT BENEFITS

     The company and its subsidiaries have various pension plans covering substantially all employees. The following table summarizes the funded status of these plans:

                                                                       AT DECEMBER 31,
                                                                   -----------------------
                                                                     1994          1993
                                                                   --------     ----------
    Vested benefit obligation....................................  $508,660     $  564,599
                                                                   --------       --------
    Accumulated benefit obligation...............................   575,444        637,179
                                                                   --------       --------
    Projected benefit obligation.................................   816,316        904,122
    Plan assets at fair value....................................   940,133      1,016,045
                                                                   --------       --------
    Plan assets in excess of projected benefit obligation........   123,817        111,923
    Unrecognized net losses......................................    78,456         64,856
    Unamortized net asset at adoption............................   (85,579)       (96,753)
    Unrecognized prior service cost..............................    44,250         52,843
                                                                   --------       --------
    Prepaid pension cost.........................................  $160,944     $  132,869
                                                                   ========       ========

     The U.S. plans comprise the majority of the amounts reflected above. The 1993 early retirement inducement caused a higher-than-normal payout of lump-sum benefits in 1994, diminishing the projected benefit obligation as well as plan assets. Further reducing the projected benefit obligation was the increase at year end of the discount rate in the U.S. to 8.5 percent from 7.5 percent. The assets of the domestic plans are invested approximately two-thirds in equity securities. Fair value is determined principally by reference to publicly quoted year-end prices. Accrued unfunded foreign separation pay plans not reflected in the funded status summary above totaled $14,300 and $14,000 at December 31, 1994 and 1993, respectively.

     The consolidated net pension expense amounts reflected below are for continuing operations and are exclusive of the added costs associated with early retirement inducements offered in 1993 and 1992. These incremental charges of $15,000 before tax in 1993 and $7,000 before tax, net of a settlement gain, in 1992 are included in restructuring costs. Also, as a result of the company's divestiture of the Asgrow Seed Company in 1994, it recognized a $3,050 gain related to the curtailment of the Asgrow Pension Plan. This curtailment gain

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)


is reflected in the Consolidated Statements of Earnings as a component of the loss on disposal of discontinued operations rather than in Note T.


                                                                  YEAR ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              1994         1993          1992
                                                            --------     ---------     --------
Service cost -- benefits earned during the year...........  $ 43,362     $  38,638     $ 35,011
Interest cost on projected benefit obligation.............    61,565        58,749       55,916
Actual return on plan assets..............................    10,623      (135,040)     (57,925)
Net amortization and deferral.............................   (93,121)       57,082      (22,202)
                                                            --------     ---------     --------
Net pension expense.......................................  $ 22,429     $  19,429     $ 10,800
                                                            ========     =========     ========

     Assumptions used for net pension expense (U.S.):

                                                                  YEAR ENDED DECEMBER 31,
                                                                 --------------------------
                                                                 1994       1993       1992
                                                                 ----       ----       ----
    Discount rate..............................................  7.50%      8.25%      8.25%
    Salary growth rate.........................................  4.75%      5.50%      5.50%
    Return on plan assets......................................  9.50%      9.50%      9.50%

T.  OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

     The company provides nonpension benefits to eligible retirees and their dependents, primarily in the form of medical and dental benefits.

     The following table summarizes the funded status of these plans:

                                                                       AT DECEMBER 31,
                                                                   -----------------------
                                                                     1994          1993
                                                                   ---------     ---------
    Actuarial present value of benefit obligation:
    Retirees.....................................................  $ 140,978     $ 168,468
    Fully eligible active participants...........................     10,250        10,832
    Other active participants....................................    158,006       167,292
                                                                   ---------     ---------
    Accumulated postretirement benefit obligation................    309,234       346,592
    Plan assets at fair value....................................     73,312        56,037
                                                                   ---------     ---------
    Accumulated postretirement benefit obligation
      in excess of plan assets...................................   (235,922)     (290,555)
    Unrecognized net gains.......................................    (81,079)      (31,682)
    Unrecognized prior service cost..............................    (52,216)      (59,886)
                                                                   ---------     ---------
    Accrued postretirement benefit cost..........................  $(369,217)    $(382,123)
                                                                   =========     =========

     The accumulated postretirement benefit obligation declined at December 31, 1994, due principally to an increase in the discount rate to 8.5 percent from
7.5 percent at December 31, 1993.

     A Voluntary Employee Benefit Association (VEBA) or 501(c)(9) trust has been established for the purpose of partially funding the company's obligations under the plans. The funds are presently invested in long-term securities. The fair value of plan assets was established by the trustee of the fund. Future contributions are at the discretion of the company.

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

     The composition of expense for the postretirement benefit plan is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                                                             1994        1993        1992
                                                           --------     -------     -------
    Service cost.........................................  $ 11,305     $14,085     $14,605
    Interest cost........................................    24,585      30,825      30,607
    Actual return on plan assets.........................       766      (2,914)      1,369
    Net amortization and deferral........................   (10,064)       (324)     (2,469)
                                                           --------     -------     -------
                                                             26,592      41,672      44,112
    Portion attributable to discontinued operations......    (1,435)     (2,294)     (2,333)
                                                           --------     -------     -------
    Net postretirement benefit cost, continuing
      operations.........................................  $ 25,157     $39,378     $41,779
                                                           ========     =======     =======

     The assumptions used to develop the net postretirement benefit cost are as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                               1994       1993        1992
                                                               ----       -----       -----
    Discount rate............................................  7.50%       8.25%       8.25%
    Return on plan assets....................................  9.50%       9.50%       9.50%
    Weighted average health care cost trend rates:
      Initially..............................................  7.70%      10.60%      11.10%
      Trending down to.......................................  5.50%       6.00%       6.00%

     The health care cost trend rate has a significant effect on the amounts reported. For example, increasing the rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994, by approximately $40,000 and the total of service and interest cost components of net postretirement benefit cost for the year then ended by approximately $5,600.

     As a result of the company's divestiture of the Asgrow Seed Company in 1994, it recognized a $7,750 gain related to the curtailment of its postretirement benefit plan. This curtailment gain is reflected in the Consolidated Statements of Earnings as a component of the loss on disposal of discontinued operations.

     The company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. The cumulative effect on earnings of this change in accounting was a one-time charge of $18,000 or $11,115 after tax ($.07 per share). The incremental expense recognized for these benefits in 1993 and 1994 has not been material.

U.  SEGMENT OPERATIONS

     The company operates in one industry, Pharmaceutical Products, which includes prescription and nonprescription products for both humans and animals. No single customer accounts for 10 percent or more of the company's consolidated sales.

     The table below shows the company's operations by geographic area. All the sales are shown by the originating area. U.S. exports to third-party customers are less than 10 percent. Sales to affiliates between geographic areas are priced to reflect consideration of economic circumstances and the regulations of countries

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

in which the transferring entities are located. These transfers, which are primarily human-use products from the U.S., are eliminated in consolidation.

                                                                 YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                            1994           1993           1992
                                                         ----------     ----------     ----------
Sales to unaffiliated customers (includes exports):
United States..........................................  $1,948,215     $2,150,778     $2,092,131
Europe.................................................     638,733        571,112        597,984
Japan and Pacific......................................     425,790        394,741        353,919
Other foreign..........................................     262,258        223,326        212,154
Interarea sales to affiliates from:
United States..........................................     400,761        354,528        356,297
Europe.................................................     119,254        117,142        110,590
Japan and Pacific......................................       2,245          2,559          1,201
Other foreign..........................................      12,715         10,627         10,205
Eliminations...........................................    (534,975)      (484,856)      (478,293)
                                                         ----------     ----------     ----------
                                                         $3,274,996     $3,339,957     $3,256,188
                                                         ==========     ==========     ==========


Earnings from continuing operations before income taxes
  and minority equity:
United States..........................................  $  533,096     $  497,718     $  624,595
Europe.................................................      43,705        (38,842)        10,757
Japan and Pacific......................................      22,666         24,065          5,478
Other foreign..........................................      43,829         (2,904)        31,073
                                                         ----------     ----------     ----------
                                                         $  643,296     $  480,037     $  671,903
                                                         ==========     ==========     ==========
Identifiable assets, December 31:
United States..........................................  $3,867,905     $3,387,980     $3,085,793
Europe.................................................     650,193        570,723        617,199
Japan and Pacific......................................     485,049        427,395        380,592
Other foreign..........................................     159,314        147,479        150,357
Discontinued operations (net)..........................          --        278,344        279,158
                                                         ----------     ----------     ----------
                                                         $5,162,461     $4,811,921     $4,513,099
                                                         ==========     ==========     ==========


V.  FOREIGN OPERATIONS

     The consolidated financial statements include amounts related to foreign operations as follows:

                                                                        AT DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1993
                                                                     --------     --------
    Working capital................................................  $490,618     $457,054
    Net property and other assets..................................   468,591      447,835
    Noncurrent liabilities.........................................   (97,507)     (91,671)
    Minority equity................................................    (5,017)     (52,614)
                                                                     --------     --------
    Equity in foreign net assets...................................  $856,685     $760,604
                                                                     ========     ========

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

     The reported value of and, potentially, the cash flow from foreign working capital and net investments are subject to fluctuations in the value of the U.S. dollar relative to the respective foreign currencies in which the net assets are denominated.

     Foreign exchange losses included in earnings, net of minority equity and taxes, were ($29) in 1994; ($2,226) in 1993; and ($838) in 1992.

W.  OTHER INFORMATION

                                                                    YEAR ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1994        1993        1992
                                                                --------    --------    --------
Interest cost incurred........................................  $ 36,703    $ 47,195    $ 42,261
Less: Capitalized on construction.............................    12,103      15,699      11,008
                                                                 -------     -------     -------
Interest expense..............................................  $ 24,600    $ 31,496    $ 31,253
                                                                 =======     =======     =======
Weighted average interest rate on short-term borrowings at end of period
Domestic......................................................        --          --        3.6%
International.................................................     6.65%        8.4%       11.2%

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

X.  QUARTERLY DATA (UNAUDITED)


                                                               1994                                        1993
                                             ----------------------------------------    ----------------------------------------
                                              FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD     FOURTH
                                             QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                             -------    -------    -------    -------    -------    -------    -------    -------
Net sales.................................   $ 800.7    $ 818.7    $ 809.2    $ 846.5    $ 800.7    $ 831.4    $ 852.6    $ 855.4
Other revenue.............................      10.3       14.2       19.5       25.5        6.0        9.1        9.6       15.8
                                              ------     ------     ------     ------     ------     ------     ------     ------
Operating revenue.........................     811.0      832.9      828.7      872.0      806.7      840.5      862.2      871.2
                                              ------     ------     ------     ------     ------     ------     ------     ------
Cost of products sold.....................     202.7      217.8      214.3      208.3      187.6      195.3      195.2      205.6
Research and development..................     154.8      148.3      146.7      157.4      142.8      158.1      158.8      152.8
Marketing and administrative..............     301.5      316.5      302.0      374.8      313.6      324.2      343.2      335.1
Restructuring.............................        --         --         --         --         --         --      208.8         --
                                              ------     ------     ------     ------     ------     ------     ------     ------
Operating income (loss)...................     152.0      150.3      165.7      131.5      162.7      162.9      (43.8)     177.7
Interest income...........................      13.2       14.1       15.1       17.2       12.2       12.4       13.1       13.1
Interest expense..........................      (6.4)      (6.3)      (6.6)      (5.3)      (8.7)      (9.4)      (7.6)      (5.8)
Foreign exchange (losses) gains...........      (1.7)       (.4)       1.1        (.1)      (1.9)       (.3)      (2.0)       (.4)
All other, net............................        .1        (.7)      10.1         .4       12.2       (2.6)      (4.3)        .5
                                              ------     ------     ------     ------     ------     ------     ------     ------
Earnings (losses) from continuing
  operations before income taxes and
  minority equity.........................     157.2      157.0      185.4      143.7      176.5      163.0      (44.6)     185.1
Provision benefit for income taxes........      35.5       37.0       45.8       36.1       38.2       39.8      (22.6)      28.7
Minority equity in (losses) earnings......      (2.2)       1.9        (.3)        .4        (.7)       (.3)       (.4)        .9
                                              ------     ------     ------     ------     ------     ------     ------     ------
Earnings (loss) from continuing
  operations..............................     123.9      118.1      139.9      107.2      139.0      123.5      (21.6)     155.5
Earnings (loss) from discontinued
  operations
  (net of tax)............................      10.9        2.0       (5.7)      (5.5)      13.4        1.8       (8.5)       8.2
                                              ------     ------     ------     ------     ------     ------     ------     ------
Earnings (loss) before cumulative
  effect of accounting changes............     134.8      120.1      134.2      101.7      152.4      125.3      (30.1)     163.7
Cumulative effect of accounting changes
  (net of tax)............................        --         --         --         --      (18.9)        --         --         --
                                              ------     ------     ------     ------     ------     ------     ------     ------
Net earnings (loss).......................     134.8      120.1      134.2      101.7      133.5      125.3      (30.1)     163.7
Dividends on preferred stock (net of
  tax)....................................       3.0        3.1        3.0        3.2        3.0        3.1        3.0        3.0
                                              ------     ------     ------     ------     ------     ------     ------     ------
Net earnings (loss) on common stock.......   $ 131.8    $ 117.0    $ 131.2    $  98.5    $ 130.5    $ 122.2    $ (33.1)   $ 160.7
                                              ------     ------     ------     ------     ------     ------     ------     ------
Net earnings per common share:
Primary -- Earnings (loss) before
  accounting
  changes.................................   $   .70    $   .66    $   .79    $   .60    $   .78    $   .69    $  (.14)   $   .87
        -- Discontinued operations........       .06        .01       (.03)      (.03)       .08        .01       (.05)       .05
        -- Cumulative effect of accounting
  changes.................................        --         --         --         --       (.11)        --         --         --
                                              ------     ------     ------     ------     ------     ------     ------     ------
Primary -- Net earnings (loss)............   $   .76    $   .67    $   .76    $   .57    $   .75    $   .70    $  (.19)   $   .92
                                              ======     ======     ======     ======     ======     ======     ======     ======
Fully diluted:
  -- Earnings (loss) before accounting
    changes...............................   $   .68    $   .64    $   .76    $   .59    $   .75    $   .67    $  (.14)   $   .85
  -- Discontinued operations..............       .06        .01       (.03)      (.03)       .08        .01       (.05)       .04
  -- Cumulative effect of accounting
    changes...............................        --         --         --         --       (.10)        --         --         --
                                              ------     ------     ------     ------     ------     ------     ------     ------
Fully diluted -- Net earnings (loss)......   $   .74    $   .65    $   .73    $   .56    $   .73    $   .68    $  (.19)   $   .89
                                              ======     ======     ======     ======     ======     ======     ======     ======

                                     UPJOHN

                          CONSOLIDATED BALANCE SHEETS


                                                                                   DECEMBER 31, 1994
                                                                 JUNE 30, 1995     -----------------
                                                                 -------------
                                                                  (UNAUDITED)
                                                                    (DOLLAR AMOUNTS IN THOUSANDS)
CURRENT ASSETS:
Cash and cash equivalents......................................   $    303,914        $   502,346
Trade accounts receivable, less allowances of $35,538 and
  $36,088......................................................        671,767            650,522
Inventories....................................................        502,172            458,676
Deferred income taxes..........................................        157,397            151,783
Other..........................................................        506,630            367,111
                                                                   -----------        -----------
Total current assets...........................................      2,141,880          2,130,438
                                                                   -----------        -----------
Investments, at cost...........................................        598,254            647,092
                                                                   -----------        -----------
Property, plant and equipment, at cost.........................      3,203,532          3,079,537
Less: Allowance for depreciation...............................     (1,351,189)        (1,280,866)
                                                                   -----------        -----------
Net property, plant and equipment..............................      1,852,343          1,798,671
Other noncurrent assets........................................        651,109            586,260
                                                                   -----------        -----------
Total assets...................................................   $  5,243,586        $ 5,162,461
                                                                   ===========        ===========
CURRENT LIABILITIES:
Short-term debt, including current maturities of long-term
  debt.........................................................   $     60,285        $    42,090
Accounts payable...............................................        131,703            179,802
Compensation and vacations.....................................        102,016            110,699
Dividends payable..............................................         63,400             64,060
Income taxes payable...........................................        226,702            189,015
Other..........................................................        494,967            533,274
                                                                   -----------        -----------
Total current liabilities......................................      1,079,073          1,118,940
                                                                   -----------        -----------
Long-term debt.................................................        515,005            520,977
                                                                   -----------        -----------
Guarantee of ESOP debt.........................................        267,200            274,800
                                                                   -----------        -----------
Postretirement benefit cost....................................        374,607            369,217
                                                                   -----------        -----------
Other non-current liabilities..................................        403,443            391,654
                                                                   -----------        -----------
Deferred income taxes..........................................        101,879             99,238
                                                                   -----------        -----------
Minority equity in subsidiaries................................             --              5,017
                                                                   -----------        -----------
SHAREHOLDERS' EQUITY:
Preferred stock, one dollar par value; authorized 12,000,000 shares; issued Series B convertible 7,263 shares (1994: 7,322 shares) at
  stated value.................................................        292,719            295,079
Common stock, one dollar par value; authorized 600,000,000
  shares, issued 190,589,607 shares............................        190,590            190,590
Capital in excess of par value.................................         62,828             64,636
Retained earnings..............................................      2,891,048          2,757,260
Note receivable from ESOP Trust (ESOT).........................        (33,520)           (33,520)
ESOP deferred compensation.....................................       (239,910)          (243,962)
Currency translation adjustments...............................         34,463            (33,057)
Less treasury stock at cost 19,575,507 shares (1994: 17,447,880
  shares)......................................................       (695,839)          (614,408)
                                                                   -----------        -----------
Total shareholders' equity.....................................      2,502,379          2,382,618
                                                                   -----------        -----------
Total liabilities and shareholders' equity.....................   $  5,243,586        $ 5,162,461
                                                                   ===========        ===========


   The accompanying notes are an integral part of the consolidated financial statements.

                                     UPJOHN

                      CONSOLIDATED STATEMENTS OF EARNINGS


                                                                       SIX MONTHS ENDED JUNE 30,
                                                                      ---------------------------
                                                                                         1994
                                                                                      -----------
                                                                         1995         (UNAUDITED)
                                                                      -----------
                                                                      (UNAUDITED)
                                                                          (DOLLAR AMOUNTS IN
                                                                      THOUSANDS, EXCEPT PER SHARE
                                                                                 DATA)
OPERATING REVENUE:
Net sales...........................................................  $ 1,643,446     $ 1,619,350
Other revenue.......................................................       74,123          24,507
                                                                       ----------      ----------
                                                                        1,717,569       1,643,857
                                                                       ----------      ----------
OPERATING COSTS AND EXPENSES:
Cost of products sold...............................................      446,828         420,558
Research & development..............................................      290,809         303,091
Marketing & administrative..........................................      628,153         617,982
                                                                       ----------      ----------
Operating income....................................................      351,779         302,226
                                                                       ----------      ----------
Interest income.....................................................       40,690          27,356
Interest expense....................................................      (12,988)        (12,671)
Foreign exchange losses.............................................       (1,147)         (2,079)
All other, net......................................................       (1,557)           (374)
                                                                       ----------      ----------
Earnings from continuing operations before income taxes.............      376,777         314,458
Provision for income taxes..........................................      109,300          72,500
                                                                       ----------      ----------
Earnings from continuing operations.................................      267,477         241,958
DISCONTINUED OPERATIONS:
Earnings from discontinued operations (net of tax)..................           --          12,880
                                                                       ----------      ----------
Net earnings........................................................      267,477         254,838
Dividends on preferred stock (net of tax)...........................        6,186           6,126
                                                                       ----------      ----------
Net earnings on common stock........................................  $   261,291     $   248,712
                                                                       ==========      ==========
EARNINGS PER COMMON SHARE:
  Primary
  -- Earnings from continuing operations............................  $      1.51     $      1.36
  -- Discontinued operation.........................................           --             .07
                                                                       ----------      ----------
  -- Net earnings...................................................  $      1.51     $      1.43
                                                                       ==========      ==========
  Fully diluted
  -- Earnings from continuing operations............................  $      1.46     $      1.32
  -- Discontinued operation.........................................           --             .07
                                                                       ----------      ----------
  -- Net earnings...................................................  $      1.46     $      1.39
                                                                       ==========      ==========


   The accompanying notes are an integral part of the consolidated financial statements.

                                     UPJOHN

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                            SIX MONTHS ENDED
                                                                                JUNE 30,
                                                                       ---------------------------
                                                                                          1994
                                                                                       -----------
                                                                                       (UNAUDITED)
                                                                          1995
                                                                       -----------
                                                                       (UNAUDITED)
                                                                           (DOLLAR AMOUNTS IN
                                                                               THOUSANDS)
Net cash provided by operations......................................   $  252,639      $  311,471
                                                                         ---------       ---------
CASH PROVIDED (REQUIRED) BY INVESTMENT ACTIVITIES:
  Property, plant and equipment additions............................      (96,651)       (113,920)
  Proceeds from sale of property, plant and equipment................        5,230          25,479
  Proceeds from sale of investments..................................      158,888          78,304
  Purchase of investments............................................     (293,870)       (189,850)
  Proceeds from sale of discontinued operations......................           --           7,943
  Other..............................................................        6,038          (5,476)
                                                                         ---------       ---------
Net cash required by investment activities...........................     (220,365)       (197,520)
                                                                         ---------       ---------
CASH PROVIDED (REQUIRED) BY FINANCING ACTIVITIES:
  Proceeds from issuance of debt.....................................       11,693           6,367
  Repayment of debt..................................................      (13,447)        (13,566)
  Debt maturing in three months or less..............................      (21,669)          3,814
  Purchase of treasury stock.........................................     (102,599)        (23,021)
  Dividends paid to shareholders.....................................     (131,855)       (131,839)
  Other..............................................................       12,546           1,582
                                                                         ---------       ---------
Net cash required by financing activities............................     (245,331)       (156,663)
                                                                         ---------       ---------
Effect of exchange rate changes on cash..............................       14,625           2,167
                                                                         ---------       ---------
Net change in cash and cash equivalents..............................     (198,432)        (40,545)
Cash and cash equivalents, beginning of year.........................      502,346         291,750
                                                                         ---------       ---------
Cash and cash equivalents, end of period.............................   $  303,914      $  251,205
                                                                         =========       =========


   The accompanying notes are an integral part of the consolidated financial statements.

                                     UPJOHN

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED
              (Dollar amounts in thousands, except per share data)

A.  INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial information presented herein is unaudited. The interim financial statements and notes thereto do not include all disclosures required by generally accepted accounting principles and should be read in conjunction with the financial statements and notes thereto included in the company's latest annual report on Form 10-K.

     In the opinion of management, the interim financial statements reflect all adjustments of a normal recurring nature necessary for a fair statement of results for interim periods. The current period's results of operations are not necessarily indicative of results that ultimately may be achieved for the year.

     Reclassification of certain deferred income tax balances has been made on the balance sheet to conform prior year's data to the current year presentation.

     In December 1994, the company sold its interest in the Asgrow Seed Company. Where appropriate, these financial statements have been restated to reflect this sale as a discontinued operation.

B.  EARNINGS PER COMMON SHARE

     Earnings per share are computed by dividing net earnings available to the common shareholder by the sum of the weighted average number of shares of common stock outstanding plus common stock equivalents principally in the form of employee stock option awards and, in the case of fully diluted earnings per share, the number of common shares into which the preferred stock would be assumed to be converted. Also in the fully diluted computation, net earnings are adjusted by the difference between dividend on preferred and common stock under the if-converted assumption.

C.  INVENTORIES

                                                              JUNE 30,      DECEMBER 31,
                                                                1995            1994
                                                              ---------     ------------
        Estimated replacement cost (FIFO basis):
        Pharmaceutical finished products....................  $ 226,570      $  216,165
        Raw materials, supplies and work in process.........    420,344         382,501
                                                              ---------       ---------
                                                                646,914         598,666
        Less reduction to LIFO cost.........................   (144,742)       (139,990)
                                                              ---------       ---------
                                                              $ 502,172      $  458,676
                                                              =========       =========

     Inventories valued on the LIFO method has an estimated replacement cost (FIFO basis) of $375,873 at June 30, 1995, and $360,124 at December 31, 1994.

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

D.  DEBT

     Long-term debt consisted of the following:

                                                                     JUNE 30,   DECEMBER 31,
                                                                       1995         1994
                                                                     --------   ------------
    7.5% Industrial Revenue Bonds due 2023.........................  $ 40,000     $ 40,000
    5.35-7.95% Medium-Term Notes due 1997-1999.....................   266,000      266,000
    5.875% Notes due 2000..........................................   200,000      200,000
    Other..........................................................    13,207       18,103
    Current maturities.............................................    (4,202)      (3,126)
                                                                     --------     --------
                                                                     $515,005     $520,977
                                                                     ========     ========

     The Medium-Term Notes were issued under 1993 and 1991 shelf registrations filed with the Securities and Exchange Commission. At June 30, 1995, $134,000 remained available for issuance under these registrations.

E.  CONTINGENT LIABILITIES

     The consolidated balance sheets include accruals for estimated product and environmental liabilities. The latter includes exposures related to discontinued operations, including the industrial chemical facility at North Haven, Connecticut, and environmental exposures at several "Superfund" or comparable sites.

     The company has committed to make a series of investments, as certain progress goals are met, in a company that intends to manufacture a hemoglobin-based oxygen carrier. These investments could aggregate $179,000 over a period of years. As of June 30, 1995, the company has invested $96,000. Also pursuant to the agreement, the company has committed to conduct clinical development.

F.  LITIGATION

     There are various legal proceedings against the company, including a substantial number of product liability suits claiming damages as a result of the use of the company's products including approximately 100 cases involving HALCION.

     The company is also involved in several administrative and judicial proceedings relating to environmental matters, including actions brought by the U.S. EPA and state environmental agencies for cleanup at approximately 40 "Superfund" or comparable sites. The company's estimate of the ultimate cost to be incurred in connection with these environmental situations could change due to cleanup procedures to be employed, if any; the cost of cleanup; and the company's share of a site's cost.

     The company is a party, along with approximately 30 other defendant manufacturers and wholesalers, in numerous state and federal civil antitrust lawsuits brought by retail pharmacies and retail pharmacy chains and supermarkets. In the main, this series of actions seeks treble damages and injunctive relief based on allegations of price discrimination and antitrust violations with respect to discounts and rebates provided to certain customers but denied to the plaintiffs. Federal cases have been consolidated for trial on certain antitrust issues in the Federal District Court for the Northern District of Illinois. That court has certified a class of retail pharmacy plaintiffs in a class action. It is possible that additional cases making similar claims will be filed naming the company as a defendant.

     Based on information currently available and the company's experience with lawsuits of the nature of those currently filed or anticipated to be filed which have resulted from business activities to date, the amounts accrued for product and environmental liabilities arising from the litigation and proceedings referred to above

                                     UPJOHN

              (Dollar amounts in thousands, except per share data)

are considered to be adequate. Although the company cannot predict the outcome of individual lawsuits, at this time the company believes the ultimate liability should not have a material effect on consolidated financial position; and unless there is a significant deviation from the historical pattern of resolution of such issues, the ultimate liability should not have a material adverse effect on the company's results of operations or liquidity.

     For several years, the company has been in the process of evaluating existing environmental conditions at the North Haven, Connecticut facility. This evaluation, conducted in compliance with a corrective action order issued by the U.S. EPA on September 29, 1989, is largely complete. The U.S. EPA and the company have entered into an Administrative Order on Consent (effective as of June 18, 1994) under which the company will conduct a Corrective Measures Study and will implement interim measures appropriate for site stabilization pending final remedial work as may be necessary.

G.  DERIVATIVE FINANCIAL INSTRUMENTS

     The company utilizes derivative financial instruments in conjunction with its foreign currency risk management programs and does not use such instruments for trading purposes. These programs include the creation of designated hedges of the net foreign currency transaction exposures of certain significant international subsidiary operations. There were no hedges of anticipated transactions at June 30, 1995.

     The company's program to hedge net foreign currency transaction exposures is designed to protect operating results and cash flows from potential adverse effects of foreign currency fluctuations related to intercompany and selected third-party transactions. The hedging activities seek to limit this risk by offsetting the gains and losses on the underlying exposures with losses and gains on the instruments utilized to create the hedge. This program utilizes over-the-counter forward exchange contracts with terms consistent with the underlying exposures. These contracts generally have maturities that do not exceed twelve months and require the company to exchange currencies at agreed-upon rates at maturity.

     At June 30, 1995, the notional amounts of the company's outstanding foreign exchange forward contracts held related to the net transaction exposure hedging program was $151,332.

     The counterparties to these contracts consist of a limited number of major international financial institutions. The company does not expect any losses from credit exposure due to review and control procedures established by corporate policy.

H.  RESTRUCTURING


     The company accrued restructuring charges as of September 30, 1993, that included costs of $136,109 related to a worldwide work-force reduction of approximately 1,500 employees. The majority of these employees were employed in marketing, administrative, and manufacturing functions. As of June 30, 1995, approximately 1,300 employees had been terminated under this restructuring program. Of the amount originally accrued for work-force reduction, approximately $8,600 remains as current and noncurrent liabilities of the company. There have been no adjustments made to increase or decrease the liabilities originally accrued for the purpose of work-force reduction.

                                   PHARMACIA

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
PHARMACIA AB

     We have audited the consolidated balance sheets of Pharmacia AB and subsidiaries as of December 31, 1994, 1993 and 1992 and the related consolidated statements of income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Sweden which, in all material respects, conform to generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pharmacia AB and subsidiaries as of December 31, 1994, 1993 and 1992 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles in Sweden.

     Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected net income for each of the years in the three-year period ended December 31, 1994 and stockholder's equity as of December 31, 1994, 1993 and 1992, to the extent summarized in Note 25 to the consolidated financial statements.

Stockholm, Sweden
March 20, 1995

/s/  HANS KARLSSON                                /s/  GORAN TIDSTROM
------------------------------------------        ------------------------------------------
Hans Karlsson                                     Goran Tidstrom
Authorized Public Accountant                      Authorized Public Accountant
KPMG Bohlins AB                                   Ohrlings Reveko AB
Member of KPMG International                      Member of Coopers & Lybrand International

                                   PHARMACIA

                         CONSOLIDATED INCOME STATEMENTS

                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------
                                                         1992       1993       1994         1994
                                                        -------    -------    -------   -------------
                                               NOTES      SEK        SEK        SEK           $
                                               -----
                                                                                        (UNAUDITED --
                                                                                           NOTE 1)
                                                          (IN MILLIONS, EXCEPT SHARE AND PER SHARE
                                                                          AMOUNTS)
Sales........................................    23      15,448     24,708     26,450        3,628
Operating expenses...........................     3     (12,158)   (19,190)   (19,951)      (2,736)
Significant non-recurring items..............     4        (141)      (501)       820          112
Depreciation and amortization................     5        (999)    (1,705)    (1,914)        (263)
Share in earnings (losses) of associated
  companies, net.............................                 3         15         (7)          (1)
                                                        -------    -------    -------      -------
OPERATING INCOME FROM CONTINUING
  OPERATIONS.................................             2,153      3,327      5,398          740
                                                        -------    -------    -------      -------
Dividends received...........................                 3          2         16            2
Interest income..............................             1,118      1,214        509           70
Interest expense.............................     3        (719)    (1,196)      (607)         (83)
Foreign exchange gains (losses), net.........     6         (12)       (47)        56            8
Other financial income and expenses, net.....                 1         21        (50)          (7)
                                                        -------    -------    -------      -------
FINANCIAL INCOME AND EXPENSES,
  NET........................................               391         (6)       (76)         (10)
                                                        -------    -------    -------      -------
INCOME FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES AND MINORITY INTERESTS........             2,544      3,321      5,322          730
Income taxes on continuing operations........     7        (961)    (1,148)    (2,041)        (280)
Minority interests...........................                16         (5)        (2)          --
                                                        -------    -------    -------      -------
NET INCOME FROM CONTINUING OPERATIONS........             1,599      2,168      3,279          450
NET INCOME FROM DISCONTINUED OPERATIONS......     8       1,834        499         --           --
                                                        -------    -------    -------      -------
NET INCOME...................................             3,433      2,667      3,279          450
                                                        =======    =======    =======      =======
NET INCOME PER SHARE FROM CONTINUING
  OPERATIONS.................................              6.31       8.55      12.92         1.77
NET INCOME PER SHARE FROM DISCONTINUED
  OPERATIONS.................................              7.23       1.97         --           --
                                                        -------    -------    -------      -------
NET INCOME PER SHARE.........................             13.54      10.52      12.92         1.77
                                                        =======    =======    =======      =======
WEIGHTED AVERAGE NUMBER OF SHARES (IN
  THOUSANDS).................................           253,562    253,575    253,645      253,645
                                                        =======    =======    =======      =======

          See accompanying Notes to Consolidated Financial Statements.

                                   PHARMACIA

                          CONSOLIDATED BALANCE SHEETS

                                                                      AS OF DECEMBER 31,
                                                           -----------------------------------------
                                                                                            1994
                                                            1992      1993      1994     -----------
                                                  NOTES    ------    ------    ------         $
                                                  -----     SEK       SEK       SEK      (UNAUDITED--
                                                                                           NOTE 1)
                                                                         (IN MILLIONS)
ASSETS
CURRENT ASSETS
Liquid assets...................................     9      7,934     3,099     4,004         549
Trade accounts receivable.......................    10      4,050     6,354     6,196         850
Other receivables...............................    11        785     1,532     1,825         251
Inventories.....................................    12      2,388     3,507     3,202         439
                                                  -----    ------    ------    ------    -----------
Total current assets............................           15,157    14,492    15,227       2,089
                                                  -----    ------    ------    ------    -----------
FIXED ASSETS
Shares and participations.......................    13        109     1,108     1,101         151
Long-term receivables and other investments.....              233       681       633          87
Intangible assets, net..........................    14      1,414     7,293     6,152         844
Property, plant and equipment, net..............    15      5,016    10,001     9,392       1,288
                                                  -----    ------    ------    ------    -----------
Total fixed assets..............................            6,772    19,083    17,278       2,370
                                                  -----    ------    ------    ------    -----------
Net assets of discontinued operations...........   1,8      9,533        --        --          --
                                                  -----    ------    ------    ------    -----------
TOTAL ASSETS....................................           31,462    33,575    32,505       4,459
                                                  ====     ======    ======    ======    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade accounts payable..........................            1,114     2,157     2,289         314
Income taxes payable............................              582     1,415     1,437         197
Short-term loans................................    16      2,265     4,826     1,453         200
Other current liabilities.......................    17      3,340     4,868     3,763         516
                                                  -----    ------    ------    ------    -----------
Total current liabilities.......................            7,301    13,266     8,942       1,227
                                                  -----    ------    ------    ------    -----------
LONG-TERM LIABILITIES
Convertible debenture loans.....................    18        231       219       217          30
Bond loan.......................................    19        106        46       101          14
Other long-term loans...........................    19         91       970       856         117
Pension obligation..............................    20      1,639     1,715     1,831         251
Deferred income taxes...........................     7      1,394       867     1,306         179
Other liabilities...............................               72       785     1,120         154
                                                  -----    ------    ------    ------    -----------
Total long-term liabilities.....................            3,533     4,602     5,431         745
                                                  -----    ------    ------    ------    -----------
MINORITY INTERESTS..............................               19        10         0           0
STOCKHOLDERS' EQUITY............................    21
Capital stock...................................            6,339     6,341     6,341         870
Restricted reserves.............................            5,684     4,873     6,114         838
                                                  -----    ------    ------    ------    -----------
Total restricted stockholders' equity...........           12,023    11,214    12,455       1,708
                                                  -----    ------    ------    ------    -----------
Unrestricted reserves...........................            5,153     1,816     2,398         329
Net income......................................            3,433     2,667     3,279         450
                                                  -----    ------    ------    ------    -----------
Total unrestricted stockholders' equity.........            8,586     4,483     5,677         779
                                                  -----    ------    ------    ------    -----------
Total stockholders' equity......................           20,609    15,697    18,132       2,487
                                                  -----    ------    ------    ------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY......           31,462    33,575    32,505       4,459
                                                  ====     ======    ======    ======    ==========
PLEDGED ASSETS AND CONTINGENT LIABILITIES.......    22
Pledged assets..................................            1,298     1,492     1,092         150
Contingent liabilities..........................              846     1,099       765         105


          See accompanying Notes to Consolidated Financial Statements.

                                   PHARMACIA

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                    AS OF DECEMBER 31,
                                                        ------------------------------------------
                                                                                          1994
                                                                   1993      1994     ------------
                                                                  ------    ------         $
                                                         1992      SEK       SEK      (UNAUDITED --
                                                        ------                          NOTE 1)
                                                         SEK
                                                                      (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from continuing operations................    1,599     2,168     3,279         450
Adjustments to reconcile net income from continuing
  operations to net cash provided from operating
  activities:
  Depreciation and amortization......................      999     1,705     1,914         263
  Net (gain) loss on sales of fixed assets...........       29        14      (300)        (41)
  Net (gain) on sale of subsidiary...................       --        --      (596)        (82)
  Restructuring and merger costs.....................      (46)       --        --          --
  Write-off of fixed assets and intangibles..........       88        --        90          12
  Change in minority interests in net income of
     associated companies............................       16        (5)        2          --
  Undistributed earnings of associated companies.....       (8)       (2)        6           1
Change in assets and liabilities, net of effects from
  acquisitions and dispositions of businesses
  Current receivables................................     (820)      299      (295)        (40)
  Inventories........................................     (125)       70       129          18
  Current liabilities................................    1,127        66      (773)       (106)
  Change in deferred taxes...........................      326      (280)      439          60
  Change in pension obligation.......................      202        76       116          16
  Change in other long-term liabilities..............      (97)      (31)      335          46
  Other..............................................       (9)       25        (6)         (1)
                                                        ------    ------    ------      ------
Net cash provided from operating activities..........    3,281     4,105     4,340         596
                                                        ------    ------    ------      ------
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for purchases of subsidiaries, net of cash
  required...........................................     (719)   (6,674)     (145)        (20)
Proceeds from sale of subsidiary.....................       --        --     1,111         152
Investments in shares and participations.............       (9)     (952)      (17)         (2)
Proceeds from sales of shares and participations.....       --         4        42           6
Investments in other fixed assets....................   (1,245)   (3,176)   (1,742)       (239)
Proceeds from sales of other fixed assets............      177       502       881         121
Discontinued operations..............................      781     3,253        --          --
Change in long-term receivables......................      499        70        38           5
Other................................................     (395)     (577)      414          57
                                                        ------    ------    ------      ------
Net cash provided from (used in) investing
  activities.........................................     (911)   (7,550)      582          80
                                                        ------    ------    ------      ------
CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term borrowings, net...........................    1,091       332    (3,372)       (463)
Principal payments on long-term debt.................     (115)     (793)      (58)         (8)
Dividends paid.......................................     (799)     (900)     (558)        (77)
Other................................................      (29)      (63)       55           8
                                                        ------    ------    ------      ------
Net cash provided from (used in) financing
  activities.........................................      148    (1,424)   (3,933)       (540)
                                                        ------    ------    ------      ------
Effect of exchange rate changes on liquid assets.....       64        34       (84)        (12)
NET INCREASE (DECREASE) IN LIQUID ASSETS.............    2,582    (4,835)      905         124
LIQUID ASSETS AT BEGINNING OF YEAR...................    5,352     7,934     3,099         425
                                                        ------    ------    ------      ------
LIQUID ASSETS AT END OF YEAR.........................    7,934     3,099     4,004         549
                                                        ======    ======    ======    ==========


See additional information in Note 27.


          See accompanying Notes to Consolidated Financial Statements.

                                   PHARMACIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 1  ACCOUNTING POLICIES

     The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Sweden (Swedish
GAAP). These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). See
Note 25 for a discussion of the principal differences between Swedish GAAP and U.S. GAAP affecting Pharmacia's net income and stockholders' equity.

     The accounting principles stated below are consistent for all years presented except for the changes effective January 1, 1993 in the method of accounting for postretirement benefits and reporting of goodwill in local currency. (See Note 1C).


     Solely for the convenience of the reader, the 1994 consolidated financial statements have been translated into United States Dollars ($) using the June 30, 1995 Noon Buying Rate of the Federal Reserve Bank of New York of $1 = SEK 7.29.


A.  CHANGE IN GROUP COMPOSITION

     On June 30, 1994, Pharmacia sold Deltec, a U.S.-based subsidiary that manufactured and marketed ambulatory pumps and ports for continuous drug delivery. Pharmacia has retained the rights to sell Deltec products in Europe, excluding U.K., Germany and France. The sale of Deltec generated a tax free capital gain of MSEK 596.

     On May 5, 1993, Pharmacia acquired certain of the pharmaceutical businesses of Erbamont N.V. included in Farmitalia Carlo Erba S.r.1. of Italy and Erbamont Inc. of the United States and their respective subsidiaries from Montedison S.p.A. ("Montedison"). The pharmaceutical businesses acquired from Montedison are hereafter referred to as "FICE" in these Consolidated Financial Statements (see Note 2).

     In June 1993, the two principal owners of Procordia AB (predecessor of Pharmacia AB), Volvo AB and the Kingdom of Sweden (the "State") announced their agreement to separate Procordia's operations into two parts: a pharmaceuticals and biotechnology group and a food and consumer products group. The assets and liabilities associated with the food and consumer products portion of Procordia were transferred to BCP Branded Consumer Products AB ("BCP"), a wholly-owned subsidiary of Procordia. In November 1993, Procordia's stockholders voted to divest Procordia's entire interest in BCP by distributing one BCP share in respect of each Procordia share held by each stockholder on November 16, 1993. Although the distribution was made in November 1993, these financial statements give effect to the distribution as if it were made on July 1, 1993. Procordia's stockholders also voted to change Procordia's name to Pharmacia AB ("Pharmacia" or the "Group").

     The operations of BCP businesses have been presented in the Consolidated Financial Statements for 1993 and 1992 as discontinued operations. The results of operations of these businesses through June 30, 1993 have been included in the Consolidated Income Statement as "Net Income of discontinued operations" and the net assets are presented in the Consolidated Balance Sheet as "Net assets of discontinued operations". The distribution of BCP shares has been reflected in stockholders' equity as a dividend.


     Subsequent to the Annual Stockholders' Meeting and distribution of the BCP shares in November 1993, the State transferred all of its BCP shares to Volvo in exchange for Pharmacia shares. After this exchange of shares, the Swedish State owned a 46.1 percent interest in Pharmacia, representing 57.6 percent of stockholders' votes.


     In June 1994, the Swedish State sold most of its holding of Pharmacia to the general public and Swedish and foreign institutions. In connection with the sale, Pharmacia's stock was listed on Nasdaq in the U.S. The

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 1  ACCOUNTING POLICIES -- (CONTINUED)
Swedish State, through Forvaltningsaktiebolaget Stattum, owns 14.1 percent of the capital and 11.8 percent of the votes in Pharmacia after the sale.

B.  PRINCIPLES OF CONSOLIDATION

     The Consolidated Financial Statements include the parent company, Pharmacia AB, and all companies in which Pharmacia AB directly or indirectly holds more than 50 percent of the voting rights on an other than temporary basis. All significant intercompany transactions have been eliminated in the Consolidated Financial Statements.

     In 1990, Procordia merged with the pharmaceutical company then known as Pharmacia AB ("Old Pharmacia") and the food company Provendor AB. The merger with Old Pharmacia and Provendor AB was reported in the Consolidated Financial Statements according to the pooling method under Swedish GAAP as of January 1, 1990. The assigned acquisition cost was equal to the historical book values and there was no resulting goodwill. Except for this merger, acquisitions are generally accounted for under the purchase method of accounting.

     For associated companies in which Pharmacia holds between 20 percent and 50 percent of the voting rights, Pharmacia includes its share of the associated company's pretax income after amortization of related goodwill in the income statement as operating income. Pharmacia's share of taxes in associated companies is reported as income tax expense. The increase in the carrying value of associated companies resulting from Pharmacia's recognition of its share of associated companies' profit is recorded in restricted reserves. Reduction of the carrying value of associated companies as a result of losses reduces consolidated unrestricted reserves.

     Companies in which Pharmacia owns less than 20 percent of the voting rights are recorded at cost. If the value of an individual investment is, in the view of management, deemed permanently impaired, the investment is written down to the appropriate value.

     Minority interests in Pharmacia subsidiaries are reported separately in the Consolidated Balance Sheets and the Consolidated Income Statements.

     Operating results of companies acquired during the year are included in the Consolidated Income Statements from the date of acquisition. The results of operations of divested companies are included in the Consolidated Income Statements through the date of divestment.

C.  CHANGES IN ACCOUNTING PRINCIPLES

     As of January 1, 1993, Pharmacia's U.S. subsidiaries began providing for postretirement benefits other than pensions on an accrual basis. The method of determining the provision for postretirement benefits was based on Statement of Financial Accounting Standards No. 106 "Employer's Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). The unfunded and unrecognized costs of earned benefits at January 1, 1993 of MSEK 123 have been charged to Group stockholders' equity. (See Note 21). The majority of this amount related to BCP.

     As of January 1, 1993, goodwill related to foreign acquisitions is reported in the functional currencies of the entities acquired. Prior to January 1, 1993, Pharmacia recorded goodwill arising from acquisitions of foreign entities in Pharmacia's reporting currency, the Swedish kronor. The carrying values of goodwill from functional currencies resulted in an increase in stockholders' equity of MSEK 158 for the cumulative effect of this change in accounting principle.

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 1  ACCOUNTING POLICIES -- (CONTINUED)
D.  DEFERRED TAXES

     Tax legislation in Sweden and certain other countries offers companies the opportunity to defer their current tax liability by making tax-deductible allocations to untaxed reserves. Thus companies are able, to a certain extent, to reduce taxable income in such a way that earnings remain in the business without being currently taxable. The Consolidated Financial Statements reflect deferred tax accounting for such untaxed reserves and other deferred tax liabilities using the liability method.

     Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and tax benefits of net operating losses are recognized only when actually realized.

E.  TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

     The balance sheets of foreign subsidiaries, with the exception of those in highly inflationary economies, are translated according to the current rate method which provides that assets and liabilities are translated at period-end rates. Income statements are translated at the average rate for the period. Translation differences arising from translation of income statements and balance sheets are recorded directly to stockholders' equity.

     Subsidiaries in highly inflationary economies are translated according to the monetary-non-monetary method which requires the translation of monetary balance sheet items at the period-end rate and non-monetary items at the rate prevailing on the investment date. Income statements are translated at the average rate, with the exception of depreciation and of certain elements of costs of goods sold, which are translated at the applicable historical rate. The resulting differences are reported in the Consolidated Income Statements.

F.  RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCIES

     Receivables and liabilities denominated in foreign currencies have been translated at period-end exchange rates. Unrealized exchange gains and losses are reported in the Consolidated Income Statements.

     Exchange differences on loans or other financial instruments which are designated as, and are effective as, hedges of a net investment in a foreign subsidiary are recorded directly to stockholders' equity in the Consolidated Balance Sheets, after giving effect to related deferred taxes.

     Gains and losses on financial instruments designated to hedge future transactions are recorded to the income statement when the underlying transaction is recorded. Premiums and discounts on forward contracts are amortized over the life of the contract.

     Financial instruments that are not designated to hedge future transactions are reported at the lower of cost or market, which means that unrealized losses are charged against income while unrealized gains are not recorded in the Consolidated Financial Statements.

G.  INVENTORIES

     The inventories of each subsidiary are valued at the lower of cost or net realizable value after provision for obsolescence and are accounted for in accordance with the first-in, first-out method (FIFO).

H.  FIXED ASSETS

     Fixed assets are valued at acquisition cost less accumulated depreciation. The values of certain fixed assets are written down when, in the view of management, there has been permanent impairment in value.

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 1  ACCOUNTING POLICIES -- (CONTINUED)
I.  DEPRECIATION AND AMORTIZATION

     Depreciation is calculated on the basis of acquisition cost and estimates of economic life.

     Buildings and land improvements are generally depreciated by the maximum amount permitted by tax regulations (over periods ranging from 20-50 years), machinery by 5-10 percent each year, equipment by 15-20 percent each year, and vehicles by 20 percent each year. Intangible assets other than goodwill are depreciated by 10-20 percent each year.

     Goodwill is amortized over periods of 5 to 20 years depending on the type of business acquired. In the case of knowledge-intensive business consisting of systems or specially qualified personnel, goodwill is amortized over 5 years. In the case of well-established companies with 15 to 20 years of historical activity as of the date of acquisition and with activities on a similar level for the 5 years prior to the acquisition, goodwill is amortized over a period of 15 years. In the case of large companies with more than 20 years of historical activity as of the date of acquisition and with well-known trademarks and a strong market position, goodwill is amortized over a 20-year period. For other acquired businesses, goodwill is amortized over 10 years. If the earnings capacity of an acquired company deteriorates substantially, the amortization period may be shortened or goodwill may be written off in its entirety.

     Plant and equipment acquired during the year is normally depreciated from the date the assets are put in service. However, in the case of acquisitions of small plant or equipment, depreciation is calculated from the beginning of the year it is put in service.

J.  RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.

K.  REVENUE RECOGNITION

     Sales are recognized upon shipment of products.

NOTE 2  SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

FICE

     On May 5, 1993, Pharmacia acquired 51 percent of FICE, for SEK 3.1 billion. (See Note 1A). Pharmacia had an option to acquire, and an obligation to acquire on demand by the seller, nearly all of the remaining 49 percent of FICE prior to May 1995. Pharmacia began to integrate the FICE businesses into its existing businesses immediately upon acquisition. In the Consolidated Financial Statements, FICE was consolidated as a wholly-owned subsidiary effective May 1993 and the remaining purchase price was discounted to current values and recorded as a liability. In December 1993, Pharmacia acquired nearly all of the remaining 49 percent of FICE for SEK 3.7 billion in cash. As part of the FICE acquisition agreement, certain properties retained by Montedison will continue to manufacture and supply certain products to Pharmacia over a maximum period of five years at substantially the same costs as previously borne by FICE.

     In connection with the acquisition, the excess of the purchase price and related costs incurred as a result of the acquisition over the fair values of the assets acquired and liabilities assumed was recorded as goodwill and is being amortized over 20 years. Also, Montedison has agreed to indemnify Pharmacia for potential losses from specified preacquisition contingencies, including certain disputed tax liabilities. (See Note 7).

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 2  SIGNIFICANT ACQUISITIONS AND DISPOSITIONS -- (CONTINUED)
     Pharmacia received certain notes from Montedison amounting to MSEK 400 in exchange for specific receivables of the FICE businesses. The majority of these notes bear interest at 9% and are due in 1996 through 1999.

     A supplemental purchase price is payable quarterly to Montedison based on Montedison's approximately 24.4% participation in the net sales of Mycobutin (through 1996) and certain other products under development (through 1997 and 1998). The total amount of this supplementary purchase price cannot be estimated and will be recorded as an adjustment to goodwill as it is paid and will be amortized over the remaining life of the goodwill resulting from the FICE acquisition. During 1994, MSEK 89 of the additional purchase price was paid. As of December 31, 1994, the total goodwill resulting from the acquisition of FICE amounted to approximately MSEK 4,814.

PIERREL S.P.A.

     Effective January 1, 1992, Pharmacia acquired 71 percent of the shares (86 percent of the voting rights) in the listed Italian pharmaceutical company Pierrel S.p.A. for a price of MSEK 513. Pursuant to an offer made to the minority stockholders during 1992, Pharmacia now holds 98.9 percent of the shares and 99.3 percent of the voting rights of Pierrel. This acquisition was accounted for under the purchase method and resulted in total goodwill of MSEK 463, which is being amortized over a 20-year period.

     During 1994, Fournier Dijon took over Pierrel's Pharma division, which primarily marketed outpatient-care products such as antibiotics and pharmaceuticals for treatment of diseases of the central nervous system. In addition, the Dutch pharmaceutical company Gist-Brocades N.V. took over Pierrel's fine-chemical plant for production of pharmaceutical raw materials. Prior to these transactions, Pierrel's core businesses, including growth hormones and hospital care products, were integrated into Pharmacia's Italian organization. Through these divestitures, Pierrel's various businesses have essentially been transferred to other parts of the organization or other ownership. Gains resulting from the above transactions were recorded as reductions of goodwill. As of December 31, 1994, the remaining goodwill balance is MSEK 264.

NOTE 3  OPERATING EXPENSES

                                                               FOR THE YEAR ENDED DECEMBER
                                                                           31,
                                                               ----------------------------
                                                                1992       1993       1994
                                                               ------     ------     ------
    Cost of goods sold.......................................   4,749      7,656      7,541
    Selling and administrative expenses......................   5,550      8,722      8,922
    Research and development expenses........................   1,859      2,812      3,488
                                                               ------     ------     ------
              Total..........................................  12,158     19,190     19,951
                                                               ======     ======     ======

     Pension costs included in operating expenses above do not include interest on the Swedish pension liability (FPG/PRI) amounting to MSEK 100, MSEK 76 and MSEK 115, in 1992, 1993 and 1994 respectively, which are included in interest expense. The research and development costs above do not include depreciation on plant and equipment used in research and development activities and include only certain direct overheads. Research and development expenses, calculated on the basis of criteria adopted by the Association of the Swedish Pharmaceutical Industry (LIF), amounted to MSEK 2,064, MSEK 3,131 and MSEK 3,758 in 1992, 1993 and 1994, respectively. Such amounts include depreciation on plant and equipment used for research and development activities, interest expense for such equipment, patent costs and a portion of general and administrative costs.

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 4  SIGNIFICANT NON-RECURRING ITEMS

                                                                      FOR THE YEAR ENDED
                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                     1992     1993     1994
                                                                     ----     ----     ---
    Write down of property.........................................    --      (50)     --
    Capital gain on sale of subsidiary -- Deltec...................    --       --     596
    Write-down of goodwill -- Sensor...............................   (89)      --      --
    Restructuring costs
      -- Pierrel...................................................   (52)      --      --
      -- Oncology operations, USA..................................    --       --     (54)
      -- Ophthalmology operations, USA.............................    --       --     (99)
    Settlement to Rockwool International...........................    --      (47)     --
    Settlement of lease (see Note 22)..............................    --     (433)     --
    Corporate Identity Project.....................................    --      (70)     --
    Compensation for sale of distribution rights...................    --       99     377
                                                                     ----     ----     ---
              Total................................................  (141)    (501)    820
                                                                     ====     ====     ===

NOTE 5  DEPRECIATION AND AMORTIZATION

                                                                     FOR THE YEAR ENDED
                                                                        DECEMBER 31,
                                                                   -----------------------
                                                                   1992     1993     1994
                                                                   ----     ----     -----
    Patents, product rights and trademarks.......................   121      170       254
    Goodwill.....................................................    71      327       396
    Machinery and equipment......................................   737     1,047    1,100
    Buildings....................................................    68      158       162
    Land improvements............................................     2        3         2
                                                                    ---     -----    -----
              Total..............................................   999     1,705    1,914
                                                                    ===     =====    =====

NOTE 6  FOREIGN EXCHANGE GAINS (LOSSES), NET

                                                                      FOR THE YEAR ENDED
                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                     1992     1993     1994
                                                                     ----     ----     ---
    Foreign exchange gains.........................................   224      201      71
    Foreign exchange losses........................................  (228)    (232)    (15)
    Translation differences in highly inflationary economies.......    (8)     (16)     --
                                                                     ----     ----     ---
    Foreign exchange gains (losses), net...........................   (12)     (47)     56
                                                                     ====     ====     ===

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 7  INCOME TAXES ON CONTINUING OPERATIONS

     Income from continuing operations before income taxes and minority interests was distributed geographically as follows:

                                                                 FOR THE YEAR ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                              1992      1993      1994
                                                              -----     -----     -----
        Sweden..............................................  1,777     2,324     2,769
        Rest of world.......................................    767       997     2,553
                                                              -----     -----     -----
                  Total.....................................  2,544     3,321     5,322
                                                              =====     =====     =====

     Income tax expense on continuing operations was distributed geographically as follows:

                                                                  FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                               ------------------------
                                                               1992     1993      1994
                                                               ----     -----     -----
        Current income tax expense
          Sweden.............................................  330        893       684
          Rest of world......................................  146        275       808
                                                               ---      -----     -----
                  Total......................................  476      1,168     1,492
                                                               ===      =====     =====
        Deferred income tax expense
          Sweden.............................................  492       (566)      503
          Rest of world......................................   (7 )      539        40
                                                               ---      -----     -----
                  Total......................................  485        (27)      543
                                                               ===      =====     =====
        Tax in associated companies..........................   --          7         6
                                                               ---      -----     -----
        Income taxes on continuing operations................  961      1,148     2,041
                                                               ===      =====     =====

     The principal reasons for the difference between the statutory income tax rate in Sweden and the effective tax rate in relation to income from continuing operations before income taxes are set forth below:

                                                                       FOR THE YEAR ENDED
                                                                          DECEMBER 31,
                                                                      --------------------
                                                                              1993    1994
                                                                              ---     ----
                                                                      1992     %       %
                                                                      ---
                                                                       %
    Statutory income tax rate.......................................   30      30      28
    Differences for foreign tax rates...............................    2       4       7
    Utilization of tax loss carryforwards...........................   (5)     (2)     (3)
    Losses not currently utilized...................................    3       3       1
    Temporary differences for which deferred taxes are not
      provided......................................................  (12)      2      --
    Tax exempt income...............................................   (7)     (5)     (5)
    Expenses not deductible, including write-off of goodwill........    3      12       5
    Change in Swedish tax laws(1)...................................   --     (15)      6
    Tax for transactions with divested businesses(2)................   22       3      --
    Other...........................................................    2       3      (1)
                                                                                       --
                                                                      ---     ---
    Effective income tax rate.......................................   38      35      38
                                                                      ===     ===      ==

---------------
(1) The effect in 1994 is a result of new tax laws for reversal of the tax equalization reserve. The effect in 1993 pertains to the reduction in the Swedish corporate income tax rate from 30 percent to 28 percent, and tax laws introduced during that year which allowed reversal of the tax equalization reserve without taxation.

(2) Refers to tax on items attributable to previous Group companies.

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 7  INCOME TAXES ON CONTINUING OPERATIONS -- (CONTINUED)
     A Spanish subsidiary that was included in the acquisition of FICE, together with a Spanish subsidiary of Montedison, is the subject of a lawsuit by the tax authorities, who are claiming a sum of approximately MSEK 500. The claim relates to the period prior to the acquisition of FICE by Pharmacia. In the view of management, Pharmacia has been adequately indemnified by the previous owner for losses that may result from this claim.

     Pharmacia has not recognized a deferred tax liability on unremitted earnings of foreign subsidiaries and associated companies because Pharmacia does not expect those amounts to be remitted in the foreseeable future, and in the case of associated companies, the taxes would not be material.

     Deferred income taxes reflect the impact of temporary differences between the basis of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

                                                                            AS OF
                                                                         DECEMBER 31,
                                                                   ------------------------
                                                                   1992      1993     1994
                                                                   -----     ----     -----
    DEFERRED TAX ASSETS:
    Employee-related benefits, including medical...............       27      111        92
    Foreign tax loss carryforwards.............................       75      180       182
    Intercompany profits.......................................      230      534       561
    Tax capitalization of research and development costs.......       32      156        74
    Restructuring and merger costs.............................       --      176       413
    Inventories and accounts receivables.......................       21       76        67
    Other......................................................      171      306       327
    Deferred tax assets not recognized.........................     (314)    (699)     (868)
                                                                   -----     ----     -----
    Net deferred tax assets....................................      242      840       848
                                                                   -----     ----     -----
    DEFERRED TAX LIABILITIES:
    Sweden:
    Accumulated excess depreciation............................      446      362       460
    Tax equalization reserve...................................      928      425       676
    Tax allocation reserve.....................................       --       --       244
    Other......................................................      145       71        22
                                                                   -----     ----     -----
    Total Swedish deferred tax liability.......................    1,519      858     1,402
                                                                   -----     ----     -----
    Rest of the world:
    Fixed assets, including accumulated excess depreciation....       15      462       503
    Other......................................................      102      387       249
                                                                   -----     ----     -----
    Total deferred tax liabilities outside Sweden..............      117      849       752
                                                                   -----     ----     -----
    Net deferred tax assets....................................     (242)    (840)     (848)
                                                                   -----     ----     -----
    Net deferred tax liabilities...............................    1,394      867     1,306
                                                                   =====     ====     =====

NOTE 8  DISCONTINUED OPERATIONS

     As discussed in Note 1A, the operations of BCP have been treated as discontinued operations through June 30, 1993 and for all prior periods. Presented below is certain summary financial information from those

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 8  DISCONTINUED OPERATIONS -- (CONTINUED)
discontinued businesses. The net assets of the discontinued businesses have been separately identified in the Consolidated Balance Sheet and the composition of these net assets is shown below.

     In order to effect the demerger of BCP, during 1993 the Group changed its fiscal year end from December 31 to June 30. Subsequent to the distribution of BCP shares, Pharmacia then changed its fiscal year end back to December 31. Accordingly, the Group has issued separate audited reports for Swedish statutory purposes for each of the fiscal six month periods ended June 30, 1993 and December 31, 1993.

SUMMARY INCOME STATEMENT OF DISCONTINUED OPERATIONS

                                                    FOR THE YEAR ENDED     FOR THE SIX MONTHS
                                                       DECEMBER 31,          ENDED JUNE 30,
                                                           1992                   1993
                                                    ------------------     ------------------
        Sales.....................................         24,769                10,893
        Operating expenses........................        (21,755)               (9,750)
        Restructuring costs and significant
          non-recurring items.....................            135                   700
        Depreciation and amortization.............           (941)                 (479)
        Share in earnings (losses) of associated
          companies, net..........................            (76)                 (286)
                                                           ------                ------
        Operating income..........................          2,132                 1,078
        Financial income and expenses, net........            189                   (26)
                                                           ------                ------
        Income before income taxes and minority
          interests...............................          2,321                 1,052
        Income taxes..............................           (484)                 (561)
        Minority interests........................             (3)                    8
                                                           ------                ------
        Net income from discontinued operations...          1,834                   499
                                                           ======                ======

SUMMARY BALANCE SHEET INFORMATION OF DISCONTINUED OPERATIONS

                                                                  AS OF            AS OF
                                                               DECEMBER 31,       JUNE 30,
                                                                   1992             1993
                                                               ------------       --------
        Liquid assets........................................      2,681              281
        Other current assets.................................      6,730            7,541
        Shares and financial receivables.....................      1,597            1,603
        Other fixed assets...................................      8,493            8,578
                                                                  ------           ------
        Total assets.........................................     19,501           18,003
                                                                  ------           ------
        Current liabilities..................................      4,882            6,033
        Interest bearing liabilities (including pension
          provision obligation)..............................      3,343            3,503
        Other long-term liabilities..........................      1,674            1,703
        Minority interests...................................         69               37
                                                                  ------           ------
        Net assets of discontinued operations................      9,533            6,727
                                                                  ======           ======

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 8  DISCONTINUED OPERATIONS -- (CONTINUED)
     Pursuant to the agreement between Procordia's principal owners, a sum of MSEK 2,225 was agreed to be paid by BCP to Pharmacia effective the date of distribution of BCP. This amount was subsequently paid by BCP to Pharmacia in November 1993. In determining the net assets from discontinued operations as of December 31, 1992 this amount was not included, nor was any interest expense associated with this amount included in the determination of net income from discontinued operations.

     Income tax expense has been allocated between BCP and Pharmacia on the basis of the statutory tax charge incurred by each company which takes into account taxable transfers between BCP and Pharmacia companies which are allowable under Swedish tax laws.

NOTE 9  LIQUID ASSETS

                                                                      AS OF DECEMBER 31,
                                                                    -----------------------
                                                                    1992     1993     1994
                                                                    -----    -----    -----
    Cash and bank deposits........................................    764      666      632
    Short-term investments........................................  7,170    2,433    3,372
                                                                    -----    -----    -----
    Total.........................................................  7,934    3,099    4,004
                                                                    =====    =====    =====

     Short-term investments consist primarily of highly liquid interest-bearing securities and are valued at the lower of acquisition cost or market value. Short-term investments fall into the following categories:

                                                                     AS OF DECEMBER 31,
                                                                  -------------------------
                                                                  1992      1993      1994
                                                                  -----     -----     -----
    Swedish government treasury bills...........................  3,734     1,173     2,094
    Swedish government treasury bonds...........................    150        50        43
    Commercial paper............................................    683       255       276
    Bonds of Swedish mortgage institutions......................    442       303       165
    Time deposits...............................................     18        --        --
    Other short-term investments................................  2,143       652       794
                                                                  -----     -----     -----
    Total.......................................................  7,170     2,433     3,372
                                                                  =====     =====     =====

     As of December 31, 1992, 1993 and 1994, short-term investments amounting to MSEK 1,010, MSEK 1,290 and MSEK 3,953, related to certain transactions with matching maturities, were netted against short-term loans and thus did not affect balance sheet totals.

NOTE 10  TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable are presented net of allowances for doubtful accounts as follows for the years ended December 31, 1992, 1993 and 1994, respectively.

                                      BALANCE AT    CHARGED TO     CHANGE IN                      BALANCE
                                      BEGINNING     COSTS AND        GROUP       ADDITIONS OR    AT END OF
                                      OF PERIOD      EXPENSES     COMPOSITION     DEDUCTIONS      PERIOD
                                      ----------    ----------    -----------    ------------    ---------
                                                                 (IN MILLIONS)
    Allowance for doubtful accounts:
    1992............................     (178)          (38)           (49)           12            (253)
    1993............................     (253)          (59)          (120)            3            (429)
    1994............................     (429)          (62)             4            37            (450)

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 11  OTHER RECEIVABLES

                                                                      AS OF DECEMBER 31,
                                                                    -----------------------
                                                                    1992    1993      1994
                                                                    ---     -----     -----
    Prepaid expenses and accrued income...........................  380       389       586
    Other operating receivables...................................  405     1,143     1,239
                                                                    ---     -----     -----
    Total.........................................................  785     1,532     1,825
                                                                    ===     =====     =====

NOTE 12  INVENTORIES

                                                                     AS OF DECEMBER 31,
                                                                  -------------------------
                                                                  1992      1993      1994
                                                                  -----     -----     -----
    Raw materials...............................................  1,028     1,542     1,488
    Work-in-progress............................................    145       425       304
    Finished products...........................................  1,215     1,540     1,410
                                                                  -----     -----     -----
    Total.......................................................  2,388     3,507     3,202
                                                                  =====     =====     =====

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 13  SHARES AND PARTICIPATIONS

                                                                                BOOK VALUE AS OF
                                                                                  DECEMBER 31,
                                                            PERCENT OF      ------------------------
                                                           VOTING RIGHT     1992     1993      1994
                                                           ------------     ----     -----     -----
LISTED INVESTMENTS
Huhtamaki Oy.............................................      10.9          --        900       900
                                                                            ---      -----     -----
Subtotal.................................................                    --        900       900
                                                                            ===      =====     =====
SHARES AND PARTICIPATIONS IN NON-ASSOCIATED COMPANIES
American Equine Products Inc.............................        --          11         --        --
Amrad Corp Ltd...........................................       1.8          --          7         7
Arris Pharmaceutical Corporation.........................      10.0          --         41        36
CW Research & Development Fund LP........................        --           8          5        --
Domain Partners..........................................       2.5          15         22        24
Harvest Technology.......................................       7.5           7          8         7
Imclone System Inc.......................................        --          --         28        25
Market Corp. Venture Association.........................       2.5           4          3         3
PDT Inc..................................................       9.6          --         --         8
P.T. Pfrimmer Infusol....................................      10.0          --         --         3
Somatogen................................................        --           7          8         8
Tecnogen SpA.............................................      10.0          --          3         3
Tullis Dickerson Capital.................................       5.8           9         10        11
Unigene Laboratories Inc.................................        --          --          5         2
Other....................................................        --          18         27        20
                                                                            ---      -----     -----
Total shares and participations in non-associated
  companies..............................................                    79        167       157
                                                                            ===      =====     =====
SHARES AND PARTICIPATION IN ASSOCIATED COMPANIES
Biomed Consortile S.p.A..................................      35.0          --          6         5
Fastighets AB Spiggen....................................      50.0           5          5         6
Kennel Ra++a++hojden HB..................................      30.0           5          5         5
Konsortiet for Svensk Lakemedelsindustri HB..............      49.0           4          4         4
Pfrimmer Nutricia GmbH & Co KG...........................      40.0           6          2         7
Pharmacia Health Care, South Africa......................      50.0          --         --         4
Pharmacia Leiras AB......................................      50.0          --         --         3
Stedim S.A...............................................        --           8          2        --
Other....................................................        --           2         17        10
                                                                            ---      -----     -----
Total shares and participations in associated
  companies..............................................                    30         41        44
                                                                            ---      -----     -----
Total shares and participations..........................                   109      1,108     1,101
                                                                            ===      =====     =====

     The market value as of December 31, 1994 of Pharmacia's shares in Huhtamaki Oy was MSEK 741. No write-down has been made of the shares in Huhtamaki Oy, since the decline in value is judged as temporary.

NOTE 14  INTANGIBLE ASSETS, NET

                                                                         AS OF DECEMBER 31,
                                                                      -------------------------
                                                                      1992      1993      1994
                                                                      -----    ------    ------
Acquisition cost....................................................  2,116     9,968     9,005
Less accumulated amortization.......................................   (702)   (2,675)   (2,853)
                                                                      -----    ------    ------
Intangible assets, net..............................................  1,414     7,293     6,152
                                                                      =====    ======    ======

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 14  INTANGIBLE ASSETS, NET -- (CONTINUED)
     Of the total net intangible assets as of December 31, 1992, 1993 and 1994, goodwill accounted for MSEK 938, MSEK 6,553 and MSEK 5,614, respectively. The remainder consists primarily of acquired product rights, patents and trademarks.

NOTE 15  PROPERTY, PLANT AND EQUIPMENT, NET

                                                              ACCUMULATED
                                  ACQUISITION COST           DEPRECIATION              BOOK VALUE
                                 AS OF DECEMBER 31,       AS OF DECEMBER 31,       AS OF DECEMBER 31,
                               -----------------------   ---------------------   -----------------------
                               1992     1993     1994    1992    1993    1994    1992     1993     1994
                               -----   ------   ------   -----   -----   -----   -----   ------   ------
Construction in progress......   420      910    1,128      --      --      --     420      910    1,128
Machinery and equipment....... 6,778   10,776   10,163   4,009   6,132   6,057   2,769    4,644    4,106
Buildings..................... 2,063    4,662    4,408     499     793     812   1,564    3,869    3,596
Land and land improvements....   270      591      577       7      13      15     263      578      562
                               -----   ------   ------   -----   -----   -----   -----   ------    -----
Total......................... 9,531   16,939   16,276   4,515   6,938   6,884   5,016   10,001    9,392
                               =====   ======   ======   =====   =====   =====   =====   ======    =====

     Capital expenditures for property, plant and equipment amounted to MSEK 1,089, MSEK 2,975 and MSEK 1,591 in 1992, 1993 and 1994, respectively.

NOTE 16  SHORT-TERM LOANS

                                                                       AS OF DECEMBER 31,
                                                                     -----------------------
                                                                     1992     1993     1994
                                                                     -----    -----    -----
    Utilized bank credit lines....................................   1,597    1,172      315
    Other short-term borrowings...................................     567    2,974      854
    Current portion of long-term loans............................     101      680      284
                                                                     -----    -----    -----
    Total.........................................................   2,265    4,826    1,453
                                                                     =====    =====    =====

     The Company has available two U.S.$500 million commercial paper programs established in the US and Europe of which MSEK 639 was utilized at December 31, 1994. The programs are rated A-1 from Standard & Poor's and P-1 from Moody's. In addition, Pharmacia established a stand-by revolving credit facility with an international bank syndicate with a five-year term in an amount of U.S.$500 million, none of which was utilized at December 31, 1994. Included with other short-term borrowings are certain operating capital loans in the foreign subsidiaries.


     As of December 31, 1992, 1993, and 1994, short-term investments amounting to MSEK 1,010, MSEK 1,290 and MSEK 3,953, respectively, related to certain transactions with matching maturities were netted against short-term loans and thus did not affect balance sheet totals.


     The weighted average interest rates on short-term borrowings at December 31, 1992, 1993 and 1994 were 10.58%, 8.05% and 6.62%.

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 17  OTHER CURRENT LIABILITIES

                                                                      AS OF DECEMBER 31,
                                                                    -----------------------
                                                                    1992     1993     1994
                                                                    -----    -----    -----
    Wages, salaries and other remuneration........................    790    1,392    1,326
    Restructuring costs...........................................     --      802       --
    Value-added taxes.............................................    104      175      175
    Accrued royalties.............................................     86      137      219
    Other.........................................................  2,360    2,362    2,043
                                                                    -----    -----    -----
    Total.........................................................  3,340    4,868    3,763
                                                                    =====    =====    =====

NOTE 18  CONVERTIBLE DEBENTURE LOAN

     The original convertible debenture loan in the amount of MSEK 231 is convertible into new Class B Shares during the period April 1, 1992 through April 1, 1995. The convertible debentures carry an annual interest rate of STIBOR less 1 percent fixed annually on March 15. From June 12, 1990 such rates were to 12.7 percent, 11.2 percent from March 15, 1991, 10.75 percent from March 15, 1992, 8.275 percent from March 15, 1993 and 6.04 percent from March 15, 1994.

     The original terms of conversion at SEK 160 were by a resolution at the Annual General meeting on November 10, 1993 adjusted downward to SEK 103.10 in connection with the distribution of BCP.

     Upon full conversion of these convertible debentures, the number of Class B Shares would increase by 2,106,520. (See Note 21.) The dilutive effect of the convertible debentures is not significant for purposes of earnings per share.

NOTE 19  BOND LOANS AND OTHER LONG-TERM LOANS

     As of December 31, 1992, 1993 and 1994, the Group's long-term debt consisted of the following:

                                                                       AS OF DECEMBER 31,
                                                                     -----------------------
                                                                     1992     1993      1994
                                                                     ----     -----     ----
    Bond loan......................................................  106         46     101
    Other long-term loans..........................................   91        970     856
                                                                     ---      -----     ---
    Total..........................................................  197      1,016     957
                                                                     ===      =====     ===

     The bond loans have interest rates of 5.85 and 5.375 percent, and mature in 2008 and 2009. Other long-term loans consist primarily of long-term credit facilities and bear interest at rates from 2.2 percent to 15.0 percent with maturities through 2002.

     Repayment of bond loans and other long-term loans is planned according to the following schedule:

    1996...........................................................................  363
    1997...........................................................................  155
    1998...........................................................................  118
    1999...........................................................................   86
    2000...........................................................................   68
    2001 and thereafter............................................................  167
                                                                                     ---
    Total..........................................................................  957
                                                                                     ===

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 20  PENSION OBLIGATIONS

     Below is a summary of the pension obligations in accordance with Swedish
GAAP:

                                                                     AS OF DECEMBER 31,
                                                                  -------------------------
                                                                  1992      1993      1994
                                                                  -----     -----     -----
    FPG/PRI pensions............................................  1,281     1,346     1,460
    Other plans.................................................    358       369       371
                                                                  -----     -----     -----
    Total.......................................................  1,639     1,715     1,831
                                                                  =====     =====     =====

     The Group participates in several defined benefit pension plans (non-contributory for employees) which cover essentially all employees in its Swedish operations. These plans (Swedish FPG/PRI pensions) form part of a Swedish secured multiemployer pension plan which is centrally administered. The level of benefits and actuarial assumptions are established jointly for all plans, and cannot unilaterally be changed by the Group. A prerequisite for joining the FPG/PRI system is that a company reports the actuarially calculated pension obligation as a liability in its balance sheet. Most international subsidiaries also have retirement plans. Benefits provided under the defined benefit pension plans are primarily based on years of service and the employee's compensation.

     For the significant international subsidiaries with defined benefit pension plans (United States, Germany and the United Kingdom), the Group determines the value of accumulated plan benefits and records pension expense in accordance with local requirements. In Sweden and Germany, the pension liabilities are generally not funded. In the U.S., contributions are made in an annual amount based upon actuarial and economic assumptions designed to achieve adequate funding of projected benefit obligations. In other countries, the pension liability is generally funded by payments to pension insurance organizations.

     Pension costs for the year, including the interest on unfunded costs, amounted to approximately MSEK 244, MSEK 258 and MSEK 326 for the years ended December 31, 1992, 1993 and 1994, respectively. Interest on the Swedish pension liability (FPG/PRI) amounting to MSEK 100, MSEK 76 and MSEK 115, respectively, was classified in interest expense.

     The accounting for pension plans in accordance with Swedish GAAP is different from the accounting and disclosure requirements of U.S. GAAP Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87").


     Since a majority of the plans are unfunded, the accumulated and projected benefit obligations exceed plan assets. A summary of the funded status of the significant plans in accordance with SFAS 87 as of December 31, 1993 and 1994 follows.

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 20  PENSION OBLIGATIONS -- (CONTINUED)

                                                         ABO       PLAN ASSETS       ABO       PLAN ASSETS
                                                       EXCEEDS       EXCEED        EXCEEDS       EXCEED
                                                     PLAN ASSETS       ABO       PLAN ASSETS       ABO
                                                        1993          1993          1994          1994
                                                     -----------   -----------   -----------   -----------
Accumulated benefit obligation (ABO) and vested
  benefit obligation...............................     1,045           284           910           325
Projected benefit obligation.......................     1,194           402           994           443
Plan assets at fair value..........................       (70)         (368)           --          (453)
                                                        -----         -----         -----         -----
Projected benefit obligation in excess of plan
  assets...........................................     1,124            34           994           (10)
Unrecognized net gain..............................        15            39           112            29
Effect of retroactive plan amendments..............        --            (4)           --             6
Transition asset, net of amortization..............        25             4            28            14
                                                        -----         -----         -----         -----
Total liability....................................     1,164            73         1,134            39
                                                        =====         =====         =====         =====
Liabilities for other plans, primarily
  non-Swedish......................................       369                         371
                                                        =====                       =====

     Pension cost calculated under U.S. GAAP includes the following:

                                                                  FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                            -------------------------------
                                                             1992        1993        1994
                                                            -------     -------     -------
    Service cost benefits earned during the year..........     43          62          76
    Interest cost on projected benefit obligation.........    114         132         122
    Actual return on plan assets..........................     (8)        (22)        (36)
    Net amortization and deferral.........................     (4)         (8)         (3)
                                                             ----        ----        ----
                                                              -----       ---- -      ---- -
    Net pension cost for defined benefit plans............    145         164         159
                                                            =========   =========   =========

                                                             1992        1993        1994
                                                            -------     -------     -------
    Assumptions used for the defined benefit plans were:
    Weighted average discount rates.......................  8.5-10%     7.3-8.0%    7.0-9.0%
    Rates of increase in compensation levels..............  6.0-7.0%    3.5-5.5%    3.3-6.5%
    Expected long-term rates of return on assets..........  8.5-9.0%    8.0-8.5%    8.0-8.5%

     Plan assets consist of cash, debt securities and equity securities.

     Employee termination benefits are also accrued for each Italian employee based on vested amounts due and payable upon termination of employment determined in accordance with the Italian Civil Code. Such amounts principally relate to FICE. At December 31, 1993 and 1994, the amounts accrued for such benefits approximated MSEK 513 and MSEK 488 and are recorded in "Other Liabilities" in the Consolidated Balance Sheet. The amounts charged to expense during 1993 and 1994 for such benefits approximated MSEK 51 and MSEK 80.

     As a result of the sale of Deltec in the U.S., Pharmacia recorded a gain from curtailment and a loss from settlement according to the requirements of SFAS 88, "Employer's Accounting for a Settlement or a Curtailment of its Defined Benefit Pension Plan".

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 21  STOCKHOLDERS' EQUITY

     The share capital of Pharmacia AB is divided into two classes: Class A shares and Class B shares. Both classes have the same rights except that Class A stockholders are entitled to one vote per share while Class B stockholders are entitled to one-tenth of a vote per share.

     As of December 31, 1993 and 1994, the share capital (par value SEK 25) consisted of the following:

                                                 1993                              1994
                                     -----------------------------     -----------------------------
                                                       PAR VALUE                         PAR VALUE
                                        TOTAL        (IN MILLIONS)        TOTAL        (IN MILLIONS)
                                     -----------     -------------     -----------     -------------
    Class A Shares.................  164,724,715         4,118         164,724,715         4,118
    Class B Shares.................   88,913,507         2,223          88,927,606         2,223
                                     -----------         -----         -----------         -----
    Total..........................  253,638,222         6,341         253,652,321         6,341
                                     ===========         =====         ===========         =====

     As of December 31, 1993 and 1994 there were 444,000,000 shares authorized.

     Upon full conversion of the convertible debenture loan issued during 1990, the number of Class B shares would increase by 2,106,520. See Note 18.

     The distribution of dividends is limited to the lesser of the unrestricted stockholders' equity (unrestricted reserves and current period net income) included in either the consolidated or the Pharmacia AB parent company balance sheet after proposed appropriations to restricted stockholders' equity (capital stock and restricted reserves). As of December 31, 1994, the amount available for payment of dividends to stockholders of Pharmacia was MSEK 4,462.

     Restricted reserves are not available for distribution but are required to be held to meet statutory requirements in Sweden and other countries where Group companies operate.

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 21  STOCKHOLDERS' EQUITY -- (CONTINUED)
CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                  TOTAL
                                                  CAPITAL     RESTRICTED     UNRESTRICTED     STOCKHOLDERS'
                                                   STOCK       RESERVES        RESERVES          EQUITY
                                                  -------     ----------     ------------     -------------
Balance December 31, 1991.......................   6,339         4,878           6,978            18,195
Transfer between restricted and unrestricted
  reserves......................................      --           806            (806)               --
Translation differences.........................      --            --            (220)             (220)
Dividends.......................................      --            --            (799)             (799)
Net income......................................      --            --           3,433             3,433
                                                   -----         -----           -----             -----
Balance, December 31, 1992......................   6,339         5,684           8,586            20,609
Transfer between restricted and unrestricted
  reserves......................................      --          (821)            821                --
Translation differences.........................      --            --               1                 1
Dividends.......................................      --            --            (900)             (900)
Distribution of BCP.............................      --            --          (6,727)           (6,727)
Net income......................................      --            --           2,667             2,667
Changes in accounting principles (Note 1):
  Functional currency of goodwill...............      --            --             158               158
  Postretirement benefits (SFAS 106)............      --            --            (123)             (123)
Issuance of shares in exchange of convertible
  debentures....................................       2            10              --                12
                                                   -----         -----           -----             -----
Balance, December 31, 1993......................   6,341         4,873           4,483            15,697
Transfer between restricted and unrestricted
  reserves......................................      --         1,239          (1,239)               --
Translation differences.........................      --            --            (288)             (288)
Dividends.......................................      --            --            (558)             (558)
Issuance of shares in exchange of convertible
  debentures....................................      --             2              --                 2
Net income......................................      --            --           3,279             3,279
                                                   -----         -----           -----             -----
Balance, December 31, 1994......................   6,341         6,114           5,677            18,132
                                                   =====         =====           =====             =====

     The dividends paid per share were SEK 3.15, SEK 3.55 and SEK 2.20 in 1992, 1993 and 1994, respectively. A dividend of SEK 2.60 has been approved and was paid on May 22, 1995.

NOTE 22  PLEDGED ASSETS AND CONTINGENT LIABILITIES

                                                                       AS OF DECEMBER 31,
                                                                      ---------------------
                                                                      1992    1993    1994
                                                                      -----   -----   -----
    PLEDGED ASSETS
    Property mortgages..............................................    297     982     632
    Chattel mortgages...............................................      6      --      --
    Short-term investments pledged..................................    970       4       4
    Other assets pledged............................................     25     506     456
                                                                      -----   -----   -----
    Total...........................................................  1,298   1,492   1,092
                                                                      =====   =====   =====

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 22  PLEDGED ASSETS AND CONTINGENT LIABILITIES -- (CONTINUED)

                                                                         AS OF DECEMBER 31,
                                                                         -------------------
                                                                         1992   1993    1994
                                                                         ----   -----   ----
    CONTINGENT LIABILITIES
    Discounted bills...................................................   12       79    --
    Conditional liability to Swedish state.............................   65       65    65
    Guarantees and other contingent liabilities........................  769      955   700
                                                                         ---    -----   ---
    Total..............................................................  846    1,099   765
                                                                         ===    =====   ===

     Contingent liabilities do not include commitments that have been guaranteed by BCP. Such contingent liabilities of Pharmacia amounted to MSEK 190 at December 31, 1994.

     In late 1993, the Italian Treasury Ministry challenged the method used by the pharmaceutical industry in Italy for calculating the sales price to state-operated hospitals. The Treasury Ministry claims that all Italian drug manufacturers have been overcharging hospitals for the past ten years. To date, no formal claims for refunds have been filed by the government of Italy, nor has the law governing price calculation of drugs sold to the hospitals been changed or modified. The Company still believes that it has calculated prices properly and plans to defend its position vigorously.

     The Group is subject to legal proceedings and claims which have arisen in the ordinary course of its business. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Group.

     Expenses for rented and leased assets, including real estate, amounted to MSEK 406, MSEK 471 and MSEK 518 for 1992, 1993 and 1994, respectively.

     Future leasing commitments under non-cancellable lease contracts as of December 31, 1994 are as follows:

        1995.................................................................    473
        1996.................................................................    424
        1997.................................................................    350
        1998.................................................................    319
        1999.................................................................    283
        2000 and thereafter..................................................    378
                                                                               -----
        Total................................................................  2,227
                                                                               =====

     In February 1993, Pharmacia entered into two related transactions with FR FastighetsRenting AB (FR). First, a lease was settled early by means of a payment of MSEK 433 which was charged to income. (See Note 4.) The lease related to a number of office and industrial properties in Uppsala, Umea and Helsingborg. Second, Pharmacia exercised an option to repurchase such properties for MSEK 1,494. The payment for settlement of the lease was based on agreed compensation to FR for exchange losses incurred by FR in financing the properties assigned by Pharmacia. These losses would otherwise have affected rental charges during the remaining period of the lease from 1993 through 2002.

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 23  SEGMENT INFORMATION

     Total revenues to unaffiliated customers and transfers between affiliated companies and other data by geographic area are presented below.

                                           NORDIC AREA            OTHER                 OTHER
                                            EXCLUDING            EUROPEAN    NORTH    PRIMARILY
                                  SWEDEN     SWEDEN      ITALY   COUNTRIES  AMERICA     ASIA      ELIMINATIONS   CONSOLIDATED
                                  ------   -----------   -----   --------   -------   ---------   ------------   ------------
YEAR ENDED DECEMBER 31, 1992
Total revenues:
Unaffiliated customers..........   4,473        524      1,457     5,330     2,356      1,308             --        15,448
Interarea transfers.............   4,862        268          1       506       178         --         (5,815)           --
                                  ------      -----      -----     -----     -----      -----        -------        ------
Total...........................   9,335        792      1,458     5,836     2,534      1,308         (5,815)       15,448
                                  ======      =====      =====     =====     =====      =====        =======        ======
Income from continuing
  operations before income taxes
  and minority interests........   1,777        139        (47)      481       110         84             --         2,544
                                  ======      =====      =====     =====     =====      =====        =======        ======
Total assets excluding net
  assets of discontinued
  operations....................  12,487        855        600     5,101     1,951        935             --        21,929
                                  ======      =====      =====     =====     =====      =====        =======        ======
Net assets of discontinued
  operations....................                                                                                     9,533
                                                                                                                    ======
Total assets (at year end)......                                                                                    31,462
                                                                                                                    ======
YEAR ENDED DECEMBER 31, 1993
Total revenues:
Unaffiliated customers..........   5,112        662      3,414     8,243     3,868      3,409             --        24,708
Interarea transfers.............   5,893        378      1,884       712       765        132         (9,764)           --
                                  ------      -----      -----     -----     -----      -----        -------        ------
Total...........................  11,005      1,040      5,298     8,955     4,633      3,541         (9,764)       24,708
                                  ======      =====      =====     =====     =====      =====        =======        ======
Income (loss) from continuing
  operations before income taxes
  and minority interests........   2,324        (72)       137       493        94        345             --         3,321
                                  ------      -----      -----     -----     -----      -----        -------        ------
Total assets (at year end)......  12,519        406      9,132     5,171     3,752      2,595             --        33,575
                                  ======      =====      =====     =====     =====      =====        =======        ======
YEAR ENDED DECEMBER 31, 1994
Total revenues:
Unaffiliated customers..........   4,653        921      3,546     8,952     4,054      4,324             --        26,450
Interarea transfers.............   6,604        346      2,174       924       723        141        (10,912)           --
                                  ------      -----      -----     -----     -----      -----        -------        ------
Total:..........................  11,257      1,267      5,720     9,876     4,777      4,465        (10,912)       26,450
                                  ======      =====      =====     =====     =====      =====        =======        ======
Income from continuing
  operations before income taxes
  and minority interests........   2,769        133        553     1,212       354        301             --         5,322
                                  ======      =====      =====     =====     =====      =====        =======        ======
Total assets (at year end)......  13,936        617      9,796     3,240     2,915      2,001             --        32,505
                                  ======      =====      =====     =====     =====      =====        =======        ======

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 23  SEGMENT INFORMATION -- (CONTINUED)

                                                                     FOR THE YEAR ENDED
                                                                        DECEMBER 31,
                                                                  -------------------------
                                                                  1992      1993      1994
                                                                  -----     -----     -----
    EXPORT SALES FROM SWEDEN TO:
    Nordic area excluding Sweden................................    628       772       702
    Italy.......................................................    353       356       358
    Other European Countries....................................  3,022     3,457     3,671
    North America...............................................  1,341     1,421     1,297
    Asia........................................................  1,437     2,482     2,586
    Other.......................................................    444       464       434
                                                                  -----     -----     -----
    Total export sales from Sweden..............................  7,225     8,952     9,048
                                                                  =====     =====     =====

NOTE 24  FINANCIAL INSTRUMENTS


     Pharmacia's sales to customers outside Sweden exceed 90 percent of total sales. Selling operations are conducted through Pharmacia's own market companies in a large number of countries, while Group production is largely carried out in Sweden and Italy. Some production also takes place in other countries. Substantial costs of clinical trials and marketing activities are incurred by companies outside Sweden. Because of the high proportion of international activity, Pharmacia's income is exposed to exchange-rate fluctuations to a significant extent. Risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Group's commercial cash flows in various currencies, and a translation risk, that is, the risk of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into kronor for Pharmacia's consolidated financial statements.


     The following information is presented in accordance with SFAS 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments", SFAS 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", and SFAS 107, "Disclosures about Fair Value of Financial Instruments". These statements require disclosure about derivative financial instruments and estimated fair values for all financial instruments.

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 24  FINANCIAL INSTRUMENTS -- (CONTINUED)
     The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies.

                                                   AS OF DECEMBER 31, 1993       AS OF DECEMBER 31, 1994
                                                  --------------------------    --------------------------
                                                  CARRYING    ESTIMATED FAIR    CARRYING    ESTIMATED FAIR
                                                   VALUE          VALUE          VALUE          VALUE
                                                  --------    --------------    --------    --------------
ASSETS
Liquid assets....................................   3,099          3,133          4,004          4,006
Accounts receivable..............................   6,354          6,354          6,196          6,196
Other current assets.............................   1,532          1,532          1,825          1,825
Long-term receivables and other..................     681            666            633            618
Shares and participations (excluding equity
  method investments)............................   1,067            951          1,057            904
LIABILITIES
Accounts payable.................................   2,157          2,157          2,289          2,289
Other current liabilities........................   4,868          4,868          3,763          3,763
Short-term loans.................................   4,826          4,826          1,453          1,453
Convertible debenture loan.......................     219            219            217            217
Bond loans and other long-term loans.............   1,016            897            957            946
DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED
  FOR PURPOSES OTHER THAN TRADING:
Forward exchange contracts (Unrealized gains
  (losses) net)..................................     (22)           (51)            88            221

     For certain financial instruments, including trade accounts receivable and payable, other current assets and liabilities and short-term loans, the carrying amounts approximate fair value because of their short maturity. The methods and assumptions used to estimate the fair values of other financial instruments are summarized below:


     The fair value of short-term investments included in liquid assets was estimated using quoted market prices or dealer quotes for actively traded securities. The fair value of shares and participations have been based primarily on quoted market price.



     Interest on Pharmacia's convertible debenture loan is based on market rates set annually. The fair value of bond loans and other long-term loans has been estimated by discounting anticipated cash flows using rates at which similar loans currently would have been made to similar borrowers.



     As of December 31, 1993 and 1994, short-term investments amounting to MSEK 1,290 and 3,953, respectively, related to certain transactions with matching maturities, were offset against short-term loans and thus do not affect the balance sheet totals. The fair values of these financial instruments do not differ from such amounts.


     Pharmacia's hedging strategy for managing the potential foreign currency exposure of net assets denominated in a foreign currency is essentially to match long-term debt in the same currency.

     Pharmacia also enters into forward foreign exchange contracts in managing its foreign exchange risk. At December 31, 1993 and 1994, the notional amounts of these contracts were MSEK 15,492 and MSEK 16,941, respectively.

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 24  FINANCIAL INSTRUMENTS -- (CONTINUED)
     SFAS 119 requires certain disclosures about derivative financial instruments held or issued for trading purposes or for purposes other than trading. Pharmacia generally utilizes derivative financial instruments only for purposes other than trading.

     In order to reduce the risk of adverse currency effects on the net payment flow, future cash flows are hedged with forward exchange contracts. Gains and losses on forward contracts designated to protect such future transactions are reported in operating income for the period intended to be covered by the hedged transactions. At December 31, 1994, an unrealized gain of MSEK 94 was deferred (1993 MSEK -- 29).

     The table below summarizes by the kronor equivalent of major currencies the contractual amounts that have been sold forward through forward exchange contracts at December 31, 1993 and 1994 to hedge future transactions.

                                                                       1993      1994
                                                                       -----     -----
        JPY..........................................................  1,329     1,636
        USD..........................................................    630       676
        ITL..........................................................     25       101
        DEM..........................................................    389       424
        FRF..........................................................    279       239
        ESP..........................................................     54       138
        GBP..........................................................    228       154
        Other........................................................    385       602
                                                                       -----     -----
        Total........................................................  3,319     3,970
                                                                       =====     =====

     Of the total of MSEK 3,970, MSEK 3,772 is due in 1995 and the remainder is due in 1996.

     Pharmacia also hedges certain financial assets and liabilities through forward exchange contracts, in order to manage the impact of fluctuations in exchange rates. Forward contracts intended to protect Group lending and borrowing amount to MSEK 6,985 at December 31, 1994. These forward exchange contracts are valued at the spot rate prevailing at the balance sheet date and the premiums or discounts are amortized over the lifetime of the contract. Unrealized gains and losses on forward exchange contracts that are designated as, and are effective as, hedges of recorded assets and liabilities valued at the spot rate, are netted out against the corresponding unrealized gain or loss on the underlying asset or liability.

     In addition, investments in foreign subsidiaries' net assets are partly hedged through forward exchange contracts. Stockholders' equity denominated in currencies other than Swedish kronor amounts to MSEK 9,337. Of that amount, MSEK 4,331 is hedged. The premiums or discounts of these contracts are amortized over the lifetime of the contract. Any exchange gains or losses on forward exchange contracts that hedge a net investment in a foreign subsidiary are recorded directly to stockholders' equity as a translation adjustment.

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 25  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

     Application of U.S. GAAP would have the following approximate effect on the consolidated net income and stockholders' equity of Pharmacia.

                                                                      FOR THE YEAR ENDED
                                                                         DECEMBER 31
                                                              ----------------------------------
                                                              1992       1993      1994      1994
                                                              -----     ------     -----     ---
                                                              (SEK)     (SEK)      (SEK)      $
                                                                  (IN MILLIONS, EXCEPT PER SHARE
                                                                                        AMOUNTS)
Swedish GAAP net income from continuing operations..........  1,599      2,168     3,279     450
Adjustments:
Accounting for business combination and goodwill............   (445)    (1,537)     (383)    (53)
Deferred income taxes.......................................    237        127       (72)    (10)
Foreign exchange gains and losses, net......................   (542)       498       123      17
Disposal of subsidiary......................................     --         --      (361)    (50)
Other adjustments...........................................     25         41       143      20
Income tax effect of U.S. GAAP adjustments..................    155        (16)      (73)    (10)
                                                              -----     ------     -----     ----
Approximate U.S. GAAP net income from continuing
  operations................................................  1,029      1,281     2,656     364
                                                              -----     ------     -----     ----
Approximate U.S. GAAP net income from discontinued
  operations................................................   (871)       243        --      --
                                                              -----     ------     -----     ----
Approximate U.S. GAAP net income............................    158      1,524     2,656     364
                                                              =====     ======     =====     ====
Approximate U.S. GAAP per share amounts:
Net income per share from continuing operations.............   4.06       5.05     10.47     1.44
Net income per share from discontinued operations...........  (3.44)      0.96        --      --
                                                              -----     ------     -----     ----
Net income per share/ADS....................................    .62       6.01     10.47     1.44
                                                              =====     ======     =====     ====

                                                                     AS OF DECEMBER 31,
                                                           --------------------------------------
                                                            1992       1993       1994      1994
                                                           ------     ------     ------     -----
                                                           (SEK)      (SEK)      (SEK)        $
Swedish GAAP stockholders' equity........................  20,609     15,697     18,132     2,487
Adjustments:
Accounting for business combination and goodwill.........   7,886      6,495      5,755       790
Deferred income taxes....................................     220         85         36         5
Foreign exchange gains and losses, net...................    (527)       (29)        94        13
Investments..............................................      --         --       (151)      (21)
Discontinued operations..................................   2,529         --         --        --
Other adjustments........................................     285        172        315        43
                                                           ------     ------     ------     -----
Approximate U.S. GAAP stockholders' equity...............  31,002     22,420     24,181     3,317
                                                           ======     ======     ======     =====

---------------

(1) Solely for the convenience of the reader, financial information has been translated to U.S. dollars using the June 30, 1995 Noon Buying Rate of $1.00 = SEK 7.29.

  Accounting for Business Combination and Goodwill

ACQUISITIONS OF OLD PHARMACIA AND PROVENDOR

     Pharmacia accounted for the acquisitions of Old Pharmacia and Provendor (included in the BCP business) during 1990 as a combination of historical carrying values in accordance with the pooling method of accounting in Sweden with effect from January 1, 1990. Under U.S. GAAP, these acquisitions would have

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 25  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN
THE UNITED STATES -- (CONTINUED)
been accounted for using the purchase method as of the acquisition date in June 1990. Under the purchase method, goodwill representing the excess of the purchase price over the fair values of the net assets acquired was capitalized and amortized over its estimated useful life of 20 years for Old Pharmacia and 40 years for Provendor.

     The adjustments resulting from the Old Pharmacia acquisition have been included in the reconciliation of approximate U.S. GAAP net income from continuing operations. Adjustments resulting from the Provendor acquisition have been included in the calculation of U.S. GAAP net income from discontinued operations.

FICE

     Certain costs incurred by Pharmacia in connection with the 1993 acquisition and integration of the FICE business relating to the termination of Pharmacia employees and closing of Pharmacia facilities have been considered a component of the purchase price of FICE under Swedish GAAP. Such costs of the acquiring entity would be recorded as an expense under U.S. GAAP. In addition, U.S. GAAP requires that excess purchase price allocated to acquired in-process research and development activities be immediately expensed at the date of acquisition. No such allocation of purchase price to acquired in-process research and development activities was made for Swedish GAAP. As a result of these differences, U.S. GAAP pretax income in 1993 was reduced by MSEK 1,125 consisting primarily of MSEK 708 for acquired in-process research and development activities, MSEK 291 for severance related payments for Pharmacia employees that were terminated in connection with the FICE acquisition, and MSEK 126 for the closing or abandonment of duplicate facilities of Pharmacia.

     The original accrual for costs related to the integration of the FICE businesses was MSEK 1,200 which was recorded as additional purchase price under Swedish GAAP. These costs related to the planned termination of approximately 1,100 marketing and administrative employees, the closing of certain duplicate facilities and other related integration costs. The original liability for FICE restructuring charges was reduced by cash payments of MSEK 398 in 1993 and MSEK 536 in 1994 resulting in a remaining liability of MSEK 266 at December 31, 1994.

INCOME TAXES


     Under U.S. GAAP, deferred taxes on all temporary differences between book and tax basis of assets and liabilities have been considered in accordance with SFAS No. 109. Under Swedish GAAP the deferred tax liability component in untaxed reserves and other deferred tax liabilities have been recorded. However, not all deferred tax assets are recognized. Also, Pharmacia does not recognize tax benefits on net operating losses even if deferred tax liabilities exist but rather only recognizes the benefits of such net operating losses when realized.


     The post acquisition utilization of acquired tax loss carryforwards from the acquisition of FICE which under Swedish GAAP reduces tax expense, were credited against goodwill, and accordingly did not affect income under U.S. GAAP.


     Under Swedish GAAP, income taxes were allocated between BCP and Pharmacia on the basis of the statutory tax charge incurred by each company, which takes into account taxable transfers of reserves between BCP and Pharmacia. Such taxable transfers of reserves were eliminated for financial reporting of pretax income amounts. For U.S. GAAP purposes, income tax expense for income from continuing operations has

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 25  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN
THE UNITED STATES -- (CONTINUED)
been adjusted to give effect to income tax expense Pharmacia would have incurred on a stand alone basis, excluding BCP.

FOREIGN EXCHANGE GAINS AND LOSSES, NET


     Under Swedish GAAP, gains and losses on forward foreign exchange contracts designated to hedge anticipated transactions are generally recorded as income or expense when the underlying transaction is recorded. For financial instruments which are not designated to cover a specified cash flow, unrealized losses are charged against income while unrealized gains are deferred. Under U.S. GAAP, both unrealized gains and losses would be recorded in the income statement currently based on the period end market values on forward exchange contracts used to cover anticipated transactions and on financial instruments which are not used to cover a specified cash flow.


GAIN ON SALE OF SUBSIDIARY


     The company sold Deltec, a U.S. company, in 1994 and realized a tax-free capital gain of approximately MSEK 596 under Swedish GAAP. Deltec was acquired in connection with the purchase of Old Pharmacia which was accounted for as a purchase under U.S. GAAP, as described above. Accordingly, the gain on the disposal of Deltec differs on a U.S. GAAP basis primarily due to the allocation of a portion of Old Pharmacia goodwill to the book basis of Deltec resulting in a gain of MSEK 235 under U.S. GAAP.


INVESTMENTS

     Effective January 1, 1994, the company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" for U.S. GAAP purposes. The company has classified its investment securities as "available for sale" and accordingly, SFAS 115 requires that all investments in such debt securities and equity securities with a readily determinable fair value must be recorded at their fair value with unrealized gains and losses included directly in stockholders' equity. The cumulative effect of the adoption of SFAS 115 at January 1, 1994 was a decrease in stockholders' equity of MSEK 59, which was net of applicable deferred taxes of MSEK 23. The effect of accounting for investments under SFAS 115 at December 31, 1994 was a decrease in stockholders' equity of MSEK 109, which was net of applicable deferred taxes of MSEK 42.

OTHER ADJUSTMENTS


     These adjustments pertain primarily to capitalized interest on construction in progress and accounting for pensions. Under Swedish GAAP Pharmacia provides for its pension obligations based on actuarial calculations. Under U.S. GAAP, the determination of pension costs and pension obligations are also based on actuarial calculations, but the methods and assumptions are more prescriptive under SFAS 87.


DISCONTINUED OPERATIONS

     The most significant adjustment reflected in the reconciliation of approximate U.S. GAAP net income from discontinued operations is the accounting for business combination and goodwill discussed above as it pertains to the acquisition of Provendor in 1990. A significant amount of the goodwill recognized in this acquisition for U.S. GAAP purposes only (MSEK 2,042) was written off during 1992 in connection with calculating the loss on disposition of two companies previously included in the Provendor group. Other adjustments relate primarily to the difference in the allocation of income taxes between continuing and discontinued operations discussed under income taxes above with the remaining adjustments attributable to

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 25  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN
THE UNITED STATES -- (CONTINUED)
differences in accounting for pensions and post retirement benefits, assets revaluations and certain lease transactions.


     For Swedish GAAP purposes, the effective disposal date of BCP was July 1, 1993. Although for U.S. GAAP purposes, the actual distribution date of the BCP shares of November 16, 1993 would have been used, there would have been no effect on net income from continuing operations or on shareholders' equity. Had November 16, 1993 been used for the distribution date, income from discontinued operations would have increased or decreased for the operating results for the period from July 1, 1993 to November 16, 1993, and the distribution of BCP shares reflected as dividend would have changed by the same amount.


CLASSIFICATIONS

     The interest costs associated with the Swedish pension liability recorded as interest expense under Swedish GAAP would be included in operating expenses under U.S. GAAP as a component of pension expense.

     Certain deferred tax assets as shown in Note 7 and the short-term investments and loans as described in Notes 9 and 16, respectively, have been offset under Swedish GAAP. Such assets and liabilities would have been shown gross as assets and liabilities under U.S. GAAP.

     The Consolidated Statements of Cash Flows has been reconciled to liquid assets which consist of cash, bank deposits and short-term investments. Under U.S. GAAP, cash flows would have been reconciled to cash and cash equivalents and only cash and bank deposits would have been included in this definition. The movements in short-term investments would have been included as a component of cash flows from investing activities under U.S. GAAP.

ACCOUNTING FOR OTHER POSTRETIREMENT BENEFIT PLANS

     In the U.S., Pharmacia provides certain medical and life insurance benefits to retired employees through postretirement benefit plans. Effective January 1, 1993, Pharmacia adopted the Statement of Financial Accounting Standards No. 106 "Employers Accounting for Postretirement Benefits other than Pensions". Pharmacia elected immediate recognition of the transition obligation by reducing stockholders' equity by an amount of MSEK 123, as a cumulative effect adjustment. Substantially all of this amount related to BCP and this cumulative effect adjustment has been included in the determination of income from discontinued operations for the period under U.S. GAAP.

     Postretirement benefit costs during 1993 and 1994 were MSEK 13 and MSEK 11 and the accumulated postretirement benefit obligation (APBO) at December 31, 1993 and 1994 was MSEK 136 and MSEK 81. As of December 31, 1993 and 1994, the valuation of the APBO was based on assumed discount rates of 7.25% and 8.5%. No further disclosures are considered necessary as these amounts are not material to the Consolidated Financial Statements of Pharmacia.

NEW U.S. ACCOUNTING STANDARDS NOT YET ADOPTED

     In March 1995, the U.S. Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ". SFAS No. 121 establishes accounting standards for the recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain intangibles to be disposed of. The

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 25  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN
THE UNITED STATES -- (CONTINUED)
company is required to first comply with the requirements of SFAS No. 121 in its 1996 Consolidated Financial Statements. The company believes that FASB 121 would not have had a significant impact on the financial position and results of operations had FASB 121 been adopted in the 1994 financial statements.

NOTE 26  RELATED PARTY TRANSACTIONS

     In the ordinary course of business the Group has various transactions with the State. Transactions with the State include investments in the government and governmental agency security and sales of pharmaceuticals and health care products to the pharmacies (Apotek) controlled by the State. Sales to the Apotek pharmacies amounted to MSEK 1,811, MSEK 1,727 and MSEK 1,780 in 1992, 1993 and 1994. As of December 31, 1993 and 1994, Pharmacia had MSEK 98 and MSEK 182, respectively, due from the Apotek pharmacies.

NOTE 27  SUPPLEMENTAL CASH FLOW INFORMATION

     In connection with Pharmacia's acquisition of FICE in 1993 and Pierrel in 1992, the fair values of assets acquired and liabilities assumed were as follows:

                                                                            1992     1993
                                                                            -----   ------
    Fair value of assets acquired, including goodwill.....................  1,761   15,330
    Liabilities assumed...................................................  1,042    8,656
                                                                            -----   ------
    Total cash paid for the net assets acquired...........................    719    6,674
                                                                            =====   ======

     There were no significant non-cash financing and investing activities during 1994.

     Cash paid for interest and taxes was as follows:

                                                                        FOR THE YEAR ENDED
                                                                           DECEMBER 31,
                                                                       --------------------
                                                                       1992   1993    1994
                                                                       ----   -----   -----
    Interest.........................................................   318   1,187     410
    Income taxes.....................................................   162     866   1,626

NOTE 28  PERSONNEL


                                                                     FOR THE YEAR ENDED
                                                                        DECEMBER 31,
                                                                  -------------------------
                                                                  1992      1993      1994
                                                                  -----     -----     -----
     Wages, salaries and other remuneration:
       Boards of Directors and management.......................    115       253       380
       Other employees..........................................  3,204     4,863     5,119
     Social security costs......................................  1,198     1,675     1,806
                                                                  -----     -----     -----
     Total......................................................  4,517     6,791     7,305
                                                                  =====     =====     =====



     Wages, salaries and other remuneration include bonuses of MSEK 22, MSEK 13 and MSEK 12 in 1992, 1993 and 1994, respectively.

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 28  PERSONNEL -- (CONTINUED)

                                                                    FOR THE YEAR ENDED
                                                                       DECEMBER 31,
                                                               ----------------------------
                                                                1992       1993       1994
                                                               ------     ------     ------
     OPERATIONS IN SWEDEN
     Average number of employees.............................   6,103      6,361      6,415
     Payroll costs...........................................   2,288      2,291      2,481
     OPERATIONS OUTSIDE SWEDEN
     Average number of employees.............................   7,437     11,482     12,207
     Payroll costs...........................................   2,229      4,500      4,824
     TOTAL OPERATIONS
     Average number of employees.............................  13,540     17,843     18,622
                                                               ------     ------     ------
     Payroll costs...........................................   4,517      6,791      7,305
                                                               ======     ======     ======

     The average number of employees is calculated as the total number of hours worked divided by the number of working hours constituting a full-time working year. For companies acquired and sold during the year, this number is calculated proportionately. The average number of men employed in the Group in 1994 was 10,448 (3,293 in Sweden) and the average number of women was 8,174 (3,122 in Sweden).

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 28  PERSONNEL -- (CONTINUED)
     Payroll costs refer to wages, salaries and other remuneration and social security costs.


                                                                1992       1993       1994
                                                                -----     ------     ------
    Average number of employees outside Sweden, by country:
    Australia.................................................     63        113        125
    Austria...................................................    118        123        110
    Belgium...................................................    149        177        128
    Brazil....................................................     46        275        245
    Canada....................................................    105        110        118
    Denmark...................................................    307        256        172
    Finland...................................................     65         71         62
    France....................................................    502        617        594
    Germany...................................................    977      1,092      1,288
    Greece....................................................      9         72         70
    Hong Kong.................................................     48        131        244
    Indonesia.................................................     94        243         71
    Ireland...................................................     79         89        183
    Italy.....................................................    989      2,903      3,634
    Japan.....................................................    381        574        647
    Mexico....................................................     --        194        310
    Netherlands...............................................    293        311        271
    Norway....................................................    246        283        309
    Portugal..................................................     23        118         76
    South Africa..............................................      1         22         51
    Spain.....................................................    475        798        997
    Switzerland...............................................     82         84         97
    Taiwan....................................................     24         58         69
    Thailand..................................................      4         50         65
    United Kingdom............................................    476        462        420
    United States.............................................  1,841      2,018      1,689
    Other countries...........................................     40        238        162
                                                                -----     ------     ------
    Total.....................................................  7,437     11,482     12,207
                                                                =====     ======     ======


     Information is given below about the benefits payable to the senior management in accordance with the recommendations of the Swedish Industry and Stock Exchange Committee.

     Soren Gyll, chairman of Pharmacia, received a fee of SEK 250,000 for Board duties in 1994. This amount forms part of the total fee for Board duties established, on an annual basis, by the Annual Meeting on June 1, 1994.

     Jan Ekberg, president and CEO of Pharmacia, received a total of SEK 3,890,000 in salary and other benefits in 1994. By agreement, a bonus is payable to him in the form of a special pension supplement at a one-time cost amounting to a maximum of SEK 1,300,000 for 1994.

     Jan Ekberg's retirement age is 60 years. In case of termination of his employment contract by Pharmacia, he is entitled to one year's notice. He is subsequently entitled to monthly severance pay equal to his cash monthly salary until he reaches the retirement age of 60. Jan Ekberg was born in 1936. He cannot demand

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 28  PERSONNEL -- (CONTINUED)
severance pay if he gives notice of termination and he forfeits severance pay if he transfers to competing activities. Pension benefits are payable in accordance with the company's plan (see below).

     Pension benefits for senior managerial staff in Pharmacia are based, according to the company's plan, on the national pension plan. The retirement age for senior managers is 60 years. Pension benefit is payable in an amount of 65 percent of the salary portion up to 20 times the so-called base amount and in an amount of 32.5 percent of the salary portion between 20 and 50 times the base amount. In addition, customary ITPK (supplementary pension for salaried employees in industry and commerce) is payable.

     In certain cases, a few employees in senior managerial positions have been granted a guaranteed level of retirement pension whereby they are entitled, between the ages of 60 and 65 years, to 70 percent of their salary without an upper salary limit and, from the age of 65, for life, to at least 50 percent of their salary without an upper salary limit. The precondition for entitlement to this pension guarantee is that the employee remain in employment up to the age of 60.

     Termination of employment contracts for executives requires six months notice from either side. If the company serves notice of termination, the employee is entitled subsequently to severance pay totaling 12 times the monthly salary. If the employee has reached the age of 55 at the date on which notice is served, severance pay equal to 18 times the monthly pay is payable. The employee cannot demand severance pay if he or she gives notice of termination and forfeits severance pay on transferring to competing activities.

     As a result of corporate acquisitions and restructuring operations in the Group, a few employees are subject to different conditions. These conditions are currently being readjusted and adapted to established rules.

                                   PHARMACIA

                         CONSOLIDATED INCOME STATEMENTS

                                                             FOR THE SIX MONTHS ENDED JUNE 30,
                                                            -----------------------------------
                                                             1994           1995          1995
                                                            -------        -------       -------
                                                             SEK             SEK            $

                                                                   (UNAUDITED -- NOTE 1)
                                                            (IN MILLIONS, EXCEPT SHARE AND PER
                                                                      SHARE AMOUNTS)
Sales.....................................................   13,679        13,272         1,821
Operating expenses........................................  (10,137)       (9,780)       (1,341)
Significant non-recurring items...........................      184            64             9
Depreciation and amortization.............................     (965)         (965)         (133)
Share in earnings (losses) of associated companies, net...       (1)          (13)           (2)
                                                            -------       -------       -------
OPERATING INCOME..........................................    2,760         2,578           354
                                                            -------       -------       -------
Dividends received........................................       16            25             3
Interest income...........................................      230           307            42
Interest expense..........................................     (344)         (211)          (29)
Foreign exchange gains (losses), net......................       10            14             2
Other financial income and expenses, net..................       (8)          (15)           (2)
                                                            -------       -------       -------
FINANCIAL INCOME AND EXPENSES, NET........................      (96)          120            16
                                                            -------       -------       -------
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS.........    2,664         2,698           370
Income taxes..............................................   (1,083)         (970)         (133)
Minority interests........................................       (1)           --            --
                                                            -------       -------       -------
NET INCOME................................................    1,580         1,728           237
                                                            -------       -------       -------
NET INCOME PER SHARE......................................     6.23          6.78           .93
                                                            -------       -------       -------
WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS)..........  253,640       254,702       254,702
                                                            =======       =======       =======

          See accompanying Notes to Consolidated Financial Statements.

                                   PHARMACIA

                          CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,      JUNE 30,     JUNE 30,
                                                                  1994             1995         1995
                                                               ------------      --------     --------
                                                                   SEK             SEK           $

                                                                                 (UNAUDITED-NOTE 1)
                                                                           (IN MILLIONS)
ASSETS
CURRENT ASSETS
Liquid assets................................................      4,004          5,104          700
Trade accounts receivable....................................      6,196          6,631          910
Other receivables............................................      1,825          1,287          177
Inventories..................................................      3,202          3,634          498
                                                                  ------         ------        -----
     Total current assets....................................     15,227         16,656        2,285
                                                                  ------         ------        -----
FIXED ASSETS
Shares and participations....................................      1,101          1,109          152
Long-term receivables and other investments..................        633            621           85
Intangible assets, net.......................................      6,152          6,029          827
Property, plant and equipment, net...........................      9,392          9,455        1,297
                                                                  ------         ------        -----
     Total fixed assets......................................     17,278         17,214        2,361
                                                                  ------         ------        -----
TOTAL ASSETS.................................................     32,505         33,870        4,646
                                                                  ======         ======        =====
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade accounts payable.......................................      2,289          1,663          228
Income taxes payable.........................................      1,437          1,308          179
Short-term loans.............................................      1,453          2,206          303
Other current liabilities....................................      3,763          4,682          642
                                                                  ------         ------        -----
Total current liabilities....................................      8,942          9,859        1,352
                                                                  ------         ------        -----
LONG-TERM LIABILITIES
Convertible debenture loans..................................        217             --           --
Bond loans...................................................        101            120           16
Other long-term loans........................................        856            501           69
Pension obligation...........................................      1,831          1,821          250
Deferred income taxes........................................      1,306          1,331          183
Other liabilities............................................      1,120            844          116
                                                                  ------         ------        -----
Total long-term liabilities..................................      5,431          4,617          634
                                                                  ------         ------        -----
STOCKHOLDERS' EQUITY
Capital stock................................................      6,341          6,394          877
Restricted reserves..........................................      6,114          6,743          925
                                                                  ------         ------        -----
Total restricted stockholders' equity........................     12,455         13,137        1,802
                                                                  ------         ------        -----
Unrestricted reserves........................................      2,398          4,529          621
Net income...................................................      3,279          1,728          237
                                                                  ------         ------        -----
Total unrestricted stockholders' equity......................      5,677          6,257          858
                                                                  ------         ------        -----
Total stockholders' equity...................................     18,132         19,394        2,660
                                                                  ------         ------        -----
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...................     32,505         33,870        4,646
                                                                  ======         ======        =====

          See accompanying Notes to Consolidated Financial Statements

                                   PHARMACIA

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 1  INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Sweden (Swedish
GAAP). These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). See
Note 7 for a reconciliation of the principal differences between Swedish GAAP and U.S. GAAP effecting Pharmacia's net income and stockholders' equity.

     In these Notes to the Consolidated Financial Statements, references to the "Company" are to Pharmacia Aktiebolag and its predecessors and references to "Pharmacia" or the "Group" are to the Company and its consolidated subsidiaries, unless the context otherwise requires.

     The interim consolidated financial statements have been prepared using the same principles as in previous years as described in Note 1 to the Notes to the Consolidated Financial Statements for the years ended and as at December 31, 1992, 1993 and 1994 included in the company's latest annual report on Form 20-F.

     The information included in the interim consolidated financial statements is unaudited. In the opinion of management, the interim financial statements reflect all adjustments, consisting of normal recurring accruals, which are necessary for a fair presentation of results for interim periods. Interim results for the six months ended June 30, 1995 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 1995.

     Solely for the convenience of the reader, the June 30, 1995 interim consolidated financial statements have been translated into United States Dollars ($) using the June 30, 1995 Noon Buying Rate of the Federal Reserve Bank of New York of $1 = SEK 7.29.

NOTE 2  INVENTORIES

     Inventories are comprised of the following components:


                                                                 DECEMBER 31,     JUNE 30,
                                                                     1994           1995
                                                                 ------------     --------
        Raw materials..........................................      1,488          1,394
        Work-in-progress.......................................        304            311
        Finished goods.........................................      1,410          1,929
                                                                    ------        --------
        Total Inventories......................................      3,202          3,634
                                                                 ==========        ======


NOTE 3  CONTINGENT LIABILITIES

     Contingent liabilities consisted of the following:


                                                                 DECEMBER 31,     JUNE 30,
                                                                     1994           1995
                                                                 ------------     --------
        Conditional liability to Swedish state.................        65             65
        Guarantees and other contingent liabilities............       700            702
                                                                      ---            ---
        Total Contingent Liabilities                                  765            767
                                                                      ===            ===


     Contingent liabilities do not include commitments that have been guaranteed by BCP. Such contingent liabilities of Pharmacia amounted to MSEK 150 at June 30, 1995.

     In late 1993, the Italian Treasury Ministry challenged the method used by the pharmaceutical industry in Italy for calculating the sales price to state-operated hospitals. The Treasury Ministry claims that all Italian

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 3  CONTINGENT LIABILITIES (CONTINUED)
drug manufacturers have been overcharging hospitals for the past ten years. To date, no formal claims for refunds have been filed by the government of Italy, nor has the law governing price calculation of drugs sold to the hospitals been changed or modified. Management still believes that it has calculated prices properly and plans to defend its position vigorously.

     The Group is subject to legal proceedings and claims which have arisen in the ordinary course of its business. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Group.

NOTE 4  DEBT


SHORT-TERM LOANS


                                                                     DECEMBER 31,     JUNE 30,
                                                                         1994           1995
                                                                     ------------     --------
    Utilized bank credit lines.....................................        315            373
    Other short-term borrowing.....................................        854          1,335
    Current portion of long-term loans.............................        284            498
                                                                         -----          -----
    Total..........................................................      1,453          2,206
                                                                         =====          =====

     The Group has available two U.S.$ 500 million commercial paper programs established in the U.S. and Europe of which MSEK 1,174 was utilized at June 30, 1995. The programs are rated A-1 from Standard & Poor's and P-1 from Moody's. In addition, Pharmacia established a stand-by revolving credit facility with an international bank syndicate with a five-year term in an amount of U.S.$ 500 million, none of which was utilized at June 30, 1995.


     As of December 31, 1994 and June 30, 1995, short-term investments amounting to MSEK 3,953 and MSEK 2,878, respectively, related to certain transactions with matching maturities were netted against short-term loans and thus did not affect balance sheet totals.


CONVERTIBLE DEBENTURE LOAN


     During the six-month period ending June 30, 1995, the convertible debenture loan in the amount of MSEK 217 was converted into 2,099,792 Class B Shares. This resulted in an increase to share capital in the amount of MSEK 53 and an increase to restricted reserves in the amount of MSEK 164.


BOND LOANS AND OTHER LONG-TERM LOANS

                                                                     DECEMBER 31,     JUNE 30,
                                                                         1994           1995
                                                                     ------------     --------
    Bond loans.....................................................       101            120
    Other long-term loans..........................................       856            501
                                                                          ---            ---
    Total..........................................................       957            621
                                                                          ===            ===

     The bond loans have interest rates of 3.90 and 4.21 percent, and mature in 2008 and 2009. Other long-term loans consist primarily of long-term credit facilities and bear interest at rates from 2.2 percent to 15.0 percent with maturities through 2002.

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 5  FINANCIAL INSTRUMENTS


     Pharmacia's sales to customers outside Sweden exceed 90 percent of total sales. Selling operations are conducted through Pharmacia's own market companies in a large number of countries, while Group production is largely carried out in Sweden and Italy. Some production also takes place in other countries. Substantial costs of clinical trials and marketing activities are incurred by companies outside Sweden. Because of the high proportion of international activity, Pharmacia's income is exposed to exchange-rate fluctuations to a significant extent. Risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Group's commercial cash flows in various currencies, and a translation risk, that is, the risk of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into kronor for Pharmacia's consolidated financial statements.


     Pharmacia's hedging strategy for managing the potential foreign currency exposure of net assets denominated in a foreign currency is essentially to match long-term debt in the same currency.


     Pharmacia also enters into forward foreign exchange contracts in managing its foreign exchange risk. At December 31, 1994 and June 30, 1995, the notional amount of these contracts were MSEK 16,941 and MSEK 15,201, respectively. Pharmacia generally utilizes derivative financial instruments solely for purposes other than trading.



     In order to reduce the risk of adverse currency effects on the net payment flow, future cash flows are hedged with forward exchange contracts. Gains and losses on forward contracts designated to protect such future transactions are reported in operating income for the period intended to be covered by the hedged transactions. At June 30, 1995, an unrealized loss of MSEK 90 was deferred (June 30, 1994 MSEK 0).


NOTE 6  STOCKHOLDERS' EQUITY

     Changes in stockholders' equity are as follows:

                                                                                                  TOTAL
                                                  CAPITAL     RESTRICTED     UNRESTRICTED     STOCKHOLDERS'
                                                   STOCK       RESERVES        RESERVES          EQUITY
                                                  -------     ----------     ------------     -------------
Balance, December 31, 1994......................   6,341         6,114           5,677            18,132
Transfer between restricted and unrestricted
  reserves......................................    --             465            (465)               --
Translation differences.........................    --           --                (18)              (18)
Dividends.......................................    --           --               (665)             (665)
Issuance of shares in exchange of convertible
  debentures....................................      53           164          --                   217
Net income......................................    --              --           1,728             1,728
                                                  -------     ----------     ------------     -------------
Balance, June 30, 1995..........................   6,394         6,743           6,257            19,394
                                                   =====       =======       =========         =========

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 7  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

     Application of U.S. GAAP would have the following effect on the consolidated net income and stockholders' equity of Pharmacia.

                                                                         FOR THE SIX MONTHS
                                                                            ENDED JUNE 30
                                                                      -------------------------
                                                                      1994      1995      1995
                                                                      -----     -----     -----
                                                                       SEK       SEK      $(1)

                                                                      (IN MILLIONS, EXCEPT PER
                                                                           SHARE AMOUNTS)
Swedish GAAP net income.............................................  1,580     1,728       237
Adjustments:
Accounting for business combinations and goodwill...................   (196)     (226)      (31)
Deferred income taxes...............................................     20       (24)       (3)
Foreign exchange gains and losses, net..............................     29      (184)      (25)
Other adjustments...................................................     67        89        12
Income tax effect of U.S. GAAP adjustments..........................    (25)       28         4
                                                                      -----     -----     -----
U.S. GAAP net income................................................  1,475     1,411       194
                                                                      =====     =====     =====
U.S. GAAP net income per share/ADS..................................   5.82      5.54      0.76
                                                                      =====     =====     =====

                                                                 AT DEC. 31,        AT JUNE 30,
                                                                 -----------     -----------------
                                                                    1994          1995       1995
                                                                 -----------     ------      -----
                                                                    SEK           SEK        $(1)

                                                                  (IN MILLIONS, EXCEPT PER SHARE
                                                                             AMOUNTS)
Swedish GAAP stockholders' equity..............................     18,132       19,394      2,660
Adjustments:
Accounting for business combinations and goodwill..............      5,755        5,541        760
Deferred income taxes..........................................         36           71         10
Foreign exchange gains and losses, net.........................         94          (90)       (12)
Investments....................................................       (151)        (184)       (25)
Other adjustments..............................................        315          404         55
                                                                    ------       ------      -----
U.S. GAAP stockholders' equity.................................     24,181       25,136      3,448
                                                                    ======       ======      =====

---------------

(1) Solely for the convenience of the reader, financial information has been translated to U.S. dollars using the June 30, 1995 Noon Buying Rate of $1.00 = SEK 7.29.


CLASSIFICATIONS

     The interest costs associated with the Swedish pension liability recorded as interest expense under Swedish GAAP would be included in operating expenses under U.S. GAAP as a component of pension expense.


     Short-term investments and loans with matching maturities as described in
Note 4 have been offset under Swedish GAAP. Such assets and liabilities would have been shown gross as assets and liabilities under U.S. GAAP.

                                   PHARMACIA

      (Amounts in MSEK, except per share amounts, unless otherwise stated)

NOTE 7  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED
       STATES -- (CONTINUED)
     Deferred tax assets are netted against deferred tax liabilities and reported as long-term liabilities under Swedish GAAP. Under U.S. GAAP, deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the related asset or liability that gives rise to the temporary difference. A deferred tax asset or liability that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, shall be classified according to the expected reversal date of the specific temporary difference.


     Liquid assets reported on the Consolidated Balance Sheet consists of cash, bank deposits and short-term investments under Swedish GAAP. Under U.S. GAAP, only liquid assets with original maturity dates of three months or less would be reported as cash and cash equivalents. Short-term investments with original maturity of greater than three months would be classified as other short-term investments.

                            PHARMACIA & UPJOHN, INC.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Pharmacia & Upjohn, Inc.

     We have audited the accompanying consolidated balance sheet of Pharmacia & Upjohn, Inc. as of August 21, 1995. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Pharmacia & Upjohn, Inc. as of August 21, 1995, in conformity with generally accepted accounting principles.

/s/ COOPERS & LYBRAND L.L.P.    /s/ KPMG PEAT MARWICK LLP
Chicago, Illinois               Short Hills, New Jersey
August 21, 1995                 August 21, 1995

                    PHARMACIA & UPJOHN, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET
                                AUGUST 21, 1995

                                     ASSETS

Current assets:
     Cash..............................................................................  $10
                                                                                         ===
     Total assets......................................................................  $10
                                                                                         ===

                              SHAREHOLDERS' EQUITY

Common Stock, $.01 par value; 1,000 shares authorized; 1,000 shares issued and outstanding..........................................................................  $10
                                                                                         ---
                                                                                         ---
     Total shareholders' equity........................................................  $10
                                                                                         ===

 The accompanying notes are an integral part of the consolidated balance sheet.

            PHARMACIA & UPJOHN, INC. AND SUBSIDIARY (THE "COMPANY")

                      NOTES TO CONSOLIDATED BALANCE SHEET

1.   ORGANIZATION

     Pharmacia & Upjohn, Inc. (the "Company") was incorporated on August 17, 1995 and has not heretofore conducted any business other than in connection with the Combination Agreement among the Company, Pharmacia & Upjohn Subsidiary Inc. ("Merger Sub") Pharmacia Aktiebolag ("Pharmacia") and The Upjohn Company ("Upjohn") dated August 20, 1995 (the "Combination Agreement"). Upon consummation of all of the transactions contemplated by the Combination Agreement, Upjohn and Pharmacia will become wholly owned subsidiaries of the Company. Stockholders of Upjohn and Pharmacia will each hold approximately 50 percent of the equity of the Company after completion of the Combination, assuming full acceptance of the offer by Pharmacia stockholders. The consummation of the transactions contemplated by the Combination Agreement is subject to satisfaction of certain conditions, including shareholder and regulatory approvals.

     The consolidated balance sheet includes the accounts of the Company and its wholly owned subsidiary, Pharmacia & Upjohn Subsidiary, Inc.

2.   COMBINATION AGREEMENT

     Under the terms of the Combination Agreement, Merger Sub will be merged with and into Upjohn. Pursuant to the merger, each outstanding share of Upjohn Common Stock will be converted into the right to receive 1.45 shares of Common Stock, par value $.01 per share, of the Company. Additionally, each outstanding share of Upjohn Preferred Stock will be converted into a right to receive one share of Series A Convertible Perpetual Preferred Stock of the Company. Upon consummation of the merger, all shares of Upjohn Common Stock and Preferred Stock will automatically be retired.

     Under the terms of the Combination Agreement, the Company will also offer (the "Offer") to exchange Company Common Stock for Pharmacia Class A and Class B Common Shares and ADSs. Additional shares of the Company's capital stock will be authorized as needed to effect the combination. At the Effective Time, the Company shall assume the Upjohn Stock Option Plans and the Deferred Awards and all of Upjohn's obligations thereto.

                                                                         ANNEX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  -------------------------------------------

                             COMBINATION AGREEMENT

                  -------------------------------------------

                                     AMONG

                             PHARMACIA AKTIEBOLAG,
                              THE UPJOHN COMPANY,
                            PHARMACIA & UPJOHN, INC.

                                      AND

                      PHARMACIA & UPJOHN SUBSIDIARY, INC.

                          DATED AS OF AUGUST 20, 1995

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                   ARTICLE I
                                  THE MERGER
SECTION 1.01.    The Merger............................................................    A-9
SECTION 1.02.    Effective Time; Closing...............................................    A-9
SECTION 1.03.    Effect of the Merger..................................................    A-9
SECTION 1.04.    Certificate of Incorporation; By-Laws.................................    A-9
SECTION 1.05.    Directors and Officers of the Surviving Corporation...................    A-9
                                  ARTICLE II
                    CONVERSION OF SECURITIES IN THE MERGER
SECTION 2.01.    Conversion of Capital Stock...........................................   A-10
SECTION 2.02.    Exchange of Certificates..............................................   A-10
SECTION 2.03.    Stock Transfer Books..................................................   A-12
SECTION 2.04.    Stock Options and Deferred Awards.....................................   A-13
SECTION 2.05.    Shares of Dissenting Holders of Upjohn Series B Preferred Stock.......   A-13
                                  ARTICLE III
                           THE PHARMACIA TRANSACTION
SECTION 3.01.    The Exchange Offer....................................................   A-14
SECTION 3.02.    Depositary............................................................   A-15
SECTION 3.03.    Compulsory Acquisition................................................   A-15
                                  ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF UPJOHN
SECTION 4.01.    Organization and Qualification; Subsidiaries..........................   A-15
SECTION 4.02.    Certificate of Incorporation and By-Laws..............................   A-16
SECTION 4.03.    Capitalization........................................................   A-16
SECTION 4.04.    Authority Relative to This Agreement..................................   A-17
SECTION 4.05.    No Conflict; Required Filings and Consents............................   A-17
SECTION 4.06.    Permits; Compliance...................................................   A-17
SECTION 4.07.    SEC Filings; Financial Statements.....................................   A-18
SECTION 4.08.    Absence of Certain Changes or Events..................................   A-18
SECTION 4.09.    Employee Benefit Plans; Labor Matters.................................   A-18
SECTION 4.10.    Accounting and Tax Matters............................................   A-19
SECTION 4.11.    Contracts; Debt Instruments...........................................   A-19
SECTION 4.12.    Litigation............................................................   A-20
SECTION 4.13.    Environmental Matters.................................................   A-20
SECTION 4.14.    Trademarks, Patents and Copyrights....................................   A-21
SECTION 4.15.    Taxes.................................................................   A-21

                                                                                        PAGE
SECTION 4.16.    Rights Agreement......................................................   A-21
SECTION 4.17.    Opinion of Financial Advisor..........................................   A-21
SECTION 4.18.    Brokers...............................................................   A-22
                                          ARTICLE V
                         REPRESENTATIONS AND WARRANTIES OF PHARMACIA
SECTION 5.01.    Organization and Qualification; Subsidiaries..........................   A-22
SECTION 5.02.    Corporate Organization Documents......................................   A-22
SECTION 5.03.    Capitalization........................................................   A-22
SECTION 5.04.    Authority Relative to This Agreement..................................   A-23
SECTION 5.05.    No Conflict; Required Filings and Consents............................   A-23
SECTION 5.06.    Permits; Compliance...................................................   A-23
SECTION 5.07.    Stock Exchange and SEC Filings; Financial Statements..................   A-24
SECTION 5.08.    Absence of Certain Changes or Events..................................   A-24
SECTION 5.09.    Employee Benefit Plans; Labor Matters.................................   A-24
SECTION 5.10.    Accounting and Tax Matters............................................   A-26
SECTION 5.11.    Contracts; Debt Instruments...........................................   A-26
SECTION 5.12.    Litigation............................................................   A-26
SECTION 5.13.    Environmental Matters.................................................   A-26
SECTION 5.14.    Trademarks, Patents and Copyrights....................................   A-27
SECTION 5.15.    Taxes.................................................................   A-27
SECTION 5.16.    Opinion of Financial Advisor..........................................   A-27
SECTION 5.17.    Brokers...............................................................   A-27
                                         ARTICLE VI
                    REPRESENTATIONS AND WARRANTIES OF NEWCO AND NEWCO SUB
SECTION 6.01.    Organization and Qualification; Subsidiaries..........................   A-27
SECTION 6.02.    Certificate of Incorporation and By-Laws..............................   A-28
SECTION 6.03.    Capitalization........................................................   A-28
SECTION 6.04.    Authority Relative to This Agreement..................................   A-28
SECTION 6.05.    No Conflict...........................................................   A-29
SECTION 6.06.    No Activities.........................................................   A-29
                                         ARTICLE VII
                                          COVENANTS
SECTION 7.01.    Conduct of Business by Upjohn Pending the Closing.....................   A-29
SECTION 7.02.    Conduct of Business by Pharmacia Pending the Closing..................   A-30
SECTION 7.03.    Cooperation; Steering Committee.......................................   A-32
SECTION 7.04.    Notices of Certain Events.............................................   A-32
SECTION 7.05.    Contractual Consents..................................................   A-32

                                                                                        PAGE
                                        ARTICLE VIII
                                    ADDITIONAL AGREEMENTS
SECTION 8.01.    Registration Statement; Disclosure Documents..........................   A-33
SECTION 8.02.    Stockholders' Meeting.................................................   A-34
SECTION 8.03.    Access to Information; Confidentiality................................   A-34
SECTION 8.04.    No Solicitation of Transactions.......................................   A-35
SECTION 8.05.    Employee Benefits Matters.............................................   A-36
SECTION 8.06.    Directors' and Officers' Indemnification and Insurance................   A-36
SECTION 8.07.    Pooling Affiliates....................................................   A-37
SECTION 8.08.    Pooling...............................................................   A-37
SECTION 8.09.    Letters of Accountants................................................   A-38
SECTION 8.10.    Further Action; Consents; Filings.....................................   A-38
SECTION 8.11.    Upjohn Rights Plan....................................................   A-39
SECTION 8.12.    Newco Organization....................................................   A-39
SECTION 8.13.    Depositary Facility for Newco Common Stock............................   A-39
SECTION 8.14.    Plan of Reorganization................................................   A-39
SECTION 8.15.    Public Announcements..................................................   A-40
SECTION 8.16.    Obligations of Newco Sub..............................................   A-40
SECTION 8.17.    Stock Exchange Listings and De-listings...............................   A-40
SECTION 8.18.    Maintenance of Certain Facilities.....................................   A-40
SECTION 8.19.    Cancellation of Newco Common Stock Owned by Pharmacia and Upjohn......   A-40
                                         ARTICLE IX
                               CONDITIONS TO THE TRANSACTIONS
SECTION 9.01.    Conditions to the Obligations of Each Party to Consummate the
                   Transactions........................................................   A-40
SECTION 9.02.    Conditions to the Obligations of Upjohn...............................   A-40
SECTION 9.03.    Conditions to the Obligations of Pharmacia............................   A-40
                                          ARTICLE X
                              TERMINATION, AMENDMENT AND WAIVER
SECTION 10.01.   Termination...........................................................   A-43
SECTION 10.02.   Effect of Termination.................................................   A-44
SECTION 10.03.   Amendment.............................................................   A-44
SECTION 10.04.   Waiver................................................................   A-44
SECTION 10.05.   Expenses..............................................................   A-45

                                                                                        PAGE
                                         ARTICLE XI
                                     GENERAL PROVISIONS
SECTION 11.01.   Non-Survival of Representations, Warranties and Agreements............   A-46
SECTION 11.02.   Notices...............................................................   A-47
SECTION 11.03.   Certain Definitions...................................................   A-47
SECTION 11.04.   Severability..........................................................   A-48
SECTION 11.05.   Assignment; Binding Effect; Benefit...................................   A-48
SECTION 11.06.   Incorporation of Exhibits.............................................   A-48
SECTION 11.07.   Specific Performance..................................................   A-49
SECTION 11.08.   Governing Law.........................................................   A-49
SECTION 11.09.   Submission to Jurisdiction; Venue.....................................   A-49
SECTION 11.10.   Headings..............................................................   A-49
SECTION 11.11.   Counterparts..........................................................   A-49
SECTION 11.12.   Entire Agreement......................................................   A-49
Annex A          Employee Benefits.....................................................   A-51

                           GLOSSARY OF DEFINED TERMS

ADSs...............................  Recitals
affiliate..........................  sec.11.03(a)
Agreement..........................  Preamble
beneficial owner...................  sec.11.03(b)
Blue Sky Laws......................  sec.4.05(b)(i)
business day.......................  sec.11.03(c)
CEO................................  sec.8.12(a)
CERCLA.............................  sec.4.13(d)
Certificate of Merger..............  sec.1.02
Certificates.......................  sec.2.02(a)
Chairman...........................  sec.8.12(a)
Change of Control..................  sec.10.05(b)
Code...............................  Recitals
Combination........................  sec.10.05(b)
Competing Transaction..............  sec.8.04(d)
Confidentiality Agreement..........  sec.8.03(b)
control............................  sec.11.03(d)
controlled by......................  sec.11.03(d)
Costs..............................  sec.8.06(d)
Deferred Award.....................  sec.2.04(a)
Depositary.........................  sec.3.02
DGCL...............................  Recitals
Disclosure Documents...............  sec.3.01(b)
Dissenting Upjohn Series B
  Preferred Shares.................  sec.2.05
Effective Time.....................  sec.1.02
Enskilda...........................  sec.5.17
Environmental Laws.................  sec.4.13(d)
Environmental Permits..............  sec.4.13(d)
ERISA..............................  sec.4.09(a)
Exchange Act.......................  sec.4.05(b)(i)
Exchange Agent.....................  sec.2.02(a)
Exchange Fund......................  sec.2.02(a)
Exchange Offer.....................  Recitals
Exchange Offer Commencement Date...  sec.3.01(a)
Exchange Offer Conditions..........  sec.3.01(a)(iii)
Exchange Offer Ratio...............  sec.3.01(a)
Exchange Ratio.....................  sec.2.01(a)
Executive Management Committee.....  sec.8.12(b)
Expenses...........................  sec.10.05(a)
Expiration Date....................  sec.3.01(a)
Foreign Benefit Plan...............  sec.5.09(c)
FSA................................  sec.3.01(b)
Goldman Sachs......................  sec.4.17
Governmental Entity................  sec.4.05(b)
Hazardous Materials................  sec.4.13(d)
HSR Act............................  sec.4.05(b)(i)
Indemnified Parties................  sec.8.06(d)
IRS................................  sec.4.09(a)(i)
knowledge..........................  sec.11.03(e)
KPMG Bohlins AB....................  sec.8.09(b)
Law................................  sec.4.05(a)(ii)
Merger.............................  Recitals
Minimum Condition..................  sec.3.01(a)(i)
Morgan Stanley.....................  sec.5.16
NASD...............................  sec.8.01(a)
Newco..............................  Preamble
Newco Common Stock.................  Recitals
Newco Series A Preferred Stock.....  Recitals
Newco Shares.......................  Recitals
Newco Sub..........................  Preamble
Newco Sub Common Stock.............  sec.6.03(b)
NYSE...............................  sec.2.02(e)
Order..............................  sec.8.10(b)(ii)
person.............................  sec.11.03(f)
Pharmacia..........................  Preamble
Pharmacia Authorized Agent.........  sec.11.09
Pharmacia Benefit Plans............  sec.5.09(a)
Pharmacia Class A Common Shares....  Recitals
Pharmacia Class B Common Shares....  Recitals
Pharmacia Disclosure Schedule......  sec.5.09(d)
Pharmacia Material Adverse
  Effect...........................  sec.5.01
Pharmacia Material Contract........  sec.5.11
Pharmacia Permits..................  sec.5.06
Pharmacia Reports..................  sec.5.07(a)
Pharmacia Securities...............  Recitals
Pharmacia Shares...................  Recitals
Pharmacia Subsidiaries.............  sec.5.01
Pharmacia Transaction..............  Recitals
Pooling Affiliate..................  sec.8.07(a)
Preferred Certificates.............  sec.2.02(b)
Proxy Statement....................  sec.8.01(a)(iii)
Registration Statement.............  sec.8.01(a)(ii)
Registration Statement Effective
  Date.............................  sec.8.01(a)
Regulations........................  Recitals
Representatives....................  sec.8.03(a)(i)
Rights Agreement...................  sec.4.16
Schedule 14D-1.....................  sec.3.01(b)
Schedule 14D-9.....................  sec.3.01(c)
SDSs...............................  Recitals
SEAQ...............................  sec.8.15
SEC................................  Recitals
Securities Act.....................  sec.4.05(b)(i)
SSE................................  sec.3.01(b)
Stattum............................  Recitals
Steering Committee.................  sec.7.03(b)
subsidiary(ies)....................  sec.11.03(g)
Substitute Option..................  sec.2.04(b)
Surviving Corporation..............  sec.1.01
Swedish Newco......................  sec.3.03(a)
Taxes..............................  sec.4.15
Terminating Upjohn Breach..........  sec.10.01(g)

Terminating Pharmacia Breach.......  sec.10.01(h)
Third Party Provisions.............  sec.11.05
Transactions.......................  Recitals
under common control with..........  sec.11.03(d)
Upjohn.............................  Preamble
Upjohn 1992 Incentive Program......  sec.2.04(a)
Upjohn Benefit Plans...............  sec.4.09(a)
Upjohn Common Stock................  Recitals
Upjohn Disclosure Schedule.........  sec.4.03
Upjohn Excess Shares...............  sec.2.02(e)
Upjohn Incentive Programs..........  sec.2.04(a)
Upjohn Material Adverse Effect.....  sec.4.01
Upjohn Material Contract...........  sec.4.11
Upjohn Option......................  sec.2.04(a)
Upjohn Permits.....................  sec.4.06
Upjohn Plan........................  sec.8.05(b)
Upjohn Series A Preferred Stock....  sec.4.03
Upjohn Series B Preferred Stock....  Recitals
Upjohn SEC Reports.................  sec.4.07(a)
Upjohn Shares......................  Recitals
Upjohn Shares Trust................  sec.2.02(e)
Upjohn Stockholder Approval
  Condition........................  sec.3.01(a)(ii)
Upjohn Stock Option Plans..........  sec.2.04(a)
Upjohn Stockholders' Meeting.......  sec.8.01(a)(i)
Upjohn Subsidiaries................  sec.4.01
Volvo..............................  Recitals

                             COMBINATION AGREEMENT

     COMBINATION AGREEMENT, dated as of August 20, 1995 (as amended, this "Agreement"), by and among PHARMACIA AKTIEBOLAG, a corporation organized under the laws of the Kingdom of Sweden ("Pharmacia"), THE UPJOHN COMPANY, a Delaware corporation ("Upjohn"), PHARMACIA & UPJOHN, INC., a Delaware corporation ("Newco"), and PHARMACIA & UPJOHN SUBSIDIARY, INC., a Delaware corporation and a wholly-owned subsidiary of Newco ("Newco Sub").

     WHEREAS, the Boards of Directors of Pharmacia and Upjohn have determined that it is in the best interests of their respective companies and stockholders to combine their respective businesses in a "merger of equals" transaction to be effected as set forth in this Agreement, and the boards of directors of Newco and Newco Sub have determined that it is also in the respective best interests of their companies and stockholders to consummate the transactions contemplated by this Agreement;

     WHEREAS, upon the terms and subject to the conditions of this Agreement,
(i) Newco will acquire, pursuant to an exchange offer (the "Exchange Offer") and, if necessary, through compulsory acquisition proceedings in accordance with the Swedish Companies Act (collectively, the "Pharmacia Transaction"), all the issued and outstanding Class A Common Shares, nominal value SEK 25 per share, of Pharmacia (the "Pharmacia Class A Common Shares"), and Class B Common Shares, nominal value SEK 25 per share, of Pharmacia (the "Pharmacia Class B Common Shares", and together with the Pharmacia Class A Common Shares, the "Pharmacia Shares") and American Depositary Shares, each representing one Pharmacia Class A Common Share (the "ADSs" and, collectively with the Pharmacia Shares, the "Pharmacia Securities") and (ii) Newco will acquire, pursuant to the merger (the "Merger", and together with the Pharmacia Transaction, the "Transactions") of Newco Sub with and into Upjohn in accordance with the General Corporation Law of the State of Delaware ("DGCL"), all the issued and outstanding shares of Common Stock, par value $1 per share, of Upjohn (the "Upjohn Common Stock") and all the issued and outstanding shares of Series B Convertible Perpetual Preferred Stock, par value $1 per share, of Upjohn (the "Upjohn Series B Preferred Stock", and together with the Upjohn Common Stock, the "Upjohn Shares"), as more fully described below;

     WHEREAS, (A) as a result of the Transactions, Pharmacia and Upjohn will become, directly or indirectly, wholly owned subsidiaries of Newco, (B) the holders of Pharmacia Securities and Upjohn Common Stock will receive either (i) newly issued shares of Common Stock, par value $.01 per share, of Newco (the "Newco Common Stock"), or, (ii) in the case of certain holders of Pharmacia Shares, Swedish Depositary Shares ("SDSs"), each SDS evidencing one share of Newco Common Stock, and (C) the holders of Upjohn Series B Preferred Stock will receive newly issued shares of Series A Convertible Perpetual Preferred Stock, par value $.01 per share, of Newco (the "Newco Series A Preferred Stock" and, together with the Newco Common Stock, the "Newco Shares");

     WHEREAS, the Board of Directors of Pharmacia has approved the Pharmacia Transaction and recommended that all the stockholders of Pharmacia tender their Pharmacia Securities into the Exchange Offer;

     WHEREAS, the Board of Directors of Upjohn has approved this Agreement and recommended that the stockholders of Upjohn vote to adopt this Agreement upon the terms and subject to the conditions contained herein;

     WHEREAS, this Agreement has been approved by the Boards of Directors of Newco and Newco Sub and adopted by Newco as sole stockholder of Newco Sub in accordance with the DGCL;

     WHEREAS, concurrently with the execution of this Agreement and as an inducement to Upjohn and Pharmacia to enter into this Agreement, each of AB Volvo, a company organized under the laws of the Kingdom of Sweden ("Volvo"), and Forvaltningsaktiebolaget Stattum, a company organized under the laws of the Kingdom of Sweden ("Stattum"), has indicated its intention to support the Transactions and has entered, or will enter, into an agreement with Newco, Upjohn and Pharmacia concerning their Newco Common Stock;

     WHEREAS, for United States federal income tax purposes, the Merger is intended to qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code") and the Treasury Regulations (the "Regulations") thereunder, and the Exchange Offer, together with the Merger, is intended to qualify as a transfer of property described in Section 351(a) of the Code and Regulations thereunder, and it is further intended that, for Swedish income tax purposes, none of Newco, Pharmacia or the Pharmacia stockholders will recognize taxable income or gain as a result of the Exchange Offer; and

     WHEREAS, the parties intend that the Transactions will be accounted for under applicable Swedish and U.S. accounting rules and applicable United States Securities and Exchange Commission ("SEC ") accounting standards as a "pooling of interests" for financial reporting purposes.

     NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.01. The Merger. Provided that this Agreement shall not have been terminated in accordance with Section 10.01, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 251 of the DGCL, at the Effective Time (as defined in Section 1.02) Newco Sub shall be merged with and into Upjohn. As a result of the Merger, the separate corporate existence of Newco Sub shall cease and Upjohn shall be the surviving corporation of the Merger (the "Surviving Corporation").

     SECTION 1.02. Effective Time; Closing. Provided that this Agreement shall not have been terminated in accordance with Section 10.01, as promptly as practicable after the satisfaction or, if permissible and effected as provided in Section 10.04, waiver of the Exchange Offer Conditions (as hereinafter defined) (or such other date as may be agreed to in writing by Pharmacia and Upjohn), and substantially contemporaneously with Newco's purchase of Pharmacia Securities pursuant to the Exchange Offer, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with Section 251 of the DGCL (the date and time of such filing, or such later date or time as set forth therein, being the "Effective Time"). Immediately prior to the filing of the Certificate of Merger, a closing will be held at the offices of Shearman & Sterling, 199 Bishopsgate, London, England.

     SECTION 1.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Upjohn and Newco Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Upjohn and Newco Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.04. Certificate of Incorporation; By-Laws. At the Effective Time, (a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as the Certificate of Incorporation of Newco Sub as in effect immediately prior to the Effective Time, and (b) the By-Laws of Newco Sub, as in effect immediately prior to the Effective Time, shall become the By-Laws of the Surviving Corporation.

     SECTION 1.05. Directors and Officers of the Surviving Corporation. (a) The directors of Newco Sub at the Effective Time shall, from and after the Effective Time, become the directors of the Surviving Corporation until their successors shall have been elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws and (b) the officers of Upjohn at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

                                   ARTICLE II

                     CONVERSION OF SECURITIES IN THE MERGER

     SECTION 2.01. Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Upjohn, Newco Sub, Newco or the holders of any Upjohn Shares:

          (a) each share of Upjohn Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Upjohn Common Stock to be cancelled pursuant to Section 2.01(c)) shall be converted, subject to Section 2.02(e), into the right to receive 1.45 shares of Newco Common Stock (the "Exchange Ratio");

          (b) each share of Upjohn Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Upjohn Series B Preferred Stock to be cancelled pursuant to Section 2.01(c)) shall be converted into the right to receive one share of Newco Series A Preferred Stock having the designations, preferences, rights and limitations set forth in the Amended and Restated Certificate of Incorporation of Newco, the form of which is attached hereto as Exhibit A-3;

          (c) each Upjohn Share held in the treasury of Upjohn and each Upjohn Share owned by Pharmacia or any direct or indirect wholly owned subsidiary of Pharmacia or of Upjohn shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto; and

          (d) each issued and outstanding share of common stock, par value $.01 per share, of Newco Sub will be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

     SECTION 2.02. Exchange of Certificates. (a) Exchange Agent. Newco shall deposit, or shall cause to be deposited, promptly after the Effective Time with a bank trust company designated by Upjohn and reasonably satisfactory to Pharmacia (the "Exchange Agent"), for the benefit of the holders of certificates that immediately prior to the Effective Time represented outstanding Upjohn Common Stock (the "Certificates"), for exchange in accordance with this Article II through the Exchange Agent, certificates representing the shares of Newco Common Stock issuable pursuant to Section 2.01(a) (such certificates for shares of Newco Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"). Newco shall give the Exchange Agent irrevocable instructions to deliver the shares of Newco Common Stock contemplated to be issued pursuant to Section 2.01 out of the Exchange Fund as promptly as practicable after the Effective Time. Except as contemplated by Section 2.02(f) hereof, the Exchange Fund shall not be used for any other purpose.

     (b) Exchange Procedures. As promptly as practicable after the Effective Time, Newco shall cause the Exchange Agent to mail to each registered holder of a Certificate (y) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (z) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Newco Common Stock and cash in lieu of any fractional shares. Upon surrender to the Exchange Agent of a Certificate for exchange, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Newco Common Stock that such holder has the right to receive in respect of such Certificate (after taking into account all Upjohn Common Stock then held by such holder), cash in lieu of any fractional shares of Newco Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Upjohn Common Stock that is not registered in the transfer records of Upjohn, a certificate representing the proper number of shares of Newco Common Stock, cash in lieu of any fractional shares of Newco Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) may be issued to a transferee if the Certificate representing such Upjohn Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender a certificate or certificates representing shares of Newco Common Stock, cash in lieu of any fractional shares of Newco Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c). As promptly as practicable after the Effective Time, Newco shall cause the holder of all the issued and outstanding shares of Upjohn Series B Preferred Stock to surrender to Newco all certificates representing such shares in exchange for certificates representing shares of Newco Series A Preferred Stock ("Preferred Certificates") and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c).

     (c) Distributions with Respect to Unexchanged Newco Shares. No dividends or other distributions declared or made after the Effective Time with respect to the Newco Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Upjohn Certificates or Preferred Certificates with respect to the Newco Shares represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder pursuant to
Section 2.02(e), until the holder of such Certificates or Preferred Certificates shall surrender such Certificates or Preferred Certificates. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificates or Preferred Certificates, there shall be paid to the holder of the Certificates or Preferred Certificates representing whole Newco Shares issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Newco Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions with a record date after the Effective Time and theretofore declared or made with respect to such whole Newco Shares but unpaid because of such holder's failure to surrender such Certificates or Preferred Certificates, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole Newco Shares.

     (d) No Further Rights in Upjohn Shares. All Newco Shares issued upon conversion of the Upjohn Shares in accordance with the terms hereof (and any cash paid pursuant to Section 2.02(c) or (e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Upjohn Shares.

     (e) No Fractional Shares. No certificates or scrip representing fractional shares of Newco Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Newco. Each holder of a fractional share interest shall be paid an amount in cash representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of the aggregate of the fractions of shares of Newco Common Stock that would otherwise be issued to such holders ("Upjohn Excess Shares"). The sale of the Upjohn Excess Shares by the Exchange Agent shall be executed on the New York Stock Exchange, Inc. (the "NYSE") through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to the former holders of Upjohn Common Stock, Newco will cause the Exchange Agent to hold such proceeds in trust for the holders of such fractional share interests (the "Upjohn Shares Trust"). Newco shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation, of the Exchange Agent incurred in connection with such sale of the Upjohn Excess Shares. The Exchange Agent shall determine the portion of the Upjohn Shares Trust to which each former holder of Upjohn Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Upjohn Shares Trust by a fraction the numerator of which is the amount of the fractional shares of Newco Common Stock to which such former holder of Upjohn Common Stock is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Upjohn Common Stock are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to former holders of Upjohn Common Stock in lieu of any fractional shares of Newco Common Stock interests, the Exchange Agent shall make available such amounts to such former holders of Upjohn Common Stock without interest.

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former holders of Upjohn Common Stock for three months after the Effective Time shall be delivered to Newco, upon demand, and any holders of Certificates shall thereafter look only to Newco for Newco Common Stock, any cash in lieu of fractional shares of Newco Common Stock to which they are entitled pursuant to Section 2.02(e) and any dividends or other distributions with respect to the Newco Common Stock to which they are entitled pursuant to Section 2.02(c). Any portion of the Exchange Fund remaining unclaimed by holders of Certificates as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of Newco free and clear of any claims or interest of any person previously entitled thereto.

     (g) Adjustment of Exchange Ratio. (i) In the event of any reclassification, stock split or stock dividend with respect to the Upjohn Common Stock, any change or conversion of Upjohn Common Stock into other securities or any other dividend or distribution with respect thereto, other than normal quarterly cash dividends in amounts not to exceed $.37 per share (or, in the case of the quarter ending December 31, 1995 and any quarter ending thereafter, a quarterly cash dividend in an amount not to exceed $.39 per share) with respect to the Upjohn Common Stock (or if a record date with respect to any of the foregoing should occur), prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the Exchange Ratio, and all references to the Exchange Ratio in this Agreement shall be deemed to be to such Exchange Ratio as so adjusted and (ii) in the event of any reclassification, stock split or stock dividend with respect to the Upjohn Series B Preferred Stock, any change or conversion of Upjohn Series B Preferred Stock into other securities or any other dividend or distribution with respect thereto, other than normal quarterly cash dividends in amounts not to exceed $629.69 per share with respect to the Upjohn Series B Preferred Stock (or if a record date with respect to any of the foregoing should occur), prior to the Effective Time, there shall be appropriate and proportional changes made to the certificate of designations of the Newco Series A Preferred Stock to reflect any of the foregoing.

     (h) No Liability. Neither Newco nor the Surviving Corporation shall be liable to any holder of Upjohn Shares for any such Upjohn Shares (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

     (i) Withholding Rights. Each of the Surviving Corporation and Newco shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Upjohn Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Newco, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Upjohn Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Newco, as the case may be.

     (j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Newco Common Stock, any cash in lieu of fractional shares of Newco Common Stock to which the holders thereof are entitled pursuant to Section 2.02(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c).

     SECTION 2.03. Stock Transfer Books. At the Effective Time, the stock transfer books of Upjohn shall be closed and there shall be no further registration of transfers of Upjohn Shares thereafter on the records of Upjohn. From and after the Effective Time, the holders of Certificates and Preferred Certificates representing Upjohn Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to Upjohn Shares represented thereby, except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates and Preferred Certificates presented to the Exchange Agent or Newco for any reason shall be converted into Newco Shares, any cash in lieu of fractional shares of Newco Common

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Stock to which the holders thereof are entitled pursuant to Section 2.02(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c).

     SECTION 2.04. Stock Options and Deferred Awards. (a) Prior to the Effective Time, Upjohn shall effect such amendments or take such other actions under the Upjohn Stock Option Plans (as defined below) as are necessary to render inapplicable the provisions, if any, contained in such plans that provide for the payment of cash by Upjohn in respect of the cancellation of Upjohn Options resulting from the execution of this Agreement and the consummation of the Transactions, and Newco and Upjohn shall take all such action as may be necessary to cause each unexpired and unexercised option to purchase shares of Upjohn Common Stock (an "Upjohn Option") pursuant to the Stock Option Plans under Upjohn's (i) Management Incentive Program of 1992 (the "Upjohn 1992 Incentive Program"), (ii) Management Incentive Program of 1987 and (iii) Management Incentive Program of 1982 (collectively, the "Upjohn Stock Option Plans"), or otherwise granted by Upjohn other than pursuant to any Upjohn Stock Option Plan, to be assumed by Newco at the Effective Time on the terms and conditions set forth in Section 2.04(b). All shares of Upjohn Common Stock credited to participants in the Upjohn 1992, 1987 and 1982 Management Incentive Programs (the "Upjohn Incentive Programs") pursuant to a Deferred or Basic Portion of an Award (as defined in the Upjohn Incentive Programs) (a "Deferred Award") shall be converted into the number of credited shares of Newco Common Stock (including fractional shares) obtained by multiplying the credited shares of Upjohn Common Stock by the Exchange Ratio.

     (b) At the Effective Time, assuming that the actions described in Section 2.04(a) have been taken, each Upjohn Option, whether vested or unvested, will be automatically converted into an option (a "Substitute Option") to purchase a number of shares of Newco Common Stock equal to the number of shares of Upjohn Common Stock that could have been purchased immediately prior to the Effective Time (assuming full vesting) under such Upjohn Option multiplied by the Exchange Ratio (rounded up or down to the nearest whole number of shares of Newco Common Stock) at a price per share of Newco Common Stock equal to the per share option exercise price specified in such Upjohn Option divided by the Exchange Ratio (rounded up or down to the nearest whole cent). Except as otherwise provided in this Agreement, each Substitute Option shall provide the option holder with rights and benefits that are no less favorable to him or her than were provided under the Upjohn Option. The date of grant of each Substitute Option shall be the date on which the corresponding Upjohn Option was granted. It is the intention of the parties that, subject to applicable Law, the Substitute Options will qualify, following the Effective Time, as incentive stock options, as defined in section 422 of the Code, to the extent that the corresponding Upjohn Options qualified as incentive stock options prior to the Effective Time. Accordingly, the foregoing adjustments shall be effected in a manner consistent with Section 424(a) of the Code. At the Effective Time, (i) all references in the Upjohn Stock Option Plans, the applicable stock option or other award agreements issued thereunder and in any other Upjohn Options to Upjohn shall be deemed to refer to Newco; (ii) Newco shall assume the Upjohn Stock Option Plans and the Deferred Awards and all of Upjohn's obligations with respect to the Upjohn Options and the Deferred Awards, as so amended, and shall take all actions necessary to reserve for issuance a sufficient number of shares of Newco Common Stock for delivery under the assumed Upjohn Stock Option Plans and the Deferred Awards; and (iii) Newco shall issue to each holder of an outstanding Upjohn Option a document evidencing the foregoing assumption by Newco and setting forth such holder's rights in respect thereof. As soon as practicable after the Effective Time, to the extent necessary to provide for registration of shares of Newco Common Stock subject to Substitute Options or Deferred Awards, Newco shall file a registration statement on Form S-8 (or any successor form) with respect to such shares of Newco Common Stock. With respect to individuals who, subsequent to the Transactions, will be subject to the requirements under
Section 16(a) of the Exchange Act (as hereinafter defined), where applicable, Newco shall administer the assumed Upjohn Stock Option Plans in a manner that complies with Rule 16b-3 under the Exchange Act.

     SECTION 2.05. Shares of Dissenting Holders of Upjohn Series B Preferred Stock. Notwithstanding any provision of this Agreement to the contrary, shares of Upjohn Series B Preferred Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares of Upjohn Series B Preferred Stock in accordance with Section 262 of the DGCL

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(collectively, the "Dissenting Upjohn Series B Preferred Shares") shall not be converted into or represent the right to receive shares of Newco Series A Preferred Stock. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Upjohn Series B Preferred Stock held by them in accordance with the provisions of such Section 262, except that all Dissenting Upjohn Series B Preferred Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Dissenting Upjohn Series B Preferred Shares under such
Section 262 shall thereupon be deemed to have been converted into the right to receive, and to have become exchangeable for, as of the Effective Time, shares of Newco Series A Preferred Stock, without any interest thereon, upon surrender, in the manner provided in Section 2.02 of this Agreement, of the Preferred Stock Certificate or Certificates that formerly evidenced such shares of Upjohn Series B Preferred Stock.

                                  ARTICLE III

                           THE PHARMACIA TRANSACTION

     SECTION 3.01. The Exchange Offer. (a) Provided that this Agreement shall not have been terminated in accordance with Section 10.01, Newco shall commence the Exchange Offer on or as soon as practicable after the Registration Statement Effective Date (the "Exchange Offer Commencement Date") as contemplated by the Disclosure Documents (as hereinafter defined) and otherwise in accordance with applicable Laws. Pursuant to the Exchange Offer, (i) Newco shall offer to exchange for each Pharmacia Share, subject to the conditions set forth below, one share of Newco Common Stock or one SDS and (ii) Newco shall offer to exchange for each ADS, subject to the conditions set forth below, one share of Newco Common Stock (the "Exchange Offer Ratio"). The obligation of Newco to accept for payment and pay for Pharmacia Shares tendered pursuant to the Exchange Offer shall be subject only to this Agreement not having been terminated pursuant to Section 10.01 and the satisfaction or waiver, if permissible and effected as provided in Section 10.04, of (i) the condition that a number of Pharmacia Shares representing more than 90% of the number of shares and voting power of the then outstanding Pharmacia Securities shall have been validly tendered and not withdrawn prior to the expiration of the Exchange Offer (the "Minimum Condition"), (ii) the condition that this Agreement shall have been adopted by the requisite affirmative vote of the stockholders of Upjohn in accordance with the DGCL and Upjohn's Restated Certificate of Incorporation and By-Laws (the "Upjohn Stockholder Approval Condition") and (iii) the other conditions set forth in Article IX of this Agreement (together with the Minimum Condition and the Upjohn Stockholder Approval Condition, the "Exchange Offer Conditions"). The initial expiration date of the Exchange Offer shall be the date which is 20 Business Days after the Exchange Offer Commencement Date (such date, as it may be extended from time to time as hereinafter provided, the "Expiration Date") and, provided that this Agreement shall not have been terminated in accordance with Article 10.01, shall be extended by Newco from time to time thereafter until such time as all of the Exchange Offer Conditions have been satisfied; provided, however, that after the satisfaction of the Upjohn Stockholder Approval Condition, with the consent of each of Pharmacia and Upjohn, Newco may permit the Exchange Offer to expire at the next scheduled expiration date. Subject only to the conditions set forth above, Newco shall accept for exchange and shall exchange all Pharmacia Securities validly tendered and not withdrawn pursuant to the terms of the Exchange Offer at the earliest practicable time following the Expiration Date.

     (b) On the Exchange Offer Commencement Date, Newco, Pharmacia and Upjohn shall file with the SEC a Tender Offer Statement on Schedule 14D-1 (together with all amendments and supplements thereto, the "Schedule 14D-1") with respect to that portion of the Exchange Offer made in the United States. The Schedule 14D-1 shall contain or shall incorporate by reference the Proxy Statement (as hereinafter defined) and forms of the related letter of transmittal and any related summary advertisement (the Schedule 14D-1, the Schedule 14D-9 (as defined below), the Proxy Statement and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the "Disclosure Documents"). Prior to or substantially contemporaneously with the Exchange Offer Commencement Date, Newco shall also file the Proxy Statement (or such Swedish language translations or summaries thereof as may be necessary

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and appropriate in Sweden) with the Stockholm Stock Exchange (the "SSE") and with the Financial Supervisory Authority (the "FSA"), as required by the Laws of Sweden.

     (c) Pharmacia shall file with the SEC, not later than the Exchange Offer Commencement Date, a Tender Offer Solicitation/Recommendation Statement on
Schedule 14D-9 (together with all amendments and supplements thereto, the "Schedule 14D-9"), which Schedule 14D-9 shall contain the unconditional and unanimous recommendation by the Board of Directors of Pharmacia that the holders of Pharmacia Securities tender their Pharmacia Securities into the Exchange Offer; provided, however, that the Board of Directors of Pharmacia may, at any time prior to the Effective Time, withdraw, modify or change any such recommendation if the Board of Directors of Pharmacia determines in good faith that failure to so withdraw, modify or change its recommendation would cause the Board of Directors of Pharmacia to breach its fiduciary duties to Pharmacia's stockholders or Pharmacia under applicable Laws after receipt of advice to such effect from independent legal counsel (who may be Pharmacia's regularly engaged independent legal counsel).

     (d) Promptly after the Effective Time, Newco shall designate such number of individuals, rounded up to the next whole number, on the Board of Directors of Pharmacia as shall give Newco representation on the Board of Directors of Pharmacia equal to the product of the total number of non-union directors on the Board of Directors of Pharmacia (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Pharmacia Shares beneficially owned by Newco following the Effective Time bears to the total number of Pharmacia Shares then outstanding, whom Pharmacia shall, subject to compliance with applicable Laws and promptly following the Effective Time and from time to time thereafter, cause to be elected as directors of Pharmacia.

     SECTION 3.02. Depositary. Newco shall appoint a bank or trust company designated by Pharmacia and reasonably satisfactory to Upjohn to act as depositary for the Exchange Offer (the "Depositary").

     SECTION 3.03. Compulsory Acquisition. (a) As soon as practicable after the Effective Time, assuming that the Minimum Condition has been satisfied and not waived, Newco shall, unless the parties mutually agree that there is a more effective method of achieving the objectives described in this Section 3.03 (in which case such method shall be used), contribute all of the Pharmacia Securities owned by it to a newly formed wholly-owned subsidiary organized under the laws of the Kingdom of Sweden ("Swedish Newco") in exchange for all of the capital stock of Swedish Newco, and shall cause Swedish Newco to take all actions necessary and proper under the Swedish Companies Act to commence a process leading to a compulsory acquisition under Section 14:31 of the Swedish Companies Act to acquire all the issued and outstanding Pharmacia Securities not acquired by Newco pursuant to the Exchange Offer. Newco shall, in connection therewith, cause Swedish Newco to act to obtain advance title to such Pharmacia Securities upon deposit of appropriate collateral with the statutory arbitrators, and Newco shall transfer to Swedish Newco cash or other property sufficient to make such deposit.

     (b) In the event of consummation of the Transactions following the waiver of the Minimum Condition effected as provided in Section 10.04, Newco shall, as promptly as practicable following the Effective Time, conduct, directly or indirectly, such other offers (including, without limitation, pursuant to open market purchases) as are necessary to obtain, when aggregated with the number of shares and vote of Pharmacia Shares already owned by it, more than 90% of the number of shares and voting power of the then outstanding Pharmacia Shares. Thereafter, Newco shall take the actions described in Section 3.03(a).

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF UPJOHN

     Upjohn hereby represents and warrants to Pharmacia that:

     SECTION 4.01. Organization and Qualification; Subsidiaries. Each of Upjohn and each subsidiary of Upjohn (the "Upjohn Subsidiaries") has been duly organized, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to

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

carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have an Upjohn Material Adverse Effect (defined below). Each of Upjohn and the Upjohn Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have an Upjohn Material Adverse Effect. For purposes of this Agreement, "Upjohn Material Adverse Effect" means any change in or effect on the business of Upjohn and the Upjohn Subsidiaries that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of Upjohn and the Upjohn Subsidiaries taken as a whole.

     SECTION 4.02. Certificate of Incorporation and By-Laws. The copies of Upjohn's Restated Certificate of Incorporation and By-Laws that are set forth as exhibits to Upjohn's Form 10-K for the year ended December 31, 1994 are complete and correct copies thereof. Such Restated Certificate of Incorporation and By-Laws are in full force and effect. Upjohn is not in violation of any of the provisions of its Restated Certificate of Incorporation or By-Laws.

     SECTION 4.03. Capitalization. The authorized capital stock of Upjohn consists of (a) 600,000,000 shares of Upjohn Common Stock and (b) 12,000,000 shares of preferred stock, 650,000 shares of which are Series A Participating Cumulative Preferred Stock (the "Upjohn Series A Preferred Stock") and 7,500 shares of which are the Upjohn Series B Preferred Stock. As of August 17, 1995,
(i) 171,688,135 shares of Upjohn Common Stock were issued and outstanding, all of which were validly issued and fully paid and nonassessable, (ii) 18,903,388 shares of Upjohn Common Stock were held in the treasury of Upjohn or by the Upjohn Subsidiaries, (iii) 10,867,250 shares of Upjohn Common Stock were reserved for issuance upon exercise of current stock options granted pursuant to the Upjohn Stock Option Plans and 1,771,299 shares of Upjohn Common Stock were reserved for issuance upon exercise of future grants of stock options, (iv) 650,000 shares of Upjohn Series A Preferred Stock were reserved for issuance under the Rights Agreement, (v) 7,322 shares of Upjohn Series B Preferred Stock were issued and outstanding, all of which were held by State Street Bank and Trust Company, as Trustee and (vi) 7,322,020 shares of Upjohn Common Stock were reserved for issuance upon the conversion of the Upjohn Series B Preferred Stock. As of the date of this Agreement, no shares of Upjohn Series A Preferred Stock are issued and outstanding. Except for the Upjohn Options granted pursuant to the Upjohn Stock Option Plans, the Upjohn Rights Agreement or pursuant to agreements or arrangements described in Section 4.03 of the Disclosure Schedule delivered by Upjohn to Pharmacia prior to the execution of (and forming part of) this Agreement (the "Upjohn Disclosure Schedule"), there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Upjohn is a party or by which Upjohn is bound relating to the issued or unissued capital stock of Upjohn or any Upjohn Subsidiary or obligating Upjohn or any Upjohn Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Upjohn or any Upjohn Subsidiary. All shares of Upjohn Common Stock subject to issuance as aforesaid, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section
4.03 of the Upjohn Disclosure Schedule, there are no outstanding contractual obligations of Upjohn or any Upjohn Subsidiary to repurchase, redeem or otherwise acquire any shares of Upjohn Common Stock or any capital stock of any Upjohn Subsidiary. Each outstanding share of capital stock of each Upjohn Subsidiary is duly authorized, validly issued, fully paid and nonassessable and each such share owned by Upjohn or another Upjohn Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Upjohn's or such other Upjohn Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever, except where failure to own such shares free and clear would not, individually or in the aggregate, have an Upjohn Material Adverse Effect. Except as set forth in
Section 4.03 of the Upjohn Disclosure Schedule, there are no material outstanding contractual obligations of Upjohn or any Upjohn Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Upjohn Subsidiary or any other person, other than guarantees by Upjohn of any indebtedness of any Upjohn Subsidiary.

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     SECTION 4.04.  Authority Relative to This Agreement.  Upjohn has all
necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions (including, without limitation, the Transactions) contemplated herein to be consummated by Upjohn. The execution and delivery of this Agreement by Upjohn and the consummation by Upjohn of such transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Upjohn are necessary to authorize this Agreement or to consummate such transactions (other than, with respect to the Merger, the adoption of this Agreement by the requisite affirmative vote of the stockholders of Upjohn as required by the DGCL). This Agreement has been duly authorized and validly executed and delivered by Upjohn and constitutes a legal, valid and binding obligation of Upjohn, enforceable against Upjohn in accordance with its terms. Upjohn has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL and Article VII of the Upjohn Restated Certificate of Incorporation will not apply with respect to or as a result of the Transactions.

     SECTION 4.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Upjohn do not, and the performance of this Agreement by Upjohn will not, (i) conflict with or violate any provision of the Restated Certificate of Incorporation or By-Laws of Upjohn or any equivalent organizational documents of any Upjohn Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any foreign or domestic law, statute, ordinance, rule, regulation, order, judgment or decree ("Law") applicable to Upjohn or any Upjohn Subsidiary or by which any property or asset of Upjohn or any Upjohn Subsidiary is bound or affected, or (iii), except as set forth in Section 4.05(a) of the Upjohn Disclosure Schedule, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Upjohn or any Upjohn Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, or other occurrences which would neither, individually or in the aggregate, (A) have an Upjohn Material Adverse Effect nor (B) prevent or materially delay the performance of this Agreement by Upjohn.

     (b) The execution and delivery of this Agreement by Upjohn do not, and the performance of this Agreement by Upjohn will not, require any consent, approval, authorization or permit of, or filing with or notification to, any domestic or foreign governmental or regulatory authority ("Governmental Entity"), except (i) for applicable requirements of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act"), state securities or "blue sky" laws ("Blue Sky Laws"), the NYSE, state takeover laws, the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), the filing of a notification with the European Commission under Council Regulation
(EEC) No. 4064/89, applicable requirements of the Investment Canada Act of 1985, filing and recordation of the Certificate of Merger as required by the DGCL, and as set forth in Section 4.05(b) of the Upjohn Disclosure Schedule and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not (A) prevent or materially delay consummation of the Transactions, (B) otherwise prevent Upjohn from performing its material obligations under this Agreement, and (C) individually or in the aggregate, have an Upjohn Material Adverse Effect.

     SECTION 4.06. Permits; Compliance. Each of Upjohn and the Upjohn Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Upjohn or any Upjohn Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Upjohn Permits"), except where the failure to have, or the suspension or cancellation of, any of the Upjohn Permits would neither, individually or in the aggregate, (A) have an Upjohn Material Adverse Effect nor (B) prevent or materially delay the performance of this Agreement by Upjohn, and, as of the date of this Agreement, no suspension or cancellation of any of the Upjohn Permits is pending or, to the actual knowledge of the executive

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

officers of Upjohn, threatened, except where the failure to have, or the suspension or cancellation of, any of the Upjohn Permits would neither, individually or in the aggregate, (A) have an Upjohn Material Adverse Effect nor
(B) prevent or materially delay the performance of this Agreement by Upjohn. Neither Upjohn nor any Upjohn Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to Upjohn or any Upjohn Subsidiary or by which any property or asset of Upjohn or any Upjohn Subsidiary is bound or affected or (ii) any Upjohn Permits, except for any such conflicts, defaults or violations that would neither, individually or in the aggregate, (A) have an Upjohn Material Adverse Effect nor (B) prevent or materially delay the performance of this Agreement by Upjohn.

     SECTION 4.07. SEC Filings; Financial Statements. (a) Upjohn has filed all forms, reports and documents required to be filed by it under the Exchange Act since January 1, 1993 through the date of this Agreement (collectively, the "Upjohn SEC Reports"). The Upjohn SEC Reports (i) were prepared in accordance with the requirements of the Exchange Act and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Upjohn Subsidiary is subject to the periodic reporting requirements of the Exchange Act.

     (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Upjohn SEC Reports was prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly, in all material respects, the consolidated financial position of Upjohn and the consolidated Upjohn Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to have an Upjohn Material Adverse Effect).

     (c) Except as and to the extent set forth on the consolidated balance sheet of Upjohn and the consolidated Upjohn Subsidiaries as of December 31, 1994, including the notes thereto, neither Upjohn nor any Upjohn Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with United States generally accepted accounting principles, except for liabilities or obligations incurred in the ordinary course of business since December 31, 1994 that would neither, individually or in the aggregate, (A) have an Upjohn Material Adverse Effect nor (B) prevent or materially delay the performance of this Agreement by Upjohn.

     SECTION 4.08. Absence of Certain Changes or Events. Since January 1, 1995, except as contemplated by or as disclosed in this Agreement, as set forth in Section 4.08 of the Upjohn Disclosure Schedule or as disclosed in any Upjohn SEC Report filed since January 1, 1995, Upjohn and the Upjohn Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (a) any Upjohn Material Adverse Effect, (b) any event that could reasonably be expected to prevent or materially delay the performance of this Agreement by Upjohn, (c) any material change by Upjohn in its accounting methods, principles or practices, (d) any declaration, setting aside or payment of any dividend or distribution in respect of the shares of Upjohn Common Stock or any redemption, purchase or other acquisition of any of Upjohn's securities other than the regular quarterly dividend on each share of Upjohn Common Stock of $.37 and the regular quarterly dividend on each share of Upjohn Series B Preferred Stock of $629.69, or (e) any increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any executive officers of Upjohn or any Upjohn Subsidiary except in the ordinary course of business consistent with past practice or except as required by applicable Law.

     SECTION 4.09. Employee Benefit Plans; Labor Matters. (a) With respect to each material employee benefit plan, program, arrangement and contract (including, without limitation, any "employee benefit plan", as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended

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("ERISA")), maintained or contributed to by Upjohn or any Upjohn Subsidiary, or with respect to which Upjohn or any Upjohn Subsidiary could incur material liability under section 4069, 4212(c) or 4204 of ERISA (the "Upjohn Benefit Plans"), Upjohn will make available to Pharmacia, promptly after the date hereof, a true and complete copy of (i) the most recent annual report (Form
5500) filed with the Internal Revenue Service (the "IRS "), (ii) such Upjohn Benefit Plan, (iii) each trust agreement relating to such Upjohn Benefit Plan, (iv) the most recent summary plan description for each Upjohn Benefit Plan for which a summary plan description is required, (v) the most recent actuarial report or valuation relating to an Upjohn Benefit Plan subject to Title IV of ERISA and (vi) the most recent determination letter, if any, issued by the IRS with respect to any Upjohn Benefit Plan qualified under section 401(a) of the Code.

     (b) Except as set forth in Section 4.09(b) of the Upjohn Disclosure Schedule, with respect to the Upjohn Benefit Plans, no event has occurred and, to the knowledge of Upjohn, there exists no condition or set of circumstances in connection with which Upjohn or any Upjohn Subsidiary could be subject to any liability under the terms of such Upjohn Benefit Plans, ERISA, the Code or any other applicable Law which would have an Upjohn Material Adverse Effect.

     (c) Except as set forth in Section 4.09(c) of the Upjohn Disclosure Schedule, neither Upjohn nor any Upjohn Subsidiary is a party to any collective bargaining or other labor union contract applicable to persons employed by Upjohn or any Upjohn Subsidiary and no collective bargaining agreement or other labor union contract is being negotiated by Upjohn or any Upjohn Subsidiary. As of the date of this Agreement, there is no labor dispute, strike or work stoppage against Upjohn or any Upjohn Subsidiary pending or threatened in writing which may interfere with the respective business activities of Upjohn or any Upjohn Subsidiary, except where such dispute, strike or work stoppage would not have an Upjohn Material Adverse Effect. As of the date of this Agreement, to the knowledge of Upjohn, none of Upjohn, any Upjohn Subsidiary, or their respective representatives or employees, has committed any unfair labor practices in connection with the operation of the respective businesses of Upjohn or any Upjohn Subsidiary, and there is no charge or complaint against Upjohn or any Upjohn Subsidiary by the National Labor Relations Board or any comparable state or foreign agency pending or threatened in writing, except where such unfair labor practice, charge or complaint would not have an Upjohn Material Adverse Effect.

     (d) Upjohn has made available to Pharmacia true and complete (i) copies of all severance and employment agreements with officers of Upjohn and each Upjohn Subsidiary; (ii) copies of all severance programs and policies of Upjohn and each Upjohn Subsidiary with or relating to its employees; and (iii) copies of all plans, programs, agreements and other arrangements of Upjohn and each Upjohn Subsidiary with or relating to its employees which contain change of control provisions.

     (e) Except as provided in Section 4.09 of the Upjohn Disclosure Schedule or as otherwise required by Law, no Upjohn Benefit Plan provides retiree medical or retiree life insurance benefits to any person.

     SECTION 4.10. Accounting and Tax Matters. Neither Upjohn nor, to the knowledge of Upjohn, any of its affiliates has taken or agreed to take any action that would prevent the Merger and the Pharmacia Transaction from qualifying for "pooling of interests" accounting treatment under applicable U.S. and Swedish accounting rules including, without limitation, applicable SEC accounting standards, or would prevent the Merger from constituting a transaction qualifying under Section 368(a) of the Code or (in conjunction with the acquisition of Pharmacia Shares pursuant to the Exchange Offer) from constituting a transaction qualifying under Section 351(a) of the Code, or would prevent the Exchange Offer (in conjunction with the acquisition of Upjohn Shares pursuant to the Merger) from constituting a transaction qualifying under Section 351(a) of the Code or a transaction in which, for Swedish income tax purposes, neither Newco, Pharmacia nor the Pharmacia stockholders will recognize taxable income or gain. Upjohn is not aware of any agreement, plan or other circumstance that would prevent the Merger or the Exchange Offer from so qualifying under
Section 368(a) or Section 351(a) of the Code or under applicable Swedish tax
Laws.

     SECTION 4.11. Contracts; Debt Instruments. Except as disclosed in the Upjohn SEC Reports or in Section 4.11 of the Upjohn Disclosure Schedule, there is no contract or agreement that is material to the business, financial condition or results of operations of Upjohn and the Upjohn Subsidiaries taken as a whole (each, an "Upjohn Material Contract"). Neither Upjohn nor any Upjohn Subsidiary is in violation of or in

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default under (nor does there exist any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture or lease, or any other contract, agreement, arrangement or understanding to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, result in an Upjohn Material Adverse Effect. Set forth in Section 4.11 of the Upjohn Disclosure
Schedule is a description of any material changes to the amount and terms of the indebtedness of Upjohn and its subsidiaries as described in the notes to the financial statements incorporated in Upjohn's Form 10-K for the year ended December 31, 1994.

     SECTION 4.12. Litigation. Except as disclosed in the Upjohn SEC Reports or in Section 4.12 of the Upjohn Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or threatened in writing against Upjohn or any Upjohn Subsidiary before any Governmental Entity that, individually or in the aggregate, is reasonably likely to have an Upjohn Material Adverse Effect. Except as disclosed in the Upjohn SEC Reports or in
Section 4.12 of the Upjohn Disclosure Schedule, in the case of any suit, claim, action, proceeding or investigation relating to Halcion or any environmental matters relating to Upjohn or any Upjohn Subsidiary, there has been no change since January 1, 1995 in the status of any such matters that would be reasonably likely to have an Upjohn Material Adverse Effect. Except as disclosed in the Upjohn SEC Reports or in Section 4.12 of the Upjohn Disclosure Schedule, neither Upjohn nor any Upjohn Subsidiary is subject to any outstanding Order, writ, injunction or decree which, insofar as can be reasonably foreseen, individually or in the aggregate, would have an Upjohn Material Adverse Effect.

     SECTION 4.13. Environmental Matters. Except as disclosed in the Upjohn SEC Reports or in Section 4.13 of the Upjohn Disclosure Schedule or as would not, individually or in the aggregate, have an Upjohn Material Adverse Effect:

          (a) Upjohn and the Upjohn Subsidiaries (i) are in compliance with all applicable Environmental Laws (defined below), (ii) hold all Environmental Permits (defined below), and (iii) are in compliance with their respective Environmental Permits.

          (b) Neither Upjohn nor any Upjohn Subsidiary has received any written request for information, or been notified that it is a potentially responsible party, under CERCLA (defined below) or any similar state, local or foreign Law.

          (c) Neither Upjohn nor any Upjohn Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials (defined below), and to the best knowledge of Upjohn, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto.

          (d) None of the real property owned or leased by Upjohn or any Upjohn Subsidiary is listed or, to the best knowledge of Upjohn, proposed for listing on the "National Priorities List" under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

     For purposes of this Agreement:

     "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

     "Environmental Laws" means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code or order and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials, as in effect as of the date hereof.

     "Environmental Permits" means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

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

     "Hazardous Materials" means (a) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (b) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

     SECTION 4.14.  Trademarks, Patents and Copyrights.  Except as set forth in
Section 4.14 of the Upjohn Disclosure Schedule, or to the extent the inaccuracy of any of the following (or the circumstances giving rise to such inaccuracy), individually or in the aggregate, would not have an Upjohn Material Adverse Effect, Upjohn and each of the Upjohn Subsidiaries own or possess adequate licenses or other legal rights to use all patents, patent rights, trademarks, trademark rights, trade names, trade dress, trade name rights, copyrights, servicemarks, trade secrets, applications for trademarks and for servicemarks, mask works, know-how and other proprietary rights and information used or held for use in connection with the business of Upjohn and the Upjohn Subsidiaries as conducted since December 31, 1992, and as currently conducted or as contemplated to be conducted, and Upjohn is unaware of any assertion or claim challenging the validity of any of the foregoing. The conduct of the business of Upjohn and the Upjohn Subsidiaries as conducted since December 31, 1992, as currently conducted and as contemplated to be conducted did not, does not and will not infringe in any way any patent, patent right, license, trademark, trademark right, trade dress, trade name, trade name right, service mark, mask work or copyright of any third party that, individually or in the aggregate, could have an Upjohn Material Adverse Effect. To Upjohn's knowledge, there are no infringements of any proprietary rights owned by or licensed by or to Upjohn or any Upjohn Subsidiary that, individually or in the aggregate, could have an Upjohn Material Adverse Effect.

     SECTION 4.15. Taxes. Except for such matters that would not have an Upjohn Material Adverse Effect, (a) Upjohn and the Upjohn Subsidiaries have timely filed or will timely file all returns and reports required to be filed by them with any taxing authority with respect to Taxes for any period ending on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of Upjohn and the Upjohn Subsidiaries, (b) all Taxes shown to be payable on such returns or reports that are due prior to the Effective Time have been paid or will be paid, (c) as of the date hereof, no deficiency for any material amount of Tax has been asserted or assessed by a taxing authority against Upjohn or any of the Upjohn Subsidiaries, and (d) Upjohn and the Upjohn Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns. As used in this Agreement, "Taxes" shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customers' duties, tariffs, and similar charges.

     SECTION 4.16. Rights Agreement. The copy of the Rights Agreement, dated June 17, 1986, between Upjohn and The Bank of New York, as Rights Agent (the "Rights Agreement"), including all amendments and exhibits thereto, that is set forth as an exhibit to Upjohn's Form 10-K for the year ended December 31, 1994 is a complete and correct copy thereof. Upjohn has taken all necessary action to amend the Rights Agreement, a copy of which amendment is attached hereto as Exhibit A-2, so that neither the execution of this Agreement nor the consummation of the Merger will (a) cause the Rights issued pursuant to the Rights Agreement to become exercisable, (b) cause Volvo, Stattum, Pharmacia, Newco or Newco Sub to become an Acquiring Person (as such term is defined in the Rights Agreement) or (c) give rise to a Distribution Date or a Triggering Event (as each term is defined in the Rights Agreement).

     SECTION 4.17. Opinion of Financial Advisor. Goldman, Sachs & Co. ("Goldman Sachs") has delivered to Upjohn its oral opinion to the effect that, as of the date of this Agreement, the Exchange Ratio is fair to Upjohn's stockholders, which opinion will be confirmed in writing (and accompanied by an authorization to include such opinion in the Disclosure Documents) promptly after the date hereof. Upjohn will, promptly after receipt of such written opinion, deliver a signed copy of such written opinion to Pharmacia.

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

     SECTION 4.18. Brokers. No broker, finder or investment banker (other than Goldman Sachs and The Monitor Company) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Upjohn. Upjohn has heretofore made available to Pharmacia a complete and correct copy of all agreements between Upjohn and Goldman Sachs and between Upjohn and The Monitor Company pursuant to which such firms would be entitled to any payment relating to the Transactions.

                                   ARTICLE V

                  REPRESENTATIONS AND WARRANTIES OF PHARMACIA

     Pharmacia hereby represents and warrants to Upjohn that:

     SECTION 5.01. Organization and Qualification; Subsidiaries. Each of Pharmacia and each subsidiary of Pharmacia (the "Pharmacia Subsidiaries") has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Pharmacia Material Adverse Effect (defined below). Each of Pharmacia and the Pharmacia Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Pharmacia Material Adverse Effect. For purposes of this Agreement, "Pharmacia Material Adverse Effect" means any change in or effect on the business of Pharmacia and the Pharmacia Subsidiaries that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of Pharmacia and the Pharmacia Subsidiaries taken as a whole.

     SECTION 5.02. Corporate Organization Documents. The copies of Pharmacia's Articles of Association and all other corporate organization documents that are set forth as exhibits to Pharmacia's Form 20-F for the year ended December 31, 1994 are complete and correct copies thereof. Such Articles of Association and all other corporate organization documents are in full force and effect. Pharmacia is not in violation of any of the provisions of its Articles of Association or other corporate organization documents.

     SECTION 5.03. Capitalization. The authorized share capital of Pharmacia consists of a minimum of SEK 2,775,000,000 and a maximum of SEK 11,100,000,000 to be issued in Pharmacia Class A Shares and Pharmacia Class B Shares. As of the date hereof, (i) 164,724,715 Pharmacia Class A Common Shares are issued and outstanding, all of which are validly issued and fully paid and (ii) 91,027,398 Pharmacia Class B Common Shares are issued and outstanding, all of which are validly issued and fully paid. There are no warrants or other rights, arrangements or commitments of any character to which Pharmacia is a party or by which Pharmacia is bound relating to the issued or unissued capital stock of Pharmacia or any Pharmacia Subsidiary or obligating Pharmacia or any Pharmacia Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Pharmacia or any Pharmacia Subsidiary. There are no outstanding contractual obligations of Pharmacia or any Pharmacia Subsidiary to redeem or otherwise acquire any Pharmacia Shares or any capital stock of any Pharmacia Subsidiary. Each outstanding share of capital stock of each Pharmacia Subsidiary is duly authorized, validly issued and fully paid and each such share owned by Pharmacia or another Pharmacia Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Pharmacia's or such other Pharmacia Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever, except where failure to own such shares free and clear would not, individually or in the aggregate, have a Pharmacia Material Adverse Effect. There are no material outstanding contractual obligations of Pharmacia or any Pharmacia Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Pharmacia Subsidiary or any other person, other than guarantees by Pharmacia of any indebtedness of any Pharmacia Subsidiary.

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

     SECTION 5.04. Authority Relative to This Agreement. Pharmacia has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions (including, without limitation, the Transactions) contemplated herein to be consummated by Pharmacia. The execution and delivery of this Agreement by Pharmacia and the consummation by Pharmacia of such transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Pharmacia are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly authorized and validly executed and delivered by Pharmacia and constitutes a legal, valid and binding obligation of Pharmacia, enforceable against Pharmacia in accordance with its terms.

     SECTION 5.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Pharmacia do not, and the performance of this Agreement by Pharmacia will not, (i) conflict with or violate any provision of the Articles of Association or other corporate organization documents of Pharmacia or any equivalent organizational documents of any Pharmacia Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law applicable to Pharmacia or any Pharmacia Subsidiary or by which any property or asset of Pharmacia or any Pharmacia Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Pharmacia or any Pharmacia Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, or other occurrences which would neither, individually or in the aggregate, (A) have a Pharmacia Material Adverse Effect nor (B) prevent or materially delay the performance of this Agreement by Pharmacia.

     (b) The execution and delivery of this Agreement by Pharmacia do not, and the performance of this Agreement by Pharmacia will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements of the SSE, the FSA, the Exchange Act, the Securities Act, Blue Sky Laws, the NYSE and state takeover laws, the pre-merger notification requirements of the HSR Act, the filing of a notification with the European Commission under Council Regulation (EEC) No. 4064/89, the filing of a request with the Stockholm District Court with regard to the compulsory acquisition described in Section 3.03, applicable requirements of the Investment Canada Act of 1985 and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not (A) prevent or materially delay consummation of the Transactions, (B) otherwise prevent Pharmacia from performing its material obligations under this Agreement, and (C) individually or in the aggregate, have a Pharmacia Material Adverse Effect.

     SECTION 5.06. Permits; Compliance. Each of Pharmacia and the Pharmacia Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Pharmacia or any Pharmacia Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Pharmacia Permits"), except where the failure to have, or the suspension or cancellation of, any of the Pharmacia Permits would neither, individually or in the aggregate, (A) have a Pharmacia Material Adverse Effect nor (B) prevent or materially delay the performance of this Agreement by Pharmacia, and, as of the date of this Agreement, no suspension or cancellation of any of the Pharmacia Permits is pending or, to the actual knowledge of the executive officers of Pharmacia, threatened, except where the failure to have, or the suspension or cancellation of, any of the Pharmacia Permits would neither, individually or in the aggregate, (A) have a Pharmacia Material Adverse Effect nor (B) prevent or materially delay the performance of this Agreement by Pharmacia. Neither Pharmacia nor any Pharmacia Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to Pharmacia or any Pharmacia Subsidiary or by which any property or asset of Pharmacia or any Pharmacia Subsidiary is bound or affected or (ii) any Pharmacia Permits, except for any such conflicts, defaults or violations that would neither, individually or in the aggregate, (A) have a

Pharmacia Material Adverse Effect nor (B) prevent or materially delay the performance of this Agreement by Pharmacia.

     SECTION 5.07. Stock Exchange and SEC Filings; Financial Statements. (a) Pharmacia has filed all forms, reports and documents required to be filed by it under the Exchange Act or with the SSE since January 1, 1993 through the date of this Agreement (collectively, the "Pharmacia Reports"). The Pharmacia Reports
(i) were prepared in accordance with the requirements of the Exchange Act, the SSE or Swedish Laws or regulations, as the case may be, and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Pharmacia Subsidiary is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, the FSA, the SSE or any other comparable Governmental Entity.

     (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Pharmacia Reports was prepared in accordance with Swedish generally accepted accounting principles and, where indicated therein, was reconciled to U.S. generally accepted accounting principles, in each case applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly, in all material respects, the consolidated financial position of Pharmacia and the consolidated Pharmacia Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to have a Pharmacia Material Adverse Effect).

     (c) Except as and to the extent set forth on the consolidated balance sheet of Pharmacia and the consolidated Pharmacia Subsidiaries as of December 31, 1994, including the notes thereto, neither Pharmacia nor any of the Pharmacia Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with Swedish generally accepted accounting principles, except for liabilities or obligations incurred in the ordinary course of business since December 31, 1994 that would neither, individually or in the aggregate, (A) have a Pharmacia Material Adverse Effect nor (B) prevent or materially delay the performance of this Agreement by Pharmacia.

     SECTION 5.08. Absence of Certain Changes or Events. Since January 1, 1995, except as contemplated by or as disclosed in this Agreement or as disclosed in any Pharmacia Report filed since January 1, 1995, Pharmacia and the Pharmacia Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been
(a) any Pharmacia Material Adverse Effect, (b) any event that could reasonably be expected to prevent or materially delay the performance of this Agreement by Pharmacia, (c) any material change by Pharmacia in its accounting methods, principles or practices, (d) any declaration, setting aside or payment of any dividend or distribution in respect of the Pharmacia Shares or any redemption, purchase or other acquisition of any of Pharmacia's securities other than the regular annual dividend on each Pharmacia Share of SEK 2.60, or (e) any increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), or other employee benefit plan, or any other increase in the compensation payable or to become payable to any executive officers of Pharmacia or any Pharmacia Subsidiary except in the ordinary course of business consistent with past practice or except as required by applicable law.

     SECTION 5.09. Employee Benefit Plans; Labor Matters. (a) Pharmacia will make available to Upjohn, promptly after the date hereof, a true and complete copy of each employee benefit plan, program, arrangement and contract maintained by Pharmacia or any Pharmacia Subsidiary for the benefit of any current or former employee, officer or director of Pharmacia or any Pharmacia Subsidiary or with respect to which Pharmacia or any Pharmacia Subsidiary could incur material liability (the "Pharmacia Benefit Plans"), and each material document prepared in connection with each Pharmacia Benefit Plan. With respect to each

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Pharmacia Benefit Plan maintained for the benefit of employees in the United
States, Pharmacia will make available to Upjohn, promptly after the date hereof, a true and complete copy of the items listed in Section 4.09(a)(i), (ii), (iii),
(iv), (v) and (vi) hereof.

     (b) With respect to the Pharmacia Benefit Plans, no event has occurred and, to the knowledge of Pharmacia, there exists no condition or set of circumstances in connection with which Pharmacia or any Pharmacia Subsidiary could be subject to any liability under the terms of such Pharmacia Benefit Plans or any applicable Law which would have a Pharmacia Material Adverse Effect.

     (c) In addition to the foregoing, and except as would not have a Pharmacia Material Adverse Effect, with respect to each Pharmacia Benefit Plan that is not subject to United States Law (a "Foreign Benefit Plan"):

          (i) all employer and employee contributions to each Foreign Benefit Plan required by Law or by the terms of such Foreign Benefit Plan have been made, or if applicable, accrued in accordance with normal accounting practices and a pro rata contribution for the period from the date hereof to and including the Effective Time has been made or accrued in accordance with normal accounting principles;

          (ii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and

          (iii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

     (d) Except as set forth in Section 5.09(d) of the Disclosure Schedule delivered by Pharmacia to Upjohn prior to the execution of (and forming part of) this Agreement (the "Pharmacia Disclosure Schedule"), and except for such collective bargaining or other labor union contracts applicable to employees of Pharmacia or any Pharmacia Subsidiary located outside of Sweden (copies of which Pharmacia undertakes to provide to Upjohn as soon as practicable after the date hereof), neither Pharmacia nor any Pharmacia Subsidiary is a party to any collective bargaining or other labor union contract applicable to persons employed by Pharmacia or any Pharmacia Subsidiary and no collective bargaining agreement or other labor union contract is being negotiated by Pharmacia or any Pharmacia Subsidiary. As of the date of this Agreement, there is no labor dispute, strike or work stoppage against Pharmacia or any Pharmacia Subsidiary pending or threatened in writing that may interfere with the respective business activities of Pharmacia or any Pharmacia Subsidiary, except where such dispute, strike or work stoppage would not have a Pharmacia Material Adverse Effect. As of the date of this Agreement, to the knowledge of Pharmacia, none of Pharmacia, any Pharmacia Subsidiary, or their respective representatives or employees, has committed any unfair labor practices in connection with the operation of the respective businesses of Pharmacia or any Pharmacia Subsidiary, and there is no charge or complaint against Pharmacia or any Pharmacia Subsidiary by the National Labor Relations Board or any comparable state or foreign agency pending or threatened in writing, except where such unfair labor practice, charge or complaint would not have a Pharmacia Material Adverse Effect.

     (e) Pharmacia will make available to Upjohn, promptly after the date hereof, true and complete (i) copies of all severance and employment agreements with the twenty most highly compensated officers of Pharmacia and the Pharmacia Subsidiaries (taken as a whole); (ii) copies of all severance programs and policies of Pharmacia with or relating to its twenty most highly compensated officers and (iii) copies of all plans, programs, agreements and other arrangements of Pharmacia and the Pharmacia Subsidiaries (taken as a whole) with or relating to their twenty most highly compensated officers which contain change of control provisions.

     (f) Except as otherwise required by Law, no Pharmacia Benefit Plan provides retiree medical or retiree life insurance benefits to any person.

     SECTION 5.10. Accounting and Tax Matters. Neither Pharmacia nor, to the knowledge of Pharmacia, any of its affiliates has taken or agreed to take any action that would prevent the Merger and the Pharmacia Transaction from qualifying for "pooling of interests" accounting treatment under applicable U.S. and Swedish accounting rules including, without limitation, applicable SEC accounting standards or would prevent the Merger from constituting a transaction qualifying under Section 368(a) of the Code or (in conjunction with the acquisition of Pharmacia Shares pursuant to the Exchange Offer) from constituting a transaction qualifying under Section 351(a) of the Code, or would prevent the Exchange Offer (in conjunction with the acquisition of Upjohn Shares pursuant to the Merger) from constituting a transaction qualifying under Section 351(a) of the Code or a transaction in which, for Swedish income tax purposes, neither Newco, Pharmacia nor the Pharmacia stockholders will recognize taxable income or gain. Pharmacia is not aware of any agreement, plan or other circumstance that would prevent the Merger or the Exchange Offer from so qualifying under Section 368(a) or Section 351(a) of the Code or under applicable Swedish tax Laws.

     SECTION 5.11. Contracts; Debt Instruments. Except as disclosed in the Pharmacia Reports or in Section 5.11 of the Pharmacia Disclosure Schedule, there is no contract or agreement that is material to the business, financial condition or results of operations of Pharmacia and the Pharmacia Subsidiaries taken as a whole (each, a "Pharmacia Material Contract"). Neither Pharmacia nor any Pharmacia Subsidiary is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture or lease, or any other contract, agreement, arrangement or understanding to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, result in a Pharmacia Material Adverse Effect. Set forth in Section 5.11 of the Pharmacia Disclosure Schedule is a description of any material changes to the amount and terms of the indebtedness of Pharmacia and its subsidiaries as described in Pharmacia's Form 20-F for the year ended December 31, 1994.

     SECTION 5.12.  Litigation.  Except as disclosed in Pharmacia Reports or in
Section 5.12 of the Pharmacia Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or threatened in writing against Pharmacia or any Pharmacia Subsidiary before any Governmental Entity which, individually or in the aggregate, is reasonably likely to have a Pharmacia Material Adverse Effect. Except as disclosed in the Pharmacia Reports or in
Section 5.12 of the Pharmacia Disclosure Schedule, in the case of any suit, claim, action, proceeding or investigation relating to Pharmacia's operations in, or present or former personnel in, Italy, there has been no change since December 31, 1994 in the status of any such matters that would be reasonably likely to have a Pharmacia Material Adverse Effect. Except as disclosed in the Pharmacia Reports or in Section 5.12 of the Pharmacia Disclosure Schedule, neither Pharmacia nor any Pharmacia Subsidiary is subject to any outstanding Order, writ, injunction or decree which, insofar as can be reasonably foreseen, individually or in the aggregate, would have a Pharmacia Material Adverse Effect.

     SECTION 5.13. Environmental Matters. Except as disclosed in the Pharmacia Reports or as would not, individually or in the aggregate, have a Pharmacia Material Adverse Effect:

          (a) Pharmacia and the Pharmacia Subsidiaries (i) are in compliance with all applicable Environmental Laws, (ii) hold all Environmental Permits, and (iii) are in compliance with its Environmental Permits.

          (b) None of Pharmacia or any Pharmacia Subsidiary has received any written request for information, or been notified that it is a potentially responsible party, under CERCLA or any similar state, local or foreign Law.

          (c) None of Pharmacia or any Pharmacia Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials, and to the best knowledge of Pharmacia, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto.

          (d) None of the real property owned or leased by Pharmacia or any Pharmacia Subsidiary is listed or, to the best knowledge of Pharmacia, proposed for listing on the "National Priorities List" under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

     SECTION 5.14.  Trademarks, Patents and Copyrights.  Except as set forth in
Section 5.14 of the Pharmacia Disclosure Schedule, or to the extent the inaccuracy of any of the following (or the conditions giving rise to such inaccuracy), individually or in the aggregate, would not have a Pharmacia Material Adverse Effect, Pharmacia and the Pharmacia Subsidiaries own or possess adequate licenses or other legal rights to use all patents, patent rights, trademarks, trademark rights, trade names, trade dress, trade name rights, copyrights, servicemarks, trade secrets, applications for trademarks and for servicemarks, mask works, know-how and other proprietary rights and information used or held for use in connection with the business of Pharmacia and the Pharmacia Subsidiaries as conducted since December 31, 1992, and as currently conducted or as contemplated to be conducted, and Pharmacia is unaware of any assertion or claim challenging the validity of any of the foregoing. The conduct of the business of Pharmacia and the Pharmacia Subsidiaries as conducted since December 31, 1992, as currently conducted and as contemplated to be conducted did not, does not and will not infringe in any way any patent, patent right, license, trademark, trademark right, trade dress, trade name, trade name right, service mark, mask work or copyright of any third party that, individually or in the aggregate, could have a Pharmacia Material Adverse Effect. To Pharmacia's knowledge, there are no infringements of any proprietary rights owned by or licensed by or to Pharmacia or any Pharmacia Subsidiary that, individually or in the aggregate, could have a Pharmacia Material Adverse Effect.

     SECTION 5.15. Taxes. Except for such matters that would not have a Pharmacia Material Adverse Effect, (a) Pharmacia and its subsidiaries have timely filed or will timely file all returns and reports required to be filed by them with any taxing authority with respect to Taxes for any period ending on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of Pharmacia and its subsidiaries, (b) all Taxes shown to be payable on such returns or reports that are due prior to the Effective Time have been paid or will be paid, (c) as of the date hereof, no deficiency for any material amount of Tax has been asserted or assessed by a taxing authority against Pharmacia or its subsidiaries, and (d) Pharmacia and its subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns.

     SECTION 5.16. Opinion of Financial Advisor. Morgan Stanley & Co. Limited ("Morgan Stanley") has delivered to Pharmacia its written opinion to the effect that, as of the date of this Agreement, the Exchange Offer Ratio is fair to Pharmacia's stockholders from a financial point of view. Morgan Stanley has authorized the inclusion of its opinion in the Disclosure Documents, and Pharmacia will promptly, after the date of this Agreement, deliver a signed copy of such opinion to Upjohn.

     SECTION 5.17. Brokers. No broker, finder or investment banker (other than Morgan Stanley and Enskilda, Skandinaviska Enskilda Banken ("Enskilda")) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Pharmacia. Pharmacia has heretofore made available to Upjohn a complete and correct copy of all agreements between Pharmacia and Morgan Stanley and between Pharmacia and Enskilda pursuant to which such firms would be entitled to any payment relating to the Transactions.

                                   ARTICLE VI

             REPRESENTATIONS AND WARRANTIES OF NEWCO AND NEWCO SUB

     Newco and Newco Sub hereby jointly and severally represent and warrant to Pharmacia and Upjohn that:

     SECTION 6.01. Organization and Qualification; Subsidiaries. Each of Newco and Newco Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Newco and Newco Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary. Neither Newco nor Newco Sub has any subsidiaries other than, in the case of Newco, Newco Sub.

     SECTION 6.02. Certificate of Incorporation and By-Laws. Each of Newco and Newco Sub has heretofore made available to each of Pharmacia and Upjohn a complete and correct copy of its Certificate of Incorporation and By-Laws. Such Certificates of Incorporation and By-Laws are in full force and effect. Neither Newco nor Newco Sub is in violation of any of the provisions of its Certificate of Incorporation or By-Laws.

     SECTION 6.03. Capitalization. (a) As of the date of this Agreement, (i) the authorized capital stock of Newco consists of 1,000 shares of Newco Common Stock, (ii) 1,000 shares of Newco Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, and (iii) Pharmacia and Upjohn each own 500 shares of Newco Common Stock free and clear of all encumbrances of any kind. No shares of Newco capital stock are held in the treasury of Newco. On or prior to the Effective Time, the Certificate of Incorporation of Newco will be amended to provide that the authorized capital stock of Newco will consist of (i) 1,500,000,000 shares of Newco Common Stock and (ii) 100,000,000 shares of preferred stock, of which 7,500 shares will be designated Newco Series A Convertible Perpetual Preferred Stock. As of the Registration Statement Effective Date, 1,000 shares of Newco Common Stock will be issued and outstanding, all of which will be validly issued, fully paid and nonassessable, and no shares of Newco Series A Convertible Perpetual Preferred Stock will be issued or outstanding. Except as provided in this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of either of Newco or obligating Newco to issue or sell any shares of capital stock of, or other equity interests in, Newco. Each share of Newco capital stock is duly authorized, validly issued, fully paid and nonassessable. The Newco Shares to be issued in connection with the Transactions, when issued as contemplated herein, will be duly authorized, validly issued, fully paid and nonassessable and will not be issued in violation of any preemptive rights. The SDSs to be issued in connection with the Pharmacia Transaction, when issued as contemplated herein, will be validly issued. The depositary agreement under which the SDSs will be issued, when the SDSs are issued as contemplated herein, will have been duly authorized, executed and delivered by Newco and will constitute a legal, valid and binding obligation of Newco enforceable against Newco in accordance with its terms.

     (b) The authorized capital stock of Newco Sub consists of 1,000 shares of common stock, par value $.01 per share, of Newco Sub (the "Newco Sub Common Stock"). As of the date of this Agreement, 1,000 shares of Newco Sub Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable. Each issued and outstanding share of Newco Sub Common Stock is owned by Newco, free and clear of all encumbrances of any kind. No shares of Newco Sub Common Stock are held in the treasury of Newco Sub. There are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Newco Sub or obligating either of them to issue or sell any shares of capital stock of, or other equity interests in, Newco Sub. As of the Effective Time, all of the outstanding shares of capital stock of the Surviving Corporation will be duly authorized, validly issued, fully paid and nonassessable and will be owned by Newco, free and clear of all encumbrances of any kind.

     SECTION 6.04. Authority Relative to This Agreement. Each of Newco and Newco Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions (including, without limitation, the Transactions) contemplated herein to be consummated by it. The execution and delivery of this Agreement by each of Newco and Newco Sub and the consummation by each of Newco and Newco Sub of such transactions have been duly and validly authorized by all necessary corporate action (including, in the case of Newco Sub, the approval of Newco as sole stockholder of Newco Sub) and no other corporate proceedings on the part of either Newco or Newco Sub are necessary to authorize this Agreement or to consummate such Transactions. This Agreement has been duly authorized and validly executed and delivered by each of Newco and Newco Sub and constitutes a legal, valid and binding obligation of each of Newco and Newco Sub, enforceable against each of Newco and Newco Sub in accordance with its terms.

     SECTION 6.05. No Conflict. The execution and delivery of this Agreement by each of Newco and Newco Sub do not, and the performance of this Agreement by each of Newco and Newco Sub will not, conflict with or violate any provision of the Newco or Newco Sub Certificate of Incorporation or By-laws.

     SECTION 6.06. No Activities. Except for obligations or liabilities incurred in connection with its respective incorporation or organization and the Transactions, neither Newco nor Newco Sub has incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

                                  ARTICLE VII

                                   COVENANTS

     SECTION 7.01. Conduct of Business by Upjohn Pending the Closing. Upjohn agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 7.01 of the Upjohn Disclosure Schedule or as contemplated by any other provision of this Agreement, unless Pharmacia shall otherwise agree in writing, which agreement shall not be unreasonably withheld or delayed, (1) the businesses of Upjohn and the Upjohn Subsidiaries shall be conducted only in, and Upjohn and the Upjohn Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice and (2) Upjohn shall use its reasonable best efforts to keep available the services of such of the current officers, significant employees and consultants of Upjohn and the Upjohn Subsidiaries and to preserve the current relationships of Upjohn and the Upjohn Subsidiaries with such of the customers, suppliers and other persons with which Upjohn or any Upjohn Subsidiary has significant business relations as Upjohn deems reasonably necessary in order to preserve substantially intact its business organization. By way of amplification and not limitation, except as set forth in Section 7.01 of the Upjohn Disclosure Schedule or as contemplated by any other provision of this Agreement, the Board of Directors of Upjohn shall not (unless required by applicable Laws or stock exchange regulations) cause or permit Upjohn or any Upjohn Subsidiary to, and shall neither cause nor permit any of Upjohn's affiliates (over which it exercises control), or any of their officers, directors, employees and agents to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following, without the prior written consent of Pharmacia, which consent shall not be unreasonably withheld or delayed:

          (a) amend or otherwise change its Restated Certificate of Incorporation or By-laws or equivalent organizational documents;

          (b) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, (i) any shares of capital stock of Upjohn or any Upjohn Subsidiary of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Upjohn or any Upjohn Subsidiary (except for the issuance of (A) a maximum of 10,867,250 shares of Upjohn Common Stock issuable pursuant to the Upjohn Options outstanding on the date of this Agreement and the issuance, in the ordinary course of business and consistent with past practice, of the Upjohn Options to purchase a maximum of 1,771,299 shares of Upjohn Common Stock pursuant to the Upjohn Stock Option Plans in effect on the date of this Agreement and the shares of Upjohn Common Stock issuable pursuant to such Upjohn Options, in accordance with the terms of the Upjohn Stock Option Plan; (B) a maximum of 650,000 shares of Upjohn Series A Preferred Stock pursuant to the Rights Agreement; (C) a maximum of 7,322,020 shares of Upjohn Common Stock issuable upon conversion of the Upjohn Series A Preferred Stock or the Upjohn Series B Preferred Stock; (D) subject to Section 7.01(f), any securities required by virtue of (x) the Upjohn Incentive Programs and (y) the Upjohn Deferred Compensation Plan for Directors; and (E) a maximum of 6,653,523 rights to purchase shares of Upjohn Series A Preferred Stock issuable in connection with issuances of Upjohn Common Stock made in accordance with this Section 7.01(b)); or

     (ii) any property or assets of Upjohn or any Upjohn Subsidiary, except in the ordinary course of business and in a manner consistent with past practice;

          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than (i) any regular quarterly dividend declared and paid in accordance with past practice and not in excess of $.37 per share of Upjohn Common Stock for any fiscal quarter ending prior to September 30, 1995, (ii) a quarterly dividend not in excess of $.39 per share of Upjohn Common Stock for the fiscal quarter ending December 31, 1995 and any subsequent quarter and (iii) regular quarterly cash dividends not in excess of $629.69 per share of Upjohn Series B Preferred Stock;

          (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

          (e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization, person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice and any other acquisitions for consideration that are not, in the aggregate, in excess of $250,000,000; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, except for indebtedness for borrowed money incurred in the ordinary course of business and consistent with past practice or incurred to refinance outstanding indebtedness for borrowed money existing on the date of this Agreement or other indebtedness for borrowed money with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $200,000,000; (iii) terminate, cancel or request any material change in, or agree to any material change in any Upjohn Material Contract or enter into any contract or agreement material to the business, results of operations or financial condition of Upjohn and the Upjohn Subsidiaries taken as a whole, in either case other than in the ordinary course of business, consistent with past practice; (iv) make or authorize any capital expenditure, other than capital expenditures that are not, in the aggregate, in excess of $350,000,000 for Upjohn and the Upjohn Subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 7.01(e);

          (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of Upjohn or any Upjohn Subsidiary who are not officers of Upjohn, or grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of Upjohn or any Upjohn Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except as contemplated by this Agreement or to the extent required by applicable Law or the terms of a collective bargaining agreement;

          (g) take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practice;

          (h) waive, release, assign, settle or compromise any material claims or litigation;

          (i) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability; or

          (j) authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing.

     SECTION 7.02.  Conduct of Business by Pharmacia Pending the
Closing. Pharmacia agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 7.02 of the Pharmacia Disclosure Schedule or as contemplated by any other provision of this Agreement, unless Upjohn shall otherwise agree in writing, which agreement shall not be unreasonably withheld or delayed, (1) the business of Pharmacia and the Pharmacia Subsidiaries shall be conducted only in, and the Pharmacia and the Pharmacia Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice and (2) Pharmacia shall use its reasonable best efforts to keep available the services of such of the current officers, significant employees and consultants of Pharmacia and the Pharmacia Subsidiaries and to preserve the current relationships of Pharmacia and the Pharmacia Subsidiaries with such of the customers, suppliers and other persons with which Pharmacia or any Pharmacia Subsidiary has significant business relations as Pharmacia deems reasonably necessary in order to preserve substantially intact its business organization. By way of amplification and not limitation, except as set forth in Section 7.02 of the Pharmacia Disclosure Schedule or as contemplated by any other provision of this Agreement, the Board of Directors of Pharmacia shall not (unless required by applicable Laws or stock exchange regulations) cause or permit Pharmacia or any Pharmacia Subsidiary to, and shall neither cause nor permit any of Pharmacia's affiliates (over which it exercises control), or any of their officers, directors, employees and agents to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Upjohn, which consent shall not be unreasonably withheld or delayed:

          (a) amend or otherwise change its Articles of Association or equivalent organizational documents;

          (b) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, (i) any shares of capital stock of Pharmacia or any Pharmacia Subsidiary of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Pharmacia or any Pharmacia Subsidiary or (ii) any property or assets of Pharmacia or any Pharmacia Subsidiary, except in the ordinary course of business and in a manner consistent with past practice;

          (c) recommend to its stockholders that the stockholders declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than any regular dividends declared and paid in accordance with past practice and not in excess of SEK 2.60 per Pharmacia Share;

          (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

          (e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization, person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice and any other acquisitions for consideration that are not, in the aggregate, in excess of $250,000,000; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, except for indebtedness for borrowed money incurred in the ordinary course of business and consistent with past practice or incurred to refinance outstanding indebtedness for borrowed money existing on the date of this Agreement or other indebtedness for borrowed money with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $200,000,000; (iii) terminate, cancel or request any material change in, or agree to any material change in any Pharmacia Material Contract or enter into any contract or agreement material to the business, results of operations or financial condition of Pharmacia and the Pharmacia Subsidiaries taken as a whole, in either case other than in the ordinary course of business, consistent with past practice; (iv) make or authorize any capital expenditure, other than capital expenditures that are not, in the aggregate, in excess of $350,000,000 for Pharmacia and the Pharmacia Subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 7.02(e);

          (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of Pharmacia or any

     Pharmacia Subsidiary who are not officers of Pharmacia, or grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of Pharmacia or any Pharmacia Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law or the terms of a collective bargaining agreement;

          (g) take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practice;

          (h) waive, release, assign, settle or compromise any material claims or litigation;

          (i) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability; or

          (j) authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing.

     SECTION 7.03. Cooperation; Steering Committee. (a) Pharmacia and Upjohn shall coordinate and cooperate in connection with (i) the preparation of the Registration Statement and the Disclosure Documents, (ii) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Upjohn Material Contracts or Pharmacia Material Contracts, in connection with the consummation of the Transactions and (iii) seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Registration Statement and the Disclosure Documents and timely seeking to obtain any such actions, consents, approvals or waivers.

     (b) Upon the execution and delivery of this Agreement, Pharmacia and Upjohn will establish a committee (the "Steering Committee") for the purpose of, to the extent permitted by applicable Laws, facilitating the efficient combination of the respective businesses of Pharmacia and Upjohn as promptly as practicable following the Effective Time. The Steering Committee will consist of four members, two of whom will be designated by Pharmacia (and will initially be Jan Ekberg and Goran Ando), and two of whom will be designated by Upjohn (and will initially be John L. Zabriskie and Robert C. Salisbury). The Steering Committee will be dissolved as of the Effective Time.

     SECTION 7.04. Notices of Certain Events. Each of Pharmacia and Upjohn shall give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions, (ii) any notice or other communication from any Governmental Entity in connection with the Transactions, (iii) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened in writing against, relating to or involving or otherwise affecting Pharmacia, Upjohn or their subsidiaries that relate to the consummation of the Transactions, (iv) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under any Upjohn Material Contract or Pharmacia Material Contract, and (v) any change that is reasonably likely to result in an Upjohn Material Adverse Effect or a Pharmacia Material Adverse Effect or is likely to delay or impede the ability of either Upjohn or Pharmacia to consummate the transactions contemplated by this Agreement or to fulfill its obligations set forth herein.

     SECTION 7.05. Contractual Consents. Prior to or at the Effective Time, each of Pharmacia and Upjohn shall use its reasonable best efforts to prevent the occurrence, as a result of the Transactions, of a change of control or any event which constitutes a default (or an event which with notice or lapse of time or both would become a default) under any material contract, agreement, lease, license, permit, franchise or other instrument or obligation to which it or any of its subsidiaries is a party.

                                  ARTICLE VIII

                             ADDITIONAL AGREEMENTS

     SECTION 8.01. Registration Statement; Disclosure Documents. (a) As promptly as practicable after the execution of this Agreement, Pharmacia and Upjohn shall jointly prepare and Newco shall file with the SEC a single document that will constitute (i) the proxy statement of Upjohn relating to the special meeting of Upjohn's stockholders (the "Upjohn Stockholders' Meeting") to be held to consider adoption of this Agreement, (ii) the prospectus forming part of the registration statement on Form S-4 of Newco (together with all amendments thereto, the "Registration Statement"), in connection with the registration under the Securities Act of the Newco Common Stock to be issued to the stockholders of Pharmacia and Upjohn pursuant to the Exchange Offer in the United States and the Merger, respectively, and (iii) the offer to purchase to be used by Newco in connection with the Exchange Offer in the United States (such document, together with any amendments thereof or supplements thereto, the "Proxy Statement"). Substantially contemporaneously with the filing of the Proxy Statement with the SEC, copies thereof shall be provided to the National Association of Securities Dealers ("NASD"), the NYSE and the SSE. Pharmacia, Upjohn and Newco each shall use its reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement (the "Registration Statement Effective Date"), Newco shall take all or any action required under any applicable Laws in connection with the issuance of Newco Common Stock and SDSs pursuant to the Merger and the Exchange Offer. Pharmacia or Upjohn, as the case may be, shall furnish all information concerning Pharmacia or Upjohn as the other party may reasonably request in connection with such actions and the preparation of the Registration Statement and Disclosure Documents. As promptly as practicable after the Registration Statement Effective Date, the Proxy Statement will be mailed to the stockholders of Pharmacia and Upjohn, and, in the case of Pharmacia, Swedish language translations or summaries thereof, as may be necessary or appropriate, will be provided to its Swedish stockholders. Pharmacia, Upjohn and Newco shall cause the Disclosure Documents to comply as to form and substance in all material respects with the applicable requirements of
(i) the Exchange Act, including, without limitation, Sections 14(a) and 14(d) thereof and the respective regulations promulgated thereunder, (ii) the NASD, the NYSE, the SSE and the FSA, (iii) the Securities Act, (iv) the NBK Recommendations Concerning Public Offers for the Acquisition of Shares (1988) and (v) the DGCL.

     (b) (i) The Disclosure Documents shall include the unanimous and unconditional recommendation of the Board of Directors of Upjohn to the stockholders of Upjohn that they vote in favor of adoption of this Agreement; provided, however, that the Board of Directors of Upjohn may, at any time prior to the Effective Time, withdraw, modify or change any such recommendation if the Board of Directors of Upjohn determines in good faith that failure to so withdraw, modify or change its recommendation would cause the Board of Directors of Upjohn to breach its fiduciary duties to Upjohn's stockholders under applicable Laws after receipt of advice to such effect from independent legal counsel (who may be Upjohn's regularly engaged independent legal counsel). In addition, the Disclosure Documents will include the opinion of Goldman Sachs referred to in Section 4.17.

     (ii) The Disclosure Documents shall include the unanimous and unconditional recommendation of the Board of Directors of Pharmacia to the stockholders of Pharmacia that they accept the Exchange Offer; provided, however, that the Board of Directors of Pharmacia may, at any time prior to the Effective Time, withdraw, modify or change any such recommendation if the Board of Directors of Pharmacia determines in good faith that failure to so withdraw, modify or change its recommendation would cause the Board of Directors of Pharmacia to breach its fiduciary duties to Pharmacia or Pharmacia's stockholders under applicable Laws after receipt of advice to such effect from independent legal counsel (who may be Pharmacia's regularly engaged independent legal counsel). In addition, the Disclosure Documents will include the opinion of Morgan Stanley referred to in
Section 5.16.

     (c) No amendment or supplement to the Disclosure Documents or the Registration Statement will be made without the approval of Pharmacia and Upjohn, which approval shall not be unreasonably withheld or delayed. Each of Newco, Pharmacia and Upjohn will advise the others, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of Newco Common Stock or the SDSs issuable in connection with the Merger and the Exchange Offer for offering or sale in any jurisdiction, or of any request by the SEC, the NASD, the NYSE, the SSE or the FSA for amendment of the Disclosure Documents or the Registration Statement or comments thereon and responses thereto or requests by the SEC, the SSE or the FSA for additional information.

     (d) The information supplied by Pharmacia for inclusion in the Registration Statement and the Disclosure Documents shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Pharmacia and Upjohn, (iii) the time of the Upjohn Stockholders' Meeting, (iv) the Effective Time and (v) the Expiration Date, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Pharmacia or any Pharmacia Subsidiary, or their respective officers or directors, should be discovered by Pharmacia that should be set forth in an amendment or a supplement to the Registration Statement or Disclosure Documents, Pharmacia shall promptly inform Upjohn. All documents that Pharmacia is responsible for filing in connection with the Transactions will comply as to form and substance in all material aspects with the applicable requirements of the SSE or the FSA, the DGCL, the Securities Act and the Exchange Act.

     (e) The information supplied by Upjohn for inclusion in the Registration Statement and the Disclosure Documents shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Upjohn and Pharmacia, (iii) the time of the Upjohn Shareholder Meeting, (iv) the Effective Time, and (v) the Expiration Date, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time any event or circumstance relating to Upjohn or any Upjohn Subsidiary, or their respective officers or directors, should be discovered by Upjohn that should be set forth in an amendment or a supplement to the Registration Statement or Disclosure Documents, Upjohn shall promptly inform Pharmacia. All documents that Upjohn is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the DGCL, the Securities Act and the Exchange Act.

     SECTION 8.02. Stockholders' Meeting. Upjohn shall call and hold the Upjohn Stockholders' Meeting as promptly as practicable after the Registration Statement Effective Date for the purpose of voting upon the adoption of this Agreement and Pharmacia, Upjohn and Newco will cooperate with each other to cause the Upjohn Stockholders' Meeting to be held on or proximate to the Expiration Date of the Exchange Offer. Upjohn shall use its reasonable best efforts (through its agents or otherwise) to solicit from its stockholders proxies in favor of the adoption of this Agreement, and shall take all other action necessary or advisable to secure the affirmative vote of its stockholders required by the DGCL to secure such adoption, except to the extent that the Board of Directors of Upjohn determines in good faith that doing so would cause the Board of Directors of Upjohn to breach its fiduciary duties to Upjohn's stockholders under applicable Laws after receipt of advice to such effect from independent legal counsel (who may be Upjohn's regularly engaged independent legal counsel).

     SECTION 8.03. Access to Information; Confidentiality. (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which Pharmacia or Upjohn or any of their respective subsidiaries is a party or pursuant to applicable Law or the regulations or requirements of any stock exchange or other regulatory organization with whose rules the parties are required to comply, from the date of this Agreement to the Effective Time, Pharmacia and Upjohn shall (and shall cause their respective subsidiaries to):
(i) provide to the other (and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, "Representatives") access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of the other and its subsidiaries and to the books and records thereof and (ii) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the other party and its subsidiaries as the other party or its Representatives may reasonably request. No investigation conducted pursuant to this Section 8.03 shall affect or be deemed to modify any representation or warranty made in this Agreement.

     (b) The parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement dated May 4, 1995 (the "Confidentiality Agreement") between Pharmacia and Upjohn with respect to the information disclosed pursuant to this Section 8.03.

     SECTION 8.04. No Solicitation of Transactions. (a) Each party to this Agreement will not, directly or indirectly, and will instruct its officers, directors, employees, subsidiaries, agents or advisors or other representatives (including, without limitation, any investment banker, attorney or accountant retained by it), not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any other action knowingly to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of such party or any of its subsidiaries, or any investment banker, financial advisor, attorney, accountant or other representative retained by such party or any of such party's subsidiaries, to take any such action. Each party to this Agreement shall notify the other parties promptly if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Competing Transaction is made. Each party to this Agreement immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction and promptly request that all confidential information furnished on behalf of such party be returned. Each party to this Agreement agrees not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.

     (b) Notwithstanding anything to the contrary in Section 8.04(a), the Board of Directors of each party to this Agreement may cause such party to furnish information to, and may participate in discussions or negotiations with, any person that, unsolicited by such party, has submitted a written proposal to such Board of Directors relating to a Competing Transaction, in each case to the extent that the Board of Directors of such party determines in good faith that the failure to do so would cause the Board of Directors of such party to breach its fiduciary duties to such party or its stockholders under applicable Laws after receipt of advice to such effect from independent legal counsel (who may be such party's regularly engaged independent legal counsel) and, notwithstanding anything to the contrary contained in this Agreement, any such furnishing of information and participation in discussions or negotiations shall not constitute a breach of this Agreement by such party; provided, however, that any party furnishing such information, or participating in such discussions or negotiations shall notify the other promptly of such action and shall, in any such notice, indicate the identity of the person making the written proposal referred to in this Section 8.04(b) and, in reasonable detail, the terms and conditions of such written proposal.

     (c) Notwithstanding anything to the contrary in Section 8.04(a), the provisions of Section 8.04(a) shall apply to directors of Pharmacia and Upjohn solely in their capacity as directors of Pharmacia and Upjohn, respectively, and no actions taken by such directors in their capacity as officers or directors of any other person shall be deemed to be a violation of Section 8.04(a).

     (d) A "Competing Transaction" means any of the following involving Pharmacia or Upjohn, as the case may be (other than the Transactions contemplated by this Agreement): (i) a merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange transfer or other disposition of 25% or more of the assets of such party and its subsidiaries, taken as a whole or (iii) a tender offer or exchange offer for, or any other acquisition of, 10% or more of the outstanding voting securities of such party.

     SECTION 8.05. Employee Benefits Matters. (a) Annex A hereto sets forth certain agreements among the parties hereto with respect to employee benefits matters and is incorporated herein by this reference.

     (b) Prior to the Effective Time, Upjohn shall amend the Upjohn Employee Savings Plan/Employee Stock Ownership Plan (the "Upjohn Plan") to provide that the execution of this Agreement and the consummation of the Transactions will not constitute a "change of control" (as defined in Section 16 of such Upjohn
Plan) resulting in automatic vesting under the Upjohn Plan.

     SECTION 8.06.  Directors' and Officers' Indemnification and
Insurance. (a) The Certificate of Incorporation and By-Laws of the Surviving Corporation shall contain the provisions that are set forth, as of the date of this Agreement, in the Restated Certificate of Incorporation and the By-Laws, respectively, of Upjohn, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were directors, officers, employees, fiduciaries or agents of Upjohn.

     (b) For a period of six years after the Effective Time, Newco shall cause to be maintained in effect the current directors' and officers' liability insurance policies maintained by Upjohn and Pharmacia (provided that Newco may, and in the event of the cancellation or termination of such policies, Newco shall substitute therefor policies reasonably satisfactory to the indemnified parties of at least the same coverage containing terms and conditions which are no less advantageous) with respect to claims arising from facts or events that occurred prior to the Effective Time.

     (c) This Section 8.06 is intended to be for the benefit of, and shall be enforceable by, the indemnified parties, their heirs and personal representatives and shall be binding on Newco and the Surviving Corporation and their respective successors and assigns.

     (d) From and after the Effective Time, Newco agrees that it shall indemnify and hold harmless each present and former director and officer of Upjohn or Pharmacia, determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Upjohn or Pharmacia would have been permitted under Delaware or Swedish law, as the case may be, and their charter documents (each as in effect on the date hereof) to indemnify such Indemnified Parties (and Newco shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under Delaware or Swedish law and Upjohn or Pharmacia's charter documents shall be made by independent counsel selected by Newco.

     (e) To the extent paragraph (d) shall not serve to indemnify and hold harmless an Indemnified Party, for a period of six years after the date hereof, Newco shall, subject to the terms set forth herein, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Newco shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification), each Indemnified Party against any Costs incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by this Agreement; provided, however, that Newco shall not be required to indemnify any Indemnified Party pursuant hereto if it shall be determined that the Indemnified Party acted in bad faith and not in a manner such Indemnified Party believed to be in or not opposed to the best interests of Upjohn or Pharmacia, as the case may be.

     (f) Any Indemnified Party wishing to claim indemnification under paragraphs
(d) or (e) of this Section 8.06, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Newco thereof, but the failure to so notify shall not relieve Newco of any liability it may have to such Indemnified Party if such failure does not materially prejudice Newco. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Newco shall have the right to assume the defense thereof and Newco shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Newco elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Newco and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Newco shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Newco shall be obligated pursuant to this paragraph (f) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Newco shall not be liable for any settlement effected without its prior written consent; and provided, further, that Newco shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. If such indemnity is not available with respect to any Indemnified Party, then Newco and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

     (g) If Newco or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity or such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of Newco shall assume all of the obligations set forth in this Section 8.06.

     SECTION 8.07. Pooling Affiliates. (a) Not fewer than 45 days prior to the Effective Time, Upjohn shall deliver to Pharmacia a list of names and addresses of those persons who were, in Upjohn's reasonable judgment, at the record date for the Upjohn Stockholders' Meeting, affiliates within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act or applicable SEC accounting releases with respect to pooling-of-interests accounting treatment (each such person, a "Pooling Affiliate") of Upjohn. Upjohn shall provide Pharmacia with such information and documents as Pharmacia shall reasonably request for purposes of reviewing such list. Upjohn shall use its reasonable best efforts to deliver or cause to be delivered to Pharmacia, prior to the Effective Time, an affiliate letter in the form attached hereto as
Exhibit 8.07(a), executed by each of the Pooling Affiliates of Upjohn identified in the foregoing list.

     (b) Not fewer than 45 days prior to the Effective Time, Pharmacia shall deliver to Upjohn a list of names and addresses of those persons who were, in Pharmacia's reasonable judgment, at the record date for the Upjohn Stockholders' Meeting, Pooling Affiliates of Pharmacia. Pharmacia shall provide Upjohn such information and documents as Upjohn shall reasonably request for purposes of reviewing such list. Pharmacia shall use its reasonable best efforts to deliver or cause to be delivered to Upjohn, prior to the Effective Time, an affiliate letter in the form attached hereto as Exhibit 8.07(b), executed by each of the Pooling Affiliates of Pharmacia identified in the foregoing list.

     SECTION 8.08. Pooling. From and after the date hereof and until the Effective Time, none of Newco, Pharmacia or Upjohn, or any of their respective subsidiaries or other affiliates over which they exercise control, shall knowingly take any action, or knowingly fail to take any action, that is reasonably likely to jeopardize the treatment of the Merger and the Pharmacia Transaction as a "pooling of interests" for accounting purposes. Between the date of this Agreement and the Effective Time, each of Newco, Pharmacia and Upjohn shall take all reasonable actions necessary to cause the Merger and the Pharmacia Transaction to be characterized as a pooling of interests for accounting purposes if such a characterization shall be jeopardized by action taken by Newco, Pharmacia or Upjohn, respectively, prior to the Effective Time.

     SECTION 8.09. Letters of Accountants. (a) Upjohn shall use its reasonable best efforts to cause to be delivered to Pharmacia "comfort" letters of Coopers & Lybrand, Upjohn's independent public accountants, dated and delivered on the Registration Statement Effective Date and as of the Effective Time, and addressed to Pharmacia, in form and substance reasonably satisfactory to Pharmacia and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

     (b) Pharmacia shall use its reasonable best efforts to cause to be delivered to Upjohn "comfort" letters of KPMG Bohlins AB ("KPMG Bohlins") (or of an affiliated entity within the KPMG group), and Ohrlings Reveko AB, Pharmacia's independent public accountants, dated and delivered the Registration Statement Effective Date and as of the Effective Time, and addressed to Upjohn, in form and substance reasonably satisfactory to Upjohn and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

     SECTION 8.10. Further Action; Consents; Filings. (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, (ii) obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Pharmacia or Upjohn or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (iii) make all necessary filings, and thereafter make any other submissions either required or deemed appropriate by each of the parties, with respect to this Agreement and the Transactions required under (A) the rules and regulations of the SSE or the FSA, (B) the Securities Act, the Exchange Act and any other applicable federal or Blue Sky Laws, (C) the HSR Act, (D) Council Regulation (EEC) No. 4064/89 and
(E) any other applicable Law. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling party and its advisors prior to filing, and none of the parties will file any such document if any of the other parties shall have reasonably objected to the filing of such document. No party to this Agreement shall consent to any voluntary extension of any statutory deadline or waiting party or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Entity without the consent and agreement of the other parties to this Agreement, which consent shall not be unreasonably withheld or delayed.

     (b) Without limiting the generality of Section 8.10(a), each of Pharmacia and Upjohn shall:

          (i) take promptly any or all of the following actions to the extent necessary to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable Laws regarding the legality of the Transactions: entering into negotiations, providing information, making proposals, entering into and performing agreements or submitting to judicial or administrative orders, or selling or otherwise disposing of, or holding separate (through the establishment of a trust or otherwise) particular assets or categories of assets, or businesses, of Pharmacia, Upjohn or any of their affiliates; provided, however, neither Pharmacia nor Upjohn shall be obligated to take any action that would have a Pharmacia Material Adverse Effect or an Upjohn Material Adverse Effect, as the case may be, assuming for purposes of this proviso that the Transactions have been consummated;

          (ii) use its best efforts to prevent the entry in a judicial or administrative proceeding brought under any Law by any Government Entity or any other party of any permanent or preliminary injunction or other order (an "Order") that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would prevent or delay such consummation, including, without limitation, taking the steps contemplated by Section 8.10(b)(i); and

          (iii) take promptly, in the event that such an Order has been issued in such a proceeding, any and all steps, including, without limitation, the appeal thereof, the posting of a bond or the steps contemplated by Section 8.10(b)(i), necessary to vacate, modify or suspend such injunction or order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

     SECTION 8.11. Upjohn Rights Plan. Prior to the Effective Time, Upjohn shall take all necessary action (i) to redeem, for $.05 per Right (as defined in the Rights Agreement), all of the outstanding Rights to purchase Upjohn Series A Preferred Stock issued pursuant to the Rights Agreement, effective immediately prior to the Effective Time, and (ii) to ensure that after such redemption (A) none of Upjohn, Newco or Newco Sub shall have any obligations under the Rights or Rights Agreement and (B) none of the holders of the Rights shall have any rights under the Rights or Rights Agreement.

     SECTION 8.12. Newco Organization. (a) Immediately prior to the Effective Time, Newco shall, and Pharmacia and Upjohn shall cause Newco to, take action to
(i) cause the full Board of Directors of Newco at the Effective Time to consist of (A) eight persons who are currently directors of Pharmacia and are mutually agreeable to Pharmacia and Upjohn and (B) eight persons who are currently directors of Upjohn and are mutually agreeable to Pharmacia and Upjohn and (ii) cause to be confirmed as (w) Chairman ("Chairman") of Newco, Jan Ekberg, (x) President and Chief Executive Officer ("CEO") of Newco, John L. Zabriskie, (y) Executive Vice President of Newco, Goran Ando, and (z) Executive Vice President of Newco, Robert C. Salisbury. Pharmacia and Upjohn shall designate the persons who will be the directors of Newco at the Effective Time no later than the Registration Statement Effective Date.

     (b) At the Effective Time, Pharmacia and Upjohn shall cause Newco to have an Executive Management Committee (the "Executive Management Committee") consisting of the Chairman, the CEO and the Executive Vice Presidents of Newco referred to in Section 8.12(a). The CEO shall be the chairman of the Executive Management Committee. The purpose of the Executive Management Committee shall be to enhance communication, coordination, and effective shared decision making among the senior executives of Newco, and the members of such committee shall meet from time to time to consult with each other on key issues relating to the business of Newco. The Executive Management Committee shall be dissolved at such time as the Board of Directors of Newco determines that the synergies expected to be obtained as a result of the combination of the businesses of Pharmacia and Upjohn have been substantially realized.

     (c) As soon as practicable after the Effective Time, but in no event later than six months after the Effective Time, Newco shall establish its corporate management group in the United Kingdom. The officers of Newco shall cause those certain persons as shall be agreed to by Pharmacia and Upjohn prior to the date hereof to have their principal place of business established in the United Kingdom.

     (d) Pharmacia, Upjohn and Newco shall take all action necessary to cause the Restated Certificate of Incorporation and By-laws of Newco, as of the Effective Time, to be in the forms attached hereto as Exhibits A-3 and A-4, respectively. In addition, promptly after the date hereof, Pharmacia and Upjohn shall take all action necessary to cause the name of Newco to be "Pharmacia & Upjohn, Inc".

     SECTION 8.13. Depositary Facility for Newco Common Stock. As soon as practicable after the date hereof, Newco will use its reasonable best efforts to cause a commercial bank to operate a depositary facility in Sweden for the Newco Common Stock. Newco shall pay all fees of such commercial bank relating to the establishment and operation of such depositary facility, including, without limitation, any fees payable in connection with the trading of the SDSs and the distribution of dividends.

     SECTION 8.14. Plan of Reorganization. This Agreement is intended to constitute a "plan of reorganization" within the meaning of section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not, without the prior written consent of the parties hereto, knowingly take any actions or cause any actions to be taken which could prevent the Merger from qualifying, as a reorganization under the provisions of section 368(a) of the Code or (in conjunction with the acquisition of Pharmacia Shares pursuant to the Exchange Offer) as a transfer of property described in Section 351(a) of the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable best efforts to cause the Exchange Offer (in conjunction with the acquisition of Upjohn Shares pursuant to the Merger) to qualify, and will not, without the prior written consent of the parties hereto, knowingly take any actions or cause any actions to be taken which could prevent the Exchange Offer from qualifying, as a transfer of property described in Section 351(a) of the Code. Following the Effective Time, and consistent with any such consent, none of the Surviving Corporation,

Newco, Pharmacia or any of their affiliates shall knowingly take any action or knowingly cause any action to be taken which would cause the Merger or the Exchange Offer to fail to so qualify as a reorganization under section 368(a) of the Code or as a transfer of property described in Section 351(a) of the Code, as the case may be.

     SECTION 8.15. Public Announcements. The initial press release concerning the Transactions shall be a joint press release and, thereafter, Pharmacia and Upjohn shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any Transaction and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the requirements of the SSE, the NASD, the Securities Exchange Automated Quotation system ("SEAQ"), or the NYSE, in which case the issuing party shall use its reasonable best efforts to consult with the other party before issuing any such release or making any such public statement.

     SECTION 8.16. Obligations of Newco Sub. Newco shall take all action necessary to cause Newco Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

     SECTION 8.17. Stock Exchange Listings and De-listings. Newco shall use its best efforts to cause the shares of Newco Common Stock to be issued in the Merger and the Pharmacia Transaction to be approved for listing on the NYSE, the LSE and the SSE, subject to official notice of issuance, prior to the Effective Time. Newco shall use its best efforts to cause the SDSs to be issued in the Pharmacia Transaction to be approved for listing on the SSE, subject to official notice of issuance, prior to the Effective Time. Upjohn shall use its best efforts to cause the Upjohn Common Stock to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time. Pharmacia shall use its best efforts to cause (i) the Pharmacia Shares to be delisted from the SSE, (ii) the Pharmacia Shares to cease to be quoted on SEAQ, (iii) the designation of the ADSs as NASDAQ National Market Securities to be terminated, and (iv) the Pharmacia Class A Common Shares to be de-registered under the Exchange Act, in each case as soon as permitted under applicable Laws and regulations.

     SECTION 8.18. Maintenance of Certain Facilities. As part of its global capability, Newco intends to retain and develop regional operating centers in each of Stockholm, Sweden, Kalamazoo, Michigan and Milan, Italy.

     SECTION 8.19. Cancellation of Newco Common Stock Owned by Pharmacia and Upjohn. The shares of Newco Common Stock owned by Pharmacia and Upjohn immediately prior to the consummation of the Transactions will be cancelled immediately upon consummation of the Transactions.

                                   ARTICLE IX

                         CONDITIONS TO THE TRANSACTIONS

     SECTION 9.01. Conditions to the Obligations of Each Party to Consummate the Transactions. The obligations of Pharmacia, Upjohn, Newco and Newco Sub to consummate the Transactions, or to permit the consummation of the Transactions, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following conditions:

          (a) the Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC;

          (b) the Proxy Statement shall have been approved by the SSE and no stop order suspending the effectiveness of the Proxy Statement shall have been issued by the SSE and no proceeding for that purpose shall have been initiated by the SSE;

          (c) the Upjohn Stockholder Approval Condition;

          (d) no court of competent jurisdiction shall have issued or entered any Order which is then in effect and has the effect of making any of the Transactions illegal or otherwise prohibiting their consummation;

          (e) any waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act and any other competition, merger control or similar Law, including Council Regulation
     (EEC) No. 4064/89, shall have expired or been terminated;

          (f) all consents, approvals and authorizations required to be obtained to consummate the Transactions shall have been obtained from all Governmental Entities, except where the failure to obtain any such consents, approvals and authorizations would not result in a change in or effect on the business of Upjohn or Pharmacia that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of Upjohn, Pharmacia and their respective subsidiaries, taken as a whole;

          (g) each of Coopers & Lybrand, Upjohn's independent public accountants, and KPMG Bohlins AB (or an affiliate thereof within the KPMG group) will have issued an opinion, addressed to Pharmacia and Upjohn, that each of the Merger and the Pharmacia Transaction will qualify as a "pooling of interests" under applicable U.S. and Swedish accounting rules including, without limitation, applicable SEC accounting standards;

          (h) There shall have been received, each in form and substance reasonably satisfactory to Pharmacia and Upjohn evidence that (i) Upjohn shall have amended the Upjohn Stock Option Plans or taken such other actions as are necessary to render inapplicable the provisions, if any, contained in such plans that provide for the payment of cash by Upjohn in respect of the cancellation of Upjohn Options resulting from the execution of this Agreement and the consummation of the Transactions and to provide in lieu thereof that each unexpired and unexercised Upjohn Option under Upjohn's Stock Option Plans or otherwise granted by Upjohn other than pursuant to any Upjohn Stock Option Plan shall be assumed by Newco at the Effective Time on the terms and conditions set forth in Section 2.04(b) of this Agreement, (ii) Upjohn shall have amended the Upjohn Plan to provide that the execution of this Agreement and the consummation of the Transactions will not constitute a "change of control" (as defined in Section 16 of such Upjohn Plan) resulting in automatic vesting under the Upjohn Plan and (iii) all consents necessary or desirable to preserve for Newco any right or benefit under each note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation listed in Section 4.05(a) of the Upjohn Disclosure Schedule shall have been obtained, except, in the case of clause (iii), where the failure to obtain any such consents would not result in a change in or effect on the business of Upjohn that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of Newco and its subsidiaries, taken as a whole;

          (i) (A) Sullivan & Cromwell shall have issued its opinion, addressed to Newco, Upjohn and Pharmacia, based upon customary representations of Upjohn and Newco, and, if required, Pharmacia, and customary assumptions, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Upjohn, Newco and Newco Sub will be a party to the reorganization within the meaning of Section 368(b) of the Code, and/or that the Merger (in conjunction with the acquisition of Pharmacia Shares pursuant to the Exchange Offer) will be treated as a transfer of property described in Section 351(a) of the Code, such opinion to be dated on or about the date that is two business days prior to the date the Proxy Statement is first mailed to stockholders of Upjohn and Pharmacia, which opinion shall not have been withdrawn or modified in any material respect;

          (B) Shearman & Sterling shall have issued its opinion, addressed to Newco, Pharmacia and Upjohn, based upon customary representations of Pharmacia, Newco and Upjohn, and customary assumptions, to the effect that the Exchange Offer (in conjunction with the acquisition of Upjohn Shares pursuant to the Merger) will be treated for federal income tax purposes as a transfer of property described in Section 351(a) of the Code, such opinion to be dated on or about the date that is two business days prior to the date the Proxy Statement is first mailed to stockholders of Upjohn and Pharmacia, which opinion shall not have been withdrawn in any material respect.

          (C) Mannheimer Swartling and KPMG Bohlins AB shall have issued their opinion, addressed to Newco, Pharmacia and Upjohn, based upon representations of Pharmacia and assumptions concerning, among other things, the actions of holders of Pharmacia Shares, to the effect that, under the income tax laws of Sweden, none of Newco, Pharmacia or the Pharmacia stockholders will recognize taxable income or gain as a result of the Exchange Offer.

          (j) the shares of Newco Common Stock to be issued pursuant to the Merger and the Exchange Offer shall have been authorized for listing on the NYSE, subject to official notice of issuance, and the SDSs representing the Newco Common Stock shall have been authorized for listing on the SSE; and

          (k) the Minimum Condition.

     SECTION 9.02. Conditions to the Obligations of Upjohn. The obligations of Upjohn to consummate the Transactions, or to permit the consummation of the Transactions, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

          (a) each of the representations and warranties of Pharmacia contained in this Agreement shall be true and correct as of the Effective Time as though made on and as of the Effective Time, except where any such failure or failures to be so true and correct, in the aggregate, would not have a Pharmacia Material Adverse Effect, and except that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date, except where any such failure or failures to be so true and correct, in the aggregate, would not have a Pharmacia Material Adverse Effect, and Upjohn shall have received a certificate of the Chairman, President or Chief Financial Officer of Pharmacia to such effect; and

          (b) Pharmacia shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Upjohn shall have received a certificate of the Chairman, President or Chief Financial Officer of Pharmacia to that effect.

     SECTION 9.03. Conditions to the Obligations of Pharmacia. The obligations of Pharmacia to consummate the Transactions, or to permit the consummation of the Transactions, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

          (a) each of the representations and warranties of Upjohn contained in this Agreement shall be true and correct as of the Expiration Date, as though made on and as of the Expiration Date, except where any such failure or failures to be so true and correct, in the aggregate, would not have an Upjohn Material Adverse Effect, and except that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date, except where any such failure or failures to be so true and correct, in the aggregate, would not have an Upjohn Material Adverse Effect, and Pharmacia shall have received a certificate of the Chairman, President or Chief Financial Officer of Upjohn to such effect; and

          (b) Upjohn shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Pharmacia shall have received a certificate of the Chairman, President or Chief Financial Officer of Upjohn to that effect.

                                   ARTICLE X

                       TERMINATION, AMENDMENT AND WAIVER

     SECTION 10.01. Termination. This Agreement may be terminated and the Merger and the Exchange Offer may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement, as follows:

          (a) by mutual written consent duly authorized by the Board of Directors of each of Pharmacia and Upjohn;

          (b) by either Pharmacia or Upjohn, if the Effective Time shall not have occurred on or before February 15, 1996; provided, however, that (i) the right to terminate this Agreement under this Section 10.01(b) shall not be available to the party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; (ii) if the applicable federal antitrust authority shall seek an Order with respect to the legality of the Transactions under applicable antitrust Laws, this Agreement may be extended prior to the termination hereof by written notice of either Pharmacia or Upjohn to the other to the date that is 30 days following the date on which a ruling with respect to such an Order is entered by a trial court or administrative body; and (iii) if such Order shall have been entered which had the effect of enjoining the consummation of the Transactions and any party hereto shall have commenced an appeal thereof, this Agreement may be extended prior to the termination hereof by written notice of either Pharmacia or Upjohn to the other to the date which is 30 days following the issuance of a decision by the applicable appeals court with respect to such an appeal; provided, further, that, notwithstanding anything to the contrary in this paragraph (b), in no event shall this Agreement be extended beyond May 31, 1996;

          (c) by either Pharmacia or Upjohn, if any Order preventing the consummation of the Merger or the Pharmacia Transaction shall have been entered by any court of competent jurisdiction and shall have become final and nonappealable;

          (d) by Pharmacia, if (i) the Board of Directors of Upjohn withdraws, modifies or changes its recommendation of this Agreement in a manner adverse to Newco or Pharmacia or shall have resolved to do so, (ii) the Board of Directors of Upjohn shall have recommended to the stockholders of Upjohn a Competing Transaction or shall have resolved to do so, or (iii) a tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of Upjohn is commenced, and the Board of Directors of Upjohn fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

          (e) by Upjohn, if (i) the Board of Directors of Pharmacia withdraws, modifies or changes its recommendation of the Exchange Offer in a manner adverse to Newco or Upjohn or shall have resolved to do so, (ii) the Board of Directors of Pharmacia shall have recommended to the stockholders of Pharmacia a Competing Transaction or shall have resolved to do so, or (iii) a tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of Pharmacia is commenced (other than the Exchange Offer), and the Board of Directors of Pharmacia fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

          (f) by Pharmacia or Upjohn if, (i) this Agreement shall fail to receive the requisite vote for adoption at the Upjohn Stockholders' Meeting or any adjournment or postponement thereof or (ii) the Exchange Offer expires without any Pharmacia Shares having been accepted for payment;

          (g) by Pharmacia, upon a breach of any material representation, warranty, covenant or agreement on the part of Upjohn set forth in this Agreement, or if any representation or warranty of Upjohn shall have become untrue, in either case such that the conditions set forth in Section 9.03 would not be satisfied ("Terminating Upjohn Breach"); provided, however, that, if such Terminating Upjohn Breach is curable by Upjohn through the exercise of its best efforts and for so long as Upjohn continues to exercise such best efforts, Pharmacia may not terminate this Agreement under this Section 10.01(g);

          (h) by Upjohn, upon breach of any material representation, warranty, covenant or agreement on the part of Pharmacia set forth in this Agreement, or if any representation or warranty of Pharmacia shall have become untrue, in either case such that the conditions set forth in Section 9.02 would not be satisfied ("Terminating Pharmacia Breach"); provided, however, that, if such Terminating Pharmacia Breach is curable by Pharmacia through best efforts and for so long as Pharmacia continues to exercise such best efforts, Upjohn may not terminate this Agreement under this Section 10.01(h);

          (i) by Pharmacia, if the Board of Directors of Pharmacia shall, following receipt of advice of independent legal counsel (who may be Pharmacia's regularly engaged independent legal counsel) that failure to so terminate would cause the Board of Directors of Pharmacia to breach its fiduciary duties under applicable Laws, have withdrawn, modified or changed its recommendation of the approval of the Exchange Offer in a manner adverse to Newco or Upjohn and, on or prior to such date, any person (other than Newco or Upjohn) shall have made a public announcement or otherwise communicated to Pharmacia and its stockholders with respect to a Competing Transaction; provided, however, that Pharmacia may not terminate this Agreement pursuant to this subsection (i) until three business days have elapsed following delivery to Upjohn of written notice of such determination of Pharmacia (which written notice will inform Upjohn of the material terms and conditions of the Competing Transaction); provided, further, however, that such termination under this Section 10.01(i) shall not be effective until Pharmacia has made payment to Upjohn of the amounts required to be paid pursuant to Section 10.05(c); or

          (j) by Upjohn, if the Board of Directors of Upjohn shall, following receipt of advice of independent legal counsel (who may be Upjohn's regularly engaged independent legal counsel) that failure to so terminate would cause the Board of Directors of Upjohn to breach its fiduciary duties under applicable Laws, have withdrawn, modified or changed its recommendation of the adoption of this Agreement in a manner adverse to Newco or Pharmacia and, on or prior to such date, any person (other than Newco or Pharmacia) shall have made a public announcement or otherwise communicated to Upjohn and its stockholders with respect to a Competing Transaction; provided, however, that Upjohn may not terminate this Agreement pursuant to this subsection (j) until three business days have elapsed following delivery to Pharmacia of written notice of such determination of Upjohn (which written notice will inform Pharmacia of the material terms and conditions of the Competing Transaction); provided, further, however, that such termination under this Section 10.01(j) shall not be effective until Upjohn has made payment to Pharmacia of the amounts required to be paid pursuant to Section 10.05(b).

     SECTION 10.02. Effect of Termination. Except as provided in Section 11.01, in the event of termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Pharmacia, Upjohn, Newco or Newco Sub or any of their respective officers or directors, and all rights and obligations of each party hereto shall cease, subject to the remedies of the parties set forth in Sections 10.05(b), (c) and (d); provided, however, that nothing herein shall relieve any party from liability for the wilful breach of any of its representations and warranties or the breach of any of its covenants or agreements set forth in this Agreement.

     SECTION 10.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement by the stockholders of Upjohn, no amendment may be made that would reduce the amount or change the type of consideration into which each Upjohn Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION 10.04. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement or condition contained herein; provided, however, that Newco and

Newco Sub (x) will waive any of the conditions to the Transactions contained in
Article IX if so directed by Pharmacia and Upjohn, jointly, and (y) may not waive any of such conditions without the prior written consent of each of Upjohn and Pharmacia. Any waiver of a condition set forth in Section 9.01, or any determination that such a condition has been satisfied, will be effective only if made in writing by each of Upjohn and Pharmacia and, unless otherwise specified in such writing, shall thereafter operate as a waiver (or satisfaction) of such condition for any and all purposes of this Agreement. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

     SECTION 10.05. Expenses. (a) Except as set forth in this Section 10.05, all Expenses (as defined below) incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or the Exchange Offer is consummated, except that Pharmacia and Upjohn each shall pay one-half of all Expenses relating to printing, filing and mailing the Registration Statement and the Disclosure Documents and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Disclosure Documents. "Expenses" as used in this Agreement shall consist of all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement and the Disclosure Documents, the solicitation of stockholder approvals and all other matters related to the closing of the Transactions.

     (b) Upjohn agrees that, if (A) Upjohn shall terminate this Agreement pursuant to Section 10.01(j), (B) (y) Pharmacia shall terminate this Agreement pursuant to Section 10.01(d) and (z) at the time of such termination, any person shall have made a public announcement or otherwise communicated to Upjohn and its stockholders with respect to a Competing Transaction with respect to Upjohn, or (C) (i) Pharmacia shall terminate this Agreement pursuant to Section 10.01(f)(i) due to the failure of the Upjohn Stockholder Approval Condition,
(ii) at the time of such failure, any person shall have made a public announcement or otherwise communicated to Upjohn and its stockholders with respect to a Competing Transaction with respect to Upjohn and (iii) within 12 months thereafter, such Competing Transaction shall be consummated, in each case resulting in a Change of Control (as defined below) of Upjohn, then promptly after such termination, or (in the case of clause (C)) promptly after the consummation of such Competing Transaction, Upjohn shall reimburse Pharmacia for all of its Expenses (upon receipt of reasonable documentation in respect thereof) up to an aggregate amount of $50,000,000. For purposes of this Agreement, the term "Change of Control," with respect to any particular person, shall mean the occurrence of any of the following events with respect to such person: (i) there shall be consummated (A) any merger, consolidation or combination (any, a "Combination") involving such person in which such person is not the continuing or surviving corporation, or pursuant to which shares of such person's voting stock would be converted in whole or in part into cash, other securities or other property, other than a Combination involving such person in which the holders of such person's voting stock immediately prior to the Combination have substantially the same proportionate ownership of voting stock of the surviving corporation immediately after the Combination, or (B) any sale, lease, exchange or transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of such person, or (ii) any person, other than such person or a subsidiary thereof or any employee benefit plan sponsored by such person or a subsidiary thereof or a corporation owned, directly or indirectly, by the stockholders of such person in substantially the same proportions in their ownership of stock of such person, shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of such person representing 50% or more of the combined voting power of then outstanding securities ordinarily (and apart from rights accruing in special circumstances) having the right to vote in the election of directors, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise.

     (c) Pharmacia agrees that, if (A) Pharmacia shall terminate this Agreement pursuant to Section 10.01(i), (B) (y) Upjohn shall terminate this Agreement pursuant to Section 10.01(e) and (z) at the time of such termination, any person shall have made a public announcement or otherwise communicated to Pharmacia and its stockholders with respect to a Competing Transaction with respect to Pharmacia or (C)

(i) Upjohn shall terminate this Agreement pursuant to Section 10.01(f)(ii) due to the fact that the Exchange Offer has expired without any Pharmacia Shares having been accepted for payment, (ii) at the time of such failure, any person shall have made a public announcement or otherwise communicated to Pharmacia and its stockholders with respect to a Competing Transaction with respect to Pharmacia and (iii) within 12 months thereafter, such Competing Transaction shall be consummated, in each case resulting in a Change of Control of Pharmacia, then promptly after such termination, or (in the case of clause (C)) promptly after the consummation of such Competing Transaction, Pharmacia shall reimburse Upjohn for all its Expenses (upon receipt of reasonable documentation in respect thereof) up to an aggregate amount of $50,000,000.

     (d) Each of Pharmacia and Upjohn agrees that the payments provided for in Sections 10.05(b) and (c) shall be the sole and exclusive remedies of the parties upon a termination of this Agreement pursuant to Section 10.01(d), (e),
(f), (i) or (j), as the case may be, and such remedies shall be limited to the payments stipulated in Sections 10.05(b) and (c); provided, however, that nothing herein shall relieve any party from liability for the wilful breach of any of its representations and warranties or the breach of any of its covenants or agreements set forth in this Agreement.

     (e) Any payment required to be made pursuant to Sections 10.05(b) or (c) shall be made to the party entitled to receive such payment not later than two business days after delivery to the other party of notice of demand for payment and shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment in the notice of demand for payment delivered pursuant to this Section 10.05(e).

     (f) In the event that Pharmacia or Upjohn, as the case may be, shall fail to pay any Expenses when due, the amount of any such Expenses shall be increased to include the costs and expenses actually incurred or accrued by the other (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 10.05, together with interest on such unpaid Expenses, commencing on the date that such Expenses became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank's Prime Rate plus 1.00%.

                                   ARTICLE XI

                               GENERAL PROVISIONS

     SECTION 11.01. Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 10.01, as the case may be, except that the agreements set forth in Articles I, II and III and Sections 8.05(a), 8.06, 8.12, 8.13, 8.17, 8.18 and 8.19 and this
Article XI shall survive the Effective Time, those set forth in Sections 8.03(b), 8.06, and 10.05 and this Article XI shall survive termination, and those set forth in Section 8.15 shall survive for a period of one year after termination of this Agreement. Each party agrees that, except for the representations and warranties contained in this Agreement and the respective Disclosure Schedules, no party hereto has made any other representations and warranties, and each party hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives with respect to the execution and delivery of this Agreement or the transactions contemplated herein, notwithstanding the delivery or disclosure to any other party or any party's representatives of any documentation or other information with respect to any one or more of the foregoing.

     SECTION 11.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy and facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

     if to Pharmacia:

        Pharmacia Aktiebolag
        Frosundaviks Alle 15
        1171 97 Stockholm
        Sweden
        Attention: Mats Lidgard
        Telecopier: 011-46-8-624-5467

     with a copy to:

        Shearman & Sterling
        199 Bishopsgate
        London EC2M 3TY
        England
        Attention: John A. Marzulli, Jr.
        Telecopier: 011-44-171-920-9020

     and a copy to:

        Shearman & Sterling
        599 Lexington Avenue
        New York, NY 10022
        Attention: Clare O'Brien
        Telecopier: (212) 848-7179

     if to Upjohn:

        The Upjohn Company
        7000 Portage Road
        Kalamazoo, Michigan 49001
        Attention: Kenneth M. Cyrus
        Telecopier: (616) 323-4116

     with copies to:

        Sullivan & Cromwell
        125 Broad Street
        New York, New York 10004
        Attention: Neil T. Anderson and Francis J. Aquila
        Telecopier: (212) 558-3588

     SECTION 11.03. Certain Definitions. For purposes of this Agreement, the term:

          (a) "affiliate" of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person;

          (b) "beneficial owner" with respect to any shares of capital stock means a person who shall be deemed to be the beneficial owner of such shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates or person with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock;

          (c) "business day" means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York, USA or in Stockholm, Sweden;

          (d) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

          (e) "knowledge" means, with respect to any matter in question, that the executive officers of Pharmacia or Upjohn, as the case may be, (i) have knowledge of such matter, or (ii) after due investigation, should have known of such matter;

          (f) "person" means an individual, corporation, company, limited liability company, partnership, limited partnership, syndicate, person (including, without limitation, a "person" as defined in section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government; and

          (g) "subsidiary" or "subsidiaries" of any person means any corporation, limited liability company, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

     SECTION 11.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

     SECTION 11.05. Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Sections 8.06 and 8.13 (the "Third Party Provisions"), nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. The Third Party Provisions may be enforced by the beneficiaries thereof.

     SECTION 11.06. Incorporation of Exhibits. The Pharmacia Disclosure Schedule, the Upjohn Disclosure Schedule, Annex A and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part of this Agreement for all purposes as if fully set forth herein.

     SECTION 11.07. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

     SECTION 11.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York to the greatest extent permissible by law; provided, however, that the parties specifically agree that all questions of Swedish corporate law and the interpretation thereof (including, without limitation, questions relating to the fiduciary duties of the directors of Pharmacia) shall be governed by the laws of the Kingdom of Sweden.

     SECTION 11.09. Submission to Jurisdiction; Venue. The parties hereto unconditionally and irrevocably agree and consent to the exclusive jurisdiction of, and service of process and venue in, the United States District Court for the Southern District of New York and the courts of the State of New York located in the County of New York, State of New York and waive any objection with respect thereto, for the purpose of any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby and further agree not to commence any such action, suit or proceeding except in any such court. Each party irrevocably waives any objections or immunities to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or relating to this Agreement or the transactions contemplated hereby which is instituted in any such court. If any such court shall enter a judgment against Pharmacia, the parties agree to seek the enforcement of any such judgment only in the courts of the Kingdom of Sweden and to seek execution of such judgment only upon the assets and properties of Pharmacia located within the Kingdom of Sweden. Pharmacia hereby appoints CT Corporation, New York, New York, as its authorized agent (the "Pharmacia Authorized Agent") upon whom process may be served in any such action arising out of or relating to this Agreement or the transactions contemplated hereby which may be instituted in the United States District Court for the Southern District of New York or the courts of the State of New York by any other party hereto. Such appointment shall be irrevocable. Pharmacia agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Pharmacia Authorized Agent and written notice of such service to Pharmacia shall be deemed, in every respect, effective service of process upon Pharmacia.

     SECTION 11.10. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 11.11. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     SECTION 11.12. Entire Agreement. This Agreement (including Annex A, the Exhibits, the Pharmacia Disclosure Schedule and the Upjohn Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

     IN WITNESS WHEREOF, Pharmacia, Upjohn, Newco and Newco Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                                 PHARMACIA AKTIEBOLAG (publ)
Attest by:   /s/  MATS LIDGARD                   By   /s/  SOREN GYLL
          ---------------------------------         ---------------------------------------
           Name: Mats Lidgard                       Name: Soren Gyll
           Title:  General Counsel                  Title: Chairman
Attest by:   /s/  MATS LIDGARD                   By   /s/  JAN EKBERG
          ---------------------------------         ---------------------------------------
           Name: Mats Lidgard                       Name: Jan Ekberg
           Title:  General Counsel                  Title:  President and CEO
                                                 THE UPJOHN COMPANY
Attest by:   /s/  KENNETH M. CYRUS               By   /s/  JOHN L. ZABRISKIE
          ---------------------------------         ---------------------------------------
           Name: Kenneth M. Cyrus                   Name: John L. Zabriskie, Ph.D.
           Title:  Executive Vice President,        Title:  Chairman and Chief Executive
                   Secretary and General            Officer
   Counsel
                                                 PHARMACIA & UPJOHN, INC.
Attest by:   /s/  KENNETH M. CYRUS               By   /s/  ROBERT C. SALISBURY
          --------------------------------         ----------------------------------------
           Name: Kenneth M. Cyrus                   Name: Robert C. Salisbury
           Title:  Executive Vice President         Title:  President and Chief Executive
                   and Secretary                    Officer
                                                 PHARMACIA & UPJOHN
                                                 SUBSIDIARY, INC.
Attest by:   /s/  KENNETH M. CYRUS               By   /s/  ROBERT C. SALISBURY
          --------------------------------         ----------------------------------------
           Name: Kenneth M. Cyrus                   Name: Robert C. Salisbury
           Title:  Executive Vice President         Title:  President and Chief Executive
                   and Secretary                    Officer

                                    ANNEX A

                               EMPLOYEE BENEFITS

     Pharmacia, Upjohn and Newco agree to the following with respect to the compensation and benefits programs of Pharmacia and the Pharmacia Subsidiaries and Upjohn and the Upjohn Subsidiaries, respectively:

          1. Continuation of Benefits. Except as contemplated by the Agreement or this Annex A, for a period of 18 months following the Effective Time, Pharmacia and Upjohn shall each maintain employee benefit plans and arrangements (directly or in conjunction with Newco) which in the aggregate will provide a similar level of benefits to active and retired employees of Pharmacia and the Pharmacia Subsidiaries to those provided under Pharmacia employee benefit plans and arrangements as in effect immediately prior to the Effective Time and a similar level of benefits to active and retired employees of Upjohn and the Upjohn Subsidiaries to those provided under Upjohn employee benefit plans and arrangements as in effect immediately prior to the Effective Time; provided, however, that changes may be made to such employee benefit plans and arrangements to the extent necessary to comply with applicable Law. From and after the Effective Time, Newco shall honor, and shall cause Upjohn or Pharmacia, as the case may be, to honor in accordance with their terms, all existing employment and severance agreements and severance plans which apply to current or former employees or directors of Upjohn or the Upjohn Subsidiaries or Pharmacia or the Pharmacia Subsidiaries. Except as contemplated by the Agreement or this Annex A, Newco shall honor all outstanding awards under the Upjohn Incentive Programs, including the Compensation and Incentive Committee resolutions in connection therewith attached hereto as Exhibit 1.

          2. Service Recognition. To the extent that service is relevant for purposes of eligibility, participation, vesting or benefit accrual under any employee benefit plan, program or arrangement established or maintained by Newco, Pharmacia or a Pharmacia Subsidiary or Upjohn or an Upjohn Subsidiary, employees of Pharmacia and the Pharmacia Subsidiaries and Upjohn and the Upjohn Subsidiaries shall be credited for service accrued or deemed accrued prior to the Effective Time with Pharmacia or a Pharmacia Subsidiary or Upjohn or an Upjohn Subsidiary, as the case may be; provided, however, that such crediting of service does not result in the duplication of benefits or an unintended windfall with respect to the accrual of benefits.

          3. Upjohn Employee Savings Plan/ESOP. Effective as of the Effective Time, the Upjohn Plan will be amended to permit employees of Pharmacia and the Pharmacia Subsidiaries who are United States citizens or are regularly employed in the United States or its territories or possessions to participate. Such participation will become effective as of the Effective Time for those employees who have completed a "year of eligibility service" (as defined in the Upjohn Plan, with the service recognition described in paragraph 2 above) as of the Effective Time, and will become effective with respect to other employees upon completion of such a year of eligibility service.

          4. Stock Plans for Non-U.S. Employees. The parties shall undertake a review of the matters described in this paragraph 4, and to the extent they conclude that it is desirable to do so, they shall take the necessary action such that, as soon as practicable after the Effective Time, Newco shall establish one or more employee stock ownership plans or equivalent arrangements for non-U.S. employees (the "Non-U.S. Plans"), which will be structured after taking into account local laws and practices as well as tax and other relevant considerations, in which Pharmacia and Upjohn employees at locations outside the United States will be eligible to participate.

          5. Equity Incentive Plan. Effective as of the Effective Time, Newco shall adopt an equity-based management incentive plan or equivalent arrangement (the "Newco Equity Plan") in which key employees of Pharmacia and the Pharmacia Subsidiaries and Upjohn and the Upjohn Subsidiaries will be eligible to participate on an equivalent basis. The Newco Equity Plan will provide for the granting of stock options and/or other equity-based awards, and it is anticipated that stock options under the Newco

     Equity Plan will be granted to participating key employees after the Effective Time in accordance with past practice of Upjohn. The criteria to be used to select key employees of Pharmacia and the Pharmacia Subsidiaries and Upjohn and the Upjohn Subsidiaries to participate in the Newco Equity Plan shall be at least as broad as the criteria that are used by Upjohn as of the date hereof to select employees to participate in the Upjohn 1992 Incentive Program.

          6. Incentive Compensation Plan. Effective as of the Effective Time, Newco shall adopt an annual incentive compensation plan (the "Newco Incentive Plan") in which key employees of Pharmacia and the Pharmacia Subsidiaries and Upjohn and the Upjohn Subsidiaries will be eligible to participate on an equivalent basis. The criteria to be used to select key employees of Pharmacia and the Pharmacia Subsidiaries and Upjohn and the Upjohn Subsidiaries to participate in the Newco Incentive Plan shall be at least as broad as the criteria that are used by Upjohn as of the date hereof to select employees to participate in the Upjohn Incentive Compensation Plan of 1992. The terms and conditions of the Newco Incentive Plan shall be comparable to those set forth in the existing Upjohn incentive compensation arrangements (including, without limitation, the Upjohn 1992 Incentive Program).

                                                                         ANNEX B


                    FAIRNESS OPINION OF GOLDMAN, SACHS & CO.



September 15, 1995


Board of Directors
The Upjohn Company
7000 Portage Road
Kalamazoo, MI 49001

Gentlemen and Mesdames:


     You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of The Upjohn Company (the "Company") of the exchange ratio of 1.45 shares of Common Stock, par value $0.01 per share ("New Common Stock"), of Pharmacia & Upjohn, Inc. ("Newco"), a Delaware corporation 50% owned by each of the Company and Pharmacia (as defined below), to be received for each Share (the "Exchange Ratio") pursuant to the Combination Agreement, dated as of August 20, 1995 (the "Agreement"), by and among Newco, Pharmacia & Upjohn Subsidiary, Inc., a wholly owned subsidiary of Newco ("Newco Sub"), Pharmacia Aktiebolag, a corporation organized under the laws of the Kingdom of Sweden ("Pharmacia"), and the Company. Under the terms of the Agreement, Newco Sub will be merged with and into the Company (the "Merger") and each outstanding Share will be converted into the right to receive 1.45 shares of New Common Stock. The Agreement also contemplates that Newco will commence an exchange offer (the "Offer") to exchange each outstanding Class A Common Share, nominal value SEK 25 per share ("Class A Common Share"), each outstanding Class B Common Share, nominal value SEK 25 per share ("Class B Common Share"), and each outstanding American Depositary Share ("ADS"), each representing one Class A Common Share, of Pharmacia (collectively, the "Pharmacia Securities") for one share of New Common Stock, or a Swedish Depositary Share representing one share of New Common Stock. As soon as practicable after the consummation of the Offer (assuming that Newco has acquired Pharmacia Securities representing more than 90 percent of the share capital of Pharmacia and voting rights exercisable at a general meeting of Pharmacia stockholders), Newco will commence a compulsory acquisition proceeding under Swedish law to acquire all of the outstanding Pharmacia Securities not acquired by Newco pursuant to the Offer (such compulsory acquisition, collectively with the Merger and the Offer, are referred to herein as the "Combination"). Upon the consummation of the Combination, the Company and Pharmacia will become wholly owned subsidiaries of Newco and the stockholders of the Company and Pharmacia will each hold approximately 50% of the equity of Newco, assuming full acceptance of the Offer by Pharmacia stockholders.


     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company, having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. In addition, we are familiar with Pharmacia, having provided certain investment banking services to Pharmacia from time to time, including acting as a managing underwriter of a public offering of Class A Common Shares and ADSs in June, 1994. In the course of the trading activities of Goldman, Sachs & Co., prior to our retention in connection with this matter, the Firm accumulated a long position of 145,683 Shares, a short position of 84,803 Shares and a short position of 750 OTC call option contracts on the Shares as well as a short position of 17,700 Class A Common Shares, a long position of 52,200 ADSs and a short position of 10,000 ADSs.

     In connection with this opinion, we have reviewed, among other things, the Agreement; the Co-Promotion Agreement, dated August 20, 1995, between the Company and Pharmacia; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1994; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other

The Upjohn Company

September 15, 1995

Page Two
communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have reviewed the Annual Report to Stockholders and the Annual Report on Form 20-F of Pharmacia for the year ended December 31, 1994; the Prospectus dated June 16, 1994 related to Pharmacia's public offering of Class A Common Shares and ADSs; certain interim reports to stockholders of Pharmacia; certain other communications from Pharmacia to its stockholders; and certain internal financial analyses and forecasts for Pharmacia prepared by its management. We also have reviewed certain financial analyses and forecasts for the combined operations of the Company and Pharmacia prepared by the managements of the Company and Pharmacia and provided to us by the Company. We also have held discussions with members of the senior management of the Company and of Pharmacia regarding the past and current business operations, financial condition and future prospects of their respective companies and of the combined operations of the Company and Pharmacia. In addition, we have reviewed the reported price and trading activity for the Shares and the Pharmacia Securities, compared certain financial and stock market information for the Company and Pharmacia with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the pharmaceutical industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

     We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In that regard, we have relied upon the managements of the Company and Pharmacia as to the reasonableness and achievability of the financial and operating forecasts (and the assumptions and bases therefore) provided to us by the Company, and with your consent we have assumed that such forecasts, including, without limitation, projected cost savings and operating synergies resulting from the Combination, reflect the best currently available estimates and judgments of such respective managements and that such projections and forecasts will be realized in the amounts and time periods contemplated thereby. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Pharmacia or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed with your consent that the Combination will be accounted for as a pooling-of-interests transaction under generally accepted accounting principles.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair to the holders of Shares. We are not expressing any opinion herein as to the prices at which New Common Stock may trade if and when they are issued.

                                          Very truly yours,


                                          /s/  GOLDMAN, SACHS & CO.


                                          --------------------------------------

                                                                         ANNEX C

                                 MORGAN STANLEY

                          MORGAN STANLEY & CO. LIMITED
                                25 CABOT SQUARE
                                  CANARY WHARF
                                 LONDON E14 4QA

                                                                  20 August 1995

Pharmacia AB
Board of Directors
Frosundaviks Alle 15
171 97 Stockholm
Sweden

Gentlemen:

     We understand that Pharmacia AB ("Pharmacia" or the "Company"), The Upjohn Company ("Upjohn"), Pharmacia & Upjohn, Inc. ("Newco"), a Delaware corporation and Pharmacia & Upjohn Subsidiary, Inc., a wholly-owned subsidiary of Newco, have resolved to enter into the Combination Agreement, dated 20 August, 1995 (the "Combination Agreement"), which provides, among other things, for a combination of Pharmacia and Upjohn in a merger of equals (the "Combination"). The Combination will be effected by (i) a merger of Upjohn into Newco Sub (the "Merger") whereby Upjohn shareholders will receive 1.45 common shares of Newco, par value $0.01 per share (the "Newco Common Stock") for every common share in Upjohn, par value $1.00 per share (the "Upjohn Common Stock"); and (ii) an exchange offer (the "Exchange Offer") by Newco for all outstanding Class A Shares, par value SEK 25 per share and Class B Shares, par value SEK 25 per share of Pharmacia (together the "Pharmacia Shares"). Pursuant to the Exchange Offer, each issued and outstanding Pharmacia Share shall be exchanged into 1.0 shares of Newco Common Stock (the "Exchange Ratio"). The Newco Common Stock will be listed in Sweden in the form of Swedish Depositary Shares ("SDSs"). Pursuant to the Exchange Offer (and, if necessary, compulsory acquisition in accordance with the laws of the Kingdom of Sweden) we understand that Newco will acquire all of the issued Pharmacia Shares in exchange for Newco Common Stock. Newco will be named Pharmacia & Upjohn.

     The terms and conditions of the Exchange Offer and the Merger are more fully set forth in the Combination Agreement. The Combination Agreement and the other documents relating to the Combination, include, among other things, certain provisions which we understand are designed to create a balance of control in Newco. Further, as a result of the Exchange Ratio, the shareholders of Pharmacia and Upjohn will receive an essentially equal ownership share in Newco. Accordingly, the Exchange Ratio does not reflect a change of control premium to either Pharmacia or Upjohn shareholders.

     You have asked for our opinion as to whether the Exchange Ratio is fair from a financial point of view to the holders of the Pharmacia Shares.

     For the purpose of the opinion set forth herein, we have:

     (i) analysed certain publicly available financial statements and other information of Pharmacia and Upjohn;

     (ii) analysed certain internal financial statements and other financial and operating data, including certain financial projections, concerning Pharmacia and Upjohn prepared by the managements of Pharmacia and Upjohn respectively, and discussed certain of this data with senior executives of Pharmacia and Upjohn;

     (iii) reviewed the recent reported prices and trading activity for the Pharmacia Shares and the Upjohn Common Stock;

     (iv) compared the financial performance of Pharmacia and Upjohn and the prices and trading activity of the Pharmacia Shares and Upjohn Common Stock with that of certain other comparable publicly-traded companies and their securities;

     (v) reviewed and discussed with the senior management of Pharmacia its assessment of the strategic rationale for the transaction and the perceived benefits of the transaction to the holders of the Pharmacia Shares, based on senior management's estimates of the potential cost savings and other synergies likely to be achieved by Newco if the Combination is consummated (as set out in the joint business plan) and its assessment of the prospectus for, and the risks associated with, Upjohn's products and research and development portfolio;

     (vi) reviewed the likely impact of the Combination on the future earnings per share for Pharmacia shareholder, based on the forecast financial performance of Pharmacia and Upjohn set out in (ii) above and the cost savings and other synergies discussed in (v) above;

     (vii) participated in certain discussions and negotiations among representatives of the Company and Upjohn and their advisors;

     (viii) reviewed the latest drafts of the Combination Agreement, the Registration Statement on Form S-4, including the Joint Proxy Statement/Prospectus relating to the Exchange Offer to be made pursuant to the Combination Agreement, and certain related documents including the proposed Certificate of Incorporation and Bylaws; and

     (ix) conducted such other analysis as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for purposes of this opinion. With regard to financial projections and other estimates supplied to us, we have assumed that they have been reasonably prepared on the bases reflecting the best currently available estimates and judgments of the future financial performance of Pharmacia and Upjohn. We have assumed and relied upon the accuracy of advice received from Enskilda, Skandinaviska Enskilda Banken with regard to certain Swedish aspects of the Combination, including but not limited to, the structuring of the SDR programme, and certain Swedish capital markets and regulatory issues. We have assumed and relied upon the accuracy and completeness of the advice and opinions of: (a) KPMG Bohlins AB and Mannheimer Swartling that the Combination will satisfy the deferral provisions of Section 27 para 4 of the Swedish State Income Tax Law and will therefore not result in any immediate taxation of the Swedish holders of Pharmacia Shares; and (b) KPMG Bohlins AB (or an affiliate thereof within the KPMG Group) that the Combination will be accounted for as a pooling of interests transaction in accordance with generally accepted Swedish and United States accounting principles.


     We have not made any independent valuation or appraisal of the assets or liabilities of Pharmacia or Upjohn, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.


     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. Morgan Stanley & Co. Limited and its affiliates provide financial advisory and financing services to the Company, Upjohn and AB Volvo and, in the past, have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors of the Company only and shall not be disclosed to any third party or used for any other purpose without our prior written consent.

     Based on the foregoing, we are of the opinion on the date hereof that the Exchange Ratio is fair from a financial point of view to the holders of the Pharmacia Shares.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. LIMITED

                                          By: /s/  JOHN STUDZINSKI

                                            ------------------------------------
                                            John Studzinski
                                            Managing Director

Date: 20 August, 1995

                                                                    EXHIBIT 8(A)

                                                              September 15, 1995

The Upjohn Company,
   7000 Portage Road,
       Kalamazoo, Michigan 49001.

Dear Sirs:

     We have acted as your special United States counsel in connection with the Registration Statement on Form S-4 of Pharmacia & Upjohn, Inc. filed with the Securities and Exchange Commission on August 21, 1995, as amended ("Registration Statement"), and hereby confirm to you our opinion as set forth under the heading "Tax Consequences of the Merger and the Offer -- United States Federal Income Tax Consequences -- Tax Consequences to Upjohn Stockholders" in the Prospectus/Proxy Statement and the Prospectus/U.S. Offer to Purchase relating thereto dated September 15, 1995.

     We hereby consent to the filing with the Securities and Exchange Commission of this letter as an exhibit to the Registration Statement and the reference to us in the Prospectus/Proxy Statement and the Prospectus/U.S. Offer to Purchase under the heading "Tax Consequences of the Merger and the Offer -- United States Federal Income Tax Consequences -- Tax Consequences to Upjohn Stockholders." In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                          Very truly yours,

                                          /s/ SULLIVAN & CROMWELL

                                                                         ANNEX D

               EXCERPT FROM THE DELAWARE GENERAL CORPORATION LAW

     262 APPRAISAL RIGHTS. -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251, 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

     Facsimiles of the Offer Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal and certificates evidencing Pharmacia Securities and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:


                                 CITIBANK, N.A.



           By Mail:               By Facsimile Transmission    By Hand or Overnight Courier:
                                 (For Eligible Institutions
        Citibank, N.A.                      Only)                     Citibank, N.A.
   Corporate Agency & Trust            (212) 825-3483             Corporate Trust Window
           Sort 3573                Confirm By Telephone        111 Wall Street, 5th Floor
   New York, New York 10043            (800) 422-2066               New York, New York
                                                                         By Telex:
                                                                    ITT 420 392 NY ADR
                                                                    Answer Back: NYWSS


                               ------------------

     Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers listed below. Additional copies of this Prospectus or the Offer Letter of Transmittal and the Notice of Guaranteed Delivery enclosed herewith may be obtained from the Information Agent. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.


                United States                                     Europe
               77 Water Street                       Royex House, Aldermanbury Square
           New York, New York 10005                      London, England EC2V 7HR
          1-800-488-8035 (Toll Free)                   (44) 171 600 5005 (Collect)



                    Outside of the United States and Europe:


                            (212) 269-5550 (Collect)


                     The Dealer Managers for the Offer are:

             MORGAN STANLEY & CO.                          GOLDMAN, SACHS & CO.
                 Incorporated                                85 Broad Street
         1251 Avenue of the Americas                     New York, New York 10004
           New York, New York 10020                           (212) 902-1000
                (212) 703-2808

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The Registrant's Certificate of Incorporation and By-laws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements with its executive officers and directors. The Registrant also intends to purchase and maintain insurance for its officers, directors, employees or agents against liabilities which an officer, a director, an employee or an agent may incur in his capacity as such.

     The Combination Agreement provides that for a period of six years after the Effective Time, the Company will cause to be maintained in effect the current directors' and officers' liability insurance policies maintained by Upjohn and Pharmacia (provided that the Company may, and in the event of the cancellation or termination of such policies, the Company will substitute therefor policies reasonably satisfactory to the indemnified parties of at least the same coverage containing terms and conditions which are no less advantageous) with respect to claims arising from facts or events that occurred prior to the Effective Time.

     The Combination Agreement provides that from and after the Effective Time, the Company agrees that it will indemnify and hold harmless each present and former director and officer of Upjohn or Pharmacia, determined as of the Effective Time, against any Costs (as defined in the Combination Agreement) incurred in connection with any claim action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Upjohn or Pharmacia would have been permitted under Delaware or Swedish law, as the case may be, and their charter documents (each as in effect on the date of the Combination Agreement) to indemnify such indemnified parties (and the Company will also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that such indemnified party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such indemnified party is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under Delaware or Swedish law and Upjohn's or Pharmacia's charter documents will be made by independent counsel selected by the Company.

     To the extent the foregoing provision does not serve to indemnify and hold harmless an Indemnified Party (as defined in the Combination Agreement), for a period of six years after the date of the Combination Agreement, the Combination Agreement provides that the Company will, subject to the terms set forth in the Combination Agreement, indemnify and hold harmless, to the fullest extent permitted under applicable Law; (and the Company will also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification), each Indemnified Party against any Costs incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by the Combination Agreement; provided, however, that the Company will not be required to indemnify any Indemnified Party if it is determined that the Indemnified Party acted in bad faith and not in a manner such Indemnified Party believed to be in or not opposed to the best interests of Upjohn or Pharmacia, as the case may be.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


 EXHIBIT                                          DESCRIPTION
---------        ------------------------------------------------------------------------------
 2         --    Combination Agreement, dated as of August 20, 1995, by and among Upjohn,
                 Pharmacia, Pharmacia & Upjohn, Inc. and Pharmacia & Upjohn Subsidiary, Inc.
                 (included as Annex A to the Prospectus/Proxy Statement/U.S. Offer to Purchase
                 which is part of this Registration Statement).*
 3(a)      --    Form of Restated Certificate of Incorporation of Pharmacia & Upjohn, Inc.*
 3(b)      --    Form of By-laws of Pharmacia & Upjohn, Inc.*
 5(a)      --    Opinion of Sullivan & Cromwell.
 5(b)      --    Opinion of Shearman & Sterling.
 8(a)      --    Opinion of Sullivan & Cromwell regarding United States tax consequences to
                 Upjohn stockholders.
 8(b)      --    Opinion of Shearman & Sterling regarding United States tax consequences to
                 Pharmacia shareholders.
10(a)      --    Co-Promotion Agreement, dated as of August 20, 1995, between Upjohn and
                 Pharmacia (incorporated by reference to Exhibit 10(a) of Upjohn's Current
                 Report on Form 8-K dated August 21, 1995).*
10(b)      --    Registration Rights Agreement, dated as of August 20, 1995, among Pharmacia &
                 Upjohn, Inc., The Upjohn Company, Pharmacia Aktiebolag and AB Volvo.*
15         --    Letter from Coopers & Lybrand L.L.P. concerning unaudited interim financial information.
21         --    List of subsidiaries of Pharmacia & Upjohn, Inc.*
23(a)      --    Consent of Coopers & Lybrand L.L.P.
23(b)      --    Consent of Hans Karlsson, KPMG Bohlins AB, member KPMG International and Goran
                 Tidstrom, Ohrlings Coopers & Lybrand AB, member of Coopers & Lybrand
                 International.
23(c)      --    Consent of KPMG Peat Marwick LLP.
23(d)      --    Consent of Sullivan & Cromwell (included in Exhibits 5(a) and 8(a)).
23(e)      --    Consent of Shearman & Sterling (included in Exhibits 5(b) and 8(b)).
23(f)      --    Consent of Goldman, Sachs & Co.*
23(g)      --    Consent of Morgan Stanley & Co. Limited.*
24         --    Powers of Attorney.*
99(a)      --    Opinion of Goldman, Sachs & Co. (included as Annex B to the Prospectus/Proxy
                 Statement/U.S. Offer to Purchase which is part of this Registration
                 Statement).
99(b)      --    Opinion of Morgan Stanley & Co. Limited (included as Annex C to the
                 Prospectus/Proxy Statement/U.S. Offer to Purchase which is part of this
                 Registration Statement).
99(c)      --    Form of Proxy for voting Upjohn capital stock.
99(d)      --    Form of Joint Letter to Stockholders of Pharmacia and Upjohn.
99(e)      --    Consents of Persons Named as About to Become Directors.


---------------
* Previously filed.


     (b) Financial Statement Schedules.


     Schedules are omitted because they are either not required, are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

     (c) Reports, Opinions and Appraisals.

     Omitted because they are included as annexes to the Prospectus/Proxy Statement/U.S. Offer to Purchase mailed to shareholders.

ITEM 22.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, whether applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (d) The Registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalamazoo, State of Michigan, on this 15th day of September, 1995.


                                          PHARMACIA & UPJOHN, INC.

                                          By:     /s/ ROBERT C. SALISBURY

                                          --------------------------------------
                                                   Robert C. Salisbury
                                                 Chief Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                SIGNATURE                               TITLE                      DATE
------------------------------------------  ------------------------------  -------------------
                     *                      Chairman of the Board of         September 15, 1995
------------------------------------------  Directors
             Mats Pettersson

       /s/ ROBERT C. SALISBURY              Chief Executive Officer          September 15, 1995
------------------------------------------
           Robert C. Salisbury

                     *                      Chief Accounting Officer         September 15, 1995
------------------------------------------
               Mats Lidgard

           /s/ KENNETH M. CYRUS             Chief Financial Officer          September 15, 1995
------------------------------------------
             Kenneth M. Cyrus

*By        /s/ KENNETH M. CYRUS
------------------------------------------
             Kenneth M. Cyrus
           as Attorney-in-fact

                                                                      SCHEDULE A


                   DIRECTORS AND EXECUTIVE OFFICERS OF UPJOHN



     The following table sets forth the name, citizenship, business address, present principal occupation and material positions and occupations within the past five years of each director and executive officer of Upjohn. Unless otherwise specified each person listed below is a citizen of the United States and has his or her business address at the offices of Upjohn, 7000 Portage Road, Kalamazoo, Michigan 49001.


         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS

NAME AND BUSINESS ADDRESS      HELD DURING PAST FIVE YEARS, AND BUSINESS ADDRESS
                                                              THEREOF



John L. Zabriskie,
Ph.D. .....................  Chairman of the Board and Chief Executive Officer
                             of Upjohn. Prior to joining Upjohn in 1994, Dr. Zabriskie had spent his entire career with Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ. During his last five years with Merck, he held several officer positions in sales, marketing, public affairs and manufacturing, serving most recently as executive vice president of Merck & Co., Inc., and president, Merck Manufacturing Division. He is active in the debate over U.S. health care reform as a member of the Healthcare Leadership Council and a past member of the Jackson Hole Group for Healthcare Reform. He is also active in the Pharmaceutical Research and Manufacturers Association of America. Dr. Zabriskie has served on the boards of Penjerdel Corporation; Pennsylvania Biotechnology Association; the National Pharmaceutical Council, Inc.; Morristown Memorial Hospital and Wells College. He is currently a director of First of America Bank Corporation, 211 South Rose Street, Kalamazoo, MI, Kellogg Corporation, One Kellogg Square, Battle Creek, MI, and Southwest Michigan Healthcare Coalition. He began serving as a Director of Upjohn in January 1994 and is a member of the Executive and Finance Committees of the Board.



Frank C. Carlucci
  Suite 2205
  1001 Pennsylvania
  Avenue NW
  Washington, DC 20004.....  Chairman, The Carlyle Group, a merchant bank in
                             Washington, D.C. Mr. Carlucci was vice chairman of The Carlyle Group from 1989 to 1993. He served as U.S. Secretary of Defense from 1987 to 1989. Mr. Carlucci is currently on the board of directors of Ashland Oil, Inc.; Bell Atlantic Corporation, 1717 Arch St. 47W, Philadelphia, PA; Connecticut Mutual Life Insurance Company, 140 Garden St., Hartford, CT; General Dynamics Corporation, 3190 Fairview Park Drive, Falls Church, VA; Kaman Corporation, 1332 Blue Hills Ave., Bloomfield, CT; Neurogen Corporation, 35 Northeast Industrial Board, Branford CT; Northern Telecom Limited, 2920 Matheson, Massisauga, Canada; The Quaker Oats Company, Quaker Tower, Chicago, IL; SunResorts, Ltd., N.V.; Texas Biotechnological Corporation, 7000 Fannin Street, Suite 1920 Houston, TX and Westinghouse Electric Corporation, Westinghouse Bldg., Pittsburgh, PA; and serves on the board of trustees for the nonprofit Rand Corporation. Mr. Carlucci has served as a Director of The Upjohn Company since 1990 and is a member of the Audit; Compensation and Incentive; Finance; and Nominating Committees of the Board.

         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS

NAME AND BUSINESS ADDRESS      HELD DURING PAST FIVE YEARS, AND BUSINESS ADDRESS
                                                              THEREOF



William D. Mulholland*
  Suite 400
  302 Bay Street
  Toronto, Ontario
  Canada M5X 1A1...........  Former Chairman of the Board and Chief Executive
                             Officer of the Bank of Montreal. Mr. Mulholland is currently a director of the Bank of Montreal, 129 St. James Street, Montreal, Canada and Canadian Pacific Ltd., 910 Peel Street, Station Center, Montreal, Canada. He is a trustee of Queen's University, Kingston, Ontario, Canada and a member of the Advisory Committee on Canadian Studies at the School of Advanced International Studies, Johns Hopkins University. Mr. Mulholland has received honorary Doctor of Laws degrees from Memorial University and Queen's University. He has served as a Director of Upjohn since 1977 and is Chairman of the Executive; and Compensation and Incentive Committees and a member of the Finance; and Nominating Committees of the Board.



M. Kathryn Eickhoff
  Suite 400
  510 LaGuardia Place
  New York, NY 10012.......  President, Eickhoff Economics Incorporated Economic
                             consultants. Ms. Eickhoff is the former associate director for Economic Policy, United States Office of Management and Budget. She serves as a director of AT&T, 32 Avenue of the Americas, New York, NY; National Westminster Bancorp. Inc., 10 Exchange Place, Jersey City, NJ and Tenneco Inc. Ms. Eickhoff is a member of several business organizations including The Conference of Business Economists; The Economic Club of New York and the National Association of Business Economists. She served as a Director of Upjohn from 1982 to 1985 and returned as a Director in 1987. She is Chairman of the Finance Committee and a member of the Audit; Executive; and Nominating Committees of the Board.



Daryl F. Grisham
  4605 South State Street
  Chicago, IL 60609........  President and Chief Executive Officer Parker House
                             Sausage Company. Mr. Grisham joined Parker House Sausage Company in 1954. He has been a director of that company since 1961 and was promoted to his current position in 1969. Mr. Grisham is a former director for G.D. Searle and Company and Illinois Bell Telephone Co. He serves as a director of Harris Bankcorp, Inc., 111 West Monroe St., Chicago, IL; Lincoln Park Zoological Society and the Rehabilitation Institute of Chicago and the Lyric Opera of Chicago. He also serves as a trustee for the Chicago Museum of Science & Industry and Northwestern University. He has served as a Director of Upjohn since 1989. He is Chairman of the Social Responsibility Committee and is a member of the Compensation and Incentive; Executive and Nominating Committees of the Board.


---------------


* Citizen of Canada

         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS

NAME AND BUSINESS ADDRESS      HELD DURING PAST FIVE YEARS, AND BUSINESS ADDRESS
                                                              THEREOF



Lawrence C. Hoff...........  Former President and Chief Operating Officer of
                             Upjohn. Mr. Hoff has long been active in major industry and educational associations including having served as a director, American Diabetes Association, Inc.; trustee, Borgess Medical Center; director, Council on Family Health; chairman, Pharmaceutical Research and Manufacturers of America; member, U.S. Chamber of Commerce, International Policy Committee. He holds an honorary Doctor of Science in Pharmacy degree from Massachusetts College of Pharmacy and Allied Health Sciences, and is currently a director of Alpha Beta Technology, Inc.; Curative Technologies, Inc., 14 Research Way, East Setauket, NY and Medimmune, Inc., 35 West Watkins Mill Road, Gathersburg, MD. He has served as a Director of Upjohn since 1973 and is a member of the Audit and the Social Responsibility Committees of the Board.



Jerry R. Mitchell,
  M.D., Ph.D. .............  Vice Chairman of the Board and President, Upjohn
                             Laboratories. Previously, Dr. Mitchell had been Executive Vice President and President, Upjohn Laboratories (1991-92); and Senior Vice President and President, Upjohn Laboratories (1990). Prior to joining Upjohn, Dr. Mitchell was a professor of internal medicine and the director of the Center for Experimental Therapeutics, Baylor College of Medicine, 1 Baylor Plaza, Houston, TX and Affiliated Hospitals. During his distinguished career, Dr. Mitchell has served on many national advisory boards and committees and has received numerous honors and scientific awards. He has published two books and has written hundreds of manuscripts and abstracts. Dr. Mitchell has been a Director of Upjohn since 1991.



William U. Parfet
  8850 M-89
  Box 351
  Richland, MI 49083.......  President and Chief Executive Officer of
                             Richard-Allan Medical Industries, Inc. A manufacturer of surgical equipment and medical supplies. Prior to joining Richard-Allan in October 1993, Mr. Parfet had been Vice Chairman of the Board of Upjohn, and was President (1991-93) and Executive Vice President (1989-91) before that. Mr. Parfet serves on various boards of directors, including Bissell, Inc., 2345 Walker Rd. N.W., Grand Rapids, MI, CMS Energy Corporation, Fairlane Park Drive, Dearborn, MI, the Financial Accounting Foundation, Flint Ink Corporation, 2511 Glendale Ave., Detroit, MI, Old Kent Financial Corporation, One Vandenberg Center, Grand Rapids, MI, Stryker Corporation, 2925 Fairfield Rd., Kalamazoo, MI and Universal Foods, Inc. He has served as a Director of Upjohn since 1985 and is a member of the Finance and the Social Responsibility Committees of the Board.



Richard H. Brown
  4410 Main Street
  Kansas City, MO 64111....  President and Chief Executive Officer of H&R Block
                             Inc. Prior to joining H&R Block in August, 1995, Mr. Brown was Vice Chairman of Ameritech Corp. Mr. Brown was elected Ameritech vice chairman in January 1993. He joined Illinois Bell as president and chief executive officer in 1990 and, prior to that, he was executive vice president of United Telecom and U.S. Sprint. He is a member of the Economic Club

         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS

NAME AND BUSINESS ADDRESS      HELD DURING PAST FIVE YEARS, AND BUSINESS ADDRESS
                                                              THEREOF


                             of Chicago, a trustee, Rush Presbyterian-St. Luke's Medical Center, Vice Chairman of the board of trustees of Ohio University Foundation and serves actively in many non-profit organizations in Illinois. Mr. Brown also serves on a number of other boards. He has served as a Director of Upjohn since September 1993 and is a member of the Compensation and Incentive; the Nominating; and the Social Responsibility Committees of the Board.


Geraldine A.
Kenney-Wallace*
  26 Whitney Avenue
  Toronto, Ontario
  Canada M4W 2A8...........  Past-President and Vice-Chancellor of McMaster
                             University, Ontario, Canada. Dr. Kenney-Wallace is a member of the board of directors of the Bank of Montreal, 129 St. James Street, Montreal, Canada, DMR Inc., General Motors (Canada), 330 Bloor Street West, Toronto, Canada and Northern Telecom Ltd., 2920 Matheson, Massisauga, Canada. She serves on the advisory board of the Canadian Foundation for AIDS Research, the Manning Foundation, the Canada-Japan Forum, the Canadian National Roundtable on the Environment and the Economy and the Singapore National Science and Technology Boards. During her scientific career in lasers, ultra-fast phenomena and optoelectronics, Dr. Kenney-Wallace has received numerous honors and scientific awards. She has served as a Director of Upjohn since 1993 and is a member of the Audit; the Finance; and the Social Responsibility Committees of the Board.



William E. LaMothe
  Heritage Tower
  Suite 1701
  25 W. Michigan Avenue
  Battle Creek, MI 49017...  Former Chairman of the Board and Chief Executive
                             Officer of Kellogg Company. Mr. LaMothe is a former director of the Food and Drug Law Institute, Kimberly Clark Corporation, 351 Phelps Drive, Irving, TX, Unisys Corporation, P.O. Box 500, BlueBell, PA and the Western Michigan University Foundation. He is currently a director of Allstate Insurance Companies, 2775 Sanders Road, Northbrook, IL, Kellogg Company, One Kellogg Square, Battle Creek, MI, and Sears Roebuck & Company, Sears Tower, Chicago, IL; and he is a member of the board and a trustee for the W. K. Kellogg Foundation Trust. Mr. LaMothe serves on the board of The Battle Creek Community Foundation. He has served as a Director of Upjohn since 1986 and is a member of the Audit; the Compensation and Incentive; the Executive; and the Nominating Committees of the Board.


Ley S. Smith...............  President and Chief Operating Officer of Upjohn.
                             Mr. Smith was elected President and Chief Operating Officer in 1993; he became Vice Chairman of the Board in 1991; and was elected Executive Vice President in January 1989. Mr. Smith also served as Acting Chief Executive Officer of Upjohn from April 1993 until January 1994. He is currently a member of the Borgess Medical Center Board of Trustees and board member for the Biopure Corporation. Mr. Smith is active in a wide variety of

---------------


* Citizen of Canada

         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS

NAME AND BUSINESS ADDRESS      HELD DURING PAST FIVE YEARS, AND BUSINESS ADDRESS
                                                              THEREOF


                             business, community, and medical- and
                             pharmaceutical-related activities, including the Pharmaceutical Research and Manufacturers of America; the Virginia Neurological Institute; the Health, Welfare and Retirement Income Task Force of the Business Roundtable; and the Greater Kalamazoo United Way. He has served as a Director of Upjohn since 1989.


Antonio M. Gotto, Jr., M.D.
  Texas Medical Center
  Smith Tower
  6550 Fannin
  Suite 1423
  Houston, Texas 77030.....  Chairman of the Department of Medicine at Baylor
                             College of Medicine. Dr. Gotto was appointed to the Board of Directors of Upjohn in November 1994. He is Distinguished Service Professor and Chairman of the Department of Internal Medicine at Baylor College of Medicine. He holds the J.S. Abercrombie Chair of Atherosclerosis Research and the Bob and Vivian Smith Chair in Internal Medicine. He is Chief of the Internal Medicine Service at The Methodist Hospital and Ben Taub County Hospital in Houston, Texas. He is director of the Medtronic Corporation. He is a former member of: the National Academy of Sciences -- Institute of Medicine; the National Heart, Lung, and Blood Advisory Council for the National Institutes of Health; and the National Diabetes Advisory Board. He has served as National President of the American Heart Association. He is currently President of the International Atherosclerosis Society, Co-Chairman of the U.S.-Russian and U.S.-Italian Cardiovascular Workgroups and Secretary of the Texas and district Rhodes Scholar Selection Committee. He has received many awards, honorary degrees and recognition by foreign governments. He is a member of the Audit and the Social Responsibility Committees of the Board.



Kenneth M. Cyrus...........  Executive Vice President, Secretary and General
                             Counsel of Upjohn since 1994. Formerly Senior Vice President, Secretary and General Counsel from 1991 to 1994, and prior thereto Vice President, Secretary and General Counsel from 1988 to 1991.



Donald R. Parfet...........  Executive Vice President since 1995. Formerly
                             Executive Vice President for Administration of Upjohn from 1991 to 1995, and prior thereto Senior Vice President for Administration from 1989 to 1991.



Robert C. Salisbury........  Executive Vice President and Chief Financial
                             Officer of Upjohn since 1994. Formerly Senior Vice President for Finance and Chief Financial Officer from 1991 to 1994, and prior thereto Vice President for Finance and Chief Financial Officer from 1989 to 1991.



Jack J. Jackson............  Senior Vice President for U.S. and Canadian
                             Pharmaceutical Operations of Upjohn since 1994. Formerly Vice President for Western Hemisphere Pharmaceutical Operations from 1992 to 1994, prior thereto Vice President for North American Pharmaceutical Operations from 1991 to 1992, and prior thereto Vice President for U.S. Pharmaceutical Sales from 1989 to 1991.

         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS

NAME AND BUSINESS ADDRESS      HELD DURING PAST FIVE YEARS, AND BUSINESS ADDRESS
                                                              THEREOF



Fernando A. Leal*..........  Senior Vice President for Strategic Planning and
                             Business Development of Upjohn since 1995. Formerly Senior Vice President for International and Pharmaceutical Operations from 1994 to 1995, and prior thereto, Senior Vice President for Japan, Pacific and European Operations from 1993 to 1994, Vice President for Pacific and Latin American Pharmaceutical Operations from 1992 to 1993 and Vice President for Japan/Pacific/Latin America from 1989 to 1992.



Carlos A. Salvagni*........  Senior Vice President for Technical Operations of
                             Upjohn since 1994. Formerly Senior Vice President for Worldwide Manufacturing and Engineering from 1993 to 1994, and prior thereto Vice President for Worldwide Manufacturing from 1990 to 1993.


---------------


* Citizen of Brazil



* Citizen of Argentina

                                                                      SCHEDULE B



                 DIRECTORS AND EXECUTIVE OFFICERS OF PHARMACIA



     The following table sets forth the name, citizenship, business address, present principal occupation and material positions and occupations within the past five years of each director and officer of Pharmacia. Unless otherwise specified each person listed below is a national of Sweden and has his or her principal business address at the offices of Pharmacia, at Frosundaviks, Alle 15, 171 97 Stockholm, Sweden.



         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS


NAME AND BUSINESS/PERSONAL ADDRESS     HELD DURING PAST FIVE YEARS, AND BUSINESS
                                                      ADDRESS THEREOF



Soren Gyll
  AB Volvo
  S-405 08
  Goteborg, Sweden.........  President and Chief Executive Officer of AB Volvo.
                             He is a member of the boards of directors of AB Catena, AB Custos, Svensk Interkontinental Lufttrafik, AB Volvo, the Federation of Swedish Industries and the Swedish Employers' Confederation. Mr. Gyll is also a member of the Royal Swedish Academy of Engineering Sciences, the Central Board of the Association of Swedish Engineering Industries and the board of Swedish Engineering Employers' Association. Mr. Gyll was appointed to the Pharmacia Board in 1984 and has been Chairman since 1992.



Olof Lund
  Celsius AB
  Box 1777
  S-111 87
  Stockholm, Sweden........  President and Chief Executive Officer of Celsius
                             AB. He is also the Chairman of AssiDoman AB. Mr. Lund is also a member of the boards of directors of the Federation of Swedish Industries and the Swedish Pension Guarantee Mutual Insurance Company
                             (FPG)/Labor Market Insurance (AMF). Mr. Lund was appointed to the Pharmacia Board in 1992 and is the Vice Chairman of the Board.



Jan Ekberg.................  President and Chief Executive Officer of Pharmacia
                             and a member of the Pharmacia Board since 1992. From 1990 to 1992, Mr. Ekberg served as President of Kabi Pharmacia. He is also Chairman of Pharmacia Biotech AB and Pharmacia Biosensor AB. From 1986 to 1990, Mr. Ekberg served as President of KabiVitrum and, from 1987 to 1990, he served as Executive Vice President of Procordia. He is a member of the boards of directors of Oy Partek AB, AB Volvo Personvagnar AB, Nobelpharma AB and the Federation of Swedish Industries. He is a member of the Royal Swedish Academy of Engineering Sciences and the Supervisory Board of Huhtamaki.



Kurth Augustson
  Ellaparksvagen 26
  S-18346
  Taby, Sweden.............  Member of the boards of directors of Skandia and
                             Dansk Tyggegummi Fabrik A/S (Stimorol) and was formerly President and Chief Executive Officer of Freia Marabou AS, S-17285, Sundbyberg, Sweden and Procordia Food and Beverages. Mr. Augustson was appointed to the Pharmacia Board in 1993.

         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS


NAME AND BUSINESS/PERSONAL ADDRESS     HELD DURING PAST FIVE YEARS, AND BUSINESS
                                                      ADDRESS THEREOF



Gustaf Douglas, M.B.A.
  Harvard


  Investment AB Latour
  S-10388


  Stockholm, Sweden........  Chairman and principal owner of Investment AB
                             Latour. He is Vice Chairman of Securitas AB and Sveriges Television AB and a member of the boards of directors of Assa Abloy AB, Hagstromer & Qviberg, Munksjo and Stiftelsen Svenska Dagbladet. Mr. Douglas was appointed to the Pharmacia Board in 1992.



Gustav von Hertzen,
Honorary Industrial
  Councillor, Ph.D. (Hon.)*
  Skarpskyttegatan 3B22
  SF-00130
  Helsingfors, Finland.....  Member of the boards of directors of
                             Instrumentarium Oy and Lithells AB. Mr. von Hertzen is also Chairman of HUCS Institute and a member of the Supervisory Board of the Aamulehti Group. Mr. von Hertzen formerly was an officer of Helsinki Selance Park Ltd., Viiki, SF-00710, Helsinki, Finland. He is a member of the Royal Swedish Academy of Engineering. Mr. Hertzen was appointed to the Pharmacia Board in 1989.



Goran Linden
  AB Fortos
  Box 2278
  S-10317
  Stockholm, Sweden........  President and Chief Executive Officer of AB Fortos.
                             He is Chairman of Alfred Berg Holding AB, Partena AB, Retriva AB, Procordia Fastigheter AB and Swedish Match AB. He is also a board member of Alfred Berg Holding AB, Cultor AB, Lithells AB and Monark Stiga AB. Mr. Linden was appointed to the Pharmacia Board in 1994.



Berthold Lindqvist
  Gambro AB
  Box 10101
  S-2010
  Lund, Sweden.............  President and Chief Executive Officer of Gambro AB.
                             He is also a board member of Gambro AB, Besam AB, PLM AB, AB Volvo Lastvagnar AB, Inductus AB. Mr. Lindqvist was appointed to the Pharmacia Board in 1992.



Ulla Reinius, M.B.A.
  Finansfakta AB
  Sibyllegatan 5
  S-11451
  Stockholm, Sweden........  President of Finansfakta AB. She is also a member of the boards of directors of Uppsala
                             University/Division of Capital and Property
                             Administration and the Swedish Association for Share Promotion. Ms. Reinius was appointed to the Pharmacia Board in 1992.


---------------


*Citizen of Finland

         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS


NAME AND BUSINESS/PERSONAL ADDRESS     HELD DURING PAST FIVE YEARS, AND BUSINESS
                                                      ADDRESS THEREOF



Bengt Samuelsson, M.D.
  Karolinska Institutet
  S-171 77
  Stockholm, Sweden........  Professor of Medical and Physiological Chemistry,
                             Karolinska Institutet. He was the Nobel laureate in Physiology of Medicine in 1982. He is the Chairman of The Nobel Foundation. He is also a member of the boards of directors of Svenska Handelsbanken and the Liposome Company, Princeton, N.J. Dr. Samuelsson is a member of the Royal Swedish Academy of Sciences, the American Academy of Arts and Sciences, the Association of American Physicians, Academie des Sciences, Paris, the U.S. National Academy of Sciences and the Royal Society, London. Dr. Samuelsson was appointed to the Pharmacia Board in 1990.



(++)Ake Hammarstrom
  Pharmacia BioProcess
    Technology AB
  (Rapsgatan 7)
  S-751 82
  Uppsala, Sweden..........  Officer of the local of the Swedish Union of
                             Clerical and Technical Employees in Industry (SIF) at Pharmacia Biotech. Mr. Hammarstrom was appointed to the Pharmacia Board in 1991 as a Deputy Board member representing Pharmacia employees affiliated with the Federation of Salaried Employees in Industry and Services (PTK).



Joseph Jenadri.............  Shop Steward for the trade-union local at Pharmacia
                             Stockholm and the employee representative of Pharmacia employees affiliated with LO. Mr. Jenardri was appointed to the Pharmacia Board in 1990 as a Deputy Board member representing Pharmacia employees affiliated with the Swedish Trade Union Confederation (LO).



Ingela Sander..............  Shop Steward for the local of the Swedish Union of
                             Clerical and Technical Employees in Industry (SIF) at Pharmacia Stockholm. Ms. Sander was originally appointed to the Pharmacia Board as a Deputy Board member representing Pharmacia employees affiliated with the Federation of Salaried Employees in Industry and Services (PTK) in 1993.



Lennart G. Persson
  Pharmacia Consumer Pharma
  (Norrbroplatsen 2)
  Box 941, S-25109
  Helsingborg, Sweden......  Deputy Director of Pharmacia. Mr. Persson was
                             appointed to the Pharmacia Board as a Deputy Board member representing Company employees affiliated with the Federation of Salaried Employees in


                             Industry and Services (PTK) in 1993.

         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS


NAME AND BUSINESS/PERSONAL ADDRESS     HELD DURING PAST FIVE YEARS, AND BUSINESS
                                                      ADDRESS THEREOF



Britta Kaul
  Pharmacia Pharmaceuticals
    Uppsala
  S-751 82
  Uppsala, Sweden..........  Deputy Director of Pharmacia. Ms. Kaul was
                             appointed to the Pharmacia Board as a Deputy Board member representing Company employees affiliated with the Federation of Salaried Employees in Industry and Services (PTK) in 1993.



Roland Hakansson
  Pharmacia Consumer Pharma
  S-251 09
  Helsingborg, Sweden......  Deputy Director of Pharmacia. Mr. Hakansson was
                             appointed to the Pharmacia Board as a Deputy Board member representing Company employees affiliated with the Swedish Trade Union Confederation (LO) in 1993.



Goran A. Ando, M.D.........  Executive Vice President and Deputy Chief Executive
                             Officer of Pharmacia. Dr. Ando joined Pharmacia in February 1995 from Glaxo Holdings p.l.c., Lansdowne House, Berkeley Square, London W1X 6BQ, England. He is responsible for Corporate Research and Development, Operations, Strategies, Business Development, Quality and Environmental/Risk Management.



Jan Blomberg...............  Executive Vice President, Chief Financial Officer
                             of Pharmacia. Mr. Blomberg is Head of Corporate Financial Management (Finance, Accounting & Taxes, Business Control, Information Technology and Legal). Since 1985 Mr. Blomberg has served as Executive Vice President and Chief Financial Officer of Pharmacia.



Lars Lindegren
  Pharmacia S.p.A.
  Pharmaceuticals Milano
  via Robert Koch, 1, 2
  I-20152
  Milano, Italy............  Executive Vice President of Pharmacia. Mr.
                             Lindegren serves as President of Business Area Pharmaceuticals Milan. Between 1989 and 1993 Mr. Lindegren served as President of Business Area Hospital Care.



Gilles Pajot*..............  Executive Vice President of Pharmacia. Mr. Pajot
                             serves as President of Market Area Europe. From 1974 to 1990 Mr. Pajot was employed by Pharmacia France S.A., from 1979 as President. From 1991 to 1992 he served as President of Pharmacia Biosystems. From 1992 to 1993, Mr. Pajot served as Executive Vice President of Kabi Pharmacia.


---------------


*Citizen of France

         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS


NAME AND BUSINESS/PERSONAL ADDRESS     HELD DURING PAST FIVE YEARS, AND BUSINESS
                                                      ADDRESS THEREOF



Lamberto Andreotti**
  Pharmacia S.p.A.
  Via Robert Koch, 1,2
  I-201 52
  Milano, Italy............  Group Vice President of Pharmacia. Mr. Andreotti
                             serves as President of Market Area Americas and Market Company Italy. Mr. Andreotti joined Pharmacia upon its acquisition of FICE, where from 1990 to 1993 he served as Vice President Italian Activities and Corporate Operations, then Chief Executive Officer of Farmitalia Carlo Erba S.r.1. Since 1993 he has served as Group Vice President of Pharmacia.



Lars Ingelmark.............  Group Vice President of Pharmacia. Mr. Ingelmark
                             serves as President of Market Area Asia-Pacific. From 1987 to 1990 Mr. Ingelmark was employed by KabiVitrum serving as Executive Vice President. From 1990 to 1993 he was employed by Kabi Pharmacia, first serving as Managing Director of Nordic Pharmaceutical AB, and later as Executive Vice President of Kabi Pharmacia. Since 1993 Mr. Ingelmark has served as Group Vice President of Pharmacia.



Peter Benson
  Business Area Hospital
  Care
  S-112 87
  Stockholm, Sweden........  Group Vice President of Pharmacia. Mr. Benson
                             serves as President of Business Area Hospital Care. He has been employed by Pharmacia since 1988.



Arne Forsell
  Pharmacia Biotech AB
  S-751 82
  Uppsala, Sweden..........  President, Pharmacia Biotech AB. Mr. Forsell joined
                             Pharmacia in 1990 as President of Pharmacia LKB Biotechnology and in 1991 was appointed Executive Vice President of Pharmacia Biosystems AB. Since 1992, he has served as President of Pharmacia Biotech AB, and as Chairman of Pharmacia Biotech Inc.



Jorgen Johnsson
  Business Area Consumer
    Pharma
  Box 941, S-251 09
  Helsingborg, Sweden......  Group Vice President of Pharmacia. Mr. Johnsson
                             serves as President of Business Area Consumer Pharma. He has been employed by Pharmacia since 1986.



Goran Pettersson
  Business Area
  Pharmaceuticals   Uppsala
  S-751 82
  Uppsala, Sweden..........  Group Vice President of Pharmacia. Mr. Pettersson
                             serves as President of Business Area
                             Pharmaceuticals Uppsala. He has been employed by Pharmacia since 1987 when he joined KabiVitrum as Market Company


---------------


**Citizen of Italy

         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS


NAME AND BUSINESS/PERSONAL ADDRESS     HELD DURING PAST FIVE YEARS, AND BUSINESS
                                                      ADDRESS THEREOF



                             President in the U.K. Since 1991, Mr. Pettersson has served as President for various business areas.



Toni Weitzberg
  Business Area
    Biopharmaceuticals
  S-112 89
  Stockholm, Sweden........  Group Vice President of Pharmacia. Mr. Weitzberg
                             serves as President of Business Area
                             Biopharmaceuticals. He has been employed by Pharmacia since 1983.



Jan Wurtz
  Business Area Diagnostics
  S-751 82
  Uppsala, Sweden..........  Group Vice President of Pharmacia. Mr. Wurtz serves as President of Business Area Diagnostics. He has been employed by Pharmacia since 1987.



Hans Carlson...............  Senior Vice President, Human Resources & Management
                             Development of Pharmacia. Mr. Carlson was employed by Kabi Pharmacia and its predecessors from 1977 to 1982 and has been employed by Pharmacia since 1986. From 1990 to 1992 Mr. Carlson served as Senior Vice President Human Resources of Kabi Pharmacia. Since 1993 he has served as Senior Vice President Human Resources and Management Development of Pharmacia.



Anders Harfstrand, MD......  Senior Vice President of Pharmacia. Dr. Harfstrand
                             is Head of Corporate Communications and Investor Relations. He has been employed by Pharmacia since 1988.



Mats Pettersson............  Group Vice President of Pharmacia. Mr. Pettersson
                             is Head of Corporate Business Development. He started, after a career as an independent auditor, as Vice President in the French subsidiary and served as Chief Financial Officer of Kabi from 1981 to 1988. During 1988-1992 he was Head of Business Development in Europe and has been in his present position since 1993.



Hakan Astrom...............  Group Vice President of Pharmacia. Mr. Astrom is
                             Head of Corporate Strategic Planning. From 1988 to 1990 Mr. Astrom was Executive Vice President of KabiVitrum. From 1990 to 1992 he served as Vice President of Kabi Pharmacia and President of Kabi Pharmacia Biopharma. From 1992 to 1993 Mr. Astrom served as President and Chief Executive Officer of Kabi Pharmacia. Since 1993 he has served as Group Vice President of Pharmacia.



Mats Lidgard...............  General Counsel of Pharmacia. He is Head of Legal
                             Affairs (including legal, patents and trademarks) and serves as Secretary to the Board and the Corporate Management Group. He has been employed by Pharmacia since 1984.

                                 EXHIBIT INDEX


EXHIBIT                                         DESCRIPTION                                  PAGE
-------         ---------------------------------------------------------------------------  ----
 2        --    Combination Agreement, dated as of August 20, 1995, by and among Upjohn,
                Pharmacia, Pharmacia & Upjohn, Inc. and Pharmacia & Upjohn Subsidiary, Inc.
                (included as Annex A to the Prospectus/Proxy Statement/U.S. Offer to
                Purchase which is part of this Registration Statement).*
 3(a)     --    Form of Restated Certificate of Incorporation of Pharmacia & Upjohn, Inc.*
 3(b)     --    Form of By-laws of Pharmacia & Upjohn, Inc.*
 5(a)     --    Opinion of Sullivan & Cromwell.
 5(b)     --    Opinion of Shearman & Sterling.
 8(a)     --    Opinion of Sullivan & Cromwell regarding United States tax consequences to
                Upjohn stockholders.
 8(b)     --    Opinion of Shearman & Sterling regarding United States tax consequences to
                Pharmacia shareholders.
10(a)     --    Co-Promotion Agreement, dated as of August 20, 1995, between Upjohn and
                Pharmacia (incorporated by reference to Exhibit 10(a) of Upjohn's Current
                Report on Form 8-K dated August 21, 1995).*
10(b)     --    Registration Rights Agreement, dated as of August 20, 1995, among Pharmacia
                & Upjohn, Inc., The Upjohn Company, Pharmacia Aktiebolag and AB Volvo.*
15        --    Letter from Coopers & Lybrand L.L.P. concerning unaudited interim financial information.
21        --    List of subsidiaries of Pharmacia & Upjohn, Inc.*
23(a)     --    Consent of Coopers & Lybrand L.L.P.
23(b)     --    Consent of Hans Karlsson, KPMG Bohlins AB, member KPMG International and
                Goran Tidstrom, Ohrlings Coopers & Lybrand AB, member of Coopers & Lybrand
                International.
23(c)     --    Consent of KPMG Peat Marwick LLP.
23(d)     --    Consent of Sullivan & Cromwell (included in Exhibits 5(a) and 8(a)).
23(e)     --    Consent of Shearman & Sterling (included in Exhibits 5(b) and 8(b)).
23(f)     --    Consent of Goldman, Sachs & Co.
23(g)     --    Consent of Morgan Stanley & Co. Limited.*
24        --    Powers of Attorney.*
99(a)     --    Opinion of Goldman, Sachs & Co. (included as Annex B to the
                Prospectus/Proxy Statement/U.S. Offer to Purchase which is part of this
                Registration Statement).
99(b)     --    Opinion of Morgan Stanley & Co. Limited (included as Annex C to the
                Prospectus/ Proxy Statement/U.S. Offer to Purchase which is part of this
                Registration Statement).
99(c)     --    Form of Proxy for voting Upjohn capital stock.
99(d)     --    Form of Joint Letter to Stockholders of Pharmacia and Upjohn.
99(e)     --    Consents of Persons Named as About to Become Directors.


---------------

* Previously filed.